VITERRA™

RECEIVED

2009 AUG -4 A 7:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 29, 2009

Exemption #: 82-5037

09046681

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of the Scheme document that was filed on the Toronto Stock Exchange and provincial securities commission.

2. A copy of eight news releases that were filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment



Scheme Booklet Part A

ABB

For the scheme of arrangement between ABB Grain Ltd (ACN 084 962 130) and its shareholders in relation to the proposed acquisition of ABB Grain by Viterra Australia, a wholly owned subsidiary of Viterra Inc.

The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

This Scheme Booklet is important and requires your immediate attention. You should read both Part A and Part B in their entirety. If you are in any doubt as to how to deal with this document, please consult your financial, legal or other professional adviser.

The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal.

If you have any questions about the Scheme or the Constitutional Amendment, please call the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia).

J.P.Morgan

JOHNSON WINTER & SLATTERY
LAWYERS

Overview of this Scheme Booklet

This Scheme Booklet is comprised of two separate parts:

- Part A; and
- Part B (accompanying this Part A), which includes a copy of the Independent Expert's Report.

This Scheme Booklet contains information regarding a proposed scheme of arrangement pursuant to which Viterra Australia, a wholly owned subsidiary of Viterra, will acquire all of the issued ordinary shares in ABB Grain. This Scheme Booklet also contains information regarding a proposed amendment to the ABB Grain Constitution which is required to enable the Scheme to proceed. This amendment to the ABB Grain Constitution will only take effect if the Scheme proceeds.

The Scheme and the Constitutional Amendment require the approval of ABB Grain Shareholders. This Scheme Booklet contains information relevant to the decision of ABB Grain Shareholders whether or not to approve the Scheme and the Constitutional Amendment.


The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

Scheme Booklet Part A and Part B



Election Form *Voting Form* *Business Reply Envelope x 2*

Are the Scheme and the Constitutional Amendment in the best interests of ABB Grain Shareholders?

✓ The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

✓ The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal.

What you should do next

You should read both Part A and Part B of this Scheme Booklet in their entirety before making a decision on whether or not to vote in favour of the Scheme and the Constitutional Amendment.

You should vote on the Scheme and the Constitutional Amendment either by sending in the Voting Form in accordance with its instructions or by attending the Scheme Meeting and the Constitutional Amendment Meeting and voting in person (or by attorney or corporate representative). See Section 1 of Part A and Section 6 of Part B of this Scheme Booklet for more details on how to vote.

You should also decide how you wish to receive your Scheme Consideration (regardless of whether or not you vote in favour of the Scheme or the Constitutional Amendment). See Section 2 of Part A and Section 5 of Part B of this Scheme Booklet for more details on the Scheme Consideration alternatives and how to make an Election.

If you are in any doubt as to what you should do, you should consult your financial, legal or other professional adviser before deciding whether or not to vote in favour of the Scheme and the Constitutional Amendment.

Important notices and disclaimers

Important document
This Scheme Booklet is an important document. It is in two parts (Part A and Part B) and both parts should be read in their entirety. If you are in any doubt as to the course you should follow, you should seek independent professional advice.

Date
This Scheme Booklet is dated 30 July 2009.

Explanatory statement
This Scheme Booklet is an explanatory statement which has been prepared pursuant to section 412(1) of the Corporations Act to explain the effect of the Scheme and provide information which is material to the making of a decision by ABB Grain Shareholders about whether or not to vote in favour of the Scheme and the Constitutional Amendment.

Role of ASIC, the ASX and the Court
A copy of this Scheme Booklet has been examined by ASIC pursuant to section 411(2)(b) of the Corporations Act and registered by ASIC under section 412(6) of the Corporations Act. ASIC has been requested to provide a statement in accordance with section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme. If ASIC provides that statement, it will be produced to the Court at the Second Court Hearing. Neither ASIC nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

A copy of this Scheme Booklet has been lodged with the ASX. Neither the ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

The Court is not responsible for the contents of this Scheme Booklet and, in ordering that the Scheme Meeting be convened, the Court does not in any way indicate that the Court has approved or will approve or otherwise endorses the Scheme.

Responsibility for information in this Scheme Booklet
ABB Grain is responsible for the contents of this Scheme Booklet other than, to the maximum extent permitted by law, the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and the Tax Opinion.

Viterra is responsible for the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (except to the extent that any misleading or deceptive material results from information supplied by ABB Grain), but does not assume any responsibility for the accuracy or completeness of any other part of this Scheme Booklet.

KPMG has prepared the Independent Expert's Report and is responsible for that report. None of ABB Grain, Viterra, their respective related bodies corporate and their respective directors, officers, employees and advisers assumes any responsibility for the accuracy or completeness of the information in the Independent Expert's Report except, in the case of ABB Grain and Viterra, in relation to information given by them respectively to the Independent Expert.

Deloitte Touche Tohmatsu (ABN 74 490 121 060) has prepared the Investigating Accountant's Report and is responsible for that report. None of ABB Grain, Viterra, their respective related bodies corporate and their respective directors, officers, employees and advisers (other than Deloitte Touche Tohmatsu) assumes any responsibility for the accuracy or completeness of the information in the Investigating Accountant's Report except, in the case of ABB Grain and Viterra, in relation to information given by them respectively to Deloitte Touche Tohmatsu.

Deloitte Touche Tohmatsu Ltd (ACN 092 223 240) has prepared the Tax Opinion and is responsible for the Tax Opinion. None of ABB Grain, Viterra, their respective related bodies corporate and their respective directors, officers, employees and advisers (other than Deloitte Touche Tohmatsu Ltd) assumes any responsibility for the accuracy or completeness of the contents of the Tax Opinion.

Investment decisions
This Scheme Booklet does not take into account your individual investment objectives, financial situation, taxation position or particular needs. The information in this Scheme Booklet should not be relied on as the sole basis for any decision in relation to your ABB Grain Shares. You should seek independent professional advice before making any investment decision in relation to your ABB Grain Shares or how to vote on the Scheme and the Constitutional Amendment.

Forward looking statements
This Scheme Booklet contains forward looking statements which are not based solely on historical facts but are based on current expectations about future events and results. These forward looking statements are subject to inherent risks and uncertainties. Such risks and uncertainties include factors and risks specific to the industry in which ABB Grain and Viterra operate as well as general economic conditions, prevailing exchange rates and interest rates, conditions in the financial markets, government policies and regulations, competitive pressures and changes in technology. Actual events or results may differ materially from the expectations expressed or implied in such forward looking statements.

None of ABB Grain, Viterra, their respective related bodies corporate or their respective directors, officers, employees and advisers makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. Accordingly, you are cautioned about placing undue reliance on forward looking statements contained in this Scheme Booklet.

Foreign shareholders
Restrictions in certain foreign countries may make it impractical or unlawful for Viterra Scrip to be offered or issued under the Scheme to ABB Grain Shareholders in those countries, or for ABB Grain Shareholders located in those countries to receive Viterra Scrip under the Scheme.

Any ABB Grain Shareholder, other than a Qualified Investor, whose address in the ABB Grain Register is outside of Australia and its external territories, New Zealand and the United States will be an "Ineligible Foreign ABB Grain Shareholder" for the purpose of the Scheme, unless ABB Grain and Viterra are satisfied, acting reasonably, that the laws of all relevant jurisdictions permit the issue of Viterra Scrip to the shareholder either unconditionally or after compliance with requirements that are not unduly onerous.

Ineligible Foreign ABB Grain Shareholders will not be entitled to make any Election for Scheme Consideration. They will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. Further information regarding the Cash Out Facility is set out in Section 5.9 of Part B of this Scheme Booklet and the detailed provisions governing the Cash Out Facility are set out in clause 5.7 of the Scheme.

Subject to the foregoing, this Scheme Booklet and the Scheme do not, either individually or in combination, constitute any offer or invitation to issue or sell any securities in ABB Grain or Viterra to any person in any jurisdiction outside of Australia and its external territories, New Zealand and the United States.

ABB Grain Shareholders in New Zealand and the United States should refer to the important information in Section 1.6 of Part B of this Scheme Booklet.

This Scheme Booklet has been prepared having regard to applicable Australian disclosure requirements. These requirements may be different from those in other jurisdictions.

ABB Grain Shareholders who are not Australian resident taxpayers or who are liable for tax outside of Australia should seek specific tax advice in relation to the Australian and overseas tax consequences of the transactions contemplated by this Scheme Booklet.

Privacy
ABB Grain, Viterra and Viterra Australia may collect personal information about you in connection with the Scheme. The personal information may include the names, contact details and details of shareholdings of ABB Grain Shareholders together with the names and contact details of individuals appointed by ABB Grain Shareholders to act as proxies, attorneys or corporate representatives to vote at the Scheme Meeting or the Constitutional Amendment Meeting.

Such information will be collected for the purpose of the Scheme Meeting, the Constitutional Amendment Meeting and implementing the Scheme. The information may be disclosed to ABB Grain, ABB Grain's advisers and service providers, Viterra, Viterra Australia and Viterra's advisers and service providers to the extent necessary in connection with the Scheme Meeting, the Constitutional Amendment Meeting and implementing the Scheme.

You may have certain rights to access personal information which is collected about you. You should contact ABB Grain's share registry, Computershare, in the first instance should you wish to exercise these rights. You can contact Computershare by telephone on 1300 550 374 (from within Australia) or +61 3 9415 4072 (from outside Australia).

ABB Grain Shareholders who appoint a named person as their proxy, attorney or corporate representative to vote at the Scheme Meeting or the Constitutional Amendment Meeting should inform that individual of the matters outlined above.

Definitions
Capitalised terms used in this Scheme Booklet are defined in the Glossary in Section 9 of Part A of this Scheme Booklet (and repeated in Section 15 of Part B of this Scheme Booklet).

References to time
All references to time in this Scheme Booklet are to the time in Adelaide, South Australia unless expressly indicated otherwise.

Currency
All references in this Scheme Booklet to "$" or "A$" are references to Australian dollars. All references in this Scheme Booklet to "C$" are to Canadian dollars.

Questions
If you have any questions in relation to the Scheme, the Constitutional Amendment or this Scheme Booklet, please call the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday.

A copy of this Scheme Booklet can be found on ABB Grain's website at www.abb.com.au.

Table of contents

Letter from the Chairman of ABB Grain

30 July 2009

Dear ABB Grain Shareholder

For more than a year, ABB Grain and Viterra have been developing an understanding of each other's operations, strategic objectives and management philosophies. This culminated in the announcement, on 19 May 2009, that ABB Grain had entered into an Implementation Agreement with Viterra, under which Viterra has agreed to acquire ABB Grain pursuant to a scheme of arrangement (**Scheme**), subject, among other things, to your approval as ABB Grain Shareholders.

This Scheme Booklet (which is in two parts) sets out important information regarding the Scheme and the proposed amendment to the ABB Grain Constitution to remove the 15% ownership cap so as to enable the Scheme to proceed (**Constitutional Amendment**).

Directors' recommendation

In order for the Scheme to proceed, both the Scheme and the Constitutional Amendment require the approval of ABB Grain Shareholders. The Scheme Meeting and Constitutional Amendment Meeting will be convened for this purpose, with the Scheme Meeting commencing at 11.00am (Adelaide time) on 9 September 2009 and the Constitutional Amendment Meeting commencing at 12.15pm (Adelaide time) or immediately after the Scheme Meeting (whichever is the later).

Your Board unanimously recommends that you support the Scheme by **voting in favour** of the Scheme and the Constitutional Amendment, in the absence of a superior proposal. Each director who holds or controls ABB Grain Shares intends to vote those shares or procure that those shares are voted in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

If you wish the Scheme to proceed, it is important you vote in favour of the resolutions at both the Scheme Meeting and the Constitutional Amendment Meeting. The Scheme will not proceed unless both the Scheme and the Constitutional Amendment are approved by ABB Grain Shareholders.

ABB Grain Shareholders should note that the Constitutional Amendment will only take effect if the Scheme proceeds and, as such, the ownership cap will not be removed unless the Scheme is approved.

Your ABB Grain Directors believe that the Scheme is likely to deliver greater benefits to ABB Grain Shareholders than other available alternatives, including ABB Grain continuing as a stand alone entity, divesting certain businesses or pursuing Australian acquisition targets on its own.

Your Board's recommendation to vote in favour of the Scheme and Constitutional Amendment is based on a number of important considerations, including the following:

- the Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal **(see Section 8 of Part B of this Scheme Booklet)**;
- the implied value of the Scheme Consideration represents a significant upfront premium **(see Section 3 of Part A of this Scheme Booklet)**;
- the implied transaction multiple is in excess of relevant precedent transactions **(see Section 3 of Part A of this Scheme Booklet)**;
- the Scheme provides ABB Grain Shareholders with flexibility to choose a Scheme Consideration alternative which best meets individual investor objectives (subject to scale back) **(see Section 3 of Part A and Section 5 of Part B of this Scheme Booklet)**. In particular:
  - the cash component of the Scheme Consideration, combined with the Cash Out Facility, will enable ABB Grain Shareholders to receive a full cash return in respect of their shareholdings should they choose; and
  - the scrip component of the Scheme Consideration will provide ABB Grain Shareholders the opportunity to benefit from the strategic and financial strength and future opportunities of the Combined Group;

- Viterra intends to ensure that the Combined Group maintains a significant presence in Australia and is committed to research and development in Australia **(see Section 3 of Part A and Section 4 of Part B of this Scheme Booklet)**;
- the combination of ABB Grain and Viterra will result in a number of specific benefits for ABB Grain Shareholders who are growers **(see Section 3 of Part A and Section 4 of Part B of this Scheme Booklet)**; and
- ABB Grain Shareholders who elect to receive Viterra Scrip as part of their Scheme Consideration should be eligible to receive capital gains tax roll-over relief in respect of the scrip component of their Scheme Consideration **(see Section 3 of Part A and the Tax Opinion in Section 10 of Part B of this Scheme Booklet)**.

Following the Effective Date of the Scheme, Messrs Max Venning, Paul Daniel and Kevin Osborn and I will join the Viterra Board, and I will be appointed the Deputy Chairman, providing Australian representation on the Combined Group Board.

What you are entitled to receive under the Scheme

You are entitled to elect how you wish to receive your Scheme Consideration (unless you are an Ineligible Foreign ABB Grain Shareholder: see Sections 5.9 and 5.12 of Part B of this Scheme Booklet for details). The three alternatives are Standard Consideration, Maximum Scrip Consideration and Maximum Cash Consideration (see Section 2 of Part A and Section 5 of Part B of this Scheme Booklet).

Subject to the Scheme proceeding, ABB Grain will also pay the ABB Grain Special Dividend, a fully franked cash dividend of $0.41 per ABB Grain Share that will be paid regardless of your choice of Scheme Consideration. ABB Grain Shareholders who can utilise the franking credits connected with this dividend will receive up to an additional $0.18 of value per ABB Grain Share. This is subject to certain holding period rules about the availability of franking credits (see the Tax Opinion in Section 10 of Part B of this Scheme Booklet).

The Standard Consideration comprises $4.35 in cash ($4.76 in cash inclusive of the ABB Grain Special Dividend) and 0.4531 Viterra Shares or Viterra CDIs for each ABB Grain Share.

As at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Booklet), the implied aggregate value of the Standard Consideration and the ABB Grain Special Dividend was $9.37 per ABB Grain Share, a premium of 33.9% to the ABB Grain Share closing price of $7.00 on 27 April 2009 (the day prior to the announcement that ABB Grain and Viterra were in discussions) and 47.6% to the five day VWAP of ABB Grain Shares leading up to and including 27 April 2009.

Independent Expert

The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal. The Independent Expert has valued ABB Grain Shares (inclusive of the ABB Grain Special Dividend) at $8.88 to $10.16 per ABB Grain Share and has valued the aggregate of the Scheme Consideration and the ABB Grain Special Dividend at $9.11 to $10.71 per ABB Grain Share based on Viterra Share prices of C$9.00 to C$10.00 and an Australian dollar:Canadian dollar exchange rate of 0.88.

Conclusion

Further information in relation to the Scheme and the Constitutional Amendment is contained in this Part A and in Part B of the Scheme Booklet, including the reasons for your directors' recommendation and the Independent Expert's Report. You should also have regard to the potential disadvantages and risks associated with the Scheme set out in Section 4 of Part A and Section 7 of Part B of this Scheme Booklet, respectively. Please read both parts of this Scheme Booklet before making your decision and voting at the Scheme Meeting and Constitutional Amendment Meeting.

I encourage you to vote at the Scheme Meeting and Constitutional Amendment Meeting. If you wish the Scheme to proceed, it is important you vote in favour of both the Scheme and the Constitutional Amendment.

If you have any questions in relation to the Scheme, the Constitutional Amendment or this Scheme Booklet, please contact the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday, or go to ABB Grain's website at www.abb.com.au.

Yours sincerely

Perry Gunner
Chairman

ABB Grain Ltd

The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.



Letter from the Chairman of Viterra

VITERRA™

30 July 2009

Dear ABB Grain Shareholder

The Board and management of Viterra are pleased to provide you with the opportunity to participate in the Scheme to combine ABB Grain and Viterra to create a stronger, globally competitive agri-business with significant growth potential.

The Viterra Board unanimously supports the combination of ABB Grain and Viterra. We encourage you to vote in favour of the combination at the Scheme Meeting and Constitutional Amendment Meeting on 9 September 2009. As an ABB Grain Shareholder, your vote is extremely important in order to ensure that the Scheme is implemented, unlocking benefits for all shareholders.

If the transaction is completed, the Combined Group will have substantial assets in the primary grain exporting markets of Australia and Canada, creating one of the world's largest exporters of wheat, barley and canola. We believe that having access to the quality production from these two regions will enhance the Combined Group's ability to serve customers in high growth import markets. The Combined Group will be better positioned to compete in the global agri-business industry, creating additional value for its shareholders and customers.

In addition to the very attractive premium being offered for your ABB Grain Shares, ABB Grain Shareholders who elect to receive Viterra Scrip as part of their Scheme Consideration will have the potential to benefit from the new organisation's improved geographic and business diversification, its enhanced marketing capabilities and its improved access to capital. Alternatively, a significant pool of Cash Consideration is also available, providing additional flexibility for ABB Grain Shareholders in choosing how to realise value for their ABB Grain Shares.

We plan to build on the strength of both organisations. As in our Canadian operations, we are committed to grower education and to research and development. Further, we look forward to welcoming four ABB Grain Directors to the Board of the Combined Group. Perry Gunner, Chairman of ABB Grain, will become Deputy Chairman and Kevin Osborn, Max Venning and Paul Daniel will join the Board and Board Committees. These ABB Grain Directors will strengthen our Board and provide us with excellent representation in Australia.

On behalf of the Viterra Board, I encourage you to vote in favour of the Scheme at the Scheme Meeting and the Constitutional Amendment at the Constitutional Amendment Meeting.

I look forward to welcoming those of you who take up Viterra Scrip as a Viterra shareholder or Viterra CDI holder following successful implementation of the Scheme.

Yours sincerely

Thomas Birks
Chairman

Viterra Inc.



Key dates and events

Record date for determining entitlement to vote at the Scheme Meeting and Constitutional Amendment Meeting	7 September 2009 (6.30pm)
Deadline for receipt of Voting Forms for Scheme Meeting and Constitutional Amendment Meeting	7 September 2009 (11.00am)
Scheme Meeting to be held at 11.00am at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide	9 September 2009
Constitutional Amendment Meeting to be held at 12.15pm or immediately following the Scheme Meeting (whichever is later) at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide	9 September 2009
Court hearing to approve the Scheme	10 September 2009
Effective Date of Scheme	11 September 2009
Suspension of trading in ABB Grain Shares	Close of trading on 11 September 2009
Commencement of trading in Viterra CDIs on deferred settlement basis on the ASX[1]	14 September 2009
Record date for the ABB Grain Special Dividend*	17 September 2009 (6.30pm)
Election Deadline for receipt of Scheme Consideration Election Forms[2]	18 September 2009 (5.00pm)
Scheme Record Date for determining entitlements to Scheme Consideration	18 September 2009 (6.30pm)
Implementation Date	23 September 2009
Commencement of trading in Viterra Shares issued under the Scheme on the TSX	24 September 2009
Expected payment date for the ABB Grain Special Dividend	28 September 2009
First day for despatch of Cash Consideration, certificates for Viterra Shares and holding statements for Viterra CDIs	28 September 2009
Last day of trading in Viterra CDIs on deferred settlement basis on the ASX	28 September 2009
Commencement of trading in Viterra CDIs on the ASX on a normal settlement basis	29 September 2009
Last day for despatch of Cash Consideration, certificates for Viterra Shares and holding statements for Viterra CDIs	8 October 2009
Last day for sales to be completed under the Cash Out Facility	15 October 2009

* ABB Grain Shares will trade cum dividend on the ASX until trading is suspended at close of trading on the Effective Date.

Unless stated otherwise, all times in this Scheme Booklet are references to Adelaide time.

These dates and times are indicative only. The actual times and dates will depend on many factors outside the control of ABB Grain, including the Court approval process and the satisfaction or, where applicable, waiver of the conditions precedent in the Implementation Agreement. Any changes will be notified on ABB Grain's website at www.abb.com.au and announced to the ASX.

1 As the exact amount of Viterra CDIs to be issued to you will not be known until after the Scheme Record Date and will not be communicated to you until you receive your holding statement following the Implementation Date, if you trade in your Viterra CDIs during the deferred settlement period and prior to receipt of your holding statement, you do so at your own risk.

2 An ABB Grain Shareholder will only receive Scheme Consideration if it is an ABB Grain Shareholder on the Scheme Record Date.



The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

1. What you should do

Step 1 Read the Scheme Booklet in its entirety

The Scheme Booklet has been sent to you in two parts: Part A (this document) and Part B (the document which accompanies this document).

You should read both parts of this Scheme Booklet in their entirety before deciding whether or not to vote in favour of the Scheme and the Constitutional Amendment.

If you have any questions, please contact the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday.

Step 2 Vote on the Scheme and the Constitutional Amendment

Vote on the Scheme and the Constitutional Amendment by doing one of the following:

- **send in the Voting Form** – complete and return the Voting Form accompanying this Scheme Booklet in accordance with the instructions set out on the Voting Form so that it is received by Computershare or by ABB Grain by no later than 11.00am (Adelaide time) on 7 September 2009;
- **vote in person** – attend the Scheme Meeting and the Constitutional Amendment Meeting in person at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009, commencing at 11.00am (Adelaide time); or
- you can also vote at the Scheme Meeting and the Constitutional Amendment Meeting by:
  - **attorney** – have your duly authorised attorney attend the Scheme Meeting and the Constitutional Amendment Meeting in person at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009, commencing at 11.00am (Adelaide time). The power of attorney, or a certified copy of the power of attorney, should be lodged with Computershare before the meetings or brought to the meetings; or
  - **corporate representative** – have your corporate representative attend the Scheme Meeting and the Constitutional Amendment Meeting in person at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009, commencing at 11.00am (Adelaide time). A copy of the certificate of appointment of the representative should be lodged with Computershare before the meetings or brought to the meetings.

Step 3 Decide on your preferred Scheme Consideration

You may also vote on the Constitutional Amendment (but not the Scheme) by postal vote by completing the postal vote section of the Voting Form accompanying this Scheme Booklet and returning the form so that it is received by Computershare or by ABB Grain by no later than 11.00am (Adelaide time) on 7 September 2009.

Your ABB Grain Directors unanimously recommend that you vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

If you wish the Scheme to proceed, it is important that you vote in favour of the resolutions at both the Scheme Meeting and the Constitutional Amendment Meeting. The Scheme will not proceed unless both the Scheme and the Constitutional Amendment are approved by ABB Grain Shareholders. The Constitutional Amendment will only take effect if the Scheme proceeds.

Please refer to Section 6 of Part B of this Scheme Booklet for further information regarding how to vote at the Scheme Meeting and the Constitutional Amendment Meeting.

Under the Scheme, you will be entitled to elect how you wish to receive your Scheme Consideration (unless you are an Ineligible Foreign ABB Grain Shareholder, in which case you will be deemed to have elected the Standard Consideration and the Scrip Consideration component of that consideration will be dealt with under the Cash Out Facility. See Sections 5.9 and 5.12 of Part B of this Scheme Booklet for details).

You should read Section 2 of Part A and Section 5 of Part B of this Scheme Booklet, which provide detailed information about the Scheme Consideration and the Elections you are entitled to make under the Scheme.

If you wish to receive the Standard Consideration with the Scrip Consideration in the form of Viterra CDIs, you do not need to return the Election Form; the Standard Consideration in this form will be issued to you without any Election on your part provided you hold ABB Grain Shares on the Scheme Record Date.

If you wish to receive a different form of Scheme Consideration, you must return the Election Form accompanying this Scheme Booklet so that it is received by Computershare by the Election Deadline (as at the date of this Scheme Booklet expected to be 5.00pm (Adelaide time) on 18 September 2009 or such later time and date as ABB Grain may announce to the ASX).

If you do not elect how you wish to receive your Scheme Consideration, you will be deemed to have elected the Standard Consideration of $4.35 cash ($4.76 cash inclusive of the ABB Grain Special Dividend) and 0.4531 Viterra CDIs for each ABB Grain Share you hold at the Scheme Record Date. Even if you do not vote in favour of the Scheme, you should make an Election if you wish to receive a form of Scheme Consideration, in the event the Scheme proceeds, that is different from this deemed Election.

2. What you will receive under the Scheme

Set out below is a summary of the Scheme Consideration alternatives and the steps ABB Grain Shareholders will need to take to receive their preferred alternative. A comprehensive description of these matters is set out in Section 5 of Part B of this Scheme Booklet. ABB Grain Shareholders should review this summary together with the detailed information in Section 5 of Part B of this Scheme Booklet.

The alternatives

Under the Scheme, ABB Grain Shareholders (other than Ineligible Foreign ABB Grain Shareholders) can elect to receive one of three alternatives: Standard Consideration (comprising a combination of Cash Consideration and Scrip Consideration), Maximum Scrip Consideration or Maximum Cash Consideration.[3]

The Scrip Consideration will take the form of common shares in Viterra listed and traded on the TSX (**Viterra Shares**) or CHESS Depositary Interests in respect of Viterra Shares, which will be listed and traded on the ASX (**Viterra CDIs**). A CDI is a financial product which enables shares of foreign companies to be traded on the ASX. Each Viterra CDI will confer a beneficial interest in one Viterra Share and will have rights which are economically equivalent to the rights attaching to Viterra Shares.

ABB Grain Shareholders can elect whether they wish to receive Viterra Shares or Viterra CDIs under the Scheme. Please refer to Section 5.13 of Part B of this Scheme Booklet for important information that is relevant to your decision whether to elect to receive Viterra Shares or Viterra CDIs.

Subject to the Scheme proceeding, ABB Grain will also pay the **ABB Grain Special Dividend**, being a fully franked[4] cash dividend of $0.41 per ABB Grain Share that will be paid regardless of a shareholder's choice of Scheme Consideration.

To receive Scheme Consideration and the ABB Grain Special Dividend, you must hold ABB Grain Shares on the relevant record dates:

- ABB Grain Shareholders will only be eligible to receive the ABB Special Dividend in respect of ABB Grain Shares they hold at the Dividend Record Date (currently expected to be 6.30pm (Adelaide time) on 17 September 2009); and
- ABB Grain Shareholders will only be eligible to receive Scheme Consideration in respect of ABB Grain Shares they hold at the Scheme Record Date (currently expected to be 6.30pm (Adelaide time) on 18 September 2009).

Further details regarding the alternatives available to ABB Grain Shareholders are as follows:

- **Standard Consideration** – comprising $4.35 Cash Consideration ($4.76 cash inclusive of the ABB Grain Special Dividend) and 0.4531 Viterra Shares or Viterra CDIs for each ABB Grain Share held at the Scheme Record Date.
- **Maximum Scrip Consideration** – allows ABB Grain Shareholders to receive more Scrip Consideration and less Cash Consideration than under the Standard Consideration alternative, subject to scale back.
  - If Elections for Maximum Scrip Consideration can be satisfied in full, ABB Grain Shareholders who elect Maximum Scrip Consideration will receive 100% Scrip Consideration, consisting of 0.9062 Viterra Shares or Viterra CDIs for each ABB Grain Share held at the Scheme Record Date.
  - If scaling back is required (refer to Section 5.7 of Part B of this Scheme Booklet for details regarding the scaling back mechanism under the Scheme), ABB Grain Shareholders who elect Maximum Scrip Consideration will receive a reduced amount of Scrip Consideration and the balance of their Scheme Consideration in Cash Consideration.
  - Subject to rounding, the minimum amount of Viterra Scrip that will be received by an ABB Grain Shareholder who elects Maximum Scrip Consideration will be 0.4531 Viterra Shares or Viterra CDIs for each ABB Grain Share held at the Scheme Record Date with the balance of their Scheme Consideration comprising, in that case, $4.35 cash ($4.76 cash inclusive of the ABB Grain Special Dividend) for each ABB Grain Share.
  - ABB Grain Shareholders who elect Maximum Scrip Consideration will also receive the $0.41 ABB Grain Special Dividend for each ABB Grain Share held at the Dividend Record Date, regardless of whether or not scaling back is required.

3 Ineligible Foreign ABB Grain Shareholders will not be entitled to make an Election and will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. See Sections 5.9 and 5.12 of Part B of this Scheme Booklet for details.

4 The ability of ABB Grain Shareholders to use the franking credits connected with the ABB Grain Special Dividend will be subject to certain holding period rules and each ABB Grain Shareholder's individual taxation circumstances. Please refer to the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

- **Maximum Cash Consideration** – allows ABB Grain Shareholders to receive more Cash Consideration and less Scrip Consideration than under the Standard Consideration alternative.
  - If Elections for Maximum Cash Consideration can be satisfied in full, ABB Grain Shareholders who elect Maximum Cash Consideration will receive 100% Cash Consideration, consisting of $8.70 cash ($9.11 cash inclusive of the ABB Grain Special Dividend) for each ABB Grain Share held at the Scheme Record Date.
  - If scaling back is required, ABB Grain Shareholders who elect Maximum Cash Consideration will receive a reduced amount of Cash Consideration and, unless they participate in the Cash Out Facility, the balance of their Scheme Consideration in Scrip Consideration.
  - If scaling back is required, subject to rounding, the minimum amount of Cash Consideration payable to an ABB Grain Shareholder who elects Maximum Cash Consideration will be $6.53 cash ($6.94 cash inclusive of the ABB Grain Special Dividend) for each ABB Grain Share held at the Scheme Record Date plus 0.2266 Viterra Shares or Viterra CDIs for each ABB Grain Share held at the Scheme Record Date.
  - ABB Grain Shareholders who elect to receive Maximum Cash Consideration can elect to have any Scrip Consideration which they would be entitled to as a consequence of scaling back issued to them in the form of Viterra Shares or Viterra CDIs or sold on their behalf under the Cash Out Facility. If an ABB Grain Shareholder does not elect to have that Scrip Consideration issued to them as Viterra Scrip or sold on their behalf under the Cash Out Facility, they will be deemed to have elected to have that Scrip Consideration sold under the Cash Out Facility.
    - ABB Grain Shareholders who participate in the Cash Out Facility will receive their pro rata share of the proceeds of the Cash Out Facility, net of applicable taxes and charges. Brokerage costs will not be charged to ABB Grain Shareholders for whom 1,000 or less Viterra Shares[5] are sold on their behalf under the Cash Out Facility.
    - The amount of cash proceeds received under the Cash Out Facility will depend on the price at which the Scrip Consideration can be sold under the Cash Out Facility, applicable exchange rates (if sales are made in a currency other than Australian dollars) and the amount of any taxes, charges and (where applicable) brokerage incurred in connection with the sale.
    - Please refer to Section 5.9 of Part B of this Scheme Booklet for further details regarding the Cash Out Facility.

5 Except for Ineligible Foreign ABB Grain Shareholders – refer Section 5.9 of Part B of this Scheme Booklet for further details.

2. What you will receive under the Scheme continued

Implied value of the Scheme Consideration and the ABB Grain Special Dividend

The table to the right illustrates the implied value in Australian dollars of the Scheme Consideration and the ABB Grain Special Dividend on the basis of the assumptions noted. The actual value of the Scheme Consideration in Australian dollars will depend on the market price of Viterra Shares and the Australian dollar:Canadian dollar exchange rate.

How to elect your preferred consideration alternative

ABB Grain Shareholders can elect their preferred Scheme Consideration alternative by completing the Election Form which accompanies this Scheme Booklet and returning it in accordance with the instructions set out on the Election Form.[6]

ABB Grain Shareholders wishing to receive the Standard Consideration with the Scrip Consideration in the form of Viterra CDIs do not need to return the Election Form; the Standard Consideration in this form will be issued to them without any Election on their part provided they hold ABB Grain Shares at the Scheme Record Date. However, despite not being required to submit an Election Form if they wish to receive their Scheme Consideration in this manner, it is important that such ABB Grain Shareholders vote on the Scheme and Constitutional Amendment.

Election Forms must be received by the Election Deadline (currently expected to be 5.00pm (Adelaide time) on 18 September 2009 or such later time and date as ABB Grain may announce to the ASX).

ABB Grain Shareholders who do not make an Election by the Election Deadline, or who submit an invalid Election, will receive the Standard Consideration alternative (the scrip component of which will comprise Viterra CDIs) for each ABB Grain Share held on the Scheme Record Date.

Due to the fact that the entitlements of ABB Grain Shareholders who elect Maximum Scrip Consideration and Maximum Cash Consideration will not be known until the valid Elections of all ABB Grain Shareholders have been received and processed, ABB Grain Shareholders who elect Maximum Scrip Consideration or Maximum Cash Consideration will not know the precise composition of their Scheme Consideration until after the Election Deadline.

6 Ineligible Foreign ABB Grain Shareholders will not be entitled to make an Election and will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. See Sections 5.9 and 5.12 of Part B of this Scheme Booklet for details.

	Standard Consideration elected	Maximum Cash Consideration elected		Maximum Scrip Consideration elected	
Scale back?	N/A	Yes	No	Yes	No
Scheme Cash Consideration	$4.35	Not less than $6.53	$8.70	Up to $4.35	Nil
	+	+	+	+	+
ABB Grain Special Dividend	$0.41	$0.41	$0.41	$0.41	$0.41
	=	=	=	=	=
Aggregate cash per ABB Grain Share	**$4.76**	**Not less than $6.94**	**$9.11**	**$0.41 up to $4.76**	**$0.41**
	+	+	+	+	+
Viterra Scrip per ABB Grain Share[1]	0.4531 ($4.61)	Up to 0.2266 ($2.31)	Nil	Not less than 0.4531 ($4.61)	0.9062 ($9.23)
	=	=	=	=	=
Value per ABB Grain Share (excluding franking credits)	**$9.37**	**Up to $9.25**	**$9.11**	**Not less than $9.37**	**$9.64**
	+	+	+	+	+
Franking credits[2]	Up to $0.18	Up to $0.18	Up to $0.18	Up to $0.18	Up to $0.18
	=	=	=	=	=
Value per ABB Grain Share (including full franking credits value)	**$9.55**	**Up to $9.43**	**$9.29**	**Not less than $9.55**	**$9.82**

Notes:

1 Viterra Scrip values contained in this table are based on the closing share price of C$9.06 per Viterra Share on 29 July 2009 and an Australian dollar:Canadian dollar exchange rate of 0.8896, being the exchange rate on that day.

2 The ability of ABB Grain Shareholders to use the franking credits connected with the ABB Grain Special Dividend will be subject to certain holding period rules and each ABB Grain Shareholder's individual taxation circumstances. Please refer to the summary of the tax consequences of the Scheme set out in the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

3.

Why you should vote in favour of the Scheme and the Constitutional Amendment





This Section 3 should be read in conjunction with Section 4 which sets out a summary of the disadvantages and risks associated with the Scheme and Section 5 which sets out other relevant considerations.

1 Your ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal

More on Reason 1 see page 20

2 The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal

More on Reason 2 see page 20

3 The implied value of the aggregate of the Scheme Consideration and the ABB Grain Special Dividend represents a significant premium to the trading price of ABB Grain Shares prior to the announcement of the transaction discussions

More on Reason 3 see page 21

4 The implied transaction value represents a 75% premium to the average of relevant precedent transaction multiples

More on Reason 4 see page 22

5 Four of the ABB Grain Directors will join the Combined Group Board and one will become Deputy Chairman, providing Australian representation in the decision making of the Combined Group

More on Reason 5 see page 22

6 The Scheme provides ABB Grain Shareholders with the flexibility to choose a Scheme Consideration alternative which best meets individual investor objectives (subject to scale back)

More on Reason 6 see page 23

7 The scrip component of the Scheme Consideration gives ABB Grain Shareholders the opportunity to benefit from the strategic and financial strength and future opportunities of the Combined Group, including realisation of potential synergies

More on Reason 7 see page 26

8 The Combined Group will continue to have a significant presence in Australia

More on Reason 8 see page 26

9 The combination of ABB Grain and Viterra will bring a number of benefits to ABB Grain Shareholders who are also growers

More on Reason 9 see page 27

10 Capital gains tax (CGT) roll-over relief is expected to be available in respect of the scrip component of the Scheme Consideration

More on Reason 10 see page 29

11 Small shareholders[7] who elect Maximum Cash Consideration can sell any Scrip Consideration they would otherwise receive as a result of scaling back free of brokerage costs and receive 100% cash for their ABB Grain Shares (net of other applicable taxes and charges)

More on Reason 11 see page 29

12 If the Scheme is not approved and no alternative proposal emerges, the ABB Grain Share price is likely to fall. There may be other adverse consequences if the Scheme is not implemented

More on Reason 12 see page 30



7 Brokerage will not be paid by shareholders who become entitled to 1,000 or less Viterra Shares or Viterra CDIs as a result of scaling back of Elections for Maximum Cash Consideration, except Ineligible Foreign ABB Grain Shareholders. Ineligible Foreign ABB Grain Shareholders will not be entitled to make an Election and will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. See Sections 5.9 and 5.12 of Part B of this Scheme Booklet for details.



3. Why you should vote in favour of the Scheme and the Constitutional Amendment continued

1

Your ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal

Having considered a number of business combinations and acquisition options over the past year, the ABB Grain Board unanimously recommends that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

The ABB Grain Directors believe the Scheme is likely to deliver greater benefits to ABB Grain Shareholders than other available alternatives, including ABB Grain continuing as a stand alone entity, divesting certain businesses or pursuing Australian acquisition targets on its own.

Each ABB Grain Director who holds or controls ABB Grain Shares intends to vote those shares or procure that those shares are voted in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

2

The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal

KPMG was appointed by the ABB Grain Board as an independent expert to assess the merits of the Scheme.

KPMG has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal.

KPMG has valued ABB Grain Shares (including the ABB Grain Special Dividend) and the aggregate of the Scheme Consideration alternatives and the ABB Grain Special Dividend as follows:

	Notes	Low $	High $
Assessed value per ABB Grain Share		**8.88**	**10.16**
Standard Consideration plus ABB Grain Special Dividend	1	9.39	9.91
Maximum Scrip Consideration plus ABB Grain Special Dividend	2	9.68	10.71
Maximum Cash Consideration plus ABB Grain Special Dividend	2	9.11	9.11

Notes:

1 Based on a valuation of Viterra Shares of C$9.00 to C$10.00 and an Australian dollar:Canadian dollar exchange rate of 0.88. This calculation is further explained in Section 11.5 of the Independent Expert's Report.

2 Assuming no scaling back of Elections for Maximum Scrip Consideration and Maximum Cash Consideration (as applicable).

Source: KPMG analysis

See paragraph 2.1.1 of the Independent Expert's Report in Section 8 of Part B of this Scheme Booklet.

The Independent Expert's Report is set out in full in Section 8 of Part B of this Scheme Booklet. ABB Grain Shareholders should read the Independent Expert's Report in its entirety.

3

The implied value of the aggregate of the Scheme Consideration and the ABB Grain Special Dividend represents a significant premium to the trading price of ABB Grain Shares prior to the announcement of the transaction discussions

The implied valuation range of the aggregate of the Scheme Consideration and the ABB Grain Special Dividend as at the announcement of the Scheme on 19 May 2009 of $9.11–$9.41[8] represents a premium of:

- 30–34% to the closing price of ABB Grain Shares of $7.00 on 27 April 2009 (the day prior to the announcement that ABB Grain and Viterra were in discussions);
- 43–48% to the five day VWAP of ABB Grain Shares up to and including 27 April 2009;
- 47–51% to the one month VWAP of ABB Grain Shares up to and including 27 April 2009; and
- 55–60% to the three month VWAP of ABB Grain Shares up to and including 27 April 2009.

As at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Booklet), the implied valuation range of the aggregate of the Scheme Consideration and the ABB Grain Special Dividend of $9.11–$9.64[9] represents a premium of:

ABB Grain Share price



A$
9.37
4.00
Standard Consideration plus ABB Grain Special Dividend as at 29 July 2009
33.9%
47.6%
50.7%
59.4%
45.8%
7.00
6.35
6.22
5.88
6.43
Last closing price prior to announcement (27 Apr 09)
5 day VWAP (to 27 Apr 09)
1 month VWAP (to 27 Apr 09)
3 month VWAP (to 27 Apr 09)
6 month VWAP (to 27 Apr 09)

- 30–38% to the closing price of ABB Grain Shares of $7.00 on 27 April 2009;
- 43–52% to the five day VWAP of ABB Grain Shares up to and including 27 April 2009;
- 47–55% to the one month VWAP of ABB Grain Shares up to and including 27 April 2009; and
- 55–64% to the three month VWAP of ABB Grain Shares up to and including 27 April 2009.

Each of the premia set out above has been calculated by reference to ABB Grain Share trading prices which do not take into consideration any effect of the revision in financial year 2009 normalised earnings guidance from $63–$73 million to $53–$63 million that ABB Grain announced to the ASX on 19 May 2009, the same day as the announcement of the execution of the Implementation Agreement, nor the further revised normalised earnings guidance announced to the ASX on 7 July 2009 of $43–$53 million.

For those ABB Grain Shareholders who can utilise the franking credits in connection with the ABB Grain Special Dividend, there will be up to an additional $0.18 of value per ABB Grain Share.[10]

As illustrated by the chart to the left, the implied value of the aggregate of the Standard Consideration and the ABB Grain Special Dividend as at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Booklet) represents a substantial premium to the trading price of ABB Grain Shares before the announcement of discussions between ABB Grain and Viterra.

8 Based on the closing share price of C$8.84 per Viterra Share on 15 May 2009 (the last trading day in Viterra Shares prior to the announcement of the Scheme on 19 May 2009) and an Australian dollar:Canadian dollar exchange rate of 0.8901 and assumes no scaling back of Elections for Maximum Scrip Consideration and Maximum Cash Consideration.

9 Based on the closing share price of C$9.06 per Viterra Share on 29 July 2009 and an Australian dollar:Canadian dollar exchange rate of 0.8896 and assumes no scaling back of Elections for Maximum Scrip Consideration and Maximum Cash Consideration.

10 The ability of ABB Grain Shareholders to use the franking credits connected with the ABB Grain Special Dividend will be subject to certain holding period rules and each ABB Grain Shareholder's individual taxation circumstances. Please refer to the summary of the tax consequences of the Scheme set out in the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

3. Why you should vote in favour of the Scheme and the Constitutional Amendment continued

4

The implied transaction value represents a 75% premium to the average of relevant precedent transaction multiples

- The implied value of the aggregate of the Standard Consideration and the ABB Grain Special Dividend as at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Book) was $9.37 per ABB Grain Share.[11]
- This implies a transaction value for the Scheme[12] which represents a multiple of 15.8x ABB Grain's Last Twelve Months EBITDA and a multiple of 15.6x ABB Grain's FY09 EBITDA guidance.[13]
- These multiples compare very favourably to Last Twelve Months EBITDA multiples implied by relevant precedent agri-handling and processing transactions, which range between 7.3x and 10.9x, with an average[14] of 9.0x. In particular, the ABB Grain Last Twelve Months EBITDA multiple of 15.8x represents a premium of 75% to the average of relevant precedent transaction multiples.

Last Twelve Months agri-handling and processing transaction multiples
Source: Company filings, IRESS, Factiva



EBITDA transaction multiples
ABB Grain implied Last Twelve Months
ABB Grain implied FY09 guidance
15.8x
15.6x
45.0%
47.7%
61.2%
92.7%
116.4%
116.4%
10.9x
10.7x
9.8x
8.2x
7.3x
7.3x
ABB Grain/ AusBulk
Saskatchewan Wheat Pool (Viterra)/ Agricore
Olam/ Queensland Cotton Holdings
Maryborough Sugar Factory/ Mulgrave Central Mills
American Sugar Refining/ Tate & Lyle
AusBulk/ Joe White Maltings

5

Four of the ABB Grain Directors will join the Combined Group Board and one will become Deputy Chairman, providing Australian representation in the decision making of the Combined Group

Viterra has consulted with ABB Grain and ABB Grain and Viterra have agreed that Viterra will invite Messrs Perry Gunner, Max Venning, Paul Daniel and Kevin Osborn to join the Combined Group Board and each of them has informed Viterra that he intends to accept the invitation. Mr Gunner will be appointed Deputy Chairman.

Viterra Directors are subject to nomination and re-election each year at Viterra's annual general meeting.

Both Mr Max Venning and Mr Paul Daniel are grain growers and will be able to bring the Australian grain grower perspective to the Combined Group Board.

11 Based on the closing share price of C$9.06 per Viterra Share on 29 July 2009 and an Australian dollar:Canadian dollar exchange rate of 0.8896.

12 Transaction value of the Scheme is defined for this purpose as the aggregate of (i) the total value of the issued share capital of ABB Grain implied by the aggregate of the Standard Consideration and the ABB Grain Special Dividend as at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Booklet) and (ii) the reported average net debt of ABB Grain of $483.1 million (being the average of the second half of FY08 and the first half of FY09).

13 ABB Grain's Last Twelve Months EBITDA multiple of 15.8x is determined by dividing the transaction value of the Scheme by ABB Grain's reported 12 months EBITDA to 31 March 2009 of $133.1 million (pre significant items). The multiple of 15.6x ABB Grain's FY09 EBITDA guidance is determined by dividing the transaction value of the Scheme by the mid-point of ABB Grain's FY09 EBITDA guidance of $125 million to $145 million announced to the ASX on 7 July 2009.

14 Determined as the arithmetic mean of the precedent transaction multiples noted in the chart set out on this page.

6

The Scheme provides ABB Grain Shareholders with the flexibility to choose a Scheme Consideration alternative which best meets individual investor objectives (subject to scale back)

Under the Scheme, ABB Grain Shareholders have the ability to choose between the Scheme Consideration alternatives described in the table below (which are presented inclusive of the ABB Grain Special Dividend).[15]

Implied values in the table below have been calculated by reference to the closing price of C$9.06 of Viterra Shares and an Australian dollar:Canadian dollar exchange rate of 0.8896 as at 29 July 2009 (being the last day of trading in Viterra Shares before the date of this Scheme Booklet).

Note:
1 The ability of ABB Grain Shareholders to use the franking credits will be subject to certain holding periods and each ABB Grain Shareholder's individual taxation circumstances.

Value range of potential Scheme Consideration alternatives


$9.11
$9.37
$9.64
Maximum Cash Consideration (no scale back)
Standard Consideration as at 29 July 2009
Maximum Scrip Consideration as at 29 July 2009 (no scale back)
Maximum Scrip Consideration
100%
Maximum Cash Consideration
100%
ABB Grain Shareholders who can utilise the franking credits connected with the ABB Grain Special Dividend will receive up to an additional $0.18 of value per ABB Grain Share.1
$9.05
$9.15
$9.25
$9.35
$9.45
$9.55
$9.65

15 Ineligible Foreign ABB Grain Shareholders will not be entitled to make an Election and will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. See Sections 5.9 and 5.12 of Part B of this Scheme Booklet for details.

3. Why you should vote in favour of the Scheme and the Constitutional Amendment continued

6

The flexibility offered to ABB Grain Shareholders is summarised in the table below:[16]

Option	Outcome	Benefits
Standard Consideration and ABB Grain Special Dividend	Receive $4.35 Cash Consideration ($4.76 inclusive of the ABB Grain Special Dividend) and 0.4531 Viterra CDIs tradeable on the ASX or Viterra Shares tradeable on the TSX for each ABB Grain Share	Secure some cash return from your ABB Grain Shares while maintaining, through holding Viterra Scrip, exposure to the global agri-business sector and retaining an opportunity to benefit from the strategic and financial strength and future opportunities of the Combined Group
Maximum Scrip Consideration and ABB Grain Special Dividend	Receive a larger portion, up to 100%,[17] of the Scheme Consideration in Viterra CDIs tradeable on the ASX or Viterra Shares tradeable on the TSX plus the $0.41 ABB Grain Special Dividend for each ABB Grain Share	Maximise the amount of Scrip Consideration received and benefit from increased exposure to a global agri-business company
Maximum Cash Consideration and ABB Grain Special Dividend	Receive a larger portion, up to 100%, of the Scheme Consideration in cash[18] plus the $0.41 ABB Grain Special Dividend for each ABB Grain Share ABB Grain Shareholders who elect Maximum Cash Consideration, can elect to have any Scrip Consideration which they would be entitled to as a consequence of scaling back issued to them in the form of Viterra Shares or Viterra CDIs or sold on their behalf under the Cash Out Facility. If an ABB Grain Shareholder does not elect to have that Scrip Consideration issued to them as Viterra Scrip or sold on their behalf under the Cash Out Facility, they will be deemed to have elected to have that Scrip Consideration sold under the Cash Out Facility. The amount received by shareholders under the Cash Out Facility will depend on the price at which Scrip Consideration can be sold under the Cash Out Facility, applicable exchange rates (if sales are made in a currency other than Australian dollars) and the amount of any applicable taxes, charges or brokerage incurred by the Cash Out Facility Nominee in connection with the sale[19] ABB Grain Shareholders for whom 1,000 or less Viterra Shares are sold on their behalf under the Cash Out Facility will not pay brokerage costs under the Cash Out Facility[20]	Obtain cash for more of your ABB Grain Shares

16 An ABB Grain Shareholder will only receive Scheme Consideration if they are an ABB Grain Shareholder at the Scheme Record Date and the ABB Grain Special Dividend if they are an ABB Grain Shareholder at the Dividend Record Date.

17 Subject to scaling back – please refer to Section 5.7 of Part B of this Scheme Booklet for details.

18 Subject to scaling back – please refer to Section 5.7 of Part B of this Scheme Booklet for details.

19 Sales under the Cash Out Facility must be completed within 15 Business Days of the Implementation Date and the Cash Out Facility Proceeds must be paid promptly to participating ABB Grain Shareholders following the last sale under the Cash Out Facility.

20 Except Ineligible Foreign ABB Grain Shareholders.

There are limited pools of Scrip Consideration and Cash Consideration available under the Scheme and it will be necessary to scale back Elections for Maximum Scrip Consideration or Maximum Cash Consideration if the relevant pool limit would otherwise be exceeded. As a result, the exact composition of the Scheme Consideration that will be received by ABB Grain Shareholders who elect Maximum Scrip Consideration or Maximum Cash Consideration will depend on the Elections of other ABB Grain Shareholders. Please refer to Section 5.7 of Part B of this Scheme Booklet for further information regarding the scaling back mechanism under the Scheme.



3. Why you should vote in favour of the Scheme and the Constitutional Amendment continued

7

The scrip component of the Scheme Consideration gives ABB Grain Shareholders the opportunity to benefit from the strategic and financial strength and future opportunities of the Combined Group, including realisation of potential synergies

The Combined Group is expected to benefit from its multi-origin origination capability, geographic and business diversification and increased financial scale. In particular:

- the Combined Group will have access to the largest export origination capability for wheat, barley and canola given that Australia and Canada together account for 37% of world grain exports of wheat, barley and canola, surpassing those of the United States. Access to this capability is expected to provide the Combined Group with a competitive advantage compared to larger agricultural conglomerates;
- the combination of ABB Grain and Viterra will generate a unique capability based on a local presence in Australia and Canada, greater global intelligence in core grain commodity markets, and the opportunity to benefit from global arbitrage opportunities and counter seasonal points of origin;
- the combination of ABB Grain and Viterra is expected to provide a presence and market intelligence greater than either ABB Grain or Viterra alone can achieve;
- the Combined Group's broader geographic diversification is expected to reduce proportionate earnings based on any one geographical area, while also providing a more consistent distribution of earnings throughout the year;
- the Combined Group is expected to be less affected by regional weather conditions than either company individually, given the different climates of Australia and Canada;
- a stronger balance sheet and larger and more diverse operations are expected to provide additional stability to earnings and a lower overall risk profile, while positioning the Combined Group to capitalise on potential future industry growth opportunities; and
- the Combined Group is expected to achieve approximately $30 million in annual synergies within three years. Synergies are expected to arise from a combination of enhanced revenue opportunities and, to a lesser extent, cost efficiencies. (See Section 4.1 of Part B of this Scheme Booklet for further information concerning potential synergies). The realisation and timing of estimated synergies are subject to the integration and other risks described in Section 7 of Part B of this Scheme Booklet and, therefore, no assurance can be given as to the timing or amount of those synergies.

Viterra CDIs will be listed on the ASX and Viterra Shares will be listed on the TSX.

8

The Combined Group will continue to have a significant presence in Australia[21]

In addition to its increased global influence, the Combined Group will continue to have a significant Australian presence and a substantial role in agri-business in Victoria, South Australia and other regions of Australia.

The line management of the Combined Group's Australian, New Zealand and South East Asian operations will be headquartered in Adelaide. Adelaide will also be the worldwide headquarters of the Combined Group's malt business and South Australia will serve as a centre of excellence for barley marketing and barley research and development, building on the quality programs that currently exist.

With the retirement of ABB Grain's Managing Director, the Combined Group will seek a new leader with a deep perspective of the Australian marketplace, to lead the Combined Group's Australian, New Zealand and South East Asian operations. This individual will become a member of the Viterra CEO Council, the group of executives charged with determining the strategy of the Combined Group. The Australian leader will play an integral role in developing the Combined Group's global strategic direction, providing an Australian market perspective in strategy development.

In addition to appointing four ABB Grain Directors to the Combined Group Board, Messrs Day, Johns and Ryan, who will not become directors of the Combined Group following the Implementation Date, will join a Viterra Australian Advisory Board. The Combined Group will therefore have the ongoing benefit of Messrs Day, Johns and Ryan's experience and expertise as members of the Viterra Australian Advisory Board.

21 A number of these matters are subject to undertakings by Viterra in the Implementation Agreement. If, following the Implementation Date, the circumstances of the Combined Group change adversely and significantly in a way or to an extent that was not or could not have been foreseen at the date of the Implementation Agreement, Viterra will not be constrained by any of these obligations from making decisions and taking decisions in the best interests of its shareholders.

9

The combination of ABB Grain and Viterra will bring a number of benefits to ABB Grain Shareholders who are also growers

Viterra has a similar background, ethos and operational culture to those of ABB Grain, which is expected to result in a complementary cultural fit between the two organisations. Viterra, like ABB Grain, understands the importance of growers to the success of its business and will ensure the Combined Group maintains a strong focus on providing excellent service quality, innovative products, well maintained infrastructure and focused education programs to ensure growers are able to implement world best practice on their farms as efficiently and effectively as possible.

Particular benefits that are expected to result for ABB Grain Shareholders who are growers include:

- **stronger balance sheet and greater global reach supporting Australian grain demand** – with what is expected to be one of the strongest balance sheets in the industry and an expanded international customer base, the Combined Group is expected to be more competitive in accumulating Australian grain, while increasing the demand for Australian originated grain production in the global market. By combining Viterra's significant international marketing expertise in grains, oilseeds and specialty crops, with ABB Grain's reputation as a quality supplier of barley, wheat and pulses, the Combined Group will be in a better position to support the interests of Australian farmers internationally, with the potential to secure long term customer demand for their products;
- **removal of volume variation charge** – as a result of steps that will be taken by the Combined Group to mitigate the risk of lower grain receivals due to adverse weather conditions, the Combined Group will be in a position to eliminate the ABB Grain volume variation charge, which will remove grower exposure to this charge during difficult crop years. Subject to the Scheme proceeding, the volume variation charge will be discontinued following implementation of the Scheme;
- **knowledge and buying power to support rural services expansion** – Viterra is the largest purchaser of seed, fertiliser and crop protection products in Canada. The Combined Group will draw on this expertise and experience to expand and accelerate its current product offerings to Australian growers;
- **significant Australian presence and representation in the Combined Group** – the significant Australian presence of Combined Group employees, including those with key management roles, will facilitate Australian oversight and influence on the strategic decision making of the Combined Group;
- **open access to ports** – the Combined Group is committed to ensuring open access to its transport infrastructure, grains storage and port facilities. Generating efficiencies through the Australian supply chain can only come through handling greater volumes. The Combined Group will seek to maximise volumes through open and transparent access to its facilities. Viterra operates its existing Canadian port facilities with similar open and full access. See Section 4.3 of Part B of this Scheme Booklet for further details in relation to the proposed access undertaking to the ACCC in connection with ABB Grain's Wheat Export Australia accreditation;

3. Why you should vote in favour of the Scheme and the Constitutional Amendment continued

9

- **commitment to continued investment in infrastructure** – Viterra shares ABB Grain's view that efficient and well maintained grain handling infrastructure is vitally important to grower customers and to the success of its business. Maintenance of the efficient and cost effective infrastructure base established by ABB Grain in Australia will remain a key focus of the Combined Group. In addition, Viterra will work with ABB Grain to identify programs aimed at further improving the efficiency with which grain is moved to market. In Canada, Viterra has committed significant capital to upgrade the efficiency of its facilities – recent examples are contained in Section 4.3 of Part B of this Scheme Booklet;
- **commitment to excellence in research and development** – the Combined Group will support and expand Australian research and development activities in relation to barley, making South Australia a centre of excellence for barley marketing and barley research and development. Viterra will also integrate its research and development efforts into the Combined Group, including in relation to drought resistant crops such as Juncea canola;
- **expanded commitment to grower education and training** – Viterra is actively engaged in grower education in Canada and will be strongly aligned with Australian growers' interests through the provision of new products, services and programs in Australia, including developing a training program on global best practice farming techniques, farm business management skills, commodity marketing and other programs that are intended to advance the business of farming in Australia. The Combined Group will commit annual funding of $1.0 million to grower education initiatives in Australia;
- **employee skill development** – the Combined Group will develop opportunities for the professional development of its employees to ensure that the new organisation is best placed to benefit from the exchange of the skills and expertise of its diverse workforce and ensure superior customer service to growers; and
- **experience with emerging issues** – two major issues Australian growers will be faced with in the short term are the impact of carbon related legislative developments and the production and storage of genetically modified crops. Viterra has experience in dealing with both issues in Canada, having structured an active carbon trading platform and developed a supply chain for genetically modified crops. This leadership and experience will be beneficial to Australian growers as the full impact of these critical issues is felt in Australian agriculture in the coming years.

10

Capital gains tax (CGT) roll-over relief is expected to be available in respect of the scrip component of the Scheme Consideration

Deloitte Touche Tohmatsu Ltd has advised that Australian tax resident ABB Grain Shareholders who receive Scrip Consideration and who would otherwise make a capital gain on the disposal of their ABB Grain Shares under the Scheme, should generally be eligible to obtain CGT roll-over relief in respect of the scrip component of their Scheme Consideration. ABB Grain has requested a class ruling from the Australian Taxation Office (**ATO**) to confirm this. The ATO's response is expected to be received before the Scheme Meeting. ABB Grain will advise ABB Grain Shareholders of the ATO's response.

CGT roll-over relief will enable Australian tax resident ABB Grain Shareholders to defer any CGT liability they would otherwise incur on the disposal of their ABB Grain Shares under the Scheme until the time they dispose of the Viterra CDIs or Viterra Shares they receive under the Scheme.

Please refer to the Tax Opinion in Section 10 of Part B of this Scheme Booklet for further details of the Australian tax implications of the Scheme.

11

Small shareholders[22] who elect Maximum Cash Consideration can sell any Scrip Consideration they would otherwise receive as a result of scaling back free of brokerage costs and receive 100% cash for their ABB Grain Shares (net of other applicable taxes and charges)

A Cash Out Facility will be provided for ABB Grain Shareholders who elect Maximum Cash Consideration to enable them to sell Scrip Consideration that would otherwise be issued to them as a result of scaling back Elections for Maximum Cash Consideration:

- ABB Grain Shareholders entitled to receive 1,000 or less Viterra Shares or Viterra CDIs as a result of scaling back and who are not Ineligible Foreign ABB Grain Shareholders will not pay any brokerage costs on the sale of their Scrip Consideration under the Cash Out Facility; and
- the amount of cash proceeds that will be received under the Cash Out Facility will depend on the price at which Scrip Consideration is sold under the Cash Out Facility, applicable exchange rates (if sales are made in a currency other than Australian dollars) and the amount of any applicable taxes, charges and, except for small shareholders who are not Ineligible Foreign ABB Grain Shareholders, brokerage incurred by the Cash Out Facility Nominee in connection with the sale.

Further details regarding the Cash Out Facility are set out in Section 5.9 of Part B of this Scheme Booklet.

22 Except Ineligible Foreign ABB Grain Shareholders.

3. Why you should vote in favour of the Scheme and the Constitutional Amendment continued

12

If the Scheme is not approved and no alternative proposal emerges, the ABB Grain Share price is likely to fall. There may be other adverse consequences if the Scheme is not implemented

If the Scheme is not implemented, ABB Grain Shares will remain listed on the ASX and ABB Grain will continue to operate as a stand alone entity.

As a stand alone entity, ABB Grain would continue to execute its business plan, which would involve the associated risks of achieving its plan, including its stated growth objectives and initiatives on budget and on time.

It is difficult to predict the ABB Grain Share price movement in the absence of the Scheme or speculation regarding an alternative proposal. However, ABB Grain Shareholders should bear in mind that:

- the implied value of the aggregate of the Scheme Consideration and the ABB Grain Special Dividend represents a significant premium to the trading price of ABB Grain Shares prior to the announcement of discussions with Viterra on 28 April 2009;
- in parallel with the announcement of the Scheme on 19 May 2009, ABB Grain lowered its financial year 2009 normalised earnings guidance from $63–$73 million to $53–$63 million and on 7 July 2009, ABB Grain further lowered its financial year 2009 normalised earnings guidance to $43–$53 million; and
- no superior proposal has been received since the announcement of the Scheme.

Given the above, in the absence of a superior proposal, the ABB Grain Share price is likely to fall if the Scheme does not proceed.

ABB Grain Share price performance (last 12 months)

Source: IRESS. Note: S&P/ASX 200 rebased to ABB Grain share price as at 29 July 2008.


A$
ABB Grain Share price
S&P/ASX 200
Standard Consideration plus ABB Grain Special Dividend (as at 29 July 2009)
Independant Expert valuation range of Standard Consideration plus ABB Grain Special Dividend ($9.39–$9.91)
11
10
9.37
9
8
7
6
5
4
Announcement of ABB Grain and Viterra in discussions
Jul 08
Sep 08
Oct 08
Dec 08
Jan 09
Mar 09
Apr 09
Jun 09
Jul 09

Prior to the announcement of the Scheme on 19 May 2009, ABB Grain Shares had not traded on the ASX at a price within the current value range implied by the aggregate of the Scheme Consideration and the ABB Grain Special Dividend of $9.11–$9.64 since June 2008.

ABB Grain will incur transaction costs of approximately $7.5 million in connection with the Scheme. If the Scheme is not implemented, those costs will be borne by ABB Grain without the benefit of any of the potential advantages of the Scheme. Those costs will have an effect on the financial performance of ABB Grain for the financial year ending 30 September 2009.[23]

In addition, if the Scheme is not implemented:

- ABB Grain will remain exposed to the same risks to which it is currently exposed. On a stand alone basis, ABB Grain does not enjoy the level of business and geographical diversification, or the increased scale and financial strength, that would be achieved through a combination of ABB Grain and Viterra; and
- ABB Grain will need to resume its search for a Managing Director to succeed Michael Iwaniw who will retire as Managing Director at the end of July 2009.

23 A break fee of $16 million may be payable by ABB Grain if the Implementation Agreement is terminated or the Scheme does not proceed in certain circumstances. The break fee is not payable merely because ABB Grain Shareholders do not approve the Scheme. See Section 1.9 of Part B of this Scheme Booklet for further details.



4. Why you may consider voting against the Scheme and the Constitutional Amendment

Although the Scheme and the Constitutional Amendment are unanimously recommended by the ABB Grain Directors and the Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, both in the absence of a superior proposal, you should take into account the following reasons why you may consider voting against the Scheme and the Constitutional Amendment. The ABB Grain Directors believe that these factors are outweighed by the advantages outlined in the previous Section.

1 Potential uncertainty in value of the Scrip Consideration; exchange rate risk in relation to Scrip Consideration

Scrip Consideration will form a part of the Standard Consideration and Maximum Scrip Consideration alternatives. If you elect to receive Maximum Cash Consideration, you can elect to have any Scrip Consideration you would be entitled to receive if scaling back of Elections for Maximum Cash Consideration is necessary, issued to you in the form of Viterra Shares or Viterra CDIs or sold on your behalf under the Cash Out Facility.[24]

The value of the Scrip Consideration component of the Scheme Consideration will be dependent on the price at which Viterra Shares and Viterra CDIs will trade. There is no certainty as to the price at which Viterra Shares and Viterra CDIs will trade. The price of Viterra Shares and Viterra CDIs may be affected by the risk factors set out in Section 7 of Part B of this Scheme Booklet.

The Australian dollar value of the Scrip Consideration will be dependent on the Australian dollar:Canadian dollar exchange rate, which will fluctuate from time to time.

Fluctuations in the price of Viterra Shares and the Australian dollar:Canadian dollar exchange rate means that the value of Viterra Shares and Viterra CDIs will vary over time.

2 Reduced exposure to the ABB Grain business; ABB Grain Shareholders will no longer control the ABB Grain business

To the extent they receive Cash Consideration under the Scheme, ABB Grain Shareholders will cease to have any ongoing shareholding interest in the business of the ABB Grain Group.

ABB Grain Shareholders who receive Scrip Consideration under the Scheme (including shareholders who are growers) will have a reduced interest in the business of, and reduced influence over, the ABB Grain Group since they will form part of the enlarged shareholder base of the Combined Group.

Depending on the Elections for Scheme Consideration made by ABB Grain Shareholders, ABB Grain Shareholders would comprise between 11.8% and 21.1% by value of Viterra shareholders following implementation of the Scheme.

3 Viterra does not currently pay dividends

Viterra does not currently have a dividend policy in place and does not currently pay a dividend given it has been focusing on growth opportunities.

Viterra understands that certain ABB Grain Shareholder groups are interested in the potential implementation of a dividend policy for the Combined Group. Viterra and its Board have listened carefully to these views and, as such, the Combined Group Board intends to assess the merits of a dividend policy following the implementation of the Scheme, taking into consideration these views.

Accordingly, at an appropriate point in time, the Combined Group may introduce the payment of a dividend provided it is considered to be in the best interests of all shareholders and consistent with the Combined Group's strategic, financial and growth objectives.

As Viterra is not an Australian company, any dividends which it may decide to pay will not be franked.

24 If you do not choose to have that Scrip Consideration issued to you as Viterra Scrip or sold on your behalf under the Cash Out Facility, you will be deemed to have elected to have that Scrip Consideration sold under the Cash Out Facility.

4 Exposure to the businesses of the Combined Group

If the Scheme is implemented, ABB Grain Shareholders who receive Scrip Consideration will have direct exposure to the Combined Group. The Combined Group will have business operations which are larger and more diverse from a business and geographic perspective than the businesses of the ABB Grain Group.

Although the ABB Grain Directors believe that exposure to the Combined Group will provide the potential for significant opportunities, ABB Grain Shareholders should understand that the businesses of the Combined Group potentially involve a different risk profile compared to the businesses of the ABB Grain Group. See Section 7 of Part B of this Scheme Booklet for a discussion of the risks associated with holding Viterra Scrip.

However, ABB Grain Shareholders who receive Scrip Consideration will have reduced exposure to southern Australian climatic conditions.

5 Enforcement of shareholder rights

At present, ABB Grain Shareholders wishing to take action to enforce provisions of ABB Grain's constitution or corporations or securities laws as they apply to ABB Grain may take action in Australian courts applying Australian laws. After implementation of the Scheme, such actions in relation to Viterra's constitutional documents or corporations or securities laws applicable to Viterra will be determined in accordance with Canadian law. An Australian court may not be prepared to hear such an action. In such a case, the action may need to be brought in a Canadian court. Although an Australian holder of Viterra Shares would be entitled to seek enforcement of applicable Canadian law in the same manner as a Canadian holder of Viterra Shares, the task of doing so may be more complex and expensive for an Australian holder than bringing a comparable action before the Australian courts in respect of ABB Grain.

A holder of Viterra CDIs cannot directly enforce rights in connection with the Viterra Shares underlying their Viterra CDIs. They will be dependent on the depositary nominee (CDN) taking action to enforce those rights. However, should a holder of Viterra CDIs wish to convert them into Viterra Shares, they may do so at any time at no cost to the holder.

6 Integration and other potential risks

The success of the Combined Group and, in particular, the ability of the Combined Group to realise the advantages referred to in Section 3 of Part A of this Scheme Booklet, will depend, among other things, on ABB Grain and Viterra being integrated effectively, efficiently and in a timely manner, without material disruption to their businesses.

There is no guarantee that the Combined Group will be able to complete this integration successfully or that the potential synergies identified in Section 4.1 of Part B of this Scheme Booklet will be realised on time, or at all. Although there is limited overlap between the ABB Grain Group and the Viterra Group, with the result that limited integration in operations will be required, there remains a risk that the Combined Group's future profitability and prospects could be adversely affected if integration is not completed successfully.

ABB Grain Shareholders are advised to consider the other risk factors associated with holding Viterra Scrip set out in Section 7 of Part B of this Scheme Booklet.

7 Taxation

If the Scheme is implemented, it may result in taxation consequences for some ABB Grain Shareholders arising earlier than would otherwise have been the case. However, CGT roll-over relief is expected to be available to enable Australian tax resident ABB Grain Shareholders to defer part of their CGT liability by choosing a consideration alternative that comprises Scrip Consideration. The extent to which an Australian tax resident ABB Grain Shareholder would be able to defer CGT liability through scrip for scrip roll-over relief will depend, among other things, on the proportion of their Scheme Consideration that is received in the form of Scrip Consideration. ABB Grain has lodged an application for a class ruling with the ATO requesting confirmation of the Australian taxation consequences of the Scheme and associated matters, including whether scrip for scrip roll-over relief will be available to Australian tax resident ABB Grain Shareholders. The ATO's response is expected to be received before the Scheme Meeting. ABB Grain will advise ABB Grain Shareholders of the ATO's response.

A discussion of the general Australian tax consequences of the Scheme and associated matters for Australian tax resident ABB Grain Shareholders is set out in the Tax Opinion in Section 10 of Part B of this Scheme Booklet. ABB Grain Shareholders should consider the tax consequences of the Scheme in light of their own particular circumstances and seek advice from their tax adviser.

5. Other relevant considerations

ABB Grain Shareholders should also take into account the following additional considerations in deciding whether to vote in favour of the Scheme and the Constitutional Amendment:

1 The Scheme is conditional

The Scheme is subject to various conditions. A summary of those conditions and their status as at the date of this Scheme Booklet are set out in Sections 1.3 and 1.4 of Part B of this Scheme Booklet. As at the date of this Scheme Booklet, the ABB Grain Directors are not aware of any matter which they expect will result in a breach of any of those conditions or result in any of them not being satisfied.

2 If you elect Maximum Scrip Consideration or Maximum Cash Consideration, the exact composition of your Scheme Consideration will be dependent on the Elections of other ABB Grain Shareholders and will not be known until after the Election Deadline

Under the Scheme, you may elect to maximise the amount of Cash Consideration or Scrip Consideration you receive.[25]

There are limited pools of Scrip Consideration and Cash Consideration available under the Scheme (see Sections 5.5 and 5.4 of Part B of this Scheme Booklet). As a result, it will be necessary to scale back Elections for Maximum Scrip Consideration or Maximum Cash Consideration if the relevant pool limit would otherwise be exceeded (see Section 5.7 of Part B of this Scheme Booklet for more detail regarding scaling back).

This means that the exact composition of the Scheme Consideration that is received by ABB Grain Shareholders who elect Maximum Scrip Consideration or Maximum Cash Consideration will depend on the Elections of other ABB Grain Shareholders. You may therefore not receive a maximum allocation of your preferred form of Scheme Consideration.[26]

The entitlements of ABB Grain Shareholders who elect Maximum Scrip Consideration and Maximum Cash Consideration will not be determined until the valid Elections of all ABB Grain Shareholders have been processed following the Election Deadline. As a consequence, ABB Grain Shareholders who elect Maximum Scrip Consideration or Maximum Cash Consideration will not know the precise composition of their Scheme Consideration until after the Election Deadline (which is currently expected to be 5.00pm (Adelaide time) on 18 September 2009).

ABB Grain Shareholders who elect Maximum Cash Consideration may choose to (and if no Election is made to receive Scrip Consideration as a result of scale back will) have any Scrip Consideration which they would otherwise receive as a result of scaling back of Elections for Maximum Cash Consideration sold under the Cash Out Facility. The amount of cash proceeds that will be received under the Cash Out Facility will depend on the price at which Scrip Consideration is sold under the Cash Out Facility, applicable exchange rates (if sales are made in a currency other than Australian dollars) and the amount of applicable taxes, charges and, except for small shareholders who are not Ineligible Foreign ABB Grain Shareholders,[27] brokerage incurred by the Cash Out Facility Nominee in connection with the sale. As such, the amount such ABB Grain Shareholders receive may be more or less than the value of the other consideration alternatives under the Scheme.

25 Except Ineligible Foreign ABB Grain Shareholders. Ineligible Foreign ABB Grain Shareholders will be deemed to have elected the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be sold under the Cash Out Facility. Each Ineligible Foreign ABB Grain Shareholder's pro rata share of the proceeds of the Cash Out Facility, less taxes, charges and brokerage, will be paid to them promptly following the last sale under the facility.

26 However, ABB Grain Shareholders who elect Maximum Cash Consideration and choose to have Scrip Consideration that would otherwise be issued to them sold under the Cash Out Facility will receive 100% cash for their holding of ABB Grain Shares, which will be comprised of Cash Consideration under the Scheme and their pro rata share of the Cash Out Facility Proceeds.

27 Brokerage costs will not be charged to ABB Grain Shareholders for whom 1,000 or less Viterra Shares are sold under the Cash Out Facility.

3 The implied value of the Standard Consideration and the Maximum Scrip Consideration have changed since the Scheme was announced on 19 May 2009

On 19 May 2009, the ABB Grain Board announced that it had recommended the Scheme with an implied value of the aggregate of the Standard Consideration and the ABB Grain Special Dividend of $9.26[28] per ABB Grain Share and an implied value of the aggregate of the Maximum Scrip Consideration and the ABB Grain Special Dividend of $9.41[28] per ABB Grain Share.

As at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Booklet), the implied value of the aggregate of the Standard Consideration and the ABB Grain Special Dividend was $9.37 per ABB Grain Share and the implied value of the aggregate of the Maximum Scrip Consideration and the ABB Grain Special Dividend was $9.64 per ABB Grain Share.[29]

The value of the Scheme Consideration may fluctuate further prior to the implementation of the Scheme due to changes in the Viterra Share price and the Australian dollar:Canadian dollar exchange rate. Examples of how changes in the Viterra Share price and the Australian dollar:Canadian dollar exchange rate may affect the implied value of the Standard Consideration and the Maximum Scrip Consideration alternatives (assuming no scale back) are set out in the tables on the following page.

Implied value of Standard Consideration and Maximum Scrip Consideration plus ABB Grain Special Dividend since announcement (assuming no scale back)
Source: IRESS


A$
Implied value of Standard Consideration plus the ABB Grain Special Dividend
Implied value of Maximum Scrip Consideration plus the ABB Grain Special Dividend
10.80
10.60
10.40
10.20
10.00
9.80
9.60
9.40
9.20
9.00
7 July 2009: ABB Grain issued revised earnings guidance
A$9.64
A$9.37
Maximum Scrip Consideration plus Special Dividend at announcement: $9.41
Standard Consideration plus Special Dividend at announcement: $9.26
18 May 09
25 May 09
1 Jun 09
8 Jun 09
15 Jun 09
23 Jun 09
30 Jun 09
7 Jul 09
14 Jul 09
21 Jul 09
29 Jul 09

28 Based on the closing share price of C$8.84 per Viterra Share on 15 May 2009 (the last trading day in Viterra Shares prior to the announcement on 19 May 2009 that ABB Grain and Viterra had signed the Implementation Agreement) and an Australian dollar:Canadian dollar exchange rate of 0.8901.

29 Based on the closing share price of C$9.06 per Viterra Share on 29 July 2009 and an Australian dollar:Canadian dollar exchange rate of 0.8896 and assuming no scaling back.

5. Other relevant considerations continued

Effect of movements in the Viterra Share price and the Australian dollar: Canadian dollar exchange rate on the Standard Consideration

		Viterra share price and percentage change from the close on 29 July 2009				
		C$8.15	**C$8.61**	**C$9.06**	**C$9.51**	**C$9.97**
		(10.0%)	**(5.0%)**	**0.0%**	**5.0%**	**10.0%**
Exchange rate (A$:C$)	**0.84**	A$9.16	A$9.40	A$9.65	A$9.89	A$10.14
	0.86	$9.03	$9.27	$9.51	$9.75	$9.98
	0.89	$8.91	$9.14	$9.37	$9.61	$9.84
	0.91	$8.80	$9.02	$9.25	$9.47	$9.70
	0.94	$8.69	$8.91	$9.13	$9.35	$9.57

Effect of movements in the Viterra Share price and the Australian dollar:Canadian dollar exchange rate on the Maximum Scrip Consideration (assuming no scale back)

		Viterra share price and percentage change from the close on 29 July 2009				
		C$8.15	**C$8.61**	**C$9.06**	**C$9.51**	**C$9.97**
		(10.0%)	**(5.0%)**	**0.0%**	**5.0%**	**10.0%**
Exchange rate (A$:C$)	**0.84**	A$9.21	A$9.70	A$10.19	A$10.68	A$11.17
	0.86	$8.96	$9.43	$9.91	$10.38	$10.86
	0.89	$8.72	$9.18	$9.64	$10.10	$10.56
	0.91	$8.49	$8.94	$9.39	$9.84	$10.28
	0.94	$8.27	$8.71	$9.15	$9.58	$10.02

As at 29 July 2009 (the most recent date for which exchange rates were available prior to the date of this Scheme Booklet), the Australian dollar:Canadian dollar exchange rate was 0.8896.

4 You will need to consider whether to receive Viterra Shares or Viterra CDIs

ABB Grain Shareholders who elect Standard Consideration or Maximum Scrip Consideration can choose whether to receive their Scrip Consideration in the form of Viterra Shares or Viterra CDIs.

ABB Grain Shareholders who elect Maximum Cash Consideration can elect to receive any Scrip Consideration issued to them as a result of scaling back in the form of Viterra Shares or Viterra CDIs or can elect to have any such Viterra Scrip sold under the Cash Out Facility.[30]

Each Viterra CDI will confer a beneficial interest in one Viterra Share and will have rights that are economically equivalent to the rights attaching to Viterra Shares. Should a holder of Viterra CDIs subsequently wish to convert them into Viterra Shares, they may do so at no cost to the holder.

Viterra has applied for a Foreign Exempt Listing to enable Viterra CDIs to be quoted on the ASX. As such, Viterra will be exempt from complying with most ASX Listing Rules, including the ASX's continuous and periodic disclosure regimes. However, Viterra will be subject to Canadian companies and securities laws and the listing rules of the TSX and will be subject to a disclosure regime which is comparable to the ASX's continuous and periodic disclosure regimes. See Section 3.15 and Section 11 of Part B of this Scheme Booklet for further details.

There are different advantages and disadvantages of holding Viterra Shares and Viterra CDIs. You should consider the information set out in Section 5.13 of Part B of this Scheme Booklet before deciding whether to receive Viterra Shares or Viterra CDIs under the Scheme.

5 Possibility of a superior proposal

The ABB Board has considered a number of possible alternatives, including ABB Grain continuing as a stand alone entity, divesting certain businesses or pursuing Australian acquisition targets on its own and considers that the Scheme is likely to deliver greater benefits to ABB Grain Shareholders.

However, despite this, it is possible that a more attractive proposal for ABB Grain could emerge in the future. As at the date of this Scheme Booklet, the ABB Board is not aware of any such proposal.

ABB Grain Shareholders should be aware that ABB Grain has agreed in the Implementation Agreement not to solicit any competing proposal or respond to any unsolicited competing proposal (unless the ABB Grain Board determines, in accordance with the provisions of the Implementation Agreement, that the unsolicited competing proposal is a more favourable transaction or is capable of resulting in a more favourable transaction to ABB Grain Shareholders and failure to take such action would involve, or would be likely to involve, a breach of the duties of the directors of ABB Grain). Further information regarding ABB Grain's "no shop" and "no talk" obligations is set out in Section 1.8 of Part B of this Scheme Booklet.

6 All or nothing proposal

If the Scheme is implemented, the Scheme will bind all ABB Grain Shareholders, including those who do not vote at the Scheme Meeting or the Constitutional Amendment Meeting and those who vote against the Scheme or the Constitutional Amendment. This means that, if the Scheme proceeds, all holders of ABB Grain Shares at the Scheme Record Date (currently expected to be 6.30pm (Adelaide time) on 18 September 2009 will have their ABB Grain Shares transferred to Viterra Australia in return for receiving the Scheme Consideration.

Conversely, if the Scheme is not implemented, ABB Grain Shareholders will retain their ABB Grain Shares and will not receive any Scheme Consideration. In such circumstances, the potential advantages referred to in Section 3 of Part A of this Scheme Booklet will not be realised. However, some of the potential disadvantages described in Section 4 of Part A of this Scheme Booklet will not arise.

30 If you do not choose to have that Scrip Consideration issued to you as Viterra Scrip or sold on your behalf under the Cash Out Facility, you will be deemed to have elected to have that Scrip Consideration sold under the Cash Out Facility.

6. Viterra overview

6.1 Background and business overview

Viterra is one of the top 100 companies listed on the TSX and on 29 July 2009 had a market capitalisation of C$2.1 billion (A$2.4 billion).[31] For the financial year ended 31 October 2008, Viterra achieved the following:

(a) Revenue of C$6.8 billion (A$7.5[32]) billion;

(b) EBITDA of C$533 million (A$586[32]) million; and

(c) net profit of C$288 million (A$317[32]) million.

Full details of Viterra's financial results for the last financial year as well as other historical financial information are contained in Section 3 of Part B of this Scheme Booklet.

Viterra is one of Canada's leading agri-businesses and has extensive operations and distribution capabilities across Western Canada, a growing number of operations in the United States and international offices in Tokyo, Singapore and Geneva. Viterra operates under five core business divisions: grain handling and marketing, agri-products sales and services, agri-food processing, livestock feed and services and financial products.

Viterra also participates in fertiliser manufacturing through its 34% ownership interest in Canadian Fertilizers Limited (**CFL**) and oat and malt processing through Can-Oat Milling (**Can-Oat**) and its 42.38% ownership interest in Prairie Malt Limited (**Prairie Malt**), respectively. Viterra is also involved in other commodity related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies.

VITERRA

Grain Handling and Marketing	Agri-Products	Agri-Food Processing	Livestock Feed and Services	Financial Products
EBITDA: C$274 million	EBITDA: C$219 million	EBITDA: C$23 million	EBITDA: C$5 million	EBITDA: C$12 million
• Contract, market and transport grain from Western Canadian producers to consumptive customers • Provide value-added services to producers including cleaning, drying, blending and storage of grain	• Manufacture, distribute and retail crop inputs and supplies to producers, including seed, crop protection products, fertiliser and equipment	• Further manufacturing of bulk grains • Can-Oat • 42.38% joint ownership in Prairie Malt • Associated Proteins, canola crush	• Livestock feed manufacturing with six feed mills and two pre-mix sites in Western Canada • Six feed mill locations in south central United States operated by Unifeed Hi-Pro Inc.	• Provides credit services to customers of the Agri-products and Livestock Services segments in partnership with a Canadian financial institution


R&D


Origination
Fertiliser
Barley Malting
Export Capacity
Retail
Oat Milling
Feed Processing
Financial Products

Note: LTM EBITDA excludes C$81 million in corporate expenses. For the 12 months ended 30 April 2009.

31 Based on an Australian dollar:Canadian dollar exchange rate on 29 July 2009 of 0.8896.

32 Based on an average Australian dollar:Canadian dollar exchange rate of 0.9085 for the 12 months ended 31 October 2008.

The diagram below highlights Viterra's extensive operations throughout Western Canada, with an integrated pipeline from farm customer to ultimate destination customers around the world. Complementing Viterra's vast origination, retail and processing network across the Canadian Prairie provinces are export terminals in Vancouver and Prince Rupert on the west coast, and Thunder Bay on the Great Lakes, with access to the eastern seaboard, and marketing operations in Japan, Singapore and Geneva.


Viterra Pipeline
British Columbia
• 2 Port Locations
• 2 Grain Elevators
• 2 Retails
• 1 Feed Mill
Alberta
• 22 Grain Elevators
• 6 Special Crop Plants
• 73 Retails
• 34% Ownership in a Fertiliser Manufacturer
• 1 Fertiliser Warehousing and Distribution
• 3 Feed Mills
• 1 Oat Mill
Saskatchewan
• 47 Grain Elevators
• 50% Ownership in 2 Grain Elevators
• 3 Special Crop Plants
• 130 Retails
• 1 R&D Unit
• 1 Oat Mill
• 42.38% Ownership in a Malt Plant
• Supplier to 2 Ethanol Plants
Manitoba
• 14 Grain Elevators
• 1 Special Crop Plant
• 48 Retails
• 2 Feed Mills
• 1 Oat Mill
Prince Rupert
• 58.5% Ownership
• 210,000 Tonne Capacity
Vancouver
• 2 Port Facilities
• 51% of Total Port Capacity
• 482,000 Tonne Capacity
Japan
• XCAN Far East 100% Ownership
Thunder Bay
• 52% of Total Port Capacity
• 593,000 Tonne Capacity
• 3 Port Facilities
United States
• 2 Special Crop Plants
• 6 Feed Mill Locations
Singapore
• Trading Office
Geneva
• Trading Office

Viterra is a corporation incorporated under the laws of Canada and has shares listed on the TSX, trading under the symbol "VT". Viterra was created as a farmer co-operative called the Saskatchewan Wheat Pool (**the Pool**) in 1924, pursuant to a private act of the Saskatchewan legislature. Shares in the Pool commenced trading on the TSX in 1996 and the Pool converted from a co-operative to an incorporated company in 2005. The Pool changed its name to Viterra in 2008 following its acquisition of Agricore United the previous year.


Co-operatives
Historical
Saskatchewan Wheat Pool
Alberta Wheat Pool
Manitoba Pool Elevators
United Grain Growers
1990s
Saskatchewan Wheat Pool
Agricore
United Grain Growers
2000s
Saskatchewan Wheat Pool
VITERRA
Agricore United
2007

6. Viterra overview continued

Set out below is a brief overview of Viterra's business units. A more detailed description of Viterra's business, including the markets in which it operates, is contained in Section 3 of Part B of this Scheme Booklet.

LTM Revenue[33]


Grain Handling and Marketing 60%
Agri-products 26%
Agri-food Processing 3%
Livestock Services 11%
Financial Products 0%

LTM EBITDA[33,34]


Grain Handling and Marketing 52%
Agri-products 41%
Agri-food Processing 4%
Livestock Services 1%
Financial Products 2%

(a) Grain handling and marketing

Viterra's grain handling and marketing business incorporates its country grain silos (known in Canada as elevators) and port terminal infrastructure as well as its marketing and trading operations.

(i) Country grain silos

Viterra operates a Western Canadian network of country grain silos across 85 locations, including 65 high throughput silos with 50 or 100 car spots. In addition, Viterra owns/operates 10 special crop processing facilities, which handle a variety of special commodities such as field peas, lentils, chickpeas, dry beans, specialty oats, mustard and canary seed.

(ii) Port terminals

Viterra's port terminals business links its country grain silos with offshore customers, providing processing and logistics services to ensure timely delivery of grain to fulfil the CWB's, Viterra's and/or other exporters' sales commitments. Viterra has an interest in five port terminals across Canada. As is the case with country grain silos, port terminals have the potential to blend and mix some grades of grain to enhance the overall quality and value of grain.

(iii) Grain marketing

Viterra's grain marketing business focuses on the development of domestic and export markets for grains handled by Viterra. The business fulfils a trading and logistics function which consists of establishing relationships with farmers and end use customers, then utilising Viterra's logistics capabilities (including its network of country grain silos and port terminals) to efficiently meet end use customers' needs. The grain marketing business also incorporates risk management in respect of Viterra's grain purchases, sales and inventory.

(b) Agri-products

Viterra operates a network of 253 retail locations throughout Western Canada, each of which sells bulk fertiliser, bagged seed, crop protection products and agricultural equipment (such as storage bins). Many locations also store and sell anhydrous ammonia, which is a cost effective form of nitrogen fertiliser. Product distribution is also supported by two central warehouses located in Saskatchewan and Alberta.

33 For the 12 months ended 30 April 2009.

34 EBITDA excludes corporate expenses.

(i) Fertiliser
Viterra is a major distributor of fertiliser in Western Canada through its network of country grain silos and agri-products centres. Viterra also has an investment in fertiliser manufacturing and access to a stable source of fertiliser through its minority interest in CFL. Viterra is entitled to receive approximately 500,000 metric tonnes of CFL's merchant produced product split equally between granular urea and anhydrous ammonia.

(ii) Crop protection products
Viterra, through its agri-products retail stores, is a significant distributor of crop protection products in Western Canada, including herbicides, insecticides, fungicides and seed treatments. While most crop protection is sold directly to farmers, Viterra in some cases provides custom application services using equipment owned or leased by Viterra.

(iii) Seed products
Viterra is one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly available seed varieties. Viterra is also involved in varietal seed development, including research and development through a seed testing laboratory at the University of Saskatchewan, and through several strategic alliances or other arrangements with leading breeding companies.

(c) Agri-food processing

(i) Can-Oat
Canada is the third largest oat producer in the world and the world's largest oat and oat product exporter. Can-Oat is the largest oat processor and oat product exporter in Canada. Products produced include primary products such as whole groats (whole oats with the hulls removed) and steel cut groat chips and finished products such as milled oats, oat flour and oat bran. Can-Oat's products are used as ingredients in a variety of food product applications. Ingredients are sold to cereal, bakery and re-packer companies throughout the world.

(ii) Prairie Malt
Viterra has a 42.38% interest in Prairie Malt. The Prairie Malt facility in Biggar, Saskatchewan, processes barley into malt primarily for the brewery industry. As part of Viterra's interest in Prairie Malt, a barley supply agreement was signed requiring Prairie Malt to take up to 80% of its barley requirements from Viterra, subject to quality, cost and availability. The contract is to remain in effect until terminated by agreement or when Viterra no longer holds shares in Prairie Malt.

(d) Livestock feed and services
Viterra is engaged in the livestock feed services industry through the manufacture and marketing of livestock feed products under the trade names Unifeed®, Unifeed Swine Programs™ and Hi-Pro Feeds®.

In Canada, Viterra produces complete feeds and supplements at six feed mills and two pre-mix manufacturing facilities. In the United States, Viterra produces complete feeds, supplements, and pre-mixes in six locations and processes corn by flaking in one location. All Canadian feed mills and pre-mix facilities are compliant with all federal regulations and are also Hazard Analysis and Critical Control Points system (**HACCP**) certified or compliant, with the exception of the recently acquired Ponoka pre-mix plant, which has passed all Food Inspection Agency audits and is in the process of receiving HACCP certification. The United States feed milling assets are fully compliant with state and federal operating standards for feed milling.

(e) Financial Products

(i) Viterra Financial®
Through Viterra Financial®, Viterra acts as an agent for a major Canadian chartered bank that extends trade credit at competitive rates to customers of Viterra's agri-products business. The sale of crop inputs peaks in May and June each year as new crops are sown, with a significant portion being credit sales. During the 2008 financial year, the approved credit offered under this financing vehicle exceeded C$1.4 billion, with customer usage peaking at C$590 million at 30 June 2008.

(ii) Unifeed Financial®
Unifeed Financial® offers loans to customers through the livestock feed and services division of Viterra to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. During the 2008 financial year, the approved credit offered under this financing vehicle exceeded C$105 million, with customer usage peaking at C$40.9 million in March 2008.

6.2 Detailed information on Viterra
Detailed information on Viterra's business operations, key personnel and historical financial information are contained in Section 3 of Part B of this Scheme Booklet. ABB Grain Shareholders should read Section 3 of Part B of this Scheme Booklet to gain a better understanding of Viterra, including the close similarity between the history, culture and operating methods of Viterra and ABB Grain.

7. Combined Group overview

7.1 Benefits of the ABB Grain and Viterra combination

ABB Grain and Viterra are each leading agricultural businesses in their respective home markets of Australia and Canada, operating across extremely complementary lines of business. The Australian and Canadian agricultural markets bear many similarities in relation to their crop profiles, as well as their major participants' transition from co-operative to corporate structures, while culturally the two countries share similar legal and political systems and values. The combination of the two businesses is expected to provide strategic and financial benefits to stakeholders in both regions, including the creation of value for new and existing shareholders.

The information below is a summary of the benefits of combining Viterra and ABB Grain, the Combined Group's operating structure and its strategies and intentions. For detailed information regarding the Combined Group (including pro forma financial information), ABB Grain Shareholders should read Section 4 of Part B of this Scheme Booklet.

Strategic benefits

- **Growing global trade, gateway to Asia** – the Combined Group will be ideally positioned to benefit from increased global trading volumes, especially within the Asian region.

Combined Exports – Wheat, Barley and Canola
Source: FAPRI: U.S. and World Agricultural Outlook, 2009


million tonnes
95.5
132.4
39%
2007/08
2018/19

Strategic benefits continued

- **Largest export origination capability for core commodities** – Australia and Canada combined have the largest export origination capability for wheat, barley and canola. The Combined Group will be a leading player in both of these markets and able to take advantage of this strong market position.

World Grain Exports[35]

Source: FAPRI: U.S. and World Agricultural Outlook 2009

Historical Market Share

Note: Figures in the diagram below may not add to 100% due to rounding.


%
Canada
Australia
US
CIS
EU
100
80
60
40
20
0
99/00
00/01
01/02
02/03
03/04
04/05
05/06
06/07
07/08

2007–2008 Market Share


Canada 25%
Australia 12%
CIS 21%
EU 9%
US 33%
37%

- **Cross pollination of best practices and leveraging new position** – the application of best practices across both groups has the potential to create considerable value for the Combined Group.

35 Includes wheat, barley and canola exports and excludes Argentinian Latin American trade.

7. Combined Group overview continued

Financial benefits

- **Geographic and business diversification** – diversification will reduce concentration and proportionate earnings from any one geographical area or business unit and provide a more consistent earnings profile throughout the year.

ABB Grain LTM EBITDA[36]


National Supply Chain 37%
Joe White Maltings 23%
Rural Services 0%
Grain Marketing 40%

Pro Forma LTM EBITDA[37]


Grain Handling and Marketing (Canada) 41%
Financial Products (Canada) 2%
Grain Handling and Marketing (Australia) 15%
Agri-products (Canada) 33%
Agri-food Processing (Canada 4%, Australia 4%) 8%
Livestock Services (Canada) 1%
Rural Services (Australia) 0%

36 EBITDA for the 12 months ended 31 March 2009. Excludes Corporate and Other.

37 Pro forma LTM EBITDA for ABB Grain for the 12 months ended 31 March 2009 and Viterra for the 12 months ended 30 April 2009.

Financial benefits continued

- **Increased financial scale** – increased financial scale will provide lower leverage than the current level of gearing of ABB Grain and allow the Combined Group to better capitalise on grain origination and marketing opportunities. It is also likely to provide better access to capital and enhance the ability of the Combined Group to pursue growth opportunities.

Combined Net Debt/Total Cap (Book Value)[38,39]


C$ million
Net Debt
Book Value of Equity
Net Debt/Total Cap
30.1%
4.4%
27.8%
19.6%
999
430
2,190
100
2,995
1,152
3,350
818
ABB Grain
Viterra
Combined Group Maximum Cash Consideration[1]
Combined Group Maximum Scrip Consideration[1]

Combined Leverage[40]


3.8x
0.2x
2.0x
1.5x
ABB Grain
Viterra
Combined Group Maximum Cash Consideration[1]
Combined Group Maximum Scrip Consideration[1]

Note:

1 Maximum Cash Consideration and Maximum Scrip Consideration in the diagrams above assume that the Total Cash Pool and the Total Scrip Pool, respectively, have been utilised.

- **Opportunity for synergies** – it is expected that the Combined Group will achieve approximately $30 million in annual revenue and cost synergies which will be fully realised within three years. Given the limited overlap between the current operations of ABB Grain and Viterra and the future growth potential of the Combined Group, a larger proportion of the synergies are expected to be generated from enhanced revenue opportunities than from cost savings. Further detail concerning potential synergies is contained in Section 4.1 of Part B of this Scheme Booklet. The realisation and timing of estimated synergies are subject to the integration and other risks described in Section 7 of Part B of this Scheme Booklet and, therefore, no assurance can be given as to the timing or amount of these synergies.

38 Based on average ABB Grain net debt for last two reporting periods and an Australian dollar:Canadian dollar exchange rate on 29 July 2009 of 0.8896.

39 Based on average Viterra short term debt for last four reporting periods with current cash and long term debt balances.

40 Leverage defined as net debt divided by LTM EBITDA. Excludes synergies.

7. Combined Group overview continued

7.2 Operating structure and corporate governance

(a) Overview of the Combined Group

There is currently very little overlap between the operations of ABB Grain and Viterra. As such, the Combined Group will continue to operate the assets of both companies largely as they do now, with the added benefit of the financial strength of the Combined Group.

Viterra is not currently planning any significant asset or operating rationalisation of the Combined Group following the implementation of the Scheme, and therefore the description of the assets of ABB Grain and Viterra, contained in Sections 2 and 3, respectively, of Part B of this Scheme Booklet is considered to provide an accurate outline of the operations and assets of the Combined Group across each geographical location in which it will operate following implementation of the Scheme.

The Combined Group will be a global leader in grain handling and marketing with:

(i) 11.4 million tonnes of storage capacity in 211 grain handling facilities (including 10 special crop processing facilities);

(ii) 13 dedicated port facilities in South Australia and Canada;[41]

(iii) 253 retail locations throughout Canada selling fertiliser, crop protection products and seed products, with a further six locations in Australia selling a similar range of agricultural inputs;

(iv) 15 feed mills and pre-mix facilities with nominal capacity of 2.4 million tonnes per year; and

(v) nine malting plants with capacity to produce approximately 590,000 tonnes of malt per year.[42]

(b) Ownership of the Combined Group

Following implementation of the Scheme, ABB Grain Shareholders will collectively own between 11.8% and 21.1% by value of the Combined Group, depending on the consideration Elections made by ABB Grain Shareholders under the Scheme.

Combined Ownership – Maximum Cash Pool[43]


Viterra 71.3%
Subscription Receipts 16.9%
ABB Grain 11.8%

Combined Ownership – Maximum Scrip Pool[44]


Viterra 63.8%
Subscription Receipts 15.1%
ABB Grain 21.1%

41 Including a 58.5% ownership interest in the Prince Rupert port in Canada.

42 Including a 42.38% interest in the Prairie Malt facility in Canada.

43 This chart assumes the Total Cash Pool is fully utilised, such that the total Scheme Consideration paid to ABB Grain Shareholders comprises approximately $1.13 billion in cash and approximately 39.15 million Viterra Shares and Viterra CDIs.

44 This chart assumes the Total Scrip Pool is fully utilised, such that the total Scheme Consideration paid to ABB Grain Shareholders comprises approximately $751.69 million in cash and approximately 78.3 million Viterra Shares and Viterra CDIs.

(c) Board and management of the Combined Group

The Combined Group Board will consist of the current 10 directors of Viterra plus four nominees from the ABB Grain Board, including one to be appointed Deputy Chairman. The four nominees from the ABB Grain Board will represent 29% of the Combined Group's directors, significantly higher than the 11.8% or 21.1% ownership of ABB Grain Shareholders implied respectively under the Maximum Cash Pool and Maximum Scrip Pool scenarios described in Section 7.2(b) above.

Mayo Schmidt will continue as the Chief Executive Officer of the Combined Group. Management of the Combined Group's Canadian operations will not be affected by the Scheme. Please refer to the management profiles set out in Section 3 of Part B of this Scheme Booklet for information relating to Mr Schmidt and Viterra's senior Canadian management team.

With the retirement of ABB Grain's Managing Director, the Combined Group will seek a new leader with a deep perspective of the Australian marketplace to lead the Combined Group's Australian, New Zealand and South East Asian operations. This individual will also become a member of the Viterra CEO Council, the group of executives charged with determining the strategy of the Combined Group. The Australian leader will play an integral role in developing the Combined Group's global strategic direction, providing an Australian market perspective in strategy development.

7.3 Intentions for the Combined Group

There is very little overlap between the current businesses of ABB Grain and Viterra. Therefore, Viterra does not expect to make any material changes to the ABB Grain business and intends to operate the assets of the ABB Grain Group in largely the same manner as they are currently operated. It is also expected that duplication among employee positions will be minimal and it is currently anticipated that the Combined Group will retain a vast majority of ABB Grain's employees.

South Australia will be the headquarters for the Combined Group's Australian, New Zealand and South East Asian operations and the global headquarters for the Combined Group's malt business.

Viterra also intends to maintain ABB Grain's commitment to South Australia as a centre for barley marketing and barley research and development and continue to focus on grower education and training. The Combined Group will work with Australian growers to develop a training program that best meets their needs, providing training on global best practice farming techniques, farm business management skills, commodity marketing and other programs that are intended to advance the business of farming in Australia.

Viterra intends to use the Combined Group's strong financial and strategic position to pursue potential future industry growth opportunities.

7. Combined Group overview continued

7.4 Dividend policy

Viterra does not currently have a dividend policy in place and does not currently pay a dividend given it has been focusing on growth opportunities. In the period immediately following implementation of the Scheme, the Combined Group will be focused on identifying and executing opportunities for growth that are expected to enhance value for shareholders.

Viterra understands that certain ABB Grain Shareholder groups are interested in the potential implementation of a dividend policy for the Combined Group. Viterra and its Board have listened carefully to these views and, as such, the Combined Group Board intends to assess the merits of a dividend policy following the implementation of the Scheme, taking into consideration these views.

Accordingly, at an appropriate point in time the Combined Group may introduce the payment of a dividend provided it is considered to be in the best interests of all shareholders and consistent with the Combined Group's strategic, financial and growth objectives.

7.5 Detailed information on the Combined Group

Detailed information on the Combined Group is contained in Section 4 of Part B of this Scheme Booklet. ABB Grain Shareholders should read Section 4 of Part B of this Scheme Booklet to gain a better understanding of the Combined Group.

8. Frequently asked questions

This Section answers some frequently asked questions about the Scheme and the Constitutional Amendment. It is not intended to address all relevant issues for ABB Grain Shareholders and should be read together with all other sections of Part A and Part B of this Scheme Booklet.

Question	Answer	More information
The Scheme		
What is the Scheme?	The Scheme is a scheme of arrangement under the Corporations Act being proposed by ABB Grain for the approval of ABB Grain Shareholders. A scheme of arrangement is a statutory procedure that is commonly used to enable one company to acquire another company.	Section 1 of Part B of this Scheme Booklet provides information on the implementation of the Scheme. A copy of the Scheme is contained in Appendix 2 to Part B of this Scheme Booklet.
Why is the Scheme being proposed?	The Scheme provides for the proposed acquisition of ABB Grain by Viterra.	
What is the effect of the Scheme?	If the Scheme becomes Effective and is implemented: ▪ all ABB Grain Shares as at the Scheme Record Date will be transferred to Viterra Australia, a wholly owned subsidiary of Viterra; ▪ ABB Grain will become a wholly owned subsidiary of Viterra and will be delisted from the ASX; and ▪ all ABB Grain Shareholders at the Scheme Record Date (whether or not they voted for or against the Scheme and the Constitutional Amendment) will receive the Scheme Consideration.	Section 5 of Part B of this Scheme Booklet contains detailed information about the Scheme Consideration.
Assessment of the Scheme		
What is the ABB Grain Directors' recommendation in respect of the Scheme?	The ABB Grain Directors unanimously recommend that you vote in favour of the Scheme, in the absence of a superior proposal.	Section 3 of Part A and Section 1.2 of Part B of this Scheme Booklet set out the reasons for the ABB Grain Directors' unanimous recommendation.
What is the opinion of the Independent Expert?	The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal.	A copy of the Independent Expert's Report is contained in Section 8 of Part B of this Scheme Booklet.
Are there any disadvantages?	The ABB Grain Directors unanimously believe that the potential advantages of the Scheme outweigh the potential disadvantages of the Scheme. However, ABB Grain Shareholders should be aware of the potential disadvantages and risks related to the Scheme. These are described in Section 4 of Part A of this Scheme Booklet.	You should also review Section 5 of Part A of this Scheme Booklet which sets out other considerations relevant to your assessment of the Scheme and Section 7 of Part B of this Scheme Booklet which sets out in detail the risks associated with the Scheme.

8. Frequently asked questions continued

Question	Answer	More information
Constitutional Amendment		
What is the Constitutional Amendment?	The Constitutional Amendment is a proposed amendment to the ABB Grain Constitution to remove the 15% limit on the amount of issued share capital in ABB Grain that any one ABB Grain Shareholder (together with their associates) can hold. The Constitutional Amendment must be approved by ABB Grain Shareholders to enable Viterra Australia to acquire ABB Grain pursuant to the Scheme. **If you are in favour of the Scheme and wish to receive the Scheme Consideration, you should vote in favour of the Constitutional Amendment as well as the Scheme. The Constitutional Amendment will only take effect if the Scheme proceeds.**	The Notice of Meeting for the Constitutional Amendment is contained in Appendix 5 to Part B of this Scheme Booklet.
What is the ABB Grain Directors' recommendation in relation to the Constitutional Amendment?	The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Constitutional Amendment at the Constitutional Amendment Meeting, in the absence of a superior proposal.	Section 3 of Part A and Section 1.2 of Part B of this Scheme Booklet set out the reasons for the ABB Grain Directors' unanimous recommendation.
Why should I vote in favour of the Constitutional Amendment?	The Constitutional Amendment must be approved by ABB Grain Shareholders in order for the Scheme to proceed. If you are in favour of the Scheme and wish to receive your Scheme Consideration, you should vote in favour of the Constitutional Amendment. The Constitutional Amendment will only take effect if the Scheme proceeds.	
Scheme Consideration		
What is the Scheme Consideration?	If the Scheme becomes Effective and you hold ABB Grain Shares at the Scheme Record Date, you will receive the Scheme Consideration. You can choose to receive one of three alternative forms of Scheme Consideration:[45] ▪ Standard Consideration; ▪ Maximum Cash Consideration; and ▪ Maximum Scrip Consideration. Full details regarding these alternatives are set out in Section 5 of Part B of this Scheme Booklet. Subject to the Scheme proceeding, ABB Grain will also pay the ABB Grain Special Dividend, being a fully franked[46] cash dividend of $0.41 per ABB Grain Share that will be paid regardless of your choice of Scheme Consideration. The Scheme Consideration and ABB Grain Special Dividend will only be paid in respect of ABB Grain Shares held at the Scheme Record Date and the Dividend Record Date, respectively.	Section 2 of Part A of this Scheme Booklet provides a summary of the Scheme Consideration. Detailed information about the Scheme Consideration is provided in Section 5 of Part B of this Scheme Booklet.

45 Ineligible Foreign ABB Grain Shareholders will not be entitled to make an Election and will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. See Sections 5.9 and 5.12 of Part B of this Scheme Booklet for details.

46 The ability of ABB Grain Shareholders to use the franking credits connected with the ABB Grain Special Dividend will be subject to certain holding period rules and each ABB Grain Shareholder's individual taxation circumstances. Please refer to the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

Question	Answer	More information
Scheme Consideration continued		
How do I make an Election for Scheme Consideration?	You can make your Election by completing the Election Form that accompanies this Scheme Booklet and returning it in accordance with the instructions set out on the Election Form by the Election Deadline (as at the date of this Scheme Booklet expected to be 5.00pm (Adelaide time) on 18 September 2009 or such later time and date as ABB Grain may announce to the ASX). If you wish to receive the Standard Consideration with the Scrip Consideration in the form of Viterra CDIs, you do not need to return the Election Form; the Standard Consideration in this form will be issued to you without any Election on your part provided you hold ABB Grain Shares on the Scheme Record Date.	Refer to Section 5.6 of Part B of this Scheme Booklet for further information about how to make an Election.
What if I do not make an Election for Scheme Consideration?	If you do not validly complete and return the Election Form before the Election Deadline in accordance with the instructions set out on the Election Form, you will receive the Standard Consideration in the form of $4.35 Cash Consideration ($4.76 cash inclusive of the ABB Grain Special Dividend) and Scrip Consideration in the form of 0.4531 Viterra CDIs, for each ABB Grain Share that you hold on the Scheme Record Date.	Refer to Section 5.6 of Part B of this Scheme Booklet for further information.
How do I receive the ABB Grain Special Dividend?	All ABB Grain Shareholders at the Dividend Record Date (currently expected to be 6.30pm (Adelaide time) on 17 September 2009) will receive the ABB Grain Special Dividend, being a fully franked[46] cash dividend of $0.41 per ABB Grain Share, regardless of their Election. You do not have to do anything to receive the ABB Grain Special Dividend other than be an ABB Grain Shareholder on the Dividend Record Date.	
When will I receive my Scheme Consideration?	If the Scheme becomes Effective and is implemented: ▪ you will be paid any Cash Consideration to which you are entitled within 10 Business Days of the Implementation Date; ▪ Scrip Consideration to which you are entitled will be issued to you on the Implementation Date and your share certificates for Viterra Shares or holding statements for Viterra CDIs (whichever is applicable) will be sent to you within 10 Business Days of the Implementation Date; and ▪ if Scrip Consideration that would otherwise be issued to you is sold on your behalf under the Cash Out Facility, you will be paid the proceeds of sale promptly following the last sale under the Cash Out Facility. Sales must be completed under the Cash Out Facility within 15 Business Days of the Implementation Date. If you have currently elected to receive dividends paid by ABB Grain by electronic funds transfer, any cash payments you are entitled to under the Scheme will be paid to the bank account you have nominated for payment of dividends. If you currently receive dividends by cheque, you will receive any cash payments by cheque. See Section 5.11 of Part B of this Scheme Booklet for information about changing your dividend payment method.	Refer to Section 5.11 of Part B of this Scheme Booklet for further information.

8. Frequently asked questions continued

Question	Answer	More information
Scheme Consideration continued		
When can I start trading my Viterra Scrip?	Trading in Viterra Shares issued under the Scheme is expected to commence on the TSX on 24 September 2009. Trading in Viterra CDIs on the ASX is expected to commence on a deferred settlement basis on 14 September 2009 and is expected to commence on a normal settlement basis on 29 September 2009. As the exact amount of Viterra CDIs to be issued to you will not be known until after the Election Deadline and will not be confirmed to you until you receive your holding statement following the Implementation Date, if you trade in your Viterra CDIs during the deferred settlement period and prior to receipt of your holding statement, you do so at your own risk.	
Will I have to pay any brokerage or stamp duty on the disposal of my ABB Grain Shares under the Scheme?	No, there are no brokerage or other costs payable by you in connection with the disposal of your ABB Grain Shares and your receipt of the Scheme Consideration under the Scheme, except if you are: ■ a Large Shareholder[47] who elects Maximum Cash Consideration, and Scrip Consideration that would otherwise be issued to you as a result of scaling back is sold on your behalf under the Cash Out Facility; or ■ an Ineligible Foreign ABB Grain Shareholder whose Scrip Consideration is sold under the Cash Out Facility, in which case you will incur brokerage in connection with the sale of that Scrip Consideration under the Cash Out Facility (such brokerage representing your pro rata share of the total brokerage incurred by the Cash Out Facility Nominee in connection with the sale of Viterra Shares under the Cash Out Facility which are attributable to Large Shareholders and Ineligible Foreign ABB Grain Shareholders).	
Viterra CDIs		
What is a CDI?	A CDI is a form of financial product which enables shares of foreign companies to be traded on the ASX. Each Viterra CDI will represent a beneficial interest in one Viterra Share and will have rights that are economically equivalent to the rights attaching to Viterra Shares. Viterra CDIs will be quoted and traded on the ASX in Australian dollars.	Refer to Section 5.13 of Part B of this Scheme Booklet for further information.

47 Defined under the Scheme as an ABB Grain Shareholder who elects Maximum Cash Consideration and who becomes entitled to receive more than 1,000 Viterra Shares or Viterra CDIs as a result of scaling back of Elections for Maximum Cash Consideration.

Question	Answer	More information
Viterra CDIs continued		
What is the difference between a Viterra Share trading on the TSX and Viterra CDI trading on the ASX?	The principal difference is that a holder of a Viterra CDI has an indirect, beneficial interest in the Viterra Share which underlies the Viterra CDI, instead of being the registered holder of the Viterra Share. This means that the holder of a Viterra CDI is not technically a "shareholder" of Viterra and does not, for example, automatically have the right to attend in person a shareholders meeting of Viterra (although they can direct the depositary nominee to cast votes on their behalf or they can require the depositary nominee to appoint the holder (or a person nominated by the holder) as a proxy). However, the rights attaching to Viterra CDIs are economically equivalent to those attaching to Viterra Shares (e.g. the holder of a Viterra CDI is entitled to receive dividends and other distributions that are payable to holders of Viterra Shares).	Section 5.13 of Part B of this Scheme Booklet contains detailed information about Viterra CDIs, the rights attaching to Viterra CDIs and the main differences between Viterra Shares and Viterra CDIs.
Can I convert my Viterra CDIs into Viterra Shares?	Yes, holders of Viterra CDIs may at any time convert their Viterra CDIs to Viterra Shares trading on the TSX. The conversion will ordinarily take effect within one to three business days and is at no cost to the holder of Viterra CDIs.	Section 5.13 of Part B of this Scheme Booklet contains further information about how to convert Viterra CDIs into Viterra Shares and the process involved.
Scheme Meeting, Constitutional Amendment Meeting, voting and approval		
Why are there separate meetings for ABB Grain Shareholders to vote on the Scheme and the Constitutional Amendment?	The Scheme Meeting is a Court convened meeting which must be held by ABB Grain in order to obtain ABB Grain Shareholders' approval of the Scheme. The Constitutional Amendment Meeting has been convened by ABB Grain for ABB Grain Shareholders to consider, and if thought fit, approve the Constitutional Amendment. As a legal matter, the Scheme and the Constitutional Amendment must be voted on at separate meetings. **However, the Scheme cannot proceed unless the Constitutional Amendment is duly approved at the Constitutional Amendment Meeting.**	The Notices of Meeting for each of the Scheme Meeting and the Constitutional Amendment Meeting are contained in Appendices 4 and 5, respectively, to Part B of this Scheme Booklet.
Who is entitled to vote at the Scheme Meeting and the Constitutional Amendment Meeting?	Each person who is recorded on the ABB Grain Register as the holder of ABB Grain Shares as at 6.30pm (Adelaide time) on 7 September 2009 is entitled to attend and vote at the Scheme Meeting and the Constitutional Amendment Meeting.	
When and where will the Scheme Meeting be held?	The Scheme Meeting will be at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide at 11.00am (Adelaide time) on 9 September 2009.	The Notice of Meeting for the Scheme Meeting is in Appendix 4 to Part B of this Scheme Booklet.
When and where will the Constitutional Amendment Meeting be held?	The Constitutional Amendment Meeting has been convened at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on the same date as the Scheme Meeting and will be held at 12.15pm (Adelaide time) or immediately after the Scheme Meeting (whichever is later).	The Notice of Meeting for the Constitutional Amendment Meeting is contained in Appendix 5 to Part B of this Scheme Booklet.

8. Frequently asked questions continued

Question	Answer	More information
Scheme Meeting, Constitutional Amendment Meeting, voting and approval continued		
If I wish to vote in favour of the Scheme and the Constitutional Amendment, how do I vote?	You can vote at the Scheme Meeting and at the Constitutional Amendment Meeting: ■ by sending in the Voting Form in accordance with the instructions set out on the Voting Form; ■ in person; or ■ by attorney. ABB Grain Shareholders which are bodies corporate can vote through a corporate representative.	See Section 1 of Part A and Section 6 of Part B of this Scheme Booklet for further information regarding how to vote. The Voting Form for the Scheme Meeting and the Constitutional Amendment Meeting accompanies this Scheme Booklet.
Is voting compulsory? Should I vote?	Voting is not compulsory. However, the ABB Grain Directors unanimously recommend that you vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal, and urge you to exercise your right to vote at both the Scheme Meeting and the Constitutional Amendment Meeting. Your vote is important.	Refer to Section 3 of Part A and Section 1.2 of Part B of this Scheme Booklet for further information regarding the ABB Grain Directors' unanimous recommendation. Detailed information on how to vote is set out in Section 6 of Part B of this Scheme Booklet.
How do I vote if I am unable to attend the Meetings?	If you cannot attend the Scheme Meeting and the Constitutional Amendment Meeting, you should complete and return the enclosed Voting Form.	
How will ABB Grain Directors be voting?	Each ABB Grain Director who holds or controls ABB Grain Shares intends to vote those shares or procure that those shares are voted in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.	
Are Viterra shareholders entitled to vote?	No, only holders of ABB Grain Shares are entitled to vote at the Scheme Meeting and the Constitutional Amendment Meeting.	
Will I be bound by the Scheme if I do not vote or if I vote against the Scheme and the Constitutional Amendment?	Yes, if the Scheme and the Constitutional Amendment are approved and the Scheme becomes Effective, then all ABB Grain Shares held by you at the Scheme Record Date will be transferred to Viterra Australia and you will receive the Scheme Consideration notwithstanding that you did not vote, or that you voted against the Scheme or the Constitutional Amendment.	

Question	Answer	More information
Scheme Meeting, Constitutional Amendment Meeting, voting and approval continued		
What is the approval threshold for the Scheme?	The Scheme Resolution must be approved by: ▪ a majority in number of ABB Grain Shareholders who vote on the Scheme Resolution; and ▪ at least 75% of the total number of votes cast by ABB Grain Shareholders on the Scheme Resolution. The Court has a discretion to waive the first of these two requirements if it considers it appropriate to do so. For the Scheme to become Effective, the Scheme must also be approved by the Court.	
What is the approval threshold for the Constitutional Amendment?	A resolution in favour of the Constitutional Amendment must be passed at the Constitutional Amendment Meeting by at least 75% of all votes cast on the resolution.	
Are there any conditions to the Scheme?	There are a number of conditions precedent which must be satisfied or waived prior to the Scheme being implemented. As at the date of this Scheme Booklet, neither ABB Grain nor Viterra is aware of any circumstances which would cause the outstanding conditions precedent not to be satisfied.	Further details of the conditions precedent are set out in Section 1.3 of Part B of this Scheme Booklet.
When will the result of the Scheme Meeting and the Constitutional Amendment Meeting be known?	The results of the Scheme Meeting and the Constitutional Amendment Meeting will be available shortly after the conclusion of the Scheme Meeting and the Constitutional Amendment Meeting on 9 September 2009 and will be announced to the ASX once available. Even if the Scheme Resolution and the Constitutional Amendment Resolution are passed, the Scheme will be subject to the approval of the Court.	
What happens if the Scheme or the Constitutional Amendment is not approved?	If either the Scheme or the Constitutional Amendment is not approved by the requisite majorities of ABB Grain Shareholders or if the Scheme is not approved by the Court, then the Scheme will not become Effective and will not proceed. ABB Grain Shareholders will not receive the Scheme Consideration but will retain their ABB Grain Shares and ABB Grain will continue to operate as a stand alone entity.	Further details of what will or may happen to ABB Grain and ABB Grain Shareholders if the Scheme does not proceed are provided in Section 3.12 of Part A and Section 1.11 of Part B of this Scheme Booklet.

8. Frequently asked questions continued

Question	Answer	More information
Other questions		
What happens if a superior proposal emerges?	If a superior proposal emerges, this will be announced to the ASX and the ABB Grain Directors will carefully consider the proposal and advise you of their recommendation.	
What are the tax implications of the Scheme?	The Tax Opinion contains a discussion of the main Australian taxation implications of the Scheme. Your decision on whether or not to vote in favour of the Scheme and the Constitutional Amendment should be made only after your consultation with a financial, legal or other professional adviser based on your own investment objectives, financial situation, taxation position and particular needs.	The Tax Opinion is contained in Section 10 of Part B of this Scheme Booklet.
Can I sell my ABB Grain Shares now?	You can sell your ABB Grain Shares on market at any time before the close of trading on the ASX on the Effective Date at the prevailing market price. The Effective Date is currently expected to be 11 September 2009.	
What are the forms enclosed with this Scheme Booklet?	There are two forms accompanying this Scheme Booklet: ▪ a Voting Form – if you are unable or do not wish to attend the Scheme Meeting and the Constitutional Amendment Meeting in person, you should complete this form; and ▪ an Election Form – this form must be used to elect your preferred Scheme Consideration alternative.[48] Both forms must be completed and returned in accordance with the instructions set out on them.	Section 1 of Part A of this Scheme Booklet provides a summary of how to vote and make your Election. Section 6 of Part B of this Scheme Booklet provides more detailed information on how to vote at the Scheme Meeting and the Constitutional Amendment Meeting and Section 5.6 of Part B of this Scheme Booklet provides further information on how to make your Election.
Further information		
How can I get further information if I have any questions?	For further information, you can call the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or + 61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday. If you are in doubt about anything in this Scheme Booklet, please contact your financial, legal or other professional adviser.	

48 If you wish to receive the Standard Consideration (with Scrip Consideration in the form of Viterra CDIs), you do not need to return the Election Form. Ineligible Foreign ABB Grain Shareholders are not entitled to make an Election.

9. Glossary

Term	Description
ABB Grain	means ABB Grain Ltd (ABN 59 084 962 130).
ABB Grain Board	means the Board of ABB Grain.
ABB Grain Constitution	means ABB Grain's constitution.
ABB Grain Director	means a director of ABB Grain.
ABB Grain ESOP	means the ABB Grain Executive Share Option Plan.
ABB Grain Group	means ABB Grain and its related bodies corporate.
ABB Grain Information	means all information in this Scheme Booklet other than the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and the Tax Opinion.
ABB Grain Material Adverse Change	has the meaning given to it in the Implementation Agreement.
ABB Grain Prescribed Event	has the meaning given to it in the Implementation Agreement.
ABB Grain Register	means the register of members of ABB Grain.
ABB Grain Share	means a fully paid ordinary share in the capital of ABB Grain.
ABB Grain Shareholder	means a person who is recorded in the ABB Grain Register as a holder of ABB Grain Shares.
ABB Grain Special Dividend	means a fully franked special dividend of A$0.41 per ABB Grain Share which, subject to the Scheme being implemented, ABB Grain will pay to ABB Grain Shareholders as at the Dividend Record Date, and which is more particularly described in Section 1.2(o) of Part B of this Scheme Booklet.
ACCC	means the Australian Competition and Consumer Commission.
A-IFRS	means the Australian equivalents to International Financial Reporting Standards.
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.
ASX Listing Rules	means the official listing rules of the ASX.
Board	means, in relation to a company, the board of directors of that company.
Business Day	means a day that is not a Saturday, Sunday, bank holiday or public holiday in South Australia.

9. Glossary continued

Term	Description
Cash Consideration	means consideration paid under the Scheme in cash in Australian dollars.
Cash Out Facility	means the sale facility described in Section 5.9 of Part B of this Scheme Booklet.
Cash Out Facility Nominee	means a nominee chosen by Viterra to sell Scrip Consideration under the Cash Out Facility.
Cash Out Facility Proceeds	means the cash proceeds of the sale of Scrip Consideration by the Cash Out Facility Nominee under the Cash Out Facility, net of applicable taxes and charges incurred by the Cash Out Facility Nominee other than brokerage in connection with the sale (save that, in the case of the sale of Scrip Consideration on behalf of an ABB Grain Shareholder who is a Large Shareholder or an Ineligible Foreign ABB Grain Shareholder, their pro rata share of brokerage paid by the Cash Out Facility Nominee in relation to the sale of Scrip Consideration attributable to Large Shareholders or Ineligible Foreign ABB Grain Shareholders will be deducted from their pro rata share of those net cash proceeds).
CBCA	means the *Canada Business Corporations Act* (Canada).
CDI	means a CHESS Depositary Instrument, being a unit of beneficial ownership in an issued share which is listed on a foreign exchange (where such foreign share has been issued in the name of the relevant depositary nominee who holds the legal title to that share).
CDN	means CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506).
C-GAAP	means Canadian generally accepted accounting principles.
Combined Group	means, after the Implementation Date, the Viterra Group or, as the context requires, Viterra.
Combined Group Board	means the Viterra Board following the Scheme becoming Effective.
Combined Group Scheme Booklet Information	means the information contained in Section 7 of Part A of this Scheme Booklet and Sections 4 and 7 of Part B of this Scheme Booklet, information elsewhere in this Scheme Booklet repeating the information contained in any of those Sections and all other information in this Scheme Booklet regarding the Combined Group or its directors or proposed directors.
Competing Proposal	has the meaning given to it in the Implementation Agreement.
Computershare	means Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Constitutional Amendment	means the amendment to the ABB Grain Constitution to permit the acquisition of the ABB Grain Shares by Viterra Australia under the Scheme, as more fully described in the Notice of Constitutional Amendment Meeting set out in Appendix 5 to Part B of this Scheme Booklet.

Term	Description
Constitutional Amendment Meeting	means the meeting of the ABB Grain Shareholders to consider and, if thought fit, approve the Constitutional Amendment.
Constitutional Amendment Resolution	means the resolution to be put to ABB Grain Shareholders to approve the Constitutional Amendment.
Corporations Act	means the *Corporations Act 2001* (Cth).
Corporations Regulations	means the *Corporations Regulations 2001* (Cth).
Court	means the Federal Court of Australia.
CWB	means the Canadian Wheat Board.
Deed Poll	means the Deed Poll set out in Appendix 3 to Part B of this Scheme Booklet.
Dividend Record Date	means the time and date for determining ABB Grain Shareholders entitled to be paid the ABB Grain Special Dividend, being 6.30pm (Adelaide time) on the fourth Business Day after the Effective Date.
EBITDA	means earnings before interest, tax, depreciation and amortisation.
Effective	when used in relation to the Scheme, means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act approving the Scheme.
Effective Date	means the date on which the Scheme becomes Effective.
Election	means a valid election as to the form of Scheme Consideration which an ABB Grain Shareholder wishes to receive, made on and in accordance with the directions contained in the Election Form.
Election Deadline	means 5.00pm (Adelaide time) on the fifth Business Day following the Effective Date (as at the date of this Scheme Booklet expected to be 18 September 2009).
Election Form	means the form of election accompanying this Scheme Booklet.
End Date	has the meaning given to it in the Implementation Agreement.
Executive Option	means an option to acquire an ABB Grain Share issued under the ABB Grain ESOP.
FY	means financial year.
HK Qualified Investor	means any ABB Grain Shareholder whose address is inside the Hong Kong Special Administrative Region and who is a professional investor for the purposes of the Companies Ordinance (Cap 32) or any other ABB Grain Shareholder whose address is inside the Hong Kong Special Administrative Region in circumstances where ABB Grain and Viterra determine that any offer or invitation to that person would not constitute an offer or invitation to the public for the purposes of the Companies Ordinance (Cap 32).
IFRS	means International Financial Reporting Standards.

9. Glossary continued

Term	Description
Implementation Agreement	means the Implementation Agreement dated 19 May 2009 between ABB Grain, Viterra and Viterra Australia, as amended, a copy of which is set out in Appendix 1 to Part B of this Scheme Booklet.
Implementation Date	means the date on which the Scheme is to be implemented, being the third Business Day after the Scheme Record Date.
Independent Expert	means KPMG.
Independent Expert's Report	means the report set out in Section 8 of Part B of this Scheme Booklet.
Ineligible Foreign ABB Grain Shareholders	means the ABB Grain Shareholders referred to in Section 1.6(a) of Part B of this Scheme Booklet.
Investigating Accountant's Report	means the report set out in Section 9 of Part B of this Scheme Booklet.
KPMG	means KPMG Corporate Finance (Aust) Pty Ltd (ABN 43 007 363 215).
Large Shareholder	means an ABB Grain Shareholder who elects Maximum Cash Consideration and, as a consequence of scaling back of Elections for Maximum Cash Consideration, would be entitled to receive more than 1,000 Viterra Shares or Viterra CDIs.
LTM	means Last Twelve Months.
Maximum Cash Consideration	means the Scheme Consideration alternative described in Section 5.4 of Part B of this Scheme Booklet.
Maximum Scrip Consideration	means the Scheme Consideration alternative described in Section 5.5 of Part B of this Scheme Booklet.
Qualified Investor	means either a HK Qualified Investor or a UK Qualified Investor.
related body corporate	has the meaning given to it in the Corporations Act.
Scheme	means the scheme of arrangement set out in Appendix 2 to Part B of this Scheme Booklet to be proposed between ABB Grain and the ABB Grain Shareholders pursuant to section 411 of the Corporations Act.
Scheme Booklet	means the explanatory statement in relation to the Scheme as required under section 412(1) of the Corporations Act in respect of the Scheme, comprising Part A and Part B.
Scheme Consideration	means the consideration to be paid or provided by Viterra or Viterra Australia under the Scheme, as described in Section 5 of Part B of this Scheme Booklet, comprising Cash Consideration and/or Scrip Consideration.
Scheme Meeting	means the meeting of ABB Grain Shareholders convened by the Court under section 411 of the Corporations Act for the purpose of considering and, if thought fit, approving the Scheme.

Term	Description
Scheme Meeting Record Date	means the time and date for determining ABB Grain Shareholders entitled to vote at the Scheme Meeting, being 6.30pm (Adelaide time) on 7 September 2009.
Scheme Orders	means the orders of the Court approving the Scheme pursuant to section 411 of the Corporations Act.
Scheme Record Date	means the time and date for determining ABB Grain Shareholders entitled to receive Scheme Consideration, being 6.30pm on the fifth Business Day after the Effective Date.
Scheme Resolution	means the resolution to be put to ABB Grain Shareholders to approve the Scheme (such resolution will be put to ABB Grain Shareholders at the Scheme Meeting and must be approved by the requisite majorities of ABB Grain Shareholders under section 411(4) of the Corporations Act).
Scrip Consideration	means consideration to be paid under the Scheme in the form of Viterra Scrip.
Second Court Date	means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.
Second Court Hearing	means the hearing before the Court to approve the Scheme following the Scheme Meeting.
Standard Consideration	means the Scheme Consideration alternative described in Section 5.3 of Part B of this Scheme Booklet.
Superior Proposal	means a bona fide written Competing Proposal in respect of ABB Grain which the ABB Grain Board determines, acting in good faith and after having taken advice from its financial and legal advisers and having taken into account the likely availability of funding for the proposed transaction, the conditions to which it is subject, the likely timeframe for its consummation and any other factors the Board considers relevant: (a) is reasonably capable of being consummated; and (b) would, if consummated, result in a transaction more favourable to ABB Grain Shareholders than the Scheme.
Tax Opinion	means the letter contained in Section 10 of Part B of this Scheme Booklet.
Total Cash Pool	has the meaning given to it in Section 5.4 of Part B of this Scheme Booklet.
Total Scrip Pool	has the meaning given to it in Section 5.5 of Part B of this Scheme Booklet.
TSX	means TMX Group Inc. or, as the context requires, the financial market known as the Toronto Stock Exchange operated by it.
UK Qualified Investor	means any ABB Grain Shareholder whose address is inside the United Kingdom and who is a qualified investor for the purposes of the United Kingdom *Financial Services and Markets Act 2000*.
United States	means the United States of America.
Viterra	means Viterra Inc.

Term	Description
Viterra Australia	means Viterra Australia Pty Ltd (ACN 137 192 753).
Viterra Australian Advisory Board	means an advisory board to be established by Viterra.
Viterra Board	means the Board of Viterra.
Viterra CDI	means a CDI in respect of a Viterra Share issued in the name of CDN.
Viterra Director	means a director of Viterra.
Viterra Group	means Viterra and its related bodies corporate.
Viterra Material Adverse Change	has the meaning given to it in the Implementation Agreement.
Viterra Prescribed Event	has the meaning given to it in the Implementation Agreement.
Viterra Scheme Booklet Information	means the letter from the Chairman of Viterra, Section 6 of Part A of this Scheme Booklet, Sections 3 and 13 of Part B of this Scheme Booklet and the information under the "Viterra" sub-headings throughout Section 11 of Part B of this Scheme Booklet and any other information in this Scheme Booklet regarding Viterra or the Viterra Group (excluding the Combined Group Scheme Booklet Information).
Viterra Scrip	means Viterra Shares or Viterra CDIs.
Viterra Share	means a common share in the capital of Viterra.
Voting Form	means the voting form accompanying this Scheme Booklet.
VWAP	means volume weighted average price, calculated by dividing the value of trades by the volume of trades over a given period.





ABB Grain Shareholders should read both Part A and Part B of this Scheme Booklet in their entirety before making a decision on whether or not to vote in favour of the Scheme and the Constitutional Amendment.

Corporate Directory

Company
ABB Grain Ltd (ACN 084 962 130)

Registered office
124–130 South Terrace
Adelaide SA 5000

Company secretary
Mr Ashley Roff

Share registry
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide SA 5000

Legal adviser
Johnson Winter & Slattery
Level 10
211 Victoria Square
Adelaide SA 5000

Level 30
264 George Street
Sydney NSW 2000

Financial adviser
J.P. Morgan
Level 32
Grosvenor Place
225 George Street
Sydney NSW 2000

Independent Expert
KPMG Corporate Finance (Aust) Pty Ltd
151 Pirie Street
Adelaide SA 5000

Investigating Accountant
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

precinct.com.au

ABB Grain

www.abb.com.au

Phone: 1800 018 205
Fax: 08 8231 1249
Email: abb@abb.com.au

ABB Grain Ltd, 124 130 South Terrace, Adelaide SA 5000

Scheme Booklet Part B

ABB

For the scheme of arrangement between ABB Grain Ltd (ACN 084 962 130) and its shareholders in relation to the proposed acquisition of ABB Grain by Viterra Australia, a wholly owned subsidiary of Viterra Inc.

The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

This Scheme Booklet is important and requires your immediate attention. You should read both Part A and Part B in their entirety. If you are in any doubt as to how to deal with this document, please consult your financial, legal or other professional adviser.

The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal.

If you have any questions about the Scheme or the Constitutional Amendment, please call the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia).

J.P.Morgan

JOHNSON WINTER & SLATTERY
LAWYERS

Overview of this Scheme Booklet

You should read Part A of this Scheme Booklet first

This Scheme Booklet is comprised of two separate parts:

- Part A (accompanying this Part B), which provides an overview of the Scheme and contains reasons for your ABB Grain Directors' unanimous recommendation that you vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal; and
- this Part B, which includes, among other things, a summary of the steps involved in implementing the Scheme, details regarding ABB Grain, Viterra and the Combined Group and a copy of the Independent Expert's Report.


The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

Scheme Booklet Part A and Part B



Election Form *Voting Form* *Business Reply Envelope x 2*

Are the Scheme and the Constitutional Amendment in the best interests of ABB Grain Shareholders?

- ✓ The ABB Grain Directors unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.
- ✓ The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal.

What you should do next

ABB Grain Shareholders should read both Part A and Part B of this Scheme Booklet in their entirety before making a decision on whether or not to vote in favour of the Scheme and the Constitutional Amendment. You should read Part A of this Scheme Booklet first.

If you are in any doubt as to what you should do, you should consult your financial, legal or other professional adviser before deciding whether or not to vote in favour of the Scheme and the Constitutional Amendment.

Important notices and disclaimers

Important document
This Scheme Booklet is an important document. It is in two parts (Part A and Part B) and both parts should be read in their entirety. If you are in any doubt as to the course you should follow, you should seek independent professional advice.

Date
This Scheme Booklet is dated 30 July 2009.

Explanatory statement
This Scheme Booklet is an explanatory statement which has been prepared pursuant to section 412(1) of the Corporations Act to explain the effect of the Scheme and provide information which is material to the making of a decision by ABB Grain Shareholders about whether or not to vote in favour of the Scheme and the Constitutional Amendment.

Role of ASIC, the ASX and the Court
A copy of this Scheme Booklet has been examined by ASIC pursuant to section 411(2)(b) of the Corporations Act and registered by ASIC under section 412(6) of the Corporations Act. ASIC has been requested to provide a statement in accordance with section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme. If ASIC provides that statement, it will be produced to the Court at the Second Court Hearing. Neither ASIC nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

A copy of this Scheme Booklet has been lodged with the ASX. Neither the ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

The Court is not responsible for the contents of this Scheme Booklet and, in ordering that the Scheme Meeting be convened, the Court does not in any way indicate that the Court has approved or will approve or otherwise endorses the Scheme.

Responsibility for information in this Scheme Booklet
ABB Grain is responsible for the contents of this Scheme Booklet other than, to the maximum extent permitted by law, the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and the Tax Opinion.

Viterra is responsible for the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (except to the extent that any misleading or deceptive material results from information supplied by ABB Grain), but does not assume any responsibility for the accuracy or completeness of any other part of this Scheme Booklet.

KPMG has prepared the Independent Expert's Report and is responsible for that report. None of ABB Grain, Viterra, their respective related bodies corporate and their respective directors, officers, employees and advisers assumes any responsibility for the accuracy or completeness of the information in the Independent Expert's Report except, in the case of ABB Grain and Viterra, in relation to information given by them respectively to the Independent Expert.

Deloitte Touche Tohmatsu (ABN 74 490 121 060) has prepared the Investigating Accountant's Report and is responsible for that report. None of ABB Grain, Viterra, their respective related bodies corporate and their respective directors, officers, employees and advisers (other than Deloitte Touche Tohmatsu) assumes any responsibility for the accuracy or completeness of the information in the Investigating Accountant's Report except, in the case of ABB Grain and Viterra, in relation to information given by them respectively to Deloitte Touche Tohmatsu.

Deloitte Touche Tohmatsu Ltd (ACN 092 223 240) has prepared the Tax Opinion and is responsible for the Tax Opinion. None of ABB Grain, Viterra, their respective related bodies corporate and their respective directors, officers, employees and advisers (other than Deloitte Touche Tohmatsu Ltd) assumes any responsibility for the accuracy or completeness of the contents of the Tax Opinion.

Investment decisions
This Scheme Booklet does not take into account your individual investment objectives, financial situation, taxation position or particular needs. The information in this Scheme Booklet should not be relied on as the sole basis for any decision in relation to your ABB Grain Shares. You should seek independent professional advice before making any investment decision in relation to your ABB Grain Shares or how to vote on the Scheme and the Constitutional Amendment.

Forward looking statements
This Scheme Booklet contains forward looking statements which are not based solely on historical facts but are based on current expectations about future events and results. These forward looking statements are subject to inherent risks and uncertainties. Such risks and uncertainties include factors and risks specific to the industry in which ABB Grain and Viterra operate as well as general economic conditions, prevailing exchange rates and interest rates, conditions in the financial markets, government policies and regulations, competitive pressures and changes in technology. Actual events or results may differ materially from the expectations expressed or implied in such forward looking statements.

None of ABB Grain, Viterra, their respective related bodies corporate or their respective directors, officers, employees and advisers makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. Accordingly, you are cautioned about placing undue reliance on forward looking statements contained in this Scheme Booklet.

Foreign shareholders
Restrictions in certain foreign countries may make it impractical or unlawful for Viterra Scrip to be offered or issued under the Scheme to ABB Grain Shareholders in those countries, or for ABB Grain Shareholders located in those countries to receive Viterra Scrip under the Scheme.

Any ABB Grain Shareholder, other than a Qualified Investor, whose address in the ABB Grain Register is outside of Australia and its external territories, New Zealand and the United States will be an "Ineligible Foreign ABB Grain Shareholder" for the purpose of the Scheme, unless ABB Grain and Viterra are satisfied, acting reasonably, that the laws of all relevant jurisdictions permit the issue of Viterra Scrip to the shareholder either unconditionally or after compliance with requirements that are not unduly onerous.

Ineligible Foreign ABB Grain Shareholders will not be entitled to make any Election for Scheme Consideration. They will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. Further information regarding the Cash Out Facility is set out in Section 5.9 of Part B of this Scheme Booklet and the detailed provisions governing the Cash Out Facility are set out in clause 5.7 of the Scheme.

Subject to the foregoing, this Scheme Booklet and the Scheme do not, either individually or in combination, constitute any offer or invitation to issue or sell any securities in ABB Grain or Viterra to any person in any jurisdiction outside of Australia and its external territories, New Zealand and the United States.

ABB Grain Shareholders in New Zealand and the United States should refer to the important information in Section 1.6 of Part B of this Scheme Booklet.

This Scheme Booklet has been prepared having regard to applicable Australian disclosure requirements. These requirements may be different from those in other jurisdictions.

ABB Grain Shareholders who are not Australian resident taxpayers or who are liable for tax outside of Australia should seek specific tax advice in relation to the Australian and overseas tax consequences of the transactions contemplated by this Scheme Booklet.

Privacy
ABB Grain, Viterra and Viterra Australia may collect personal information about you in connection with the Scheme. The personal information may include the names, contact details and details of shareholdings of ABB Grain Shareholders together with the names and contact details of individuals appointed by ABB Grain Shareholders to act as proxies, attorneys or corporate representatives to vote at the Scheme Meeting or the Constitutional Amendment Meeting.

Such information will be collected for the purpose of the Scheme Meeting, the Constitutional Amendment Meeting and implementing the Scheme. The information may be disclosed to ABB Grain, ABB Grain's advisers and service providers, Viterra, Viterra Australia and Viterra's advisers and service providers to the extent necessary in connection with the Scheme Meeting, the Constitutional Amendment Meeting and implementing the Scheme.

You may have certain rights to access personal information which is collected about you. You should contact ABB Grain's share registry, Computershare, in the first instance should you wish to exercise these rights. You can contact Computershare by telephone on 1300 550 374 (from within Australia) or +61 3 9415 4072 (from outside Australia).

ABB Grain Shareholders who appoint a named person as their proxy, attorney or corporate representative to vote at the Scheme Meeting or the Constitutional Amendment Meeting should inform that individual of the matters outlined above.

Definitions
Capitalised terms used in this Scheme Booklet are defined in the Glossary in Section 15 of Part B of this Scheme Booklet (and repeated in Section 9 of Part A of this Scheme Booklet).

References to time
All references to time in this Scheme Booklet are to the time in Adelaide, South Australia unless expressly indicated otherwise.

Currency
All references in this Scheme Booklet to "$" or "A$" are references to Australian dollars. All references in this Scheme Booklet to "C$" are to Canadian dollars.

Questions
If you have any questions in relation to the Scheme, the Constitutional Amendment or this Scheme Booklet, please call the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday.

A copy of this Scheme Booklet can be found on ABB Grain's website at www.abb.com.au.

Table of contents

How to vote on the Scheme and the Constitutional Amendment

The Scheme is subject to the approval of ABB Grain Shareholders at the Scheme Meeting and to the approval of the Constitutional Amendment by ABB Grain Shareholders at the Constitutional Amendment Meeting.

The Constitutional Amendment is a proposed amendment to the ABB Grain Constitution to remove the 15% ownership cap so as to enable the Scheme to proceed. **The Constitutional Amendment will only take effect if the Scheme proceeds.**

If you wish the Scheme to proceed, it is important that you vote in favour of the resolutions at both the Scheme Meeting and the Constitutional Amendment Meeting. THE SCHEME WILL NOT PROCEED UNLESS BOTH THE SCHEME AND THE CONSTITUTIONAL AMENDMENT ARE APPROVED BY ABB GRAIN SHAREHOLDERS.

The Scheme Meeting and the Constitutional Amendment Meeting will be held on 9 September 2009 at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide, with the Scheme Meeting starting first at 11.00am (Adelaide time).

All ABB Grain Shareholders as at 6.30pm (Adelaide time) on 7 September 2009 will be entitled to vote at the Scheme Meeting and the Constitutional Amendment Meeting.

ABB Grain Shareholders can vote on the Scheme and the Constitutional Amendment by doing one of the following:

- **send in the Voting Form** – complete and return the Voting Form accompanying this Scheme Booklet in accordance with the instructions set out on the Voting Form so that it is received by Computershare or by ABB Grain by no later than 11.00am (Adelaide time) on 7 September 2009;
- **vote in person** – attend the Scheme Meeting and the Constitutional Amendment Meeting in person at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009, commencing at 11.00am (Adelaide time); or
- you can also vote at the Scheme Meeting and the Constitutional Amendment Meeting by:
  - **attorney** – have your duly authorised attorney attend the Scheme Meeting and the Constitutional Amendment Meeting in person at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009, commencing at 11.00am (Adelaide time). The power of attorney, or a certified copy of the power of attorney, should be lodged with Computershare before the meetings or brought to the meetings; or
  - **corporate representative** – have your corporate representative attend the Scheme Meeting and the Constitutional Amendment Meeting in person at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009, commencing at 11.00am (Adelaide time). A copy of the certificate of appointment of the representative should be lodged with Computershare before the meetings or brought to the meetings.

Your ABB Grain Directors unanimously recommend that you vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

Please refer to Section 6 of Part B of this Scheme Booklet and the Notice of Scheme Meeting in Appendix 4 and the Notice of Constitutional Amendment Meeting in Appendix 5 to Part B of this Scheme Booklet for further details.

Obtaining further information

ABB Grain Shareholders who have any questions should contact the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday, or visit the website www.abb.com.au.

How to make an Election for your Scheme Consideration

Under the Scheme, ABB Grain Shareholders[1] can elect to receive one of the following alternative forms of Scheme Consideration:

(a) Standard Consideration;

(b) Maximum Scrip Consideration; or

(c) Maximum Cash Consideration.

Further information about each of the Scheme Consideration alternatives is set out in Section 5 of Part B of this Scheme Booklet.

Subject to the Scheme proceeding, ABB Grain will also pay the ABB Grain Special Dividend, being a fully franked[2] cash dividend of $0.41 per ABB Grain Share, which will be paid regardless of an ABB Grain Shareholder's choice of Scheme Consideration.

To receive Scheme Consideration and the ABB Grain Special Dividend, you must hold ABB Grain Shares on the relevant record dates:

- ABB Grain Shareholders will only be eligible to receive the ABB Grain Special Dividend in respect of ABB Grain Shares they hold at the Dividend Record Date (currently expected to be 6.30pm (Adelaide time) on 17 September 2009); and
- ABB Grain Shareholders will only be eligible to receive Scheme Consideration in respect of ABB Grain Shares they hold at the Scheme Record Date (currently expected to be 6.30pm (Adelaide time) on 18 September 2009).

How to make an Election

ABB Grain Shareholders can make their Elections by completing the Election Form which accompanies this Scheme Booklet and:

(a) posting it to Computershare in the reply paid envelope provided or, if you are outside of Australia or do not otherwise use the reply paid envelope, to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001, Australia; or

(b) successfully transmitting it by facsimile to Computershare on 1800 783 447 (from within Australia) or +61 3 9473 2555 (from outside Australia).

Election Forms must be received by Computershare by the Election Deadline (as at the date of this Scheme Booklet expected to be 5.00pm (Adelaide time) on 18 September 2009). Election Forms received after the Election Deadline will be disregarded. ABB Grain Shareholders who do not make an Election, or whose Election Forms are received after the Election Deadline, will receive the Standard Consideration in respect of each ABB Grain Share held by them at the Scheme Record Date (with the Scrip Consideration component in the form of Viterra CDIs).

Elections must be made in accordance with the terms and conditions set out in the Election Form. Invalid Elections will be disregarded. ABB Grain Shareholders who make invalid Elections will receive Standard Consideration in respect of each ABB Grain Share held by them at the Scheme Record Date (with the Scrip Consideration component in the form of Viterra CDIs).

If you wish to receive the Standard Consideration (with the Scrip Consideration component in the form of Viterra CDIs), you do not need to complete and return the Election Form. However, if you want to receive Scheme Consideration, it is important that you vote in favour of the Scheme and the Constitutional Amendment.

Even if you do not vote in favour of the Scheme, you should make an Election if you wish to receive Scheme Consideration, in the event the Scheme proceeds, that is different from the Standard Consideration (with the Scrip Consideration component in the form of Viterra CDIs).

Ineligible Foreign ABB Grain Shareholders will not be entitled to make an Election. They will be deemed to have elected to receive the Standard Consideration. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. Details of the entitlements of Ineligible Foreign ABB Grain Shareholders are set out in Section 5.12 of Part B of this Scheme Booklet.

You may change your Election by lodging a replacement Election Form provided that it is received by Computershare no later than the Election Deadline. You can obtain additional copies of the Election Form by contacting the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday.

More detailed information on how to make Elections is set out in Section 5.6 of Part B of this Scheme Booklet.

1 Except Ineligible Foreign ABB Grain Shareholders.

2 The ability of ABB Grain Shareholders to use the franking credits connected with the ABB Grain Special Dividend will be subject to certain holding period rules and each ABB Grain Shareholder's individual taxation circumstances. Please refer to the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

Implementation of the Scheme



1

1.1 Introduction

The Scheme is a scheme of arrangement under the Corporations Act. Schemes of arrangement are commonly used to give effect to the acquisition of one company by another company.

The key terms of the Scheme, if approved and implemented, will involve:

(a) the acquisition by Viterra Australia, a wholly owned subsidiary of Viterra, of all ABB Grain Shares; and

(b) the payment of the Scheme Consideration to ABB Grain Shareholders who hold ABB Grain Shares at the Scheme Record Date (currently expected to be 6.30pm (Adelaide time) on 18 September 2009).

A copy of the Scheme is set out in full in Appendix 2 to Part B of this Scheme Booklet. This Section 1 explains the steps involved in implementing the Scheme.

The Scheme is subject to the satisfaction or waiver of a number of conditions precedent. These are described in Section 1.3 below.

1.2 Steps in implementing the Scheme

(a) Execution of Implementation Agreement

On 19 May 2009, ABB Grain, Viterra and Viterra Australia entered into the Implementation Agreement under which ABB Grain agreed to propose the Scheme to ABB Grain Shareholders and ABB Grain, Viterra and Viterra Australia agreed to take all steps reasonably necessary to implement the Scheme.

On 29 July 2009, the parties amended the Implementation Agreement to reflect certain changes to the timing and process for implementing the Scheme.

A copy of the Implementation Agreement as amended is set out in Appendix 1 to Part B of this Scheme Booklet. Certain key aspects of the Implementation Agreement are summarised in Sections 1.8, 1.9 and 1.10 below.

(b) Directors' recommendation

The ABB Grain Directors are of the opinion that the Scheme and the Constitutional Amendment are in the best interests of ABB Grain Shareholders and unanimously recommend that ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

Each ABB Grain Director who holds or controls ABB Grain Shares intends to vote those shares or procure that those shares are voted in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal.

In making their recommendation, the ABB Grain Directors have considered:

(i) the advantages of, and the reasons for voting in favour of, the Scheme set out in Section 3 of Part A of this Scheme Booklet;

(ii) the potential uncertainties and disadvantages of the Scheme described in Section 4 of Part A of this Scheme Booklet; and

(iii) the other relevant considerations noted in Section 5 of Part A of this Scheme Booklet.

The interests of the ABB Grain Directors in the Scheme are disclosed in Section 12 of Part B of this Scheme Booklet.

(c) Appointment of Independent Expert

Following the announcement of the Scheme on 19 May 2009, ABB Grain commissioned the Independent Expert, KPMG, to prepare a report on whether the Scheme is in the best interests of ABB Grain Shareholders.

The Independent Expert has concluded that the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal.

A copy of the Independent Expert's Report is set out in Section 8 of Part B of this Scheme Booklet. You are advised to read it carefully.

(d) Execution of Deed Poll by Viterra and Viterra Australia

On 29 July 2009, Viterra and Viterra Australia executed the Deed Poll pursuant to which Viterra and Viterra Australia agree, subject to the Scheme becoming Effective, to provide to each ABB Grain Shareholder the Scheme Consideration to which that shareholder is entitled under the Scheme. A copy of the Deed Poll is included in Appendix 3 to Part B of this Scheme Booklet.

Details regarding the Scheme Consideration are set out in Section 5 of Part B of this Scheme Booklet.

1. Implementation of the Scheme continued

(e) Scheme Meeting
On 30 July 2009, the Court ordered that ABB Grain convene the Scheme Meeting at 11.00am (Adelaide time) on 9 September 2009 at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide for the purpose of ABB Grain Shareholders considering and, if thought fit, approving the Scheme.

For the Scheme to proceed, the Scheme Resolution must be passed at the Scheme Meeting. The required approval thresholds are set out in Section 6.2 of Part B of this Scheme Booklet.

The Notice of Scheme Meeting is contained in Appendix 4 to Part B of this Scheme Booklet.

The vote at the Scheme Meeting will be conducted by poll.

All ABB Grain Shareholders who are on the ABB Grain Register as at 6.30pm (Adelaide time) on 7 September 2009 will be entitled to vote at the Scheme Meeting.

(f) Constitutional Amendment Meeting
The Constitutional Amendment Meeting has been convened for 12.15pm (Adelaide time) on 9 September 2009 or as soon thereafter as the Scheme Meeting concludes.

The Constitutional Amendment is a proposed amendment to the ABB Grain Constitution to remove the 15% ownership cap so as to enable the Scheme to proceed. The Constitutional Amendment will only take effect if the Scheme proceeds.

If you are in favour of the Scheme and wish to receive the Scheme Consideration, you should vote in favour of the Constitutional Amendment as well as the Scheme. **The Scheme will not proceed unless both the Scheme and the Constitutional Amendment are approved by ABB Grain Shareholders.**

The Notice of Constitutional Amendment Meeting is contained in Appendix 5 to Part B of this Scheme Booklet.

The vote at the Constitutional Amendment Meeting will be conducted by poll, to be demanded by the Chairman of the Constitutional Amendment Meeting in accordance with Article 9.7 of the ABB Grain Constitution.

All ABB Grain Shareholders who are on the ABB Grain Register as at 6.30pm (Adelaide time) on 7 September 2009 will be entitled to vote at the Constitutional Amendment Meeting.

(g) Court order approving the Scheme
In order to become Effective, the Scheme must be approved by the Court at the Second Court Hearing. ABB Grain will apply to the Court for an order approving the Scheme if the Scheme and the Constitutional Amendment are approved by the requisite majorities of ABB Grain Shareholders voting at the Scheme Meeting and the Constitutional Amendment Meeting[3], respectively, and all other conditions to the Scheme (other than approval of the Court) have been satisfied or waived.

Each ABB Grain Shareholder has the right to seek leave to appear at the Second Court Hearing and be heard in respect of the Scheme.

The Court may refuse to approve the Scheme, even if the Scheme and the Constitutional Amendment are approved by the requisite majorities of ABB Grain Shareholders.

(h) Effective Date of the Scheme
If the Court approves the Scheme, ABB Grain will lodge a copy of the orders of the Court approving the Scheme with ASIC. The Scheme will become Effective on the date that lodgement occurs. This date is the Effective Date of the Scheme.

Upon the Scheme becoming Effective, the Scheme will bind ABB Grain and all of the ABB Grain Shareholders (including those who do not attend the Scheme Meeting or the Constitutional Amendment Meeting or who do not vote at those meetings or who vote against the Scheme or the Constitutional Amendment at those meetings).

ABB Grain will notify the ASX of the lodgement of the Court orders. It is expected that trading in ABB Grain Shares on the ASX will be suspended from the close of trading on the Effective Date.

(i) Appointments to the ABB Grain Board
As soon as reasonably practicable after the Second Court Hearing, ABB Grain will invite four of the current directors or senior executives of Viterra to join the ABB Grain Board and, subject to the Scheme becoming Effective, ABB Grain must procure that each of the individuals who accepts that invitation is appointed to the ABB Grain Board promptly following the release to Viterra Australia pursuant to the Scheme of the instrument or instruments of transfer (as the case may be) in respect of the ABB Grain Shares to be transferred to Viterra Australia under the Scheme (see paragraph (k) below for further details).

3 The Court has a discretion to approve the Scheme where it is approved by at least 75% of all votes cast on the Scheme Resolution but not by a majority in number of ABB Grain Shareholders voting on the Scheme Resolution: refer to Section 411(4)(a)(ii)(A) of the Corporations Act.

(j) Appointments to the Combined Group Board
Promptly following the Effective Date of the Scheme, Messrs Gunner, Venning, Daniel and Osborn will be appointed to the Combined Group Board and Mr Gunner will be appointed Deputy Chairman.

(k) Implementation Date of the Scheme
The Implementation Date is the date which is eight Business Days after the Effective Date. On the Implementation Date instruments of transfer in respect of all of the ABB Grain Shares will be delivered to an escrow agent appointed by ABB Grain for the purposes of the Scheme.

The escrow agent will deliver the instruments of transfer to Viterra Australia on the date by which Viterra Scrip has been issued under the Scheme and Viterra Australia has paid the aggregate amount of the cash component of the Scheme Consideration into a trust account established for the purpose of holding and distributing Cash Consideration under the Scheme. Promptly following delivery of the instruments of transfer to Viterra Australia, Viterra Australia will be registered as the holder of all of the ABB Grain Shares.

(l) Determination of persons entitled to Scheme Consideration
Only ABB Grain Shareholders whose names appear on the ABB Grain Register at the Scheme Record Date will be entitled to receive the Scheme Consideration under the Scheme. The Scheme Record Date is currently expected to be 6.30pm (Adelaide time) on 18 September 2009.

For the purposes of establishing which ABB Grain Shareholders are entitled to receive Scheme Consideration, dealings in ABB Grain Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the ABB Grain Register as the holder of the relevant ABB Grain Shares by the Scheme Record Date; and

(ii) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the ABB Grain Register is kept by the Election Deadline.

Subject only to subparagraph (i) above, ABB Grain will not accept for registration, or recognise for the purpose of establishing who is entitled to Scheme Consideration, any transfer or transmission application in respect of ABB Grain Shares received after the Election Deadline.

Further information about the Scheme Consideration (including details of when it will be provided to ABB Grain Shareholders) is set out in Section 5 of Part B of this Scheme Booklet.

All certificates and statements of holding for ABB Grain Shares held by ABB Grain Shareholders on the Scheme Record Date will, following the Scheme Record Date, cease to have any effect as documents of title in respect of such ABB Grain Shares. Each entry on the ABB Grain Register at the Scheme Record Date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

(m) Payment of the Scheme Consideration
If the Scheme becomes Effective, the Scheme Consideration and the proceeds of the Cash Out Facility will be paid as follows:

Cash Consideration
In the case of the Cash Consideration component of the Scheme Consideration:

(i) (other than to the extent that funds are to be provided from the proceeds of Viterra's subscription receipt offering[4]) on the Business Day before the Implementation Date, Viterra Australia will pay the Cash Consideration payable under the Scheme into a trust account operated by ABB Grain; and

(ii) (to the extent that funds are to be provided from the proceeds of Viterra's subscription receipt offering) as soon as practicable after those funds become available from the escrow account in Canada in which they are currently being held, Viterra Australia will procure that the balance of the Cash Consideration component of the Scheme Consideration is paid into the trust account referred to above.

4 Refer to Section 14.4 of Part B of this Scheme Booklet.

1. Implementation of the Scheme continued

Subject to Viterra Australia having provided the Cash Consideration in that manner, ABB Grain will procure that the Cash Consideration is despatched to ABB Grain Shareholders entitled to receive it within 10 Business Days of the Implementation Date.

ABB Grain Shareholders who have currently elected to receive dividends paid by ABB Grain by electronic funds transfer will receive their Cash Consideration (and any Cash Out Facility Proceeds) by electronic funds transfer paid to the bank account they have nominated to Computershare for the payment of dividends. ABB Grain Shareholders who currently receive dividends paid by ABB Grain by cheque will receive their Cash Consideration (and any Cash Out Facility Proceeds) by cheque.

ABB Grain Shareholders who wish to change the method by which they currently receive dividends should contact Computershare on 1300 550 374 (from within Australia) or +61 3 9415 4072 (from outside Australia). Alternatively, they may make the change online at www.computershare.com.au/easyupdate/abb. To use the online facility, ABB Grain Shareholders will need their Holder Identification Number (i.e. HIN) or Securityholder Reference Number (i.e. SRN). In order for changes to apply to the payment of any Cash Consideration (and any Cash Out Facility Proceeds), they must be notified to Computershare prior to the Scheme Record Date.

In the case of ABB Grain Shareholders who hold their ABB Grain Shares in joint names and who receive their Cash Consideration by cheque, the cheque for the Cash Consideration will be made payable to the joint holders and sent to the holder whose name appeared first on the ABB Grain Register.

Scrip Consideration
On the Implementation Date:

(i) ABB Grain Shareholders entitled to Viterra Shares will be issued those shares and have their name and address entered into the register of holders of Viterra Shares; and

(ii) ABB Grain Shareholders entitled to Viterra CDIs will be issued those Viterra CDIs and have their name and address entered into the records maintained by the depositary nominee, CDN.

Share certificates for Viterra Shares and holding statements for Viterra CDIs will be despatched within 10 Business Days of the Implementation Date.

In the case of each ABB Grain Shareholder entitled to Viterra CDIs:

(i) if they held their ABB Grain Shares on the CHESS subregister, the Viterra CDIs to which they are entitled will be held on the CHESS subregister on the Implementation Date; and

(ii) if they held their ABB Grain Shares on the issuer sponsored subregister, the Viterra CDIs to which they are entitled will be held on the issued sponsored subregister on the Implementation Date.

In the case of ABB Grain Shareholders who hold their ABB Grain Shares in joint names, the Viterra Scrip to be issued to them under the Scheme will be issued to, and registered in the name of, the joint holders, and the share certificate or holding statement (as applicable) will be sent to the holder whose name appeared first on the ABB Grain Register on the Scheme Record Date.

It is the responsibility of ABB Grain Shareholders to confirm their holdings of Viterra Scrip before trading in Viterra Scrip.

Payment of proceeds from the Cash Out Facility
If the Scheme becomes Effective, Scrip Consideration which:

(i) represents fractional entitlements; or

(ii) would have otherwise been issued to ABB Grain Shareholders who are Ineligible Foreign ABB Grain Shareholders, or ABB Grain Shareholders who elect Maximum Cash Consideration and who further elect or are deemed to have further elected for their Scrip Consideration to be sold under the Cash Out Facility,

will be issued to the Cash Out Facility Nominee on the Implementation Date.

Viterra must procure that as soon as practicable and, in any event, not more than 15 Business Days after the Implementation Date, the Cash Out Facility Nominee completes all sales under the Cash Out Facility.

Promptly following the last sale of Scrip Consideration under the Cash Out Facility, the Cash Out Facility Nominee must distribute the Cash Out Facility Proceeds to ABB Grain Shareholders entitled to receive them. Please refer to Section 5.9 of Part B of this Scheme Booklet for a full summary of the Cash Out Facility.

(n) Commencement of trading of Viterra Shares and Viterra CDIs

Viterra Shares and Viterra CDIs are expected to commence trading as follows:

(i) Viterra Shares are expected to commence trading on the TSX on 24 September 2009; and

(ii) Viterra CDIs are expected to commence trading on the ASX on a deferred settlement basis on 14 September 2009, with trading on a normal settlement basis expected to commence on 29 September 2009.

As the exact amount of Viterra CDIs to be issued under the Scheme will not be known until after Elections of ABB Grain Shareholders are processed following the Election Deadline and will not be communicated to ABB Grain Shareholders until holding statements are despatched following the Implementation Date, ABB Grain Shareholders who trade in Viterra CDIs during the deferred settlement period and prior to them receiving holding statements do so at their own risk.

(o) ABB Grain Special Dividend

On 24 July 2009, the ABB Grain Board determined to pay the ABB Grain Special Dividend, being a fully franked[5] cash dividend of $0.41 per ABB Grain Share, subject to and conditional on the instrument(s) of transfer in respect of the ABB Grain Shares to be acquired by Viterra Australia under the Scheme being released by the escrow agent to Viterra Australia in accordance with the Scheme (as described in Section 1.2(k) above).

The ABB Grain Special Dividend will be paid on the date of satisfaction of that condition to all ABB Grain Shareholders who were on the ABB Grain Register as at the Dividend Record Date (currently expected to be 6.30pm (Adelaide time) on 17 September 2009).

The ABB Grain Special Dividend will be paid regardless of an ABB Grain Shareholder's choice of Scheme Consideration.

(p) Delisting of ABB Grain

Following the Implementation Date, ABB Grain will request the ASX to end official quotation of ABB Grain Shares and remove ABB Grain from the official list of the ASX.

1.3 Conditions precedent

The Scheme will not proceed unless all of the conditions precedent set out in clause 2.1 of the Implementation Agreement are satisfied or, where applicable, have been waived in accordance with the Implementation Agreement. In summary, the conditions precedent are as follows:

(a) Conditions for the benefit of both ABB Grain and Viterra

The following conditions precedent were included in the Implementation Agreement for the benefit of both ABB Grain and Viterra. Waiver of any breach or non-fulfilment of any of these conditions requires the agreement in writing of both ABB Grain and Viterra:

(i) **Independent Expert:** the Independent Expert concludes that the Scheme is in the best interests of ABB Grain Shareholders.

(ii) **FIRB:** Before 8.00am on the Second Court Date:

(A) the Treasurer of Australia or his delegate notifies Viterra Australia in writing that there are no objections in terms of the foreign investment policy of the Australian government to the acquisition by Viterra Australia of the ABB Grain Shares under the Scheme, such non-objection being either unconditional or subject to such conditions which are acceptable to both ABB Grain and Viterra Australia (and ABB Grain and Viterra Australia agree that their acceptance of any such conditions cannot be unreasonably withheld or delayed); or

(B) the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the *Foreign Acquisitions and Takeovers Act 1975* (Cth) in respect of the acquisition by Viterra Australia of the ABB Grain Shares under the Scheme;

5 The ability of ABB Grain Shareholders to use the franking credits connected with the ABB Grain Special Dividend will be subject to certain holding period rules and each ABB Grain Shareholder's individual taxation circumstances. Please refer to the tax consequences of the Scheme set out in the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

1. Implementation of the Scheme continued

(iii) **OIO:** the Overseas Investment Office of New Zealand provides any necessary consent under the *Overseas Investment Act 1973* (NZ) and its regulations in respect of the acquisition of the ABB Grain Shares by Viterra Australia under the Scheme, such consent being either unconditional or subject to such conditions which are acceptable to both ABB Grain and Viterra Australia (and ABB Grain and Viterra Australia agree that their acceptance of any such conditions cannot be unreasonably withheld or delayed);

(iv) **Quotation of Viterra Shares:** before 8.00am on the Second Court Date, the Viterra Shares to be issued under the Scheme have been approved for listing on the TSX, subject only to the satisfaction of customary listing conditions and to the Scheme becoming Effective;

(v) **Quotation of Viterra CDIs:** before 8.00am on the Second Court Date, the ASX provides approval for the official quotation of the Viterra CDIs subject to any conditions which the ASX may reasonably require, including implementation of the Scheme; and

(vi) **Restraints:** no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Scheme is in effect as at 8.00am on the Second Court Date;

(b) Conditions for the benefit of ABB Grain only

The following conditions were included in the Implementation Agreement for the sole benefit of ABB Grain. Only ABB Grain can waive any breach or non-fulfilment of these conditions:

(i) **No Viterra Prescribed Event:** no Viterra Prescribed Event occurs between the date of the Implementation Agreement and 8.00am on the Second Court Date;

(ii) **No Viterra Material Adverse Change:** no Viterra Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to ABB Grain between the date of the Implementation Agreement and 8.00am on the Second Court Date; and

(iii) **Viterra representations, warranties and undertakings:** the representations and warranties of Viterra and Viterra Australia set out in clauses 8.2 and 8.3 of the Implementation Agreement are true and correct in all material respects as at the date of the Implementation Agreement and as at 8.00am on the Second Court Date and the undertakings in those clauses have been complied with in all material respects;

(c) Conditions for the benefit of Viterra only

The following conditions were included in the Implementation Agreement for the sole benefit of Viterra. Only Viterra can waive any breach or non-fulfilment of these conditions:

(i) **No ABB Grain Prescribed Events:** no ABB Grain Prescribed Event occurs between the date of the Implementation Agreement and 8.00am on the Second Court Date;

(ii) **No ABB Grain Material Adverse Change:** no ABB Grain Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Viterra between the date of the Implementation Agreement and 8.00am on the Second Court Date; and

(iii) **ABB Grain representations, warranties and undertakings:** the representations and warranties of ABB Grain set out in clause 8.1 of the Implementation Agreement are true and correct in all material respects as at the date of the Implementation Agreement and as at 8.00am on the Second Court Date and the undertakings in that clause have been complied with in all material respects;

(d) Conditions that cannot be waived

The following conditions relate to mandatory requirements which cannot be waived by ABB Grain and Viterra:

(i) **Shareholder approval of Scheme:** before 8.00am on the Second Court Date, the Scheme Resolution is duly approved by ABB Grain Shareholders at the Scheme Meeting by the requisite majorities under the Corporations Act. The Court has a discretion to approve the Scheme where it is approved by at least 75% of all votes cast on the Scheme Resolution but not by a majority in number of ABB Grain Shareholders voting on the Scheme Resolution: refer to section 411(4)(a)(ii)(A) of the Corporations Act;

(ii) **Constitutional Amendment:** before 8.00am on the Second Court Date, the Constitutional Amendment is duly approved by ABB Grain Shareholders at the Constitutional Amendment Meeting; and

(iii) **Court approval:** the Court makes orders under section 411(4)(b) of the Corporations Act approving the Scheme either unconditionally or on conditions that are customary or usual.

1.4 Status of conditions precedent

As at the date of this Scheme Booklet, the following conditions precedent have been satisfied:

(a) **Independent Expert:** the Independent Expert has given a report to ABB Grain that in its opinion the Scheme is fair and reasonable and therefore in the best interests of ABB Grain Shareholders, in the absence of a superior proposal (see Section 8 of Part B of this Scheme Booklet for a copy of the report);

(b) **FIRB:** on 24 June 2009, the Foreign Investment Review Board notified Viterra Australia in writing that there are no objections in terms of the foreign investment policy of the Australian government to the acquisition by Viterra Australia of the ABB Grain Shares under the Scheme;

(c) **OIO:** on 22 July 2009, the Overseas Investment Office of New Zealand provided its consent under the *Overseas Investment Act 1973* (NZ) and its regulations in respect of the acquisition of the ABB Grain Shares by Viterra Australia under the Scheme; and

(d) **Quotation of Viterra Shares:** the Viterra Shares to be issued under the Scheme have been approved for listing on the TSX, subject only to the satisfaction of customary listing conditions and to the Scheme becoming Effective.

If any of the remaining conditions are not satisfied or waived by the time specified for their satisfaction or if there is an omission or occurrence which will prevent a condition from being satisfied by the time so specified or, if no date is specified, by the End Date, ABB Grain and Viterra will consult in good faith with a view to determining whether:

(a) the Scheme may proceed by way of alternative means or methods;

(b) to extend the relevant time or date for satisfaction of the condition;

(c) to change the date of the Second Court Hearing; or

(d) to extend the End Date.

If the non-satisfaction of a condition is due to a final regulatory decision not having been made by a governmental agency or there being a temporary or preliminary restraining order or injunction preventing any aspect of the Scheme, the parties have agreed that the period for satisfying the condition may be extended at the election of either of them, provided that any such extension(s) do not result in the Second Court Hearing falling on a date later than the date that is 10 Business Days before the End Date.

If the non-satisfaction of a condition is due to any other reason and ABB Grain and Viterra cannot reach agreement regarding an appropriate course of action following the consultation process described above, either of them may, provided the condition is for their benefit or is a non-waivable condition, terminate the Implementation Agreement.

As at the date of lodgement of this Scheme Booklet with ASIC for registration, neither ABB Grain nor Viterra is aware of any circumstances which would cause the outstanding conditions not to be satisfied or waived in accordance with the terms of the Implementation Agreement.

1. Implementation of the Scheme continued

1.5 Agreement by ABB Grain Shareholders

Upon the Scheme becoming Effective, each ABB Grain Shareholder as at the Scheme Record Date:

(a) agrees to transfer its ABB Grain Shares to Viterra Australia in accordance with the Scheme;

(b) agrees to any variation, cancellation or modification of the rights attached to their ABB Grain Shares constituted by or resulting from the Scheme;

(c) who is issued Viterra Shares under the Scheme, agrees to become a shareholder of Viterra in respect of those Viterra Shares and to be bound by the articles and by-laws of Viterra;

(d) who is issued Viterra CDIs under the Scheme, agrees to be become a holder of those Viterra CDIs; and

(e) who is an Ineligible Foreign ABB Grain Shareholder, or has elected to receive Maximum Cash Consideration and has further elected or been deemed to have further elected for their Scrip Consideration to be sold under the Cash Out Facility, agrees and acknowledges that the payment to it of its pro rata share of the proceeds of the Cash Out Facility constitutes the satisfaction in full of its entitlement in and to any Scrip Consideration component of the Scheme Consideration.

1.6 Foreign ABB Grain Shareholders

(a) General

Restrictions in certain foreign countries may make it impractical or unlawful for Viterra Scrip to be offered or issued under the Scheme to ABB Grain Shareholders located in those countries, or for ABB Grain Shareholders located in those countries to receive Viterra Scrip under the Scheme.

Any ABB Grain Shareholder, other than a Qualified Investor, whose address in the ABB Grain Register is outside of Australia and its external territories, New Zealand and the United States will be an "**Ineligible Foreign ABB Grain Shareholder**" for the purposes of the Scheme, unless ABB Grain and Viterra are satisfied, acting reasonably, that the laws of all relevant jurisdictions permit the issue of Viterra Scrip to the shareholder under the Scheme either unconditionally or after compliance with requirements that are not unduly onerous.

ABB Grain and Viterra have agreed that Qualified Investors (meaning either a HK Qualified Investor or a UK Qualified Investor) will not be Ineligible Foreign ABB Grain Shareholders for the purposes of the Scheme.

Ineligible Foreign ABB Grain Shareholders will not be entitled to make any Election for Scheme Consideration. They will be deemed to have elected to receive the Standard Consideration alternative in respect of each ABB Grain Share held by them at the Scheme Record Date. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be dealt with under the Cash Out Facility. Further information regarding the Cash Out Facility is set out in Section 5.9 of Part B of this Scheme Booklet and the detailed provisions governing the Cash Out Facility are set out in clause 5.7 of the Scheme.

Subject to the foregoing, this Scheme Booklet and the Scheme do not, either individually or in combination, constitute any offer or invitation to issue or sell any securities in ABB Grain or Viterra to any person in any jurisdiction outside of Australia and its external territories, New Zealand and the United States.

This Scheme Booklet has been prepared having regard to applicable Australian disclosure requirements. These requirements may be different to those in other jurisdictions.

ABB Grain Shareholders who are not Australian tax residents or who are liable for tax outside of Australia should seek specific tax advice in relation to the Australian and overseas tax consequences of the transactions contemplated by this Scheme Booklet.

(b) ABB Grain Shareholders resident in New Zealand

The Viterra Shares and Viterra CDIs to be issued under the Scheme will be issued to New Zealand resident ABB Grain Shareholders in reliance on the *Securities Act (Overseas Companies) Exemption Notice 2002* (NZ). This Scheme Booklet is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the *Securities Act 1978* (NZ) (or any other relevant New Zealand law). This Scheme Booklet may not contain all the information that a prospectus or investment statement is required to contain under New Zealand law.

The issue of Viterra Shares and Viterra CDIs will be done in the manner specified in this Scheme Booklet, as prescribed by the laws of Australia and Canada and by the Deed Poll entered into by Viterra and Viterra Australia. Viterra may not be subject in all respects to New Zealand law and the obligations in the Deed Poll concerning the issue of Viterra Shares and Viterra CDIs may not be enforceable in New Zealand courts.

In addition to the other risk factors specified in Section 7 of Part B of this Scheme Booklet, investing in Viterra Scrip may involve currency risk for New Zealand investors and will have New Zealand tax implications which are not set out in the Tax Opinion contained in Section 10 of Part B of this Scheme Booklet. New Zealand investors should seek their own advice and satisfy themselves as to the New Zealand tax implications of participating in the Scheme.

Viterra is not, and will not be, listed on the New Zealand Stock Exchange, and investors may not have access to information in the same way as they would if it were so listed. ABB Grain is not currently listed on the New Zealand Stock Exchange.

(c) ABB Grain Shareholders resident in the United States

ABB Grain and Viterra intend to rely on an exemption from the registration requirements of the US Securities Act of 1933 (**US Securities Act**) provided by section 3(a)(10) of the US Securities Act in connection with the issue of Scrip Consideration under the Scheme. Approval of the Scheme by the Court will be relied upon by ABB Grain and Viterra for the purposes of qualifying for the section 3(a)(10) exemption.

ABB Grain Shareholders located in the United States should note that the Scheme is made in accordance with the laws of Australia. This Scheme Booklet is subject to disclosure requirements of Australia that are different from those of the United States. For example, the financial statements included in this Scheme Booklet have been prepared in accordance with A-IFRS and C-GAAP and may not be comparable to the financial statements of United States companies prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws, since Viterra is located in Canada, and some or all of its officers and directors are residents of Canada. You may not be able to sue Viterra or its officers or directors in Canada for violations of United States securities laws. It may be difficult to compel Viterra and its affiliates to subject themselves to a United States court's judgement.

This Scheme Booklet has not been filed with or reviewed by the United States Securities Exchange Commission or any United States state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

The shares to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act or the securities laws of any United States state or other jurisdiction.

1.7 Warranties by ABB Grain Shareholders

The Scheme provides that each ABB Grain Shareholder at the Scheme Record Date is deemed to have warranted to Viterra and Viterra Australia, and appointed and authorised ABB Grain as its attorney and agent to warrant to Viterra and Viterra Australia, that:

(a) their ABB Grain Shares will, at the date of transfer of them to Viterra Australia, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, including any restrictions on transfer; and

(b) they have full power and capacity to sell and to transfer their ABB Grain Shares to Viterra Australia under the Scheme.

1. Implementation of the Scheme continued

1.8 Exclusivity arrangements

Under the Implementation Agreement, ABB Grain has agreed to "no-shop" and "no-talk" restrictions. These restrictions apply to ABB Grain from the date of the Implementation Agreement until the first to occur of:

(a) the termination of the Implementation Agreement;

(b) the Implementation Date (which is currently expected to be 23 September 2009); and

(c) the End Date,

(**Exclusivity Period**).

Under the no-shop restriction, during the Exclusivity Period, ABB Grain must ensure that neither it, nor any of its representatives, directly or indirectly solicits, encourages, invites or initiates any offer, response, expression of interest or proposal from any person in relation to a Competing Proposal.

Under the no-talk restriction, during the Exclusivity Period, ABB Grain must not and must ensure that each of its representatives does not enter into, continue or participate in negotiations or discussions with, or provide due diligence information to, any person regarding or in connection with a Competing Proposal.

In addition, if ABB Grain or, so far as it is aware, any of its representatives is approached (directly or indirectly) during the Exclusivity Period by any person to engage in any activity, or take any other action, that would breach ABB Grain's obligations under the no-shop and no-talk restrictions, ABB Grain must promptly inform Viterra in writing of the fact of that approach.

The no-talk restriction does not apply to the extent that it would prevent any action by or on behalf of ABB Grain to respond to any bona fide approach by a third party in respect of a Competing Proposal not solicited in breach of the no-shop restriction if, after consultation with ABB Grain's financial advisers and receiving written legal advice from external legal advisers, the ABB Grain Board believes in good faith and acting reasonably that:

(a) the Competing Proposal is or is capable of becoming a Superior Proposal; and

(b) failure to take such action would involve, or would be likely to involve, a breach of the duties of the ABB Grain Directors.

If ABB Grain or any of its representatives takes any action during the Exclusivity Period in reliance on this exception to the no-talk restriction, ABB Grain must promptly inform Viterra in writing of that fact.

Further, before the ABB Grain Board publicly recommends any superior proposal during the Exclusivity Period, ABB Grain must:

(a) notify Viterra in writing of the detailed terms of the superior proposal (to the extent those terms have been made available to ABB Grain) and the identity of the person or persons who have made the superior proposal; and

(b) provide Viterra with at least 72 hours in which to negotiate amendments to the Implementation Agreement and the Scheme for the purpose of making the Scheme a superior transaction to the superior proposal.

1.9 Break fees

Under the Implementation Agreement, ABB Grain and Viterra acknowledge that, if the Scheme is not implemented, both parties will incur significant costs.

In these circumstances, ABB Grain and Viterra have agreed that provision be made for the following break fee payments, which they acknowledge are (in each case) an amount appropriate to compensate the other party for their reasonable external and internal costs and opportunity costs in connection with the Scheme.

Viterra has agreed to pay ABB Grain $16 million (exclusive of GST) if:

(a) Viterra or Viterra Australia is in material breach of any provision of the Implementation Agreement (including a material breach of a representation or warranty given by Viterra or Viterra Australia); or

(b) a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced, which Competing Proposal the Viterra Board has approved or recommended (whether such approval or recommendation occurs at the time of termination by ABB Grain as referred to below or subsequently),

and the Implementation Agreement is terminated in accordance with its terms.

Further, Viterra has agreed to pay ABB Grain $10 million (exclusive of GST) if:

(a) a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced which is not approved or recommended by the Viterra Board; and

(b) the Implementation Agreement is terminated by ABB Grain, provided that ABB Grain gave Viterra at least five Business Days' prior written notice of its intention to exercise that right of termination (and ABB Grain consulted with Viterra in respect of the Competing Proposal during that five Business Day period).

If the Viterra Board subsequently approves or recommends the Competing Proposal, the $16 million break fee will become payable under the Implementation Agreement. In that event, Viterra will be entitled to set off against the $16 million break fee the amount of the $10 million break fee referred to above (if it has already been paid by Viterra by that point).

ABB Grain has agreed to pay Viterra $16 million (exclusive of GST), if:

(a) ABB Grain is in material breach of any provision of the Implementation Agreement (including a material breach of a representation or warranty given by ABB Grain);

(b) any ABB Grain Director adversely changes (including by attaching any qualifications to) or withdraws his recommendation that the Scheme is in the best interests of ABB Grain Shareholders or makes any public statement that he has qualified, adversely changed or withdrawn his recommendation that the Scheme is in the best interests of ABB Grain Shareholders, other than in circumstances where:

(i) the Scheme is not implemented by the End Date;

(i) a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced;

(iii) either Viterra or Viterra Australia is in material breach of any provision of the Implementation Agreement (including a material breach of a representation or warranty given by Viterra or Viterra Australia); or

(iv) the Independent Expert concludes (whether in its original or any subsequent opinion) that the Scheme is not in the best interests of ABB Grain Shareholders other than because of the existence of a Superior Proposal; or

(c) the ABB Grain Board recommends a Competing Proposal,

and the Implementation Agreement is terminated in accordance with its terms. The break fee is not payable merely because ABB Grain Shareholders do not approve the Scheme.

1.10 Termination of the Implementation Agreement

Either ABB Grain or Viterra may terminate the Implementation Agreement by notice in writing to the other:

(a) in the circumstances summarised in Section 1.4 above (relating to the non-satisfaction of a condition precedent);

(b) before 5.00pm on the Business Day before the Second Court Date, if the other party is in material breach of any provision of the Implementation Agreement (**defaulting party**) and the non-defaulting party has given prompt written notice to the defaulting party setting out the breach and, if the breach is capable of remedy, the breach is not remedied within five Business Days (or such shorter period ending at 5.00pm on the Business Day before the Second Court Date) of the defaulting party receiving such notice;

(c) before 5.00pm on the Business Day before the Second Court Date, if the Scheme or the Constitutional Amendment is not approved by the requisite majorities of ABB Grain Shareholders required under the Corporations Act; or

(d) if the Scheme has not been implemented by the End Date.

1. Implementation of the Scheme continued

Further, ABB Grain may terminate the Implementation Agreement by notice in writing to Viterra:

(a) before 5.00pm on the Business Day before the Second Court Date, if the Independent Expert concludes (whether in its original or any subsequent opinion) that the Scheme is not in the best interests of ABB Grain Shareholders, provided that, where the Independent Expert reaches such a conclusion because of the existence of a Superior Proposal, ABB Grain gave Viterra details (to the extent it is aware of them) regarding the Superior Proposal at least 72 hours prior to exercising its right of termination;

(b) before 5.00pm on the Business Day before the Second Court Date, if a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced, provided that if that Competing Proposal is not approved or recommended by the Viterra Board, ABB Grain gave Viterra at least five Business Days' prior written notice of its intention to exercise its right of termination (and ABB Grain consulted with Viterra in respect of the Competing Proposal during that five Business Day period); or

(c) before 5.00pm on the Business Day before the Second Court Date, if the ABB Grain Board, in good faith and acting reasonably, publicly recommends a Superior Proposal, provided that ABB Grain gave Viterra the details (to the extent it is aware of them) regarding the Superior Proposal at least 72 hours prior to exercising its right of termination.

Viterra may also terminate the Implementation Agreement by notice in writing to ABB Grain before 8.00am on the Second Court Date, if any of the ABB Grain Directors:

(a) adversely changes (including by attaching any qualifications to) or withdraws his recommendation that the Scheme is in the best interests of ABB Grain Shareholders or makes any public statement that he has qualified, adversely changed or withdrawn his recommendation that the Scheme is in the best interests of ABB Grain Shareholders; or

(b) recommends a Competing Proposal.

If the Implementation Agreement is terminated, ABB Grain, Viterra and Viterra Australia will no longer be obliged to proceed with the Scheme.

1.11 If the Scheme does not proceed

If the Scheme does not proceed (e.g. because the Scheme or the Constitutional Amendment is not approved by ABB Grain Shareholders or the approval of the Court is not obtained at the Second Court Hearing or the Implementation Agreement is terminated):

(a) ABB Grain Shareholders will continue to hold their ABB Grain Shares and the rights of ABB Grain Shareholders will not change;

(b) the Constitutional Amendment will not take effect and the ABB Grain Constitution will not change; and

(c) ABB Grain will continue to operate as an independent entity listed on the ASX.

Other potential consequences, including negative consequences, if the Scheme does not proceed are summarised in Section 3.12 of Part A of this Scheme Booklet.

Information about ABB Grain



2

2. Information about ABB Grain

2.1 Background

ABB Grain is a leading Australian agri-business with an integrated business approach and international focus. ABB Grain's diversified operations encompass the entire supply chain. ABB Grain's core business divisions include supply chain operations, grain marketing, malt and rural services. ABB Grain employs more than 1,100 permanent staff.

Production	Storage	Logistics	Marketing	Processors
• Grower payment & services • Accumulation • Fertiliser • R&D • Agchem • Seeds	• Storgage & Handling SA/VIC/NSW (ABA 50% share) • Containers Prograin • Minerals	• Land and sea transport of bulk grains	• Domestic & international marketing • Livestock & wool	• Malt production (Joe White Maltings) • Processing • NZ feed processing

2.2 Overview of ABB Grain

(a) Background: the Australian grain industry

The Australian grain industry has experienced significant changes in recent years. These include:

- a strong increase in global prices for cereal grains over the past four years. A decrease in global stocks of wheat and barley in the five years to 2008 of between 6.6% and 7.9% per annum has seen an increase in global prices;[6]
- the effects of drought on seasonal production;
- fluctuations in commodity prices and currency exchange rates; and
- legislative changes, most notably the removal of the wheat and barley single desks for exports.

Global demand for grains has continued to grow due to an increased demand for livestock feed, biofuel production and changing diets in rapidly developing countries, such as in parts of Asia. Global demand for core commodities is predicted to increase by 20% over the next 10 years and much of this growth is expected to come from Asia. Currently, around 80% (4.05 million tonnes)[7] of wheat exports from Australia are destined for Asia and the Middle East. Australian net trade (domestic and export) is forecast to grow from 12.9 million tonnes in 2008/2009 by a further 37% (4.8 million tonnes)[8] by 2019.

The grains industry continues to play an important role within the Australian agriculture sector. Grain production currently accounts for approximately 34.6% of total agricultural output and 16.7% of total agricultural exports. The latter figure is expected to grow to 23.7% for the 2008/2009 harvest. The industry has also continued to grow, in spite of recent difficulties, and recorded an annualised rate of growth of 1.5% per annum over the five years to June 2009.[9]

As a result of recent regulatory changes, grain companies are now able to trade both domestically and for export, enabling them to offer a wider range of services to growers. The new environment is much more competitive and provides opportunities for new local and international players. Continued rationalisation within the industry is expected and will increase the industry's exposure to globalisation.

6 IBISWorld Industry Report, 11 November 2008, Cereal Grain Wholesaling in Australia: F4512, © 2009.

7 Australian Export Wheat Commission (http://www.wea.gov.au/Archived/Publications/Annual%20Reports/2007-2008%20Annual%20Report.pdf).

8 FAPRI 2009 US and World Agricultural Outlook (http://www.fapri.iastate.edu/outlook/2009/tables/8WheatTables.xls).

9 IBISWorld Industry Report, 11 November 2008, Cereal Grain Wholesaling in Australia: F4512, © 2009.

In New Zealand, the dairy industry is one of the country's largest industries and is the country's number one export earner. Exports of dairy products account for 21.6% of total merchandise exports and are valued at NZ$9.3 billion.[10] An increased yield of milk production per cow is predicted over the next four years, forecast to be around 3% per year.[11] The increased efficiency will lead to increased production, and therefore increased exports to a world with an increased demand. ABB Grain has positioned itself to become a market leader in ruminant feed sales in New Zealand through the recent purchases of feed milling and processing companies PCL Feeds Ltd (**PCL**), NZ Grain and Seeds Ltd (**TAG**) and NRM Ltd (**NRM**). ABB Grain now has a significant presence in New Zealand across the supply chain – from marketing and accumulation to storage and freight, to the production and sale of end products.

(b) A brief history

ABB Grain traces its origins to the Australian Barley Board, which was established during the early months of the Second World War under the *National Security Act 1939* (Cth). Wartime conditions convinced the Commonwealth government of the need to have a single authority to take charge of Australia's barley crop.

Australian Barley Board



1939 Australian Barley Board created
1942 Operations restricted to SA and Victoria
1947 Responsibility from Federal to State Government
1998 Government decides to privatise
1999 Privatisation – maket capital A$35m
2002 ASX Listing and A$22m captial raising
2003 ABB acquires Jossco
2004 ABB acquires Professional Grain Services
ABB acquires Direct Fertiliser
ABB acquires Adelaide Wool
Redemption of A-Class shares
Acquires Wardle Co
Establishes Ukraine joint venture
Acquires Stawool
New Zealand expansion
Aquires NRM (NZ)
Admission to the S&P/ASX 100
2004
2006
2008
ABB
ABB merges with AusBulk and United Grower Holdings (incl. Joe White Maltings)
2004
2007
2009
2002 Acquired Adelaide Malting Co and Joe White Maltings
2000 SACBH demutualised → AusBulk and United Grower Holdings Ltd
1999 Grain marketing and Australian Bulk Alliance investment
1998 Acquisition of bulk loading plants
1954 AusBulk formed as SACBH
Rural Services Division formed
Capital Raising (A$187m)
Acquires PCL, TAG (NZ)

AusBulk

In December 1942, new regulations restricted the Australian Barley Board's activities to South Australia and Victoria and, in 1947, responsibility for the Australian Barley Board moved from federal to state government responsibility under the *Barley Marketing Acts* of South Australia and Victoria.

In 1998, the Victorian and South Australian governments decided to privatise the Australian Barley Board and a restructuring process resulted in the creation of ABB Grain and its wholly owned subsidiary, ABB Grain Export Ltd, on 1 July 1999. ABB Grain Export Ltd was specifically established for the management of regulated barley pools. While these pools are no longer regulated, ABB Grain Export Ltd continues to manage ABB Grain's pool offerings.

10 Global New Zealand: December 2008, Statistics New Zealand (http://www.stats.govt.nz/products-and-services/global-new-zealand/2008/key-points-dec08.htm).

11 Situation and Outlook for New Zealand Agriculture and Forestry, Ministry of Agriculture and Forestry, August 2008 (http://www.maf.govt.nz/mafnet/rural-nz/statistics-and-forecasts/sonzaf/2008/2008-sonzaf.pdf).

2. Information about ABB Grain continued

ABB Grain took the form of a public company with a dual class share structure consisting of A class shares issued to growers who had delivered grain to the Australian Barley Board prior to privatisation and B class shares available to be held by investors generally. The A class shares had the right to appoint a majority of directors and were intended to give growers oversight of ABB Grain while it held the single desk for barley trading.

Following privatisation, ABB Grain commenced expansion of its Australian operations by purchasing grain from growers in New South Wales and Queensland for both the domestic and export markets. This program accelerated in 2003 with the purchase of the Sydney based Jossco group of companies. Jossco's network in New South Wales, Queensland and New Zealand broadened both ABB Grain's operating area and the range of agricultural commodities traded, for both export and import.

In early 2004 ABB Grain purchased Professional Grain Services Pty Ltd (**Prograin**), a business specialising in the bagging and containerisation of agricultural commodities.

On 27 September 2004, ABB Grain merged with AusBulk Ltd (**AusBulk**) (including Joe White Maltings Pty Ltd (**Joe White Maltings**) and United Grower Holdings Ltd). AusBulk was formed in 1954 as South Australian Co-operative Bulk Handling Limited (**SACBH**) and was responsible for South Australia's transition from bag to bulk handling of grain. SACBH was incorporated as a co-operative company. In 2000, the members of SACBH demutualised the company to form the operating company AusBulk. AusBulk's core business was the storage and handling of grain and other bulk commodities. AusBulk expanded its business in the years before the merger with ABB Grain, to include grain marketing, grain processing (malt and grain cleaning), logistics and containerisation. AusBulk owned and operated the network of country silos and export shipping terminals in South Australia. It also owned Joe White Maltings from 2002.

As a result of the deregulation of the Australian barley market and the abolition of the barley single desk in 2007, ABB Grain proposed the replacement of its dual class share structure.

On 31 July 2007, ABB Grain's A class shareholders voted to redeem their A class shares, following which ABB Grain adopted a new constitution that provided for a single class share structure.

ABB Grain has pursued a disciplined growth strategy over a number of years, resulting in recent overseas investments. These have included investments in New Zealand centred on agri-feed production and supply, and in the Ukraine as part of a joint venture focused on sourcing and marketing of locally grown commodities.

ABB Grain's New Zealand operations have grown to include sites across most of the North Island and considerable expansion in the South Island. ABB Grain has significant control across the supply chain – from marketing and accumulation to storage and freight, to the production and sale of end products. In early 2009, ABB Grain acquired NRM, New Zealand's largest and most experienced stock feed manufacturer for $31.7 million. Other recent acquisitions have included PCL, an animal nutrition feed products manufacturer for $3.0 million, and TAG, one of New Zealand's two largest maize dryers for $5.2 million. ABB Grain also has strategically established state of the art storage facilities at New Plymouth, Mount Maunganui and South Auckland. A feed mill is also being built at South Auckland.

ABB Grain's expanded presence in Europe through New World Grain, its Ukrainian joint venture project with French agro-industrial group Soufflet, is designed to increase ABB Grain's grain marketing ability year round. ABB Grain invested $2.9 million for its 50% share in New World Grain. New World Grain buys wheat, barley, corn and rapeseed from local growers, giving ABB Grain's grain marketing division the ability to supply northern hemisphere grain from key export locations to a range of customers.

ABB Grain also has a presence in Asia through an office in Beijing, China, and an agent in India.

ABB Grain reports its operating results in four segments: supply chain, malt manufacture, grain marketing and rural services.


ABB
Supply Chain
$36.1m
23%
Malt Manufacture
(Joe White Maltings)
$66.2m
42%
Grain Marketing
$42m
27%
Rural Services
$12.8m
8%

Note: ABB Grain business unit EBITDA contribution, 12 months ended 30 September 2008. Corporate expenses excluded.

The following information explains the operations of each of these business units in detail.

(c) Business Units

Supply Chain

ABB Grain is the main storage and handling company in South Australia with 9.5 million tonnes of storage spread across 106 storage sites, with another two sites in Victoria. ABB Grain is the sole owner of bulk export terminals in South Australia with seven terminals. An eighth terminal, of world class standards, has recently been built at Outer Harbor in South Australia and is expected to be commissioned in the second half of 2009. This $147 million facility has the capacity to fully load Panamax-size vessels and part load Cape-size vessels, speeding up vessel turnaround time and providing cost savings to all users of the port, including ABB Grain. It will also enable ABB Grain to provide its own customers with commodities in a more cost effective manner. ABB Grain also has an interest in eight sites on Australia's east coast through Australian Bulk Alliance, a joint venture between ABB Grain and the Japanese trading house Sumitomo.

ABB Grain has strengthened its rail freight capabilities through a five year agreement with rail operator Genesee & Wyoming Australia to utilise rail networks throughout South Australia. The agreement was signed in late 2008.

ABB Grain manages its shipping program through its wholly owned subsidiary Southern Wharf Services Pty Ltd. Southern Wharf Services provides ship owners and shippers with bulk shipping services across Australian ports.

ABB Grain specialises in container packing operations through its subsidiary, Prograin. With five fully equipped containerising sites strategically located around Australia, Prograin has the capacity to pack 30,000 containers (in excess of 700,000 tonnes) of grain and other commodities. Prograin also provides clients with a full range of machine cleaning, grading and bagging options. Imported protein meals and other commodities are also a major part of Prograin's activities, with tonnages handled in 2009 likely to exceed 200,000 tonnes.

When the $90 million Prograin and Joe White Maltings new malt house and grain container packing facility at Minto, New South Wales, is completed, which is currently scheduled for March 2011, it is estimated that the initial packing capacity of 12,000 containers per annum will be achieved in the short term. The Minto site has a direct rail link to the Sydney container terminal at Port Botany and will feature centralised management, administration, stock control along with Australian Quarantine and Inspection Service accreditation.

Malt Manufacture (Joe White Maltings)

Joe White Maltings is the pre-eminent maltster in Australia and one of the top ten sales maltsters in the world. With eight malting plants across Australia, Joe White Maltings has the capacity to produce more than 500,000 tonnes of malt per year. Joe White Maltings exports about 80% of all the malt it produces into countries such as Singapore, Japan, Thailand, Vietnam, Korea, Indonesia, Cambodia, Papua New Guinea, Philippines, eastern Russia and Nepal.

2. Information about ABB Grain continued

Australia is in an ideal position to capitalise on freight advantages with its proximity to the growing Asian markets.

As part of its continued growth, Joe White Maltings is building its ninth malt house at Minto in south west Sydney. This site will have an annual capacity of 110,000 tonnes, increasing Joe White Maltings' total production capacity to 610,000 tonnes per year. This site will also feature a grain container packing and handling capacity, increasing the activities of Prograin. ABB Grain recently received development approval for its Minto development. Construction of the new malt house and grain container packing facility is currently scheduled to commence in August 2009 and is currently scheduled for completion in March 2011. ABB Grain has also entered into a long term agreement with the Macarthur International Shipping Terminal Group which will provide logistics services for grain delivered into the malt house and grain container packing facility and, after processing, logistic services for delivery to Port Botany.

Grain Marketing
ABB Grain has been in the grains business for 70 years and has vast experience in exporting grains and other commodities to dozens of countries and diverse cultures. ABB Grain has long been Australia's largest barley exporter but today is a significant marketer of a range of commodities such as wheat, sorghum, palm kernel expeller, canola, cottonseed and pulses.

Grain accumulated and marketed by ABB Grain is exported to more than 40 countries around the world. The Middle East has been and continues to be a strong trading destination. ABB Grain is also active in moving third origin grain, enabling it to supply grain to customers year round. Examples of ABB Grain's third origin trading include importing palm kernel expeller from Indonesia and Malaysia into Australia and New Zealand; trading Black Sea (Russian and Ukrainian) barley into the Middle East; United States and Canadian wheat into New Zealand; United States cottonseed to Japan and Korea; and importing soymeal from South America and the United States into Australia and New Zealand.

ABB Grain's customer-centric culture means it actively engages with its customers to ensure they are provided with the quality and quantity of grain they require, when they require it.

ABB Grain's grain marketing division also involves a national accumulation team that sources grain from all grain growing regions across Australia. ABB Grain's team of grain accumulators enables it to strategically source grain direct from growers via a suite of grain marketing products and is an integral part of ABB Grain's grower interface model.

ABB Grain's integrated business model also enables it to source grain to supply its processing operations, such as its malting and feed milling activities.

Rural Services
ABB Grain's rural services division sells a range of agricultural inputs, including fertiliser, agchem and general merchandise, through Wardle Co in South Australia and New South Wales and provides services including wool broking, private treaty wool trading, international livestock marketing and wool export. This division also includes real estate through Wardle Co and financial services and insurance. The introduction of this division in 2006 enables ABB Grain to leverage its existing strong relationships with growers.

2.3 Directors and executive management

The names and particulars of the directors of ABB Grain are:

Non-executive directors

P R (Perry) Gunner *(BAgSc, Grad Dip Bus Admin)*
Perry Gunner was appointed to the ABB Grain Board and as Chairman on 27 September 2004. He is the chair of the Board Nomination Committee and a member of the Board Remuneration Committee. He is also Chairman of Australian Bulk Alliance, the joint venture between ABB Grain and Sumitomo. Prior to his appointment, Perry was Deputy Chairman of AusBulk (1997–2004).

Perry is and has served as a director of a number of public companies, holding current positions of Chairman of Freedom Nutritional Foods Ltd and a director of Australian Vintage Ltd. He was previously Chairman and Chief Executive of Orlando Wyndham and was responsible for the international development of the Jacobs Creek wine brand. He is also a former President of the Winemakers Federation of Australia. Perry has a property at Meningie that produces branded beef (Coorong Angus) and branded lamb (Pure Suffolk) and incorporates a feedlot.

M F (Max) Venning *(MAICD)*
A grower from Bute in South Australia, Max Venning was appointed to the ABB Grain Board on 27 September 2004 and has been the Deputy Chairman since 24 February 2006. He is chair of the Grower Links Committee and a member of the Board Nomination Committee. Max was a previous director of AusBulk and United Grower Holdings Ltd (2002–2004) and was Chairman of AusBulk in 2004.

Max is heavily involved in the local community, serving on Kadina's Farm Shed Museum and Tourism Centre Committee of Management, and the Bute Sporting Club Management Committee. He has an intimate knowledge of the grain industry and is an active member of the Crop Science Society.

P W (Paul) Daniel *(FAICD)*
A grower from Balaklava in South Australia, Paul Daniel was appointed to the ABB Grain Board on 24 February 2006. He is a member of the Board Finance and Audit Committee and the Grower Links Committee.

In addition to his farming experience, Paul has also completed the Urrbrae Certificate in Agriculture.

Paul was a founding director of Direct Fertilizers Ltd (1997–2004), which was purchased by ABB Grain in 2004. In that time, Direct Fertilizers Ltd grew to achieve a turnover of $36 million annually, imported 90,000 tonnes of high analysis fertiliser through Port Adelaide, Port Lincoln and Geelong, paid out over $2 million in rebates and turned a profit in every year of operation.

T M (Trevor) Day *(MAICD)*
A grower from Riverton in South Australia, Trevor Day was appointed to the ABB Grain Board on 30 October 1999. He is the chair of the Board Remuneration Committee, and member of the Board Nomination Committee. Trevor was a previous director of the Australian Barley Board (1993–1999) and Chairman (1999–2004) of ABB Grain prior to its merger with AusBulk in 2004.

Trevor has been active for many years in national and state farm organisations, including chairing the National Oilseeds and Pulses Committee and serving on Grains Council of Australia committees. He has served on the South Australian Farmers Federations Oilseeds and Pulses Committee (including time as chair) and the Cereals Committee. Trevor was a founding director of the South Australian Pea Growers Co-operative, with past directorships including Pea & Grain Exporters Australia Pty Ltd and Pulse Australia Limited.

Trevor was a Nuffield Scholar in 1984, studying co-operatives, marketing and pulses in the United Kingdom, Europe, the United States and Canada, and is a current director of Macaw Creek Wines Pty Ltd.

K G (Kevin) Osborn *(FAICD, FPNA)*
Kevin Osborn is a non-executive director of ABB Grain where he is the chair of the Board Finance and Audit Committee as well as a member of the Board Risk and Remuneration Committees. Kevin is Deputy Chairman of Bendigo and Adelaide Bank Limited where he chairs the Credit Committee and is a member of the Audit and Risk Committees. Kevin is also Deputy Chairman of the South Australian Economic Development Board, a member of the SA Major Projects Board and Chairman of the Adelaide Desalination Cross Agency Steering Group.

Kevin had a 30 year career in international financial markets where he held various global senior management positions with the United States' then fourth largest banking corporation, Bank One, which is now part of J.P. Morgan. At Bank One, Kevin was Regional Chief Executive responsible for Australia, New Zealand and Singapore.

Kevin's early executive responsibilities included Chief Financial Officer of the Michell Group and Chief Executive Officer of their merchant banking interests.

Kevin has previously served as a non-executive director of the American Chamber of Commerce in Australia.

R M (Ross) Johns *(FAICD)*
A grower from Warracknabeal, Victoria, Ross Johns was appointed to the ABB Grain Board in September 1999. He is a member of the Corporate Risk and Compliance Committee and Grower Links Committee.

He is a previous director of the Australian Barley Board (1993–1996) and a previous board member of Grains Research and Development Corporation from October 2002 to September 2008. He was Deputy Chairman of the corporation from October 2002 to 2008.

T J (Timothy) Ryan *(MAgrSc, PhD, FAICD)*
Dr Timothy Ryan was appointed to the ABB Grain Board in 1999, and is the chair of the Board Corporate Risk and Compliance Committee and a member of the Board Finance and Audit Committee. He is a previous director of the Australian Barley Board (1996–1999).

Tim is the managing director of Timothy J Ryan and Associates Pty Ltd, a boutique firm providing specialised advice to major agri-business companies, industry associations, governments and individuals and which holds an Australian Financial Services Licence.

He has over 30 years' experience in international grain marketing, policy and risk management and is highly experienced in change management. Tim spent his formative years on a farm in north eastern Victoria and, after studying and working overseas, held a number of executive positions in commodity marketing and administration. These included postings in the United Kingdom and United States and the holding of seats on the Chicago and Kansas City Boards of Trade and provided considerable experience in dealing with governments both within and outside Australia.

2. Information about ABB Grain continued

Executive management

The names and particulars of the executive management of ABB Grain are:

K R (Kingsley) David
Chief Financial Officer

Kingsley David is a Fellow of CPA Australia (FCPA) with over 20 years' experience in finance, the last nine with ABB Grain (and previously AusBulk). He has been Chief Financial Officer for the past two years, and previously Deputy Chief Financial Officer and held various divisional Chief Financial Officer roles. His previous experience includes 12 years with Santos Limited, where he progressed to senior finance positions.

The Chief Financial Officer position is responsible for the financial strategy, operations, control and risk management of the ABB Grain Group in pursuing its objectives. Kingsley's experience at ABB Grain has seen significant growth and international expansion, and various merger and acquisition activities, including demutualisation of AusBulk, the takeover of Joe White Maltings and the merger of ABB Grain and AusBulk. During his tenure, ABB Grain has developed a strong financial position despite the recent global financial crisis and has progressed into the S&P/ASX 100 index.

G (Gary) Hughes
General Manager – Joe White Maltings

Gary Hughes has responsibility for Joe White Maltings' eight production plants and overall quality management across Australia. Originally from New Zealand, he joined Adelaide Malting in 1987 and briefly ran its laboratory. Between 1988 and 1994, Gary moved into research and development works for both Adelaide Malting and Coopers Brewery. During this time, he was based at the University of South Australia's Applied Chemistry and Food Science department. In 1994, he became Technical Manager and in 1996, was promoted to Plant and Technical Manager. This involved supporting domestic and export clients and commissioning plant expansions within the Cavan malt facility. With the merger of Joe White Maltings and Adelaide Malting Co Pty Ltd, he was promoted to General Manager, Operations. Gary's title has recently been changed to General Manager Joe White Maltings, better reflecting the broad range of responsibilities he has as head of Joe White Maltings for ABB Grain.

Gary has a Bachelor of Science from the University of Canterbury, New Zealand with majors in Botany and Zoology, a Graduate Diploma of Malting and Brewing from Ballarat University, and a Professional Certificate of Management from the University of Adelaide, which was followed by a Masters of Business Administration also from the University of Adelaide.

He completed the Australian Institute of Company Directors course in 2008. Gary is a member of the Australian Institute of Food Science and Technology and the Asia Pacific Region of the Institute & Guild of Brewing. He is currently a director of Barley Australia.

P E (Peter) Jones
General Manager Marketing

Peter Jones joined ABB Grain in 2005, previously holding senior roles in agricultural companies. He has extensive trading, derivatives, chartering and international logistics experience.

Peter's managerial role sees him responsible for the trading and commodity marketing operations of the company, the sales of malt and the supply of barley to Joe White Maltings, containers, shipping and chartering, as well as grain accumulation and pool management. It also encompasses container and bulk operations.

S (Simon) McNair
General Manager – Australian Bulk Alliance

As General Manager of Australian Bulk Alliance, Simon is responsible for overseeing the company's eight storage and handling sites across the eastern states of Australia and the bulk export terminal at the Port of Melbourne. Simon has held this position since 2005 and was previously General Manager Domestic Barley for ABB Grain. Simon was previously responsible for the grain trading and logistics operations of ABB Grain while General Manager Operations in 2003 and 2004 and General Manager Commercial from 1999 to 2003. He was State Manager Victoria for the Australian Barley Board from 1990 to 1999. He also held manager and research positions with the Grain Elevators Board of Victoria from 1985 to 1990.

Simon was Chairman of Graintrust Pty Ltd, a seed commercialisation joint venture, until its purchase by ABB Grain in late 2006. He is a member of the Australian Institute of Company Directors. Simon has a Bachelor of Agricultural Science from Melbourne University and completed the Australian Institute of Company Directors course in 2005.

T J (Terry) O'Connor
General Manager New Zealand

Terry O'Connor joined ABB Grain in 2003 after ABB Grain's acquisition of Jossco Australia Pty Limited, where he held various positions including Chief Operating Officer, Country Manager, Managing Director and director of Jossco NZ Limited and Chief Operating Officer and director of Jossco Australia Pty Limited. Terry has been involved in the agri-industry for almost 30 years and his experience has been primarily on importing and exporting to and from Australasia to destinations around the world.

Terry has since been instrumental in the company's integration following the merger of ABB Grain and AusBulk in 2004, as Integration Manager, and then Corporate Services Manager.

Terry is responsible for managing the New Zealand operations and providing business opportunities resulting in sustained growth for ABB Grain.

S D (Steven) Read
General Manager Rural Services

Prior to joining ABB Grain in 2006, Steven Read held senior positions in a number of significant Australian agricultural companies. He has more than 20 years' experience in rural services networks and the processing and marketing of agricultural products on domestic and international markets. Steven has held directorship positions with organisations involved in activities ranging from wool broking, handling, testing trading, processing and research in Germany, Italy, China, New Zealand and Australia.

Steven heads ABB Grain's Rural Services division, focusing on business development in non-grain rural sectors. It covers the provision of farm inputs such as fertiliser, agchem and general merchandise, insurance, wool and livestock marketing to domestic and international markets.

A (Ashley) Roff
Company Secretary and Legal Counsel

Ashley Roff is the Company Secretary and Legal Counsel for ABB Grain. He has over 15 years' experience as a company secretary, in industries as diverse as banking, fruit juice manufacture and marketing, internet marketing and bulk commodity storage and logistics, and he holds a Master of Laws from Sydney University.

Ashley joined AusBulk in 2000 and has had legal and governance responsibility for a number of complicated corporate actions including:

- the demutualisation of SACBH;
- the public takeover of Joe White Maltings;
- the merger of AusBulk and ABB Grain;
- the unification of the ABB Grain dual class of shares; and
- ABB Grain's $187 million international capital raising.

In early 2008, ABB Grain established the Office of Governance and Sustainability and Ashley is responsible for the development of strategies to address ABB Grain's key long term sustainability issues.

Ashley's work in corporate governance was recognised when he became the inaugural winner of Chartered Secretaries Australia's national award: 2007 Corporate Governance Professional of the Year for a company outside the ASX 100.

Ashley is responsible for providing general legal counsel to the ABB Grain Board and corporate and commercial legal advice and other legal advice to ABB Grain's business units.

G J (Gary) Spiel
Executive Manager Corporate & Business Development

Gary Spiel commenced with ABB Grain in August 2005 after holding the positions of Group Adviser for Prima Ltd, Managing Director for Agriway Pty Ltd and advisor for Worldwide Trading Ltd, while based in Singapore.

Prior to this he held the position of General Manager, Marketing and Operations, for the Australian Barley Board (1997–2001). Gary has also held directorships on various Boards, most recently with Barley Australia and New World Grain, as well as Chief Executive Officer of Wheat Australia, utilising over 30 years' experience in the international agri-business industry, which included senior management positions in statutory authorities, trading corporations and agri-business processing companies, both domestically and internationally.

Gary's current role in corporate and business development focuses on the growth of the existing functions of the business and analysis of new business opportunities and operations including merger and acquisition activities. He manages corporate activity within ABB Grain, including human resources, corporate affairs, investor relations, ABB Grain's international offices (operations) and ABB Grain's seed division.

2. Information about ABB Grain continued

J P (John) Warda
Executive Manager Group Operations

It is now almost 35 years since John Warda began his career in agri-business, sweeping floors in South Australia's Port Adelaide grain terminal. However, since that modest beginning, John has carved out a successful career in the Australian grain industry and become one of its most prominent supply chain experts.

Rising through the ranks of SACBH and its corporatised successor AusBulk – John has witnessed rapid corporate growth, a major grain industry merger and extensive company diversification.

Drawing upon a lifetime's experience in storage, logistics and shipping, John now is Executive Manager Group Operations with ABB Grain. In this challenging position he is responsible for ABB Grain's entire storage and handling and supply chain activities (including shipping to dozens of international destinations), malt manufacturing division, Joe White Maltings, and container packing subsidiary Prograin.

John is also a director on the Board of Australian Bulk Alliance, ABB Grain's storage and handling joint venture with Sumitomo Corporation. He is also a director of ABB Grain's new feed milling operations in New Zealand, PCL, TAG and NRM.

B (Bohdan) Wojewidka
Executive Manager Business Process and Information Systems

Bohdan Wojewidka joined ABB Grain in October 2007 as Senior Manager Supply Chain/Logistics, before moving to the role of Executive Manager Business Process and Information Systems in December 2007.

He is highly experienced in managing information systems and technology functions in large organisations, with a focus on business process improvement and system implementation. Bohdan joined ABB Grain from the mining sector where he was Executive General Manager Information and Communications Technology for Newmont Australia Ltd. In 2005, Bohdan was seconded from Newmont Australia Ltd to the South Australian Chamber of Mines and Energy where he held the role of Deputy Chief Executive.

Bohdan's role encompasses the strategic development and implementation of ABB Grain's information systems and eBusiness operations, management of ABB Grain's continuous improvement program and development and implementation of business processes, SAP and technology infrastructure.

2.4 ABB Grain financial overview

Sections 2.4 to 2.8 set out summary historical financial information in relation to ABB Grain. The summary historical financial information has been extracted from ABB Grain's audited financial statements for the financial years ended 30 September 2006, 30 September 2007 and 30 September 2008 and from ABB Grain's half yearly report to 31 March 2009. ABB Grain's summary historical financial information is based on A-IFRS and does not take account of the effects of the Scheme.

The financial information contained in Sections 2.5 to 2.7 below is presented in an abbreviated form insofar as it does not include all of the disclosures, statements or comparative information as required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Copies of the relevant annual and half year reports from which the following historical financial information has been extracted can be found on ABB Grain's website at www.abb.com.au. The annual and half year reports contain details of ABB Grain's accounting policies and in each case detailed discussion and analysis by ABB Grain's management of the financial results for the relevant period. Shareholders without internet access can obtain copies of these reports by contacting ABB Grain directly.

2.5 ABB Grain income statements

Set out below are ABB Grain's consolidated income statements for the six months ended 31 March 2009 and for the financial years ended 30 September 2008, 30 September 2007 and 30 September 2006. All amounts disclosed are presented in Australian dollars and rounded to the nearest hundred thousand dollars, except earnings per share which are disclosed in cents.

	Consolidated			
	6 months ended 31 Mar 2009 A$ million	12 months ended 30 Sep 2008 A$ million	12 months ended 30 Sep 2007 A$ million	12 months ended 30 Sep 2006 A$ million
Revenue	1,382.9	2,238.2	1,516.7	1,152.0
Other income (including fair value gains/(losses))	(20.2)	23.0	(46.5)	48.7
Share of profits/(losses) of associates and jointly controlled entities	(4.5)	(2.2)	(0.6)	1.1
Reversal of impairment of non-current assets	–	–	0.6	–
Changes in inventories	162.9	(3.4)	(39.5)	79.0
Cost of grain and commodities sold	(1,141.8)	(1,629.3)	(992.6)	(812.2)
Employee benefits expense	(58.2)	(95.3)	(73.6)	(84.7)
Depreciation and amortisation expense	(17.7)	(31.6)	(30.8)	(29.1)
Transport and handling charges	(189.3)	(276.8)	(202.8)	(147.6)
Finance costs	(17.6)	(48.2)	(31.3)	(27.3)
Other expenses	(56.7)	(103.5)	(88.7)	(84.8)
Profit/(loss) before tax	39.8	70.9	10.9	95.1
Income tax expense	(10.1)	(22.1)	(3.6)	(28.4)
Profit/(loss) for the financial period attributable to members of ABB Grain	29.7	48.8	7.3	66.7
Earnings per share				
From continuing operations:				
Basic (cents per share)	17.3	31.2	4.9	47.1
Diluted (cents per share)	17.2	31.2	4.9	47.1

2. Information about ABB Grain continued

2.6 ABB Grain balance sheets

Set out below are ABB Grain's consolidated balance sheets as at 31 March 2009, 30 September 2008, 30 September 2007 and 30 September 2006. All amounts disclosed are presented in Australian dollars and are rounded to the nearest hundred thousand dollars.

	Consolidated			
	As at 31 Mar 2009 A$ million	As at 30 Sep 2008 A$ million	As at 30 Sep 2007 A$ million	As at 30 Sep 2006 A$ million
Current assets				
Cash and cash equivalents	57.2	32.1	12.1	24.7
Trade and other receivables	311.4	301.3	256.3	202.0
Inventories	490.6	326.2	343.3	300.8
Other financial assets	57.3	134.3	432.7	108.8
Current tax asset	–	–	–	10.2
Non-current asset classified as held for sale	–	–	–	1.1
Total current assets	916.5	793.9	1,044.4	647.6
Non-current assets				
Trade and other receivables	9.5	10.5	13.1	13.3
Investments accounted for using the equity method	–	3.5	0.1	0.3
Other financial assets	2.3	2.4	2.4	2.4
Deferred tax assets	0.3	–	–	–
Property, plant and equipment	665.7	634.3	554.1	522.1
Intangibles	400.5	365.1	357.1	354.2
Total non-current assets	1,078.3	1,015.8	926.8	892.3
Total assets	1,994.8	1,809.7	1,971.2	1,539.9
Current liabilities				
Trade and other payables	92.0	142.5	97.4	81.2
Borrowings	359.4	93.1	141.6	269.5
Other financial liabilities	45.4	105.9	484.8	124.7
Provisions	18.9	13.9	12.1	12.2
Current tax liabilities	0.6	9.9	11.6	–
Other	38.2	7.3	1.0	1.9
Total current liabilities	554.5	372.6	748.5	489.5
Non-current liabilities				
Borrowings	302.2	300.8	300.0	140.0
Deferred tax liabilities	14.0	24.3	22.4	29.6
Provisions	1.3	1.1	1.0	0.7
Total non-current liabilities	317.5	326.2	323.4	170.3
Total liabilities	872.0	698.8	1,071.9	659.8
Net assets	1,122.8	1,110.9	899.3	880.1
Equity				
Issued capital	1,019.9	1,009.5	808.9	776.3
Reserves	(14.5)	(10.3)	9.5	(0.4)
Retained earnings	117.4	111.7	80.9	104.2
Total equity	1,122.8	1,110.9	899.3	880.1

2.7 ABB Grain statements of cash flows

Set out below are ABB Grain's consolidated statements of cash flows for the six months ended 31 March 2009 and financial years ended 30 September 2008, 30 September 2007 and 30 September 2006. All amounts disclosed are presented in Australian dollars and rounded to the nearest hundred thousand dollars.

	Consolidated			
	6 months ended 31 Mar 2009 A$ million	12 months ended 30 Sep 2008 A$ million	12 months ended 30 Sep 2007 A$ million	12 months ended 30 Sep 2006 A$ million
Cash flows from operating activities				
Receipts from customers (and on behalf of grain pools)	1,455.2	2,432.9	1,625.4	1,704.9
Payments to suppliers and employees (and on behalf of grain pools)	(1,555.2)	(2,366.6)	(1,587.2)	(1,792.0)
Interest and other costs of finance paid	(22.5)	(57.2)	(36.7)	(28.1)
Interest received	3.0	9.4	12.5	8.7
Income taxes refund/(paid)	(27.7)	(14.2)	8.5	(0.9)
Net cash provided by/(used in) operating activities	(147.2)	4.3	22.5	(107.4)
Cash flows from investing activities				
Dividends received	0.6	0.2	0.3	0.3
Payments for property, plant and equipment	(47.5)	(97.6)	(60.8)	(75.1)
Proceeds from sale of property, plant and equipment	0.2	0.2	1.1	–
Payments for investments	–	(3.0)	–	–
Payments for businesses	(33.9)	(16.4)	(9.1)	–
Net cash used in investing activities	(80.6)	(116.6)	(68.5)	(74.8)
Cash flows from financing activities				
Proceeds from issues of equity securities	–	194.8	20.8	4.5
Payment for share issue costs	–	(4.0)	(0.6)	(0.2)
Net drawdowns/(repayments) of borrowings	267.7	(47.7)	32.1	186.8
Dividends paid	(14.8)	(10.8)	(18.9)	(7.5)
Net cash provided by financing activities	252.9	132.3	33.4	183.6
Net increase/(decrease) in cash and cash equivalents	25.1	20.0	(12.6)	1.4
Cash and cash equivalents at the beginning of the financial period	32.1	12.1	24.7	23.3
Cash and cash equivalents at the end of the financial period	57.2	32.1	12.1	24.7

2. Information about ABB Grain continued

2.8 Management discussion and analysis of financial performance for the most recent full and half year reporting periods

Full year ended 30 September 2008

ABB Grain recorded a net profit after tax of $48.8 million for the financial year ended 30 September 2008, up $41.5 million on the year ended 30 September 2007, reflecting the impact of higher 2007/2008 season grain receivals and higher grain and malt margins.

Grain receivals into the storage and handling network of 3.5 million tonnes for the 2007/2008 season represented a significant increase (up 94%) on the 1.8 million tonnes received in the previous season; however, this was still below normal season receivals due to continuing drought conditions in South Australia.

Global grain and malt prices and margins continued to be high throughout 2008, the effect of which was reflected in strong grain marketing and malt earnings. ABB Grain also continued to diversify its grain marketing operations with containerised wheat export (following deregulation), new operations in the Ukraine, and expanded operations in New Zealand. ABB Grain was also granted an Australia based bulk wheat export accreditation.

	Revenue from operations		Earnings before interest and income tax		Profit before income tax	
Business division	2008 $ million	2007 $ million	2008 $ million	2007 $ million	2008 $ million	2007 $ million
Supply Chain	140.8	100.2	15.8	7.4	16.4	7.5
Grain Marketing	1,695.5	1,168.6	65.9	10.3	35.1	(10.4)
Malt Manufacture	321.3	250.5	35.8	29.5	34.3	30.0
Rural Services	332.5	164.6	12.0	5.2	3.9	1.0
Other	(251.9)	(167.2)	(19.8)	(17.3)	(18.8)	(17.2)
Total	**2,238.2**	**1,516.7**	**109.7**	**35.1**	**70.9**	**10.9**
Income tax expense					(22.1)	(3.6)
Net profit attributable to the members of ABB Grain Ltd					**48.8**	**7.3**

Revenue

Revenue of $2,238.2 million for the year ended 30 September 2008 was $721.5 million (or 48%) higher than the previous year. This increase represented higher grain marketing volumes, strong grain and malt prices and the first full year of operations of the rural services division (up 102%).

Net profit

Net profit after income tax of $48.8 million for the year ended 30 September 2008 was $41.5 million (or 568%) higher than the previous year. Profit before income tax of $70.9 million was $60.0 million (or 550%) higher than the previous year. These considerable increases were the result of improved performance across all business divisions, in particular grain marketing due to higher volumes marketed and higher margins for both grain marketing and malt manufacture.

Also contributing to the improved result were the acquisitions of New Zealand based PCL and TAG.

Supply Chain profit before income tax of $16.4 million was $8.9 million higher than the previous year, reflecting significantly higher harvest receivals of 3.5 million tonnes compared to 1.8 million tonnes in the 2006/2007 season and continued cost containment plan accompanied by a new pricing structure. Non grain handling receivals of 2.7 million tonnes for the year also contributed to the improved result.

Grain Marketing profit before tax of $35.1 million was $45.5 million higher than the previous year, reflecting higher volumes and higher gross margins. Prudent risk management and strong customer relationships assisted the grain marketing division achieve an excellent result. Grain volumes marketed of 4.4 million tonnes were 13% higher than the previous year, reflecting increased international marketing activity in part as a result of ABB Grain's operations in the Ukraine and New Zealand.

Malt Manufacture profit before income tax of $34.3 million was $4.3 million higher than the previous year driven by higher malt margins.

Sales of 463,000 tonnes were down 8% on the previous year as a result of ABB Grain's Perth malt plant's temporary suspension of operations due to a gas pipeline rupture in Western Australia.

Rural Services profit before income tax of $3.9 million was $2.9 million higher than the previous year reflecting the first full year of operations, improved fertiliser margins and contributions from newly acquired businesses.

The rural services division continued to expand with growth in the wool, fertiliser and live export businesses, and the acquisitions of Stawool in Western Australia and Bagnell & Gordon on the Eyre Peninsula in South Australia. The primary activity of Stawool is wool broking, marketing and financing services. The primary activities of Bagnell & Gordon are livestock and real estate services.

Other the loss before income tax of $18.8 million was $1.6 million higher than the previous year loss, and includes other business operations, corporate expenses and elimination of intersegment transactions and balances. Corporate expenses that can be directly attributed to individual business divisions are allocated to those divisions accordingly.

Half year ended 31 March 2009

For the most recent half year, ABB Grain recorded an underlying net profit after tax of $30.6 million which was $3.0 million (or 9%) down on the previous half year ended 31 March 2008. This result was affected by the write down of stock values and losses incurred in the fertiliser business of $9.8 million after tax due to a significant fall in global fertiliser prices.

After net one off items of $0.9 million loss, net profit after tax was $29.7 million, down $3.9 million (or 12%) on the previous half year. One off items comprised merger and acquisition costs in relation to the abandoned proposed merger of ABB Grain with AWB Limited, employee termination payments, and income tax benefit from a prior year.

Grain receivals into the storage and handling network of 3.9 million tonnes for the 2008/2009 season represented an increase of 11% on the 3.5 million tonnes received in the previous season; however, this was still below normal receival expectations, due to continuing drought conditions.

	Revenue from operations		Earnings before interest and income tax		Profit before income tax	
	Half year ended		Half year ended		Half year ended	
	31 Mar 2009 $ million	31 Mar 2008 $ million	31 Mar 2009 $ million	31 Mar 2008 $ million	31 Mar 2009 $ million	31 Mar 2008 $ million
Business division						
Supply Chain	150.7	80.4	43.1	25.0	42.3	25.1
Grain Marketing	1,108.0	886.9	30.2	35.9	16.0	19.9
Malt Manufacture	178.8	157.0	11.5	20.0	9.9	17.6
Rural Services	126.2	126.3	(12.6)	(0.1)	(15.8)	(3.5)
Other	(180.8)	(142.8)	(12.3)	(10.7)	(7.2)	(10.1)
Underlying total	**1,382.9**	**1,107.8**	**59.9**	**70.1**	**45.2**	**49.0**
Income tax expense					(14.6)	(15.4)
Underlying NPAT					**30.6**	**33.6**
One-off items						
Merger and acquisition costs			(4.0)	–	(4.0)	–
Employee termination payments			(1.4)	–	(1.4)	–
Income tax expense on above			–	–	1.6	–
Income tax benefit from prior years			–	–	2.9	–
Net one-off items after income tax expense			**(5.4)**	**–**	**(0.9)**	**–**
Net profit					**29.7**	**33.6**

2. Information about ABB Grain continued

Revenue
Revenue of $1,382.9 million for the half year ended 31 March 2009 was $275.1 million (or 25%) higher than the previous corresponding half year reflecting higher grain marketing volumes, higher grain receivals and higher malt prices.

Underlying net profit
Underlying net profit after income tax before net one off items of $30.6 million for the half year ended 31 March 2009 was $3.0 million (or 9%) lower than the previous half year ended 31 March 2008. Underlying profit before income tax of $45.2 million was $3.8 million (or 8%) lower than the previous half year. These decreases were principally due to fertiliser stock values write downs and losses in the rural services business.

Supply Chain underlying profit before income tax of $42.3 million was $17.2 million or 69% higher than the previous half year principally due to higher receivals, increased storage and handling prices and continued cost containment.

Grain receivals of 3.9 million tonnes for the 2008/2009 season were up 11% on the previous season receivals of 3.5 million tonnes. This was still below a normal season's receivals due to continuing drought conditions.

Storage and handling prices were increased 11% for the 2008/2009 season.

Costs continued to be tightly managed in the 2009 half year with the closure of 30 sites (compared to 21 sites closed in the prior half year). Eighty four percent of grain receivals were delivered into 42 major strategic sites and terminals.

Earnings continued to be further diversified with 1.3 million tonnes of non-grain commodities (including salt, gypsum, mineral sands and dolomite) handled at ABB Grain ports in the half year.

The New Zealand supply chain business continued to expand in the first half of the financial year through the operations of TAG and PCL, which were acquired in 2008. In March 2009, the NRM feed business was acquired for $33.9 million.

Grain Marketing underlying profit before income tax of $16.0 million was $3.9 million (or 20%) lower than the previous half year. Grain volumes marketed of 3.0 million tonnes represented an increase of 25% on the previous half year reflecting increased international marketing activity. Global grain prices declined and stabilised in the first half of 2009. While lower margins were achieved in the 2009 first half year, returns on capital employed have increased. Prudent risk management practices continued along with restrictions on working capital usage.

Malt Manufacture underlying profit before income tax of $9.9 million was $7.7 million (or 44%) lower than the previous half year. Sales deliveries of 240,000 tonnes were marginally lower than the previous half year. ABB Grain's earnings for the half year for malt manufacture were impacted by higher energy and transportation costs and foreign exchange volatility.

Rural Services underlying loss before income tax of $15.8 million was $12.3 million (or 351%) higher than the previous half year loss. The fertiliser business recorded a $14.0 million loss, including a write down in the value of stocks, due to a 70% fall in global fertiliser (MAP and DAP) prices in Australian dollar terms. New fertiliser purchases were trading profitably. In addition, earnings were impacted by slow sales in farm inputs, including fertiliser, agricultural chemicals and rural merchandise, due to adverse climatic conditions. Fertiliser sales deliveries increased since the half year with the commencement of seasonal rains and seeding. The wool export business performed strongly with gains in market share.

Other the underlying loss before income tax of $7.2 million was $2.9 million (or 29%) lower than the previous half year loss principally due to lower interest expenses with lower interest rates. Other includes other businesses, corporate expenses, corporate interest and the elimination of intersegment transactions and balances. Corporate expenses that can be directly attributed to individual business divisions are allocated to those divisions accordingly.

2.9 Material changes in financial position and other developments since 31 March 2009

Dividends
On 30 June 2009, ABB Grain paid a fully franked interim cash dividend of $0.10 per ABB Grain Share to all ABB Grain Shareholders on the ABB Grain Register as at 16 June 2009.

On 24 July 2009, the ABB Grain Board determined to pay the ABB Grain Special Dividend to ABB Grain Shareholders on the Dividend Record Date, conditional on implementation of the Scheme. Payment of the ABB Grain Special Dividend will be funded from funds drawn down under ABB Grain's syndicated debt facility.

The total amount of the ABB Grain Special Dividend will be $70.8 million. A restatement of the ABB Grain Group's historical consolidated financial statements as at 30 April 2009 as though the ABB Grain Special Dividend was paid on this date, would have resulted in net assets of $1,052.0 million. The impact of the ABB Grain Special Dividend at 30 April 2009 would have increased the gearing ratio from 35% to 39%. The anticipated financial position of ABB Grain

following a payment of the ABB Grain Special Dividend indicates that it will be able to meet its financial commitments in the ordinary course.

The ABB Grain Special Dividend will be paid regardless of an ABB Grain Shareholder's choice of Scheme Consideration.

Wheat Exports Australia accreditation process – ACCC access undertaking approval

Under section 24 of the *Wheat Export Marketing Act 2008* (Cth), in order for ABB Grain to be accredited as a bulk wheat exporter after 30 September 2009, the ACCC must approve an access undertaking in relation to ABB Grain's port terminal services (or grain export facilities). The access undertaking must allow "fair and transparent" access by other wheat exporters to ABB Grain's grain export facilities.

ABB Grain submitted a draft access undertaking to the ACCC on 16 April 2009, and the ACCC has been undertaking consultation, including issuing an issues paper (dated 29 April 2009) and receiving and considering submissions, as well as seeking further information and submissions from ABB Grain.

The ACCC's indicative timeline (as set out in its issues paper) is for a draft decision in relation to the draft undertaking to be issued by 31 July 2009, following which the ACCC is expected to consider submissions in response to the draft decision and issue a final decision by 30 September 2009. If the ACCC's draft decision is to not accept ABB Grain's draft undertaking, ABB Grain will have the opportunity to withdraw the draft undertaking and submit a new draft undertaking which in turn will be the subject of public submissions and a final decision of the ACCC by 30 September 2009.

Further information relating to the undertaking approval process is available on the ACCC's website, www.accc.gov.au.

Grain Australia

ABB Grain and ABB Grain Export Ltd (together **ABB**) are parties to a Joint Marketing Agreement with Grain Pool Pty Ltd (**Grain Pool**) dated 23 October 2001 relating to joint marketing of barley. Among other things, the Joint Marketing Agreement provides for the adjustment of returns between ABB and Grain Pool based on an agreed procedure that has been followed by both parties for some time.

On 30 April 2009 ABB Grain issued an invoice to Grain Pool in accordance with the Joint Marketing Agreement and the previous practices of the parties for US$21,351,714.23 plus GST. This adjustment was the subject of an audit and certification by PricewaterhouseCoopers in accordance with the provisions of the Joint Marketing Agreement.

Grain Pool has indicated to ABB that it disputes the basis of calculation of the invoice. ABB Grain believes that it is entitled to payment of the invoice without adjustment, deduction or set off, and that Grain Pool's claims to the contrary are without merit. ABB Grain intends to pursue payment of the invoice by all available means.

On 17 July 2009, ABB Grain commenced proceedings in the Supreme Court of South Australia to recover the amount owing.

Revised earnings guidance

On 19 May 2009, ABB Grain announced to the ASX revised normalised earnings guidance for the financial year ending 30 September 2009 of $53–$63 million. On 7 July 2009, ABB Grain announced to the ASX further revised normalised earnings guidance for the financial year ending 30 September 2009 of $43–$53 million.

Retirement of Managing Director

On 30 June 2009, ABB Grain announced to the ASX that it was negotiating the terms of an extension of the Managing Director, Mr Michael Iwaniw's employment, pending the approval of the Scheme. Mr Iwaniw's previous service agreement expired on 1 July 2009 and it was Mr Iwaniw's stated intention to retire on this date.

On 28 July 2009, ABB Grain announced that Mr Iwaniw would retire as Managing Director at the end of July 2009. The announcement stated that during the period up to Scheme Meeting, an Executive Committee comprising of Terry O'Connor (as Acting Chief Operating Officer) and Chief Financial Officer, Kingsley David, will manage ABB Grain and will report to a sub-committee of the ABB Grain Board comprising Perry Gunner (Chairman) and Kevin Osborn.

Mr Iwaniw also resigned as a director of ABB Grain on 29 July 2009.

In accordance with Mr Iwaniw's previous contract of employment, which ABB Grain announced on 30 June 2009 would continue to apply to his employment as appropriate, Mr Iwaniw will be provided with a termination benefit two times his deemed salary for superannuation purposes (which termination benefit has previously been disclosed in ABB Grain's Remuneration Report) upon cessation of his employment.

Mr Iwaniw will also be paid unpaid salary up to the date of his cessation, pay in lieu of notice, his statutory leave entitlements and a 2% salary increase to apply from 1 July 2009. Also, the Company will transfer to Mr Iwaniw ownership of the two motor vehicles that form part of his remuneration package, as provided for under his services agreement.

2. Information about ABB Grain continued

Mr Iwaniw is also entitled to a pro rated payment under ABB Grain's short term incentive scheme in relation to the expired portion of the current financial year and payment of his long term incentive.

Full details of these payments will be released to the ASX at the time of determination and payment.

Other material matters
Except as disclosed above, there have been no material changes to the financial position of ABB Grain since 31 March 2009.

Except as disclosed above, as at the date of this Scheme Booklet, ABB Grain is not involved in and, to the best of its knowledge, is not party to, any material litigation.

2.10 Capital structure and ownership

As at the date of this Scheme Booklet, ABB Grain had 172,802,130 fully paid ordinary shares on issue held by approximately 21,000 shareholders and 936,740 options on issue held by members of ABB Grain's executive management team.

2.11 ASIC and ASX lodgements and disclosures

ABB Grain is a disclosing entity for the purposes of the Corporations Act and as such is subject to continuous reporting and disclosure obligations. Specifically, as an ASX-listed company, ABB Grain is subject to the ASX Listing Rules which require it (subject to certain exceptions) to notify the ASX immediately of any information of which it becomes aware concerning ABB Grain that a reasonable person would expect to have a material effect on the price or value of its shares. The following table summarises key announcements made by ABB Grain in the period since 31 March 2009 (being the end of ABB Grain's financial half year):

Date	Announcement
28 July 2009	■ Managing Director to retire
7 July 2009	■ Letter to growers
7 July 2009	■ Revised earnings guidance
3 July 2009	■ Viterra and ABB Grain to implement grain volume insurance
30 June 2009	■ Extension of Mr Michael Iwaniw's employment arrangements
25 June 2009	■ Update on Foreign Investment Review Board process
19 June 2009	■ ABB Grain receives 'green light' to start at Minto
2 June 2009	■ Update on ACCC process
20 May 2009	■ Viterra Implementation Agreement and ABB Grain–Viterra investor presentation ■ ABB's half year results for 2009 and half year results briefing to 31 March 2009 and revised earnings guidance ■ Statement regarding resignation of Dr Andrew Barr
19 May 2009	■ ABB half year 4D statement ■ Viterra agreement to combine operations
8 May 2009	■ ABB Grain successfully extends debt facility
30 April 2009	■ Viterra to issue subscription receipts
28 April 2009	■ ABB Grain – Viterra announcement

The disclosures made by ABB Grain to the ASX are available for inspection at the ASX during normal business hours or from the ASX's website at www.asx.com.au. Further announcements concerning material developments in relation to ABB Grain will continue to be available on that website after the date of this Scheme Booklet.

In addition, ABB Grain is required to lodge annual and half yearly financial reports with ASIC. Copies of these and other documents lodged with ASIC by ABB Grain may be obtained from, or inspected at, an ASIC office. Copies of ABB Grain's annual and half yearly financial reports may also be obtained from ABB Grain's website at www.abb.com.au.

Information about Viterra



3

3. Information about Viterra

3.1 Background and business overview

Viterra is one of Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, a growing number of operations in the United States and international offices in Tokyo, Singapore and Geneva. Viterra's core businesses include grain handling and marketing, agri-products sales and services, agri-food processing, livestock feed and services and financial products. Viterra also participates in fertiliser manufacturing through its 34% ownership in Canadian Fertilizers Limited (**CFL**) and oat and malt processing through Can-Oat Milling (**Can-Oat**) and its 42.38% ownership interest in Prairie Malt Limited (**Prairie Malt**), respectively. Viterra is also involved in other commodity related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies, which allow Viterra to leverage its pivotal position between Canadian farmers and destination customers around the world.

VITERRA

Grain Handling and Marketing	Agri-Products	Agri-Food Processing	Livestock Feed and Services	Financial Products
EBITDA: C$274 million	EBITDA: C$219 million	EBITDA: C$23 million	EBITDA: C$5 million	EBITDA: C$12 million
• Contract, market and transport grain from Western Canadian producers to consumptive customers • Provide value-added services to producers including cleaning, drying, blending and storage of grain	• Manufacture, distribute and retail crop inputs and supplies to producers, including seed, crop protection products, fertiliser and equipment	• Further manufacturing of bulk grains • Can-Oat • 42.38% joint ownership in Prairie Malt • Associated Proteins, canola crush	• Livestock feed manufacturing with six feed mills and two pre-mix sites in Western Canada • Six feed mill locations in south central United States operated by Unifeed Hi-Pro Inc.	• Provides credit services to customers of the Agri-products and Livestock Services segments in partnership with a Canadian financial institution


R&D


Origination
Fertiliser
Barley Malting
Export Capacity
Retail
Oat Milling
Feed Processing
Financial Products

Note: LTM EBITDA excludes C$81 million in corporate expenses. For the 12 months ended 30 April 2009.

The following diagram highlights Viterra's extensive operations throughout Western Canada, with an integrated pipeline from farm customer to ultimate destination customers around the world. Complementing Viterra's vast origination, retail and processing network across the Canadian Prairie provinces are export terminals in Vancouver and Prince Rupert on the west coast, and Thunder Bay on the Great Lakes, with access to the eastern seaboard, and marketing operations in Japan, Singapore and Geneva.

Viterra Pipeline


British Columbia
• 2 Port Locations
• 2 Grain Elevators
• 2 Retails
• 1 Feed Mill
Alberta
• 22 Grain Elevators
• 6 Special Crop Plants
• 73 Retails
• 34% Ownership in a Fertiliser Manufacturer
• 1 Fertiliser Warehousing and Distribution
• 3 Feed Mills
• 1 Oat Mill
Saskatchewan
• 47 Grain Elevators
• 50% Ownership in 2 Grain Elevators
• 3 Special Crop Plants
• 130 Retails
• 1 R&D Unit
• 1 Oat Mill
• 42.38% Ownership in a Malt Plant
• Supplier to 2 Ethanol Plants
Manitoba
• 14 Grain Elevators
• 1 Special Crop Plant
• 48 Retails
• 2 Feed Mills
• 1 Oat Mill
Prince Rupert
• 58.5% Ownership
• 210,000 Tonne Capacity
Vancouver
• 2 Port Facilities
• 51% of Total Port Capacity
• 482,000 Tonne Capacity
Japan
• XCAN Far East 100% Ownership
United States
• 2 Special Crop Plants
• 6 Feed Mill Locations
Singapore
• Trading Office
Thunder Bay
• 52% of Total Port Capacity
• 593,000 Tonne Capacity
• 3 Port Facilities
Geneva
• Trading Office

Viterra is a corporation incorporated under the laws of Canada and has shares listed on the TSX, trading under the symbol "VT". Set out below, is a summary of the Viterra corporate structure showing parent entity and major subsidiary and ownership interest entities holding key assets.


VITERRA
100%
Grain Handling and Marketing
Agri-Products
Agri-Food Processing
Livestock Feed and Services
Financial Products
58.5%
34%
42.38%
100%
Prince Rupert Grain Consortium
Canadian Fertilizers Limited
Prairie Malt Limited
Unifeed Hi-Pro Inc.

Viterra was created as a farmer co-operative called the Saskatchewan Wheat Pool (**the Pool**) in 1924, pursuant to a private act of the Saskatchewan legislature. Following agreement of its members, the Pool's share capital was converted into class A voting shares and class B non-voting shares in July 1994 and the class B shares commenced trading on the TSX in April 1996. On 31 March 2005, the Pool became a federal corporation governed by the CBCA with one class of publicly traded shares. As a result, *The Saskatchewan Wheat Pool Act, 1995* (the legislation governing the Pool at the time) no longer applied and was subsequently repealed. On 29 May 2007, the Pool acquired United Grain Growers Limited, operating as Agricore United, and subsequently changed its name to Viterra in March 2008.

3. Information about Viterra continued

Co-operatives


Co-operatives
Historical
Saskatchewan Wheat Pool
Alberta Wheat Pool
Manitoba Pool Elevators
United Grain Growers
1990s
Saskatchewan Wheat Pool
Agricore
United Grain Growers
2000s
Saskatchewan Wheat Pool
VITERRA
Agricore United
2007

3.2 Canadian market overview

Canada is a significant producer and exporter of grains, with about 14% of the world wheat trade for the 2007/2008 year. Canada is the world's second largest exporter of grains and oilseeds, with the bulk of production in Western Canada, which is the region in which Viterra operates. Over the 10 crop years ended 31 July 2008, 94% of Canada's average production (49.7 million metric tonnes) of the six major grains (wheat, barley, canola, oats, flax and peas) came from this region.

Western Canadian Production of Six Major Grains – for the periods ended 31 July (in '000,000 of metric tonnes)

Source: Statistics Canada, Field Crop Reporting Series, Vol. 87, No. 8


49
53
51
39
30
45
51
53
47
46
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008

A high proportion of Western Canadian wheat is exported, and it is marketed in a regulated fashion. Once Western Canadian wheat is delivered by producers to a grain silo (also referred to as a grain storage facility and known in Canada as an elevator) the wheat becomes the property of the CWB, which is a single desk seller for Western Canadian wheat and barley.

There is no single desk seller for Eastern Canadian wheat. Eastern Canadian wheat is marketed by private trading companies and the Ontario Wheat Producers Marketing Board.

(a) Western Canadian grain handling and marketing industry

Typically, about 64% (or 30 to 32 million tonnes) of total Canadian production, in addition to a variety of other specialty crops, is delivered by farmers to the country (primary) silos of grain handling companies such as Viterra. Of this amount, about 76%, or 24 million tonnes, is exported by rail or ocean going vessels through several Canadian ports and the St Lawrence Seaway. The remainder of the grain is sold by producers to domestic millers, maltsters, crushers or feed manufacturers, is used on farm or is placed into farm storage.

Canadian Production of Six Major Grains vs Exports – for the periods ended 31 July (in '000,000 of metric tonnes)

Source: Statistics Canada, Field Crop Reporting Series, Vol. 87, No. 8 and Canadian Grain Commission, "Exports of Canadian Grain" July 2008


Production
Exports
21
25
25
21
13
23
21
26
28
28
FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08

Canadian grain exports have averaged approximately 23% of global exports dating back to the 1999/2000 crop year.

World Grain Exports Market Share[12]

Source: Food and Agricultural Policy Research Institute (**FAPRI**): US and World Agricultural Outlook 2009.


%
Canada
Australia
US
CIS
EU
100
80
60
40
20
0
99/00 00/01 01/02 02/03 03/04 04/05 05/06 06/07 07/08

When export grain is unloaded at the port terminal, it is weighed and inspected and an official weight and grade is assessed by the Canadian Grain Commission (**CGC**). It is also cleaned to export standard, if necessary, and is stored until it is transported to end use customers. If the grain is shipped for export direct from a country silo, it is similarly cleaned then weighed and inspected by the CGC. The certificate for Western Canadian grain issued for each shipment of grain is internationally recognised and accepted as the CGC's guarantee of grain quality and quantity.

(i) Canadian Wheat Board (CWB)

The principal mandate of the CWB is to market in an orderly manner, in domestic and export trade, wheat and barley grown in Western Canada. The precise role of the CWB varies by commodity and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of Western Canadian wheat used for human consumption and barley used for malting purposes. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally canola, peas, oats, flax, rye, domestically consumed feed barley and feed wheat, and other special crops) are known as "open market grains".

12 Includes wheat, barley and canola exports and excludes Argentinian Latin American trade.

3. Information about Viterra continued

The CWB arranges the sale of Board Grains to domestic and international customers, either directly or through an accredited exporter such as Viterra. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains are available for the purchaser at an agreed upon location.

Board Grains represent about 50% of Viterra's total grain volume handled. Prices for Board Grains and payment arrangements are determined by the CWB. Each year, on or before 1 August, the CWB announces the initial price (**Initial Price**) for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Grain handling companies set annual tariffs for handling, storing, blending and providing other services required to make those grains export-ready. Pursuant to a handling agreement with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other fees and services. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the delivery point. The CWB sells Board Grains throughout the crop year and when final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made for a given Board Grain of a particular grade throughout the year, on an average or "pooled" basis, less the Initial Price and the CWB's own operating costs. In the event that the price received by the CWB is lower than the Initial Price paid, the Canadian Government is required to bridge the shortfall.

The CWB tenders up to 20% of railcar allocation required for its wheat and barley export program on an annual basis. The remaining 80% of railcar allocation for non-tendered Board Grains is distributed under the CWB's general allocation policy. The allocation is based on a weighting of: (i) the grain handling company's Board Grain receipts during the prior 18 weeks; and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company. Domestic end use customers are allowed to designate the grain handling company that will handle the Board Grains they purchase.

(ii) Changes to Legislation

The Canadian Government, as part of its election promise to introduce marketing choice for producers, conducted a farmer plebiscite in the spring of 2007 to determine farmer preference on the marketing of barley. Barley producers indicated a preference for an open market. The government subsequently introduced regulatory changes that would have removed the CWB's monopoly on Western Canadian barley sales, effective 1 August 2007. This regulatory change was successfully challenged by the CWB on the grounds that any such changes had to be effected through legislation and not regulation and the regulatory amendments were overturned.

Currently, the federal government has a minority position and is therefore unlikely to pass legislation to change the mandate of the CWB, as all three opposition parties support the monopoly. Changes from within the CWB are also unlikely given a majority of the CWB board of directors favour retention of the monopoly.

(iii) Canadian Grain Commission (CGC)

The CGC is an agency of the Canadian Government. The principal objective of the CGC is the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and open market grains. The *Grain Act* (Canada) (**Grain Act**) and the regulations that govern the CGC set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities (primary silos), including such matters as the weighing, grading and treatment of grain, monitoring the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards. Operators of grain handling facilities must obtain a license from the CGC.

(iv) Canada Transportation Act

The *Transportation Act* (Canada) (**Transportation Act**) establishes the legal framework for the transportation of grains in Western Canada for the export market. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals.

The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

In December 2008, the railways increased the multiple car block freight discounts, which favour those companies that can load in 50 and 100 car blocks by C$1 per tonne to C$5 and C$8 per tonne respectively. Viterra expects to maximise rail incentives it can earn by shipping about 84% of its total export shipments in 50 or 100 railcar loads. The remaining shipments would not otherwise be eligible for rail incentives as they relate primarily to shipments where customer facilities are not equipped to handle multi-car blocks and to specialty crop commodities which may not be shipped in 50 or 100 car loads.

(v) Open Market Grains

Open market grains are subject to the Grain Act and certain open market grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act* (Canada). As a result, the price paid by grain handling companies to farmers for open market grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of open market grains to port terminals or directly to end use customers.

Farm Expenses by Type

Source: Statistics Canada – Farm Expenses and Depreciation Charges – Agriculture Economic Statistics, May 2009.


Fertiliser 60%
Seed 12%
Crop Protection 28%

(b) Western Canadian Agri-products Industry

The total market size for agri-products in Western Canada is influenced by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and, since 1999, the overall market (excluding equipment sales) has grown from about C$2.7 billion in annual sales to about C$4.2 billion in 2007.

Slightly more than half of agri-products sales are fertiliser, while a third relates to crop protection products and the balance relates to seed.

By way of comparison, the total planted acreage in Western Canada is 20% higher than the average total seeded acreage of the Australian industry of approximately 50 million acres.

(c) Agri-food Processing Industry

Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. In 2008, total world production increased to 24.8 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 69%, grown in Saskatchewan and Manitoba.

Western Canadian production of barley has averaged 10 million tonnes the past 10 years and, of this, approximately 2 to 2.5 million tonnes are accepted as malting barley, which is primarily used by the brewery industry. Of the 2 to 2.5 million tonnes, Canadian maltsters generally utilise half, with the balance exported throughout the world.

(d) Livestock Feed and Services Industry

In Canada, dairy and poultry markets are primarily domestic in nature, as these sectors are governed by supply management boards mandated by Canadian federal and provincial governments. Domestic demand for dairy and poultry has benefited from population growth and increased per capita consumption.

3. Information about Viterra continued

Western Canada is an ideal area for production of high quality grain fed pork and beef. This competitive advantage is driven by an ideal climate for rearing hogs and cattle, abundant and competitively priced feed grains and the availability of expertise and capital for these business ventures. Although less significant, Western Canada has also seen increased farm raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors, after the base cost of the animal, is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock. In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of by products from these industries for livestock production.

(i) Canadian Feed Industry

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers, who do their own complete feed manufacturing.

Although the manufacturing of complete feeds and supplements has not grown since 2000, there have been opportunities for market share growth for companies who have invested in modern, cost competitive feed manufacturing facilities. An earlier trend to on-farm feed production has been limited by the advent of larger, more cost-effective feed mills, which can compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

(ii) United States Feed Industry

The United States is the dominant producer of animal feeds, accounting for 145 million tonnes annually, or 24% of global production. Its production has grown approximately 2% annually over the past decade. Major ingredients are cereals, oilseeds and meals, as well as pre-mixes containing minerals, vitamins and trace elements along with growth promoters and growth enhancers.

3.3 Viterra's Business Units

Viterra's operations are organised under five segments: grain marketing and handling; agri-products sales and services; agri-food processing; livestock feed and services; and financial products.

LTM Revenue[13]


Grain Handling and Marketing 60%
Agri-products 26%
Agri-food Processing 3%
Livestock Services 11%
Financial Products 0%

LTM EBITDA[13,14]


Grain Handling and Marketing 52%
Agri-products 41%
Agri-food Processing 4%
Livestock Services 1%
Financial Products 2%

13 For the 12 months ended 30 April 2009.

14 EBITDA contribution excludes corporate expenses.

(a) Grain Handling and Marketing

Viterra's grain handling and marketing business consists of country grain silos and port terminals infrastructure as well as its marketing and trading operations.

(i) Country grain silos

Viterra operates a Western Canadian network of country grain silos consisting of 85 locations, including 65 high throughput silos with 50 or 100 car spots, with approximately 90% of Viterra's silo network capacity comprised of the efficient, high throughput silos. In addition to the 85 grain handling facilities, Viterra owns/operates 10 special crop processing facilities, which handle a variety of special commodities such as field peas, lentils, chickpeas, dry beans, specialty oats, mustard and canary seed.

Grain storage capacity of the grain handling facilities by province is as follows:

	High throughput silos		Conventional silos	
Province	**Number**	**Storage capacity** (in metric tonnes)	**Number**	**Storage capacity** (in metric tonnes)
Manitoba	12	220,590	2	31,000
Saskatchewan	36	1,000,009	11	96,430
Alberta	17	467,060	5	22,570
British Columbia	–	–	2	22,300
Total	**65[1]**	**1,687,659**	**20**	**172,300**

1 CMI Terminal Ltd and Gardiner Dam Terminal Ltd (joint venture/producer terminals) – Included in high throughput total.

Unlike a number of its competitors, Viterra has a large, geographically dispersed and strategically located country grain silo network. Viterra believes that the size and scope of its network positions it to be a preferred counterparty for end use grain markets. In addition to competing for grain handling volumes on the basis of price and service, Viterra secures additional grain handling volumes by contracting with farmers early in the crop year, or even before planting.

Grain and Processing Facilities



3. Information about Viterra continued

Viterra has an agency agreement with the CWB entitling it to handle Board Grains. The CWB pays Viterra tariffs or fees set by Viterra for services rendered. In the case of open market grains, the farmer receives payment from Viterra equal to the market price at export position for the particular grain and grade delivered, as determined by Viterra, less certain charges. Open market grains may also include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest), which are payable to Viterra.

At both the country silo and the port terminal, cleaning and blending of the grain can occur. By-products from cleaning are either sold "as is" or pelletised and sold as feed inputs. Revenues from by-products can vary substantially depending on the underlying values of grain commodities with which they compete. Handling, cleaning, blending and storage are key factors under Viterra's control that affect margins and profitability. Grade gains are a significant and more variable factor and are derived by blending grains at lower primary standards with higher grades so as to allow the aggregated mix to meet the minimum higher grade standards.

Country grain silos undergo a periodic "cut-off" to reconcile actual inventory by grade with perpetual inventory records. To the degree that weights and grades at the time of the reconciliation differ from the weights and grades at the time of purchase, Viterra may realise a gain or loss of revenues. The general level of grain prices and the price differences between grades can also affect Viterra's revenues.

(ii) Port Terminals

Viterra's port terminals business links its country grain silos with offshore customers, providing processing and logistics services to ensure timely delivery of grain to fulfil the CWB's, Viterra's and/or other exporters' sales commitments. The following table sets out information regarding the port terminal operations in which Viterra has an interest:

Port Location	Licensed Storage Capacity (in metric tonnes)	Throughput Capability[1] (in metric tonnes)	Ownership Interest
Vancouver, BC (Cascadia Terminal)	282,830	5,000,000	100%
Vancouver, BC (Pacific Terminal)	199,150	2,000,000	100%
Prince Rupert, BC	210,000	6,000,000	58.5%[2]
Thunder Bay, ON (Terminal 7, A and B)	362,650	3,500,000	100%
Thunder Bay, ON (Terminal C)	231,030	2,000,000	100%
Total	**1,285,660**	**18,500,000**	

1 Assuming normal operating conditions.

2 Viterra is part of a consortium that owns and operates a 210,000 tonne capacity terminal in the Port of Prince Rupert, BC. Viterra's ownership interest, based upon combined historical proportionate share of unloads, is 58.5%.

Grain transported to a port terminal is cleaned to export standards, with clean, graded grain stored until it is required to be loaded onto a vessel. During the shipping process, CGC officials weigh and inspect the shipment and, at completion, provide a Certificate for Western Canadian Grain to the customer. Viterra collects charges for elevation, cleaning, storage, drying and a variety of other services from the shipper of the grain when the vessel has been loaded.

As is the case with country grain silos, port terminals have the potential to blend and mix some grades of grain to enhance the overall quality of grain and its value.

(iii) Grain marketing

Viterra's grain marketing business focuses on the development of domestic and export markets for grains handled by Viterra. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers (purchase, control and receipt of grain) and end use customers (sale, delivery and quality). Viterra's North American and international marketing groups work with end use customers to co-ordinate the delivery of the particular type and grade of grain required by the end use customer. Viterra has established relationships with numerous end use customers, both domestically and internationally, as well as thousands of farmers across Western Canada. Viterra, as an accredited exporter, also markets Board Grains on behalf of the CWB.

The second aspect of grain marketing is logistics. Viterra's logistics capabilities permit it to utilise its network of country grain silos and port terminals to efficiently meet end use customers' needs. Viterra's logistics ability and country silo capacity allow it to load many railcars rapidly and move grain quickly to the port terminals in which Viterra has an interest. By shipping most of its grains in multi-car blocks, Viterra is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that Viterra is able to fulfil specific market needs and provide customised "just in time" service to end use customers.

The final aspect of grain marketing is risk management in respect of Viterra's grain purchases, sales and inventory, which generally is accomplished by hedging in commodities futures markets and managing the quality in Viterra's inventory positions.

Viterra is also a marketer of a number of special crops, including dry beans, mustard, lentils, canary seed, specialty peas and specialty oats. Viterra also provides producers with a number of flexible contracting options for other special crops.

Viterra is a mustard contractor, processor and marketer of mustard worldwide. Viterra currently has five mustard seed processing facilities across North America. These facilities clean and process mustard purchased from a network of growers across North America for sale to consumers of yellow, brown and oriental mustard. Viterra produces a whole ground yellow mustard at Minneapolis in the United States and a deheated, ground yellow mustard at a joint venture operation at Warner, Alberta.

(b) Agri-products

Viterra operates a network of 253 retail locations throughout Western Canada, each of which sells bulk fertiliser, bagged seed, crop protection products and agricultural equipment (such as storage bins). Many also store and sell anhydrous ammonia, a cost effective form of nitrogen fertiliser. Product distribution is also supported by two central warehouses located in Saskatchewan and Alberta. Viterra's agri-products division also provides extensive agronomic information, enabling customers to make informed crop input decisions, offers customised application of products and arranges financing for customers purchasing crop inputs from Viterra.

(i) Fertiliser

Viterra is a major distributor of fertiliser in Western Canada. Viterra also has an investment in fertiliser manufacturing and access to a stable source of fertiliser supply, through its minority interest in CFL. CFL manufactures fertiliser at a world scale urea and ammonia plant in Medicine Hat, Alberta and supplies about 30% of the needs of Viterra's customers. Viterra is entitled to receive approximately 500,000 metric tonnes of CFL's merchant-produced product split equally between granular urea and anhydrous ammonia.

Viterra distributes fertiliser throughout Western Canada (on an unbranded basis) through its network of country grain silos and agri-products centres. Typically, fertiliser is purchased in standard or "straight" grades and blended to meet the various specific nutrient requirements of the customer, which are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive advantages for Viterra.

(ii) Crop protection products

Viterra, through its agri-products retail stores, is a significant distributor of crop protection products in Western Canada, including herbicides, insecticides, fungicides and seed treatments. While most crop protection products are sold directly to farmers, Viterra in some cases also provides custom application services using equipment owned or leased by Viterra. Older products continue to be replaced with improved ones and branded products are increasingly giving way to generic products. Over the last year, Viterra launched its own suite of Viterra branded crop protection products, to increase the overall product offering availability to customers.

(iii) Seed products

The seed industry consists of seed development, production, processing, treatment, distribution and retailing. Viterra is one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly available seed varieties. Viterra is involved in varietal seed development, including research and development through a seed testing laboratory at the University of Saskatchewan, and through several strategic alliances or other arrangements with leading breeding companies. Viterra's business strategy focuses on retail distribution of seed while continuing to access seed technology through new and existing strategic relationships.

3. Information about Viterra continued

(c) Agri-food Processing

(i) Can-Oat

Canada is the third largest oat producer in the world and the world's largest oat and oat product exporter. The oat manufacturing industry consists of cereal manufacturer/brand managers such as Quaker Oats and General Mills, and independent industrial manufacturers that sell primary and finished oat products to cereal manufacturers. Primary products include sized whole groats (whole oats with the hulls removed) and steel cut groat chips that have been conditioned and are fit for human consumption. Primary products are either sold to cereal manufacturers for finishing or finished by industrial manufacturers for sale to cereal companies. Finished products are primary products that have been processed into flakes, flour, bran or blended oatmeal combinations. The primary markets for finished oat products are hot and cold breakfast cereals and nutrition snack bars.

Viterra's oat processing business, Can-Oat, produces primary products at its manufacturing plant located near Saskatoon, Saskatchewan, and primary products and a full range of finished products at its plants in Barrhead, Alberta and Portage la Prairie, Manitoba. Can-Oat is Canada's largest industrial oat processor with 380,000 metric tonnes of milling capacity. Can-Oat exports more than 90% of its production, with the main destination being the United States, but it also has marketing efforts in Mexico and Central and South America. Sales are priced in United States dollars and therefore, exchange rate changes can affect earnings. Can-Oat reduces the impact of foreign currency fluctuations by engaging in hedging activities when appropriate opportunities arise.

With close to 90% of Canada's oat production occurring in the Prairie provinces, Can-Oat is well positioned with its plants located in the heart of the oat producing region. This provides Can-Oat with a competitive advantage over United States manufacturers which import raw oats from Canada, as Can-Oat removes the hulls and screenings (30% to 35% of weight) before shipping oat products to its United States customers, thereby reducing transportation costs. In addition, primary products produced in the Saskatoon plant are finished in the Portage la Prairie plant which is well situated relative to Viterra's United States customers. Can-Oat's Barrhead plant, which also produces organic food products, is ideally suited to supplying west coast markets.

(ii) Prairie Malt

Viterra has a 42.38% interest in Prairie Malt. The Prairie Malt facility in Biggar, Saskatchewan, processes barley into malt primarily for the brewery industry. As part of Viterra's interest in Prairie Malt, a barley supply agreement was signed requiring Prairie Malt to take up to 80% of its barley requirements from Viterra, subject to quality, cost and availability. The contract is to remain in effect until terminated by agreement or when Viterra no longer holds shares in Prairie Malt.

Prairie Malt's customers are located both domestically and internationally, including the United States, Mexico, the Pacific Rim, South America and Latin America. Malt is transported either by truck or railcar, with the majority of railcar shipments going to Canadian ports where it is then loaded onto ships bound for offshore markets.

(d) Livestock Feed and Services

Viterra is engaged in the livestock feed services industry through the manufacture and marketing of livestock feed products under the trade names Unifeed®, Unifeed Swine Programs™ and Hi-Pro Feeds®.

In Canada, Viterra produces complete feeds and supplements at six feed mills and two pre-mix manufacturing facilities. In the United States, Viterra produces complete feeds, supplements, and pre-mixes in six locations and processes corn by flaking in one location. All Canadian feed mills and pre-mix facilities are compliant with all federal regulations and are also Hazard Analysis and Critical Control Points system (**HACCP**) certified or compliant, with the exception of the recently acquired Ponoka pre-mix plant, which has passed all Food Inspection Agency audits and is in the process of receiving HACCP certification. The United States feed milling assets are fully compliant with state and federal operating standards for feed milling. The following table sets out information regarding Viterra's feed mills and pre-mix facilities:

Name and Location	Current annual volume (metric tonnes)	Nominal annual capacity (metric tonnes)
Unifeed Chilliwack, British Columbia	235,000	225,000
Unifeed Sherwood Park, Alberta	145,000	150,000
Unifeed Ponoka, Pre-mix Plant, Alberta	15,000	18,000
Unifeed Olds, Alberta	129,000	150,000
Unifeed Lethbridge, Alberta	245,000	340,000
Unifeed Somerset, Pre-mix Plant, Manitoba	1,250	3,000
Unifeed Carman, Manitoba	63,000	80,000
Unifeed St Anne, Manitoba	75,000	80,000
Unifeed Inc., Feed Processing Station, Logan, Montana	5,000	20,000
Hi-Pro Lubbock, Texas	59,000	65,000
Hi-Pro Friona, Texas	272,000	300,000
Hi-Pro Clovis, New Mexico	260,000	300,000
Hi-Pro Comanche, Dairy Sales, Texas	300,000	300,000
Hi-Pro Cheyenne, Oklahoma	75,000	100,000
Hi-Pro Dexter, New Mexico	300,000	300,000
Total	**2,179,250**	**2,431,000**

The majority of Viterra's livestock feed products are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, Viterra distributes bagged feed products through independent dealers located primarily in Texas, Colorado, New Mexico, Alberta and British Columbia and through Viterra owned retail outlets at most of Viterra's feed mills and pre-mix facilities.

Viterra derives additional revenue from interest and financing fees in connection with its Unifinance® and Unifeed Financial® secured financing programs. Under these programs, Viterra provides financing to credit worthy livestock operations for purchases of livestock, feed inputs, capital investments and credit consolidation. Section 3.3(e) below contains more detail on Viterra's financial products division.

(e) Financial Products

Through Viterra Financial®, Viterra acts as an agent for a major Canadian chartered bank that extends trade credit at competitive rates to customers of Viterra's agri-products business. Approximately 80% of Viterra Financial® approved credit is unsecured, with the remaining balance secured by a personal property registration that covers a crops and proceeds security agreement. The sale of crop inputs peaks in May and June each year as new crops are sown, with a significant portion being credit sales. Depending on underlying customer credit ratings, payment terms typically extend to 25 October of the same year and 25 February of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country silo system. Viterra continues to directly manage the customer relationship and receives an agency fee for performing front end credit review and management services. During the 2008 financial year, the approved credit offered under this financing vehicle exceeded C$1.4 billion, with customer usage peaking at C$590 million at 30 June 2008.

3. Information about Viterra continued

Unifeed Financial® offers loans to customers through the livestock feed and services division of Viterra to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. During the 2008 financial year, the approved credit offered under this financing vehicle exceeded C$105 million, with customer usage peaking at C$40.9 million in March 2008. The financing offered through Unifeed Financial® is a secured lending arrangement with the livestock as collateral to the loan obligations and an agreement to pay from the borrower.

Unifeed Financial® operates as an agent for a major Canadian chartered bank where the bank provides the funding and Viterra administers the loan program. Apart from the Unifeed Financial® program, Viterra also offers lending to customers for farm related purchases. The lending offered through this program is funded by Viterra and is also on a secured basis. Security requirements may include general security agreements, corporate or personal guarantees and an assignment of proceeds. Borrowers under both secured financing programs are required to purchase their manufactured livestock feed product requirements from Viterra.

Under the programs administered for a chartered bank, Viterra provides a limited indemnity to the bank for a portion of any loan losses. Viterra expects to continue to reduce the amount of credit or credit support it directly provides to farmers in connection with its crop production business. As a result, Viterra benefits by reducing its borrowings to finance customer purchases, thereby lowering financing costs. Sales financed through Viterra Financial® are immediately funded and essentially represent "cash sales" to Viterra.

3.4 Viterra senior management

The Viterra senior management team, as of the date of this Scheme Booklet, is:

Mayo Schmidt
President and Chief Executive Officer

Mayo Schmidt is President and Chief Executive Officer, as well as a director of Viterra. Leading the company, Mayo has established a strong foundation for Viterra's growth. With a strategic and disciplined approach, Mayo and his corporate management team have positioned Viterra as a leader in shaping the future of agriculture and expanded Viterra's reach and influence in North America and abroad.

Mayo, who serves as executive sponsor of the integration team, has successfully brought together the assets and talent of Viterra's former companies. As the President and Chief Executive Officer of Viterra, Mayo led a strategic and highly disciplined initiative that resulted in the acquisition of Agricore United in May 2007. Prior to this, Mayo spearheaded a historic plan in 2005 to transform the former Saskatchewan Wheat Pool from a co-operative to a Canadian business corporation, creating a single class of common voting shares, strengthening the governance structure and positioning the Pool to raise equity to retire term debt. This recapitalisation initiative restored the company's financial strength and created the flexibility and opportunity to grow the business and generate value for its shareholders.

Mayo's consistent bottom line orientation helped the company successfully manage through various financial challenges, including three years of drought. He led a 2003 financial restructuring of the Pool that ultimately repositioned a significant portion of the company's legacy debt into equity.

Fran Malecha
Chief Operating Officer

Fran oversees Viterra's grain, agri-products and feed milling businesses. He has been with Viterra since 2000 and was previously Senior Vice President of the grain group, responsible for grain merchandising, transportation and logistics and country silos and port terminal operations. Prior to joining Viterra, Fran held a number of key management positions with General Mills throughout the United States.

Rex McLennan
Chief Financial Officer

Rex is responsible for leading Viterra's financial operations and risk management initiatives. His main focus is developing financial strategies and long term plans to facilitate profitable growth and development consistent with Viterra's overall aims and objectives. Rex joined the Viterra executive team in February 2008 after completing a two year mandate as Executive Vice-President and Chief Financial Officer of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games where he played a key role in developing the overall financial infrastructure, controls and risk management systems for planning and executing the 2010 Games. Previously, Rex contributed to the successful growth of Placer Dome Inc., a major global mining company, where he held roles as Vice President and Treasurer in 1994 and Executive Vice President and Chief Financial Officer in 1997, a position he held until September 2005.

George Prosk
Senior Vice-President, Financial Products

George is responsible for leading financing and investing activities. George previously served as Agricore United's Vice President of Financial Markets for four years, and prior to that was the Director of Financial Markets for two years. He joined the company in 1993 as Treasurer, coming from Cargill Ltd where he was employed from 1986 to 1992 first as a Financial Analyst and later as Treasurer.

Don Chapman
Senior Vice-President, International Grain

Don joined the company in October 2007. Based in Calgary, Alberta, Don is a senior executive working in concert with the grain group and is instrumental in developing and implementing Viterra's international growth platform. With an extensive international background in risk management, trade and market development of various commodity sectors, Don previously worked with the senior management group of Toepfer International in Winnipeg, Germany and Singapore.

Andrew Muirhead
Senior Vice-President, Corporate Development

Andrew is responsible for leading Viterra's strategic business development and growth, identifying and implementing business opportunities aligned with the company's overall objectives. Before joining Viterra, Andrew was Vice President and Director of Investment Banking at TD Securities Inc. in Toronto. Prior to his time with TD Securities Inc., he was Executive Director, Mergers and Acquisitions, for CIBC World Markets (**CIBC**). During his investment banking career at TD Securities and CIBC, he acted as a senior adviser to numerous public companies, offering his expertise and leadership in mergers and acquisitions and corporate finance.

Steven Berger
Senior Vice-President,
Human Resources and Transformation

Steven is responsible for leading Viterra's human resources function, overseeing employee management and recruitment and retention initiatives, incentive and compensation programs, labour relations, career and personal development programs and succession planning initiatives. In addition, he works with Viterra's senior management team to lead all merger implementation, change and transformation related initiatives throughout the company. Steven has over 20 years of management consulting and information technology experience across a broad range of industries, especially agri-business and consumer products and retail. He has extensive experience in the areas of mergers and acquisitions, transformation and change leadership.

WD (Bill) Mooney
Senior Vice-President, Feed Products

Bill is responsible for leading Viterra's livestock feed manufacturing operations in North America. He has over 25 years of industry experience in operations, logistics, merchandising and corporate executive roles including human resources, legal, and environment health and safety. Bill joined the company in 2003 and until taking over responsibilities for the feed products division in November 2008, he led the strategic and operational activities for all of Viterra's port terminal operations. Prior to Viterra, Bill was with James Richardson and Sons and holds a Master's degree, majoring in Agricultural Marketing, from the University of Manitoba.

3. Information about Viterra continued

Doug Wonnacott
Senior Vice-President, Agri-Products Group

Doug is responsible for leading the Agri-Products Division which provides seed, crop protection products, fertiliser and equipment through retail locations to Western Canadian growers. Prior to joining Viterra in 2007, Doug was an executive with Agriliance, a United States distributor of agri-products, and was responsible for crop nutrients and supply. Previously he held senior positions with global chemical companies including Imperial Chemical Industries Plc. He began his career with C-I-L Inc.

Bob Miller
Senior Vice-President, Grain – North America

Bob leads Viterra's business of grain handling and commodity marketing. He is responsible for the grain asset pipeline (from producer to destination customer), including transportation and logistics, country silo operations, and port terminal operations. Bob joined Viterra's management team in April 2005 and as Vice President of Grain Merchandising was responsible for merchandising and transportation functions, including risk management, commodity marketing and logistics. Formerly a Senior Merchandising Manager with General Mills' grain operations in Minneapolis, he has over 30 years of experience in agri-business. He has a diverse background in freight and logistics management, agri-products, agronomy, seed processing, country silo management and grain merchandising, providing enhanced marketing and operational expertise.

Colleen Vancha
Senior Vice-President, Investor Relations and Corporate Affairs

Colleen oversees the company's public affairs, advertising, communication and corporate social responsibility programs and manages the company's investor relations and corporate disclosure policies for Viterra. Colleen has held progressively responsible positions with Viterra since joining in 1988 and was instrumental in establishing the Investor Relations division when the company went public in 1996. Colleen played a key role in the company's restructuring, recapitalisation and acquisition of Agricore United. Colleen is the primary contact with the financial markets and securities administrators and is responsible for all aspects of Viterra's investor relations program including the development, production and distribution of Viterra's corporate disclosure documents which includes its interim and annual reports and regulatory filings.

She assumed responsibility for communications in 2002. Before joining Viterra, Colleen was employed by the government of Saskatchewan's Department of Finance, where she worked in the Taxation and Economic Policy division, the Treasury Board division and the Investment and Financial Services branch.

Ray Dean
Senior Vice-President, General Counsel/Corporate Secretary

Ray joined Viterra in November 2003, as Vice-President, General Counsel/Corporate Secretary. He is responsible for overseeing the provision of legal services to all areas of Viterra. In addition, he is Viterra's Chief Compliance Officer and is also responsible for providing governance advice to the Viterra Board. Before joining Viterra, Ray was a Partner with Balfour Moss, Barristers and Solicitors engaged primarily in large mergers and acquisitions and securities law matters.

Karl J Gerrand
Senior Vice-President, Food Processing Group

Karl's focus is the development and expansion of Viterra's footprint within the food industry. He leads the Corporate Development team in the strategic planning of value added food processing opportunities, mergers and acquisitions, investment projects, and strategic partnerships. As Senior Vice President, Karl's responsibilities also include the leadership of Viterra's oat milling operations in Portage La Prairie, Manitoba, Martensville, Saskatchewan and Barrhead, Alberta, and Viterra's canola processing operation in St Agathe, Manitoba.

3.5 Viterra Board

The Viterra Board, as at the date of this Scheme Booklet, is:

Thomas Birks
Chairman and Director

Thomas was appointed to the Viterra Board in 2005. He was appointed to the position of Chairman in 2008 and is a member of Viterra's Nominating Committee and Corporate Governance Committee. Currently, he is the President of Birinco Inc., a small merchant bank with investment portfolios ranging from private equity to passive investments. His board experience is diverse, having served as a board member of numerous corporations, educational institutions, hospitals and foundations.

Previously, Thomas served as President of Henry Birks and Sons Ltd in Montreal, with direct line and staff functions for all operations outside Quebec. He earned this distinction through progressively responsible roles as Merchandise Manager (Winnipeg), Western Regional Manager (Vancouver) and Vice-President, Merchandising (Montreal).

Thomas has worked all over the world including Australia, Japan and South Africa for Coles-Myer, Mitsubishi Bank and Van Zwam, Vladykin and Douglas, respectively.

Thomas graduated from McGill University with a Bachelor of Arts and he holds a Masters of Business Administration from the Harvard Business School. He has also studied at the University of Lausanne, the University of Fribourg and the University of Paris.

Mayo Schmidt
Director, President and Chief Executive Officer

Mayo is President and Chief Executive Officer, as well as a director of Viterra. For further details on Mayo's biography see Section 3.4.

Vic Bruce
Director

Vic joined the Viterra Board in 2002 and serves on Viterra's Nominating Committee, Corporate Governance Committee and Audit Committee.

Vic holds a Bachelor of Education, majoring in Economics from the University of Calgary. Upon graduation, he taught high school for a number of years in Alberta. A graduate of the Canadian Agricultural Lifetime Leadership program, he has served on various boards, and presently is a member of the Western Grain Research Foundation Board.

Vic and his wife Patty operate a family farm at Tuxford, Saskatchewan specialising in pedigree seed production.

Tom Chambers
Director

Tom joined the Viterra Board in 2006 and is the Chair of Viterra's Audit Committee and serves on the Compensation Committee. He is an experienced professional accountant, senior executive, corporate director and business adviser, most notably having served for 26 years as a Partner in senior management roles with PricewaterhouseCoopers LLP. A recognised leader on strategic and corporate governance issues, Tom has assisted a wide range of companies in focusing on their core strategic strengths to enhance business performance.

Currently, Tom, through Senior Partner Services Ltd, acts as an adviser and director to a number of companies. He has significant board experience, which includes serving on the boards of PricewaterhouseCoopers, Terasen Inc. and the Standards Council of Canada. Tom is currently a board member and the Chair of the Audit Committee for Catalyst Paper Corporation, Elephant & Castle Group Inc., Coopers Park Corporation, and MacDonald Dettwiler and Associates, all public companies. He also sits on a number of private company boards, including Mill & Timber Products Limited, Aspen Planners Limited and Highland Pacific Mortgage Corporation. Tom was the first Chairman of the Institute of Corporate Directors British Columbia Chapter. He is a graduate of the Directors Education Program of Corporate Directors.

In 1995, Tom was recognised by the British Columbia Institute of Chartered Accountants and was awarded the Fellow of Chartered Accountants in recognition of his long service to his profession.

3. Information about Viterra continued

Bonnie DuPont
Director

Bonnie joined the Viterra Board in 2008 and is a member of Viterra's Nominating Committee, Corporate Governance Committee and Compensation Committee. She is a Group Vice President with Enbridge Inc. in Calgary, a role in which she has accountability for the corporate resources function, information technology, public and government affairs, human resources, governance and corporate social responsibility. She is a director of the Bank of Canada and of UTS Energy Corporation, a Canadian oil sands resource company trading on the TSX. Bonnie is a member of the Board of Governors of the University of Calgary and sits on the Executive Committee. She is also the current President of the Calgary Petroleum Club. Bonnie spent 12 years as an executive in the grain industry.

Bonnie holds a Bachelors degree (Great Distinction) with a focus in Program Administration and Evaluation and Psychology from the University of Regina. She earned her Masters at the University of Calgary. She is a member of the Institute of Corporate Directors and a 2006 graduate of the Institute of Corporate Directors Directors' Education Program. Bonnie is also a Certified Human Resources Professional and is a member of the International Women's Forum.

Tim Hearn
Director

Tim joined the Viterra Board in 2008 and is the Co-chair of Viterra's Nominating Committee and Corporate Governance Committee and serves on the Audit Committee. Tim served as Chairman, President and Chief Executive Officer of Imperial Oil Limited from the time of his appointment in 2002 to his retirement earlier this year.

Tim's career with Imperial Oil began as a marketing representative in 1967 and evolved through progressively responsible management positions in marketing, refining, and systems and computer services. He was named Vice-President, Marketing Retail for Imperial in 1986 and Vice-President, Marketing Retail and Commercial Business in 1990. From 1994 to 1997, he served as President of Exxon Chemical Asia Pacific based in Singapore.

In 1997, Tim served as Executive Assistant to the Chairman of Exxon until his appointment as Vice-President of Human Resources for Exxon Corporation in 1998. Following the merger of Exxon Corporation and Mobil Oil in late 1999, he was appointed Vice-President of Human Resources for Exxon Mobil Corporation.

Tim is Chairman of the board of directors of the C.D. Howe Institute, chairs the Calgary Homeless Foundation, is a member of the board of the Royal Bank of Canada, co-chairs a multi-year fundraising campaign for the University of Alberta and chairs a fundraising campaign for Tyndale University College.

Born in Regina, Saskatchewan, Tim is a graduate of the University of Manitoba.

Dallas Howe
Director

Dallas joined the Viterra Board in 2005 and is the Chair of Viterra's Compensation Committee and serves on the Nominating Committee and Corporate Governance Committee. He served in a management role with GE Medical Systems Information Technology, which acquired the company he formerly owned, BDM Information Systems.

Dallas served as a director for the Potash Corporation of Saskatchewan Crown corporation from 1982 to 1989. He rejoined the Potash Corporation of Saskatchewan Inc. Board in 1991 and was elected Chair in 2003. He was a member of the University of Saskatchewan Board of Governors for several years and served as Chairman in February to December 2005. Dallas also serves as a director of Advance Data Systems Ltd.

Dallas was born in Regina, Saskatchewan and received his Bachelor of Arts with Honours from the University of Saskatchewan, where he also completed a Masters in Mathematics. He went on to the University of Toronto to pursue graduate studies in Computer Science. In 1989, Dallas was the first recipient of the Saskatchewan/KPMG Entrepreneur Award.

Harold P. Milavsky
Director

Harold joined the Viterra Board in 2003 and is the Co-chair of Viterra's Nominating Committee and Corporate Governance Committee and serves on the Compensation Committee. He is presently the Chairman and director of Quantico Capital Corp. and is the former Chairman and Chief Executive Officer of Trizec Corporation. He has served on many public and private boards in the energy, real estate and financial sectors, often chairing the Audit, Corporate Governance or Compensation Committees.

Harold is a member of the Institute of Chartered Accountants of Saskatchewan and Alberta. He is also a member of the National Capital Chapter of the Institute of Corporate Directors and an Advisor to the Alberta Chapter. In 1984 he was made a Fellow of the Institute of Chartered Accountants of Alberta and in June of 2002 they awarded Harold a Lifetime Achievement Award. In 2005, Harold was awarded the Fellowship Award from the Institute of Corporate Directors. He has just recently been elected to the Lanesborough Real Estate Investment Trust Board of Trustees. In June 2006, the City of Calgary presented Harold with the 2005 Community Achievement Award.

Harold was born in Saskatchewan and holds a Bachelor of Commerce from the University of Saskatchewan. He has Honorary Doctorates of Laws from both the University of Saskatchewan and the University of Calgary. A long time resident of Calgary, Harold is also known for his significant volunteer work in the community and has received the Commemorative Medal for the 125th Anniversary of the Confederation of Canada and the Queen's Golden Jubilee Medal on behalf of the Province of Alberta for recognition of outstanding service and contribution to community, province and country.

Herb Pinder
Director

Herb joined the Viterra Board in 2003 and is a member of Viterra's Nominating Committee, Corporate Governance Committee and Audit Committee. Herb is President of the Goal Group of companies, which provides corporate governance and investment management services with a particular focus on oil and gas private equity. Formerly the President of Pinders Drugs, he has 25 years of experience as a director.

Herb has also been active with a number of non-profit organisations, currently serving on the C.D. Howe, the Fraser Institute, and the National Strategy Council of the Mazankowski Alberta Heart Institute. He is active in golf and skiing and is an honored member of both Saskatchewan and Saskatoon Sports Hall of Fame following his hockey career.

Herb received a Bachelor of Arts from the University of Saskatchewan, a Bachelor of Laws from the University of Manitoba and a Master of Business Administration from Harvard University's Graduate School of Business.

Larry Ruud
Director

Larry joined the Viterra Board in 2008 and serves on Viterra's Audit Committee and Compensation Committee. He is a Partner with Meyers Norris Penny LLP and provides farm management consulting services in Alberta and British Columbia. He owns and manages a farm south of Vermilion, Alberta.

Larry holds a Masters of Science in Agricultural Economics and a Bachelor of Science in Agricultural Economics from the University of Alberta. Larry was recently appointed President and Chief Executive Officer of One Earth Farms Corporation.

3. Information about Viterra continued

3.6 Historical financial information

Viterra is a resident of Canada and prepares its annual report in accordance with C-GAAP, and presented in Canadian dollars.

The Viterra historical financial information provided below has been extracted from the financial statements in the audited annual report of Viterra for the year ended 31 October 2008 and the unaudited interim financial statements of Viterra for the six month period ended 30 April 2009.

For the purposes of the disclosure of Viterra's C-GAAP financial information in Australian dollars, provided in the following tables, Viterra's Canadian dollar balance sheets, statements of earnings (loss) and statements of cash flows have been converted to an Australian dollar presentation currency on the following basis:

(a) items of income and expense and cash inflows and cash outflows have been converted based on the average exchange rate for the relevant period;

(b) assets and liabilities have been converted based on the closing exchange rate at 30 April 2009 and 31 October 2008; and

(c) due to the long history of operations of Viterra, details of all equity transactions and the exchange rate prevailing at the date of the transactions have not been able to be specifically identified nor has management attempted to estimate them. As a result, equity items have been converted based on the closing exchange rate at 30 April 2009 and 31 October 2008.

This information does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of Viterra as the full consolidated financial report. A copy of Viterra's 2008 Annual Report, including the consolidated financial report and independent audit report, is available on Viterra's website www.viterra.ca.

(a) Balance sheets

Set out below are Viterra's consolidated C-GAAP balance sheets as at 30 April 2009 and 31 October 2008. All amounts are rounded to the nearest thousand dollars.

Consolidated Balance Sheets
(in thousands)

	As at 30 Apr 2009 C$ (unaudited)	As at 30 Apr 2009 A$ (unaudited)	As at 31 Oct 2008 C$ (audited)	As at 31 Oct 2008 A$ (unaudited)
ASSETS				
Current Assets				
Cash	73,135	84,520	183,536	226,672
Cash in trust	–	–	–	–
Short term investments	592,285	684,485	486,129	600,382
Accounts receivable	704,368	814,016	773,830	955,700
Inventories	1,173,355	1,356,009	837,943	1,034,881
Prepaid expenses and deposits	81,550	94,245	91,183	112,613
Future income taxes	53,846	62,228	59,202	73,116
	2,678,539	3,095,503	2,431,823	3,003,364
Investments	7,908	9,139	7,645	9,442
Property, Plant and Equipment	1,133,463	1,309,908	1,154,859	1,426,280
Other Long Term Assets	61,282	70,822	69,238	85,511
Intangible Assets	26,486	30,609	22,133	27,335
Goodwill	302,157	349,193	300,121	370,657
Future Income Taxes	3,962	4,579	2,673	3,301
	4,213,797	4,869,753	3,988,492	4,925,890
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Bank indebtedness	52	60	655	809
Short term borrowings	91,227	105,428	17,769	21,945
Accounts payable and accrued liabilities	994,221	1,148,990	928,596	1,146,840
Long-term debt due within one year	18,513	21,395	14,703	18,159
	1,104,013	1,275,873	961,723	1,187,753
Long Term Debt	682,701	788,976	595,385	735,316
Other Long Term Liabilities	75,744	87,535	64,183	79,268
Future Income Taxes	160,935	185,988	166,476	205,602
	2,023,393	2,338,372	1,787,767	2,207,939
Shareholders' Equity				
Retained earnings	319,270	368,970	325,911	402,508
Accumulated other comprehensive income (loss)	(14,563)	(16,830)	(9,766)	(12,061)
	304,707	352,140	316,145	390,447
Share capital	1,883,337	2,176,514	1,883,336	2,325,968
Contributed surplus	2,360	2,727	1,244	1,536
	2,190,404	2,531,381	2,200,725	2,717,951
	4,213,797	4,869,753	3,988,492	4,925,890

3. Information about Viterra continued

(b) Statement of earnings/(loss)

Set out below are Viterra's consolidated C-GAAP statements of earnings (loss) for the six months ended 30 April 2009 and the year ended 31 October 2008. All amounts are rounded to the nearest thousand dollars, except basic and diluted earnings per share which are disclosed in dollars.

Consolidated Statements of Earnings (Loss)
(in thousands)

	6 months ended 30 Apr 2009 C$ (unaudited)	6 months ended 30 Apr 2009 A$ (unaudited)	12 months ended 31 Oct 2008 C$ (audited)	12 months ended 31 Oct 2008 A$ (unaudited)
Sales and other operating revenues	2,989,789	3,595,657	6,777,566	7,460,172
Cost of sales	(2,654,209)	(3,192,073)	(5,750,735)	(6,329,923)
Gross profit and net revenues from services	335,580	403,584	1,026,831	1,130,249
Operating, general and administrative expenses	(256,585)	(308,581)	(494,227)	(544,003)
	78,995	95,003	532,604	586,246
Amortisation	(50,790)	(61,082)	(106,832)	(117,592)
	28,205	33,921	425,772	468,654
Gain on disposal of assets	(8,252)	(9,924)	1,263	1,390
Integration expenses	(3,696)	(4,446)	(14,622)	(16,095)
Recovery of (provision for) pension settlement	–	–	3,356	3,694
Financing expenses	(21,456)	(25,804)	(37,785)	(41,591)
	(5,199)	(6,253)	377,984	416,052
Provision for corporate income taxes				
Current	(118)	(142)	(19,422)	(21,378)
Future	(1,324)	(1,592)	(70,280)	(77,358)
Net earnings (loss)	(6,641)	(7,987)	288,282	317,316
Basic and diluted earnings (loss) per share	(0.03)	(0.03)	1.31	1.44

(c) Statement of cash flows

Set out below are Viterra's consolidated C-GAAP statements of cash flows for the six months ended 30 April 2009 and the year ended 31 October 2008. All amounts are rounded to the nearest thousand dollars.

Consolidated Statements of Cash Flows
(in thousands)

	6 months ended 30 Apr 2009 C$ (unaudited)	6 months ended 30 Apr 2009 A$ (unaudited)	12 months ended 31 Oct 2008 C$ (audited)	12 months ended 31 Oct 2008 A$ (unaudited)
Cash From (Used in) Operating Activities				
Net earnings (loss)	(6,641)	(7,987)	288,282	317,316
Adjustments for items not involving cash				
Amortisation	50,790	61,082	106,832	117,592
Future income tax provision (recovery)	1,324	1,592	70,280	77,358
Equity loss (gain) of significantly influenced companies	(72)	(87)	10,963	12,067
Provision for (recovery of) pension settlement	–	–	(3,356)	(3,694)
Employee future benefits	2,415	2,905	(19,918)	(21,924)
Non-cash financing expenses	2,478	2,980	4,470	4,920
Loss (gain) on disposal of assets	8,252	9,924	(1,263)	(1,390)
Other items	1,235	1,486	(24)	(26)
Adjustments for items not involving cash	66,422	79,882	167,984	184,903
	59,781	71,895	456,266	502,219
Changes in non-cash working capital items				
Accounts receivable	66,764	80,293	(270,576)	(297,827)
Inventories	(332,369)	(399,721)	(41,332)	(45,495)
Accounts payable and accrued liabilities	69,542	83,634	178,703	196,701
Prepaid expenses and deposits	9,933	11,946	(39,340)	(43,302)
Changes in non-cash working capital	(186,130)	(223,848)	(172,545)	(189,923)
Cash from (used in) operating activities	(126,349)	(151,953)	283,721	312,296

3. Information about Viterra continued

	6 months ended 30 Apr 2009 C$ (unaudited)	6 months ended 30 Apr 2009 A$ (unaudited)	12 months ended 31 Oct 2008 C$ (audited)	12 months ended 31 Oct 2008 A$ (unaudited)
Cash From (Used in) Financing Activities				
Proceeds from long term debt	100,125	120,415	299,953	330,163
Repayment of long term debt	(9,134)	(10,985)	(4,979)	(5,480)
Proceeds from (repayment of) short term borrowings	73,458	88,344	(338,519)	(372,613)
Repayment of other long term liabilities, net	(352)	(423)	(2,615)	(2,878)
Increase in share capital	1	1	460,479	506,856
Share issuance costs	–	–	(18,971)	(20,882)
Debt refinancing cost	–	–	(7,553)	(8,314)
Cash from (used in) financing activities	164,098	197,352	387,795	426,852
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(29,342)	(35,288)	(55,583)	(61,181)
Proceeds on sale of property, plant and equipment	538	647	5,333	5,870
Business acquisitions	(6,825)	(8,208)	(31,755)	(34,953)
Decrease in cash in trust	–	–	16,710	18,393
Increase in investments	(238)	(286)	(69)	(76)
Decrease (increase) in other long term assets	–	–	(1,519)	(1,672)
Increase in intangible assets	(5,211)	(6,267)	–	–
Cash used in investing activities	(41,078)	(49,402)	(66,883)	(73,619)
Increase (Decrease) in Cash and Cash Equivalents	(3,329)	(4,003)	604,633	665,529
Cash and Cash Equivalents, Beginning of Period	669,010	826,244	64,150	72,815
Impact on cash of unrealised effect of foreign currency translation of foreign operations	(313)	(376)	227	250
Effect of exchange rate fluctuations on the cash held	–	(52,920)	–	87,651
Cash and Cash Equivalents, End of Period	665,368	768,945	669,010	826,245
Cash and cash equivalents consist of:				
Cash	73,135	84,520	183,536	226,672
Short term investments	592,285	684,485	486,129	600,382
Bank indebtedness	(52)	(60)	(655)	(809)
	665,368	768,945	669,010	826,245

3.7 Management discussion and analysis for the year ended 31 October 2008

(a) Summary of consolidated results

Consolidated sales and other operating revenues for the year were C$6.8 billion with gross margins of C$1.0 billion. Annual sales and margins benefited from the contributions of the Agricore United (**AU**) assets, which were acquired in 2007, along with a combination of improved grain volumes and strong commodity prices.

Operating, general and administrative expenses were C$494.3 million for the 12 months ended 31 October 2008 and reflect a full year of expenses attributable to the AU acquisition.

During the 12 month period ended 31 October 2008, Viterra generated EBITDA of C$532.6 million. Strong gross margins and increased efficiencies in the grain handling and marketing, agri-products and agri-food processing segments were the main drivers for the strong 2008 earnings.

Amortisation for the year was C$106.8 million and reflects the revaluation of the AU assets to their fair market value at the time of acquisition. The AU assets are now being amortised based on their revised carrying costs. Integration costs of C$14.6 million reflect consulting, advisory, severance and other integration costs incurred in 2008.

Financing expenses were C$37.8 million for the year and are net of C$18.8 million of interest income (which includes a C$6.3 million interest recovery related to an appeal of a federal tax reassessment) and a C$7.6 million CWB carrying charge recovery. For the year ended 31 October 2008, Viterra recorded a net recovery of C$3.4 million on its pension settlement.

Viterra recorded a net corporate income tax provision of C$89.7 million, which includes:

(i) a C$21.3 million recovery for an adjustment to the future income tax balances as a result of the impact of federal tax reductions that were substantively enacted;

(ii) a recovery of C$5.0 million for the successful appeal of a federal tax reassessment of its 1997 taxation year; and

(iii) an additional C$1.8 million gain for the impact of the non-taxable portion of the related interest recovery.

Excluding the above adjustments, the effective tax rate in 2008 was 31.2%. Due to Viterra's tax loss carry forwards, current taxes largely reflect those of Viterra's subsidiary operations.

Viterra's net earnings were C$288.3 million, with earnings per share of C$1.31.

(b) Grain Handling and Marketing

For the 12 month period ended 31 October 2008, Viterra's total shipments were 14.7 million tonnes with a market share of 43.4%. The split in annual receipts between Board Grains and open market grains was 51% and 49%, respectively, compared to the industry split of approximately 56% Board Grains, 44% open market grains in 2008. The larger proportion of open market grain shipments reflected strong demand from destination customers for oilseeds products, particularly canola and flax. Viterra is now the leading merchandiser and exporter of canola in Western Canada, and this year's proportion of Board Grain shipments to open market grains is a better indication of Viterra's grain handling mix going forward.

Gross margin for the year was C$32.22 per tonne and was positively impacted by:

(i) approximately C$2.00 per tonne of synergies resulting from the acquisition of AU;

(ii) operational efficiencies related to freight and logistics incentives, handling, cleaning, drying and blending;

(iii) inventory management improvements;

(iv) higher commodity prices that enhanced Viterra's blending grains;

(v) higher merchandising gains associated with Viterra's management of open market grains; and

(vi) incremental margins generated from Viterra's handling of special crops.

Strong grain handling volumes and margins and a full year of results from AU resulted in EBITDA improving to C$299.3 million.

3. Information about Viterra continued

(c) Agri-products

Agri-product sales were C$1.7 billion and were positively impacted by fertiliser and seed product lines.

Fertiliser sales were C$1.0 billion, driven by Viterra's retail network, higher fertiliser prices and additional volumes. Fertiliser prices increased dramatically during the year due to tight world supplies, significant reductions in exports from China and increased demand from India, Brazil and the United States. Domestically, higher grain and oilseed prices drove greater demand as producers purchased additional fertiliser volumes to maximise the yield potential of their crops.

Seed sales for the year were C$174.5 million and also benefited from significantly higher selling prices for cereal seed (a factor of higher commodity prices) and canola seed (a factor of increased demand for proprietary varieties and an increase in canola acres).

Segment EBITDA for the year was C$276.9 million.

(d) Agri-food Processing

Agri-food processing sales were C$198.3 million, driven by strong demand for products sold by both Prairie Malt and Can-Oat. Can-Oat's sales rose 22.1% during the most recent 12 month period, with volumes up about 8.5%.

Prairie Malt benefited from improved margins mainly due to higher selling prices and lower valued inventory purchased earlier in the year. Can-Oat's margins improved in 2008 due to higher sales volumes and prices and more favourable yields. Can-Oat's yield factor for the year was 1.611, compared to 1.651 in 2007. This reflects a 2.5% reduction in the amount of raw oat used in its production which, in turn, contributed to higher margins.

The quality of the 2007 oat crop was exceptional with an increase in average yields. The majority of oats grown during the year exhibited excellent milling characteristics. As a result of the improved quality, Can-Oat's 2008 milling yields improved and capacity utilisation was at a maximum throughout the year.

Segment EBITDA was C$29.0 million for the 12 months ended 31 October 2008.

(e) Livestock Feed and Services

Feed sales for the current year were C$604.4 million, while gross profit on feed was C$81.1 million (C$42.99 per tonne). Higher feed sales and gross profit were primarily a result of:

(i) a full year of AU post-acquisition performance;

(ii) Viterra's acquisition of Sunrise Feed LLC, a United States manufacturer and retailer of beef, horse and other animal feed and pasture supplements, which closed on 3 March 2008;

(iii) Viterra's acquisition of V-S Feed and Agri-Supplies Ltd in Alberta, which closed 7 April 2008; and

(iv) Viterra's acquisition of Gore Bros. Inc. and Gore's Trucking Inc., which closed on 28 April 2008.

Results for the current year also include a C$15.1 million loss in non-feed gross profit, which includes losses attributable to Viterra's equity share in Puratone and a further provision related to that investment. As of 31 October 2008, Viterra does not have any further exposure to Puratone.

Viterra has determined that livestock production is not a strategic fit for the organisation going forward and has taken the necessary steps to exit it. Viterra does not have any further exposure to hog production, but will continue to supply feed to the industry.

The EBITDA loss for the current year was C$6.1 million. As described above, results for the current year include losses of C$32.0 million related to the continued downward trend in the hog cycle and Viterra's decision to exit the hog business. Excluding these hog related losses, EBITDA for the remaining operations (primarily feed milling) was C$25.9 million for the year.

(f) Financial Products

As a new operating segment of Viterra following the acquisition of AU, financial products gross profit for the first quarter of 2008 primarily represented earnings associated with credit to former AU customers. Previous credit arrangements for Pool agri-products customers were advanced through Farm Credit Canada (**FCC**). On 4 February 2008, the outstanding credit receivables owned by FCC were sold to a Canadian Schedule 1 chartered bank.

Since Viterra acts as an agent for this bank through Viterra Financial® and Unifeed Financial®, performance in this segment for the remaining quarters of fiscal 2008 now includes the results of operations with respect to credit advanced to all participating Viterra customers. Performance is a reflection of both higher values of crop inputs and increased lending activities to former Pool customers due to alternative lending programs available through Viterra Financial®.

The profitability of this segment relates to the level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels, and interest rates.

Gross profit of C$13.5 million for the year was impacted by a larger portfolio value in 2008, a result of the expanded credit base and higher sales values.

Higher gross profit contributed to EBITDA of C$8.8 million for the 12 months ended 31 October 2008.

(g) Cash flow information

For the 12 months ended 31 October 2008, Viterra generated cash flow provided by operations of C$456.3 million or C$2.08 per share, reflecting strong EBITDA, partially offset by increased cash financing costs and current income taxes. Actual current income taxes were significantly less than those imputed using the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and Viterra's tax loss carry forwards.

Viterra's capital expenditures (excluding business acquisitions) for the 12 months ended 31 October 2008 were C$55.6 million.

(h) Financing activities

Long term debt (including the current portion) was C$610.1 million. At 31 October 2008, Viterra had drawn approximately C$300 million, related to a new C$400 million five year term credit facility (**Term Credit Facility**), (C$225 million in Canadian funds and C$75 million in United States funds). Subsequent to year end, Viterra drew the remaining C$100 million in Canadian funds. Approximately C$232 million of the proceeds from the new facility was used to fully repay outstanding amounts on a bridge facility that was put in place to partially fund the acquisition of AU in 2007. The remaining funds are expected to be used for general corporate purposes, including the funding of future acquisitions.

Short term debt is used at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

Typically, the revolving credit lines are used to purchase inventories in the months prior to the agri-products spring selling season and reflect the significant seasonal variations in that business segment. Viterra's leverage ratio will typically decline to its lowest quarterly level at 31 July, representing Viterra's core non-seasonal level of working capital. The level of short term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases.

(i) Future income taxes

As at 31 October 2008, Viterra had loss carry forwards of approximately C$111.3 million available to reduce income taxes otherwise payable in future years, expiring between October 2009 and 2027.

3.8 Management discussion and analysis for the six months ended 30 April 2009

(a) Summary of consolidated results

Total sales and other operating revenues for the six months ended 30 April 2009 were C$3.0 billion with gross margins of C$335.6 million. During the period, Viterra generated consolidated EBITDA of C$79.0 million.

Amortisation for the three and six-month periods ended 30 April 2009 were in line with last year's amortisation expenses. Viterra incurred C$2.0 million in integration costs in the second quarter bringing the year to date total to C$3.7 million. Last year, costs for the six months totalled C$10.0 million.

For the six months ended 30 April 2009, financing expenses were C$21.5 million. This is net of C$4.6 million of interest income and a C$2.0 million CWB carrying charge recovery.

The loss on disposal of assets of C$8.0 million recorded during the second quarter primarily related to the closure of four silos that were acquired in the AU acquisition. The original integration plans did not identify these particular sites for closure. However, after operating the assets for a period of time, management chose to close the facilities and divert grain to other more efficient Viterra locations.

3. Information about Viterra continued

For the six months ended 30 April 2009, Viterra's net tax provision was C$1.4 million. At 30 April 2009, Viterra had consolidated loss carry forwards of C$153.1 million including C$25.0 million of losses from inactive subsidiaries of which Viterra has less than 100% interest.

Viterra's net loss for the first six months was C$6.6 million or C$0.03 per share. Excluding C$36.4 million of items (C$28.1 million fertiliser inventory write down and C$8.3 million loss on disposal) recorded in the first half of this year, Viterra's net earnings for the six months ended 30 April 2009 were C$18.8 million or C$0.08 per share.

(b) Select Quarterly Information

Viterra's earnings follow the seasonal pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments is relatively stable through the quarters, but can be influenced by destination customer demand, the CWB's export program, and producers' marketing decisions which, in turn, are driven by commodity price expectations, harvest pressures and cash flow requirements. The level of grain receipts each quarter also depends on these factors.

Sales of Viterra's agri-products peak in May through July each year, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall, should weather permit. Although relatively steady throughout the year, sales in the livestock feed and services segment tends to peak during the winter months as feed consumption increases. In the agri-food processing segment, earnings are more fluid with continuous demand for products throughout each quarter. Financial products agency fees follow the related pattern of sales in the underlying activity in agri-products and livestock feed and services segments.

(c) Grain Handling and Marketing

For the six months ended 30 April 2009, Viterra shipped 8.4 million tonnes of grains, oilseeds and special crops. Based on receipts, the split between Board Grains and open market grains for the six month period was 49% and 51%, respectively. Viterra's year to date market share was 44.3%, higher than last year's full year market share of 43.4%.

Year to date gross margins were C$26.43 per tonne, in line with management expectations. For all of last year, Viterra generated C$32.22 per tonne, with the change in margins mainly reflecting:

(i) lower merchandising and blending opportunities, and lower associated commodity prices;

(ii) fewer opportunities to extract premiums from the market due to less volatility; and

(iii) the impact on pipeline efficiencies and revenue of the CWB diverting port terminal receipts to a competitor port at Vancouver, British Columbia.

Segment EBITDA for the six months ended 30 April 2009 was C$124.9 million.

(d) Agri-products

Viterra currently operates 253 ag-retail facilities located across Western Canada and holds a 34% investment in CFL, which operates a nitrogen fertiliser manufacturing plant in Medicine Hat, Alberta. Viterra is entitled to receive 34% of approximately 1.5 million tonnes of merchantable product, split equally between granular urea and anhydrous ammonia.

Retail sales of agri-products are seasonal and correlate directly to the life cycle of the crop. During the second quarter each year, Viterra prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network, and launches its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customise solutions based on their specific needs.

Consolidated sales and other operating revenues for the agri-products segment for the six months ended 30 April 2009 were C$452.1 million.

Fertiliser sales were C$314.5 million for the six months ended 30 April 2009, while seed sales were C$81.7 million. Producer (retail) prepayments for spring agri-products were C$225.8 million at 30 April 2009. Sales of crop protection products were C$28.6 million.

The EBITDA loss for the six months ended 30 April 2009 was C$27.8 million, impacted primarily from a C$28.1 million inventory write down in the first quarter, in addition to C$11.0 million in realised and unrealised losses on Viterra's natural gas hedging program. Excluding these items, segment EBITDA would have been C$11.3 million.

(e) Agri-food Processing

Sales in the agri-food processing segment for the six months ended 30 April 2009 were C$103.2 million reflecting higher prices as a result of a weaker Canadian dollar.

On a year to date basis, EBITDA was C$7.5 million.

(f) Livestock Feed and Services

On a year to date basis, feed sales improved to C$367.3 million. The improvement reflects Viterra's acquisition of Sunrise Feed LLC, V-S Feed and Agri-Supplies Ltd, Gore Bros. Inc. and Gore's Trucking Inc. These transactions were completed during the second quarter of 2008.

EBITDA for the year to date period was C$13.8 million.

(g) Financial Products

Gross profit for the six months ended 30 April 2009 was C$7.7 million, benefiting from a larger loan portfolio value and lower cost of funds.

Year to date, EBITDA was C$4.9 million.

(h) Cash Flow Information

On a year to date basis, cash flow provided by operations was C$59.8 million or C$0.25 per share.

Capital expenditures for the six months ended 30 April 2009 were C$29.3 million, reflecting a number of capital improvements and upgrades undertaken in the ordinary course of business.

On an annualised basis, Viterra expects consolidated capital expenditures of approximately C$80–C$90 million and these are expected to be funded by cash flow provided by operations.

(i) Financing Activities

Viterra's total funded debt, net of cash and short term investments was C$127.1 million at 30 April 2009. Long term debt, including the current portion, was C$701.2 million at 30 April 2009 and reflects the C$400 million Term Credit Facility that was issued on 15 May 2008. Viterra borrowed C$300 million of the facility in May 2008 and used C$232 million of the proceeds to fully repay outstanding amounts on a bridge facility. Viterra drew the remaining C$100 million in December 2008. The net proceeds, after repayment of the bridge facility, are expected to be used for general corporate purposes, including the funding of future acquisitions, with minimum mandatory principal repayments of 4% per annum.

Short term borrowings were C$91.2 million as at 30 April 2009, with C$685.3 million available under the revolving credit facility.

The following table summarises all material credit facilities of Viterra, not including member loans and joint ventures, as at 30 April 2009:

Credit facility	Facility limit (C$000)	Principal outstanding (C$000)	Annual interest rate	Due date (expiry)	Scheduled payments
Senior Unsecured Notes[1]	100,000	100,000	8.00% Fixed	08 April 2013	None
Senior Unsecured Notes[1]	200,000	200,000	8.50% Fixed	01 August 2017	None
Term Credit Facility – C$[2]	400,000	318,500	BA + 200 BP[3]	15 May 2013	4% per annum
Term Credit Facility – US$[2]		73,500	LIBOR + 200 BP[3]	15 May 2013	4% per annum
Revolving Credit Facility[4]	800,000	71,937	Prime or BA + 90 BP	10 August 2010	n/a

1 Rank pari passu with Term Credit Facility.

2 1st charge on property, plant and equipment; 2nd charge on all other assets of Viterra (including certain subsidiaries property, plant and equipment and the subsidiaries capital stock).

3 By entering into interest rate swaps, the effective annual rate has been fixed at 5.3% on Canadian funds and 6.1% on United States funds.

4 1st charge on all assets of Viterra and certain subsidiaries other than property, plant and equipment; 2nd charge on property, plant and equipment. Term extendable at option of borrower up to 10 August 2012. Maximum credit limit is the lower of C$800 million or the calculated borrowing base of the facility.

3. Information about Viterra continued

(j) Debt Ratings

The following table summarises Viterra's current credit ratings:

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	N/A	BBB	Positive
DBRS Limited	N/A	BBB (Low)	BBB (Low)	N/A	Under Review
Moody's Investors Service	Ba1	Ba1	N/A	N/A	Under Review

Following the announcement of the Scheme, the debt rating agencies confirmed their existing ratings on Viterra. Standard & Poor's maintained its "positive" trend, DBRS changed its trend to "Under Review with Developing Implications", and Moody's Investors Service adjusted its trend to "On Review for Possible Downgrade". The rating agencies will continue to monitor the Scheme and are expected to provide a further report after closing.[15]

3.9 Material changes in Viterra financial position since last published accounts

On 25 June 2009, Viterra announced it closed its previously announced acquisition of the assets of Associated Proteins LP, a canola crush facility located in St Agathe, Manitoba, with crush capacity of 1,000 metric tonnes per day. The total purchase price of the acquisition was C$64 million plus working capital.

On 26 June 2009, Viterra announced it had entered into an agency agreement with a syndicate of agents to sell C$300 million of 8.5% senior notes, due 7 July 2014 (**Offering**). The proceeds of the Offering, which closed on 7 July 2009, will be used for general corporate purposes.

3.10 Overview of Viterra capital structure

As at 29 July 2009, Viterra had a total of 237,049,738 common shares issued and outstanding.

As at 29 July 2009, Viterra also had a total of 56,250,000 subscription receipts issued and outstanding. The subscription receipts were issued on a private placement basis effective 13 May 2009 at C$8.00 per subscription receipt. Each subscription receipt represents the right of the holder to receive, for no additional consideration, one Viterra Share upon satisfaction of the conditions in the subscription receipt agreement, including implementation of the Scheme.

As at 29 July 2009, Viterra had a total of 1,662,488 unlisted options issued and outstanding. For further detail, see Section 3.13 below.

3.11 Recent Viterra Share Price performance

The latest recorded closing price of Viterra Shares on the TSX on 29 July 2009, the last day of trading in Viterra Shares before the date on which this Scheme Booklet was lodged with ASIC for registration, was C$9.06.

During the three months ended 29 July 2009, the last day of trading in Viterra Shares before the date on which this Scheme Booklet was lodged with ASIC for registration:

(a) the highest recorded daily closing price for Viterra Shares on the TSX was C$10.29 on 12 June 2009; and

(b) the lowest recorded daily closing price for Viterra Shares on the TSX was C$8.68 on 21 May 2009.

The latest recorded closing price of Viterra Shares on the TSX on 27 April 2009, the last day of trading in Viterra Shares prior to the announcement that ABB Grain and Viterra were in discussions, was C$9.43.

The latest recorded closing price of Viterra Shares on the TSX on 18 May 2009, the last day of trading in Viterra Shares prior to the announcement that ABB Grain and Viterra had entered into the Implementation Agreement, was C$8.84.

The VWAP for Viterra Shares for the 20 trading days immediately prior to the public announcement on 27 April 2009, that discussions between Viterra and ABB Grain were occurring, was C$9.58.

The graph to the right sets out the daily closing price of Viterra Shares from 2 January 2007 to 26 April 2009, the date prior to the announcement that discussions were taking place:

15 Credit ratings are not recommendations in relation to Viterra Scrip. Credit ratings may be revised or withdrawn at any time. The debt rating agencies referred to have not consented to the use of the credit ratings in this Scheme Booklet.

3.12 Viterra dividend policy

Viterra has been focused on executing its growth strategy and reinvesting capital back into its business, and although it continually monitors and assesses its dividend policy strategy, it does not currently pay a dividend. Viterra does not currently have a dividend policy in place; however, the Viterra Board from time to time considers its dividend policy taking into consideration its growth strategies, market trends, industry fundamentals and expected financial performance.

3.13 Viterra employee share option plan

Viterra's Management Stock Option Plan (**Stock Option Plan**) was reactivated during the 2008 financial year after being inactive since the 2004 financial year. The maximum number of Viterra Shares that may be issued under options issued pursuant to the Stock Option Plan (**Options**) is approximately 10.2 million Viterra Shares. Once the 1.7 million Viterra Shares that can potentially be issued under currently granted and contingently granted Options are deducted, approximately 8.5 million Viterra Shares have been reserved for subsequent Option grants.

As at 29 July 2009, 70,482 Options (out of a total of 1,662,488 Options issued and outstanding) were vested and exercisable for an equivalent number of Viterra Shares.

3.14 Viterra substantial shareholders

Viterra's substantial shareholders and their respective interests in Viterra as at 29 July 2009 are set out below:

MHR Fund Management LLC	30,190,200	12.7%
Proshare Advisors	18,587,267	7.8%
Third Avenue Management	15,350,857	6.5%

3.15 Reporting issuer

Viterra is a reporting issuer (or the equivalent) in all of the provinces of Canada and is, as a result, subject to regular reporting and disclosure obligations. These obligations require Viterra to announce price sensitive information as soon as it becomes aware of the information, subject to limited exceptions for certain confidential information. Viterra's continuous disclosure filings are available on the System for Electronic Document Analysis and Retrieval (**SEDAR**) of the Canadian Securities Administrators at www.sedar.com. Viterra's news releases and regulatory filings (including its quarterly and annual financial results) are also available on Viterra's website at www.viterra.ca. Further material announcements concerning developments at Viterra may be accessed on either site after the date of this Scheme Booklet.

Share Price Performance


C$
Share price (C$)
Volume (000s)
000s
16
14
12
10
8
6
4
2
0
30,000
25,000
20,000
15,000
10,000
5,000
0
2 Jan 07
20 Jun 07
6 Dec 07
23 May 08
8 Nov 08
26 Apr 09

3. Information about Viterra continued

3.16 Recent Viterra Announcements

The following table describes certain key announcements and filings made by Viterra from the period since 31 October 2008, Viterra's last full financial year end. As noted in Section 3.15 above, a full list of Viterra's continuous disclosure filings is available on SEDAR at www.sedar.com.

28 July 2009	■ News release: Viterra partners with Habitat for Humanity Yorkton
28 July 2009	■ News release: Viterra celebrates grand opening of canola crush operation
24 July 2009	■ News release: Viterra continues optimising operational footprint
8 July 2009	■ News release: Viterra provides update on crop conditions and ABB Grain acquisition
7 July 2009	■ News release: Viterra closes C$300 million senior note offering
2 July 2009	■ News release: Viterra and ABB Grain to implement grain volume insurance and remove volume variation fee
26 June 2009	■ News release: Viterra to issue C$300 million in senior note offering
25 June 2009	■ News release: Viterra closes purchase of canola crush operation
24 June 2009	■ News release: Update on the Foreign Investment Review Board process
22 June 2009	■ News release: Viterra considering note offering
15 June 2009	■ News release: Viterra strengthens value added processing business: acquires canola crush operation
11 June 2009	■ News release: Viterra adds top performing flax variety to its proprietary seed offering
10 June 2009	■ News release: Viterra announces strong second quarter results ■ Financial statements and management's discussion and analysis for the six months ended 30 April 2009
19 May 2009	■ News release: ABB Grain and Viterra announce agreement to combine operations
13 May 2009	■ News release: Viterra closes subscription receipt offering
29 April 2009	■ News release: Viterra to issue subscription receipts
27 April 2009	■ News release: Talks confirmed between Viterra and ABB Grain
11 March 2009	■ News release: Viterra announces its first quarter financial results ■ Financial statements and management's discussion and analysis for the three months ended 31 January 2009 ■ Annual meeting of shareholders
13 February 2009	■ Notice of annual meeting and management information circular
13 February 2009	■ 2008 Annual Report
23 January 2009	■ Annual Information Form (dated as of 20 January 2009)
20 January 2009	■ News release: Viterra announces record performance in fiscal 2008 ■ Management's discussion and analysis for the year ended 31 October 2008 ■ Audited Financial Statements for the year ended 31 October 2008

Information about the Combined Group



4

4. Information about the Combined Group

4.1 Benefits of the ABB Grain and Viterra combination

ABB Grain and Viterra are each leading agricultural businesses in their respective home markets of Australia and Canada, operating across extremely complementary lines of business. The Australian and Canadian agricultural markets bear many similarities in relation to their crop profiles, as well as their major participants' transition from co-operative to corporate structures, while culturally the two countries share similar legal and political systems and values. The combination of the two businesses is expected to provide strategic and financial benefits to stakeholders in both regions, including the creation of value for new and existing shareholders.

Strategic benefits

Growing global trade, gateway to Asia

As outlined in the figure below, international grain trade is expected to increase significantly as population and income growth drive demand and import requirements in Asia, the Middle East and Africa, with net exports forecast to increase by 39% by 2018–2019 to meet the increased requirements. The combination of ABB Grain and Viterra will ideally position the Combined Group to benefit from greater exposure to increasing grain trade flows to support the growing import demand, as well as providing additional marketing and logistic arbitrage opportunities.

Combined Exports – Wheat, Barley, Canola

Source: FAPRI: U.S. and World Agricultural Outlook, 2009


million tonnes
39%
95.5
132.4
2007/08
2018/19

Access to largest export origination capability for core commodities

Taken together, Australia and Canada have the largest export origination capability for wheat, barley and canola as together they account for 37% of world grain exports of these commodities, surpassing that of the United States (see the figure below and to the right). The Combined Group will benefit from ABB Grain and Viterra being leading players in the Australian and Canadian markets. The combination will give the Combined Group local presence in Australia and Canada, while providing global influence in core commodity markets. The Combined Group will be able to capitalise on global arbitrage opportunities given ABB Grain's and Viterra's similar commodity mix and counter seasonal points of origin, better satisfying end use customers, both existing and new, with security of supply, quality and timing. The Combined Group's origination capability will be further enhanced as a result of the increased scale and market intelligence of the Combined Group, providing additional opportunities within Australia's deregulated wheat market.

World Grain Exports[16]

Source: FAPRI: U.S. and World Agricultural Outlook 2009

Historical Market Share


%
Canada
Australia
US
CIS
EU
100
80
60
40
20
0
99/00
00/01
01/02
02/03
03/04
04/05
05/06
06/07
07/08

World Grain Exports[16]
Source: FAPRI: U.S. and World Agricultural Outlook 2009

2007–2008 Market Share


Canada 25%
Australia 12%
CIS 21%
EU 9%
US 33%
37%

Cross pollination of best practices and leveraging new position

Given the complementary nature of ABB Grain's and Viterra's operations, benefits are expected through leveraging best practices between the organisations. For example, opportunities exist for the expansion of the rural services business in Australia, where ABB Grain can utilise Viterra's expertise and knowledge gained from its sizeable experience with and exposure to this segment in Canada.

ABB Grain is one of the largest malting companies in the world through Joe White Maltings, while, relative to ABB Grain's malting operations, Viterra's malting interest is less significant to the overall Viterra Group. The Combined Group's global malting business will be headquartered in and run out of Adelaide. The additional scale and financial capacity of the Combined Group will provide the ability to capitalise on opportunities in the malting business as they arise, regardless of geography.

Although the Western Canadian wheat and barley markets currently remain regulated through the CWB, the recent deregulation of the wheat and barley markets in Australia will provide additional insight and expertise should these markets ultimately become deregulated in Canada.

16 Includes wheat, barley and canola exports and excludes Argentinian Latin American trade.

4. Information about the Combined Group continued

Financial benefits

Geographic and business diversification

As illustrated in the figure below, the Combined Group will become more diversified from both a geographic and business perspective, including additional exposure to value added processing businesses. Diversification will reduce the concentration and proportionate earnings contribution from any one geographical area or business unit, while also providing a more consistent distribution of earnings throughout the year. Given the low climatic correlation between Australia and Canada, the Combined Group is expected to be less affected by regional weather conditions than either organisation individually.

ABB Grain LTM EBITDA[17]

- National Supply Chain 37%
- Joe White Malting 23%
- Rural Services 0%
- Grain Marketing 40%



Viterra LTM EBITDA[18]

- Grain Handling and Marketing 52%
- Agri-products 41%
- Agri-food Processing 4%
- Livestock Services 1%
- Financial Products 2%



Pro Forma LTM EBITDA[19]

- Grain Handling and Marketing (Canada) 41%
- Financial Products (Canada) 2%
- Grain Handling and Marketing (Australia) 15%
- Agri-products (Canada) 33%
- Agri-food Processing (Canada 4%, Australia 4%) 8%
- Livestock Services (Canada) 1%
- Rural Services (Australia) 0%



17 EBITDA for the 12 months ended 31 March 2009. Excludes Corporate and Other.

18 EBITDA for the 12 months ended 30 April 2009. Excludes Corporate.

19 Pro Forma LTM EBITDA for ABB Grain for the 12 months ended 31 March 2009 and Viterra for the 12 months ended 30 April 2009.

Increased financial scale

Relative to ABB Grain, the Combined Group will have a lower leverage ratio (see the figures below). In addition, the Combined Group's larger, more diverse operations are expected to enhance its position within global markets, across both grain origination and marketing and access to the capital markets. The strong combined balance sheet of the Combined Group is expected to provide additional stability to earnings and lower the group's overall risk profile, while positioning the Combined Group to capitalise on potential future growth opportunities.

Combined Net Debt/Total Cap (Book Value)[20,21]


C$ million
Net debt
Net debt/total cap
Book value of equity
30.1%
4.4%
2,995
3,350
2,190
999
1,152
818
430
100
ABB Grain
Viterra
Combined Group Maximum Cash Consideration
Combined Group Maximum Scrip Consideration

Combined Leverage[22]


3.8x
0.2x
2.0x
1.5x
ABB Grain
Viterra
Combined Group Maximum Cash Consideration
Combined Group Maximum Scrip Consideration

20 Based on average ABB net debt for last two reporting periods and an Australian dollar:Canadian dollar exchange rate on 29 July 2009 of 0.8896 and based on average Viterra short term debt for last four reporting periods with current cash and long term debt balances.

21 Maximum Cash Consideration and Maximum Scrip Consideration assumes that the Total Cash Pool, and the Total Scrip Pool, respectively, have been fully utilised.

22 Leverage defined as net debt divided by LTM EBITDA. Excludes synergies.

Opportunity for synergies

It is expected the Combined Group will achieve approximately $30 million in annual synergies from the combination of ABB Grain and Viterra, which management estimates will be fully realised over three years. Synergies are expected to be generated through a mixture of enhanced revenue opportunities and, to a lesser extent, cost efficiencies. Given the limited overlap between the current operations of the two groups and the future growth potential of the Combined Group, a larger proportion of the synergies are expected to be generated from enhanced revenue opportunities of the Combined Group as opposed to cost savings. As such, it is expected that duplication among employee positions will be minimal and it is currently anticipated that the Combined Group will retain a vast majority of ABB Grain's employees.

Revenue synergies will primarily be generated by leveraging the increased international scale, presence and market intelligence of the Combined Group, and are likely to result from:

(a) increased scale and balance sheet strength of the Combined Group leading to an increase in international grain marketing opportunities and the potential to enhance market share in Australian grain marketing;

(b) broader and more expansive origination capability and enhanced trading volumes leading to better insights, flexibility and optimisation within the Combined Group's key commodity markets;

(c) expanded customer base seeking to capitalise on the security of supply derived from the Combined Group's multiple origination capabilities;

(d) opportunities to cross sell existing products to the enlarged customer base of the Combined Group; and

(e) employment of reciprocal best practices to improve efficiencies.

Potential cost savings may be generated through:

(a) administrative savings including public company costs;

(b) more efficient use of global freight and logistics markets; and

(c) employment of reciprocal best practices to improve efficiencies.

4. Information about the Combined Group continued

ABB Grain Shareholders should note that the above synergies are expected based on the information on ABB Grain available from public sources and the information that Viterra obtained from ABB Grain in the course of its due diligence prior to the signing of the Implementation Agreement, as well as Viterra's own industry knowledge, previous integration experience, and benchmarking of information on ABB Grain. The realisation and timing of estimated synergies are subject to the integration and other risks described in Section 7 of Part B of this Scheme Booklet. Accordingly, no assurance can be given as to the timing or amount of these synergies.

ABB Grain Shareholders should note the transaction costs associated with the Scheme as set out in note (iv) to the pro forma financial information for the Combined Group in Section 4.6 below and should also be aware that, as described in note (iv), integration and transition costs associated with the combination of ABB Grain and Viterra have not yet been determined.

4.2 Operations, ownership and corporate governance of the Combined Group

(a) Overview of the Combined Group

There is currently very little overlap between the operations of ABB Grain and Viterra. As such, the Combined Group will continue to operate the assets of both groups largely as they do now, with the added benefit of the financial strength of the Combined Group.

Viterra is not currently planning any significant asset or operating rationalisation of the Combined Group following the implementation of the Scheme, and therefore the description of the assets of ABB Grain and Viterra, contained in Sections 2 and 3 of Part B of this Scheme Booklet respectively, is considered to provide an accurate outline of the operations and assets of the Combined Group across each geographical location.

The Combined Group will be a global leader in grain handling and marketing with a total of:

- 11.4 million tonnes storage capacity in 211 grain handling facilities (including 10 special crop processing facilities);
- 13 dedicated port facilities in South Australia and Canada;[23]
- 253 retail locations throughout Canada selling fertiliser, crop protection products and seed products, with a further six locations in Australia selling a similar range of agricultural inputs;
- 15 feed mills and pre-mix facilities with nominal capacity of 2.4 million tonnes per year; and
- nine malting plants with capacity to produce approximately 590,000 tonnes of malt per year.[24]

(b) Ownership of the Combined Group

Following implementation of the Scheme, ABB Grain Shareholders will collectively own between 11.8% and 21.1% by value of the Combined Group, depending on the Elections for Scheme Consideration made by ABB Grain Shareholders. Set out in the diagrams below is the ownership of the Combined Group based on two scenarios:

- the Total Cash Pool is fully utilised, such that the total Scheme Consideration paid to ABB Grain Shareholders comprises approximately $1.13 billion in cash and approximately 39.15 million Viterra Shares and Viterra CDIs; and
- the Total Scrip Pool is fully utilised, such that the total Scheme Consideration paid to ABB Grain Shareholders comprises approximately $751.69 million in cash and approximately 78.3 million Viterra Shares and Viterra CDIs.

Combined Ownership – Maximum Cash Pool


Viterra 71.3%
Subscription Receipts 16.9%
ABB Grain 11.8%

23 Including a 58.5% interest in the Prince Rupert port in Canada.
24 Including a 42.38% interest in the Prairie Malt facility in Canada.

Combined Ownership – Maximum Scrip Pool


Viterra 63.8%
Subscription Receipts 15.1%
ABB Grain 21.1%

(c) Board and Management of the Combined Group

Combined Group Board

Following implementation of the Scheme, the Combined Group Board will consist of 14 directors, comprised as follows:

Existing Viterra Directors

Each of the existing 10 Viterra Directors will continue as directors following implementation of the Scheme. Profiles for each of the existing Viterra Directors are set out in Section 3 of Part B of this Scheme Booklet.

Appointment of ABB Grain Directors to expanded Board

The Implementation Agreement provides that Viterra will invite four directors of ABB Grain to join the Combined Group Board, one of whom would be appointed as Deputy Chairman.

Viterra has consulted with ABB Grain, and ABB Grain and the Combined Group have agreed that Viterra will invite Messrs Perry Gunner, Max Venning, Paul Daniel and Kevin Osborn to become directors of Viterra and each of them has informed Viterra that they intend to accept the invitation. Mr Perry Gunner will be appointed Deputy Chairman. The four nominees from the ABB Grain Board will represent 29% of the Combined Group's directors, significantly higher than the 11.8% or 21.1% ownership of ABB Grain Shareholders implied respectively under the Maximum Cash Pool and Maximum Scrip Pool scenarios described in Section 4.2(b) above.

Profiles for each of Messrs Perry Gunner, Max Venning, Paul Daniel and Kevin Osborn are set out in Section 2 of Part B of this Scheme Booklet. Both Mr Max Venning and Mr Paul Daniel are grain growers and will bring the Australian grain grower perspective to the Viterra Board.

Viterra Directors are subject to nomination and re-election each year at Viterra's annual general meeting. Accordingly, the ABB Grain Directors appointed to the Viterra Board will also be subject to nomination and re-election at Viterra's next annual general meeting expected to be held in March 2010.

Details of Viterra's policies in relation to directors' fees are contained in Section 11.9 of Part B of this Scheme Booklet.

Senior management

Mayo Schmidt will continue as the Chief Executive Officer of the Combined Group. Management of the Combined Group's Canadian operations will not be affected by the transaction. Please refer to the management profiles set out in Section 3 of Part B of this Scheme Booklet for information relating to Mayo and Viterra's senior Canadian management team.

With the retirement of ABB Grain's Managing Director, the Combined Group will seek a new leader with a deep perspective of the Australian marketplace to lead the Combined Group's Australian, New Zealand and South East Asian operations. This individual will become a member of the Viterra CEO Council, which will also be comprised of the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President Corporate Development and Senior Vice President Food Processing Group. The Viterra CEO Council is charged with the development of the strategic and business plans of the Combined Group under the direction of the President and Chief Executive Officer. The Australian leader will play an integral role in developing the Combined Group's global strategic direction, providing an Australian market perspective in strategy development.

4. Information about the Combined Group continued

(d) Corporate governance of the Combined Group

ABB Grain has adopted corporate governance principles which are consistent with corporate governance guidelines issued by the ASX (located on www.asx.com.au).

A corporate governance regime also exists in Canada which is a combination of certain mandatory rules on disclosure and compliance as well as guidelines and recommendations as to best practices. As a "reporting issuer" (or the equivalent) in all of the provinces of Canada (see Section 3.15 of Part B of this Scheme Booklet), Viterra is required to disclose its corporate governance practices in a prescribed manner and is expected to comply with corporate governance guidelines to the fullest extent possible. These guidelines include recommendations with regards to the following:

- Board of directors: recommendations regarding independent directors, adoption of a Board mandate acknowledging responsibility for the stewardship of the company, development of clear positions on the Board, orientation and continued education of new directors, adoption of a code of business conduct and ethics, adoption of a process for director nominations, creation of a Compensation Committee, and assessment of the Board on a regular basis; and
- Audit Committee: recommendations regarding its charter, its composition, relevant education and experience, disclosure of exemptions where they have been relied upon, disclosure of Board not adhering to recommendations of the committee, description of pre-approval of policies and procedures, and disclosure of external auditor service fees.

Viterra's corporate governance disclosure and filings are available on SEDAR at www.sedar.com. In particular, Viterra provides annual disclosure with respect to its corporate governance practices in its management proxy circular. Copies of the mandates of the Viterra Board as well as Viterra's Nominating Committee, Corporate Governance Committee and Compensation Committee are attached to the same document. Viterra's Audit Committee Charter is reviewed and filed annually as an attachment to its Annual Information Form. These documents, as well as Viterra's Code of Business Conduct, are also available on Viterra's website at www.viterra.ca.

Following the Implementation Date, Viterra intends that the Combined Group will continue to comply with all mandatory corporate governance rules and endeavour to follow best practices.

4.3 Intentions for the Combined Group

(a) Available information

The following statements of intention are based on information concerning ABB Grain and Viterra known by Viterra at the time of preparation of this Scheme Booklet. Final decisions will only be reached by Viterra in light of additional knowledge through exposure to the business and material information and circumstances at the relevant time.

Accordingly, the statements set out in Section 4.3 are statements of Viterra's current intentions which are subject to change as new information becomes available or as circumstances change.

(b) Continuation of business

There is very little overlap between the current businesses of ABB Grain and Viterra. Therefore, Viterra does not expect to make any material changes to the ABB Grain business and intends to operate the assets of ABB Grain in largely the same manner as they are currently operated.

(c) Strategy and direction of the Combined Group

Assisted by its increased scale, diversification, strengthened balance sheet and global influence, the Combined Group intends, to the extent it will add value for shareholders, to:

(i) capitalise on global arbitrage opportunities given ABB Grain's and Viterra's similar commodity mix and counter seasonal points of origin, to better satisfy end customers, both existing and new, with security of supply, quality and timing;

(ii) leverage best practices between ABB Grain and Viterra to increase market intelligence, expand operations and increase market share;

(iii) impose greater global influence in core commodity markets; and

(iv) pursue growth opportunities through enhanced access to capital markets and, both internationally and more specifically in the Asia Pacific region, through organic means as well as through acquisitions, with particular focus on further consolidation in the Australian agri-business sector.

(d) Support for the port access undertaking

From 1 October 2009, in order to maintain ABB Grain's accreditation to export bulk wheat, ABB Grain will be under a regulatory obligation, as a provider of port services in South Australia, to provide access to these services to other exporters under access arrangements approved by the ACCC.

Viterra is aware of the draft access undertaking in relation to ABB Grain's port facilities that ABB Grain has given to the ACCC under Division 6 of Part IIIA of the *Trade Practices Act 1974* (Cth). Viterra has no objections to the draft access undertaking, as given to the ACCC, providing the basis for access to ABB Grain's port facilities. The undertaking will be legally enforceable and will provide the most rigorous regulatory oversight that bulk handlers have operated under in Australia.

The Combined Group will be committed to ensuring open access to its transport infrastructure, grains storage and port facilities. Generating efficiencies through the Australian supply chain can only come through handling greater volumes. The Combined Group will seek to maximise volumes through open and transparent access to its facilities. Viterra operates its existing Canadian port facilities with similar open and full access.

The Combined Group welcomes the opportunity to make a binding commitment regarding access to its port facilities and to continue working constructively with all suppliers and customers.

(e) Dividend policy of the Combined Group

Viterra does not currently have a dividend policy in place and does not currently pay a dividend given it has been focusing on growth opportunities. In the period immediately following implementation of the Scheme, the Combined Group will be focused on identifying and executing opportunities for growth that are expected to enhance value for shareholders.

Viterra understands that certain ABB Grain Shareholder groups are interested in the potential implementation of a dividend policy for the Combined Group. Viterra and its Board have listened carefully to these views and, as such, the Combined Group Board intends to assess the merits of a dividend policy following the implementation of the Scheme, taking into consideration these views.

Accordingly, at an appropriate point in time the Combined Group may introduce the payment of a dividend provided it is considered to be in the best interests of all shareholders and consistent with the Combined Group's strategic, financial and growth objectives.

(f) Viterra Australian Advisory Board

In addition to appointing four ABB Grain Directors to the Combined Group Board, Messrs Trevor Day, Ross Johns and Timothy Ryan, who will not become directors of the Combined Group following implementation of the Scheme, will join a Viterra Australian Advisory Board. Appointment to the Viterra Australian Advisory Board will be for an initial term of up to three years (subject to renewal). This will give the Combined Group the ongoing benefit of Messrs Trevor Day, Ross Johns and Timothy Ryan's experience and expertise.

4.4 Benefits for Australian growers

Viterra has a similar background, ethos and operational culture to those of ABB Grain, which is expected to result in a complementary cultural fit between the two organisations. Viterra, like ABB Grain, understands the importance of growers to the success of its business and will ensure the Combined Group maintains a strong focus on Australia and in providing excellent service quality, innovative products, well maintained infrastructure and focused education programs to ensure Australian growers are able to implement world best practices on their farms as efficiently and effectively as possible.

The key expected benefits for Australian growers are described below.

Stronger balance sheet and greater global reach supporting Australian grain demand

With what is expected to be one of the strongest balance sheets in the industry and an expanded international customer base, the Combined Group is expected to be more competitive in accumulating Australian grain, while increasing the demand for Australian originated grain production in the global market.

By combining Viterra's significant international marketing expertise of grains, oilseeds and specialty crops, with ABB Grain's reputation as a quality supplier of barley, wheat and pulses, the Combined Group will be in a better position to support the interests of Australian farmers internationally, bringing with it the potential to secure long term customer demand for their products.

4. Information about the Combined Group continued

Removal of volume variation charge
Subject to the implementation of the Scheme, Viterra will extend its Canadian grain volume insurance program to include the ABB Grain Group. While ABB Grain has previously investigated such insurance, it was not economical for ABB Grain to obtain such coverage on a stand alone basis. This coverage is expected to reduce the potential financial impact on ABB Grain should adverse weather conditions affect grain receivals in the future. This insurance is available in relation to ABB Grain as a result of the financial strength and reduced risk profile of the Combined Group.

Given the new insurance program, the Combined Group will be in a position to eliminate the ABB Grain volume variation charge, which will remove grower exposure to this charge during difficult crop years. Subject to the Scheme proceeding, the volume variation charge will be discontinued following implementation of the Scheme.

Knowledge and buying power to support rural services expansion
Viterra is the largest purchaser of seed, fertiliser and crop protection products in Canada, purchasing, for example, approximately 1.5 million tonnes of fertiliser per year. This will ideally position the Combined Group to expand and accelerate its current product offerings to Australian growers by providing significant buying power, knowledge and expertise to ABB Grain's rural service business. By leveraging Viterra's supply chain relationships, the Combined Group is expected to deliver these products and services to Australian growers as economically as possible.

Significant Australian presence and representation in the Combined Group
The Combined Group will continue to maintain a strong Australian influence from a corporate governance perspective, with the addition to the Combined Group Board of four members from the ABB Grain Board (with one to be appointed Deputy Chairman), two of whom are growers.

As noted in Section 4.2(c) above, the Combined Group will seek a new leader with a deep perspective of the Australian marketplace to lead the Combined Group's Australian, New Zealand and South East Asian operations. This individual will become a member of the Viterra CEO Council, the group of executives charged with the development of the strategic and business plans of the Combined Group under the direction of the President and Chief Executive Officer, and will play an integral role in executing the Combined Group's global strategic direction, providing an Australian market perspective in strategy development.

Adelaide will be the headquarters for the Combined Group's Australian, New Zealand and South East Asian operations. Adelaide will also be the worldwide headquarters of the company's malt business and South Australia will serve as the centre of excellence for barley marketing and barley research and development.

The significant Australian presence of Combined Group employees, including those with key management roles, will allow growers to maintain ties with those responsible for the business decisions in the region who will also have direct access to key Combined Group management in Canada. It is expected that this will allow growers to interact with the Combined Group without any discernible difference to their current day to day interaction with ABB Grain.

Commitment to continued investment in infrastructure
Viterra shares ABB Grain's view that efficient and well maintained grain handling infrastructure is vitally important to grower customers and to the success of its business. ABB Grain has established an extensive and well maintained grain receival and handling system. Viterra will ensure that maintenance of this efficient and cost effective infrastructure base in Australia remains a key focus of the Combined Group.

In addition, Viterra will work with ABB Grain to identify programs aimed at further improving the efficiency with which grain is moved to market. In Canada, Viterra has committed significant capital to upgrade the efficiency of its facilities. Recent examples of such programs include:

- increasing the number of its grain handling facilities with the ability to load 100 car trains from 33 facilities in 2007 to 40 facilities in 2009 inclusive of recently approved capital projects;
- making significant investment in the latest technology such as drying, cleaning, colour sorting and quality control systems, allowing Viterra to maximise the marketability of Western Canadian grains, oilseeds and pulses, increasing returns to growers; and
- investing more than C$500,000 in improving quality control at Agricore United following the acquisition of that company by Viterra. Viterra has spent C$300,000 on training alone for quality control staff in the country since the acquisition.

Commitment to excellence in research and development

Building on Viterra's years of experience in plant breeding and research and development capabilities, together with ABB Grain's support of the Waite Campus at the University of Adelaide, the Combined Group will support specific barley research and programming including in areas such as breeding, genetics, physiology, agronomy, malting, brewing quality, functional genomics, proteomics and metabolomics.

Viterra will integrate its research and development efforts in canola, flax and barley into the Combined Group and will seek to commercialise its 10 years of Australian canola experience with Agriculture Victoria.

- The Combined Group will benefit from the collective expertise within the group in malting and brewing research, and will build on its commitment to ongoing research and development in Australia. The objective will be to source the best agronomic varieties for growers while meeting the strict quality requirements of end use customers. Through strong relationships with breeders in Canada and Australia, the Combined Group expects to facilitate research collaborations that will be of benefit to farmers in both countries.
- The Combined Group will capitalise on Viterra's canola breeding program and continue its germplasm development to create a new crop option for Australian growers. Juncea canola is expected to significantly increase the production of canola oil in Australia, which has the potential to result in it becoming the preferred break crop option for growers in low rainfall areas and for late sowing in higher rainfall environments.
- Viterra will maintain ABB Grain's partnership with the South Australian Resources and Development Institute to jointly promote and invest in the development of oat milling varieties.

Grower education and employee skill development

Viterra is actively engaged in grower education in Canada and will strongly align with Australian growers' interests through the provision of new products, services and programs in Australia. The Combined Group will:

- commit annual funding of $1.0 million to grower education initiatives in Australia; and
- work with local growers to develop a program that best meets their unique needs for training on global best practice farming techniques, farm business management skills, commodity marketing and other programs aimed at advancing the business of farming in Australia.

In order to provide superior customer service to growers, it will be important that the employees of the Combined Group are provided with the best possible training and information on industry developments. In order to achieve this, the Combined Group will offer a variety of programs to employees including the establishment of a healthy lifestyle program in Australia and the immediate implementation of Viterra's employee communication protocols, which aim to ensure all employees are kept up to date with the latest developments (including quarterly meetings with the Chief Executive Officer). Viterra's extensive employee programs are aimed at improving the performance culture on which Viterra prides itself. Viterra also plans to implement in Australia its talent management and workforce planning programs to ensure all employees are given every opportunity to succeed while also being incentivised to focus on customer service across the supply chain.

The Combined Group will develop opportunities for international professional development for employees to ensure that the Combined Group benefits from cross pollination of skills and expertise. The Combined Group's employee development programs will be designed to ensure the very best skills, techniques and ideas from Canada and Australia can be used to improve the efficiency and farm management techniques of Australian growers.

Experience with emerging issues

Two major issues that Australian farmers will face in the short term are the impact of carbon related legislative developments and the production and storage of genetically modified crops.

Viterra has experience in dealing with both issues in Canada. Firstly, Viterra has structured an active carbon trading platform enabling growers to receive credits for reducing greenhouse gases through reduced and no till farming practices. Secondly, genetically modified products have been produced in Canada since the early 1990s and Viterra has been at the forefront of developing a supply chain that deals with managing customer expectations as well as enabling growers to capitalise on industry advances.

This leadership and experience will be beneficial to Australian growers as the full impact of these critical issues is felt in Australian agriculture in the coming years.

4. Information about the Combined Group continued

4.5 ABB Grain's syndicated facility agreement

ABB Grain is primarily funded by a syndicated facility arrangement with six major bank lenders. Certain events are prohibited within the terms of this facility arrangement, including a change of control event. A change of control event would include the proposed acquisition of ABB Grain Shares by Viterra Australia under the Scheme.

ABB Grain has obtained the consent of its lenders to waive the relevant clauses which prohibit a change of control of ABB Grain, subject to the Scheme and the Constitutional Amendment being approved by ABB Grain Shareholders.

If the Scheme does not proceed, a change of control event will not occur and the ABB Grain syndicated facility will continue to operate on its current terms.

4.6 Pro Forma Historical Financial Information

(a) Introduction

This Section 4.6 contains pro forma financial information for the Combined Group consisting of an unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of earnings.

The unaudited pro forma consolidated balance sheet as at 30 April 2009 and unaudited pro forma consolidated statement of earnings for the six months ended 30 April 2009 and for the year ended 31 October 2008 (collectively the **Pro Forma Statements**) have been prepared in accordance with C-GAAP, for illustrative purposes only, to show the effect of the Scheme and the private placement of subscription receipts announced by Viterra on 29 April 2009 as if these events had occurred as at 30 April 2009 for the purposes of the pro forma consolidated balance sheet and as at 1 November 2007 for the purposes of the pro forma consolidated statements of earnings.

Under C-GAAP, the identified acquirer is required to account for a business combination and present consolidated financial statements. The identified acquirer in relation to the Scheme is Viterra and, as such, consolidated financial information for the Combined Group will be presented by Viterra in C-GAAP for future statutory financial reporting purposes. The Pro Forma Statements have therefore been presented in accordance with C-GAAP as if the transaction occurred on 1 November 2007 or 30 April 2009 (as the case may be), as this provides ABB Grain Shareholders information on a basis consistent with the Combined Group's future reporting framework.

The unaudited pro forma consolidated balance sheet as at 30 April 2009 and the unaudited pro forma consolidated statement of earnings for the six months ended 30 April 2009 and for the year ended 31 October 2008 have been prepared using the following information:

(i) unaudited interim consolidated financial statements of Viterra as at and for the six months ended 30 April 2009;

(ii) audited consolidated financial statements of Viterra as at and for the year ended 31 October 2008;

(iii) unaudited interim consolidated financial statements of ABB Grain as at and for the six months ended 31 March 2009 (these financial statements were subject to a review in accordance with Australian Auditing Standards on Review Engagements ASRE 2410 Review of an Interim Financial Report by the independent auditor of ABB Grain);

(iv) audited consolidated financial statements of ABB Grain as at and for the year ended 30 September 2008; and

(v) such other supplementary information as was considered necessary to reflect the Scheme in the Pro Forma Statements.

The information relating to ABB Grain included in the Pro Forma Statements was derived primarily from publicly available documents supplemented by information provided by ABB Grain. The financial information for ABB Grain included in the Pro Forma Statements is not contemporaneous with the Viterra information in the Pro Forma Statements. The financial information for ABB Grain included in the unaudited pro forma consolidated balance sheet represents ABB Grain's position as at 31 March 2009 and the information for ABB Grain included in the unaudited pro forma consolidated statement of earnings for the six months ended 30 April 2009 and for the year ended 31 October 2008 represents ABB Grain's consolidated results for the six months ended 31 March 2009 and for the year ended 30 September 2008 respectively. No adjustments have been made in the Pro Forma Statements for this difference in reporting periods.

For the purposes of the Pro Forma Statements, the purchase method of accounting has been used to account for the Scheme. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Pro Forma Statements do not include anticipated financial benefits from such items as revenue synergies or cost savings arising from the Scheme nor do the Pro Forma Statements include the portion of the restructuring and integration costs to be incurred by Viterra.

Certain elements of the ABB Grain financial statements have been reclassified to conform to the financial statement presentation used by Viterra. Amounts reclassified on the ABB Grain consolidated balance sheet include, but are not limited to, other financial assets, trade and other receivables, goodwill, other financial liabilities, provisions, other liabilities and current tax liabilities. Amounts reclassified on the consolidated statement of earnings include, but are not limited to, sales and other operating revenues, financing expenses and provision for corporate income taxes. These reclassifications are included in the column "C-GAAP Adjustments" in the Pro Forma Statements and are described further below.

ABB Grain's historical information was prepared using A-IFRS, which differs in certain material respects from C-GAAP. These differences as they relate to ABB Grain have been quantified and included in the Pro Forma Statements. These differences are included in the column "C-GAAP Adjustments" in the Pro Forma Statements and are described in more detail below. Viterra is required to transition to IFRS commencing with its quarter ending 31 January 2012 in accordance with an announcement from the Canadian Accounting Standards Board. The potential impact of Viterra's transition to IFRS on the Pro Forma Statements is detailed further below and should be read in conjunction with the Pro Forma Statements.

The Australian dollar to Canadian dollar exchange rate used to convert ABB Grain information as of 31 March 2009 was 0.8712. The average Australian dollar to Canadian dollar exchange rates used to convert information for the year ended 30 September 2008 and for the six month period ended 31 March 2009 were 0.9147 and 0.8196, respectively.

It is Viterra's opinion that these Pro Forma Statements present, in all material respects, the transaction as described below, in accordance with C-GAAP. The significant accounting policies used in the preparation of these Pro Forma Statements are consistent with Viterra's accounting policies for the year ended 31 October 2008, except for changes in accounting policies as outlined in the unaudited interim consolidated financial statements of Viterra as at and for the six months ended 30 April 2009. In preparing the Pro Forma Statements, a review was undertaken to identify Viterra and ABB Grain accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after the implementation of the Scheme. The Pro Forma Statements are not intended to reflect the results of operations or the financial position that would have actually resulted had the Scheme been affected on the dates indicated, or the results that may be obtained in the future. If the transaction had occurred in the past, the Combined Group's financial position and earnings would likely have been different from that presented in the Pro Forma Statements. Due to the nature of Pro Forma information, it may not give a true picture of the Combined Group's financial position and earnings and may not be indicative of the future financial performance of the Combined Group.

The purchase price allocation is based upon ABB Grain's preliminary estimate of fair value of assets acquired and liabilities assumed and the amounts may differ significantly based upon an independent valuation.

The Pro Forma Statements should be read in conjunction with the rest of this Scheme Booklet, the consolidated financial statements and related notes of Viterra and ABB Grain referenced above and other information that Viterra and ABB Grain have filed with the TSX and Canadian Securities Regulators, through SEDAR and ASIC and the ASX, respectively.

Deloitte Touche Tohmatsu has prepared an Investigating Accountant's Report in relation to the Pro Forma Statements. A copy of the report is included in Section 9 of Part B of this Scheme Booklet.

4. Information about the Combined Group continued

(b) Combined Group unaudited pro forma consolidated balance sheet
Unaudited Pro Forma Consolidated Balance Sheet
As at 30 April 2009

	ABB Grain A-IFRS A$ millions	C-GAAP Adjustments A$ millions	Note ref.	ABB Grain C-GAAP A$ millions	ABB Grain C-GAAP C$ millions	Viterra C-GAAP C$ millions	Scheme Adjustments C$ millions	Note ref.	Pro Forma Consolidated C$ millions
ASSETS									
Current Assets									
Cash and cash equivalents	57.2	–		57.2	49.8	73.1	(35.1)	(iv)	70.7
							(17.1)	(iv)	
Short term investments	–	–		–	–	592.3	450.0	(i)	353.2
							(20.0)	(vi)	
							(669.1)	(i)	
Accounts receivable	311.4	(30.2)	(ii)(A)	293.1	255.3	704.4	–		959.7
		57.3	(ii)(B)						
		(45.4)	(ii)(G)						
Inventories	490.6	–		490.6	427.4	1,173.4	–		1,600.8
Prepaid expenses and deposits	–	30.2	(ii)(A)	30.2	26.3	81.5	–		107.8
Other financial assets	57.3	(57.3)	(ii)(B)	–	–	–	–		–
Future income taxes	–	15.2	(ii)(I)	15.2	13.2	53.8	–		67.0
Total current assets	916.5	(30.2)		886.3	772.0	2,678.5	(291.3)		3,159.2
Investments	–	1.9	(ii)(D)	1.9	1.7	7.9	–		9.6
Property, Plant and Equipment	665.7	–		665.7	580.0	1,133.4	166.6	(iii)(B)	1,880.0
Trade and Other Receivables	9.5	(9.5)	(ii)(C)	–	–	–	–		–
Other Financial Assets	2.3	(2.3)	(ii)(D)	–	–	–	–		–
Other Long-Term Assets	–	9.5	(ii)(C)	9.9	8.6	61.3	–		69.9
		0.4	(ii)(D)						
Goodwill	–	362.9	(ii)(E)	362.9	316.2	302.2	(316.2)	(iii)(A)	950.6
							648.4	(iii)	
Intangible Assets	400.5	(362.9)	(ii)(E)	37.6	32.8	26.5	–		59.3
Future Income Taxes	0.3	0.3	(ii)(I)	0.6	0.5	4.0	1.3	(iii)(E)	5.8
Total Assets	**1,994.8**	**(29.9)**		**1,964.9**	**1,711.8**	**4,213.8**	**208.8**		**6,134.4**

Unaudited Pro Forma Consolidated Balance Sheet
As at 30 April 2009

	ABB Grain A-IFRS A$ millions	C-GAAP Adjustments A$ millions	Note ref.	ABB Grain C-GAAP A$ millions	ABB Grain C-GAAP C$ millions	Viterra C-GAAP C$ millions	Scheme Adjustments C$ millions	Note ref.	Pro Forma Consolidated C$ millions
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current Liabilities									
Bank indebtedness	–	–		–	–	0.1	–		0.1
Short term borrowings	359.4	–		359.4	313.1	91.2	–		404.3
Accounts payable and accrued liabilities	92.0	18.9	(ii)(F)	149.7	130.4	994.2	15.1	(iii)(C)	1,202.8
		38.2	(ii)(F)				63.1	(i)	
		0.6	(ii)(H)						
Other financial liabilities	45.4	(45.4)	(ii)(G)	–	–	–			–
Provisions	18.9	(18.9)	(ii)(F)	–	–	–			–
Other	38.2	(38.2)	(ii)(F)	–	–	–			–
Long term debt due within one year	–			–	–	18.5			18.5
Current tax liabilities	0.6	(0.6)	(ii)(H)	–	–	–			–
Future income taxes	–	8.4	(ii)(I)	8.4	7.3	–	–		7.3
Total current liabilities	554.5	(37.0)		517.5	450.8	1,104.0	78.2		1,633.0
Long Term Debt	302.2	–		302.2	263.3	682.7	–		946.0
Other Long Term Liabilities	1.3	–		1.3	1.1	75.8	–		76.9
Future Income Taxes	14.0	7.1	(ii)(I)	21.1	18.4	160.9	(5.2)	(iv)	160.2
							(5.8)	(vi)	
							(8.1)	(iii)(E)	
Total liabilities	872.0	(29.9)		842.1	733.6	2,023.4	59.1		2,816.1
Shareholders' Equity									
Share capital	1,019.9			1,019.9	888.5	1,883.3	(888.5)	(v)	3,025.4
							692.1	(i)	
							450.0	(i)	
Reserves	(14.5)			(14.5)	(12.6)		12.6	(v)	–
Contributed surplus	–			–	–	2.4			2.4
Accumulated other comprehensive income	–			–	–	(14.6)			(14.6)
Retained earnings	117.4			117.4	102.3	319.3	(102.3)	(v)	305.1
							(14.2)	(vi)	
Total shareholders' equity	1,122.8	–		1,122.8	978.2	2,190.4	149.7		3,318.3
Total Liabilities and Shareholders Equity	**1,994.8**	**(29.9)**		**1,964.9**	**1,711.8**	**4,213.8**	**208.8**		**6,134.4**

4. Information about the Combined Group continued

(c) Combined Group unaudited pro forma consolidated statement of earnings

Unaudited Pro Forma Consolidated Statement of Earnings

For the 12 months ended 31 October 2008

	ABB Grain A-IFRS A$ millions	C-GAAP Adjustments A$ millions	Note ref.	ABB Grain C-GAAP A$ millions	ABB Grain C-GAAP C$ millions	Viterra C-GAAP C$ millions	Scheme Adjustments C$ millions	Note ref.	Pro Forma Consolidated C$ millions
Sales and other operating revenues	2,259.0	(9.4)	(ii)(J)	2,249.6	2,057.7	6,777.5	–		8,835.2
Cost of sales	(1,945.0)	–		(1,945.0)	(1,779.1)	(5,750.7)			(7,529.8)
Gross profit and net revenues from services	314.0	(9.4)		304.6	278.6	1,026.8	–		1,305.4
Operating, general and administrative expenses	(163.3)	–		(163.3)	(149.4)	(494.2)	–		(643.6)
EBITDA	150.7	(9.4)		141.3	129.2	532.6	–		661.8
Amortisation	(31.6)	–		(31.6)	(28.9)	(106.8)	(4.8)	(vii)	(140.5)
EBIT	119.1	(9.4)		109.7	100.3	425.8	(4.8)		521.3
Gain on disposal of assets	–	–		–	–	1.3	–		1.3
Integration expenses	–	–		–	–	(14.6)			(14.6)
Recovery of pension settlement	–	–		–	–	3.3	–		3.3
Financing expenses	(48.2)	9.4	(ii)(J)	(38.8)	(35.5)	(37.8)	–		(73.3)
EBT	70.9	–		70.9	64.8	378.0	(4.8)		438.0
Provision for corporate income taxes									
Current	(22.1)	10.0	(ii)(K)	(12.1)	(11.1)	(19.4)	–		(30.5)
Future	–	(10.0)	(ii)(K)	(10.0)	(9.1)	(70.3)	–		(79.4)
Net Earnings	**48.8**	**–**		**48.8**	**44.6**	**288.3**	**(4.8)**		**328.1**
Basic and Diluted Earnings Per Share						**C$1.31**			**C$0.93**
Number of shares outstanding (million)						237.0	134.5	(viii)(ix)	371.5
Weighted average shares outstanding (million)						219.8	134.5	(viii)(ix)	354.3

Unaudited Pro Forma Consolidated Statement of Earnings
For the six months ended 30 April 2009

	ABB Grain A-IFRS A$ millions	C-GAAP Adjustments A$ millions	Note ref.	ABB Grain C-GAAP A$ millions	ABB Grain C-GAAP C$ millions	Viterra C-GAAP C$ millions	Scheme Adjustments C$ millions	Note ref.	Pro Forma Consolidated C$ millions
Sales and other operating revenues	1,358.2	(2.9)	(ii)(J)	1,355.3	1,110.8	2,989.8	–		4,100.6
Cost of sales	(1,186.1)	–		(1,186.1)	(972.1)	(2,654.2)	–		(3,626.3)
Gross profit and net revenues from services	172.1	(2.9)		169.2	138.7	335.6	–		474.3
Operating, general and administrative expenses	(97.0)	–		(97.0)	(79.5)	(256.6)			(336.1)
EBITDA	75.1	(2.9)		72.2	59.2	79.0	–		138.2
Amortisation	(17.7)	–		(17.7)	(14.5)	(50.8)	(2.4)	(vii)	(67.7)
EBIT	57.4	(2.9)		54.5	44.7	28.2	(2.4)		70.5
Gain (loss) on disposal of assets	–	–		–	–	(8.2)	–		(8.2)
Integration expenses	–	–		–	–	(3.7)	–		(3.7)
Financing expenses	(17.6)	2.9	(ii)(J)	(14.7)	(12.0)	(21.5)	–		(33.5)
EBT	39.8	–		39.8	32.7	(5.2)	(2.4)		25.1
Provision for corporate income taxes									
Current	(10.1)	(7.8)	(ii)(K)	(17.9)	(14.7)	(0.1)			(14.8)
Future	–	7.8	(ii)(K)	7.8	6.4	(1.3)			5.1
Net Earnings (Loss)	**29.7**	**–**		**29.7**	**24.4**	**(6.6)**	**(2.4)**		**15.4**
Basic and Diluted Earnings (Loss) Per Share						**C$(0.03)**			**C$0.04**
Number of shares outstanding (million)						237.0	134.5	(viii)(ix)	371.5
Weighted average shares outstanding (million)						237.0	134.5	(viii)(ix)	371.5

4. Information about the Combined Group continued

(d) Notes to the unaudited Pro Forma Statements

All amounts in these notes are in Canadian dollars (**C$**) unless otherwise stated. The description of the amounts payable as Standard Consideration below have been set out using Canadian dollars due to the fact that the pro forma accounts for the Combined Group have been prepared in Canadian dollars. The Cash Consideration payable under the Scheme is denominated in Australian dollars and any Cash Consideration will be paid in Australian dollars.

(i) Under the Scheme, ABB Grain Shareholders (other than Ineligible Foreign ABB Grain Shareholders) can elect to receive one of three Scheme Consideration alternatives as detailed in Section 5 of Part B of this Scheme Booklet. ABB Grain Shareholders will be required to elect their preferred alternative from the following:

- Standard Consideration;
- Maximum Scrip Consideration; or
- Maximum Cash Consideration.

The Pro Forma Statements have been presented assuming all ABB Grain Shareholders elect to receive the Standard Consideration alternative. The Standard Consideration alternative was chosen as the underlying assumption as there is no definitive indication at this time to conclude whether ABB Grain Shareholders will be likely to elect Maximum Scrip Consideration or Maximum Cash Consideration.

Based on the assumption that all ABB Grain Shareholders elect the Standard Consideration alternative (which in any event would also be equivalent to all ABB Grain Shareholders electing the Maximum Scrip Consideration alternative[25]) and the assumptions described below, approximately 78.3 million Viterra Shares would be issued, at an ascribed price of C$8.84 per share, plus C$669.1 million of cash would be paid to acquire the outstanding ABB Grain Shares, representing an aggregate value of C$1,361.2 million, plus estimated transaction costs incurred by Viterra of C$35.1 million. ABB Grain also intends to pay a fully franked special cash dividend of C$0.37 per ABB Grain Share for a total of C$63.1 million. This amount has been included in the Pro Forma Statements with Accounts payable and accrued liabilities.

To assist with the financing of the cash portion of the Scheme Consideration, Viterra has raised a total of C$450.0 million of cash by issuing 56.25 million subscription receipts, by way of private placement.

For comparative purposes, assuming all ABB Grain Shareholders elect the Maximum Cash Consideration alternative, only 39.2 million Viterra Shares would be issued reducing total shareholders' equity by C$346 million as at 30 April 2009. The payment of the Cash Consideration would reduce short term investments by C$335.4 million as at 30 April 2009 and there would be an incremental reduction to goodwill of C$10.8 million. The gearing ratio (net debt/(net debt plus equity)) would increase from 0.28 in the Standard Consideration alternative to 0.30.

The Pro Forma Statements assume the following:

(A) the total number of outstanding ABB Grain Shares is 172.8 million as at 30 April 2009 and all of these ABB Grain Shares will be acquired by Viterra Australia under the terms of the Scheme;

(B) for purposes of calculating the purchase consideration used in the Pro Forma Statements, the price of Viterra Shares to be issued is assumed to be C$8.84, which represents the average closing share price of Viterra Shares on the TSX two days before and two days after 19 May 2009, and an Australian dollar to Canadian dollar exchange rate of 0.8901,.which represents the closing quoted rate in Australia on 18 May 2009, prior to the issuance of the press release on 19 May 2009 announcing the signing of an Implementation Agreement by ABB Grain, Viterra and Viterra Australia; and

(C) Viterra raised C$450.0 million of cash by issuing 56.25 million subscription receipts by way of private placement at a price per receipt of C$8.00, each receipt entitling the holder, on the exchange thereof, to receive one Viterra Share upon the acquisition by Viterra, on or before 30 November 2009, of ABB Grain Shares pursuant to the Scheme.

25 If all ABB Grain Shareholders as at the Scheme Record Date elect Maximum Scrip Consideration, scaling back would be necessary and would result in such shareholders receiving $4.35 cash ($4.76 cash inclusive of the ABB Grain Special Dividend) and 0.4531 Viterra Shares or Viterra CDIs per ABB Grain Share which is the same as the Standard Consideration alternative – refer to Section 5 of Part B of this Scheme Booklet for further details.

(ii) ABB Grain prepares its consolidated financial statements in accordance with A-IFRS. A-IFRS differs in certain material respects from C-GAAP, as they relate to ABB Grain. These differences and the effect of the adjustments necessary to present ABB Grain's consolidated balance sheet and consolidated statement of earnings in accordance with C-GAAP, including reclassification differences to conform to Viterra's financial statement presentation, as at 31 March 2009, for the six months ended 31 March 2009 and for the year ended 30 September 2008 are detailed below:

(A) to reclassify prepayments and security deposits included in Accounts receivable to Prepaid expenses and deposits;

(B) to reclassify Other financial assets, comprising interest rate swaps, commodity and freight forward contracts and foreign exchange currency forward contracts, to Accounts receivable;

(C) to reclassify Trade and Other Receivables, consisting of long-term accounts receivable, to Other Long-Term Assets;

(D) to reclassify Other Financial Assets, consisting of investments at cost and other assets available for sale, to Investments and Other Long Term Assets, respectively;

(E) to reclassify goodwill included in Intangibles to Goodwill;

(F) to reclassify Provisions, consisting of employee benefits, workers compensation and other, and Other, consisting of revenue received in advance, advances from customers and deferred income, to Accounts payable and accrued liabilities;

(G) to reclassify Other financial liabilities, comprising interest rate swaps, commodity and freight forward contracts and foreign exchange currency forward contracts, to Accounts receivable;

(H) to reclassify Current tax liabilities to Accounts payable and accrued liabilities;

(I) to reflect the Future Income Taxes liability, which is recorded net under A-IFRS, as gross current and non-current future income tax assets and liabilities as required by C-GAAP;

(J) to reclassify interest revenue, included in Sales and other operating revenues, to Financing expenses; and

(K) to reclassify the future income taxes component of the Provision for corporate income taxes to Future income taxes.

(iii) For the purposes of the Pro Forma Statements, the Scheme is accounted for using the purchase method of accounting.

	C$ millions
Total purchase consideration	
Purchase price	
Cash for ABB Grain Shares – Note (i)	669.1
Viterra Shares	692.1
	1,361.2
Estimated Viterra transaction costs – Note (iv)	35.1
	1,396.3
Net balance sheet assets acquired	
Carrying value of ABB Grain's net balance sheet assets prior to the implementation of the Scheme	978.2
Estimated ABB Grain transaction costs, net of income taxes – Note (iv)	(11.9)
Estimated fair value adjustments, net of income taxes	(218.4)
Estimated fair value of net balance sheet assets acquired	747.9
Goodwill	648.4

4. Information about the Combined Group continued

The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the Scheme) and liabilities acquired based on their estimated fair value. The preliminary purchase price allocation is based upon ABB Grain's estimate of the fair value of assets acquired and liabilities assumed and the amounts may differ significantly based upon the results of an independent valuation to be completed in conjunction with the Combined Group's management at the final transaction date. Certain fair value adjustments to the ABB Grain balance sheet in connection with the Scheme are described in subparagraphs (A) to (E) below. The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with the capitalised transaction costs, is allocated to goodwill. Separately identified intangible assets may also be recognised upon the finalisation of the transaction and may include, but are not limited to, brands and rights.

The estimated fair market value of ABB Grain's assets acquired and liabilities assumed was primarily based on publicly available information supplemented by information determined by ABB Grain management. The actual adjustments will depend on a number of factors, including differences in accounting policies and practices, the results of an independent valuation at the Implementation Date and changes in the financial position and market value of net balance sheet assets and operating results of ABB Grain between 30 April 2009 and the Implementation Date. All such adjustments at the Implementation Date will be included in the final purchase price allocation. The adjustments will likely affect the value of assets, liabilities or goodwill and any such adjustments may be material. The following acquisition adjustments, including fair market value adjustments, have been made:

(A) fair value adjustments include the elimination of ABB Grain's existing goodwill of C$316.2 million;

(B) as part of the fair value adjustments, ABB Grain's Property, Plant and Equipment having a carrying value of C$580.0 million, has been increased by C$166.6 million. This increase represents ABB Grain management's preliminary estimate of the fair value related to those assets;

(C) as part of the fair value adjustments, ABB Grain's Accounts payable and accrued liabilities have been increased by C$15.1 million to reflect the accrual of the 31 March 2009 interim dividend payable by ABB Grain on 30 June 2009;

(D) ABB Grain's capitalised development costs of C$16.5 million, which are part of Intangible Assets, are being reviewed by management to determine if any fair value adjustments are required. At this time no decisions have been made that would result in a change to the fair value of these assets. To the extent that the fair value of capitalised development costs of ABB Grain changes in the period to the Implementation Date, this will also result in changes to the amount of future tax liabilities and goodwill recognised; and

(E) fair value adjustments include the elimination of ABB Grain's existing future income tax assets and liabilities. After all the fair value adjustments, the accounting and tax values of ABB Grain Property, Plant and Equipment are anticipated to be the same. As a result, only C$9.4 million related to the fair value adjustment for Property, Plant and Equipment has been eliminated.

(iv) As a result of the Scheme, ABB Grain will incur estimated transaction costs of C$11.9 million after income taxes of C$5.2 million. These costs are assumed to be paid out of Cash and cash equivalents. The estimated transaction costs incurred by Viterra of C$35.1 million are assumed to be paid out of Cash and cash equivalents. The total transaction costs are included in the purchase consideration – see Notes (i) and (iii). In addition, estimated restructuring/integration costs have not yet been determined. Any identified restructuring/integration costs will be included in Accounts payable and accrued liabilities at the Implementation Date.

Estimated transition costs to be incurred by Viterra and ABB Grain to combine the two companies have not yet been determined. Any identified combination transition costs will be recorded as an expense in the consolidated statement of earnings of Viterra or capitalised and amortised following the implementation of the Scheme. The impacts of this are excluded from the pro forma consolidated statements of earnings.

(v) The ABB Grain Shareholders' Equity, comprised of Share capital, Retained earnings and Reserves, have been eliminated to reflect the effect of the Scheme.

(vi) As a result of the Scheme, Viterra will incur estimated costs of C$1.0 million after income taxes of C$0.4 million related to the costs of qualifying and issuing Viterra Shares under the Scheme in exchange for ABB Grain Shares. In addition, Viterra will incur estimated costs of C$13.2 million after income taxes of C$5.4 million related to the funds raised through a private placement of subscription receipts. These costs will be recorded as a charge to retained earnings in accordance with Viterra's accounting policy.

The pro forma adjustment to the consolidated statement of earnings for the six months ended 30 April 2009 and for the year ended 31 October 2008 includes the following:

(vii) Adjusted amortisation expense related to the acquired property, plant and equipment of ABB Grain on the assumption that the Scheme had taken place at the beginning of the relevant financial period. These assets have been restated at their estimated fair values and amortised over the remaining useful life of the assets.

Pro forma basic and diluted earnings per Viterra Share for the six months ended 30 April 2009 and for the year ended 31 October 2008 have been calculated based on the estimated weighted average number of Viterra Shares on a pro forma basis, as described below:

(viii) The weighted average number of Viterra Shares outstanding is 237.0 million for the six months ended 30 April 2009 and 219.8 million for the year ended 31 October 2008.

(ix) The pro forma weighted average number of Viterra Shares outstanding after giving effect to the Scheme is 371.5 million for the six months ended 30 April 2009 and 354.3 million for the year ended 31 October 2008. The weighted average number of Viterra Shares outstanding reflects the issuance of the 134.5 million Viterra Shares as described in Note (i).

For comparative purposes, assuming all ABB Grain Shareholders elect the Maximum Cash Consideration alternative, the pro forma weighted average number of Viterra Shares outstanding after giving effect to the Scheme would have been 332.5 million for the six months ended 30 April 2009 and 315.3 million for the year ended 31 October 2008. The basic and diluted earnings per share amount would have increased by C$0.01 for the six months ended 30 April 2009 and C$0.11 for the year ended 31 October 2008.

(e) International financial reporting standards

Viterra's consolidated financial statements are prepared in accordance with C-GAAP, which differs in certain significant respects from A-IFRS, as applied by ABB Grain in its audited financial statements for the year ended 30 September 2008 and its unaudited interim results for the six months ended 31 March 2009. Compliance with A-IFRS by ABB Grain ensures that the financial statements and notes of ABB Grain comply with IFRS.

In February 2008, the Canadian Accounting Standards Board announced that IFRS will be applicable to Canadian public entities for financial years beginning on or after 1 January 2011. The first period of IFRS reporting for Viterra will be for the quarter ending 31 January 2012, with IFRS also applying to the comparative period to 31 January 2011. Viterra has undertaken a project to assess the potential impacts of its transition to IFRS and has completed the Initial Assessment phase and is currently engaged in the Detailed Assessment phase which includes the detailed determination of accounting policy and disclosure changes that will be required upon transition to IFRS as well as a detailed analysis of the application of IFRS 1 "First-time Adoption of International Financial Reporting Standards".

4. Information about the Combined Group continued

For the purpose of the Pro Forma Statements and comparison to ABB Grain's reporting framework under A-IFRS, Viterra has completed a review of material differences between current C-GAAP and IFRS. As Viterra is not currently publishing financial statements under IFRS, this should not be considered to be a full adoption of IFRS by Viterra and is disclosed for the purposes of the Pro Forma Statements only, to assist ABB Grain Shareholders accustomed to making investment decisions based on financial information prepared in accordance with A-IFRS. As a result, the final choice of accounting policies on adoption of IFRS by Viterra in the first quarter of its 2012 financial year may be different than those used for the purpose of this information and the provisions of IFRS 1 will have to be reapplied, including the assessment of the IFRS transition date used, assessment of the optional exemptions available under IFRS 1 as they apply at the date of IFRS transition, and assessment of IFRS standards and interpretations effective as of the reporting date of the first IFRS reporting period, which may be materially different.

Viterra has not previously prepared financial statements under IFRS. In assessing potential material differences from C-GAAP to IFRS, Viterra applied a limited application of the principles of IFRS 1 with a convenience transition date of 1 November 2007 (**Transition Date**). IFRS 1 requires that first time adopters of IFRS retrospectively apply all effective IFRS standards and interpretations to determine the opening balance sheet as at the Transition Date. IFRS 1 provides for certain optional exemptions and mandatory exceptions to this general rule. For the purposes of preparing this information, Viterra has elected the following optional exemptions under IFRS 1:

- **Business combinations** – Viterra has elected not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred prior to the Transition Date. Consequently, business combinations that were recognised before the Transition Date have not been restated. Any goodwill arising on such business combinations before the Transition Date was not adjusted from the carrying value previously determined under C-GAAP as a result of applying this exemption;
- **Currency translation differences** – Retrospective application of IFRS would require Viterra to determine the translation differences in accordance with IFRS from the date a subsidiary or associate was formed or acquired. Viterra has elected to reset all cumulative translation gains and losses to zero at the Transition Date;
- **Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment** – Viterra has elected not to retrospectively recognise changes to liabilities under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, which may have occurred before the Transition Date;
- **Employee benefits** – Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19, Employee Benefits, would require a company to split the actuarial gains and losses from the date benefit plans were established to the Transition Date between a recognised and an unrecognised portion. Viterra has elected to recognise all cumulative actuarial gains and losses for all plans that existed at the Transition Date in opening retained earnings; and
- **Fair value or revaluation as deemed cost** – An entity may elect to measure an item of property, plant and equipment at the Transition Date at its fair value and use that fair value as its deemed cost at that date. Viterra has elected to use a previous C-GAAP revaluation and an event driven fair value measurement that occurred prior to the Transition Date as deemed cost at the date of the revaluations.

Viterra has also applied the three mandatory exceptions to full retrospective application of IFRS required by IFRS 1 as follows:

- **Derecognition of financial assets and financial liabilities** – IFRS 1 requires first time adopters to apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, prospectively for transactions occurring on or after its Transition Date;
- **Hedge accounting** – Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date were reflected in Viterra's IFRS results; and
- **Estimates** – Hindsight is not used to create or revise estimates. The estimates previously made by Viterra under C-GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

After the application of the IFRS 1 optional and mandatory exemptions as detailed above, following is a description of the nature of the identified material difference between C-GAAP and IFRS as applicable to the Combined Group:

Employee Benefits

Material items for employee benefits arise based on differences between C-GAAP and IFRS relating to the accounting for defined benefit pension plans. The effect of the transition to IFRS would be to increase assets and opening retained earnings on 1 November 2007 by C$2.8 million. Differences in accounting would result in an increase to expenses of C$25.4 million (C$18.5 million net of tax) for the year ended 31 October 2008, a decrease to expenses of C$1.5 million (C$1.1 million net of tax) for the six month period ended 30 April 2009, and a reduction in shareholders' equity of C$14.6 million as at 30 April 2009.

The International Financial Reporting Interpretations Committee (**IFRIC**) has issued IFRIC Interpretation 14 on IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. IFRIC 14 was effective for annual periods beginning on or after 1 January 2008. Viterra has applied IFRIC 14 for its fiscal year beginning 1 November 2008 for the purposes of preparing this information. Compared to C-GAAP, IFRIC 14 introduces differences in the calculation of the expected future benefit, the liability for minimum funding requirements, the valuation allowance, and the interaction thereof.

There are currently discussions ongoing between Canadian and international accounting experts regarding the application of IFRIC 14 to pension funds regulated in Canada. As such, certain interpretations of IFRIC 14 were made in order to prepare this information.

Viterra has prepared this information under the interpretation that the first three years of minimum funding requirements, for any going concern unfunded liabilities (as prescribed by federal minimum pension standards legislation) are included as non-recoverable minimum funding requirements under IFRIC 14. However, an interpretation has been made that any additional funding will only arise through the filing of future actuarial valuations for the period beyond the current three year requirement. On this basis, it is not possible to determine the minimum funding requirement until such regulator has approved the next actuarial valuation.

Viterra currently estimates quarterly payments of $5.6 million in 2009 to fund solvency deficiencies in accordance with actuarially determined amounts based on federal regulations.

Determination of measurement date of Scrip Consideration issued

For the purpose of the Pro Forma Statements, the value of each Viterra Share issued as consideration under the Scheme has been calculated to be C$8.84, which is based on the Viterra VWAP from 14 May 2009 to 21 May 2009 (being two trading days before and after the date of announcement of the Scheme). C-GAAP requires the calculation of share based consideration to be calculated at the date of announcement of the Scheme. However, under A-IFRS, the value of equity recognised would be based on the Viterra Share price on the day control is obtained. Any adjustment to the value of equity recognised under A-IFRS is assumed, on a pro forma basis, to result in a corresponding adjustment to goodwill.

4.7 Forecasts

Viterra has given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information for the Combined Group. The Viterra Directors have concluded that forecast financial information would be misleading to provide, as a reasonable basis does not exist for providing forecasts that would be sufficiently meaningful and reliable as required by applicable Australian law, policy and market practice. The financial performance of the Combined Group in any period will be influenced by various factors that will be outside of the Combined Group Board's control and that cannot, at this time, be predicted with a high level of confidence. In particular, the financial performance of the Combined Group will be materially affected by:

(a) the size and quality of crops;

(b) climate conditions which affect the level of crop input purchases by growers;

(c) domestic and export demand;

(d) the level of exports through the CWB each year;

(e) the availability of transportation equipment including rail, truck and vessels;

(f) prevailing commodity prices for grains, oilseeds, special crops and fertiliser, which are subject to material change from time to time; and

(g) the timing and level of agricultural production, which is significantly affected by climatic conditions.

Viterra does not have an established practice of issuing financial forecasts given the potential impact of the considerations above, nor are financial forecasts required by Canadian law.

Explanation of the Scheme Consideration and how to choose it



5

5.1 Introduction

This Section 5 provides further details regarding the three consideration alternatives available to ABB Grain Shareholders under the Scheme, including information regarding:

(a) how to make an Election for your preferred Scheme Consideration alternative;

(b) what will happen if Elections for Maximum Scrip Consideration or Maximum Cash Consideration need to be scaled back;

(c) the Cash Out Facility; and

(d) considerations relevant to deciding whether to receive Scrip Consideration in the form of Viterra Shares or Viterra CDIs.

5.2 Scheme Consideration and the ABB Grain Special Dividend

Under the Scheme, ABB Grain Shareholders (other than Ineligible Foreign ABB Grain Shareholders) can elect to receive one of the following alternative forms of Scheme Consideration:

(a) Standard Consideration;

(b) Maximum Cash Consideration; or

(c) Maximum Scrip Consideration.

Details regarding how to make Elections are set out in Section 5.6 below. ABB Grain Shareholders at the Scheme Record Date who have not made a valid Election will receive the Standard Consideration (with the Scrip Consideration component in the form of Viterra CDIs).

If you wish to receive the Standard Consideration with the Scrip Consideration in the form of Viterra CDIs, you do not need to make an Election; the Standard Consideration in this form will be issued to you without any Election on your part provided you hold ABB Grain Shares at the Scheme Record Date.

Subject to the Scheme proceeding, ABB Grain will also pay the ABB Grain Special Dividend, being a fully franked[26] cash dividend of $0.41 per ABB Grain Share, which will be paid regardless of an ABB Grain Shareholder's choice of Scheme Consideration.

To receive Scheme Consideration and the ABB Grain Special Dividend you must hold ABB Grain Shares on the relevant record dates:

- ABB Grain Shareholders will only be eligible to receive the ABB Grain Special Dividend in respect of ABB Grain Shares they hold at the Dividend Record Date (currently expected to be 6.30pm (Adelaide time) on 17 September 2009); and
- ABB Grain Shareholders will only be eligible to receive Scheme Consideration in respect of ABB Grain Shares they hold at the Scheme Record Date (currently expected to be 6.30pm (Adelaide time) on 18 September 2009).

Certain ABB Grain Shareholders will be treated as Ineligible Foreign ABB Grain Shareholders under the Scheme. Such shareholders will not be entitled to make an Election and will be deemed to have elected to receive Standard Consideration. The Scrip Consideration component of their Scheme Consideration will be sold under the Cash Out Facility and their pro rata share of the Cash Out Facility Proceeds will be remitted promptly to them. Further details of the entitlements of Ineligible Foreign ABB Grain Shareholders are set out in Section 5.12 below.

Further details regarding the Scheme Consideration alternatives are set out below.

5.3 Standard Consideration

The Standard Consideration alternative comprises $4.35 cash ($4.76 cash inclusive of the ABB Grain Special Dividend) and 0.4531 Viterra Shares or Viterra CDIs for every ABB Grain Share held at the Scheme Record Date.

As at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Booklet), the implied value of the aggregate of the Standard Consideration and the ABB Grain Special Dividend was $9.37 per ABB Grain Share.[27]

ABB Grain Shareholders who wish to receive Standard Consideration may receive their Scrip Consideration in the form of Viterra Shares which will be listed on the TSX or Viterra CDIs which will be listed on the ASX. Please refer to Section 5.13 below for considerations relevant to your decision whether to elect to receive Viterra Shares or Viterra CDIs.

26 The ability of ABB Grain Shareholders to use the franking credits connected with the ABB Grain Special Dividend will be subject to certain holding period rules and each ABB Grain Shareholder's individual taxation circumstances. Please refer to the tax consequences of the Scheme set out in the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

27 Based on the closing share price of C$9.06 per Viterra Share on 29 July 2009 and an Australian dollar: Canadian dollar exchange rate of 0.8896, being the exchange rate on that day.

5. Explanation of the Scheme Consideration and how to choose it continued

ABB Grain Shareholders at the Scheme Record Date who have not made a valid Election will receive Standard Consideration (with the Scrip Consideration component in the form of Viterra CDIs).

5.4 Maximum Cash Consideration

ABB Grain Shareholders (other than Ineligible Foreign ABB Grain Shareholders) may elect to receive more Cash Consideration and less Scrip Consideration than under the Standard Consideration alternative by electing Maximum Cash Consideration.

If Elections for Maximum Cash Consideration can be satisfied in full, ABB Grain Shareholders who elect Maximum Cash Consideration will receive 100% Cash Consideration, consisting of $8.70 cash ($9.11 cash inclusive of the ABB Grain Special Dividend) for each ABB Grain Share held at the Scheme Record Date.

However, the total amount of Cash Consideration payable under the Scheme is limited to approximately $1.13 billion (**Total Cash Pool**). The amount of Cash Consideration available to satisfy Elections for Maximum Cash Consideration will be equal to the amount of the Total Cash Pool that remains after paying the Cash Consideration component of the Standard Consideration alternative. If this remaining balance is insufficient to allow all ABB Grain Shareholders who elect Maximum Cash Consideration to receive $8.70 Cash Consideration for each ABB Grain Share they hold at the Scheme Record Date, the Elections of those shareholders will be scaled back on a pro rata basis. This will result in those shareholders receiving less than 100% Cash Consideration for their ABB Grain Shares and the balance of their Scheme Consideration will consist of Scrip Consideration (or cash from the proceeds of the Cash Out Facility if they elect or are taken to have elected to use that facility).

Under the terms of the Scheme, subject to rounding, the least amount of Cash Consideration payable to an ABB Grain Shareholder who elects Maximum Cash Consideration will be $6.53 cash ($6.94 cash inclusive of the ABB Grain Special Dividend) for each ABB Grain Share held at the Scheme Record Date with the balance of their Scheme Consideration comprising, in that case, 0.2266 Viterra Shares or Viterra CDIs per ABB Grain Share (or cash from the proceeds of the Cash Out Facility if they elect or are taken to have elected to use that facility).

The extent to which Elections for Maximum Cash Consideration are scaled back will depend on Elections made by ABB Grain Shareholders. Section 5.7 below explains the scale back mechanism in more detail and provides examples of different scaling outcomes.

ABB Grain Shareholders who elect Maximum Cash Consideration can elect one of three options if scale back is required:

(a) they can elect to receive Scrip Consideration in the form of Viterra CDIs for the balance of their Scheme Consideration[28];

(b) they can elect to receive Scrip Consideration in the form of Viterra Shares for the balance of their Scheme Consideration[28]; or

(c) they can elect to have any such entitlement to Scrip Consideration sold under the Cash Out Facility and be paid their pro rata share of the Cash Out Facility Proceeds.

If you elect Maximum Cash Consideration but do not elect which of options (a), (b) or (c) should apply if Scrip Consideration becomes issuable as a result of scaling back, you will be deemed to have elected the option set out in paragraph (c) above and any Scrip Consideration you would have been entitled to will be sold under the Cash Out Facility.

Further details regarding the Cash Out Facility are set out in Section 5.9 below.

Due to the fact that entitlements of ABB Grain Shareholders who elect Maximum Cash Consideration will not be known until all valid Elections have been received and processed, ABB Grain Shareholders who elect Maximum Cash Consideration will not know the precise composition of their Scheme Consideration at the time of the Scheme Meeting. The outcome of Elections will not be known until after the Election Deadline and will be announced by ABB Grain to the ASX when it becomes available.

5.5 Maximum Scrip Consideration

ABB Grain Shareholders (other than Ineligible Foreign ABB Grain Shareholders) may elect to receive more Scrip Consideration and less Cash Consideration than under the Standard Consideration alternative by electing Maximum Scrip Consideration.

28 Please refer to Section 5.13 below for considerations relevant to your decision whether to elect to receive Viterra Shares or Viterra CDIs.

If Elections for Maximum Scrip Consideration can be satisfied in full, ABB Grain Shareholders who elect Maximum Scrip Consideration will receive 100% Scrip Consideration, consisting of 0.9062 Viterra Shares or Viterra CDIs for each ABB Grain Share held at the Scheme Record Date. As at 29 July 2009 (the last day of trading in Viterra Shares before the date of this Scheme Booklet), the implied value of the aggregate of 100% Scrip Consideration and the ABB Grain Special Dividend was $9.64 per ABB Grain Share.[29]

However, the total amount of Scrip Consideration payable by Viterra under the Scheme is limited to approximately 78.3 million Viterra Shares and Viterra CDIs (**Total Scrip Pool**). The amount of Scrip Consideration available to satisfy elections for Maximum Scrip Consideration will be equal to the amount of the Total Scrip Pool that remains after paying the Scrip Consideration component of the Standard Consideration alternative. If this remaining balance is insufficient to allow all ABB Grain Shareholders who elect Maximum Scrip Consideration to receive 0.9062 Viterra Shares or Viterra CDIs for each ABB Grain Share they hold at the Scheme Record Date, the Elections of those ABB Grain Shareholders will be scaled back on a pro rata basis. This will result in those ABB Grain Shareholders receiving less than 100% Scrip Consideration for their ABB Grain Shares and the balance of their Scheme Consideration will consist of Cash Consideration.

Under the terms of the Scheme, subject to rounding, the smallest amount of Scrip Consideration payable to an ABB Grain Shareholder who elects Maximum Scrip Consideration will be 0.4531 Viterra Shares or Viterra CDIs for each ABB Grain Share held at the Scheme Record Date (with the balance of their Scheme Consideration comprising, in that case, $4.35 cash ($4.76 cash inclusive of the ABB Grain Special Dividend) per ABB Grain Share). This is the same as the Standard Consideration alternative.

The extent to which Elections for Maximum Scrip Consideration are scaled back will depend on Elections made by ABB Grain Shareholders. Section 5.7 below explains the scale back mechanism in more detail and provides examples of different scaling outcomes.

ABB Grain Shareholders who elect Maximum Scrip Consideration may elect to receive their Scrip Consideration as Viterra Shares or Viterra CDIs. Please refer to Section 5.13 below for considerations relevant to your decision whether to elect to receive Viterra Shares or Viterra CDIs.

Due to the fact that entitlements of ABB Grain Shareholders who elect Maximum Scrip Consideration will not be known until all Elections have been received and processed, ABB Grain Shareholders who elect Maximum Scrip Consideration will not know the precise composition of their Scheme Consideration at the time of the Scheme Meeting. The outcome of Elections will not be known until after the Election Deadline and will be announced by ABB Grain to the ASX when it becomes available.

As the exact amount of Viterra CDIs to be issued to you will not be known until after the Election Deadline and will not be communicated to you until you receive your holding statement following the Implementation Date, if you trade in your Viterra CDIs during the deferred settlement period and prior to receipt of your holding statement, you do so at your own risk.

5.6 How to make an Election

(a) General

ABB Grain Shareholders can make their Elections by completing the Election Form which accompanies this Scheme Booklet and:

(i) posting it to Computershare in the reply paid envelope provided or, if you are outside of Australia or do not otherwise use the reply paid envelope, to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001, Australia; or

(ii) successfully transmitting it by facsimile to Computershare on 1800 783 447 (from within Australia) or +61 3 9473 2555 (from outside Australia).

If you wish to receive Standard Consideration with the Scrip Consideration issued in the form of Viterra CDIs, you do not need to return the Election Form; the Standard Consideration in this form will be issued to you without any Election on your part.

Election Forms must be received by Computershare by the Election Deadline (as at the date of this Scheme Booklet expected to be 5.00pm (Adelaide time) on 18 September 2009). Election Forms received after the Election Deadline will be disregarded. ABB Grain Shareholders who do not make an Election, or whose Election Forms are received after the Election Deadline, will receive Standard Consideration in respect of each ABB Grain Share held by them at the Scheme Record Date (with the Scrip Consideration component in the form of Viterra CDIs).

29 Based on the closing share price of C$9.06 per Viterra Share on 29 July 2009 and an Australian dollar: Canadian dollar exchange rate of 0.8896, being the exchange rate on that day.

5. Explanation of the Scheme Consideration and how to choose it continued

Elections must be made in accordance with the terms and conditions set out in the Election Form. Invalid Elections will be disregarded. ABB Grain Shareholders who make invalid Elections will receive Standard Consideration in respect of each ABB Grain Share held by them at the Scheme Record Date (with the Scrip Consideration component in the form of Viterra CDIs).

Subject to paragraph (b) below, under the terms of the Scheme, an Election by an ABB Grain Shareholder will be deemed to apply in respect of their entire registered holding of ABB Grain Shares at the Scheme Record Date, even if that holding is smaller or larger than the ABB Grain Shareholder's holding at the time it made its Election.

(b) Trustee or nominee shareholders
An ABB Grain Shareholder who is noted on the ABB Grain Register as holding one or more parcels of ABB Grain Shares as trustee or nominee for, or otherwise on account of, another person, may make separate Elections in relation to each of those parcels to reflect the instructions of the beneficial owners of the ABB Grain Shares as to how they wish to receive their Scheme Consideration.

In order to make separate Elections, the trustee or nominee should establish separate holdings on the ABB Grain Register (each with a separate holder identification number (i.e. HIN)), pooling the ABB Grain Shares they hold into separate holdings based on the Scheme Consideration elections of the beneficial owners.

Separate holdings must be established prior to the Scheme Record Date in order to make separate Elections for Scheme Consideration in relation to each holding.

The trustee or nominee should then lodge a separate Election Form for each separate holding by the Election Deadline.

The Scheme Consideration payable in respect of each separate holding will be calculated on the total balance of the holding, not individual beneficial shareholder entitlements.

An ABB Grain Shareholder who wishes to make separate Elections should call the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday, for further information or to obtain additional copies of the Election Form.

(c) Completing the Election Form
Elections should be made by completing the Election Form as follows:

If you wish to receive Standard Consideration with the Scrip Consideration issued in the form of Viterra CDIs, you do not need to return the Election Form; the Standard Consideration in this form will be issued to you without any Election on your part provided you hold ABB Grain Shares on the Scheme Record Date.

If you wish to receive Standard Consideration with the Scrip Consideration issued in the form of Viterra Shares instead of Viterra CDIs, please mark the following box on the Election Form:

Standard Consideration with Viterra Shares

Please mark the box below with an "X" if you wish to receive the Standard Consideration comprising $4.35 cash and 0.4531 Viterra Shares (listed on the Toronto Stock Exchange (**TSX**)) for each ABB Grain Share you hold at the Scheme Record Date.

☐ **(Mark this box with an "X" to receive Standard Consideration with Viterra Shares (listed on the TSX))**

If you wish to elect Maximum Cash Consideration, please mark the following box on the Election Form:

OPTION 2 - MAXIMUM CASH CONSIDERATION

Please mark the box below with an "X" if you wish to receive the Maximum Cash Consideration of $8.70 cash for each ABB Grain Share you hold at the Scheme Record Date, subject to scale back.

☐ **(Mark this box with an "X" to receive Maximum Cash Consideration)**

If you wish to sell under the Cash Out Facility any Scrip Consideration that would otherwise be issued to you as a result of scaling back Elections for Maximum Cash Consideration and receive your pro rata share of the Cash Out Facility Proceeds, please mark the following box on the Election Form:

With any Scrip Consideration received in the event of a scale back:
☐ sold under the Cash Out Facility (as described in Section 5.9 of Part B of the Scheme Booklet) with my pro rata share of the Cash Out Facility Proceeds being remitted to me

If you wish to receive such Scrip Consideration but wish to receive it in the form of Viterra CDIs rather than in the form of Viterra Shares, please mark the following box on the Election Form:

With any Scrip Consideration received in the event of a scale back:
☐ issued to me in the form of Viterra CDIs (listed on the ASX)

If you wish to receive such Scrip Consideration but wish to receive it in the form of Viterra Shares rather than in the form of Viterra CDIs, please mark the following box on the Election Form:

With any Scrip Consideration received in the event of a scale back:
☐ issued to me in the form of Viterra Shares (listed on the TSX)

If you do not make an election as to how any Scrip Consideration you may receive as a result of scaling back should be dealt with, such Scrip Consideration will be sold on your behalf under the Cash Out Facility and your pro rata share of the Cash Out Facility Proceeds will be remitted to you promptly following the last sale being made under the Cash Out Facility.

If you wish to receive Maximum Scrip Consideration, please mark the following box on the Election Form:

OPTION 3 - MAXIMUM SCRIP CONSIDERATION
Please mark the box below with an "X" if you wish to receive the Maximum Scrip Consideration of 0.9062 Viterra Shares or Viterra CDIs for each ABB Grain Share you hold at the Scheme Record Date, subject to scale back.
☐ **(Mark this box with an "X" to receive Maximum Scrip Consideration)**

If you wish to receive your Scrip Consideration in the form of Viterra CDIs rather than in the form of Viterra Shares, please mark the following box on the Election Form:

With the Scrip Consideration component issued to me in the form of:
☐ Viterra CDIs (listed on the ASX)

If you wish to receive your Scrip Consideration in the form of Viterra Shares rather than in the form of Viterra CDIs, please mark the following box on the Election Form:

With the Scrip Consideration component issued to me in the form of:
☐ Viterra Shares (listed on the TSX)

If you do not make an election as to whether you wish to receive your Scrip Consideration in the form of Viterra CDIs or Viterra Shares, you will receive the Scrip Consideration in the form of Viterra CDIs.

5. Explanation of the Scheme Consideration and how to choose it continued

5.7 Further details regarding the scale back mechanism

(a) Why might scaling back occur?
As described above, the total Scrip Consideration payable by Viterra under the Scheme is limited to approximately 78.3 million Viterra Shares and Viterra CDIs (**Total Scrip Pool**) and the total Cash Consideration payable under the Scheme is limited to approximately $1.13 billion (**Total Cash Pool**).

Scaling back will not apply to the Standard Consideration alternative. The Cash Consideration and Scrip Consideration comprised in the Standard Consideration alternative will be satisfied in priority to Elections for Maximum Cash Consideration and Maximum Scrip Consideration.

Elections for Maximum Cash Consideration and Maximum Scrip Consideration will therefore be satisfied out of what remains of the Total Cash Pool and the Total Scrip Pool following satisfaction of the Standard Consideration alternative. If insufficient cash or scrip is available, scaling back will be necessary.

If the Scheme proceeds, all ABB Grain Shareholders at the Dividend Record Date will be entitled to receive the $0.41 ABB Grain Special Dividend regardless of their choice of Scheme Consideration and regardless of any scaling back of Elections for Maximum Cash Consideration and Maximum Scrip Consideration.

(b) If scaling back of Maximum Cash Consideration or Maximum Scrip Consideration Elections does not occur
If scaling back is not necessary:

(i) ABB Grain Shareholders who elect Maximum Cash Consideration will receive 100% Cash Consideration, consisting of $8.70 cash ($9.11 cash inclusive of the ABB Grain Special Dividend) for each ABB Grain Share held by them at the Scheme Record Date; and

(ii) ABB Grain Shareholders who elect Maximum Scrip Consideration will receive 100% Scrip Consideration, consisting of 0.9062 Viterra Shares or Viterra CDIs for each ABB Grain Share held by them at the Scheme Record Date (in addition to the $0.41 ABB Grain Special Dividend per ABB Grain Share).

(c) If scaling back occurs
If scaling back is necessary in relation to an Election for Maximum Cash Consideration or Maximum Scrip Consideration, it will be achieved by only applying the particular Election to a proportion of the relevant shareholder's ABB Grain Shares; the shareholder will receive the alternative form of consideration for the balance of their ABB Grain Shares. Specifically:

(i) if scaling back occurs for ABB Grain Shareholders who elect Maximum Cash Consideration, the proportion of their ABB Grain Shares in respect of which they will receive $8.70 Cash Consideration will be determined in accordance with the following formula:

$$\frac{A \times B}{C}$$

Where:

A = the number of ABB Grain Shares held at the Scheme Record Date by the relevant ABB Grain Shareholder who has validly elected Maximum Cash Consideration;

B = the amount determined by subtracting from the Total Cash Pool the total amount of Cash Consideration payable under the Scheme in respect of the Standard Consideration alternative; and

C = the amount determined by multiplying $8.70 by the total number of ABB Grain Shares held at the Scheme Record Date by all ABB Grain Shareholders who validly elected Maximum Cash Consideration.

In respect of the remaining proportion of their holding of ABB Grain Shares, such ABB Grain Shareholders will receive:

(A) Scrip Consideration of 0.9062 Viterra Shares or Viterra CDIs per ABB Grain Share; or

(B) if they elect to participate in the Cash Out Facility in respect of that Scrip Consideration, their pro rata share of the Cash Out Facility Proceeds.

ABB Grain Shareholders who fail to elect to receive such Scrip Consideration or to have it sold under the Cash Out Facility will be deemed to have elected option (B) above; and

(ii) if scaling back occurs for ABB Grain Shareholders who elect Maximum Scrip Consideration, the proportion of their ABB Grain Shares in respect of which they will receive Scrip Consideration of 0.9062 Viterra Shares or Viterra CDIs will be determined in accordance with the following formula:

$$\frac{A \times B}{C}$$

Where:

A = the number of ABB Grain Shares held at the Scheme Record Date by the relevant ABB Grain Shareholder who has validly elected Maximum Scrip Consideration;

B = the amount determined by subtracting from the Total Scrip Pool the total amount of Scrip Consideration issuable under the Scheme in respect of the Standard Consideration alternative; and

C = the amount determined by multiplying 0.9062 by the total number of ABB Grain Shares held at the Scheme Record Date by all ABB Grain Shareholders who validly elected Maximum Scrip Consideration.

Such ABB Grain Shareholders will receive $8.70 Cash Consideration per ABB Grain Share in respect of the remaining proportion of their holding of ABB Grain Shares.

The results of this scale back process can be expressed, subject to rounding, on a per ABB Grain Share basis by dividing the aggregate Cash Consideration and aggregate Scrip Consideration payable to an ABB Grain Shareholder after scaling back has occurred by the total number of ABB Grain Shares held by that shareholder. This approach to describing the outcome of the scale back mechanism is used in this Scheme Booklet for ease of presentation as, among other reasons, it facilitates comparison with the Standard Consideration alternative which is expressed in this manner (i.e. $4.35 Cash Consideration ($4.76 cash inclusive of the ABB Grain Special Dividend) and 0.4531 Viterra Shares or Viterra CDIs per ABB Grain Share).

The two examples below show how the scale back mechanism would be applied in two specific cases:

Example 1 – where Total Cash Pool is exceeded[30]

If:

- ABB Grain Shareholders who hold 80% of the ABB Grain Shares at the Scheme Record Date[31] elect Maximum Cash Consideration;
- ABB Grain Shareholders who hold 10% of the ABB Grain Shares at the Scheme Record Date either elect Standard Consideration or do not make any valid Election (in which case they are deemed to have elected Standard Consideration); and
- ABB Grain Shareholders who hold 10% of the ABB Grain Shares at the Scheme Record Date elect Maximum Scrip Consideration,

then:

- the amount of Cash Consideration that, in the absence of scaling back, would be payable in respect of Elections for Maximum Cash Consideration would be approximately $1.20 billion;
- the amount of Cash Consideration and Scrip Consideration payable in respect of the Standard Consideration alternative would be approximately $75.17 million and 7.83 million Viterra Shares or Viterra CDIs respectively; and
- the amount of Scrip Consideration that, in the absence of scaling back, would be payable in respect of Elections for Maximum Scrip Consideration would be approximately 15.66 million Viterra Shares or Viterra CDIs.

In that case, the Total Cash Pool (being approximately $1.13 billion) would be exceeded if all Cash Consideration were paid in accordance with Elections and deemed Elections. The Total Scrip Pool (being approximately 78.3 million Viterra Shares or Viterra CDIs) would not be exceeded. It would therefore be necessary to scale back Elections for Maximum Cash Consideration. This would result in ABB Grain Shareholders who elected Maximum Cash Consideration receiving $8.70 Cash Consideration per ABB Grain Share in respect of 87.5% of their ABB Grain Shares ($1.13 billion – $75.17 million/$1.20 billion = 0.875) and Scrip Consideration of 0.9062 Viterra Shares or Viterra CDIs in respect of 12.5% of their ABB Grain Shares. This translates to $7.61 Cash Consideration ($8.02 cash inclusive of the ABB Grain Special Dividend) and 0.1133 Viterra Shares or Viterra CDIs for every ABB Grain Share held at the Scheme Record Date.

30 For ease of presentation certain figures in this example have been rounded. The actual entitlement of an ABB Grain Shareholder in the scenario referred to in this example would depend on the actual number of ABB Grain Shares held by them at the Scheme Record Date and the effect of the provisions of the Scheme dealing with fractions and fractional entitlements. ABB Grain Shareholders should therefore use this example as a guide only and refer to clause 5 of the Scheme of Arrangement in Appendix 2 of Part B of this Scheme Booklet for the exact basis for calculating their entitlement to Scheme Consideration.

31 Assumed for this purpose to be 172,802,130 ABB Grain Shares, being the total issued share capital of ABB Grain as at the date of this Scheme Booklet.

5. Explanation of the Scheme Consideration and how to choose it continued

In that case, ABB Grain Shareholders who elected or are deemed to have elected the Standard Consideration Alternative will receive $4.35 Cash Consideration ($4.76 cash inclusive of the ABB Grain Special Dividend) and Scrip Consideration of 0.4531 Viterra Shares or Viterra CDIs for every ABB Grain Share held at the Scheme Record Date. ABB Grain Shareholders who elected Maximum Scrip Consideration will receive Scrip Consideration of 0.9062 Viterra Shares or Viterra CDIs for every ABB Grain Share held at the Scheme Record Date plus the $0.41 ABB Grain Special Dividend for each ABB Grain Share.

Example 2 – where Total Scrip Pool is exceeded[32]
If:

- ABB Grain Shareholders who hold 30% of the ABB Grain Shares at the Scheme Record Date elect Maximum Cash Consideration;
- ABB Grain Shareholders who hold 10% of the ABB Grain Shares at the Scheme Record Date either elect the Standard Consideration alternative or do not make any valid Election (in which case they are deemed to have elected the Standard Consideration alternative); and
- ABB Grain Shareholders who hold 60% of the ABB Grain Shares at the Scheme Record Date elect Maximum Scrip Consideration,

then:

- the amount of Cash Consideration that, in the absence of scaling back, would be payable in respect of Elections for Maximum Cash Consideration would be approximately $451.01 million;
- the amount of Cash Consideration and Scrip Consideration payable in respect of the Standard Consideration alternative would be approximately $75.17 million and 7.83 million Viterra Shares or Viterra CDIs respectively; and
- the amount of Scrip Consideration that, in the absence of scaling back, would be payable in respect of Elections for Maximum Scrip Consideration would be approximately 93.96 million Viterra Shares or Viterra CDIs.

In that case, the Total Scrip Pool (being approximately 78.3 million Viterra Shares or Viterra CDIs) would be exceeded if all Scrip Consideration were paid in accordance with Elections and deemed Elections. The Total Cash Pool (being approximately $1.13 billion) would not be exceeded. It would therefore be necessary to scale back Elections for Maximum Scrip Consideration. This would result in ABB Grain Shareholders who elected Maximum Scrip Consideration, receiving Scrip Consideration of 0.9062 Viterra Shares or Viterra CDIs per ABB Grain Share in respect of 75.0% of their ABB Grain Shares (78.3 million – 7.83 million/93.96 million = 0.75) and $8.70 Cash Consideration in respect of 25.0% of their ABB Grain Shares, plus the $0.41 ABB Grain Special Dividend for each ABB Grain Share. This translates to $2.18 cash ($2.59 cash inclusive of the ABB Grain Special Dividend) and 0.6797 Viterra Shares or Viterra CDIs for every ABB Grain Share held at the Scheme Record Date.

In that case, ABB Grain Shareholders who elected or are deemed to have elected the Standard Consideration alternative will receive $4.35 Cash Consideration ($4.76 cash inclusive of the ABB Grain Special Dividend) and Scrip Consideration of 0.4531 Viterra Shares or Viterra CDIs for every ABB Grain Share at the Scheme Record Date. ABB Grain Shareholders who elected Maximum Cash Consideration will receive $8.70 cash ($9.11 cash inclusive of the ABB Grain Special Dividend) for every ABB Grain Share at the Scheme Record Date (and no Scrip Consideration).

32 For ease of presentation certain figures in this example have been rounded. The actual entitlement of an ABB Grain Shareholder in the scenario referred to in this example would depend on the actual number of ABB Grain Shares held by them at the Scheme Record Date and the effect of the provisions of the Scheme dealing with fractions and fractional entitlements. ABB Grain Shareholders should therefore use this example as a guide only and refer to clause 5 of the Scheme of Arrangement in Appendix 2 of Part B of this Scheme Booklet for the exact basis for calculating their entitlement to Scheme Consideration.

The table below shows the results of scaling back in various scenarios.[33]

Elections as % of total ABB Grain Shares on issue[1]					Amount payable per ABB Grain Share at the Scheme Record Date (inclusive of the $0.41 ABB Grain Special Dividend)		
Maximum Cash Consideration alternative	Standard Consideration alternative	Maximum Scrip Consideration alternative	Total Cash Pool exceeded/ scale back necessary Yes/No	Total Scrip Pool exceeded/ scale back necessary Yes/No	ABB Grain Shareholders who elect Maximum Cash Consideration alternative	ABB Grain Shareholders who elect Standard Consideration alternative	ABB Grain Shareholders who elect Maximum Scrip Consideration alternative
100%	0%	0%	Yes	No	$6.94 cash and 0.2266 Viterra Shares or Viterra CDIs	–	–
80%	10%	10%	Yes	No	$8.02 cash and 0.1133 Viterra Shares or Viterra CDIs	$4.76 cash and 0.4531 Viterra Shares or Viterra CDIs	0.9062 Viterra Shares or Viterra CDIs and $0.41 cash
60%	20%	20%	No	No	$9.11 cash	$4.76 cash and 0.4531 Viterra Shares or Viterra CDIs	0.9062 Viterra Shares or Viterra CDIs and $0.41 cash
40%	30%	30%	No	No	$9.11 cash	$4.76 cash and 0.4531 Viterra Shares or Viterra CDIs	0.9062 Viterra Shares or Viterra CDIs and $0.41 cash
30%	10%	60%	No	Yes	$9.11 cash	$4.76 cash and 0.4531 Viterra Shares or Viterra CDIs	$2.59 cash and 0.6797 Viterra Shares or Viterra CDIs
0%	0%	100%	No	Yes	–	–	$4.76 cash and 0.4531 Viterra Shares or Viterra CDIs

1 Assumed for this purpose to be 172,802,130 ABB Grain Shares, being the total issued share capital of ABB Grain as at the date of this Scheme Booklet.

33 The actual entitlement of an ABB Grain Shareholder in any of the scenarios referred to in this table would depend on the actual number of ABB Grain Shares held by them at the Scheme Record Date and the effect of the provisions of the Scheme dealing with fractions and fractional entitlements. ABB Grain Shareholders should therefore use this table as a guide only and refer to clause 5 of the Scheme of Arrangement set out as Appendix 2 to Part B of this Scheme Booklet for the exact basis for calculating their entitlement to Scheme Consideration.

5. Explanation of the Scheme Consideration and how to choose it continued

5.8 Changing your Election

You may change your Election by lodging a replacement Election Form provided that it is received by Computershare no later than the Election Deadline.

You can obtain additional copies of the Election Form by contacting the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday.

Replacement Election Forms received after the Election Deadline will be disregarded and the Scheme Consideration you receive will be determined in accordance with your election(s) on your original Election Form.

5.9 Cash Out Facility

The purpose of the Cash Out Facility is to provide a sale facility for all Scrip Consideration that:

(a) cannot be issued to Ineligible Foreign ABB Grain Shareholders (refer to Section 5.12 below);

(b) ABB Grain Shareholders who have elected Maximum Cash Consideration have elected or have been deemed to have elected to be sold under the Cash Out Facility; or

(c) comprises the fractional entitlements of Scrip Consideration that arise under the Scheme.

Viterra will establish the Cash Out Facility and appoint Macquarie Capital Markets Canada Ltd (**Cash Out Facility Nominee**), to sell such Scrip Consideration under the Cash Out Facility.

If the Scheme becomes Effective, the Scrip Consideration referred to above will be issued by Viterra to the Cash Out Facility Nominee on the Implementation Date and Viterra must procure that the Cash Out Facility Nominee sells the Scrip Consideration under the Cash Out Facility within 15 Business Days of the Implementation Date.

The Cash Out Facility Nominee may sell the Scrip Consideration under the Cash Out Facility in such manner, at such price or prices and on such other terms as the Cash Out Facility Nominee determines in good faith.

Promptly after the last sale of Scrip Consideration under the Cash Out Facility, the Cash Out Facility Nominee must pay the proceeds of the sale of the Scrip Consideration in Australian dollars as follows:

(a) each ABB Grain Shareholder who participates in the Cash Out Facility and who is not an Ineligible Foreign ABB Grain Shareholder or a Large Shareholder[34] will receive their pro rata share[35] of the Cash Out Facility Proceeds (being the gross proceeds less applicable taxes and charges but free of brokerage charges incurred by the Cash Out Facility Nominee);

(b) each ABB Grain Shareholder who is an Ineligible Foreign ABB Grain Shareholder or a Large Shareholder will receive their pro rata share of the Cash Out Facility Proceeds less their pro rata share of brokerage charges incurred by the Cash Out Facility Nominee in connection with the sale of Scrip Consideration under the Cash Out Facility attributable to Ineligible Foreign ABB Grain Shareholders or Large Shareholders (and the amount so deducted on account of brokerage will be applied by the Cash Out Facility Nominee in payment of that brokerage); and

(c) the balance of the Cash Out Facility Proceeds will be paid to the Royal Flying Doctor Service of Australia.

Brokerage in respect of sales under the Cash Out Facility will be equal to 0.8% of the value of the sale.

The cash amount received by ABB Grain Shareholders who participate in the Cash Out Facility will depend on the price at which the Scrip Consideration can be sold under the Cash Out Facility by the Cash Out Facility Nominee at the relevant time, applicable exchange rates (if sales are made in a currency other than Australian dollars) and the amount of any taxes, charges or (if applicable) brokerage incurred by the Cash Out Facility Nominee in connection with sales under the Cash Out Facility.

An ABB Grain Shareholder's pro rata share of the Cash Out Facility Proceeds may be more or less than the value of the Scrip Consideration that the shareholder would have received. None of ABB Grain, Viterra, Viterra Australia or the Cash Out Facility Nominee gives any assurance as to the price that will be achieved for the sale of Scrip Consideration by the Cash Out Facility Nominee under the Cash Out Facility.

Payment of an amount to an ABB Grain Shareholder under the Cash Out Facility will be in full satisfaction of the obligations of Viterra and Viterra Australia under the Scheme in respect of the Scrip Consideration sold on behalf of that shareholder under the Cash Out Facility.

34 An ABB Grain Shareholder who elects Maximum Cash Consideration and, as a consequence of scaling back, would be entitled to receive more than 1,000 Viterra Shares or Viterra CDIs.

35 All references to "pro rata share" in this Section 5.9 refer to the proportion which the Scrip Consideration sold on behalf of the relevant ABB Grain Shareholder under the Cash Out Facility bears to the aggregate of all Scrip Consideration sold under the Cash Out Facility.

5.10 Fractional entitlements

Fractional entitlements to Scrip Consideration under the Scheme will be treated as follows:

(a) any entitlement of an ABB Grain Shareholder under the Scheme to be issued a fraction of a Viterra Share or fraction of a Viterra CDI will be rounded down to the nearest whole number of Viterra Shares or Viterra CDIs (as the case may be); and

(b) any fraction of a Viterra Share or fraction of a Viterra CDI to which an ABB Grain Shareholder would be entitled but for them being an Ineligible Foreign ABB Grain Shareholder or them electing or being deemed to have elected to have their Scrip Consideration sold under the Cash Out Facility will be rounded down to the nearest whole number of Viterra Shares or Viterra CDIs for the purpose of determining their entitlements to the proceeds of the Cash Out Facility.

The total amount of all Viterra Shares represented by all fractions referred to above will be issued to the Cash Out Facility Nominee and sold pursuant to the Cash Out Facility. The proceeds of sale of those shares (less applicable taxes and charges, other than brokerage) will be paid to the Royal Flying Doctor Service of Australia.

Cash Consideration and Cash Out Facility Proceeds payable to Scheme Shareholders under the Scheme will be rounded to the nearest whole cent.

5.11 Paying the Scheme Consideration

Viterra and Viterra Australia have entered into the Deed Poll under which they have covenanted in favour of ABB Grain Shareholders at the Scheme Record Date to provide the Scheme Consideration in accordance with the Scheme.

If the Scheme becomes Effective:

(a) you will be paid Cash Consideration to which you are entitled within 10 Business Days of the Implementation Date;

(b) your Scrip Consideration will be issued to you on the Implementation Date and your share certificates for Viterra Shares or holding statements for Viterra CDIs (whichever is applicable) will be sent to you within 10 Business Days of the Implementation Date; and

(c) if you are entitled to any Cash Out Facility Proceeds from the sale of your Scrip Consideration under the Cash Out Facility, you will be paid your Cash Out Facility Proceeds promptly following the last sale under the Cash Out Facility. The Cash Out Facility Nominee must complete sales under the Cash Out Facility within 15 Business Days of the Implementation Date.

ABB Grain Shareholders who have currently elected to receive dividends paid by ABB Grain by electronic funds transfer will receive their Cash Consideration (and any Cash Out Facility Proceeds) by electronic funds transfer paid to the bank account they have nominated to Computershare for the payment of dividends. ABB Grain Shareholders who currently receive dividends paid by ABB Grain by cheque will receive their Cash Consideration (and any Cash Out Facility Proceeds) by cheque.

ABB Grain Shareholders who wish to change the method by which they currently receive dividends should contact Computershare on 1300 550 374 (from within Australia) or +61 3 9415 4072 (from outside Australia). Alternatively, they may make the change online at www.computershare.com.au/easyupdate/abb. To use the online facility, ABB Grain Shareholders will need their Holder Identification Number (i.e. HIN) or Securityholder Reference Number (i.e. SRN). In order for changes to apply to the payment of any Cash Consideration (and any Cash Out Facility Proceeds), they must be notified to Computershare prior to the Scheme Record Date.

5.12 Ineligible Foreign ABB Grain Shareholders

Restrictions in certain foreign countries may make it impractical or unlawful for Viterra Scrip to be offered or issued under the Scheme to ABB Grain Shareholders in those countries, or for ABB Grain Shareholders located in those countries to receive Viterra Scrip under the Scheme.

Any ABB Grain Shareholders, other than a Qualified Investor, whose address as shown in the ABB Grain Register at the Scheme Record Date is outside of Australia and its external territories, New Zealand and the United States will be regarded as Ineligible Foreign ABB Grain Shareholders for the purposes of the Scheme, unless ABB Grain and Viterra are satisfied, acting reasonably, that the laws of all relevant jurisdictions permit the issue of Viterra Scrip to the shareholder either unconditionally or after compliance with requirements that are not unduly onerous.

Ineligible Foreign ABB Grain Shareholders will not be entitled to make an Election for Scheme Consideration and will be deemed to have elected to receive Standard Consideration. The Scrip Consideration component of their Scheme Consideration will not be issued to them and will instead be sold under the Cash Out Facility and their pro rata share of the Cash Out Facility Proceeds will be remitted to them. Further information regarding the Cash Out Facility is provided in Section 5.9 above.

ABB Grain Shareholders resident in New Zealand and the United States should refer to the additional information in Section 1.6 of Part B of this Scheme Booklet.

5. Explanation of the Scheme Consideration and how to choose it continued

5.13 Information relevant to your decision whether to elect to receive Viterra Shares or Viterra CDIs

ABB Grain Shareholders should consider the information in this Section 5.13 before deciding whether to elect to receive Viterra Shares or Viterra CDIs as part of their Scheme Consideration.

(a) Viterra Shares

Viterra Shares are common shares in the share capital of Viterra (the equivalent of "ordinary shares" in Australian companies).

Section 11 of Part B of this Scheme Booklet describes the principal rights relating to Viterra Shares and compares those rights to the rights relating to ABB Grain Shares.

Viterra Shares are listed on the TSX. Accordingly, investors who wish to trade Viterra Shares on the open market must do so on the TSX. Such trades must be undertaken through a broker entitled to trade on the TSX. Not all Australian brokers are able to trade securities on the TSX.

Viterra Shares will be quoted and traded on the TSX in Canadian dollars. The Australian dollar value of Viterra Shares will depend on the Australian dollar:Canadian dollar exchange rate.

(b) Viterra CDIs

A CDI (or CHESS Depositary Interest) is a financial product quoted on the ASX. CDIs are used to enable the securities of foreign companies to be traded on the ASX.

The settlement of trades on the ASX occurs electronically (as opposed to relying on paper transfer forms and share certificates). The laws of some jurisdictions do not recognise paperless transfers of securities. As a result, the securities of companies incorporated in those jurisdictions cannot be traded directly on the ASX. CDIs can be used to overcome this difficulty. CDIs represent an interest in the underlying foreign security and can be traded on the ASX. This allows investors to trade interests in foreign securities by trading the relevant CDIs on the ASX.

In the case of the Viterra CDIs available under the Scheme, each Viterra CDI will represent one Viterra Share and will confer a beneficial interest in that Viterra Share.

The Viterra Shares to which Viterra CDIs relate will be issued by Viterra to a depositary nominee which will hold legal title to those shares on behalf of the holders of the Viterra CDIs. It is Viterra's current intention to appoint CHESS Depositary Nominees Pty Ltd, a wholly owned subsidiary of ASX Limited, as depositary nominee.

Viterra CDIs will be quoted and traded on the ASX in Australian dollars. They will not be quoted and traded on the TSX.

The key features of Viterra CDIs are summarised below:

Key features of Viterra CDIs

General	Except for certain differences noted in Section 5.13(c) below, the rights attaching to Viterra CDIs are economically equivalent to the rights attaching to Viterra Shares and Viterra will generally be required to treat holders of Viterra CDIs as if they were the registered holders of the Viterra Shares underlying those Viterra CDIs. This means that economic benefits such as dividends, bonus issues and rights issues will generally flow through to holders of Viterra CDIs as if they were the registered holders of the underlying Viterra Shares.
1:1 ratio	Each Viterra CDI will represent one Viterra Share. The underlying Viterra Share will be held by a depositary nominee, CHESS Depositary Nominees Pty Ltd, a wholly owned subsidiary of ASX Limited.
Voting	Holders of Viterra CDIs will receive notices of general meetings of Viterra shareholders. As holders of Viterra CDIs are not the registered holders of the Viterra Shares to which those CDIs relate, they will not be entitled to vote in person at a general meeting of Viterra shareholders. However, the holder of a Viterra CDI can direct the depositary nominee to cast votes in a particular manner on their behalf or they can require the depositary nominee to appoint the holder (or a person nominated by the holder) as proxy to exercise the votes attaching to the Viterra Shares which underlie the holder's Viterra CDIs. If a holder of a Viterra CDI wishes to attend and vote in person at a general meeting of Viterra shareholders, the holder must first convert their Viterra CDIs into the underlying Viterra Shares in sufficient time before the record date for the meeting.

Key features of Viterra CDIs

Takeovers	The depositary nominee must not accept a takeover offer in respect of any Viterra Shares it holds on behalf of a holder of Viterra CDIs unless the holder of the Viterra CDIs has directed the depositary nominee to accept the offer. It is the depositary nominee's responsibility to ensure that the bidder processes those acceptances.
Conversion of Viterra CDIs into Viterra Shares	Holders of Viterra CDIs may at any time convert their Viterra CDIs into Viterra Shares listed on the TSX by contacting: ■ Viterra's Australian share registry (Computershare), if their Viterra CDIs are held on the issuer sponsored subregister; or ■ their broker, if their Viterra CDIs are held on the CHESS subregister. Requests for conversion will ordinarily be processed within one to three business days although the time for conversion may take longer. Conversion is achieved by transferring the underlying Viterra Shares from the depositary nominee to the holder of the Viterra CDI. No fee is payable by holders of Viterra CDIs for conversion of their Viterra CDIs into Viterra Shares. No trading of the underlying Viterra Shares can take place on the TSX until the conversion process has been completed.
Conversion of Viterra Shares into Viterra CDIs	If you hold Viterra Shares directly, it is possible to convert them into Viterra CDIs (e.g. because you would like to trade on the ASX). You should contact Viterra's share registry if you wish to convert your Viterra Shares into Viterra CDIs.
Communications from Viterra	Viterra will communicate directly with holders of Viterra CDIs with respect to corporate actions such as dividends, bonus issues and rights issues and will send notices and other documents (e.g. notices of meetings) to holders of Viterra CDIs at the same time as they are sent to Viterra shareholders.
Trading	Following the listing of Viterra CDIs on the ASX, Viterra CDIs can be traded on the ASX. They will not be tradeable on the TSX. If a holder of Viterra CDIs wishes to trade on the TSX, they must convert the Viterra CDIs into the underlying Viterra Shares (see above).
Dividends	Dividend record and payment dates will be the same for Viterra Shares and Viterra CDIs. Any cash dividends or distributions will be converted and paid directly to holders of Viterra CDIs in Australian dollars by Viterra's share registry. Please note that Viterra does not currently pay dividends. Please refer to Section 3.12 and Section 4.3(e) of Part B of this Scheme Booklet for further details.
Evidence of ownership	ABB Grain Shareholders who receive Viterra CDIs under the Scheme will receive a holding statement in respect of their Viterra CDIs rather than a holding statement or share certificate for the underlying Viterra Shares. Revised holding statements will be provided on a periodic basis if there is a change in the number of Viterra CDIs held e.g. as a consequence of trading activity. Viterra CDIs may be held on the issuer sponsored subregister or on the CHESS subregister. If you currently hold your ABB Grain Shares on the issuer sponsored subregister, you will receive your Viterra CDIs on the issuer sponsored subregister. If you currently hold your ABB Grain Shares on the CHESS subregister, you will receive your Viterra CDIs on the CHESS subregister.

5. Explanation of the Scheme Consideration and how to choose it continued

(c) The principal differences between holding Viterra CDIs and Viterra Shares

The principal difference between holding a Viterra CDI and holding a Viterra Share is that the holder of a Viterra CDI has an indirect, beneficial interest in the Viterra Share underlying their Viterra CDI instead of directly owning that Viterra Share. This means that the holder of the Viterra CDI is not the registered holder of the underlying Viterra Share and therefore:

(i) cannot directly trade the underlying Viterra Share; and

(ii) is not a shareholder of Viterra in respect of the underlying Viterra Share.

As noted in Section 5.13(b) above, there are certain differences which ABB Grain Shareholders should take into account in determining whether or not to elect to receive Viterra CDIs or Viterra Shares:

(i) A holder of a Viterra CDI cannot attend a Viterra general meeting as a shareholder but can direct the depositary nominee how to vote

As a holder of Viterra CDIs is not a shareholder of Viterra, they cannot attend a general meeting of Viterra shareholders and vote in person as a shareholder. However, as explained above in Section 5.13(b), a holder of a Viterra CDI can direct the depositary nominee to cast votes on their behalf or direct the nominee to appoint the holder (or a person nominated by the holder) as proxy.

(ii) Potentially different treatment of fractional entitlements

Canadian law will treat the depositary nominee's holding of Viterra Shares as a single holding, rather than as a number of smaller, separate holdings corresponding to the individual interests of holders of Viterra CDIs. In the context of bonus issues, rights issues, variations in share capital (e.g. share splits) and other similar corporate actions, this may result in marginal differences between the resulting entitlements of holders of Viterra CDIs and the entitlements they would have received if they directly held the Viterra Shares underlying their Viterra CDIs.

For example, if entitlements under a rights issue will be rounded up, the rounding up will only apply to the depositary nominee's aggregate holding of Viterra Shares and will not be applied to each of the notional holdings of Viterra Shares of the Viterra CDI holders. This would lead to a reduced level of rounding up in respect of the Viterra Shares underlying the Viterra CDIs.

Viterra will be required to notify holders of Viterra CDIs of such differences and to minimise them to the extent legally permissible.

(iii) Viterra CDIs will be listed on the ASX and Viterra Shares will be listed on the TSX

Viterra CDIs will be tradeable on the ASX only. This has the advantage that Viterra CDIs can be traded during Australian business hours using Australian brokers in prices quoted in Australian dollars.

However, the number of Viterra CDIs listed on the ASX will be less than the number of Viterra Shares listed on the TSX.[36] This is because the scrip component of the Scheme Consideration is limited to a maximum of approximately 78.3 million Viterra Scrip and there is no certainty whether Elections of ABB Grain Shareholders will result in this pool being fully utilised or as to what proportion of the Scheme Consideration will be taken up in the form of Viterra CDIs. It is therefore possible that the market for Viterra CDIs will be less liquid than the market for Viterra Shares on the TSX. This may have the effect of reducing the volume of Viterra CDIs that can be bought and sold on the ASX and the speed with which they can be bought and sold. This reduced liquidity may also result in Viterra CDIs trading at a discount to Viterra Shares on the TSX. However, a holder of Viterra CDIs can convert their Viterra CDIs into Viterra Shares tradeable on the TSX at no charge, should the holder wish to access the market in Viterra Shares on the TSX.

(iv) Exercise of shareholder rights

As holders of Viterra CDIs are not shareholders in Viterra, the rights attaching to Viterra Shares which underlie their Viterra CDIs must be exercised by the depository nominee. A holder of Viterra CDIs may instruct the depositary nominee to exercise those rights on their behalf. In contrast, a holder of Viterra Shares can directly exercise the rights attaching to their Viterra Shares in such manner as they choose.

The decision whether to elect to receive Viterra Shares or Viterra CDIs will depend on the individual circumstances of each ABB Grain Shareholder.

ABB Grain Shareholders should seek advice from their own financial, legal or other professional adviser before deciding how to make an Election.

36 As at 29 July 2009, 237,049,738 Viterra Shares were listed on the TSX.



How to vote

6

6. How to vote

6.1 Introduction

The Scheme is subject to the approval of ABB Grain Shareholders at the Scheme Meeting and to the approval of the Constitutional Amendment by ABB Grain Shareholders at the Constitutional Amendment Meeting.

6.2 Scheme Meeting

The Scheme Meeting has been convened for 11.00am (Adelaide time) on 9 September 2009 at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide.

At the Scheme Meeting, ABB Grain Shareholders will be asked to consider and, if thought fit, pass the following resolution:

"That pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed to be entered into between ABB Grain and the ABB Grain Shareholders, as more particularly set out in the Scheme Booklet of which the notice of this meeting forms part, is agreed to (with or without modification as approved by the Court)."

In order for the Scheme Resolution to be passed, unless the Court orders otherwise, it must be approved by a majority (i.e. greater than 50%) in number of ABB Grain Shareholders voting on the Scheme Resolution (in person or by proxy, attorney or, in the case of corporate ABB Grain Shareholders, by a corporate representative).[37] In addition, those ABB Grain Shareholders who vote in favour must cast at least 75% of the total number of votes cast by ABB Grain Shareholders on the Scheme Resolution (in person or by proxy, attorney or, in the case of corporate ABB Grain Shareholders, by a corporate representative).

Voting at the Scheme Meeting will be by poll.

6.3 Constitutional Amendment Meeting

The Scheme is also subject to approval of the Constitutional Amendment by ABB Grain Shareholders at the Constitutional Amendment Meeting.

The purpose of the Constitutional Amendment is to remove the 15% ownership limit under the ABB Grain Constitution. The Constitutional Amendment is required in order to enable Viterra Australia to acquire all of the ABB Grain Shares under the Scheme. **The Constitutional Amendment will only take effect if the Scheme proceeds.**

The Constitutional Amendment Meeting has been convened for 12.15pm (Adelaide time) on 9 September 2009 or as soon thereafter as the Scheme Meeting is concluded.

At the Constitutional Amendment Meeting, ABB Grain Shareholders will be asked to consider and, if thought fit, pass the following resolution as a special resolution:

"That subject to approval by the Court of the scheme of arrangement between ABB Grain and the ABB Grain Shareholders, as more particularly set out in the Scheme Booklet of which the notice of this meeting forms part, Articles 5.5, 5.6 and 5.7 of the ABB Grain Constitution be deleted, with effect from the Effective Date."

In order for the Constitutional Amendment to be passed as a special resolution, it must be approved by at least 75% of the votes cast by ABB Grain Shareholders entitled to vote on the resolution (in person or by postal vote, proxy, attorney or, in the case of corporate ABB Grain Shareholders, by a corporate representative).

Voting at the Constitutional Amendment Meeting will be by poll, to be demanded by the Chairman of the Constitutional Amendment Meeting in accordance with Article 9.7 of the ABB Grain Constitution.

If you wish the Scheme to proceed, it is important that you vote in favour of the Constitutional Amendment as well as the Scheme. The Scheme will not proceed unless both the Scheme and the Constitutional Amendment are approved by ABB Grain Shareholders.

6.4 Entitlement to vote

All ABB Grain Shareholders as at 6.30pm on 7 September 2009 will be entitled to vote at the Scheme Meeting and the Constitutional Amendment Meeting.

6.5 How to vote

You may vote in person at the Scheme Meeting and the Constitutional Amendment Meeting. If you are unable to attend the meetings in person you may vote by using the Voting Form accompanying this Scheme Booklet.

A corporate shareholder or corporate proxy may vote by corporate representative appointed pursuant to section 250D of the Corporations Act.

37 The Court has a discretion to approve the Scheme where it is approved by at least 75% of all votes cast on the Scheme Resolution but not by a majority in number of ABB Grain Shareholders voting on the Scheme Resolution: refer to Section 411(4)(a)(ii)(A) of the Corporations Act.

Further details are set out below:

(a) Voting in person
To vote in person at the Scheme Meeting, you must attend the Scheme Meeting commencing at 11.00am (Adelaide time) on 9 September 2009 at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide.

To vote in person at the Constitutional Amendment Meeting, you must attend the Constitutional Amendment Meeting commencing at 12.15pm (Adelaide time) on 9 September 2009 at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide or as soon thereafter as the Scheme Meeting is concluded.

All persons attending the Scheme Meeting and the Constitutional Amendment Meeting must register their attendance by disclosing their name at the point of entry to the meetings.

(b) Voting by proxy
If you cannot attend the Scheme Meeting and the Constitutional Amendment Meeting, you may vote by proxy by completing and sending in the Voting Form accompanying this Scheme Booklet.

A proxy need not be an ABB Grain Shareholder. You may appoint the same or different proxies for the Scheme Meeting and the Constitutional Amendment Meeting.

You need only complete one Voting Form to appoint proxies for both the Scheme Meeting and the Constitutional Amendment Meeting.

If you are entitled to cast two or more votes, you may appoint two proxies. You may specify the proportion or number of votes which each proxy is appointed to exercise. If proportions or numbers are not specified, each proxy may exercise half of the votes you are entitled to cast. Fractions of votes will be disregarded.

Appointing a proxy will not preclude you from attending the meetings in person and voting at the meetings instead of your proxy.

The Voting Form (together with any power of attorney or other authority under which the Voting Form is signed or a certified copy of that power of attorney or authority) must be:

(i) posted to Computershare in the reply paid envelope provided or, if you are outside of Australia or do not otherwise use the reply paid envelope, to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001, Australia;

(ii) successfully transmitted by facsimile to Computershare on 1800 783 447 (from within Australia) or +61 3 9473 2555 (from outside Australia); or

(iii) posted, delivered or successfully transmitted by facsimile to the registered office of ABB Grain,

so that it is received by no later than 11.00am (Adelaide time) on 7 September 2009.

Your proxy should retain a copy of the Voting Form (together with any power of attorney or other authority under which the Voting Form is signed or a certified copy of that power of attorney or authority) to assist with admission to the Scheme Meeting and Constitutional Amendment Meeting.

(c) Voting by attorney
Alternatively, if you cannot attend the Scheme Meeting and the Constitutional Amendment Meeting, you may vote by a duly authorised attorney. An attorney need not be an ABB Grain Shareholder. You may appoint the same or different attorneys for the Scheme Meeting and the Constitutional Amendment Meeting.

The power of attorney, or a certified copy of the power of attorney, should be lodged with Computershare before the Scheme Meeting and the Constitutional Amendment Meeting or brought to the meetings.

(d) Corporate representative
If a representative of a corporate shareholder or corporate proxy is to attend the Scheme Meeting and the Constitutional Amendment Meeting pursuant to section 250D of the Corporations Act, a certificate of appointment of the representative (or such other document as the Chairman of the Scheme Meeting or Constitutional Amendment Meeting, as applicable, considers sufficient together with any power of attorney or other authority under which the certificate or other document is signed or a certified copy of that power of attorney or authority) should be lodged with Computershare prior to the Scheme Meeting and the Constitutional Amendment Meeting or brought to the meetings.

A form of certificate can be obtained from Computershare.

6. How to vote continued

(e) Postal vote (Constitutional Amendment Meeting only)

If you cannot attend the Constitutional Amendment Meeting and you do not wish to appoint a proxy to attend that meeting and vote on your behalf, you may vote on the Constitutional Amendment Resolution by postal vote.

If you wish to vote by postal vote, you must complete the appropriate section of the Voting Form that accompanies this Scheme Booklet and:

(i) post it to Computershare in the reply paid envelope provided or, if you are outside of Australia or do not otherwise use the reply paid envelope, to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001, Australia;

(ii) successfully transmit it by facsimile to Computershare on 1800 783 447 (from within Australia) or +61 3 9473 2555 (from outside Australia); or

(iii) post, deliver or successfully transmit it by facsimile to the registered office of ABB Grain,

so that it is received by no later than 11.00am (Adelaide time) on 7 September 2009.

Postal voting is available at the Constitutional Amendment Meeting in accordance with the ABB Grain Constitution. Postal voting is not available in respect of the Scheme Meeting, which is convened by the Court under the Corporations Act. However, ABB Grain Shareholders can submit a proxy by post in relation to the Scheme Meeting.

6.6 Election Form

This Scheme Booklet is accompanied by an Election Form under which you may elect how you wish to receive your Scheme Consideration. Please refer to Section 5.6 of Part B of this Scheme Booklet for information regarding how to complete this form.

Risk factors associated with an investment in the Combined Group



7

7. Risk factors associated with an investment in the Combined Group

7.1 Introduction

Under the Scheme, ABB Grain Shareholders are entitled to elect to receive Viterra Shares or Viterra CDIs as part of the Standard Consideration and Maximum Scrip Consideration alternatives. Even if an ABB Grain Shareholder elects to receive Maximum Cash Consideration, the ABB Grain Shareholder will receive Viterra Scrip if scaling back of Elections for Maximum Cash Consideration is necessary and the shareholder does not elect or is not deemed to have elected to participate in the Cash Out Facility.

The value of Viterra Shares and Viterra CDIs will be influenced by a range of factors, many of which are beyond the control of the Combined Group. The risk factors in this Section 7 describe some key risks that may adversely affect an investment in the Combined Group. These risk factors are divided into risks associated with:

(a) share ownership in general;

(b) the businesses of the Combined Group; and

(c) implementing the Scheme.

Some of these risks are related either to agri-business companies generally or already relate to the ABB Grain businesses which will form part of the Combined Group and are therefore risks to which ABB Grain Shareholders already have some exposure. However, a number of them will be new or potentially greater in impact than is currently the case in relation to ABB Grain.

These risk factors do not take into account the investment objectives, financial situation, taxation position or particular needs of ABB Grain Shareholders. Additional risks and uncertainties not currently known to Viterra or ABB Grain, or which Viterra and ABB Grain currently believe to be immaterial, may also have an adverse effect on the value of Viterra Scrip. The information set out below does not purport to be, nor should it be construed as representing, an exhaustive summary of all possible risks.

7.2 General risks

(a) Share market conditions

Any securities traded on a stock exchange are subject to general risk factors which affect their price, e.g. changes to the economic climate, interest and inflation rates, currency exchange rates, investor sentiment and the demand and supply for capital. These risk factors are generally unpredictable and may have implications that are unrelated or disproportionate to the operating performance of the listed entity.

(b) Changes to the economic climate

The general economic climate in which the Combined Group will operate is at risk of change which could adversely affect the financial performance of the Combined Group. In addition to changes to commodity prices, interest rates and political and economic instability, which are dealt with as separate risk factors below, general changes may include:

(i) changes in economic growth, unemployment levels and consumer confidence which may lead to a general fall in the demand for the Combined Group's products;

(ii) changes in underlying cost structures for labour, production and service charges; and

(iii) the instability of national or international financial markets as a result of a global financial crisis, terrorist acts or war.

(c) Changes in government policy

General changes in government fiscal, monetary and regulatory policies can significantly influence the outlook of companies and the actual and potential returns to investors.

(d) Disputes and litigation

The Combined Group, like any business, is at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained at this time. Any material or costly dispute or litigation could adversely affect the value of the assets or future financial performance of the Combined Group.

(e) Legal systems

The Combined Group will operate in jurisdictions with less developed legal systems than those in more established economies. In these jurisdictions, the Combined Group could experience potential difficulties in obtaining effective legal redress; a higher degree of discretion on the part of governmental authorities; a lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and relative inexperience of the judiciary and courts in such matters.

In addition, in certain jurisdictions, the Combined Group may find that the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licences required or desirable for, or agreements entered into in connection with, the Combined Group's business in any such jurisdiction. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licences, permits or approvals (or applications for licences, permits or approvals) or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

7.3 Risks relating to the businesses of the Combined Group

(a) Adverse weather conditions or other natural events

Adverse weather conditions represent a very significant operating risk affecting the Combined Group. Weather conditions affect the types of crops grown, the quality and quantity of grain production and the levels of farm inputs which, in turn, will affect the Combined Group's sales mix, grain handling volumes and level of agri-products sales. Adverse weather conditions or other natural events, such as flood, fire, pestilence and rainfall patterns, and particularly drought and frost, can result in reduced crop production and, in turn, reduced grain handling and marketing volumes. A reduction in grain handling and/or crop input sales because of such adverse conditions could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

Viterra has historically had grain volume insurance to protect its cash flow from significant declines in grain volumes as a result of drought or other weather related events. The Combined Group has obtained insurance to cover for these risks but there is no guarantee that such coverage will be sufficient to cover all risks.

(b) Political and economic conditions

The world grain market is subject to numerous risks and uncertainties, such as global political and economic conditions, which can affect Canada's or Australia's ability to compete in the world grain market and importing countries' abilities to purchase grain and other agri-food products. Both of these factors affect Canada's and Australia's export levels of grains and oilseeds, which, in turn, will affect the Combined Group's handling volumes owing to its significant presence in Canada and Australia.

International agricultural trade is affected by high levels of domestic production and global export subsidies, especially by the United States and the European Union. Such subsidies interfere with normal market demand and supply forces and generally put downward pressure on commodity prices. For example, it is estimated that European Union and United States domestic and export subsidies take away C$1.3 billion each year from Canadian grains and oilseed sales. Tariffs and subsidies restricting access to foreign markets prevent the expansion of the Canadian and Australian agri-food industries. While not the most significant sector overall for WTO members, the agricultural sector is likely the most politicised. The political influence of the farm sector in both the European Union and United States is very significant, and agricultural negotiations are driven as much by political needs as they are by economics. Developing nations typically have small manufacturing bases, and their agricultural sectors are critical to their economies. These concerns must also be accommodated in any agreement in the agricultural sector.

Over recent years, a number of negotiations have been held under the auspices of the WTO with a view to achieving agreement among WTO members on the elimination of agricultural export subsidies, import duties that limit access to agricultural exports and practices which have the effect of distorting agricultural trade. While WTO negotiations are ongoing and some progress has been made, no concrete agreements have been reached and the outcome of those negotiations, in relation to both the timing and effect of the outcome, is uncertain.

7. Risk factors associated with an investment in the Combined Group continued

Export subsidies, import duties and trade distorting practices can affect both export grain volumes and market prices. The application of these measures is difficult to predict as it is often driven by political and policy considerations noted above. Australia and Canada have no policies that give government support to grain production or export as a counter to such subsidies, duties and practices.

(c) Grain industry and rail transportation regulation

The Combined Group is subject to significant governmental regulations, and its related costs and delays may negatively affect the Combined Group's business. In particular, the following should be noted:

(i) Canada's grain industry and rail transportation are highly regulated. The CWB is the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption grown in Western Canada. Wheat and barley sold by or on behalf of the CWB into the export market or domestically for human consumption (**Board Grains**) accounted for approximately 50% of the grain handled by Viterra for the year ended 31 October 2008. The size and scheduling of CWB's export program can affect the quantity and timing of Viterra's grain handling volumes. Although Canada's grain handling and rail transportation system continues to be highly regulated, a portion of the CWB export program (up to 20% in any given year), is tendered to grain handlers which increases competition for Board Grains. That is, companies can bid on this portion of the CWB program;

(ii) in Australia, Wheat Exports Australia administers a scheme under which all exporters of wheat must be accredited. ABB Grain is accredited;

(iii) as noted in Section 2.9 and Section 4.3(d) of Part B of this Scheme Booklet, to maintain its accreditation, ABB Grain must, among other things, provide access to its port services to other exporters pursuant to access arrangements approved by the ACCC. ABB Grain has submitted a draft access undertaking which the ACCC is currently reviewing. If the ACCC does not accept the draft access undertaking by 1 October 2009, ABB Grain would be entitled to appeal the decision to the Australian Competition Tribunal, which would make a decision as to whether or not to accept the undertaking. If ABB Grain were to be unsuccessful in any such appeal, ABB Grain would lose its accreditation which would mean that ABB Grain would be unable to export wheat. If this occurred, it would adversely affect the Combined Group's financial results, business prospects and financial condition. This risk remains for ABB Grain regardless of whether the Scheme is implemented; and

(iv) government authorities in certain jurisdictions in which the Combined Group will operate will enforce regulations against anti-competitive conduct. These regulations may prevent the Combined Group from expanding its business or conducting its business in the manner in which it would like.

Costs associated with compliance with such laws and regulations can be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Combined Group's operations. There may be delays in obtaining any required licences and quotas and from time to time export licences may be refused, which could lead to income receivable by the Combined Group being adversely affected.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

(d) Commodity price and market factors

Prices of agricultural commodities are influenced by a variety of regional and global factors that are beyond the control of the Combined Group. These risk factors include various economic and weather related conditions, interest rates, expectations regarding inflation, speculation, currency values, global and regional demand and production, governmental regulation and initiatives, including domestic and foreign farm programs and policies, trade subsidies, sanctions and barriers, outbreaks of crop diseases or insect infestations. Although the majority of the Combined Group's grain handling revenue will be volume driven rather than price driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage and the types of crops grown. Such factors could affect the Combined Group's sales mix, handling volumes and the level of agri-products sales.

The Combined Group will also have exposure to commodity prices where there is a movement in the price on open market grains between the time of purchase and the time of sale by the Combined Group. While the Combined Group will take active steps to hedge this exposure, perfect hedges may not always be available because of a lack of appropriate hedging instruments for certain crops handled by the Combined Group.

Prices of raw and processed agri-food commodities will affect gross margins of the Combined Group and its affiliated agri-food processing businesses. Lower or fluctuating commodity prices could affect the Combined Group's sales mix, handling volumes, level of agri-products and agri-food processing sales and margins, and could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

The Combined Group will employ a Commodity Risk Management Policy, in which position limits will be used to manage the Combined Group's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Combined Group will be willing to tolerate by commodity. The policy will define these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. Irrespective of the policy, changes in foreign currency rates or commodity prices could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

(e) Employee relations and collective bargaining

The workforce of the Combined Group will be governed by a mix of collective agreements and a material proportion of the Combined Group's workforce will be unionised. As collective agreements expire, the Combined Group will undertake collective bargaining to renew such agreements, during which time no assurances can be made that labour disruptions will not occur, although it is considered unlikely that settlements will not ultimately be reached. A labour disruption could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition (although it is unlikely to have such effect).

There can be no assurance that labour difficulties will not arise at one or more of the Combined Group's facilities or the facilities of any other business on which the Combined Group is dependent for transportation or other services.

The Combined Group will be subject to, among other things, stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such laws and regulations may become more stringent and comprehensive, and may result in modifications to the Combined Group's facilities or practices that could involve significant additional costs.

The Canadian Industrial Relations Board has completed hearings on redesigning the bargaining structure in Western Canada. It is possible that the redesign will have a material effect on the structure, but it is likely that whatever the outcome it will result in greater labour stability than currently exists with fragmented bargaining structure.

A representation vote was recently conducted in Manitoba, with Viterra employees rejecting union representation. As such, there will be no change to the current labour situation in that province.

(f) Acquisitions

Any acquisition that the Combined Group may choose to complete, may change the scale of the Combined Group's business and operations, and may expose the Combined Group to new geographic, industry, regulatory, operating, financial and other risks. The Combined Group's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with its own. Any acquisitions would be accompanied by risks. For example: (i) there may be significant adverse changes to industry conditions in the target business after the Combined Group has committed to complete the transaction and established the purchase price or exchange ratio; (ii) the Combined Group may have difficulty integrating and assimilating the operations and personnel of any acquired organisations, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform policies, systems and controls across the organisation; (iii) the integration of the acquired business or assets may disrupt the Combined Group's ongoing business and its relationships with employees, customers and suppliers; (iv) the acquired business or assets may have unanticipated costs and unknown liabilities, which may be significant and not covered by an indemnity in an acquisition agreement; and (v) the acquired company may carry on a business that the Combined Group has not been previously engaged in and expose the Combined Group to business risks that it was not previously exposed to.

7. Risk factors associated with an investment in the Combined Group continued

There can be no assurance that the Combined Group would be successful in overcoming these risks or any other difficulties encountered in connection with such acquisitions. These risks and difficulties, if they materialise, could disrupt the Combined Group's ongoing business, increase expenses and adversely affect the Combined Group's financial results, business prospects and financial condition.

If the Combined Group elects to raise additional debt capital to finance any such acquisition, the Combined Group's leverage could be increased, exposing the Combined Group to increased financial risk. If the Combined Group chooses to issue additional equity in connection with such an acquisition, existing shareholders at that time would suffer dilution.

(g) Foreign exchange

The Combined Group's functional currency following implementation of the Scheme will be Canadian dollars. However, significant portions of the Combined Group's revenues, expenses and assets will be denominated in Australian dollars, United States dollars, New Zealand dollars or euros (in addition to other currencies). Exchange rate movements will therefore play a significant part in the market returns achieved by the Combined Group in currencies other than Canadian dollars. The Combined Group will hedge substantially all foreign currency transactions using options, futures or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. However, to the extent that the Combined Group has not fully hedged its foreign exchange risks or any counterparty defaults in connection with any such hedges, movements in exchange rates could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition. Additionally, from the perspective of an Australian holder of Viterra Scrip, an appreciation of the Australian dollar against the Canadian dollar could reduce the Australian dollar value of an investment in Viterra in circumstances where Viterra's Canadian dollar share price remained constant.

(h) Credit availability and costs

General economic and business conditions that impact the debt or equity markets, such as the recent global financial crisis, could impact the availability of credit to, and cost of credit for, the Combined Group. The Combined Group will have revolving credit facilities and other short term borrowings and the amount of interest charged on these will fluctuate based on changes in short term interest rates. Any economic event that limits the Combined Group's access to capital or that precipitates a significant rise in interest rates could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

While Viterra believes that the Combined Group's cash, cash equivalents and short term investments combined with cash flow generated from operations will be sufficient for it to make the foreseeable required level of capital investment, no assurance can be given that additional capital investments will not be required. If the Combined Group is unable to generate enough cash to finance such additional capital expenditure through operating cash flow, the Combined Group may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing shareholders at the time and any additional indebtedness would increase the Combined Group's debt payment obligations, and may negatively impact its results of operations.

(i) Dependence on key personnel

The performance of the Combined Group will depend on the continued contribution of certain executives and other key personnel. A loss of one or more key individuals or the inability to attract suitably qualified personnel in the future could affect the business of the Combined Group. As the Combined Group's business extends across different jurisdictions, it may experience difficulties in employing and retaining qualified personnel who are willing to work in certain jurisdictions.

(j) Environment, health and safety

In conducting its business, the Combined Group must comply with various federal, provincial/state and municipal environmental laws and regulations. Although both ABB Grain and Viterra are in substantial compliance in all material respects with such laws and regulations, circumstances may arise in the future that cause this not to be true for the Combined Group. New or amended environmental laws and regulations may require future expenditures by the Combined Group to install environmental control equipment, modify operations or proceed with remediation of certain sites. Failure to comply could potentially subject the Combined Group to fines and/or penalties. There can be no assurance that the Combined Group will not experience difficulties in its efforts to comply with such laws and regulations in future years, or that the costs associated with the Combined Group's continued compliance efforts will not have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

The need to monitor emissions and prepare for emissions trading schemes will impact the Combined Group in the immediate future. The protection of the marine environment at export terminals also poses a significant environmental challenge as increasing community expectations bring about more regulation with respect to the protection of the marine environment.

The Combined Group will continue to manage health and safety risks that arise as a result of its diverse operations. The traditional hazards associated with bulk commodity storage and handling include engulfment, road and rail transport, fumigant handling and working at heights. The risks presented by these hazards can be mitigated by rigorous safety regimes. Other operational risks arise from the handling, storage and distribution of farm chemicals and fertiliser and the hazardous nature of certain crop protection products. The presence or release of hazardous substances could lead to claims by third parties and/or require significant clean up or remediation works and potentially could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

(k) Property and liability

The Combined Group will conduct annual risk management reviews of each of its operating divisions and wholly owned subsidiaries to ensure that appropriate insurance coverage and loss prevention measures are in place to limit the property and liability risks faced by the Combined Group. As part of the review, all major facilities will be inspected and loss prevention programs will be discussed with managers of each facility. Viterra retains Canadian Pool Agencies Ltd as its agent and broker in placing insurance coverage for its facilities. These processes will continue for the Combined Group.

The Combined Group will have insurance policies that cover a variety of property and liability insurance needs. However, the potential still exists for an uninsured or partially insured loss or a default by one of the Combined Group's insurers which could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

(l) Food and agricultural products

Food and agricultural products to be handled and processed by the Combined Group may include genetically modified crops. The commercial success of products developed using biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. If domestic or foreign government regulations or public attitudes resulted in the restriction of the import of, or reduction in the demand for, genetically modified crops, the Combined Group's grain handling volumes could be adversely affected, which could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

(m) Disease and pestilence

Certain plant diseases may result in a reduction in grain production in particular geographic regions. This may affect the Combined Group's sales mix, grain handling volumes and level of agri-products sales, which could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

The Combined Group's business related to the livestock industry will be subject to the risk of livestock disease. In particular, if the North American livestock industry was affected by an outbreak of disease, domestic and export marketing of meat and livestock could be halted and sales of the Combined Group's livestock and feed products could be materially adversely affected, which could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

(n) Livestock industry factors

The Combined Group's exposure to the livestock industry will expose it to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, export restrictions or trade barriers affecting the livestock industry, competition from present and future industry participants, public concerns over the environmental impact of large scale livestock production, public concerns over Listeriosis, BSE and avian flu and any new environmental food inspection agency regulations that may result from such concerns.

7. Risk factors associated with an investment in the Combined Group continued

(o) Competitors

The risk of competition exists in all of the Combined Group's businesses. Existing competitors and new participants in the industry may encroach on the Combined Group's market share and place pressure on revenues.

As competition increases, which may be initiated through new entrants, aggressive pricing strategies or acquisitions, there is a risk that the Combined Group's financial results, business prospects and financial condition could be adversely affected.

Canada's grain industry and rail transportation are currently highly regulated. Any future deregulation of Canada's grain industry is likely to lead to lower barriers to entry and increased competition in Canada. Accordingly, any such deregulation could adversely affect the Combined Group's financial results, business prospects and financial condition.

(p) Credit risk

The Combined Group will be exposed to credit risk through its counterparties in the event of non-performance.

In the case of over-the-counter derivative contracts, the Combined Group will only contract with pre-authorised counterparties where agreements are in place and will monitor the credit ratings of its counterparties on an ongoing basis. The Combined Group will require additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk. Exchange traded futures contracts used to hedge future revenues in the Combined Group's grain business will settle changes in contract positions on a daily basis.

Viterra provides financing to some purchasers of crop production inputs directly rather than through Viterra Financial®. In addition, with the introduction of Unifeed Financial® for specific secured financing programs, Viterra continues to provide financing to certain purchasers of feed and livestock under its regular trade credit program. Viterra has also provided certain indemnifications to the Canadian Schedule 1 chartered bank providing credit through Viterra Financial® and Unifeed Financial®. As a result, the Combined Group will be exposed to the credit risk associated with certain of its customers. Under Viterra Financial® and Unifeed Financial®, the Combined Group has reduced exposure to credit risk as a result of limiting the financial institution's recourse against the Combined Group for indemnification of losses incurred on certain accounts receivable.

Trade receivables comprise a significant amount of Viterra's outstanding accounts receivable. The Combined Group will manage its exposure to potential credit risk in respect of trade receivable contracts through analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables will limit its exposure to credit risk.

However, negative credit experience with the Combined Group's counterparties or customers could have a material adverse effect on the Company's financial results, business prospects and financial condition.

(q) Reliance on computerised business systems

The Combined Group will place significant reliance on information technology. Its computer systems will include custom developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, the Combined Group will rely upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies, including railway companies and the CWB, are also important to the Combined Group's operations. The failure of any such systems for a significant time period could have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

The Combined Group will centralise the majority of these systems in its data centre and will mitigate the risk of interruption by contracting business resumption services to a third party service provider.

(r) Chartering

The logistics involved in moving commodities to international and domestic destinations to satisfy the Combined Group's contractual obligations is a complex process which will require skilful management. As part of this process, the Combined Group will charter freight vessels to a number of international destinations in order to execute its bulk grain export contracts. The chartering of freight carries material market and execution risks that may affect the Combined Group's earnings. Market risks arise when the price of a charter needs to be fixed before or after the individual freight rate is contracted with the grain customer.

Depending on the nature of its contractual commitments, the Combined Group may also be exposed to the risk of demurrage penalties during the loading and unloading process, where costs may be incurred if delays are experienced. The Combined Group will seek to manage these risks through the use of forward contracts, insurance and other hedging instruments.

(s) Barley germination and quality
Grain contracts can often specify certain quality parameters for the grain being sold to a customer. While this risk is managed by the Combined Group's quality assurance teams, there is a material risk associated with malting barley arising from a requirement that at least 95% of grain supplied must germinate within 72 hours of being put into malting production. As it is difficult to test the germination performance of grain at the time the grain is acquired at harvest, the Combined Group is exposed to this germination risk. For biological reasons which are not fully known to the malt industry and are outside of its control, a failure to germinate may occur. The Combined Group may suffer financial loss if this occurs in relation to malt barley used in its own malting operations or, in the case of malt barley supplied to third parties, may subject the Combined Group to losses as a result of its obligation to supply a customer with alternative grain or as a result of quality affected grain being re-graded to a lower value grain. Such financial losses may have a material adverse effect on the Combined Group's financial results, business prospects and financial condition.

(t) Change of control
ABB Grain is a party to two joint venture agreements that have change in control provisions that will be triggered by the Scheme. These are the New World Grain Joint Venture with Soufflet Group operating in the Ukraine and the Australian Bulk Alliance Joint Venture with Sumitomo operating storage and port facilities in the eastern States of Australia. ABB Grain is unable to predict whether or not the change in control provisions will be relied on by the counterparties. If the change in control provisions are relied on by the counterparties, neither ABB Grain nor Viterra considers that the effect on the Combined Group would be material.

7.4 Risks relating to the Scheme

(a) Integration
The Scheme will involve the combination of the businesses of Viterra and ABB Grain which have previously operated independently. There is a risk that unexpected issues and complications may arise during the process of integration. There is a risk that the Combined Group may face unanticipated liabilities and costs, operational disruption and the possible loss of key employees, customers or market share if integration is not achieved in a timely and orderly manner. There is a risk that the synergies described in Section 4 of Part B of this Scheme Booklet may not be achieved on a timely basis, at all or to the extent envisaged or that the costs associated with achieving them may be higher than anticipated. Potential issues and complications influencing the achievement of a successful integration and of targeted synergies include:

(i) integrating management information systems;

(ii) merging the culture and management styles of two organisations;

(iii) experiencing lower than expected cost savings;

(iv) integrating IT and support functions;

(v) products developed for the domestic markets of ABB Grain and Viterra not being suitable in the other party's market, limiting cross selling opportunities;

(vi) unintended losses of key employees; and

(vii) competitor or client reactions, market conditions or changes in the regulatory environment impacting the ability of the Combined Group to leverage its increased international scale, presence and market intelligence to achieve revenue related synergies.

Detailed planning for a smooth integration of the businesses is taking place to reduce the risk of these issues occurring. However, a risk remains that difficulties of the nature described above may arise. Any failure to achieve the targeted synergies could impact the financial performance and position of the Combined Group.

7. Risk factors associated with an investment in the Combined Group continued

(b) Initial potential of high volumes of sale of Viterra Scrip issued under the Scheme

Some ABB Grain Shareholders may not intend to continue to hold the Viterra Scrip issued to them under the Scheme and may wish to sell the Viterra Scrip on the relevant stock exchange. There is a risk that if a significant number of ABB Grain Shareholders seek to sell their Viterra Scrip, this may adversely impact the price of the Viterra Scrip in the short term. This risk is mitigated by the option of ABB Grain Shareholders to elect Maximum Cash Consideration, with the ability to further elect to have any Scrip Consideration received as the result of scale back sold under the Cash Out Facility.

(c) Transaction and integration costs

Viterra will incur transaction, integration and restructuring costs in connection with the Scheme. Both Viterra and ABB Grain will pay transaction fees and other expenses related to the Scheme, including financial advisers' fees, filing fees, legal and accounting fees, regulatory fees and mailing costs. It is difficult to predict the full extent of these costs before the integration process begins. The Combined Group may incur additional unanticipated costs as a consequence of difficulties arising from efforts to integrate the operations of the businesses. Although Viterra expects that the elimination of duplicative costs, as well as the realisation of other efficiencies related to the integration of the businesses, can offset incremental transaction, integration and restructuring costs over time, Viterra cannot give any assurance that this net benefit will be achieved in the near term, or even at all.

Independent Expert's Report

8



8. Independent Expert's Report

KPMG

KPMG Corporate Finance (Aust) Pty Ltd
Australian Financial Services Licence No. 246901
151 Pirie Street
Adelaide SA 5000

GPO Box 2499
Adelaide SA 5001
Australia

ABN: 43 007 363 215
Telephone: +61 8 8236 3111
Facsimile: +61 8 8236 3395
DX: 456 Adelaide
www.kpmg.com.au

The Board of Directors
ABB Grain Limited
123-130 South Terrace
Adelaide SA 5000

24 July 2009

Dear Sirs

Independent expert report & Financial services guide

1 Introduction

On 28 April 2009, Viterra Inc. (Viterra) announced a conditional, non-binding proposal to acquire all of the fully-paid ordinary shares in ABB Grain Limited (ABB Grain). On 19 May 2009, Viterra and ABB Grain announced they had signed an Implementation Agreement, whereby Viterra proposed to acquire all of the issued and outstanding ordinary shares in ABB Grain for a mixture of cash and scrip, via a Scheme of Arrangement (the Proposed Scheme). On 19 May 2009, ABB Grain also announced its intentions to pay a fully franked special dividend of $0.41 per ABB Grain share (ABB Grain Special Dividend). On 24 July 2009, ABB Grain determined to pay the ABB Grain Special Dividend subject to the Proposed Scheme proceeding.

Under the Proposed Scheme, ABB Grain shareholders (the Shareholders) will have the ability to choose between the following three alternatives as consideration (the Viterra Offer):

- Standard Alternative: This alternative is made up of $4.35 in cash and 0.4531 Viterra Scrip per ABB Grain share (or $4.76 in cash and 0.4531 Viterra Scrip per ABB Grain share inclusive of the ABB Grain Special Dividend).

- Maximum Scrip Alternative: This alternative is made up of 0.9062 Viterra Scrip per ABB Grain share (or 0.9062 Viterra Scrip per ABB Grain share plus $0.41 cash per ABB Grain share inclusive of the ABB Grain Special Dividend). This alternative will be scaled down if ABB Grain shareholders in aggregate request more scrip than the available pool of 78.3 million Viterra Scrip. The minimum amount of scrip consideration for a shareholder who elects the Maximum Scrip Alternative is 0.4531 Viterra Scrip plus $4.76 in cash, which is equal to the Standard Alternative, inclusive of the ABB Grain Special Dividend.

- Maximum Cash Alternative: This alternative is made up of $8.70 in cash per ABB Grain share (or $9.11 per ABB Grain share inclusive of the ABB Grain Special Dividend). This alternative will be scaled down if ABB Grain shareholders in aggregate request more cash than the available pool of $1.13 billion. The minimum amount of cash consideration for a shareholder who elects the Maximum

Cash Alternative is $6.94 per ABB Grain share and 0.2266 Viterra Scrip, inclusive of the ABB Grain Special Dividend.

The scrip component (or Viterra Scrip) will be in the form of either Viterra CHESS Depository Interests (Viterra CDIs), to be listed on the Australian Stock Exchange (ASX), or Viterra shares, to be listed on the Toronto Stock Exchange (TSX). Ineligible Foreign ABB Grain Shareholders (as defined in Section 15 of Part B of the Scheme Booklet will have any Viterra Scrip that they would have otherwise received, aggregated and sold on their behalf, using the Cash Out Facility.

Completion of the Proposed Scheme requires the approval of ABB Grain's shareholders and the satisfaction of various conditions precedent.

The Board of Directors of ABB Grain has requested KPMG Corporate Finance (Aust) Pty Ltd (KPMG) provide an independent expert report (IER) indicating whether in our opinion, the Proposed Scheme is in the best interests of ABB Grain shareholders.

ABB Grain is a leading Australian agri-business with diversified operations including grain handling, marketing, malt manufacturing and rural services. ABB Grain is amongst the top 100 companies listed on the ASX and as at 23 July 2009, ABB Grain had a market capitalisation of approximately $1.5 billion.

Viterra is a leading Canadian agri-business with diversified operations including grain handling, agri-products, feed and food processing sectors. Viterra is amongst the top 100 companies listed on the TSX and as at 23 July 2009, Viterra had a market capitalisation of approximately C$2.2 billion, where C$ is Canadian dollars.

Details of the Proposed Scheme are set out more fully in Section 3 of our report and in depth in Section 1 of Part B of the Scheme Booklet to which this report is attached. The Scheme Booklet is to accompany the notice of meeting to be sent to shareholders eligible to vote at the special meeting of shareholders to be held on 9 September 2009 in relation to the Proposed Scheme (Scheme Meeting).

2 Summary of opinion

2.1 The Proposed Scheme is in the best interests of ABB Grain shareholders

In our opinion, having assessed the fairness and reasonableness of the Proposed Scheme to ABB Grain shareholders, we consider the Proposed Scheme to be in the best interests of ABB Grain shareholders, in the absence of a superior proposal.

ABB Grain listed on the ASX in 2002, three years after the privatisation of the Australian Barley Board. At that stage, ABB Grain was a major exporter of malt and feed barley; the industry was fragmented with a number of smaller private players, and there was an expectation of growth as the industry looked towards further deregulation. ABB Grain listed at $2.60 in July 2002 with a market capitalisation of approximately $118.8 million and by December 2002, following its first annual results, its share price increased to above $3.20 per share with a market capitalisation of $146.2 million.

ABB Grain continued to grow, making a number of smaller acquisitions and in February 2004, it announced it was in merger discussions with AusBulk Ltd and United Grower Holdings Ltd (collectively AusBulk). The merger was completed in September 2004 and around that time, ABB Grain's share price

8. Independent Expert's Report continued

traded over $8.00 per share for a brief period. However, over the following two years ABB Grain's share price has fluctuated, tending to range between $6.00 to $8.00 per share with harvest receivals a key driver of share price movement.

Towards the end of 2006, with the share price trading over $6.00, ABB Grain was facing not only a significant drought for the 2007 harvest, the third bad harvest in four years, but also deregulation of the South Australian barley marketing arrangements. Consequently, ABB Grain initiated a plan to de-risk the business through diversification. ABB Grain looked to diversify the business across geography, varieties of grain and other agricultural products and services. Since then, ABB Grain has established a Rural Services business, acquired a number of smaller Australian grain businesses, expanded operations into New Zealand and Ukraine, obtained a wheat exporting licence, and considered a number of mergers or acquisitions with various Australian agricultural companies.

Diversification and consolidation has been a trend across the agricultural industry with companies looking to reduce the volatility of earnings and to take advantage of opportunities provided by deregulation. While ABB Grain's diversification has provided opportunities to increase its earnings capacity, it is still heavily reliant on South Australian weather and its share price has continued to be volatile. It traded over $11.00 at the start of 2008 in line with the 'soft commodities boom' and raised $190 million in equity at $9.30 per share through placement. However, it dropped to below $5.00 in March 2009, as large northern hemisphere crops pushed commodity prices down and global capital markets were impacted by the global financial crisis.

ABB Grain considered international diversification following another poor harvest season in 2008 and after ceasing merger discussions with AWB Limited (AWB). Canada, among other countries, was identified as a suitable country to reduce reliance on the South Australian weather due to the low climatic correlation between the two countries. Accordingly, when Viterra approached ABB Grain, having recently completed its acquisition and integration of Agricore United in a C$1.8 billion transaction, ABB Grain investigated thoroughly Viterra's initial proposal.

ABB Grain believes that the rationale for combining the two companies is compelling. The combination of ABB Grain and Viterra is expected to create a global company, with less reliance on regional weather conditions, and will become one of the largest exporters of wheat, canola and barley. The increased scale and balance sheet of the Combined Group will, inter alia, enhance its ability to participate in further industry consolidation, both in Australia and overseas; improve its international trading opportunities and enable it to access new markets that ABB Grain and/or Viterra were previously unable to access on a stand-alone basis.

As with any transaction involving a change of control, a key consideration for ABB Grain shareholders is whether the Viterra Offer includes a premium for control. The premium being offered to ABB Grain shareholders appears significant based on the one month volume weighted average price (VWAP) of ABB Grain prior to the initial announcement of Viterra's approach in April 2009 and our assessment of the value of the consideration. However, the level of premium should be considered in the context of the timing of the Viterra Offer. In March 2009, ABB Grain's share price had been trading at lows not seen since December 2003 and the company was coming off another drought affected harvest, the fourth in five seasons.

Assessing the underlying value of ABB Grain is not straight-forward, due to the volatility of earnings (which are dependent on weather patterns) and the recent volatility in the financial markets. While KPMG

acknowledges that improved weather conditions could significantly increase ABB Grain's earnings, there is continued risk that weather conditions will not be as expected, impacting on harvest and related earnings. Other potential risks that ABB Grain faces going forward include increased competition which may arise from industry consolidation in Australia and a re-rating of risk in debt markets. We have sought to balance these issues when valuing ABB Grain.

It is noted that while control of ABB Grain will be passed at a Board and management level, ABB Grain shareholders (except Ineligible Foreign ABB Grain shareholders) will have the opportunity to participate in any upside that is expected to be generated by the Combined Group by taking part of the consideration in Viterra Scrip.

Further, in considering the shareholders of ABB Grain, we recognise that a large portion are growers. In this regard, it is noted that ABB Grain and Viterra have a similar background, having both originated as co-operatives and Viterra has publicly stated that it is committed to grower education and training and will commit significant resources to improve farm business management skills, marketing expertise and best practices among Australian growers. KPMG notes it can be difficult to address both the concerns of a shareholder who is a grower that would like better services at lower costs and the concerns of a shareholder, who may also be a grower, who would like the company to generate better returns. Ultimately, we must consider shareholders' interests as a whole, and individual shareholders whether they are growers or not, should consider the appropriateness of our opinion to their specific circumstances before acting on it.

KPMG has concluded that the Viterra Offer is fair, as the Viterra Offer is within our assessed valuation range of ABB Grain, which includes a premium for control. As the Viterra Offer is fair, it is also reasonable and therefore the Proposed Scheme is in the best interests of ABB Grain shareholders. The principal matters that KPMG has taken into consideration in forming our opinion are summarised below and discussed in more detail in the remainder of this report.

2.1.1 The Viterra Offer is fair to ABB Grain shareholders

We have assessed the underlying value of a share in ABB Grain to fall in the range of $8.88 to $10.16. This value range is comparable to the consideration offered under the Proposed Scheme, plus the ABB Grain Special Dividend of $0.41 per share.

Our assessment of the value of ABB Grain is for a controlling interest which incorporates a premium for 100 percent control. When assessing the controlling value of ABB Grain, we have considered those synergies and benefits which would generally be available to a broad pool of hypothetical purchasers. We have not included the value of synergies and benefits that may be unique to Viterra. Accordingly, our valuation of a share in ABB Grain has been determined regardless of the acquirer.

Our assessed value range exceeds the price at which we would expect an ABB Grain share to trade in the absence of the Proposed Scheme or a superior proposal.

Our analysis indicates that the consideration, under all three alternatives, is within our assessed range of underlying values per ABB Grain share, as shown below. The analysis is on a pre-tax value basis. The after-tax value of the alternatives will vary depending on the particular taxation position of the individual shareholder.

8. Independent Expert's Report continued

Table 1: Comparison of assessed value per ABB Grain share and consideration to be received

	Notes	Low $	High $
Assessed value per ABB Grain share	**1**	**8.88**	**10.16**
Aggregate of consideration plus ABB Grain Special Dividend			
Standard Alternative	2	9.39	9.91
Maximum Scrip Alternative	3	9.68	10.71
Maximum Cash Alternative	3	9.11	9.11

Notes:
1 Our assessed value range and the considerations include the $0.41 fully franked special dividend to be paid by ABB Grain
2 We have calculated the price per Viterra Scrip to be in the range of C$9.00 to C$10.00 and then applied an exchange rate of $1.00=C$0.88. This calculation is further explained in Section 11.5
3 This assumes there is no scale back of elections for Maximum Scrip Alternative or Maximum Cash Alternative
Source: KPMG analysis

Our assessment of the value of the consideration offered under the Proposed Scheme varies depending on the form of consideration ABB Grain shareholders elect to receive. Our analysis indicates that:

- The Maximum Cash Alternative is less than both the value under the Standard Alternative and the Maximum Scrip Alternative, but as the price of the Viterra Scrip changes the difference between the Maximum Cash Alternative and the other alternatives also changes.

- The break-even point at which the Maximum Cash Alternative would equate to the Standard Alternative and the Maximum Scrip Alternative is when a Viterra Scrip price is C$8.45, assuming an exchange rate of A$1.00:C$0.88. We note that the closing price of Viterra shares on the TSX on 23 July 2009 was C$9.14, and Viterra shares last closed below C$8.45 on 20 January 2009.

For certain ABB Grain shareholders, the Maximum Scrip Alternative or the Standard Alternative will provide a more attractive outcome as they may be able to defer any capital gains tax liability in respect of the scrip component of the consideration received until such time in the future as they may dispose of the Viterra Scrip acquired under the Proposed Scheme. However, the actual value of the Maximum Scrip Alternative and the Standard Alternative will vary with movements in the Viterra share price and the A$:C$ exchange rate. At the date of this report, the Australian Tax Office (ATO) has not as yet issued a ruling as to whether rollover relief will be available.

KPMG makes no recommendation as to the form of consideration ABB Grain shareholders should elect and/or any particular combination of consideration offered under the Proposed Scheme. The relative benefits of the Maximum Cash Alternative, the Standard Alternative or the Maximum Scrip Alternative will depend on the individual financial position and circumstances of each ABB Grain shareholder. Shareholders should seek their own financial advice if in any doubt as to whether the Maximum Cash Alternative, the Standard Alternative or the Maximum Scrip Alternative would provide a superior outcome for them individually.

Moreover, shareholders should be aware that the Maximum Cash Alternative or the Maximum Scrip Alternative will be subject to a scaling back such that under the Proposed Scheme, Viterra will only issue a maximum of 78.3 million Viterra Scrip or a maximum of $1.13 billion cash.

Based on our analysis, the Viterra Offer, which is in the range of $9.11 to $10.71, is fair.

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Our assessment of the Viterra Offer is based on information available as at the date of this report. We note that the assumptions underlying our assessment, in particular the estimated trading price of Viterra Scrip and the assumed exchange rate, may change and as such, we have included a sensitivity table to indicate how the implied value of the consideration under the Standard Alternative and Maximum Scrip Alternative, may vary.

Table 2: Sensitivity of alternatives with scrip component

$		Share price of Viterra Scrip						
Standard Alternative		**C$8.00**	**C$8.50**	**C$9.00**	**C$9.50**	**C$10.00**	**C$10.50**	**C$11.00**
	0.75	9.59	9.90	10.20	10.50	10.80	11.10	11.41
	0.80	9.29	9.57	9.86	10.14	10.42	10.71	10.99
	0.82	9.18	9.46	9.73	10.01	10.29	10.56	10.84
	0.84	9.08	9.34	9.61	9.88	10.15	10.42	10.69
Exchange rate (A$:C$)	**0.86**	8.97	9.24	9.50	9.77	10.03	10.29	10.56
	0.88	8.88	9.14	9.39	9.65	9.91	10.17	10.42
	0.90	**8.79**	9.04	9.29	9.54	9.79	10.05	10.30
	0.95	**8.58**	**8.81**	9.05	9.29	9.53	9.77	10.01
	1.00	**8.38**	**8.61**	**8.84**	9.06	9.29	9.52	9.74
Maximum Scrip Alternative		**C$8.00**	**C$8.50**	**C$9.00**	**C$9.50**	**C$10.00**	**C$10.50**	**C$11.00**
	0.75	10.08	10.68	11.28	11.89	12.49	13.10	13.70
	0.80	9.47	10.04	10.60	11.17	11.74	12.30	12.87
	0.82	9.25	9.80	10.36	10.91	11.46	12.01	12.57
	0.84	9.04	9.58	10.12	10.66	11.20	11.74	12.28
Exchange rate (A$:C$)	**0.86**	**8.84**	9.37	9.89	10.42	10.95	11.47	12.00
	0.88	**8.65**	9.16	9.68	10.19	10.71	11.22	11.74
	0.90	**8.47**	8.97	9.47	9.98	10.48	10.98	11.49
	0.95	**8.04**	**8.52**	9.00	9.47	9.95	10.43	10.90
	1.00	**7.66**	**8.11**	**8.57**	9.02	9.47	9.93	10.38

Note: The shaded cells are below the low end of the assessed value of ABB Grain
Source: KPMG analysis

As at 23 July 2009, the Viterra share price closed at C$9.14 and the A$:C$ exchange rate was 0.8979, which implies a consideration of $9.37 under the Standard Alternative and a consideration of $9.63 under the Maximum Scrip Alternative.

2.1.2 Viterra is paying a control premium to acquire ABB Grain

It is generally acknowledged that in order to acquire a controlling interest in a listed company, the acquirer must pay a premium over and above the price at which the shares in the target are trading on the ASX prior to the announcement of the takeover bid. The premium reflects the benefits the acquirer achieves through holding a controlling interest in contrast to a portfolio shareholding.

The benefits of acquiring all the shares in a target company may typically include:

- full and unfettered access to the cash flows of the business
- control over dividend decisions

8. Independent Expert's Report continued

KPMG

- control over voting at shareholder meetings, and, in particular decisions requiring special resolutions, and composition of the board of directors
- absolute control over the future direction of the company without having to deal with minority shareholder issues
- ability to group tax losses.

Premia are paid for reasons that vary from case to case. In some situations, the premium paid may be greater than others due to synergies or other benefits the acquirer expects to realise.

An analysis of the control premium being offered by Viterra, based on VWAP for ABB Grain and the value we have attributed to the consideration under the Proposed Scheme is set out below. The analysis below is for the VWAP period prior to the 28 April 2009 (Initial Announcement Date) as the VWAP following this date would already incorporate (to some extent) a premium for control.

Table 3: Analysis of control premium

VWAP	Price per ABB Grain share ($)	Maximum Cash Alternative Premium[1]	Standard Alternative Premium[2]	Maximum Scrip Alternative Premium[3]
VWAP of ABB Grain prior to the Initial Announcement Date				
1 week	6.35	43%	47% to 55%	52% to 69%
1 month	6.22	47%	50% to 59%	56% to 72%
3 months	5.88	55%	59% to 68%	65% to 82%
6 months	6.43	42%	45% to 53%	50% to 66%
12 months	7.70	18%	22% to 28%	26% to 39%

Notes:
[1] Calculated as the sum of the cash consideration of $8.70 and the dividend of $0.41 less the VWAP per ABB Grain share, expressed as a percentage
[2] Calculated as the sum of the $4.35 cash consideration plus the assessed value of the Viterra Scrip times 0.4531 plus the ABB Grain Special Dividend of $0.41 less the price per ABB Grain shares, expressed as a percentage
[3] Calculated as the sum of the assessed value per Viterra Scrip times 0.9062 plus the ABB Grain Special Dividend of $0.41 less the price per ABB Grain share, expressed as a percentage
We have attributed a value per Viterra Scrip in the range of C$9.00 to C$10.00 and then applied an exchange rate of $1.00=C$0.88, the mid point of our estimated forecast exchange rate
Source: Bloomberg, KPMG analysis

The assessed value of the consideration to be received by ABB Grain shareholders under all three alternatives represents a premium (between 18 percent and 82 percent) over the market price of ABB Grain shares based on VWAP prices on and prior to 28 April 2009, being the period before the announcement of the acquisition proposal from Viterra for ABB Grain. We note that the actual premium changes with movements in the Viterra share price and the A$:C$ exchange rate.

We have undertaken an analysis of data in order to assess a reasonable range for implied acquisition premiums in Australia in the last ten years. Our analysis indicated that twenty day premiums ranged showed an average and median of approximately 23.1 percent and 17.4 percent respectively[1], after excluding outliers, which we have defined as those with negative premiums or those with premiums greater than 150 percent.

It is apparent from a review of these transactions that there is a wide dispersion of observed acquisition premiums. This is not unexpected given that acquisition premiums can be affected by a wide range of

[1] Connect 4, 'Takeovers - Offer Summary Report' and KPMG analysis

factors. Having considered these factors, and the nature of the distribution of our observed data we consider on balance it is reasonable to suggest that in Australia, successful transactions are typically likely to complete within an acquisition premium of 25 percent to 40 percent.

It is noted that acquisition premiums are often linked to the level of synergy value expected from the transaction. In regard to the synergies of the Proposed Scheme, Viterra has estimated anticipated synergies to be $30 million or approximately $0.17 per ABB Grain share, which does not include integration costs. Viterra has indicated that further estimates of synergies will only become clear after completion of the acquisition and further due diligence. However, Viterra has indicated the potential cost benefits will be minimal due to the geographic locations of the companies. KPMG notes the revenue benefits arising from strategic synergies of the Combined Group, may be significant, but are difficult to quantify. This is discussed further in Section 2.1.3, under Other advantages of the Proposed Scheme.

In respect to the Proposed Scheme, we consider it reasonable to expect there to be a premium to reflect the advantages of Viterra acquiring all the shares in ABB Grain and other strategic and operational benefits. We note that the observed premiums are above the typical premium range over the period covering six months before the Viterra Offer. In this regard, we note there are a number of reasons the implied premium may be greater than those typically observed, these include:

- At the end of 2008, ABB Grain announced that poor late spring rains had reduced crop forecasts to below 'normal' harvest year for the third successive year.
- In the last six to nine months, the global capital markets have been impacted by significant volatility, low levels of liquidity in the debt markets and significantly uncertain economic prospects. Such volatility in the financial markets typically leads to depressed share prices.

Nonetheless, when we look at the premium over the 12 month VWAP, it shows a range of between 18 percent to 39 percent, which overlaps with the typical premium range. It is noted that the initial period of the 12 month VWAP reflects higher share prices achieved during the soft commodities boom.

2.1.3 Other advantages of the Proposed Scheme to ABB Grain shareholders

The principal advantages of the Proposed Scheme for ABB Grain shareholders include:

- Flexibility of Viterra Offer: under the terms of the Proposed Scheme, ABB Grain shareholders are able to choose between the Standard Alternative, the Maximum Scrip Alternative and the Maximum Cash Alternative. Those shareholders who elect to receive Viterra Scrip as part or full consideration will gain an exposure to the business operations of the Combined Group. This exposure may result in a change to their current portfolio risk and return profile. The choice of consideration allows the shareholder to match their choice to their risk and return profile.
- Board and shareholder representation: under the terms of the Proposed Scheme, ABB Grain will have four representatives joining the Board of Directors of the Combined Group, one of whom will become Deputy Chairman. As such, it is expected that ABB Grain will gain representation on the Board of the Combined Group.
- Ability to participate in the Combined Group: ABB Grain shareholders can elect to receive all or a portion of the consideration in the form of Viterra Scrip (subject to scale back) which will enable

8. Independent Expert's Report continued

ABB Grain shareholders to participate in any upside that is generated by the merger of the two entities. In relation to potential upside, this is expected to be generated through the following:

- Diversification: the Combined Group will have greater diversification of operations across geography and thus will be less influenced by weather patterns in any particular region. It is noted that Australia and Canada have a low climatic correlation.

- Increased scale/size/market position: the Combined Group is likely to become one of the largest listed agriculture companies in the world and in particular, one of the largest exporters of wheat, canola and barley in the world. The Combined Group will be in a stronger position to compete with the leading global agriculture companies and as such, is expected to be able to improve its market position in all of the countries in which it operates. In particular, the Combined Group is expected to benefit from increased trading volumes within the Asian region.

- Stronger balance sheet: the Combined Group is likely to have a stronger balance sheet, which will give it greater capacity to participate in industry consolidation on a global basis and a domestic basis. The Combined Group is likely to be able to access capital that ABB Grain and/or Viterra were unable to access on a stand-alone basis.

- Complementary marketing channels: while ABB Grain and Viterra currently compete in some export markets, for the most part, ABB Grain management expects the Combined Group will be able to use its existing relationships to improve international trading opportunities, in particular in Asia and the Middle East.

- New markets: The Combined Group may be able to access new markets that ABB Grain and/or Viterra were previously unable to access on a stand-alone basis.

- Increased liquidity: Due to its increased size and market position, it is possible that the Combined Group will attract an increased level of investor interest that may generate an increased level of liquidity on the TSX.

We note that achieving the above-mentioned potential upside is not guaranteed and is subject to a number of risks outlined in the Scheme Booklet.

Further we note that based on the pro forma historical FY2008 earnings per share (EPS) of the Combined Group of C$0.93 and the exchange ratio under the Standard Alternative consideration of 0.4531 Viterra Scrip per ABB Grain share, the implicit EPS after the Proposed Scheme is C$0.42 (calculated as C$0.93 multiplied by 0.4531) per ABB Grain share, which is higher than the historical FY2008 ABB Grain EPS of C$0.29 ($0.31) per ABB Grain share as set out in Section 9.2.1. Hence, the Combined Group is expected to have an improved EPS compared to ABB Grain.

2.1.4 Disadvantages of the Proposed Scheme to ABB Grain shareholders

The principal disadvantages of the Proposed Scheme for ABB Grain shareholders are:

- Capital gains tax exposure: while the Maximum Cash Alternative under the Proposed Scheme provides certainty in relation to the value of the consideration being received, it will potentially result

in capital gains tax consequences for ABB Grain shareholders arising earlier than may have otherwise been the case.

- Cap of scrip offered: the number of Viterra Scrip to be issued under the Proposed Scheme is capped at 78.3 million shares. This cap may be a disadvantage for those ABB Grain shareholders who wish to take their consideration in the form of all shares, unless sufficient shareholders do not make scrip election and so receive cash for ABB Grain shares.

- Cap on cash offered: the amount of cash offered under the Proposed Scheme is capped at $1.13 billion or approximately 75 percent of the ABB Grain shares to be acquired. This cap may be a disadvantage for those ABB Grain shareholders who wish to take their consideration in the form of cash or greater than 75 percent cash as their cash election may not be fully satisfied. To this extent, a cash out facility is available where shareholders who have selected the Maximum Cash Alternative, will have the ability to have any Viterra Scrip aggregated and sold on their behalf free from brokerage costs for small shareholders[2].

- Uncertainty associated with value of scrip: In this regard, the actual value of the consideration under the Maximum Scrip Alternative and Standard Alternative is uncertain at the time of the election and will depend on:

  - the price at which Viterra Scrip will trade on the TSX

  - the exchange rate at the time.

- Integration risk: there is a chance that some of the potential upside of the transaction may not occur. This will depend on, inter alia, the effective and efficient integration of the two companies. In this regard, it is noted that Viterra successfully acquired and integrated Agricore in 2007 and as such, Viterra management have experience in integration. Nonetheless, we note there are risks involved in the integration process.

- Foreign exchange exposure: Shareholders that elect to receive Viterra Scrip as part of the consideration will not only gain exposure to the Combined Group, but they will also gain exposure to fluctuations in the exchange rates between Canada and Australia, which may change their current portfolio risk profile.

- CDI liquidity: Where a shareholder elects to receive scrip in the form of Viterra CDIs listed on the ASX, we note that while the Viterra CDIs are expected to trade in line with Viterra shares on the TSX, the market for investment in the Viterra CDIs listed on the ASX may not be as liquid as the market for the Viterra shares listed on the TSX, which may or may not result in CDIs trading at a discount to Viterra shares. We note, however, that holders of Viterra CDIs may at any time convert their Viterra CDIs into Viterra shares listed on the TSX by contacting Viterra's Australian Registry (Computershare) or their stock broker and no fee is payable for the conversion.

- Dividend uncertainty: Viterra does not currently have a dividend policy and has not paid a dividend since it was Saskatchewan Wheat Pool in 1999. In this regard, the Scheme Booklet states that the

---

[2] Brokerage will not be paid by shareholders who become entitled to 1,000 Viterra Scrip or less as a result of scaling back of elections for Maximum Cash Consideration, except Ineligible Foreign ABB Grain shareholders.

8. Independent Expert's Report continued

Combined Group will be focused on growth opportunities going forward. However, Viterra has also indicated the board of directors of the Combined Group will assess the merits of a dividend policy following the implementation of the Proposed Scheme and may introduce a dividend policy if it is considered to be in the best interests of all shareholders and consistent with the Combined Group's strategic and financial objectives. Depending on the preferences of individual shareholders and if a dividend policy is not introduced, this may be a disadvantage to some shareholders depending on their risk and return profile.

- Foregoing of franking credits: Under the terms of the Proposed Scheme, ABB Grain will pay a special dividend of $0.41, which will be fully-franked. However, going forward, assuming Viterra changes its current strategy and decides to pay dividends, no franking credits would attach to the dividends.

- Ownership dilution: Shareholders of ABB Grain will hold a reduced stake in the Combined Group, which will reduce their influence over the activities of the Combined Group, which may be of greater concern to shareholders who are also growers. However, in this regard, it is noted that Viterra has a similar history to ABB Grain, having also originated as a grower co-operative and Viterra has indicated that it is committed to grower education and training and will commit significant resources to improve farm business management skills, marketing expertise and best practices among Australian growers.

- Enforcement of shareholder rights: If the Proposed Scheme is approved, it may be more difficult for ABB Grain shareholders who elect to receive Viterra Scrip to seek enforcement of their rights as a shareholder in the Combined Group as it will be governed by Canadian law.

2.1.5 The price of ABB Grain shares is likely to fall in the absence of the Proposed Scheme

Following the announcement of the Proposed Scheme until the date of this report, ABB Grain shares have traded in the range of $8.67 to $9.55. This range compares to the one month and three month VWAPs of ABB Grain shares prior to the Initial Announcement Date of $6.22 and $5.88 respectively.

It is not possible to accurately predict the prices at which ABB Grain shares might trade in the future in the absence of the Proposed Scheme or a Superior proposal (by Viterra or any other parties). However, in the absence of any unexpected events impacting the company, it is likely that the price of ABB Grain shares on the ASX will fall below the Maximum Cash Alternative under the Proposed Scheme.

It is noted that while financial markets have been depressed in the last six to nine months, they have generally trended upwards since mid-March 2009, ABB Grain included. However, ABB Grain revised its earnings guidance downwards in May 2009 and again in July 2009, when the Proposed Scheme was already announced, and it is arguable this has not been reflected in its share price.

2.1.6 No superior proposal for ABB Grain shares has emerged

Following the announcement of the Proposed Scheme, potential alternative acquirers have had the opportunity to make competing offers for ABB Grain. The Directors of ABB Grain have advised us that no such offers have been received.

We note that approximately two months will elapse between the date of this report and ABB Grain shareholders meeting to consider the Proposed Scheme. In the event that a superior proposal emerges within this timeframe, ABB Grain shareholders could elect to vote against the Proposed Scheme.

2.1.7 Tax implications of the Proposed Scheme for ABB Grain shareholders

ABB Grain shareholders should refer to the independent taxation report prepared by Deloitte, which is included in the Scheme Booklet in relation to the tax effects of the Proposed Scheme. That report discusses the general income tax consequences for ABB Grain shareholders in respect of the receipt of a fully franked dividend and disposal of ABB Grain shares in exchange for cash and/or Viterra Scrip under the Proposed Scheme. However, the specific tax implications for each ABB Grain shareholder will depend upon the particular circumstances of the person or entity, therefore ABB Grain shareholders should seek and rely on their own taxation advice where appropriate.

2.1.8 Implications if the Proposed Scheme is not approved

In the event the Proposed Scheme does not proceed ABB Grain shares will continue to be listed on the ASX. The Board of Directors of ABB Grain has advised that they intend to continue to develop the ABB Grain business in a manner similar to that pursued over the last 12 months.

In this regard, we note:

- ABB Grain shares are likely to trade at lower levels than current levels and the consideration offered by Viterra under the Proposed Scheme (refer to Section 2.1.5).
- The expected advantages of the Proposed Scheme will not be realised. However, some of the possible disadvantages and risks of the Proposed Scheme will not arise.
- ABB Grain may, in certain circumstances, become liable to pay Viterra $16 million being the agreed amount of reimbursement of certain costs of Viterra.
- ABB Grain will have incurred costs, estimated at $7.5 million and expended management time in relation to the Proposed Scheme.
- ABB Grain will need to continue their search for a Managing Director to succeed Michael Iwaniw. We understand ABB Grain had already begun this search, but has put discussions on hold pending the outcome of the Proposed Scheme.
- ABB Grain will still be exposed to the same risks that the business currently faces, meaning the business will not be de-risked.

2.2 General advice

In forming our opinion, we have considered the interests of ABB Grain shareholders, as a whole. This advice therefore does not consider the financial situation, objectives or needs of individual shareholders in ABB Grain. It is not practical or possible to assess the implications of the Proposed Scheme on individual shareholders as we do not know their financial circumstances.

8. Independent Expert's Report continued

KPMG

The decision of shareholders as to whether or not to accept the Proposed Scheme is a matter for individuals based on, amongst other things, their risk profile, liquidity preference, investment strategy and tax position. Individual shareholders should therefore consider the appropriateness of our opinion to their specific circumstances before acting on it.

As an individual's decision to accept or reject the Proposed Scheme may be influenced by his or her particular circumstances, we recommend that individual shareholders including residents of foreign jurisdictions seek their own independent professional advice.

2.3 Other matters

Our opinion is based solely on information available as at the date of this report as set out in Appendix 2. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion. We refer readers to the limitations and reliance on information as set out in Section 4.2 of our report.

Our report has also been prepared in accordance with the relevant provisions of the Corporations Act 2001 (the Act), guidance from the Australian Securities and Investments Commission (ASIC) and other applicable Australian regulatory requirements. This report has been prepared solely for the purpose of assisting shareholders of ABB Grain in considering the Proposed Scheme. We do not assume any responsibility or liability to any other party as a result of reliance on this report for any other purpose.

All currency amounts in this report are denominated in Australian dollars ($) or Canadian dollars (C$) unless otherwise stated.

Neither the whole nor any part of this report or its attachments or any reference thereto may be included in or attached to any document, other than the Scheme Booklet to be sent to ABB Grain shareholders in relation to the Proposed Scheme, without the prior written consent of KPMG as to the form and context in which it appears. KPMG consents to the inclusion of this report in the form and context in which it appears in the Scheme Booklet.

Yours faithfully

Ian Jedlin	Lilian Look	Don Manifold
Executive Director	Executive Director	Executive Director

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Contents

8. Independent Expert's Report continued

Financial services guide

Dated 24 July 2009

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We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

General Financial Product Advice

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

8. Independent Expert's Report continued

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

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Contact Details

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3 The Proposed Scheme

3.1 Overview

On 19 May 2009, Viterra and ABB Grain announced they had entered into an Implementation Agreement, whereby Viterra would acquire all of the issued and outstanding shares in ABB Grain via the Proposed Scheme.

Details of the Proposed Scheme include:

- Viterra will acquire all of the issued and outstanding fully paid ordinary shares in ABB Grain via a Scheme of Arrangement.
- The ABB Grain shareholders can choose between the following three alternatives as consideration:
  - Standard Alternative: This alternative is made up of $4.35 in cash and 0.4531 Viterra Scrip per ABB Grain share (or $4.76 in cash and 0.4531 Viterra Scrip per ABB Grain share inclusive of the ABB Grain Special Dividend).
  - Maximum Scrip Alternative: This alternative is made up of 0.9062 Viterra Scrip per ABB Grain share (or 0.9062 Viterra Scrip per ABB Grain share plus $0.41 cash per ABB Grain share inclusive of the ABB Grain Special Dividend). This alternative will be scaled down if ABB Grain shareholders in aggregate request more scrip than the available pool of 78.3 million Viterra Scrip. The minimum amount of scrip consideration for a shareholder who elects the Maximum Scrip Alternative is 0.4531 Viterra Scrip plus $4.76 in cash, which is equal to the Standard Alternative, inclusive of the ABB Grain Special Dividend.
  - Maximum Cash Alternative: This alternative is made up of $8.70 in cash per ABB Grain share (or $9.11 per ABB Grain share inclusive of the ABB Grain Special Dividend). This alternative will be scaled down if ABB Grain shareholders in aggregate request more cash than the available pool of $1.13 billion. The minimum amount of cash consideration for a shareholder who elects the Maximum Cash Alternative is $6.94 per ABB Grain share and 0.2266 Viterra Scrip, inclusive of the ABB Grain Special Dividend.

    To the extent the maximum cash pool is drawn, there will also be a Cash Out Facility whereby ABB Grain shareholders who have elected to take the Maximum Cash Alternative, will have the ability to have any Viterra Scrip that they would have otherwise received, aggregated and sold on their behalf. Shareholders will receive their pro-rata net cash proceeds from the sale (free of brokerage costs for small shareholders[3]), net of any applicable taxes.
- ABB Grain shareholders can elect whether the scrip component (or Viterra Scrip) is in the form of Viterra CDIs, to be listed on the ASX, or Viterra shares, to be listed on the TSX.
- Ineligible Foreign ABB Grain Shareholders will have any Viterra Scrip that they would have otherwise received, aggregated and sold on their behalf using the Cash Out Facility. ABB Grain

[3] Brokerage will not be paid by shareholders who become entitled to 1,000 Viterra Scrip or less as a result of scaling back of elections for Maximum Cash Consideration, except Ineligible Foreign ABB Grain shareholders.

8. Independent Expert's Report continued

shareholders whose address as shown in the ABB Grain Register at the Scheme Record Date in a place that is not Australia, Australia's external territories, New Zealand or the United States of America will be regarded as Ineligible Foreign ABB Grain Shareholders, unless ABB Grain and Viterra agree otherwise.

- If the Proposed Scheme is approved, four of ABB Grain's existing directors will join the Viterra Board and one will become Deputy-Chairman of Viterra.

3.2 Conditions

The Proposed Scheme is subject to the following conditions:

- The Independent Expert Report concludes the Proposed Scheme is in the best interests of ABB Grain shareholders.
- Approval of the Proposed Scheme by a majority of ABB Grain Shareholders voting on the Proposed Scheme who must hold at least 75 percent of all votes cast.
- Approval of an ABB Grain constitutional amendment to remove the 15 percent shareholding cap, by ABB Grain shareholders who hold at least 75 percent of all votes cast on the Constitution Amendment vote. The Constitution Amendment meeting will be held immediately after the Proposed Scheme meeting.
- Court approval of the Proposed Scheme.
- All regulatory approvals including the Australian Foreign Investment Review Board (FIRB) and the New Zealand Overseas Investment Office (OIO).
- Approval for official quotation on the TSX of the Viterra Scrip to be issued under the Proposed Scheme (Viterra Scrip).
- Approval for official quotation on the ASX of the Viterra Scrip, in the form of Viterra CDIs, to be issued under the Proposed Scheme.
- No prohibitive orders being issued by a competent authority.
- All ABB Grain and Viterra representations, warranties and undertakings are true and correct in all material respects.
- No material adverse changes or prescribed events taking place with regard to ABB Grain and/or Viterra.

At the date of this report, some of these terms have already been met, including FIRB approval. Further the Australian Competition and Consumer Commission (ACCC) has announced it does not propose to intervene in the Proposed Scheme.

3.3 Break fees

Each of ABB Grain and Viterra agree to pay the other party $16 million (or $10 million in certain circumstances) as reimbursement costs if the Proposed Scheme does not proceed because of certain events. In the case of ABB Grain, these events include:

- ABB Grain is in material breach of any provision of the Implementation Agreement.
- Any director of ABB Grain makes a public statement withdrawing his support or recommendation of the Proposed Scheme in certain circumstances.
- The ABB Grain Board of Directors recommend a Superior Proposal.

Details of the Proposed Scheme are further set out in Section 1 of Part B of the Scheme Booklet, to which this report is attached.

8. Independent Expert's Report continued

4 Basis of assessment

This report has been prepared by KPMG for inclusion in the Scheme Booklet to be sent to ABB Grain shareholders in relation to the Proposed Scheme. The Scheme Booklet contains details regarding the Proposed Scheme, including the consideration offered and the transaction timetable.

4.1 Technical requirements

An IER prepared for the purpose of a Scheme of Arrangement should be prepared in accordance with Section 411 of the Act and the guidance provided by ASIC. Section 411(3) of the Act requires that an explanatory statement issued in relation to a proposed scheme of arrangement under Section 411 of the Act include information that is material to the making of a decision by a member as to whether or not to agree with the relevant proposal.

Part 3 Schedule 8 of the Corporations Regulations specifies that the information to be lodged with ASIC must, where the parties to the scheme have common directors or where a party to the scheme has a prescribed shareholding (30 percent or more) in the company subject to the scheme, include a report prepared by an expert stating whether, in the expert's opinion, the proposed scheme of arrangement is in the best interests of the members of the body as a whole and setting out the expert's reason(s) for forming that opinion.

In this case, there is no legal requirement under Part 3 of Schedule 8 for an independent expert report to be prepared for inclusion in the Scheme Booklet prepared by ABB Grain in relation to the Proposed Scheme since neither of the above conditions are met (i.e. neither company holds a 30 percent or greater interest in the other, and there are no common directors between ABB Grain and Viterra). However, such reports are often provided in a scheme of arrangement to assist shareholders in assessing whether or not a scheme is in their best interests. Accordingly, the Board of Directors of ABB Grain has requested KPMG to prepare a report as if required under Section 411 of the Corporations Act and Schedule 8 of the Corporations Regulations providing an opinion as to whether, in the opinion of the KPMG, the Proposed Scheme is in the best interests of ABB Grain shareholders.

Regulatory Guide (RG) 111 "Content of expert reports", issued by ASIC, indicates the principles and matters which it expects a person preparing an independent expert report to consider. It provides guidance for various types of independent expert reports and paragraphs RG 111.16 to RG 111.20 provide guidance as to what an expert must consider when providing an opinion on a scheme of arrangement. In particular:

- RG 111.16 indicates when an expert report is required in a scheme of arrangement involving a change of control, the expert is expected to apply the analysis and provide an opinion as to whether the proposal is 'fair and reasonable'.
- RG 111.17 indicates that if an expert would conclude that a proposal was 'fair and reasonable' if it was in the form of a takeover bid, it will also be able to conclude that the scheme is in the best interests of the members of the company.

In regard to the analysis and opinion as to what is 'fair and reasonable', RG 111 notes:

- 'Fair and reasonable' is not regarded as a compound phrase.

- An offer is 'fair' if the value of the offer price or consideration is equal to or greater than the value of the securities of the 'target'.
- The comparison should be made assuming 100 percent ownership of the 'target' and irrespective of whether the consideration is scrip or cash.
- The expert should not consider the percentage holding of the 'bidder' or its associates in the target when making this comparison.
- An offer is 'reasonable' if it is 'fair'.
- An offer may still be 'reasonable' if it is not 'fair', in which case it is open to the expert to conclude that the offer is in the best interests of the members of the company.

In forming our opinion, we have considered, inter alia:

- the assessed value of 100 percent of ABB Grain
- a comparison of the value of Viterra Scrip being used as consideration
- the terms and conditions of the Proposed Scheme
- the extent of any control premium being paid by Viterra
- potential taxation consequences for existing ABB Grain shareholders
- the implications for ABB Grain shareholders if the Proposed Scheme is not approved
- the likelihood of a superior proposal emerging
- any other benefits or disadvantages of the Proposed Scheme that we believe to be relevant.

In forming our opinion, we have considered the interests of ABB Grain shareholders as a whole. As an individual shareholder's decision to accept or reject the Proposed Scheme may be influenced by his or her particular circumstances, we recommend that individual shareholders including residents of foreign jurisdictions seek their own independent professional advice.

4.1.1 Valuation approach

RG 111 indicates that it is appropriate for an independent expert to consider the following valuation methods:

- the discounted cash flow method (DCF)
- the capitalisation of future maintainable earnings or cash flows (Capitalisation of earnings)
- the amount that would be distributed to shareholders in an orderly realisation of assets

8. Independent Expert's Report continued

KPMG

- the amount which an alternative acquirer might be prepared to pay and/or
- the most recent quoted price of listed securities.

Each of the above methodologies may be applicable in different circumstances. In selecting the appropriate methodology by which to value the equity of ABB Grain, we have considered which of these methodologies a potential purchaser would most likely adopt. A summary of each of the approaches considered in preparing this report is set out in Appendix 3.

ABB Grain

For the purposes of assessing the underlying value of 100 percent of ABB Grain, we have used a 'sum of the parts' approach whereby we aggregated the estimated market value of ABB Grain's business segments, deducted capitalised unallocated corporate overheads, deducted the value of net debt, and adjusted for net surplus assets/liabilities to determine the equity value of ABB Grain shares.

In determining the value of the business segments, we have adopted a capitalisation of earnings approach as our primary methodology. This methodology has been adopted due to:

- the availability of robust information from comparable companies and comparable transactions
- the availability of historical and forecast earnings of ABB Grain, which provides a basis for estimating a level of earnings
- the absence of long term forecasts suitable for the application of a DCF methodology.

As cross-checks, we have undertaken a high level DCF analysis of ABB Grain, considered the reasonableness of implied revenue multiples and had regard to recent capital raisings by ABB Grain.

Viterra

As ABB Grain shareholders may elect to receive Viterra Scrip as part or full (subject to scale-back) consideration under the Scheme, we have considered the value of Viterra Scrip in evaluating the Proposed Scheme.

Viterra is, at the date of this report, in the top 100 largest companies by market capitalisation listed on the TSX. Its shares are actively traded and the stock enjoys a strong institutional and retail shareholder base. The stock is also extensively followed by brokers, analysts and the financial press.

In light of the above and having regard to the fact that ABB Grain shareholders who elect to receive Viterra Scrip as consideration are not restricted from disposing of their Viterra Scrip following the implementation of the Scheme, we have used market evidence of trading prices of Viterra shares on the TSX as our primary methodology in valuing a portfolio interest in Viterra Scrip.

As cross-checks, we have compared earnings multiples implied in Viterra share prices against similar parameters of comparable listed companies in the sector and considered recent capital raisings by Viterra.

4.2 Limitations and reliance on information

In preparing this report and arriving at our opinion, we have considered the information detailed in Appendix 2 of this report. Nothing in this report should be taken to imply that KPMG has in any way carried out an audit of the information supplied and/or the books of account or other records of ABB Grain and/or Viterra for the purposes of this report.

Further, we note that an important part of the information base used in forming our opinion is comprised of the opinions and judgements of management. In addition, we have also had discussions with ABB Grain's management and Directors in relation to the nature of its business operations, its specific risks and opportunities, its historical results and its prospects for the foreseeable future. This type of information has been evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation. It is our view that all material information that we have relied on in forming our opinion is reasonable.

We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

The information provided to KPMG included budgeted/prospective financial information. Achievement of budgeted/prospective results is not warranted or guaranteed by KPMG. Budgeted/prospective results are by their nature uncertain and are dependent on a number of future events that cannot be guaranteed. Actual results may vary significantly from the budgeted/prospective results relied on by KPMG. Any variations from budgeted/prospective results may affect our valuation and opinion.

It is not the role of the independent expert to undertake the commercial and legal due diligence that a company and its advisers may undertake. The Directors of ABB Grain, together with its legal and financial advisers, are responsible for conducting due diligence in relation to Viterra and the Proposed Scheme. KPMG provides no warranty as to the adequacy, effectiveness or completeness of the due diligence process, which is outside our control and beyond the scope of this report. We have assumed that the due diligence process has been and is being conducted in an adequate and appropriate manner.

The opinion of KPMG is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon our opinion. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion.

8. Independent Expert's Report continued

5 Overview of the grains industry

ABB Grain and Viterra are both diversified agricultural companies that have operations principally focused on the storage, processing and marketing of grains. Whilst the operations of ABB Grain and Viterra and the broad market forces and risks faced by each company are similar, the particular dynamics of the Australian and Canadian grains industries differ. Accordingly, overviews of the global grains industry as well as the Australian and Canadian grains industries, with a focus on segments relevant to ABB Grain and Viterra, are provided below.

ABB Grain and Viterra also have operations covering rural services, agri-products, agri-food processing, feed processing and financial products. For this reason, we also provide a brief overview of these industry segments below and in Section 6 of this report.

5.1 General

Grains can broadly be categorised into wheat, coarse grains, oil seeds and pulses. Coarse grains comprise mainly of barley, sorghum, maize, oats, triticale and rice whilst oil seeds primarily include canola, sunflower and cotton seed. Pulses include lupins, field peas and beans. Grain crops are seasonal, and are required to be sown and harvested annually. Grains are commonly used in flour milling, baking, cereals, brewing and stockfeed industries to produce foodstuffs for human and animal consumption. In addition, there has been an emerging use of grains to produce biofuels.

The global grains industry forms part of the wider global agricultural sector focused on farming and forestry activities. The global agriculture sector employs approximately 40 percent of the world's labour force and accounts for four percent of gross world product[4].

Annual world grain production is a function of anticipated prices, government policies towards grain production, suitable growing areas, weather conditions and the impact of crop diseases and pests. Demand for grains has grown at a stable rate over recent years and is largely derived from world population growth, dietary trends in developing and established countries, feedstock requirements, biofuel production activity and grain prices relative to substitute products.

---

[4] Central Intelligence Agency, The World Factbook as at 14 May 2009

Figure 1: Historical world wheat and coarse grain supply and demand


Metric tonnes (millions)
500
450
400
350
300
250
200
150
100
50
0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
Metric tonnes (millions)
86/87
87/88
88/89
89/90
90/91
91/92
92/93
93/94
94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
05/06
06/07
07/08
Ending Stocks (LHS)
Consumption (RHS)
Production (RHS)

Source: United States Department of Agriculture, Production, Supply and Distribution online

Due to its dependency on weather conditions and other factors, the production and therefore supply of grains is much more volatile than its consumption, or demand. Recently in 2007, grain stocks fell to 30 year lows as a result of low production blamed on poor weather conditions across significant grain producing countries.

The United States, European Union, China and India are the world's largest producers and consumers of wheat and other coarse grains, producing 62 percent and consuming 57 percent of world production and consumption respectively, during 2009.

Figure 2: World production and consumption of wheat and coarse grains


Production
Others 21.0%
United States 22.1%
Australia 1.8%
Ukraine 2.9%
Brazil 3.0%
Canada 3.1%
Russian Federation 5.9%
India 6.5%
China, Peoples Republic of 16.0%
European Union 17.6%
Consumption
United States 18.5%
Others 31.1%
European Union 16.3%
Australia 0.4%
Canada 1.9%
Mexico 2.4%
Brazil 3.4%
Russian Federation 4.3%
India 6.3%
China, Peoples Republic of 15.4%

Source: United States Department of Agriculture, Production, Supply and Distribution online as at 12 May 2009

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Canadian and Australian production occurs at different times during the year driven by the planting and harvesting calendar in each country.

Figure 3: Australia and Canada planting calendar


January
February
March
April
May
June
July
August
September
October
December
Australia
Wheat
Planting
Barley
Planting
Canada
Winter wheat
Planting
Spring wheat
Planting
Barley
Planting

Source: ABB Grain, Viterra, various broker reports

Australian and Canadian production of wheat and coarse grains averaged 5 percent of world production over the period 2003 to 2008, however exports from Australia and Canada combined averaged 18 percent of world grain exports over the same period. Supply disruptions in Australia or Canada can have disproportionate implications for world export supplies and international grain prices.

Table 4: World wheat and coarse grains exports

'000 tonnes	2003	2004	2005	2006	2007	2008
Country						
United States	85,281	80,418	87,068	83,180	102,576	84,956
Europe	19,488	24,961	23,765	21,591	18,000	26,569
Australia	**25,706**	**19,901**	**22,080**	**11,314**	**9,379**	**23,978**
Argentina	19,582	24,423	16,045	23,102	24,166	21,434
Canada	**20,268**	**18,701**	**20,993**	**24,242**	**19,025**	**20,682**
Russia	5,588	9,084	12,453	12,462	13,708	13,527
Brazil	3,874	6,538	1,099	2,153	9,084	8,054
Other	36,421	38,528	38,179	41,172	32,205	33,565
Total	**216,207**	**222,554**	**221,683**	**219,216**	**228,143**	**232,766**

Source: OECD-FAO Agricultural Outlook 2008-2017, under Agriculture and Fisheries, OECD. Stat Extracts, http://stats.oecd.org
Note: Numbers may not add due to rounding
OECD's definition of course grains does not include oilseeds and as such, canola, of which Canada is a significant exporter, is not included in the table above

In regard to imports, Japan is by far the largest importer of wheat and coarse grains, representing approximately 19 percent of world imports in 2008. Mexico, Korea, Saudi Arabia and the European Union collectively accounted for 30 percent of world imports, followed by a number of other countries.

World prices for commodities, including grains, increased sharply in 2007 and 2008 driven by higher costs of production from high petroleum prices, weather related production shortfalls in key export countries and strong demand growth from biofuel and feedstock industries. Since then, prices have fallen in the wake of rising stocks and the impact of the financial crisis and subsequent economic downturn in the global demand for commodities.

Figure 4: Historical U.S. season average wheat prices


USD per tonne
$300
$250
$200
$150
$100
$50
$-
86/87
87/88
88/89
89/90
90/91
91/92
92/93
93/94
94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
05/06
06/07
07/08
08/09
US season average price of wheat

Source: United States Department of Agriculture, Production, Supply and Distribution online

A recent theme in the global grains industry has been the emergence of global industry players focusing on activities across the grain supply chain. Further, as the industry has been deregulated and as companies look to grow, the number of participants in the market is declining as companies merge and/or are acquired.

Historically, a number of grains companies were formed as co-operatives and today, a number of companies remain private, unlisted companies, such as Co-operative Bulk Handling Group (CBH) in Australia. In addition to ABB Grain and Viterra, key international publicly held players include General Mills Incorporated (General Mills), Archer Daniels Midland Company (ADM), ConAgra Foods Incorporated (ConAgra), Bunge Limited (Bunge), Hormel Foods Corporation (Hormel) and Noble Group Limited (Noble Group). International privately held companies include Glencore International AG (Glencore), Louis Dreyfus SAS (Louis Dreyfus) and Cargill Incorporated (Cargill). Key players focused on the Australian grains industry include AWB Ltd (AWB), GrainCorp Limited, CBH and Elders Limited (Elders). An overview of the listed participants is set out in Appendix 4.

5.2 Risks

Participants operating within the grains industry may be exposed to several risks which may adversely affect the performance of their business, such as:

- Climate risk. The yield and quality of grain crops are highly sensitive to weather conditions, often resulting in large variances in annual production. Going forward, it is expected climate change will be a cause of adverse weather conditions.
- Price risk. Pricing of grains can vary significantly depending on the supply and demand for the product, industry participants have negligible influence on the price of products.

8. Independent Expert's Report continued

- Currency risk. Pricing of grains on a global basis is in US dollars. Given a sizeable proportion of Australian and Canadian grain production is exported, the strength of the Australian and Canadian dollar against the US dollar can impact profits.
- Environmental risk. Environmental risk such as crop disease, insects and pests can influence the quality and volume of grains harvested and stored.
- Competition risk. Competition from global and domestic profit focused companies participating in the grains industry has increased, particularly in deregulated markets such as Australia.
- Contractual risks. Many contract based and hedging products are available to enable industry participants to lock in grain prices and reduce future volatility.

5.3 Australian grains industry

5.3.1 Overview

The Australian farming sector is a significant contributor to the Australian economy, sustaining a wide range of enterprises involved in grains, fibres and livestock industries. Output produced by Australia's farming sector was valued at $41.2 billion for 2008 with exports totalling $27.5 billion[5].

Gross value of Australian grain production totalled $9.0 billion in 2008. Historically, grain production has represented approximately 20 percent, by value, of Australia's farming sector. The grains industry exports the majority of its production with key markets including Indonesia, Japan, Korea, Malaysia and Pakistan.

Australia's grains industry is represented by a number of different crops, most significantly wheat and barley as shown in the figure below.

[5] ABARE Australian Commodity Statistics 2008

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Figure 5: Australian grain crops


Other
5.8%
Oil seeds
6.4%
Other coarse grains
11.8%
Wheat
55.4%
Barley
20.5%

Note: Crop mix reflects average production volume over period 2003 to 2008
Source: Australian Bureau of Agricultural and Resource Economics (ABARE) Crop Production in Australia, 2003 - 2008

Grain production in Australia has averaged 32.7 million tonnes annually over the six years to 2008, however during this time there has been significant production volatility. Total yields were largely determined by the mix of crops sown and the weather conditions during the period. Drought conditions have had a particularly adverse impact on yield over 2007 and 2008, illustrated by the graph below.

Figure 6: Australian grains production


Metric tonnes (thousand)
30,000
25,000
20,000
15,000
10,000
5,000
0
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Metric tonnes (thousand)
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
Wheat (LHS)
Barley (LHS)
Other coarse grains (LHS)
Oil seeds (LHS)
Total (RHS)

Source: ABARE, Crop Production in Australia, 2003 - 2008

Grains are grown in all Australian States, but primarily in a narrow crescent running through the mainland States, known as the wheat belt. Western Australia (WA) produces approximately one third of Australia's grain, followed by New South Wales (NSW) and South Australia (SA) producing 27 percent and 21 percent respectively.

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

In recent years the grains industry has faced significant challenges, with seasonal conditions adversely affecting crop production and grain quality. Rainfall and timing of rains are key factors in seasonal conditions and can vary substantially between Australian States and across Australia as a whole.

Trends in the prices received by Australian farmers over the period 2003 to 2008 are illustrated in the figure below. They are based on annual growth in value by unit of production with a base year of 1998, collated by ABARE.

Figure 7: Australian grain prices received by farmers



250
200
150
100
50
0
Index prices
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
Wheat
Barley
Sorghum
Oats
Lupins Canola
Canola

Source: ABARE, Australian Commodity Statistics 2008

ABB Grain's operations span the supply chain by facilitating the supply of grains from growers to the end customer. ABB Grain's businesses principally involved in grain comprise of: supply chain operations (storage and handling), grain marketing and barley malting. Analysis of each industry sub-segment is provided below.

5.3.2 Australian grains storage and handling industry

The grains storage and handling industry comprises activities and services associated with warehousing and transport of grains, pest control, testing and segregation of products. ABB Grain is the third largest storage, handling and logistics provider in Australia and the largest player in South Australia.

Transport of grains is undertaken by road, rail or sea freight from growers to country based storage facilities and export port terminals. Significant capital investment is required to construct the storage facilities at suitable geographical locations. Pest control, testing and segregation services involve maintaining the integrity of each grain stack to assist in marketing the crop to customers' requirements.

It is estimated that the grains storage and handling industry achieved average annual revenue of $1.24 billion over the four years ended 2008[6]. Over this period industry revenue was closely correlated to production as there was little change in industry participants or storage capacity.

[6] IBIS World, Grain Storage in Australia, 2008

Figure 8: Australian grain storage and handling industry revenue


$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
AUD (millions)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
Metric tonnes (thousand)
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
Industry revenue (LHS)
Total grain production (RHS)

Source: IBIS World Grain Storage in Australia and ABARE, Crop Production in Australia 2004 - 2008

Key variables that can significantly impact the financial performance of grain storage industry participants include:

- the volume of grain production, influenced by weather conditions and the area sown
- storage and handling fees.

The grain storage and handling industry is highly concentrated with four participants handling approximately 80 percent of total grains in 2008[7]. A summary of their receival sites is shown below.

Table 5: Grain receival infrastructure

Company	Number of grain receival sites (2009)	Port terminals	Total storage capacity (million tonnes)
GrainCorp Limited	286	9	20.0
CBH	200	4	19.0
ABB Grain Limited	116	9	10.3
AWB Limited	22	1	3.1

Note: ABB Grain's interests includes infrastructure held through its interest in Australian Bulk Alliance
Source: ABB Grain, various broker reports

Issues and trends currently impacting the grain storage and handling industry include:

- Participants are expanding from grain storage and handling into grain marketing industries and other supply chain related activities due to deregulation.
- Farmers and domestic end users are investing in on-farm storage facilities.

[7] IBIS World, Grain storage in Australia, 2008

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

- Technological advancement in storage and handling facilities and system processes to ensure integrity of crop and rapid information flow to customers and suppliers.

5.3.3 Australian grain marketing industry

The grain marketing industry comprises wholesaling of grain products to domestic and export markets on behalf of farmers. Approximately 60 percent of Australia's grains are exported by value. Key export markets include Japan, Indonesia, Korea, Malaysia and Pakistan. Domestically 75 percent of grain sales are made to flour mills, stockfeed manufacturers, starch, fat and oil manufacturers.

It is estimated that the grain marketing industry achieved average revenue of $6.1 billion over the six years ended 2008[8]. Revenue is highly correlated to, and thus dependent on, the volume of grain produced.

Figure 9: Australian grain marketing industry revenue


$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
AUD (millions)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Metric tonnes (thousand)
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
Industry revenue (LHS)
Total grain production (RHS)

Source: IBIS World, Grain Marketing in Australia, 2008

There are a number of variables that can significantly impact the financial performance of participants within the grain marketing industry. These include:

- the volume of grain production, primarily influenced by weather and the area sown
- the type and grade of crop grown
- margins earned, influenced by domestic prices and export grain prices
- changes in legislative requirements, such as the deregulation of the single desk arrangements as discussed below.

Historically, the Australian grains industry was highly regulated with statutory authorities controlling exports of major grains, through single desk export arrangements. During 2007 and 2008 the industry

[8] IBIS World, Grain Growing in Australia, 2008

underwent significant deregulation, most substantially a change in wheat export arrangements to allow multiple exporters under licence from appropriate statutory bodies. Further, in South Australia, restrictions on bulk export barley shipments were removed. Western Australia is the only Australian State remaining with a single desk policy over various coarse grain exports. The Western Australian Government is seeking to deregulate the market by the 2010 harvest.

Wheat Exports Australia (WEA) was established on 1 July 2008, under the Wheat Export Marketing Act 2008 to regulate the export of wheat in Australia. WEA is responsible for providing licences to bulk wheat exporters that meet certain requirements. According to WEA, there are currently 22 accredited Australian bulk wheat exporters, including ABB Grain which was granted accreditation in September 2008, and several foreign owned players including, inter alia, Sumitomo, Glencore, Bunge and Nobel Resources. Following deregulation, over the four months ended 30 April 2009 more than 5.9 million tonnes of bulk wheat has been exported, by 15 accredited exporters, to 39 countries compared to 1.7 million tonnes exported for the prior corresponding period.

Issues and trends currently impacting the grain marketing industry include:

- Deregulation has seen participants expanding into grain marketing from storage and handling industries and other supply chain related activities, as well as increased merger and acquisition activity and the creation of strategic alliances and joint ventures.

- An increase in derivatives and other products available to grain growers to fix prices before and during harvests.

- Changes in ownership share structures from farmer owned held companies to publicly owned companies and the associated shift to profit focus.

5.3.4 Australian malt industry

Malted barley (malt) manufacturing is the process of soaking barley in water to promote germination then immediately drying. High capital costs are required to establish large scale malting operations. Approximately 90 percent of malt produced is sold to breweries for the production of beer and malt whisky, with the remainder bought by other food and beverage production industries.

Globally, approximately 50 nations produce and 130 nations consume malt, creating a strong export demand for producing countries[9]. China, the United States, Germany and South America account for approximately half of the world's production capacity, while Australia produces approximately 4 percent. In Australia, more than 60 percent of malt produced is exported, primarily to emerging markets within Asia to satisfy its fast growing beer production industry.

ABB Grain, through its malt division, Joe White Maltings (JWM), is the largest Malt producer in Australia and is among the top 10 maltsters in the world with current capacity of 0.5 million tonnes or approximately 60 percent of capacity in Australia. The remainder of production capacity in Australia is largely held by Barrett Burston Malting Co Pty Ltd and Malteurop Australia Pty Ltd.

[9] IBIS World, Beer and Malt Manufacturing in Australia, 2008

8. Independent Expert's Report continued

There are a number of variables that can significantly impact the financial performance of participants within the malt industry. These include:

- malt margins, driven by the demand and supply forces
- the domestic and export price of barley
- the volume of barley production
- the capacity of malting production plants.

Issues and trends currently impacting the malt industry include:

- Malt margins are currently at a high level, driven by a number of factors, including low barley production because of drought and shifts from growing barley to growing oil seeds for biofuel production, as well as increased prices of inputs i.e. fuel and fertiliser.
- Demand for beer is driven by trends in beer consumption and Asia is currently a high growth market. Currently, global demand tends to exceed capacity to produce malt, which is also leading to increased margins.
- Malt manufacturing requires high energy usage and there is concern over the impact of the Carbon Pollution Reduction Scheme (CPRS) on the cost of producing malt in Australia.

5.4 Canadian grains industry

5.4.1 Overview

The Canadian farming sector represents approximately 2.2 percent of total Canadian GDP[10]. Canada's farming production totalled C$41.8 billion in 2008[11], slightly higher than Australia, with the grains industry representing approximately 20 to 25 percent of the overall agricultural production.

Canada's grains industry is represented by a number of different crops as shown in the figure below.

[10] Canadian Federation of Agriculture
[11] Canadian Agri-Food Trade Alliance

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Figure 10: Canadian grain crops


Other grains
6.4%
Oil seeds
14.1%
Wheat
36.4%
Other coarse grains
26.4%
Barley
16.6%

Note: Crop mix reflects average production volume over period 2004 to 2008
Source: Statistics Canada

Canada's grain production totalled 77.3 million tonnes in 2008, the largest crop in the last five years. In 2007, 37 percent of the total production was exported and this percentage is expected to increase in 2008 due to the increased size of the crop. The main export destinations were the United States, Indonesia, Mexico, Japan and China.

Figure 11: Canadian grains production


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Metric tonnes ('000)
2004
2005
2006
2007
2008
Wheat
Barley
Other coarse grains
Oil seeds
Other grains

Source: Statistics Canada

Canada is the second largest exporter of grains and oilseeds globally, with Western Canada, the area of Viterra's operations, providing the bulk of this production. Based on a 10 year average (excluding 2002 in which there were unusually adverse weather conditions) Western Canada produces approximately 49 million tonnes annually of grains and oilseeds, comprising the six major grains: wheat, barley, canola,

8. Independent Expert's Report continued

oats, flax and peas (Major Grains) as well as various other speciality crops. Production in Western Canada of the Major Grains for the 10 years to 31 July 2008 is set out below.

Figure 12: Western Canadian annual production of Major Grains


Production (million tonnes)
60
50
40
30
20
10
0
49
53
51
39
30
45
51
53
47
46
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Scheme Booklet

Viterra's operations, not being dissimilar to ABB Grain's, are focussed across the grain production supply chain. Viterra's core businesses, grain handling and marketing and agri-products generate approximately 90 percent of Viterra's earnings before interest, tax, depreciation and amortisation (EBITDA). Analysis of Viterra's key sub-segments is provided below.

5.4.2 Canadian grain storage, handling and marketing industry

The Canadian grain handling, storage and marketing industry involves the handling, processing and transportation of grain from farmers to customers. Grain handling begins with the movement of grains from farms to various country sites known as elevators where grains are weighed, graded, cleaned and prepared for domestic or export sale. Grain is then transported from the country elevators to customers or port terminals for export.

Grain handling and storage processes within the grain supply chain differ considerably from Australian processes, primarily due to the regulation in Canada as well as the climate. Canadian grain storage comprises approximately 90 percent on-farm storage as the climate provides for fewer insects and thus easier storage. The remaining 10 percent being in the latter stages of the supply chain, primarily elevators and port terminals. This results in a 'flowbased' supply chain approach that maximises throughput and focuses on process efficiency.

The industry is highly regulated by a number of statutory bodies, as explained below:

- Canadian Grain Commission (CGC): the CGC enforces quality standards for grain by maintaining a quality control program that includes varietal control, licensing of elevators, product inspection and weighing, and sanitation and quality monitoring programs.

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

- Canadian Food Inspection Agency (CFIA): the CFIA supports the Canadian grain sector through its quarantine, pest, and phytosanitary certification programs.
- Canadian Wheat Board (CWB): the CWB has a monopoly over the domestic and export sale of Western Canadian wheat used for human consumption and malt (referred to as Board grains), while all other grains and Eastern Canadian wheat are known as non-Board grains as the CWB has no influence on these grains. Many large Canadian grain handling companies, such as Viterra, operate as agents on behalf of the CWB by providing transport, storage and marketing services. Sales revenues, less marketing costs earned by the CWB or Accredited Exporter, are passed back to Canadian grain farmers. Under the CWB Act, the CWB is granted power to control:
  - licences for Board grain producers and exporters
  - the flow of Board grain from farmers to domestic and export customers.

Farmers have the option to grow Board grains or non-Board grains and are influenced by:

- domestic and international demand
- current and future expectations of grain prices and
- crop rotations and growing conditions.

Viterra has approximately 35 percent of the industry's primary storage capacity and the largest market share by volume of grains received in 2008, representing approximately 44 percent of the market.

Figure 13: Market share by volume of grain intake


Others
16%
Viterra
42%
Cargill
17%
Richardson Pioneer
25%

Source: Various broker reports

A summary of the key storage capacity and relevant infrastructure of significant industry participants is shown in the table below.

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Table 6: Grain storage and handling infrastructure capacity

Company	Elevator capacity '000 tonnes (2009)	Elevators Silos Number of (2009)	Ports Number of (2008)
Viterra	1,859	85	6
Richardson Pioneer	871	62	3
Cargill	712	39	3
Parrish & Heimbecker	356	19	1
Louis & Dreyfus Canada	347	10	0
Paterson Grain	333	34	0

Source: Canadian Grain Commission, Grain Elevators in Canada, March 2009, various broker reports, Scheme Booklet

The financial performance of participants is driven by:

- the volume, quality and type of grain
- pricing
- cost efficiency.

Issues and trends currently impacting the grain storage, handling and marketing industry include:

- The Canadian Government indicated its intention to deregulate the market by removing the monopoly powers of the CWB over Board grains. It has been suggested that due to current Government's minority position, it is unlikely legislation will be passed to change the position of the CWB in the short term. However, an election may change these circumstances.
- The Canadian Government has a 5 percent target for ethanol-based fuel content, which is increasing local demand for suitable grains used in production and thus increasing the pricing. Production of canola has increased in response to growing demand from the biodiesel and food sectors, with demand for vegetable oils up.
- Low commodity prices can affect timing of earnings within the year, as farmers increase on-farm storage whilst they speculate as to whether prices may increase in the near future.

5.4.3 Canadian agri-food processing industry

The agri-food processing industry, includes the processing of base commodities, such as oats and barley for the downstream food and beverage industries. It is similar to ABB Grain's malt manufacturing business. Viterra has operations in malt and oat processing, however, they contribute to only a small portion of the business.

Key agri-food operations in Canada include the processing of oats known as oat milling to remove the outer hull and malting manufacturing. Canada's production of milled oats and malt represents approximately 15 percent and 5 percent of the world's total production respectively. Canada is also the largest oat exporter in the world, representing 65 percent of world oat exports, primarily to the United States.

The agri-food processing industry in Canada is mature, however, demand for oat and malt is growing, fuelled by downstream food manufacturers altering their product lines to include whole grains and increased beer production. The key drivers for the industry include volumes and margins.

The CWB holds a monopoly on Canadian malt sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB.

Viterra's Can-Oat Milling (Can-Oat) operations are the second largest oat processor in the world after Quaker Oats. Other key competitors include 21st Century, Grain Millers, General Mills and La Crosse.

5.5 Outlook for the grains industry

5.5.1 Outlook for the global grains industry

In comparison to 2009, world wheat and coarse grain production is expected to marginally decline in 2010 with estimated production of 1,739 million tones[12]. While consumption is expected to marginally increase to 1,735 million tones in 2010[13]. Demand over the next year is expected to be driven by biofuel and increased demand for low-cost grain based food, following the global economic downturn.

Over the medium term, grain prices are expected to be driven by production levels and increased demand for biofuels. Demand for barley is expected to remain strong with global demand for beer estimated to grow by 3 to 4 percent per year. Continuous improvements from genetically modified crops and harvesting techniques are expected to result in increased grain production volumes over the medium to longer-term.

Over the next 10 years, global demand for core commodities including grains is set to increase by 20 percent, with much of this growth expected from Asia[14]. This increase in demand is thought to represent a structural shift in grain consumption driven by biofuel industries and increases in livestock production as people in developing countries shift to higher quality diets.

5.5.2 Outlook for the Australian and Canadian grains industry

Given the strong link between overall industry performance with the volume of grains produced, the outlook for the Australian and Canadian grains industries are primarily dependent on the quantity of grain produced. As a result, there is a move to reduce risk through sourcing from different geographies, which diversifies risk both in terms of supply and quality.

Going forward, there is likely to be increased competition with a continued move for large scale grains industry participants to expand activities along the grain supply and across geographies through merger and acquisition activities, strategic alliances and joint ventures. It has been suggested, however, that further industry consolidation in Canada is unlikely unless the CWB is deregulated.

---

[12] United States Department of Agriculture, Production, Supply and Distribution online
[13] Ibid.
[14] ABB Grain + Viterra, Overview, www.abbgrainplusviterra.com

8. Independent Expert's Report continued

6 Other relevant agricultural industries

ABB Grain and Viterra also have operations covering rural services, which can include agri-products, feed manufacturing and financial products.

6.1 Australian rural services industry

The Australian rural services industry represents companies engaged in providing various products and services to assist farmers with all aspects of their business. Products and services offered under this industry are diverse, however all share the common theme of rural based customers. Common products and services include:

- retail of farm merchandise such as fertilisers, plant and machinery, seeds and other general farm needs
- retail of livestock and trading of wool
- provision of agronomic, animal nutrition and other associated farm advisory services
- real estate services
- financial services such as banking and insurance.

Key industry participants include Elders, AWB, Incitec Pivot Limited and Nufarm Limited. ABB Grain established a Rural Services division in 2006 and its market share is estimated to be less than 5 percent.

6.2 Canadian rural services industry

Viterra primarily operates in the agri-products industry, though it also offers feed products and financial services. These three sectors are discussed below:

6.2.1 Western Canadian agri-products industry

The Western Canadian agri-products industry is focused on the crop inputs used by farmers in the production of grain. As such, the majority of industry revenue is driven by sales of fertilisers, crop protection products and equipment. Annual sales of fertiliser products and crop protection products are estimated to account for C$1.7 billion and C$1.2 billion respectively, from total estimated revenue of C$4.2 billion[15]. Sales are highly seasonal in nature with more than 75 percent of seed, fertiliser and crop protection products delivered from April to the end of June.

There are a number of variables that can significantly impact the financial performance of participants within the agri-products industry. These include:

- Crop and farmland conditions.
- The costs of fertiliser.

---

[15] Viterra, Annual Financial Review, 2008

- The selected crop mix for a particular season given some grains require more inputs than other grains. The selection of crop mix is impacted by grain price outlooks, input costs, crop rotation requirements and weather conditions.

The industry is regarded as highly fragmented and mature with approximately 240 participants operating over 900 locations in Canada[16]. Competition within the industry is primarily driven by price, service, availability of products and location. The top five companies account for 70 percent of the market, as shown in the following figure.

Figure 14: Market share by revenue


Federated Co-operative
8%
Cargill
9%
Viterra
31%
Agrium
9%
Richardson Pioneer
13%
Other independents
30%

Source: Various broker reports

Issues and trends currently impacting the agri-products industry include:

- commodity price movements driving cost of inputs
- larger focus of differentiation and research and development of seed products to gain higher sales margins
- focus on logistics management to ensure product is in the hands of customers when needed.

6.2.2 Canadian livestock feed and services industry

The livestock feed and services industry encompasses the production and sale of animal feed products to dairy, beef, poultry and hog farmers. Canada accounts for approximately four percent of the global feed market[17]. Industry revenue is determined primarily on volume as prices are passed onto customers. The volume of feed sold is driven by ultimate demand for the species that consumes the feed.

[16] CIBC World Markets Research, June 2008
[17] Viterra, Annual Financial Review, 2008

8. Independent Expert's Report continued

6.2.3 Financial products

The financial products industry includes participants providing tailored banking and credit services to agricultural customers. The demand for tailored financial services to farmers has increased dramatically over the last 10 years due to changes in their purchasing needs, increases in crop input prices and the increases in more complex farming operations. The key performance drivers of the industry relate to the level, duration and quality of credit in a given year, which can be influenced by farm input pricing, credit quality, farmer cash flows and interest rates.

7 Profile of ABB Grain

7.1 Overview

ABB Grain is a leading Australian agribusiness with diversified operations including grain handling, marketing, malt manufacturing and rural services. ABB Grain's core business units are Supply Chain, Grain Marketing, Malt Manufacturing and Rural Services. ABB Grain principally operates in Australia with expanding operations in New Zealand and a joint venture in Ukraine.

ABB Grain is amongst the top 100 companies listed on the ASX, with a market capitalisation of approximately $1.2 billion as of 27 April 2009, being the day prior to ABB Grain receiving a conditional, non-binding proposal from Viterra. ABB Grain employs more than 1,100 permanent staff across its divisions in Australia and internationally. During FY2008, ABB Grain generated total revenue of approximately $2.2 billion and EBITDA of approximately $141.3 million. ABB Grain has established export channels with the Middle East and Asia, the latter of which comprised 29 percent of ABB Grain's revenue for FY2008.

ABB Grain has relatively volatile earnings due to its exposure and reliance on, in particular, South Australian grain production. Grain production levels, which are principally a function of climate, impact the volume of receivals handled and marketed by ABB Grain and accordingly the earnings of Supply Chain and Grain Marketing. Grain production levels can also affect malt margins in the Malt Manufacturing business unit and the demand by farmers for farm inputs which impacts Rural Services.

7.2 History

ABB Grain, as it exists today, was formed by the merger of three South Australian based grain companies in September 2004: ABB Grain, AusBulk Ltd and United Grower Holdings Ltd. The history of ABB Grain and AusBulk are set out below.

8. Independent Expert's Report continued

Table 7: History of ABB Grain's and AusBulk's operations

ABB Grain		AusBulk	
Date	**Event**	**Date**	**Event**
1939	ABB Grain was established as the Australian Barley Board during the second World War to act as a single authority to take charge of Australia's barley crop	1954	AusBulk was formed as South Australian Co-operative Bulk Handling Limited (SACBH), a small grower cooperative
1942	New regulations restricted the Australian Barley Board's activities to South Australia and Victoria	1998	Acquisition of bulk loading plants from the South Australian Government
1947	Responsibility for the Australian Barley Board was moved from the Commonwealth Government to State Governments of South Australia and Victoria	1999	Commenced grain marketing activities
1998	The South Australian and Victorian Governments decided to privatise the Australian Barley Board	1999	Investment made in Australian Bulk Alliance (ABA) a strategic alliance between AusBulk and Grainco, which owns and operates grain receival facilities and has a 50 percent interest in the Port of Melbourne grain terminal. GrainCo's interest is now owned by Sumitomo Corporation, a Japanese trading house
1999	Ownership of the Australian Barley Board was transferred to a public company with circa 12,000 A-Class (grower) shares and 35 million B-Class shares issued	2000	SABCH was demutualised to form AusBulk Ltd and United Grower Holdings Ltd
2002	ABB Grain B-Class shares which had been traded on an exempt market for two years were listed on the ASX	2002	Acquired Adelaide Malting Co. Pty Ltd, a South Australian malt producer and exporter, Acquired Joe White Maltings Ltd
2003	Acquired the Sydney-based grain trading group Jossco. Jossco's network in New South Wales, Queensland and New Zealand broadened ABB Grain's geographic operations as well as range of traded agricultural commodities	2003	Acquired The Lentil Company Pty Ltd (TLC) and TLC World Pty Ltd
2004	**Merger between ABB Grain, AusBulk and United Grower Holdings**		
2006	Forms Pastoral & Rural Services Division (now known as Rural Services)		
2007	Following the removal of the barley single desk, A-Class (grower) shareholders vote to redeem their shares and ABB Grain adopts a single share class structure		
2007	Established New World Grain, a joint venture with French based agro-industrial group, Soufflet Groupe, to source and market Ukrainian produced commodities		
2007	Commences expansion into New Zealand		
2008	Raises gross $190 million in equity through a placement of 20.5 million new ordinary shares		
2008	Received accreditation to commence the bulk export of Australian wheat		
2008	Announced merger discussions with AWB, which did not proceed		
2009	Admission to the S&P/ASX Top 100		
2009	Announced Proposed Scheme with Viterra		

Source: ABB Grain

ABB Grain is organised into four major business units supported by a range of corporate functions and other activities as set out and discussed further below.

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Figure 15: ABB Grain structure by business unit


ABB Grain
Supply Chain
Grain Marketing
Malt Manufacturing
Rural Services
Corporate
• Sources grain nationally
• Largest exporter of barley in Australia
• Largest malt producer in Australia
• In the top 10 global maltsters
• Total capacity of 500,000 tonnes per annum
• Supply of farm inputs and sale of farm outputs
• Established in 2006
• Principally South Australian focus
• General corporate support functions
• Other investments/ business operations

Source: ABB Grain

Each business unit's relative contribution to revenue and EBITDA during FY2008 is shown below.

Figure 16: Revenue by business unit


Rural Services
13%
Supply Chain
6%
Malt Manufacture
13%
Grain Marketing
68%

Figure 17: EBITDA by business unit


Rural Services
8%
Supply Chain
23%
Malt Manufacture
27%
Grain Marketing
42%

Note: Excludes unallocated corporate expenses
Source: ABB Grain

7.3 Overview of Supply Chain business unit

ABB Grain's Supply Chain business unit is the third largest storage, handling and logistics provider in Australia with approximately 15 percent of Australia's grain storage and handling capacity. Supply Chain is the largest storage and handling player in SA, receiving approximately 80 to 85 percent of the grain produced in SA in a 'normal' year. Supply Chain employs approximately 453 permanent staff and in FY2008, EBITDA was $36.1 million, reflecting harvest receivals of 3.5 million tonnes.

8. Independent Expert's Report continued

Supply Chain controls a network of storage and handling facilities in South Australia, Victoria and New South Wales, with a total receival capacity of approximately 10 million tonnes. This comprises 106 storage sites in SA, two sites in Victoria and all seven of SA's grain export terminals. An additional deep sea port in Outer Harbor, at Port Adelaide (SA) is expected to be completed in 2009, which will enhance shipping capacity and the ability to service larger vessels and may provide increased opportunities in other commodities such as mineral sands. Through ABA, Supply Chain has ownership in eight silos in Victoria and NSW and the Port Melbourne grain terminal.

Supply Chain has more recently expanded into the storage, handling and shipping of non-grain commodities such as dolomite, salt, gypsum and mineral sands, with 2.7 million tonnes handled during FY2008. It has also expanded geographically, with operations in New Zealand and Ukraine.

Supply Chain's earnings are highly volatile and are driven by the volume of grain grown, which in turn is principally driven by rain in grower regions. Supply Chain charges fees for receivals, out-turn, storage and transportation, which are levied with respect to the volume of grain passing through the network. The level and volatility of receivals passing through the storage and handling network since 2002 are set out below.

Table 8: Historical summary of Supply Chain receivals

Summary of Supply Chain receivals[18]	2002	2003	2004	2005	2006	2007	2008
Receivals (million tonnes)	8.6	3.0	6.5	4.2	6.6	1.8	3.5
Variance from 'normal' year	*43%*	*(50%)*	*8%*	*(30%)*	*10%*	*(70%)*	*(42%)*
Receivals - 5 year rolling average (million tonnes)	6.1	5.7	5.9	5.9	5.8	4.4	4.5
Variance from 'normal' year	*2%*	*(5%)*	*(2%)*	*(2%)*	*(4%)*	*(26%)*	*(25%)*
Receivals - 7 year rolling average (million tonnes)	5.8	5.5	5.7	5.6	5.7	5.4	4.9
Variance from 'normal' year	*(4%)*	*(8%)*	*(5%)*	*(6%)*	*(4%)*	*(10%)*	*(19%)*

Source: ABB Grain Annual Reports, AusBulk Explanatory Statement 2004, various broker reports

ABB Grain has advised that in a year of 'normal' climatic conditions, it would expect receivals of approximately 6 million tonnes through its storage and handling network. Nonetheless, the recent drought has reduced the seven year rolling average to 4.9 million tonnes and the five year rolling average to 4.5 million tonnes. ABB Grain believes that 6 million tonnes is a 'normal' year due to recent improvements in farming productivity and increases in the area of farmland being used to grow grain.

Historically, the pricing of Supply Chain has been low compared to its major competitors, reflecting its origins as a grower owned entity. Recently Supply Chain increased its storage and handling fees by an average of 23 percent in FY2008 and 11 percent in FY2009 to be more in line with market fees. The total storage and handling fees are low as a portion of the total price per tonne of grain (less than 10 percent for wheat and barley).

A high level strengths, weaknesses, opportunities and threats (SWOT) analysis in relation to Supply Chain is set out below.

[18] Based on ABB Grain (and formerly AusBulk) network only, excludes receivals handled by ABA

Table 9: Supply Chain SWOT analysis

Strengths	Weaknesses
• Strong player in SA with extensive infrastructure, including deep sea port at Outer Harbor • High barriers to entry	• High exposure to SA climate causes earnings volatility
Opportunities	**Threats**
• Diversification: - non-grain commodities - geographic location of operations • Optimised use of silo network to reduce fixed costs	• Adverse climate - extended drought in SA • Industry consolidation may lead to global players gaining market share

Source: ABB Grain, KPMG analysis

7.4 Overview of Grain Marketing business unit

The Grain Marketing business unit of ABB Grain utilises a national accumulation team to source grain from all grain growing regions across Australia. It encompasses a full suite of pool and cash-based sales options and provides grain to more than 700 businesses in more than 30 countries. Grain Marketing employs approximately 110 staff and in FY2008 EBITDA was approximately $66.2 million.

ABB Grain has long been the largest exporter of barley in Australia and has maintained an estimated 60 percent of SA's barley exports following deregulation. Grain Marketing has increased its market share in the wheat industry following the recent deregulation, and is the second largest wheat supplier in Australia[19]. Further, Grain Marketing has increased its international marketing activities through its expanded New Zealand operations and Ukraine.

Grain Marketing earnings, as with Supply Chain, is driven by volume of grain. However, more recently, the volatility in grain prices, has seen price become a critical earnings driver.

Table 10: Historical summary of Grain Marketing volumes of trade

Grain Marketing volumes	2002	2003	2004	2005	2006	2007	2008
Volume traded (million tonnes)	3.9	1.5	6.3	5.1	6.8	3.9	4.4
Average price of feed barley $/tonne	203	305	203	179	182	297	349

Source: ABB Grain and ABARE, Australian Commodity Statistics 2008

A high level SWOT analysis of Grain Marketing is set out below.

[19] ABB Grain, Macquarie Connections Australia Conference 2009 – Emerging Leaders presentation

8. Independent Expert's Report continued

Table 11: Grain Marketing SWOT analysis

Strengths	Weaknesses
• Strong player in SA with extensive infrastructure • Strong barley marketer in Australia	• High exposure to SA climate causes volume volatility • Volatility of earnings driven by exposure to commodity prices and foreign exchange rates • Requires significant levels of capital
Opportunities	**Threats**
• Increase wheat marketing following export deregulation • Expand export markets • Diversify commodities marketed	• Adverse climate - extended drought in SA • Industry consolidation may lead to global players gaining market share

Source: ABB Grain, KPMG analysis

7.5 Overview of Malt Manufacturing business unit

ABB Grain's Malt Manufacturing business unit, Joe White Maltings (JWM), is the largest malt producer in Australia and is among the top 10 maltsters in the world, with approximately 9 percent of the global traded malt market. Approximately 80 percent of JWM's malt production is exported, with the majority being supplied to customers in Asia. JWM employs approximately 138 staff and in FY2008, JWM's EBITDA was approximately $42 million.

Malt is predominantly used to produce beer and other alcoholic beverages. JWM supplies a number of the world's largest brewers, including Carlsberg, Heineken, Beer Thai, San Miguel and Sapporo. JWM's Australian customers include Lion Nathan, Coopers Brewery and Nestle.

JWM has eight malt plants in six States across Australia, with an annual total capacity of 500,000 tonnes. Construction of an additional plant in Minto, NSW, with annual capacity of 108,000 tonnes is due to commence construction in July 2009 with completion expected in March 2011.

In this segment, ABB Grain competes with a number of large-scale cooperatives, private and publicly held companies in Australia and on a global scale.

Recently global demand for malt has generally exceeded supply, which means most maltsters are operating at capacity. Earnings are primarily driven by global malt margins, which are a function of supply, or global production capacity, and demand, largely attributable to the global production of beer, which are currently at historically high levels.

A high level SWOT analysis of Malt Manufacturing is set out in the following table.

Table 12: Malt Manufacturing SWOT analysis

Strengths	Weaknesses
• Strong player in Australian industry • High barriers to entry • Proximity to Asia • Climate conducive to malt production generally gives cost advantage over European producers	• Dependence on malt margins, including exposure to commodity prices and foreign exchange rates • High energy consumer • Customer purchasing power
Opportunities	**Threats**
• Growth in Asia • Increase malting capacity • Renegotiation of significant contracts (can also be viewed as a threat)	• Completing Minto facility on budget and on time • Increased global capacity for malt manufacturing • Uncertain global economic environment may impact the demand for beer • Carbon Pollution Reduction Scheme (CPRS) may decrease margins

Source: ABB Grain, KPMG analysis

7.6 Overview of Rural Services business unit

ABB Grain established its Pastoral and Rural Services business unit in 2006 as part of its strategy to diversify its operations and expand into non-grain agricultural services. Rural Services is involved in the supply of farm inputs and the marketing and sale of farm outputs. Its range of services includes fertiliser and agchem supply, general merchandise, wool and livestock activities and real estate. Rural Services employs approximately 130 staff and in FY2008 Rural Services' EBITDA was approximately $12.8 million, which was impacted by significant increases in commodity prices.

Rural Services' wool and livestock activities have been bolstered by a number of acquisitions including Adelaide Wool Company, VicWool, Wardle Co and Stawool which provide Rural Services with wool broking and trading capabilities. Its financial services offering includes loan products, as well as a growing suite of transactional products and an insurance agency agreement with CGU Insurance.

In this segment, ABB Grain competes with a number of smaller, privately owned companies, as well as Elders and AWB, both of whom have a significant market share. Rural Services has been in a growth phase, achieved through a number of acquisitions.

A high level SWOT analysis of Rural Services is set out in the following table.

8. Independent Expert's Report continued

Table 13: Rural Services SWOT analysis

Strengths	Weaknesses
• Existing brand awareness through other ABB Grain operations	• Yet to achieve sufficient scale • Exposure to commodity/fertiliser price volatility • Exposure to climate which leads to depressed input purchases • New entrant to rural services market where long established players have strong market positions, making organic growth difficult
Opportunities	**Threats**
• Growth via strategic acquisitions • Capitalise on storage and handling and grain marketing network and points of presence to become a one stop shop for growers • Instability and uncertainty around major competitors	• Integration risk if growth is achieved through acquisition • Uncertain global economic environment • Industry consolidation may lead to global players gaining market share

Source: ABB Grain, KPMG analysis

7.7 Financial performance

ABB Grain's consolidated income statements for the three years ended 30 September 2008 and half year ended 31 March 2009 are set out in the table below.

Table 14: ABB Grain historical consolidated financial performance

For the $ million	12 months to 30 Sep 2006	12 months to 30 Sep 2007	12 months to 30 Sep 2008	6 months to 31 Mar 2009
Revenue	**1,138.2**	**1,516.7**	**2,238.2**	**1,382.9**
Other income	49.6	(46.5)	23.0	(23.1)
Cost of grain and commodities sold	(812.2)	(992.6)	(1,629.3)	(1,141.8)
Transport and handling charges	(147.6)	(202.8)	(276.8)	(189.3)
Employee benefits expense	(84.7)	(73.6)	(95.3)	(58.2)
Changes in inventories	79.0	(39.5)	(3.4)	162.9
Other expenses	(83.7)	(88.7)	(105.7)	(61.2)
EBITDA	**138.6**	**73.0**	**150.7**	**72.2**
Depreciation and amortisation expense	(29.1)	(30.8)	(31.6)	(17.7)
EBIT	**109.5**	**42.2**	**119.1**	**54.5**
Interest income / (expense)	(14.4)	(31.3)	(48.2)	(14.7)
Profit before tax	**95.1**	**10.9**	**70.9**	**39.8**
Income tax benefit / (expense)	(28.4)	(3.6)	(22.1)	(10.1)
Profit after tax	**66.7**	**7.3**	**48.8**	**29.7**
Basic EPS (cents per share)	*47.1*	*4.9*	*31.2*	*17.3*
Diluted EPS (cents per share)	*47.1*	*4.9*	*31.2*	*17.2*
Dividends per share (cents per share)	*23.0*	*21.0*	*12.0*	*10.0*
EBITDA margin	*12.2%*	*4.8%*	*6.7%*	*5.2%*
EBIT margin	*9.6%*	*2.8%*	*5.3%*	*3.9%*

Source: ABB Grain 2006, 2007, 2008 Annual Report, ABB Grain 31 March 2009 half year financial report

In relation to the historical income statements outlined above, we note:

- The financial accounts above were prepared in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS).
- Overall, despite drought causing lower levels of receivals since 2006, ABB Grain has managed to improve its EBITDA on a full year basis from 2006 to 2008. This has been due to a number of factors, including, but not limited to, the deregulation of the wheat industry, improved malt margins, efficiencies in Supply Chain and capital expenditure.
- Results for first half (1H) FY2009:
  - Revenue of $1,382.9 million for the half year ended 31 March 2009 was 24.8 percent higher than the prior corresponding period (pcp), reflecting higher grain marketing volumes, higher grain receivals and higher malt margins. However, while the volume of grain produced increased on pcp, it was still below 'normal' levels due to continuing drought conditions.
  - Profit after tax was $29.7 million, a decline of 11.6 percent on the pcp. The result was affected by:

8. Independent Expert's Report continued

- Net one-off items of $0.9 million loss comprising of merger and acquisition costs in relation to the proposed merger with AWB, employee termination payments and income tax benefit from a prior year.

- A $15.8 million loss before tax in Rural Services driven by a $14 million loss in the fertiliser business, including the write-down of stock value, due to a significant fall in global fertiliser prices.

- Subsequent to the half year results in May 2009, ABB Grain issued revised earnings guidance for FY2009 whereby underlying profit was revised from between $63 million and $73 million down to between $53 million and $63 million. In July 2009, ABB Grain issued another revised earnings guidance, whereby underlying profit was revised down to between $43 million and $53 million (EBITDA of between $125 million and $145 million) due to slow demand for Asian malt and Australian rural inputs.

- Results for FY2008:

  - Revenue increased by 47.3 percent to $2,215.5 million, driven by higher grain marketing volumes, as well as strong commodity prices, in particular, grain, malt and fertiliser. ABB Grain benefited from continued diversification of its Grain Marketing operations with the growth of its wheat export business, new operations in Ukraine and expanded operations in New Zealand, contributing to the increase in revenue.

  - Profit after tax increased by $41.5 million, to $48.8 million, reflecting the impact of the higher 2007/08 seasons grain receivals, and higher grain, malt and fertiliser margins. Grain receivals into the storage and handling network of 3.5 million tonnes was a significant increase on pcp, while still below 'normal' season receivals due to continuing drought conditions in South Australia.

- Results for FY2007:

  - Revenue increased by 32.2 percent to $1,504.4 million. This was driven by, increases in Australian and world grain commodity prices, in excess of 100 percent; the first full year of the expanded Perth malt plant that was commissioned in June 2006 and revenues from the new Rural Services, which began in December 2006.

  - Cost savings of $21.0 million were achieved in operations and overheads, in part coming from the temporary closure of 41 receival sites. ABB Grain incurred redundancy costs of $1.6 million as part of the implementation of its active drought strategy to reduce costs.

  - Profit after tax declined by 89.1 percent or $59.4 million to $7.3 million. This was driven by drought conditions resulting in the lowest volume of receivals in South Australia for 25 years of 1.8 million tonnes and a change in marketing reform, which resulted in an end to the South Australian barley single desk.

- Results for FY2006:

- ABB Grain generated a record profit after tax result of $66.7 million, representing a 60 percent increase over the prior year. The record result was largely attributable to the larger than average grain harvest, with grain receivals for the 2006 season totalling 6.6 million tonnes.

- The profit after tax of $66.7 million was also driven by the large grain harvest and the impact of integration measures, following the merger with AusBulk adding approximately $20 million before tax. However, it was reduced by a $10.6 million drop in contribution from JWM, caused by lower malt margins resulting from supply and demand issues emanating out of Europe.

7.8 Segmental financial performance

A summary of each business unit's financial performance for the three years ended 30 September 2008 and half year ended 31 March 2009 is set out in the table below.

Table 15: ABB Grain historical consolidated financial performance by business segment

For the $ million	12 months to 30 Sep 2006	12 months to 30 Sep 2007	12 months to 30 Sep 2008	6 months to 31 Mar 2009
Supply Chain				
Revenue	166.1	100.2	140.8	150.7
EBITDA	73.2	30.2	36.1	53.4
EBIT	51.8	7.4	15.8	43.1
Profit before tax	**52.8**	**7.5**	**16.4**	**42.3**
Grain Marketing				
Revenue	882.7	1,168.6	1,695.5	1,108.0
EBITDA	66.5	10.6	66.2	30.3
EBIT	66.0	10.3	65.9	30.2
Profit before tax	**51.4**	**(10.4)**	**35.1**	**16.0**
Malt Manufacturing				
Revenue	181.2	250.5	321.3	178.8
EBITDA	18.5	35.6	42.0	14.6
EBIT	13.2	29.5	35.8	11.5
Profit before tax	**12.9**	**30.0**	**34.3**	**9.9**
Rural Services				
Revenue	-	164.6	332.5	126.2
EBITDA	-	5.6	12.8	(12.1)
EBIT	-	5.2	12.0	(12.6)
Profit before tax	**-**	**1.0**	**3.9**	**(15.8)**
Profit before tax and other	**117.1**	**28.1**	**89.7**	**52.4**
Other	(22.0)	(17.2)	(18.8)	(12.6)
Profit before tax	**95.1**	**10.9**	**70.9**	**39.8**
Income tax expense	(28.4)	(3.6)	(22.1)	(10.1)
Profit after tax	**66.7**	**7.3**	**48.8**	**29.7**

Source: ABB Grain 2006, 2007, 2008 Annual Report, ABB Grain 31 March 2009 half year financial report, ABB Grain website

In relation to the previous table, we note:

- Supply Chain

8. Independent Expert's Report continued

- Profit before tax of over the last four years is directly correlated to grain receival levels of 3.9, 3.5, 1.8 and 6.6 million tonnes respectively.
- FY2008 and FY2009 were also impacted by an approximate increase of 23 percent and 11 percent respectively in storage and handling prices.
- Non-grain handling receivals also drives revenue with 1.9 million tonnes expected in FY2009, down from 2.5 million tonnes in 2006.

- Grain Marketing
  - Revenue increased year on year due to expansion into wheat exporting and increased international marketing activity as a result of operations in the Ukraine and New Zealand.
  - Profit after tax in Grain Marketing is strongly correlated to volume of grain production. However, it is also impacted by global grain prices, where lower grain prices and margins have lead to the 19.6 percent decline in profit before tax in 1H FY2009 compared to pcp, but higher returns on capital invested have been achieved.
- Malt Manufacturing
  - Profit before tax of $9.9 million in 1H FY2009 was $7.7 million or 43.8 percent lower than the pcp. Sales volumes were marginally lower than the pcp, however earnings were impacted by higher energy and transportation costs, and foreign exchange volatility.
  - Sales volumes declined approximately 8 percent in FY2008 as a result of the Perth malt plant's temporary suspension of operations due to the Western Australia gas pipeline rupture. However profit before tax increased by 14.3 percent to $34.3 million driven by higher malt margins.
  - Significant step-up in revenue and earnings in FY2007 was driven by higher production capacity from the Perth malt plant expansion. The expansion doubled the plant's annual production capacity to 200,000 tonnes and improved production costs due to manufacturing efficiencies.
- Rural Services
  - Revenue for 1H FY2009 was impacted by adverse seasonal conditions with many growers deferring purchases of farm inputs. Earnings before tax were impacted by $14 million in write-downs and losses on fertiliser stocks.
  - In FY2008, its first full year of operations, Rural Services generated revenue of $332.5 million and profit before tax of $3.9 million, benefiting from improved fertiliser margins and contributions from newly acquired businesses: Stawool in Western Australia and Bagnell & Gordon on the Eyre Peninsula.
- Other
  - Other relates mainly to corporate costs. 1H FY2009 EBIT is higher than pcp due to due diligence costs in relation to the proposed merger with AWB and employee termination payments.

7.9 Financial position

ABB Grain's historical balance sheets at 30 September 2006, 2007 and 2008, and at 31 March 2009 are summarised in the table below.

Table 16: ABB Grain historical consolidated financial position

As at $ million	30 Sep 2006	30 Sep 2007	30 Sep 2008	31 Mar 2009
Current assets				
Cash and cash equivalents	24.7	12.1	32.1	57.2
Trade and other receivables	202.0	256.3	301.3	311.4
Inventories	300.8	343.3	326.2	490.6
Other financial assets	120.1	432.7	134.3	57.3
Total current assets	**647.6**	**1,044.4**	**793.9**	**916.5**
Non-current assets				
Trade and other receivables	13.3	13.1	10.5	9.5
Property, plant and equipment	522.1	554.1	634.3	665.7
Intangibles	354.2	357.1	365.1	400.5
Other	2.7	2.5	5.9	2.6
Total non-current assets	**892.3**	**926.8**	**1,015.8**	**1,078.3**
Total assets	**1,539.9**	**1,971.2**	**1,809.7**	**1,994.8**
Current liabilities				
Trade and other payables	(81.2)	(97.4)	(142.5)	(92.0)
Borrowings	(269.5)	(141.6)	(93.1)	(359.4)
Other financial liabilities	(124.7)	(484.8)	(105.9)	(45.4)
Provisions	(12.2)	(12.1)	(13.9)	(18.9)
Other	(1.9)	(12.6)	(17.2)	(38.8)
Total current liabilities	**(489.5)**	**(748.5)**	**(372.6)**	**(554.5)**
Non-current liabilities				
Borrowings	(140.0)	(300.0)	(300.8)	(302.2)
Deferred tax liabilities	(29.6)	(22.4)	(24.3)	(14.0)
Provisions	(0.7)	(1.0)	(1.1)	(1.3)
Total non-current liabilities	**(170.3)**	**(323.4)**	**(326.2)**	**(317.5)**
Total liabilities	**(659.8)**	**(1,071.9)**	**(698.8)**	**(872.0)**
Net assets	**880.1**	**899.3**	**1,110.9**	**1,122.8**
Equity				
Issued capital	776.3	808.9	1,009.5	1,019.9
Reserves	(0.4)	9.5	(10.3)	(14.5)
Retained earnings	104.2	80.9	111.7	117.4
Total equity	**880.1**	**899.3**	**1,110.9**	**1,122.8**
Ordinary shares on issue (million)	*144.5*	*149.2*	*171.3*	172.8
Net assets per share ($)	*$6.09*	*$6.03*	*$6.49*	*$6.50*
Net tangible assets per share ($)	*$3.64*	*$3.63*	*$4.35*	*$4.18*

Source: ABB Grain 2006, 2007, 2008 Annual Report, ABB Grain 31 March 2009 half year financial report

In relation to the balance sheets outlined above, we note:

- Inventories primarily reflect agricultural commodity stocks held for trading at fair value less costs to sell. Inventories also includes grain stocks and finished goods carried at cost.

8. Independent Expert's Report continued

- Other financial assets and liabilities represent fair value adjustments to commodity, currency and other contracts.
- Intangibles relate to goodwill on acquisitions and capitalised development costs. Goodwill on acquisitions includes goodwill arising from the AusBulk merger in FY2004 of $271 million.
- Non-current borrowings increased from $140 million in FY2006 to $300 million in FY2007, reflecting funding of investments in long term infrastructure, including the Outer Harbor deep sea port development and Perth malt plant expansion.
- Equity increased $211.6 million in FY2008, reflecting the completed $187.2 million share placement through the issue of 20.5 million new ordinary shares. The placement proceeds were to fund the new malt facility in Minto, NSW and three growth projects in New Zealand.

7.9.1 Net debt

ABB Grain monitors the relative levels of debt to equity by reference to the gearing ratio calculated as net debt divided by total capital, where net debt is total borrowings less cash and cash equivalents and total capital is equity as shown in the balance sheet, plus net debt.

In May 2009, ABB Grain successfully extended its $1.2 billion syndicated debt facility to 2012. The facility was refinanced in August 2008.

Net debt as at 31 March 2009 of $604.4 million compares to $361.8 million as at 30 September 2008, and represents a gearing ratio of 35 percent. Increase in net debt was mainly due to seasonality of the business which generally records its highest levels of debt for the year in February and March. Gearing at half year was 35 percent which was stronger than pcp of 47 percent.

7.9.2 Contingent liabilities

Following a review of current litigation and proceedings, ABB Grain has not recognised a contingent liability provision as it is not likely a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

7.10 Cash flow

ABB Grain's historical cash flow statements for the three years ended 30 September 2008 and half year ended 31 March 2009 are summarised in the table below.

Table 17: ABB Grain historical consolidated cash flow statements

For the $ million	12 months to 30 Sep 2006	12 months to 30 Sep 2007	12 months to 30 Sep 2008	6 months to 31 Mar 2009
Receipts from customers	1,704.9	1,625.4	2,432.9	1,455.2
Payments to suppliers and employees	(1,792.0)	(1,587.2)	(2,366.6)	(1,555.2)
Interest and other costs of finance paid	(28.1)	(36.7)	(57.2)	(22.5)
Interest received	8.7	12.5	9.4	3.0
Income taxes refund / (paid)	(0.9)	8.5	(14.2)	(27.7)
Net cash flow / (outflow) from operating activities	**(107.4)**	**22.5**	**4.3**	**(147.2)**
Purchase of property, plant and equipment	(75.1)	(60.8)	(97.6)	(47.5)
Proceeds from sale of property, plant and equipment	-	1.1	0.2	0.2
Payments for investments and businesses	-	(9.1)	(19.4)	(33.9)
Dividends received	0.3	0.3	0.2	0.6
Net cash flow / (outflow) from investing activities	**(74.8)**	**(68.5)**	**(116.6)**	**(80.6)**
Proceeds from / (repayments of) borrowings	186.8	32.1	(47.7)	267.7
Proceeds from issues of equity securities	4.5	20.8	194.8	-
Payment for share issue costs	(0.2)	(0.6)	(4.0)	-
Dividends paid	(7.5)	(18.9)	(10.8)	(14.8)
Net cash flow / (outflow) from financing activities	**183.6**	**33.4**	**132.3**	**252.9**
Cash and cash equivalents at beginning of the period	23.3	24.7	12.1	32.1
Net increase / (decrease) in cash and cash equivalents	**1.4**	**(12.6)**	**20.0**	**25.1**
Cash and cash equivalents at period end	**24.7**	**12.1**	**32.1**	**57.2**

Source: ABB Grain 2006, 2007, 2008 Annual Report, ABB Grain 31 March 2009 half year financial report

In relation to the cash flow statements outlined above, we note that:

- Due to the seasonality of the business, the 6 months to March 2009 cannot be taken as a pro-rata indicator of the full year results.
- Operating activities used net cash of $147.2 million in 1H FY2009, reflecting the seasonal investment in working capital, principally grain and fertiliser inventories.
- Investing activities in 1H FY2009 were driven by the continued capital investment in the Outer Harbor development and the acquisition of the NRM Ltd (NRM) business for cash consideration of $33.9 million. Investing activities used net cash of $116.6 million in FY2007, reflecting continued

8. Independent Expert's Report continued

expansionary investment primarily related to the Outer Harbor deep sea port terminal development project along with the acquisition of six new businesses during the year.

- Investment in business expansion through organic means such as the expansion of the Perth malting facility, Outer Harbor, Minto malting facility and acquisitions of rural services companies and New Zealand companies can be seen in purchase of property, plant and equipment each year. This investment has driven some of the increases in EBITDA since 2006.

- Financing activities provided net cash from FY2006 to 1H FY2009, driven by the drawdown of borrowings to fund the seasonal operating and long term investing activities and the issue of equity securities in FY2008.

7.11 Capital structure

7.11.1 Issued capital

As at 9 April 2009, ABB Grain's issued capital comprises 172.8 million fully paid ordinary shares, which are listed and traded on the ASX and 936,740 unlisted share options. Pursuant to its constitution shareholdings in ABB Grain are capped at 15 percent.

7.11.2 Last share placement

On 4 June 2008 ABB Grain completed a $190 million share placement to fund its new malthouse and container packing facility at Minto and various growth projects in New Zealand. The share placement was conducted via a book build process and comprised the issue of 20.5 million new ordinary shares at a price of $9.30 per share, which represented a 6.4 percent discount to ABB Grain's ex-dividend one month VWAP and a 13.3 percent discount to the closing price of ABB Grain on 2 June 2008, being the last day of trading prior to the share placement. The placement was upsized from an initial 18.3 million shares and represented 12 percent of the total number of ordinary shares on issue immediately following the share placement. We note that the share placement was undertaken during the soft commodity boom when ABB Grain was close to its peak share price.

7.11.3 Ordinary shareholders

ABB Grain's top 10 shareholders as at 25 June 2009 (latest available) are set out in the following table.

Table 18: Major shareholders as at 25 June 2009

Shareholder	Shares held at 25 June 2009	% of issued equity
Third Avenue Management LLC	13,646,180	7.90%
DFA Australia Ltd	8,253,714	4.78%
Wellington Management Company LLP	7,180,081	4.16%
Deutsche (Institutional Group)	4,696,961	2.72%
AMP Capital Investors	3,172,369	1.84%
Vanguard Investment (Institutional Group)	2,724,186	1.58%
State Street Global Advisors (Institutional Group)	2,622,995	1.52%
FAF Advisors, Inc.	1,983,922	1.15%
Jefferies International Limited	1,925,000	1.11%
UBS (Broker Group)	1,296,481	0.75%
Total shares held by top 10 Shareholders	**47,501,889**	**27.49%**
Other Shareholders	125,300,241	72.51%
Total shares on issue	**172,802,130**	**100.00%**

Source: ABB Grain's share register

ABB Grain's substantial shareholder as at last notice, being 18 December 2008, is set out below.

Table 19: Substantial shareholders

Shareholder	Shares held as at last notice	% of issued equity
Third Avenue Management LLC	14,634,574	8.47%
Total	**14,634,574**	**8.47%**

Source: ABB Grain

7.11.4 Shareholder spread

As at 25 June 2009, ABB Grain's shareholder spread is set out below, which shows that 40 shareholders or 0.2 percent of shareholders hold 52.5 percent of ABB Grain's total issued capital.

Table 20: Shareholder spread as at 25 June 2009

Range	Total holders	Units	% of Issued Capital
1 - 1,000	9,644	3,544,771	2.1%
1,001 - 5,000	6,981	17,013,973	9.8%
5,001 - 10,000	2,210	15,828,634	9.2%
10,001 - 100,000	2,210	45,613,159	26.4%
Greater than 100,000	40	90,801,593	52.5%
Total	21,085	172,802,130	100.0%

Source: ABB Grain's share register
**Numbers may not add due to rounding*

7.11.5 Options

As at 30 April 2009 (latest available), there were 936,740 unlisted share options on issue, comprising approximately 0.5 percent of ABB Grain's total issued capital (on a diluted basis). Options are granted pursuant to ABB Grain Ltd Executive Share Option Plan (ESOP) and are issued to ABB Grain's senior executive team.

A summary of the issued options is set out below.

8. Independent Expert's Report continued

Table 21: ESOP options

Grant date	Vesting date	Expiry date	Exercise price	Number of options
30 April 2008	30 April 2011	30 April 2013	$11.55	386,740
1 October 2008	1 October 2011	1 October 2013	$10.61	550,000
Total				**936,740**

Source: ABB Grain

In the case of the Proposed Scheme being approved, ABB Grain will endeavour to reach agreement with each ABB Grain option holder to cancel their options in exchange for cash consideration of $2.51 and $2.75 per option granted on 30 April 2008 and 1 October 2008 respectively. Failing ABB Grain reaching agreement with any option holder, or cancellation is not permitted by the ASX, ABB Grain is required to arrange a separate scheme meeting for option holders if requested to do so by Viterra. As at the date of this report, the options are yet to be cancelled, but it is expected this will occur prior to the issue of the Scheme Booklet.

7.11.6 Long term incentive plan

ABB Grain currently has a Long Term Incentive Plan (LTIP) in place, whereby the Managing Director and up to 10 ABB Grain executives are eligible to receive equity-based payments, contingent on certain performance hurdles over a three year period. LTIP participants must sacrifice any rights receivable under the LTIP for ABB Grain shares under ABB Grain's Deferred Employee Share Plan. Currently there are 735,651 rights issued under the LTIP.

In the case of the Proposed Scheme being approved, ABB Grain will endeavour to reach agreement with each ABB Grain rights holder under its LTIP to cancel their rights in exchange for cash consideration of $9.15 as determined by Leadenhall, based on an assessment of fair value, provided that the aggregate amount payable in cancelling such rights does not exceed $3.5 million. As at the date of this report, the rights are yet to be cancelled, but it is expected this will occur prior to the issue of the Scheme Booklet.

7.11.7 Employee share plans

ABB Grain currently has the following employee share plans in place:

- Deferred Employee Share Plan (DESP)
  - The DESP enables Directors and employees to sacrifice their fees, salaries and/or incentive payments to receive ordinary shares in ABB Grain. Currently there are 164,129 shares on issue pursuant to the DESP.
- Exempt Employee Share Plan (EESP)
  - The EESP is aimed at instilling a performance culture throughout the ABB Grain organisation and allows ABB Grain Board of Directors to issue ordinary shares annually, up to $1,000 in value, to qualifying employees providing ABB Grain meets agreed performance targets measured against forecast profit announced at the ABB Grain AGM. Currently there are 107,582 shares on issue and subject to the three-year holding period pursuant to the EESP.

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

In connection with the Proposed Scheme, ABB Grain and the Board of Directors of ABB Grain agree to waive all conditions relating to shares issued pursuant to the DESP and EESP.

7.11.8 Director's interests

The Directors of ABB Grain held approximately 0.4 percent of ordinary shares as at 30 April 2009 (latest available).

Table 22: Directors' relevant interests

Name	Position	Number of shares held	% of issued shares
Perry Gunner	Chairman	36,581	0.02%
Michael Iwaniw	Managing Director	88,204	0.05%
Max Venning	Deputy Chairman	273,626	0.16%
Trevor Day	Director	48,730	0.03%
Paul Daniel	Director	65,003	0.04%
Ross Johns	Director	140,547	0.08%
Kevin Osborn	Director	11,573	0.01%
Timothy Ryan	Director	34,106	0.02%
Total		**698,370**	**0.40%**

Source: ABB Grain and announcements

All Directors of ABB Grain have indicated that they intend voting in favour of the Proposed Scheme in the absence of a superior proposal being received.

7.12 Share price performance

The chart below graphs the daily share price, represented by daily VWAP, and daily trading volume of ABB Grain's shares from 24 July 2008 to 23 July 2009 (the Latest Analysis Date).

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Figure 18: Daily VWAP and volume of ABB Grain's ordinary shares



19 May 2009 – ABB Grain and Viterra announced the Proposed Scheme
28 April 2009 – ABB Grain announced that it is in discussions with Viterra
VWAP ($)
15.00
12.50
10.00
7.50
5.00
2.50
0.00
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Volume traded
Jul 08 Aug 08 Sep 08 Oct 08 Nov 08 Dec 08 Jan 09 Feb 09 Mar 09 Apr 09 May 09 Jun 09 Jul 09
Volume traded
Daily VWAP

Note: Includes on and off market trades
Source: IRESS

In relation to the chart above, we note:

- Over the last 12 months, the share price of ABB Grain exhibited a general downward trend with an average of approximately 665,009 shares traded daily over the period. It is noted that at the start of the 2008 calendar year, ABB Grain's share price had peaked in line with the soft commodity boom.

- The VWAP of ABB Grain fluctuated in the second half of 2008, trading between daily VWAPs of $6.58 and $8.71 per share. During this period, the following key events occurred:

  - On 17 October 2008, the VWAP increased by 6.6 percent which coincided with ABB Grain's profit upgrade announcement, resulting from above-budget performances across various business segments.

  - On 28 November 2008, the VWAP increased by 16.6 percent, which coincided with ABB Grain's announcement that the company was in talks with AWB in regards to a potential merger.

  - On 17 December 2008, the VWAP declined and continued to trend down for the following days. This coincided with ABB Grain's announcement that merger talks between ABB Grain and AWB had ceased, which increased volumes traded.

- The spike in traded volumes on 19 March 2009 coincided with ABB Grain's investor presentation to Austock and statements in the press about agriculture being in a better position to weather global economic crisis than other industries and this appears to have lifted key agribusiness stocks like ABB Grain and AWB. Moreover, some traders have appear to have positioned themselves for anticipated industry consolidation moves.

- On 28 April 2009, ABB Grain announced that it had received a conditional non-binding proposal from Viterra. The VWAP increased by 23 percent to $8.34 per share on this day. Approximately 2.7 million and 5.1 million shares were traded on the Initial Announcement Date and on 29 April 2009, respectively.

- On the evening of 19 May 2009 (Formal Announcement Date) ABB Grain announced the Proposed Scheme. On 20 May 2009, ABB Grain issued revised earnings guidance for FY2009 whereby underlying profit was revised from between $63 million and $73 million down to between $53 million and $63 million. On 20 May 2009, ABB Grain's shares experienced a spike in traded volumes with approximately 7.1 million shares traded and a VWAP of approximately $8.81 per share.

- On 7 July 2009, ABB Grain announced another revised earnings guidance for FY2009 whereby underlying profit was revised downwards from between $53 million to $63 million to between $43 million to $53 million. This announcement coincided with an increase in ABB Grain share volumes traded and a 2.7 percent decline in VWAP from $9.35 to $9.10

- Subsequent to the Formal Announcement Date until 23 July 2009, ABB Grain's share price traded between $8.67 and $9.55 per share.

7.12.1 VWAP and liquidity analysis

We set out in the table below an analysis of the periodic VWAPs and liquidity of ABB Grain's shares for:

- Period 1: the 12-month period prior to and including 27 April 2009 (period before the Initial Announcement Date). For example, '1 day' within Period 1 means one day prior to and including 28 April 2009.

- Period 2: the period prior to and including 19 May 2009[20] (period after the Initial Announcement Date but before the Formal Announcement Date)

- Period 3: the period from 20 May 2009 to the Latest Analysis Date (period after the Formal Announcement Date).

[20] The Formal Announcement was made in the evening of 19 May 2009. Hence the trading activities for 19 May 2009 have been included in Period 2.

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Table 23: ABB Grain's VWAP and liquidity analysis

Period[1]	VWAP of period	Lowest traded price during period	Highest traded price during period	Cumulative volume of shares traded during period	Volume of securities traded as a % of the average number of issued securities
Period 1					
1 day	$6.77	$6.50	$7.10	1,966,308	1.1%
1 week	$6.35	$6.08	$7.10	6,518,212	3.8%
1 month	$6.22	$5.65	$7.10	12,130,753	7.0%
3 months	$5.88	$4.57	$7.10	38,403,143	22.2%
6 months	$6.43	$4.57	$8.70	59,642,337	34.6%
12 months	$7.70	$4.57	$11.18	139,680,746	82.7%
Period 2					
1 day	$8.34	$8.21	$8.50	2,727,003	1.6%
1 week	$8.59	$8.21	$8.78	13,617,772	7.9%
Total period	$8.49	$8.00	$8.78	25,560,221	14.8%
Period 3					
1 day	$8.81	$8.67	$8.97	7,195,256	4.2%
1 week	$8.77	$8.67	$8.97	14,002,939	8.1%
Total period	$9.05	$8.67	$9.55	47,671,161	27.6%

Notes:
Calculations include off and on market trades
1 Talks about the possibility of ABB and Viterra merging were first announced by ABB on 28 April 2009 (Initial Announcement Date). On 19 May 2009 (Announcement Date), ABB and Viterra confirmed that they have agreed to combine operations
Source: IRESS, Bloomberg, KPMG analysis

In relation to the table above, we note:

- ABB Grain's shares are considered relatively liquid with approximately 82.7 percent of total shares traded in the 12 months prior to the Initial Announcement Date.
- We note that growers hold a significant portion of total issued shares in ABB Grain. However, we note that while growers may have similar motivation, they are likely to trade on individual basis rather than as a group.
- We further note that Third Avenue Management LLC approximately holds 8.6 percent of total issued shares and it does not appear to have traded for at least 12 months.
- On the Initial Announcement Date, ABB Grain's shares traded at a VWAP of approximately $8.34 per share. ABB Grain's share price continued to trade above $8.00 per share after the Initial Announcement Date with lowest and highest price traded of $8.00 and $8.78 per share respectively, indicating the market's anticipation of a formal transaction announcement between ABB Grain and Viterra and a perceived increase in value of ABB Grain's shares.
- Following the Formal Announcement Date on 20 May 2009, ABB Grain's VWAP increased by 2.9 percent to $8.81.

7.12.2 Relative share price performance

The figure below details the trading performance of ABB Grain's shares from 24 July 2008 to the Latest Analysis Date relative to the S&P/ASX All Ordinaries Index. Given that ABB Grain trades in a global commodity market, we have also graphed the trading performance of ABB Grain's shares against the MSCI World Index. As at 23 July 2009, ABB Grain represented approximately 0.14 percent of the S&P/ASX All Ordinaries Index.

Figure 19: Relative share price performance


Around Initial
Announcement Date
Share price/index value relative to 18 June 2008
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
MSCI World
S&P/ASX All Ordinaries Index
ABB Grain

Source: IRESS, Bloomberg

As can be seen above, the Initial Announcement had a significant impact on the performance of ABB Grain's shares relative to the S&P/ASX Ordinaries and MSCI World indices. Over the period 24 July 2008 to the Latest Analysis Date, ABB Grain's shares traded on an average of approximately 7 percent discount to its share price on 24 July 2008.

8. Independent Expert's Report continued

8 Profile of Viterra

8.1 Overview

Viterra is Canada's largest vertically integrated agri-business servicing Western Canadian farmers and marketing commodities and food products globally. Viterra's operations are diversified across the value chain with research and development, agri-product retailing, grain handling and merchandising, transportation, agri-processing, feed product manufacturing, financing and marketing.

Viterra is amongst the top 100 companies listed on the TSX, with a market capitalisation of approximately C$2.2 billion as of 27 April 2009[21]. During FY2008, Viterra generated total operating revenue of approximately C$6.8 billion and EBITDA of approximately C$532.6 million.

8.2 History

Table 24: History of Viterra's operations

Date	Event
1924	Saskatchewan Co-operative Wheat Producers Limited was founded through the amalgamation of Saskatchewan Grain Growers Association, United Farmers of Alberta and United Farmers of Manitoba
1926	Saskatchewan Co-operative Wheat Producers Limited acquired Saskatchewan Co-operative Elevator Company
1953	Saskatchewan Co-operative Wheat Producers Limited officially became the Saskatchewan Wheat Pool (SWP)
1996	SWP listed on the TSX
2003	Following losses sustained between 1999- 2003, SWP restructured its debt
2007	Acquisition of Agricore United (Agricore) was completed on 29 May 2007 for a total consideration of approximately C$1.3 billion. Agricore was Canada's largest vertically integrated agri-business
2007	Concurrent with the Agricore acquisition, SWP sold the Vancouver port terminal and nine grain elevator facilities to Cargill for C$155 million. The consideration consisted of a 50 percent interest in the Cascadia port terminal, $70 million cash, plus amounts relating to working capital and other closing adjustments
2007	Concurrent with the Agricore acquisition, SWP sold 15 grain elevators and nine stand-alone agri-products retail operations to James Richardson International Limited for proceeds of approximately C$255 million plus amounts relating to working capital and other closing adjustments
2007	SWP changed it name to Viterra Inc.
2008	Viterra acquired certain business from Sunrise Feed LLC, US manufacturer and retailer of animal feed and pasture supplements, for an undisclosed amount. The acquisition included a feed mill and retail outlets.
2008	Viterra completed the acquisition of V-S Feed and Agri-Supplies Ltd (V-S Feed) for an undisclosed amount. The acquisition included a feed pre-mix mill and a retail outlet selling farm supply and feed products
2008	Viterra purchased certain business of Gore Bros., Inc. and Gore's Trucking, Inc. (Gore) for total consideration of US$25.3 million. The acquisition included two feed mills in the US.
2009	Viterra acquired assets of Associated Proteins, including the acquisition of a canola crush plant for $64 million plus working capital
2009	Announced Proposed Scheme with ABB Grain

Source: Viterra

[21] The day prior to announcement that Viterra and ABB Grain were in discussions

Viterra is organised into five major business units as set out and discussed further below.

Figure 20: Viterra's organisational structure


Viterra Inc.
Grain Handling and Marketing
Agri-products
Agri-food Processing
Livestock Feed and Services
Financial Products

Source: Viterra

Each business units' relative contribution to revenue and EBITDA during FY2008 is shown below.

Figure 21: Revenue by business unit


Livestock feed and services 9%
Financial products 0%
Agri-food processing 3%
Agri-products 25%
Grain handling and marketing 63%

Figure 22: EBITDA by business unit


Financial products 1%
Agri-food processing 5%
Livestock feed and services 0%
Agri-products 45%
Grain handling and marketing 49%

Source: Viterra 2008 Annual Report

8.3 Overview of Grain Handling and Marketing business unit

Viterra's Grain Handling and Marketing business unit contracts, markets and transports grains from producers in Western Canada to end users. Due to regulation, Viterra's operations differ depending on which type of grain. For:

- Board grains (wheat and barley), Viterra operates as an agent of CWB buying board grains from producers and delivering it to end users. Viterra is also a CWB Accredited Exporter securing wheat and barley sales in the global market place. As the CWB controls the pricing and flow of grain, the margin Viterra can generate from board grains is lower than non-board grains.

8. Independent Expert's Report continued

- Non-board grains (canola, oats, flax, peas and other special crops), Viterra handles and markets on its own account grains to over 50 countries around the world. Viterra's proportion of non-boards grains increased to 49 percent with the acquisition of Agricore, from its five year average of 40 percent.[22]

8.3.1 Grain handling

Viterra has approximately 35 percent of the industry's primary storage capacity, but is able to achieve 43 percent market share (measured based on receipts of the six major grains into the system) due to the scale and geographical spread of its network[23] and ability to offer producers competitive transportation premiums through having approximately 37 percent of the industry's 100-car loading capacity. From Viterra's elevator network, grains are shipped directly to domestic and US customers or to Viterra's port terminal network, before being shipped offshore. The table below shows Viterra's elevator and port handling networks.

Table 25: Elevator and port terminal network

Location	Number of elevators	Storage capacity (tonnes)	Number of port terminals	Storage capacity (tonnes)
Manitoba	14	251,590	0	0
Alberta	22	502,700	0	0
Saskatchewan	47	1,082,079	0	0
British Columbia	2	22,300	3	691,980
Ontario	0	0	3	593,680
Total	**85**	**1,858,669**	**6**	**1,285,660**

Source: Scheme Booklet

Volume shipped and gross margin are the key drivers of Viterra's Grain Handling and Marketing business unit. Viterra estimates that based on FY2008 results, every:

- 5 percent change in volume shipped, leads to an approximate 5 percent to 6 percent change in Grain Handling and Marketing EBITDA

- C$1 change in gross margin per tonne shipped, leads to an approximate 5 percent change in Grain Handling and Marketing EBITDA.

The following figure details Viterra's historical volume and gross margin per shipment.

[22] Viterra 2008 Annual Report
[23] Viterra 2008 Annual Report

Figure 23: Historical elevator shipments


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Tonnes 000's
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
C$/tonne
FY05
FY06
FY07
FY08
Elevator shipments
Gross margin per shipment

Source: Viterra 2006, 2007, 2008 Annual Report

In relation to the table above we note:

- Elevator shipments have increased with network additions from Agricore in FY2007.
- FY2008 gross margin was higher at C$32.2 per tonne due to a period of rapidly increasing commodity prices and additional blending opportunities. Viterra estimates that the normal gross margin is between C$24 to C$26 per tonne.

8.3.2 Marketing

Through Viterra's sales offices throughout Western Canada and one in Japan, the company markets Board and non-Board grains to more than 50 countries. In 2008 Viterra established the international grain division setting up offices in Calgary and Singapore and in 2009 Geneva.

A high level SWOT analysis of the Grain Handling and Marketing business unit is set out below.

Table 26: Grain Handling and Marketing SWOT analysis

Strengths	Weaknesses
• Largest player in Western Canada with extensive infrastructure and efficient elevators • Sales offices geographically diversified • High barriers to entry	• Exposure to commodity prices • High exposure to Western Canada climate causes earnings volatility
Opportunities	**Threats**
• Deregulation of CWB • Expand export markets through International Grain Division • Diversify commodities marketed	• Adverse climate • Asset rationalisation may have ongoing cost implications[1]

Source: Viterra, KPMG analysis
Notes: 1 No more asset rationalisations to complete

8. Independent Expert's Report continued

8.4 Overview of Agri-products business unit

Viterra's Agri-products business unit, manufactures, distributes and retails crop inputs to farmers through its network of 253 Western Canada stores. Viterra has an approximate 30 percent market share of the crop inputs market in Western Canada[24]. Key drivers of the business unit are sales and margins of each product line, which are heavily influenced by crop acreage and crop mix in a given year. Seeded acreage in Western Canada averages approximately 60 million[25]. In 2008, Viterra estimated average crop-input costs per acre to be:

- C$65 to C$75 for wheat
- C$60 to C$70 for barley
- C$75 to C$110 for canola.

Viterra offers the full range of crop inputs including fertiliser, crop protection, seed and small line farm equipment. The revenue contribution of each product line to Viterra's Agri-products business from FY2006 to FY2008 is detailed in the figure below.

Figure 24: Revenue by product line


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
C$ million
FY2006
FY2007
FY2008
Fertiliser
Crop protection
Seed
Equipment

Source: 2006, 2007, 2008 Annual Report

In relation to the table above, we note the large increase in fertiliser sales in FY2008 is a result of high commodity prices driving strong global demand for fertiliser and additional ownership in Canadian Fertilisers Limited (CFL) as a result of the Agricore acquisition.

---

[24] Viterra 2008 Annual Report

[25] Statistics Canada, Field Crop Reporting Series Vol.87, No7 2003-2008 data

Fertiliser

Fertiliser is Viterra's largest product line representing 60 percent of Viterra's Agri-products FY2008 revenue. With a 34 percent interest in CFL, Viterra is able to access low cost nitrogen fertiliser. CFL has two ammonia plants and one urea plant producing approximately 1 million tonnes per year and 700,000 tonnes per year respectively.[26] Viterra receives approximately one-third of its nitrogen fertiliser requirements from CFL, which it then retails through its networks. The remaining two-thirds are sourced from other suppliers.

Crop protection

Crop protection product line represents 25 percent of Viterra's Agri-products FY2008 revenue. Viterra offers crop protection products, including supplies herbicides, insecticides, fungicides and seed treatments. Viterra receives a portion of it supplies through its 54.4 percent patronage interest in Interprovincial Co-operative Limited.

Seed

Seed product line represents 10 percent of Viterra's Agri-products FY2008 revenue. Approximately half of Viterra seed sales are exclusive or proprietary varieties, which are developed at Viterra's research and development centre at the University of Saskatchewan. Viterra sells proprietary and public available seed varieties in Western Canada.

Equipment

Equipment product line represents 5 percent of Viterra's Agri-products FY2008 revenue and relates to the sale of small line farm equipment.

A high level SWOT analysis of Agri-products business unit is set out below.

Table 27: Agri-products SWOT analysis

Strengths	Weaknesses
• Access to low cost nitrogen fertiliser through 34 percent interest in CFL • Large 253 store retail network • Store network is captive to the internal fertiliser demand through CFL	• Exposure to commodity/fertiliser price volatility • Exposure to movements in natural gas prices as a high proportion of fertiliser production costs relate to natural gas. Partially mitigated through hedge contracts
Opportunities	**Threats**
• Further diversification across crop input segments and geographical locations	• Adverse climate

Source: Viterra, KPMG analysis

8.5 Overview of Agri-Food Processing business unit

Viterra's Agri-Food processing business unit is comprised of oat milling and barley malting in North America. In addition, on 15 June 2009, Viterra announced the acquisition of the assets of Associated

[26] Broker report June 2008

8. Independent Expert's Report continued

Proteins LP for C$64 million plus working capital. Associated Proteins LP crushes canola and has a capacity of processing 1,000 tonnes per day.

8.5.1 Oat milling

Viterra's Can-Oat operations processes raw oats into primary, intermediate and finished food products. Can-Oat is the second largest industrial oat processor in the world and through its plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, Barrhead, Alberta, can produce 235,000 tonnes of oats per year[27]. Can-Oat is currently operating at near capacity.

Can-Oat exports over 90 percent of its production to large North American food manufacturing customers. As such, revenues are highly dependent on its largest customers, with the top five accounting for over 50 percent of sales volume.

8.5.2 Malt manufacturing

Viterra has a 42.4 percent interest in Prairie Malt Limited (Prairie Malt), which processes barley into malt primarily for the brewery industry. Prairie Malt has a capacity of 220,000 tonnes per year through its single site malting plant located in Biggar, Saskatchewan[28]. Malt is shipped to customers throughout North America, South Africa, Pacific Rim and Latin America. A barley supply agreement, which is subject to quality specifications, is in place requiring Prairie Malt to take the majority of its barley requirements from Viterra.

8.6 Overview of other businesses

8.6.1 Livestock Feed and Services business unit

Viterra's Livestock Feed and Services business unit was acquired in 2007 and represents a very small part of the overall business. It manufactures and distributes feed products including swine, cattle, poultry and other specialty feeds. Feed operations are conducted from:

- six feed mills and two pre-mix manufacturing centres in British Columbia and Manitoba
- a feed processing and commodity sales outlet in Montana
- six feed mills in Texas, Oklahoma and New Mexico.

8.6.2 Financial Products

Viterra's financial products business unit was also acquired in 2007 and also represents a small part of the business. Through Viterra Financial and Unifeed Financial, Viterra acts as an agent for a Canadian Schedule 1 chartered bank. On behalf of that bank:

- Viterra Financial extends unsecured trade credit to Viterra's Agri-products customers.
- Unifeed Financial offers secured loans to purchase livestock and related inputs.

---

[27] Viterra 2008 Annual Report
[28] Viterra 2008 Annual Report

In both programs, Viterra directly manages the customer relationship and receives a fee for performing front-end customer review and credit adjudication services. In addition, this segment also offers ancillary financial and risk management products to producers.

8.7 Financial performance

Viterra's consolidated income statements for the 12 months ended 31 July 2006, 31 October 2007, 31 October 2008 and half year ended 30 April 2009 are set out in the table below. It is noted, the acquisition of Agricore in May 2007 significantly changed Viterra's revenue and EBITDA profile. As such, the results for FY2006 (including no Agricore operations), FY2007 (including five months of Agricore operations) and FY2008 (including a full year of Agricore operations) are not directly comparable. Therefore, we have focused the majority of our discussion on FY2008 and 1H FY2009 financial performance, being those periods which incorporate full earnings from Agricore.

Table 28: Viterra's historical consolidated financial performance

For the C$million	12 months to 31 Jul 2006	12 months 31 Oct 2007	12 months to 31 Oct 2008	6 months to 30 Apr 2009
Operating revenue	1,575.7	3,535.2	6,777.6	2,989.8
Cost of sales	(1,315.5)	(2,941.0)	(5,750.7)	(2,654.2)
Gross profit	**260.2**	**594.2**	**1,026.8**	**335.6**
Operating, general and administrative expense	(182.3)	(328.4)	(494.2)	(256.6)
EBITDA	**77.9**	**265.8**	**532.6**	**79.0**
Amortisation expense	(27.7)	(62.9)	(106.8)	(50.8)
EBIT	**50.2**	**202.9**	**425.8**	**28.2**
Integration expense	0.0	(20.0)	(14.6)	(3.7)
Net interest expense	(31.0)	(34.0)	(37.8)	(21.5)
Other	(4.4)	30.2	4.6	(8.3)
Profit / (loss) before tax	**14.8**	**179.1**	**378.0**	**(5.2)**
Income tax benefit / (expense)	(14.3)	(62.6)	(89.7)	(1.4)
Profit / (loss) after tax	**0.5**	**116.5**	**288.3**	**(6.6)**
Weighted average shares on issue (million)	*84.3*	*138.7*	*219.8*	*237.0*
Basic and diluted EPS	*0.01*	*0.84*	*1.31*	*(0.03)*
Gross profit margin	*16.5%*	*16.8%*	*15.2%*	*11.2%*
EBITDA margin	*4.9%*	*7.5%*	*7.9%*	*2.6%*

Source: Viterra 2006, 2007, 2008 Annual Report, Viterra Q2 2009 Financial Report
** Numbers may not add due to rounding*

In relation to the historical income statements outlined above, we note that:

- The financial accounts were prepared in accordance with Canadian generally accepted accounting principles.

- Excluding inventory write down, EBITDA for 1H FY2009 was C$107.1 million compared to C$159.8 million in the pcp, primarily reflecting a decline in grain and Agri-product margins. Further, we note that due to the seasonality of the business, the initial six months of the year is not a pro-rata indicator of the expected full year's performance.

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

- After a poor performance for the quarter ending 31 January 2009, the results for the second quarter ending 30 April 2009 was received well by the market and ahead of various broker forecasts.
- Operating, general and administration expenses (OG&A) net of synergies from acquisition of Agricore, increased by C$27.4 million in 1H FY2009 compared to the pcp, reflecting a number of initiatives implemented, including:
  - addition of three feed manufacturing plants
  - enhancements to Viterra's information technology system
  - start-up costs related to setting up the international grain division
  - increased maintenance and expenditure to ensure a number of Agricore assets meets Viterra's quality standards
  - an increase in wages and salaries due to the new five-year collective bargaining agreement with the Grain Services Union and the implementation of a new employee share purchase plan.
- Viterra renewed its grain volume insurance program securing coverage of up to C$60 million protection against production declines in FY2009.
- Integrations expense relates to the costs associated with consolidating the operations of Agricore into Viterra. The integration of Agricore is substantially complete and any further costs to be incurred are expected to be minimal. At the end of the first quarter of 2009, Viterra had achieved a total of C$121 million in synergies, which was significantly ahead of the original target.
- Viterra generated significant EBITDA in FY2008 on the back of high commodity prices, increased volume and scale from the acquisition of Agricore and higher than normal margins in the Grain Handling and Marketing and Agri-products business units.
- In 2007, Viterra moved its financial year-end from 31 July to 31 October, to be more aligned with production cycles. The FY2007 results are presented for the period 1 November 2006 to 31 October 2007 for comparative purposes and reflect the actual unaudited consolidated results.
- Other includes gain on disposal of assets and provision for pension settlement. In FY2007, Viterra recorded a C$30.4 million gain on sale for the Vancouver Port Terminal along with a C$4.7 million gain on sale for the disposal of WCE Holdings Inc. On 1 July 2008, Viterra and the Grain Services Union finalised the settlement of the dispute surrounding the pension plan, which had resulted in C$15 million expensed in FY2006, C$5.0 million expensed in FY2007 and a return of C$3.4 million in FY2008.

8.8 Segmental financial performance

A summary of each business units' financial performance for the 12 months ended 31 July 2006, 31 October 2007, 31 October 2008 and half year ended 30 April 2009 are set out in the table below

Table 29: Viterra's historical segment financial performance

For the C$million	12 months to 31 Jul 2006	12 months 31 Oct 2007	12 months to 31 Oct 2008	6 months to 30 Apr 2009
Grain handling and marketing				
Operating revenue	991.1	2,279.6	4,299.5	2,090.4
EBITDA	68.6	170.7	299.3	124.9
Agri-products				
Operating revenue	533.4	934.6	1,686.3	452.1
EBITDA	28.9	124.0	276.9	(27.8)
Agri-food processing				
Operating revenue	129.2	166.9	198.3	103.2
EBITDA	16.3	18.2	29.0	7.5
Livestock feed and services				
Operating revenue	0.0	164.7	604.4	367.3
EBITDA	0.0	5.5	(6.1)	13.8
Financial products				
Operating revenue	0.0	6.2	13.5	8.1
EBITDA	0.0	3.9	8.8	4.9
Corporate				
EBITDA	(33.4)	(56.5)	(75.3)	(44.3)
Total EBITDA	**80.4**	**265.8**	**532.6**	**79.0**

Source: Viterra 2006, 2007, 2008 Annual Report, Viterra Q2 2009 Financial Report
** Numbers may not add due to rounding*

In relation to the table above, we note that:

- Grain Handling and Marketing
  - Return to normal margins, together with higher OG&A expenses resulted in a 17.0 percent reduction of EBITDA in 1H FY2009 compared to the pcp. We note that:
    - Total primary shipments increased by 12.0 percent to 8.4 million tonnes.
    - CWB diverted a portion of Viterra's grain to Alliance Grain terminal, resulting in lost pipeline margins.
    - Lower commodity prices resulted in gross margins returning to historical levels at C$26.4.
    - International grain division incurred one-off start up costs.
  - Strong grain handling volumes and margins, along with a full year results from Agricore, resulted in EBITDA improving by C$128.6 million to C$299.3 million in FY2008. We note that:

8. Independent Expert's Report continued

- Total primary shipments increased by 17.6 percent to 14.7 million tonnes as result of the addition of Agricore's elevator capacity.
- Gross margin improved by 26.8 percent to C$32.2 per tonne primarily due to a period of high commodity prices, incremental margin generated from handling special crops.
- OG&A expenses increased by 18.9 percent to C$174.4 million reflecting incremental costs associated with the larger grain elevator network net of realised cost synergies.

- Agri-products
  - EBITDA moved to a loss of C$27.8 million in 1H FY2009, despite operating revenue increasing by 22.7 percent. We note that:
    - Low commodity prices caused low fertiliser margins in the first half of FY2009. Further, fertiliser inventory was written down by C$28.1 million due to decline in commodity prices.
    - Viterra recorded a C$6.8 million realised and C$4.2 million unrealised loss on hedging contracts.
  - Increased volume and improved gross margins resulted in EBITDA increasing by 123.1 percent to C$276.9 million in FY2008. We note that:
    - Fertiliser sales increased by 112.7 percent to approximately C$1.0 billion, given the additional ownership in CFL through the acquisition of Agricore and higher commodity prices. However, in the three months to 31 October 2008, fertiliser prices declined, and as a consequence Viterra recorded a write down in inventory of C$24.0 million.
    - Crop protection sales increased by 21.8 percent to C$416.8 million driven by higher prices of herbicides and domestic growers increasing purchases because of good growing conditions.
    - Seed sales increased by 165.6 percent to C$174.5 million, with Agricore's increased retail network and higher prices for cereal and canola seeds.
    - OG&A expenses increased by 68.9 percent to C$160.8 million reflecting incremental costs associated with running a larger retail network because of Agricore acquisition.
- Agri-processing
  - EBITDA declined, while revenue marginally increased in 1H FY2009. We note that:
    - Increased revenue reflects higher prices given a weakening Canadian dollar.

  - EBITDA increased by 59.3 percent to C$29.0 million for the FY2008, as a result of increased sales, improved gross profit margin and lower OG&A expenses in both Can-Oat and Prairie Malt.

- Livestock Feed and Services
  - EBITDA increased by C$11.6 million to C$13.8 million in 1H FY2009 compared to the pcp as a result of bolt on acquisitions of Sunrise Feed LLC, V-S Feed and Gore, completed 2008.
  - In FY2008, Viterra wrote-off its 31.4 percent investment in Puratone and settled existing hog contractual obligations for a total loss of C$30.4 million. As a result, Viterra will no longer have financial exposure to hog production.

- Other
  - Financial Products business unit was acquired as part of the Agricore acquisition.
  - Corporate expenses increases in FY2008 and 1H FY2009 are mainly a result of increased scale with the addition of Agricore.

8. Independent Expert's Report continued

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

8.9 Financial position

Viterra's historical balance sheets as at 31 July 2006, 31 October 2007, 31 October 2008 and 30 April 2009 are summarised in the table below.

Table 30: Viterra's historical consolidated financial position

As at C$million	31 Jul 2006	31 Oct 2007	31 Oct 2008	30 Apr 2009
Current assets				
Cash and cash equivalents	110.5	85.4	669.6	665.4
Trade and other receivables	123.2	458.9	773.8	704.4
Inventories	142.9	785.7	837.9	1,173.4
Other	13.8	121.8	150.4	135.4
Total current assets	**390.4**	**1,451.8**	**2,431.8**	**2,678.5**
Non-current assets				
Property, plant and equipment	255.6	1,192.6	1,154.9	1,133.5
Intangible assets	0.0	20.3	22.1	26.5
Goodwill	0.0	296.7	300.1	302.2
Other	128.1	80.7	79.6	73.2
Total non-current assets	**383.6**	**1,590.3**	**1,556.7**	**1,535.3**
Total assets	**774.0**	**3,042.1**	**3,988.5**	**4,213.8**
Current liabilities				
Trade payables and accrued liabilities	129.9	723.9	928.6	994.2
Borrowings	27.9	356.3	32.5	109.8
Bank indebtedness	13.2	4.5	0.7	0.1
Total current liabilities	**171.0**	**1,084.7**	**961.7**	**1,104.1**
Non-current liabilities				
Borrowings	101.9	307.4	595.4	682.7
Future income tax liabilities	2.0	60.3	166.5	160.9
Other	37.6	115.1	64.2	75.7
Total non-current liabilities	**141.6**	**482.8**	**826.0**	**919.4**
Total liabilities	**312.6**	**1,567.5**	**1,787.8**	**2,023.4**
Net assets	**461.4**	**1,474.6**	**2,200.7**	**2,190.4**
Equity				
Retained earnings	(41.6)	51.5	316.1	304.7
Issued capital	502.8	1,422.8	1,883.3	1,883.3
Contributed surplus	0.3	0.3	1.2	2.4
Total equity	**461.4**	**1,474.6**	**2,200.7**	**2,190.4**
Weighted average shares on issue (million)	*84.3*	*138.7*	*219.8*	*237.0*
Net assets per share - $	*5.5*	*10.6*	*10.0*	*9.2*
Net tangible assets per share - $	*5.5*	*8.3*	*8.5*	*7.9*

Source: Viterra 2006, 2007, 2008 Annual Report, Viterra Q2 2009 Financial Report
** Numbers may not add due to rounding*

In relation to the balance sheets outlined above, we note that:

- Cash and cash equivalents include cash, cash in trust and short-term investments.

- Inventories primarily includes grain, agri-products and livestock feed.
- Other current assets include prepaid expenses, deposits and future income taxes.
- Net cash flows from operating activities in 1H FY2009 are reflective of the seasonality of the business with the majority of earnings expected in the third quarter of results.
- Current assets increased by 67.5 percent in FY2008, largely due to:
  - an increase in cash and cash equivalents following a C$441.5 million equity raising in May 2008, and net proceeds from the establishment of a C$400.0 million secured credit facility in May 2008
  - higher commodity prices caused increased inventory levels and accounts receivables.
- Property plant and equipment comprises primarily buildings and machinery and equipment, with the remainder being land, site and leasehold improvements and construction in progress.
- Goodwill includes C$297 million for the acquisition of Agricore, C$2.9 million for the acquisition of Gore, and 2.1 million for the purchase of three Agri-product retail locations.
- Other long term assets includes deferred pension assets, deferred financing costs, future income taxes, investments and other.
- Other long term liabilities includes assets retirement obligations, contributions in aid of construction, grain handling agreements, stock based compensation plans, other employee future benefits, pension, cash flow hedges and other.
- To assist funding the acquisition of Agricore in FY2007, Viterra raised, through three public market issues and one private placement, C$882.8 million equity (net of C$37.3 million issuance costs).
- On 9 May 2008, Viterra issued 32.9 million common shares at C$14.00 per share, raising C$441.5 million equity, net of 19.0 million issuance costs.

8.9.1 Net debt

In relation to borrowings we note:

- Short-term debt is used during the financial year to finance grain, Agri-products inventory purchases and accounts receivables from the CWB and other trade accounts.
- In April 2006, Viterra obtained a C$100 million senior unsecured note bearing interest at 8 percent, maturing April 2013. This is fully drawn.
- In May 2007, Viterra entered into a C$750 million bridge facility to assist in financing the acquisition of Agricore. Proceeds from the asset disposition to JRI were used to pay down the facility.

8. Independent Expert's Report continued

- In August 2007, Viterra obtained a C$200 million senior unsecured note, bearing interest at 8.5 percent and maturing August 2017. A portion of these proceeds were used to pay down the bridge facility.

- In May 2008, Viterra obtained a C$400 million secured credit facility which was used to pay out the bridge facility, resulting in a shift of short term to long term borrowings. The hedged fixed rate of the credit facility interest is between 5.9 percent and 6.1 percent as at 31 October 2008.

- As at 31 October 2008, Viterra had C$3.4 million of member's term loans, and C$2.8 million in share of subsidiaries and joint ventures debt.

- Viterra has a revolving credit facility with a limit of C$800 million. This facility is due to expire 10 August 2010, or can be extended for two years at Viterra's option. As at 30 April 2009, C$71.9 million was drawn, resulting in an increase in short-term borrowing.

On 22 June 2009, Viterra announced its intention to raise C$300 million of senior notes, with the proceeds to be used for general corporate purposes. The senior notes would rank pari passu with Viterra's existing and future secured indebtedness other than its revolving credit facility. This announcement coincided with a 2.9 percent decline in VWAP. On 7 July 2009, Viterra announced that its offering of C$300 million of senior notes with an 8.5 percent coupon and five year term had closed.

Viterra has publicly stated that its target debt to total capital level is between 30 percent and 40 percent. Viterra's total debt, less cash and cash equivalents was C$127.1 million as at 30 April 2009.

8.9.2 Commitments, contingencies and guarantees

As at 30 April 2009, Viterra had the following contingent liabilities:

- C$5.1 million outstanding letters of credit and similar instruments expiring between November 2009 and March 2010.

- Viterra Financial has a rolling five-year agreement with a Canadian Schedule 1 chartered bank to provide credit for producers to purchase crop inputs. Viterra indemnifies the bank for 50 percent of future losses to a maximum of 5 percent of the aggregate qualified portfolio balance.

- Unifeed Financial has a rolling five-year agreement to provide loans to customers to purchase feeder cattle, feeder hogs and related feed inputs. Viterra indemnifies the bank for loss based on the first 20-33 percent of new credit issued on an individual account, with losses in excess of this shared on an equal basis up to 5 percent on the aggregate qualified portfolio balance.

- Viterra has a contingent liability under guarantees to third-party lenders who have provided long-term financing to certain hog producers. As at 30 April 2009, C$2.6 million guarantees are outstanding and due to be repaid and expire in 2014.

- In relation to the 1987 closure of two phosphate and fertiliser facilities, Viterra has asset retirement obligations. As at 30 April 2009, Viterra estimated the liability to be C$21.2 million, which is due to be repaid between 2009 and 2015.

8.10 Cash flow

Viterra's audited consolidated cash flow statement for the 12 months ended 31 July 2006, 15 months ended 31 October 2007,12 months ended 31 October 2008 and half year ended 30 April 2009 are set out in the table below.

Table 31: Viterra's historical consolidated cash flow statements

For the C$million	12 months to 31 Jul 2006	15 months to 31 Oct 2007	12 months to 31 Oct 2008	6 months to 30 Apr 2009
Net earnings less non cash items	53.7	212.5	456.3	59.8
Changes in accounts receivable	0.0	(22.5)	(270.6)	66.8
Changes in inventories	(25.5)	(95.0)	(41.3)	(332.4)
Changes in prepaid expenses and accrued liabilities	(2.4)	(28.5)	178.7	69.5
Changes in prepaid expenses and deposits	7.7	(12.3)	(39.3)	9.9
Cash from discontinued operations	17.5	0.0	0.0	0.0
Net cash flow from operating activities	**51.0**	**54.2**	**283.7**	**(126.3)**
Purchase of property, plant and equipment	(30.0)	(127.3)	(55.6)	(29.3)
Proceeds from sale of property, plant and equipment	3.7	434.0	5.3	0.5
Payments for investments and businesses	0.4	(1,320.5)	(31.8)	(7.1)
Increase (decrease) in cash in trust	0.3	(16.2)	16.7	0.0
Increase in other long-term assets	(1.8)	(5.4)	(1.5)	(5.2)
Net cash flow from investing activities	**(27.4)**	**(1,035.5)**	**(66.9)**	**(41.1)**
Proceeds from/ (repayments of) borrowing	(56.6)	78.3	(43.5)	164.4
Proceeds from issues of equity	63.3	920.1	460.5	0.0
Payment for debt issue costs	(2.8)	(10.9)	(7.6)	0.0
Payment for share issue costs	(3.1)	(37.3)	(19.0)	0.0
Repayment of other long-term liabilities	(1.0)	(1.4)	(2.6)	(0.4)
Net cash flow from financing activities	**(0.1)**	**948.9**	**387.8**	**164.1**
Cash and cash equivalents at beginning of the period	73.3	96.7	64.1	669.0
Impact on cash of unrealised effect of foreign currency translation	0.0	0.0	0.2	(0.3)
Net increase / (decrease) in cash and cash equivalents	**23.4**	**(32.6)**	**604.6**	**(3.3)**
Cash and cash equivalents at period end	**96.7**	**64.1**	**669.0**	**665.4**

Source: Viterra 2006, 2007, 2008 Annual Report, Viterra Q2 2009 Financial Report
** Numbers may not add due to rounding*

In relation to the cash flow statements outlined above, we note:

- Due to the seasonality of the business, the 6 months to April 2009 cannot be taken as a pro-rata indicator of the full year results.
- Net cash flows from operating activities increased in FY2008 as a result of increased net sales from a full year contribution of Agricore, and declined in 1H FY2009 as a result of lower earnings.

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

- The decrease in net cash flows from financing activity and increase in net cash flows from investing activities in FY2008, was largely a result of the acquisition of Agricore. Expenditure on property plant and equipment for the 15 months period ended 31 October 2007 included the 50 percent acquisition of Cascadia port terminal.
- The cash flow statement in 2007, represents the 15 months period ending 31 October 2007 and has not been restated to FY2007.

8.11 Capital structure

Viterra's issued capital comprises 237.0 million common shares, which are listed and traded on the TSX and 1,662,956 unlisted options. Viterra's issued capital (shown on the table below) does not include share entitlements in relation to the subscription placement conducted on 13 May 2009 (Placement). Under the Placement, Viterra issued 56.25 million subscription receipts at C$8.00 per receipt, raising C$450 million by way of a private placement. The subscription receipt offering will be used to provide a portion of the funding in respect of the Proposed Scheme with ABB Grain, provided that the acquisition occurs on or before 30 November 2009. On this basis each subscription receipt holder will be entitled to receive one common share of Viterra.

8.11.1 Share capital

Viterra's top 10 shareholders as at 26 June 2009 are set out in the table below.

Table 32: Top 10 shareholders of Viterra as at 26 June 2009

Shareholder	Number of shares held	Percent of issued capital
MHR Fund Management LLC	30,190,200	12.74%
Third Avenue Management LLC	20,018,044	8.44%
ProFund Advisors LLC	15,423,259	6.51%
Deutsche Asset Management Americas	5,667,100	2.39%
TD Asset Management Inc	5,389,878	2.27%
Goodman & Company, Investment Counsel	4,605,300	1.94%
CPP Investment Board	4,036,000	1.70%
GWL Investment Management Ltd	3,134,389	1.32%
Dimensional Fund Advisors LP	3,089,639	1.30%
RBC Asset Management Inc	2,637,400	1.11%
Total shares held by top 10 Shareholders	**94,191,209**	**39.73%**
Other shareholders	142,858,004	60.27%
Total shares on issue	**237,049,213**	**100.00%**

Source: Bloomberg L.L.P.

8.11.2 Options

As at 30 April 2009, there were 1,662,956 options on issue, comprising 0.7 percent of Viterra's total issued capital (on a diluted basis). A summary of the issued options is set out below.

Table 33: Viterra options

Weighted average expiry (years)	Weighted average exercise price (C$)	Number of options	Number of options vested
4.00	5.90	7,106	7,106
7.00	9.02	957,594	0
8.55	14.71	676,626	42,214
0.83	138.56	21,630	21,630
Total	**13.00**	**1,662,956**	**70,950**

Source: Viterra Q2 2009 Financial Report

Options are granted pursuant to Viterra's Management Stock Option Plan. The Management Stock Option Plan was reactivated in FY2008, after being inactive since FY2004.

8.11.3 Incentive plans

The company operates three active share-based compensation plans:

- deferred share units (DSU) for independent directors
- restricted share units (RSU) for designated executives
- performance share units (PSU) for designated executives.

Deferred share units plan

Under the DSU plan, each director receives 40 percent of their retainer as DSUs. In addition, a director can elect to receive between 40 percent and 100 percent of their remaining retainer as DSUs. Each DSU will be redeemed for cash, or common shares at the directors option, upon a director leaving the Board. The cash redemption amount will be the weighted average closing price of the common shares of Viterra for the last 20 trading days prior to redemption date. For the FY2008, 80,560 DSUs were granted.

Restricted share units plan

Under the RSU plan, designated executives receive an annual grant of RSU's as part of their compensation. RSU operate much like DSUs, except they vest at the end of a three-year period, while DSUs vest when granted. Holders of RSUs have the option to convert to DSUs 60 days prior to vesting. For the FY08, 126,952 RSUs were granted.

Performance share units plan

Under the PSU plan, designated executives receive an annual grant of PSU's as part of their compensation. PSUs operate much like DSU's, except they vest at the end of a three-year period based on the extent to which actual EBITDA matches budgeted EBITDA for the three year period. Holders of PSUs have the option to convert to DSUs 60 days prior to vesting. As at 31 October 2008, 380,863 PSUs were granted.

8.11.4 Employee share purchase plan

The employee share purchase plan became effective 1 July 2008. Under the employee share purchase plan, employees have the option to purchase shares of Viterra. Viterra matches 50 percent of the plan

8. Independent Expert's Report continued

participants' contribution and is responsible for all costs associated with the purchase of shares on the open market.

8.12 Share price performance

The chart below graphs the daily share price, represented by VWAP, and daily trading volumes of Viterra's shares from 24 July 2008 to 23 July 2009 (the Latest Analysis Date).

Figure 25: Share price and volume of Viterra's ordinary shares


19 May 2009 – ABB Grain and Viterra announced the Proposed Scheme
28 April 2009 – Viterra announced that it is in discussions with ABB Grain
VWAP(C$)
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Volume traded
Jul 08
Sep 08
Nov 08
Jan 09
Mar 09
May 09
Jul 09
Volume traded
Daily VWAP

Note: Includes on and off market trades
Source: Bloomberg

In relation to the above chart, we note that:

- Over the last 12 months, the daily VWAP of Viterra's shares exhibited a general downward trend with an average of approximately 1.6 million shares traded daily over the period. The lowest price at which Viterra's shares traded during this period was C$5.47 per share on 24 October 2008.

- Volume spikes on 21 August 2008, 30 December 2008 and 23 February 2009 did not appear to coincide with any particular industry or company announcements.

- On the evening of 27 April 2009, Viterra announced that it had made a conditional non-binding offer for ABB Grain. The following day, approximately 6.6 million shares were traded and Viterra's daily VWAP fell by 10.1 percent to a VWAP of $8.57 per share. On 29 April, heavy trading continued with 8.1 million shares traded and the VWAP recovered slightly to $8.78 per share.

- The spike in traded volumes on 12 May 2009 occurred one day before the company's announcement on 13 May 2009 regarding the successful closure of its subscription offering to raise C$450 million valuing Viterra's shares at C$8.00 per share, which would be partly used to fund the acquisition of ABB Grain if the transaction went ahead.

- On 19 May 2009, ABB Grain and Viterra announced the Proposed Scheme. The market responded with increased traded volumes with approximately 5.4 million a 3.0 percent increase in the VWAP to C$9.08 per share. The following day saw another 4.7 million shares traded and the VWAP declined marginally to C$8.97 per share.

- On 10 June 2009, Viterra announced strong second quarter results. Approximately 5.5 million were traded on this day Viterra's VWAP increased by approximately 4.0 percent to C$9.84.

- Following ABB Grain's announcement of an earnings downgrade on 7 July 2009, Viterra's VWAP declined 4.9 percent to C$9.26 per share. The S&P/TSX Composite Index also declined by approximately 3.7 percent between 6 July 2009 and 8 July 2009.

- Subsequent to the Formal Announcement Date until 23 July 2009, Viterra's share price traded between C$8.65 and C$10.44 per share.

8.12.1 VWAP and liquidity analysis

We set out in the table below an analysis of the periodic VWAPs and liquidity of Viterra's shares for:

- Period 1: the 12-month period prior to and including 28 April 2009[29] (period before the Initial Announcement Date). For example, '1 day' within Period 1 means one day prior to and including 28 April 2009.

- Period 2: the period prior to and including 18 May 2009 (period after the Initial Announcement Date but before the Formal Announcement Date).

- Period 3: the period from 19 May 2009 to the Latest Analysis Date (period after the Formal Announcement Date).

[29] The Initial Announcement was made on the evening of 28 April 2009. Hence trading activities on the 28 April 2009 have been included in Period 1.

8. Independent Expert's Report continued

KPMG

Table 34: Viterra VWAP and liquidity analysis

Period[1]	VWAP of period (C$)	Lowest traded price during period (C$)	Highest traded price during period (C$)	Cumulative volume of shares traded during period	Volume of shares traded as a percentage of the average number of issued shares
Period 1					
1 day	$9.54	$9.43	$9.70	1,512,522	0.6%
1 week	$9.69	$9.43	$9.93	4,716,258	2.0%
1 month	$9.58	$8.69	$10.50	16,208,733	6.8%
3 months	$9.68	$8.62	$11.16	73,609,701	31.1%
6 months	$8.79	$6.50	$11.16	166,011,613	70.0%
12 months	$10.34	$5.47	$15.18	367,876,566	156.1%
Period 2					
1 day	$8.57	$8.36	$9.25	6,640,995	2.8%
1 week	$8.73	$8.36	$9.30	19,137,012	8.1%
Total period	$8.81	$8.36	$9.30	38,446,477	15.3%
Period 3					
1 day	$9.08	$8.99	$9.20	5,440,599	1.9%
1 week	$8.95	$8.65	$9.20	14,691,383	5.6%
Total period	$9.45	$8.65	$10.44	107,237,679	43.3%

Note:
Calculations include on and off market trades
1 Talks about the possibility of ABB Grain and Viterra merging were first announced on 28 April 2009 (Initial Announcement Date). On 19 May 2009 (Announcement Date), ABB Grain and Viterra confirmed that they have agreed to combine operations.
Source: Bloomberg, KPMG analysis

In relation to the table above, we note that:

- Viterra's shares are more liquid than ABB Grain's ordinary shares with approximately 156.1 percent of total shares traded in the 12 months prior to the Initial Announcement Date.
- Following the Initial Announcement Date, the market increased its trading activity with approximately 7.5 percent of total shares traded during the following week. This was greater than the percentage of shares traded in the one month prior to the Initial Announcement Date.
- Following the Initial Announcement Date, Viterra's shares declined to a daily VWAP of approximately C$8.57 per share. Following this low, Viterra's share price increased and traded between C$8.36 and C$9.30 before the Formal Announcement Date.
- Following the Formal Announcement Date, Viterra's VWAP increased by approximately 3 percent to C$9.08.

8.12.2 Relative share price performance

The figure below details the trading performance of Viterra's shares from 24 July 2008 until the Latest Analysis Date relative to the S&P/TSX Composite Index. Given that Viterra trades in a global commodity market, we have also graphed the trading performance of Viterra's shares against the MSCI World Index. As at 23 July 2009, Viterra represented approximately 0.19 percent of the S&P/TSX Composite Index.

Figure 26: Viterra's relative share price performance


Around Initial Announcement Date
Around Formal Announcement Date
Share price/index value relative to 18 June 2008
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
MSCI World
S&P/TSX Composite Index
Viterra

Source: Bloomberg

For the second half of 2008, Viterra's share performance tracked below the performance of the S&P/TSX Composite and MSCI World indices, however, between January 2009 and April 2009, it outperformed both indices. As can be seen above, we note that the market appeared to have reacted negatively to the Initial Announcement, but it is likely to have been due to the market perception that Viterra would have to issue shares to fund the transaction and Viterra is now closer to trading in line with the S&P/TSX Composite Index.

8. Independent Expert's Report continued

9 Profile of the Combined Group

An overview of the Combined Group's operations, pro forma financial performance and pro forma financial position is set out in Section 4 of the Scheme Booklet. We do not intend to reproduce that information in this report but note the following points.

9.1 The Combined Group's operations

If the Proposed Scheme is approved, the Combined Group will bring together two leading agri-businesses in Australia and Canada. With similar histories of grower ownership and involvement, ABB Grain and Viterra operate complementary core businesses, as shown in the table below.

Table 35: Combined Group operations

Value chain	ABB Grain	Viterra
Value-added processing	Strategic value-added investments reflect core commodity of barley	Strategic value-added investments reflect core commodities of wheat, barley and oats
Grain marketing	75 percent to 90 percent of grain handle is exported, of which virtually all volume flows into Asia	65 percent of grain handle is exported, of which 44 percent flows into Asia
Grain origination	Grain delivered into silo system, where it is cleaned, dried, and prepared for shipment to port or domestic end us customers	Grain delivered into elevator system, where it is cleaned, dried, and prepared for shipment to port or domestic end use customers
Crop production	Core commodities produced in South Australia: wheat, barley, canola	Core commodities produced in Western Canada: wheat, barley, canola, oats, pulses
Crop inputs	Retail sites providing key inputs such as fertiliser, chemicals and seed Also provide wool, livestock and financial services	Retail sites providing key inputs such as fertiliser, chemicals, seed & financial services Share of CFL nitrogen manufacturing facility

Source: ABB Grain, Viterra

The Combined Group is expected to:

- Benefit from ABB Grain and Viterra being leading players in the Australian and Canadian markets. The combination will give the Combined Group local presence in Australia and Canada, while providing global influence in core commodity markets. The Combined Group will be able to capitalise on global arbitrage opportunities given ABB Grain's and Viterra's similar commodity mix and counter seasonal points of origin, better satisfying end use customers, both existing and new, with security of supply, quality and timing.

- Provide business and geographic diversification by reducing the concentration and proportionate earnings in any one geography and business segment. It also provides a more consistent distribution of earnings throughout the year.

- Have virtually no overlap in operations. Therefore Viterra does not expect to make any material changes to the ABB Grain business and intends to operate the assets of ABB Grain in largely the same manner as they are currently operated.

Potential synergies

Based on preliminary information it is estimated that, if the Proposed Scheme proceeds, expected synergies of $30 million per annum will be realised through a combination of reciprocal best practice efficiencies, as well as leveraging international scale. The synergies are expected to be fully realised within three years.

9.2 Financial overview of the Combined Group

Basis of preparation

The pro forma financial information is prepared on the following basis:

- ABB Grain's financial year-end is 30 September and Viterra's financial year-end is 31 October.
- ABB Grain's financial information is restated to be in accordance with Canadian generally accepted accounting principles.
- ABB Grain's statement of financial performance is translated to C$ based on the average closing A$:C$ exchange rate for the year ended 30 September 2008 of 0.9147 and six months ended 31 March 2009 of 0.8196. ABB Grain's statement of financial position is translated to Canadian Dollars based on the closing A$:C$ exchange rate as at 31 March 2009 of 0.8712.
- No synergistic benefits have been factored into the pro forma financial information.
- ABB Grain shareholders elect to receive the Standard Alternative. The Standard Alternative was chosen as there is no definitive indication at this time to conclude that the majority of the ABB Grain shareholders will select the Maximum Cash Alternative versus the Maximum Scrip Alternative.

9.2.1 Combined Group's pro forma financial position

The pro forma statement of financial performance for the Combined Group, comprising ABB Grain's statement of financial performance for the year ended 30 September 2008 and Viterra's statement of financial performance for the year ended 31 October 2008, is set out in the table below.

8. Independent Expert's Report continued

KPMG

Table 36: Pro forma statement of financial performance

For the C$million	ABB Grain 12 months to 30 Sep 08	Viterra 12 months to 31 Oct 08	Adj	Combined Group
Operating revenue	**2,057.7**	**6,777.6**		**8,835.3**
Cost of sales	(1,779.1)	(5,750.7)		(7,529.8)
Gross profit	**278.6**	**1,026.8**		**1,305.4**
Operating, general and administrative expenses	(149.4)	(494.2)		(643.6)
EBITDA	**129.2**	**532.6**		**661.9**
Amortisation expense	(28.9)	(106.8)	(4.8)	(140.5)
EBIT	**100.3**	**425.8**	**(4.8)**	**521.3**
Integration expense	-	(14.6)		(14.6)
Net interest revenue (expense)	(35.5)	(37.8)		(73.3)
Other	-	4.6		4.6
Profit before tax	**64.9**	**378.0**	**(4.8)**	**438.0**
Income tax benefit / (expense)	(20.2)	(89.7)		(109.9)
Profit after tax	**44.6**	**288.3**	**(4.8)**	**328.1**
Weighted average shares on issue (million)	*172.8*	*219.8*		*354.3*
Basic and diluted EPS	*0.29*	*1.31*		*0.93*
Dividends per share	*0.11*	-		-
EBITDA margin	*6.3%*	*7.9%*		*7.5%*

Source: ABB Grain, Scheme Booklet
** Numbers may not add due to rounding*

In relation to the above pro forma statement of financial performance for the Combined Group we note:

- Based on the above, ABB Grain's representation of the Combined Group's pro forma performance is approximately:
  - 23 percent of revenue
  - 20 percent of EBITDA
  - 14 percent of combined NPAT.
- Based on the pro forma historical FY2008 EPS of the Combined Group of C$0.93 and the exchange ratio under the Standard Alternative consideration of 0.4531 Viterra Scrip per ABB Grain share, the implicit EPS after the Proposed Scheme is C$0.42 (calculated as C$0.93 multiplied by 0.4531) per ABB Grain share, which is higher than the historical FY2008 ABB Grain EPS of C$0.29 ($0.31) per ABB Grain share. Hence, the Combined Group is expected to have an improved EPS compared to ABB Grain.
- The EPS of the Combined Group has been calculated using a weighted average number of Viterra shares of 354.3 million. This is comprised of 219.8 million weighted average Viterra shares plus 78.3 million shares to be issued to ABB Grain shareholders plus 56.2 million shares to be issued pursuant to the private placement.
- In the period immediately following implementation of the Scheme, the Combined Group will be focused on identifying and executing opportunities for growth that are expected to enhance value for

shareholders. Nonetheless, the Combined Group Board intends to assess the merits of a dividend policy following the implementation of the Scheme, taking into consideration these growth opportunities, as well as current market trends, industry fundamentals and expected financial performance and capitalisation. Accordingly, at an appropriate point in time the Combined Group may introduce the payment of a dividend provided it is considered to be in the best interests of all shareholders and consistent with the Combined Group's strategic and financial objectives.

The pro forma statement of financial performance for the Combined Group, comprising ABB Grain's statement of financial performance for the six months ended 31 March 2009 and Viterra's statement of financial performance for the six months ended 30 April 2009, is set out in the table below.

Table 37: Pro forma statement of financial performance

For the $million	ABB Grain 6 months to 31 Mar 09	Viterra 6 months to 30 Apr 09	Adj	Combined Group
Operating revenue	**1,110.8**	**2,989.8**		**4,100.6**
Cost of sales	(972.1)	(2,654.2)		(3,626.3)
Gross profit	**138.7**	**335.6**		**474.3**
Operating, general and administrative expenses	(79.5)	(256.6)		(336.1)
EBITDA	**59.2**	**79.0**		**138.2**
Amortisation expense	(14.5)	(50.8)	(2.4)	(67.7)
EBIT	**44.7**	**28.2**	**(2.4)**	**70.5**
Integration expense	-	(3.7)		(3.7)
Net interest revenue (expense)	(12.0)	(21.5)		(33.5)
Other	-	(8.2)		(8.2)
Profit before tax	**32.6**	**(5.1)**	**(2.4)**	**25.1**
Income tax benefit / (expense)	(8.3)	(1.4)		(9.7)
Profit after tax	**24.3**	**(6.6)**	**(2.4)**	**15.4**
Weighted average shares on issue (million)	*172.8*	*237.0*		*371.5*
Basic and diluted EPS	*0.14*	*(0.03)*		*0.04*
Dividends per share	*0.08*	-		-
EBITDA margin	*5.3%*	*2.6%*		*3.4%*

Source: ABB Grain
** Numbers may not add due to rounding*

In relation to the above pro forma statement of financial performance for the Combined Group we note:

- Due to the seasonality of the businesses, the initial six months of the year is not a pro-rata indicator of the expected full year's performance.

9.2.2 Combined Group's pro forma financial position

The pro forma statement of financial position for the Combined Group, comprising ABB Grain's statement of financial position as at 31 March 2009 and Viterra's statement of financial position as at 30 April 2009, is set out in the table below.

8. Independent Expert's Report continued

Table 38: Pro forma statement of financial position

C$million As at	ABB Grain 31 Mar 09	Viterra 30 Apr 09	Adj	Combined Group
Current assets				
Cash and cash equivalents	49.8	665.4	(291.3)	423.9
Trade and other receivables	255.3	704.4	-	959.7
Inventories	427.4	1,173.4	-	1,600.8
Other	39.6	135.4	-	174.7
Total current assets	**772.1**	**2,678.5**	**(291.3)**	**3,159.2**
Non-current assets				
Property, plant and equipment	580.0	1,133.5	166.6	1,880.0
Intangible assets	32.8	26.5	-	59.3
Goodwill	316.2	302.2	332.2	950.6
Other	10.8	73.2	1.3	85.3
Total non-current assets	**939.7**	**1,535.3**	**500.1**	**2,975.2**
Total assets	**1,711.8**	**4,213.8**	**208.8**	**6,134.4**
Current liabilities				
Trade and other payables	130.4	994.2	78.2	1,202.8
Borrowings	313.1	109.7	-	422.8
Bank indebtedness	-	0.1	-	0.1
Other	7.3	-	-	7.3
Total current liabilities	**450.8**	**1,104.0**	**78.2**	**1,633.0**
Non-current liabilities				
Borrowings	263.3	682.7	-	946.0
Future income tax liabilities	18.4	160.9	(19.1)	160.2
Other	1.1	75.7	-	76.9
Total non-current liabilities	**282.8**	**919.4**	**(19.1)**	**1,183.1**
Total liabilities	**733.6**	**2,023.4**	**59.1**	**2,816.1**
Net assets	**978.2**	**2,190.4**	**149.7**	**3,318.3**
Equity				
Issued capital	888.5	1,883.3	253.6	3,025.5
Reserves	(12.6)	-	12.6	-
Retained earnings	102.3	307.1	(116.5)	292.9
Total equity	**978.2**	**2,190.4**	**149.8**	**3,318.3**

Source: ABB Grain
** Numbers may not add due to rounding*

In relation to the above pro forma statement of financial position for the Combined Group we note the following:

- The book value of goodwill in the Combined Group is forecast to increase significantly, relating to the recognition of goodwill as a result of the Proposed Scheme.
- ABB Grain's gearing of 35 percent as at 31 March 2009 is higher than that of the Combined Group of approximately 22 percent.

9.3 Relative share price performance

We summarise in the figure below the share price (represented by the VWAP) performance of ABB Grain and Viterra shares compared to the MSCI World Index since 24 July 2008.

Figure 27: Relative share price performance


Around Initial
Announcement Date
Share price/index value relative to 12 June 2008
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
MSCI World
Viterra
ABB Grain

Source: Bloomberg

The above figure indicates that:

- The share price of ABB Grain's shares, on a relative basis, generally outperformed Viterra's share price (on a relative basis) up and until February 2009, at which time Viterra's shares outperformed ABB's shares until the Initial Announcement Date.
- The Initial Announcement had a significant impact on the performance of ABB Grain's shares relative to Viterra's shares. Since the Initial Announcement to the Latest Analysis Date ABB Grain's and Viterra's relative share price performance has been on an upward trend.
- Both ABB Grain and Viterra's share prices have generally outperformed the MSCI World Index over the analysed period.

8. Independent Expert's Report continued

10 Assessment of underlying value of ABB Grain

10.1 General

An important aspect when considering whether the Proposed Scheme is in the best interests of ABB Grain shareholders is to compare the underlying value per ABB Grain share to the value of the consideration being offered to the ABB Grain shareholders under the Proposed Scheme.

This section sets out our assessment of the underlying value of ABB Grain shares inclusive of a premium for control, prior to the payment of the special dividend of $0.41 per ABB Grain share pursuant to the terms of the Proposed Scheme. When assessing the value of 100 percent of ABB Grain, we have considered those synergies and benefits which would generally be available to a broad pool of hypothetical purchasers. We have not included the value of synergies and benefits that may be unique to Viterra. Accordingly, our valuation of a share in ABB Grain has been determined regardless of the acquirer.

Our assessed value range for ABB Grain, which includes a premium for control, exceeds the price at which, based on current market conditions, we would expect ABB Grain share to trade on the ASX in absence of the Proposed Scheme or of any alternative offer.

10.2 Summary of assessed value of ABB Grain

We have separately valued ABB Grain's main business units using a capitalisation of earnings approach, with the exception of Supply Chain and Grain Marketing which we have valued on a combined basis. We have combined these two business units for valuation purposes due, inter alia to the following:

- There are no directly comparable companies to either Supply Chain or Grain Marketing, rather the comparable companies and transactions relate to companies that are typically involved in both of these activities.
- Grain Marketing provides some level of earnings smoothing to the volatility associated with storage and handling assets (as discussed below in Section 10.4.4) accordingly multiples implied from a combined valuation are less extreme and more meaningful than on a stand alone basis.

Our overall valuation approach in relation to the underlying valuation of ABB Grain has been to aggregate the estimated enterprise values for each of the business units (which includes a combined Supply Chain and Grain Marketing business unit) determined using a capitalisation of earnings methodology, to which capitalised unallocated corporate overheads (Corporate) and the value of net debt are deducted in order to determine the equity value of ABB Grain shares.

We have assessed the underlying value of the 100 percent of the equity in ABB Grain to lie in the range of $1,535 million to $1,755 million, which equates to an underlying value per ABB Grain share of between $8.88 to $10.16, with a mid-point of $9.52. As mentioned above, our assessed value represents the underlying value of a 100 percent of ABB Grain including a premium for control, prior to the payment of the special dividend of $0.41 per ABB Grain share pursuant to the terms of the Proposed Scheme. Our assessment is detailed in the remainder of this section and summarised in the table below.

Table 39: Summary of assessed value of ABB Grain

$million	Reference	Methodology	Assessed value Low value	High value
Supply Chain and Grain Marketing	10.4.4	Capitalisation of earnings	1,600	1,850
Malt Manufacturing	10.4.5	Capitalisation of earnings	425	475
Rural Services	10.4.6	Capitalisation of earnings	50	80
Less: Corporate	10.4.7	Capitalisation of earnings	(140)	(150)
Total ABB Grain enterprise value[1]			**1,935**	**2,255**
Less: Net debt	10.5		(400)	(500)
Total ABB Grain equity value[1]			**1,535**	**1,755**
Number of shares on issue (million)			173	173
Value per ABB Grain share[1] ($)			**8.88**	**10.16**

Notes:
1 Before the payment of the Special Dividend to ABB Grain shareholders of $0.41 per share
** Numbers may not add due to rounding.*
Source: ABB Grain and KPMG analysis

In relation to the above we note that the value of ABB Grain is highly dependent and sensitive to the value of Supply Chain and Grain Marketing, which makes up approximately 82 to 83 percent of our assessed total enterprise value range of ABB Grain. The earnings of Supply Chain, in particular, are highly dependent on grain production and receivals handled which is principally driven by the climate in South Australia as discussed further in Section 10.4.4.

Our assessment of each business unit of ABB Grain is discussed below in Section 10.3.

To assess the reasonableness of our valuation of ABB Grain, we have considered the following for each business unit valuation:

- The earnings multiples implied by our assessed value of each business unit compared to trading multiples of comparable companies and comparable transaction multiples.

- The FY2008 revenue multiples implied by the enterprise value of each business unit to comparable listed companies and transactions in the sector.

- A discounted cash flow analysis, which utilises cash flows modelled for five years from 30 September 2009 to 30 September 2013, having regard to the assumptions made by ABB Grain in its budget for the year ending 30 September 2009, as well as several long term projections by management (high level DCF analysis).

In addition, we have undertaken the following cross-checks of the assessed value of ABB Grain on a consolidated basis:

- compared the historical FY2008 revenue multiples implied by our valuation to trading multiples of comparable companies and comparable transaction multiples

- compared the historical FY2008 and forecast FY2009 and FY2010 EBITDA multiples implied by our valuation to trading multiples of comparable companies and comparable transaction multiples.

We have also performed a cross check of our assessed value per share of $8.88 to $10.16 to:

8. Independent Expert's Report continued

- trading prices of ABB Grain shares on the ASX
- the indicative value per share derived from our high level DCF analysis on a consolidated basis
- the price per share of ABB Grain's June 2008 capital raising.

10.3 Summary of ABB Grain earnings by business unit

We have adopted EBITDA as the earnings base for our primary valuation methodology after considering a number of factors specific to the operations of businesses within the agricultural industry, including:

- Participants have different investments in infrastructure, depending on their level of participation in various segments of the agricultural value chain. Those companies with significant storage and handling and manufacturing capability will have higher capital expenditure requirements and related depreciation charges, depending on the age and quality of assets, than those primarily involved in grain trading. Therefore, depreciation should be excluded to maintain comparability.
- Industry participants generally have varying levels of gearing depending principally on working capital requirements and seasonality of cash flows. Therefore the interest expense incurred as a result of the decision of each participant regarding levels of gearing should be excluded to maintain comparability.
- Some participants have significant intangible asset balances and as the amortisation charges applied vary across the industry, they should be excluded to maintain comparability.

It is common to have regard to a maintainable level of earnings in applying the capitalisation of earnings methodology, which is the level of earnings considered to be the level below which, in the absence of unforeseen and exceptional circumstances, the income stream is unlikely to fall. The level of maintainable earnings is influenced by a number of factors, including the trend and consistency of historical performance, the stage of development of the business and the extent to which one-off or non-recurring transactions are reflected in the financial statements.

We have not attempted to select a level of maintainable earnings for ABB Grain or its business units, rather we have had consideration to the multiples implied by our assessed enterprise value in relation to the historical results for each of ABB Grain's business units for FY2008, estimated forecast results for the year ending 30 September 2009, based on forecast earnings disclosed by various equity brokers and ABB Grain's internal FY2009 forecast (which is comprised of actual performance for the six months to 31 March 2009 and budget for the remaining period). The actual FY2008 and estimated FY2009 revenue and earnings is summarised below, along with any adjustments for non-recurring items.

Table 40: Summary of historical and estimated forecast performance

Earnings	Supply Chain and Grain Marketing	Malt Manufacturing	Rural Services	Corporate	Total
Historical FY2008 EBITDA	**102.3**	**42.0**	**12.8**	**(15.8)**	**141.3**
Estimated forecast FY2009 EBITDA[1]	120.0	40.0	(4.0)	(18.0)	138.0
Add: one off material costs[2]	-	-	14.0	-	14.0
Adjusted estimated FY2009 forecast EBITDA	**120.0**	**40.0**	**10.0**	**(18.0)**	**152.0**

Notes:
1 *Estimated forecast FY2009 Corporate EBITDA excludes various one off costs and gains relating to due diligence costs in relation to both AWB and Viterra and termination payments on the basis that the underlying data considered also excludes these costs (estimated at $8 million after tax)*
2 *Rural Services incurred a $14 million write-down/losses in fertiliser stocks following a significant decline in global fertiliser prices*
Source: ABB Grain, various broker reports, KPMG analysis

In relation to the above, it is noted that:

- FY2008 performance is based on actual historical performance of ABB Grain.
- Estimated forecast earnings for FY2009 are based on our best estimates having regard to:
  - consensus broker FY2009 EBITDA and EBIT for ABB Grain
  - consensus broker FY2009 EBITDA by business unit (where disclosed)
  - consensus broker FY2009 EBIT by business unit (where disclosed)
  - historical depreciation and amortisation by business unit
  - the ABB Grain forecast for FY2009 which has not been disclosed within this report due to commercial sensitivities
  - discussions held with management.

We note the broker forecasts considered were prepared as at or around 20 May 2009 (following the announcement of the Proposed Scheme). This was post the earnings downgrade announced on the 20 May 2009, but prior to the earnings downgrade announced on 7 July 2009 (as these were not available at the date of this report). We note the total estimated forecast for FY2009 prior to the one off adjustments shown above falls within the EBITDA range guidance issued by ABB Grain to the market on 7 July 2009. Further, the total estimated forecast for FY2009 and FY2010 falls within the range estimated by brokers post the earnings downgrade announced on 7 July 2009.

10.4 Underlying value of ABB Grain's business units

10.4.1 Summary of underlying value and implied multiples of ABB Grain's business units

We summarise in the table below our assessed enterprise value ranges for each business unit and the multiples implied by these values.

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Table 41: Earnings multiples implied in assessed enterprise values of ABB Grain's business units

Division	EBITDA $million	Assessed value Low	Assessed value High	EBITDA multiples Low	EBITDA multiples High
Supply Chain and Grain Marketing					
Historical FY2008 EBITDA	102.3	1,600	1,850	15.6x	18.1x
Estimated forecast FY2009 EBITDA	120.0	1,600	1,850	13.3x	15.4x
Malt Manufacturing					
Historical FY2008 EBITDA	42.0	425	475	10.1x	11.3x
Estimated forecast FY2009 EBITDA	40.0	425	475	10.6x	11.9x
Rural Services					
Historical FY2008 EBITDA	12.8	50	80	3.9x	6.3x
Estimated forecast FY2009 EBITDA	10.0	50	80	5.0x	8.0x
Corporate					
Historical FY2008 EBITDA	(15.8)	(140)	(150)	8.9x	9.5x
Estimated forecast FY2009 EBITDA	(18.0)	(140)	(150)	7.8x	8.3x

Source: KPMG analysis, ABB Grain, various broker reports

In our view, the multiples implied by the respective valuation ranges are reasonable having regard to factors including:

- earnings multiples implied in the trading of comparable companies and earning multiples implied in comparable transactions
- the growth profile of the business unit
- the relative position of the business unit in the market in which it operates
- the nature of the environment in which the business unit operates
- the volatility of earnings based on the impact of climate and other agricultural risk
- the outlook of the agricultural industry and storage and handling, grain marketing, malt manufacturing and rural services sectors
- differences in the exposure to and impact of drought conditions between various companies.

In particular, in our view our assessed range of values for each business is reasonable based on our review of the market evidence discussed below.

10.4.2 Comparable company trading multiples

For the purposes of assessing the reasonableness of the multiples implied by our assessed enterprise value for each business unit we have considered the groups of listed comparable companies, which are set out in Appendix 4 and summarised below. Whilst the comparable companies have operations similar in nature to that of ABB Grain, we note none of the comparable companies' operations match exactly those of ABB Grain, and therefore are not directly comparable.

Australian diversified grain

Australian companies involved in various aspects of the agricultural supply chain, principally storage and handling and grain marketing (Australian diversified grain) as summarised below.

Table 42: Summary of Australian diversified grain comparable companies' trading multiples

Comparable Companies	2008 Historical EBITDA Multiple	2009 Forecast EBITDA Multiple	2010 Forecast EBITDA Multiple	2008 Historical Revenue Multiple
GrainCorp Ltd	28.1x	8.6x	6.1x	0.6x
AWB Ltd	29.3x	22.6x	21.7x	0.6x

Source: Bloomberg

Australian rural services

Australian companies that are involved in the provision of agri-products, financial services to rural customers and farm inputs and other rural supplies (Australian rural services) as summarised below.

Table 43: Summary of Australian rural services comparable companies' trading multiples

Comparable Companies	2008 Historical EBITDA Multiple	2009 Forecast EBITDA Multiple	2010 Forecast EBITDA Multiple	2008 Historical Revenue Multiple
Nufarm Ltd	10.2x	7.6x	7.3x	1.4x
Elders Ltd	8.5x	6.3x	5.6x	0.3x
Ridley Corporation Limited	8.5x	8.6x	8.5x	0.6x
Ruralco Holdings Ltd	9.0x	7.0x	6.4x	0.3x

Source: Bloomberg

International diversified grain

International companies involved in various aspects of the agricultural supply chain, principally storage and handling and grain marketing (International diversified grain) as summarised below.

Table 44: Summary of International diversified grain comparable companies' trading multiples

Comparable Companies	2008 Historical EBITDA Multiple	2009 Forecast EBITDA Multiple	2010 Forecast EBITDA Multiple	2008 Historical Revenue Multiple
Olam International Ltd	15.0x	11.3x	9.9x	0.7x
Noble Group Ltd	4.9x	5.8x	5.0x	0.1x
General Mills Inc.	1.7x	8.4x	8.2x	7.8x
Archer-Daniels-Midland Company	0.4x	8.1x	6.1x	8.4x
ConAgra Foods Inc.	1.0x	9.4x	7.8x	7.4x
Bunge Ltd	3.7x	7.4x	6.2x	0.2x
Hormel Foods Corp.	6.8x	6.7x	6.3x	0.6x
Corn Products International Inc.	4.1x	5.1x	4.8x	0.6x
Andersons Inc/The	6.0x	5.7x	4.9x	0.2x
Alliance Grain Traders Income Fund	n/a	3.1x	1.9x	0.3x

Source: Bloomberg

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

International rural services

International companies that are involved in the provision of agri-products, financial services to rural customers and farm inputs and other rural supplies (International rural services) as summarised below.

Table 45: Summary of International rural services comparable companies' trading multiples

Comparable Companies	2008 Historical EBITDA Multiple	2009 Forecast EBITDA Multiple	2010 Forecast EBITDA Multiple	2008 Historical Revenue Multiple
Agrium Inc.	3.5x	4.9x	4.5x	0.8x
Carr's Milling Industries PLC	3.4x	5.3x	4.3x	0.2x
PGG Wrightson Ltd	18.1x	8.4x	8.2x	0.7x

Source: Bloomberg

Details of comparable companies are contained in Appendix 4.

In relation to these comparable companies' trading multiples we note the following:

- The multiples reflect market capitalisation as at 27 April 2009 (being the day prior to the Initial Announcement Date) and publicly available information regarding forecast earnings for each company (where available).
- The Australian historical and forecast multiples relate to the financial years ended and ending 2008, 2009 and 2010 respectively, consistent with the earnings utilised in our valuation of each of ABB Grain's business units and cross check of ABB Grain on a consolidated basis, however we have had regard to the fact that some companies have a June year end.
- The international historical and forecast multiples also relate to the financial years ended and ending 2008, 2009 and 2010 respectively, consistent with the earnings utilised in our valuation of each of ABB Grain's business units and cross check of ABB Grain on a consolidated basis, however we have had regard to the fact that the year ends of companies vary between May to December (those with a year end in May were yet to report as at the date of our analysis).
- The multiples reflect trading of portfolio interests in the companies, and therefore exclude any premium for control, whereas the multiples implied in our assessment include a premium for control.

10.4.3 Comparable company transaction multiples

Details of these comparable company transactions are set out in Appendix 4 and summarised below.

Table 46: Summary of comparable transaction multiples

Date	Target	Acquirer	Historical Revenue Multiple	Historical EBITDA multiple
Australian transactions				
Jul-08	Mulgrave Central Mill Co Ltd	The Maryborough Sugar Factory Ltd	0.7x	8.2x
Mar-07	Queensland Cotton Holdings Ltd	Olam International Ltd	0.6x	9.8x
Dec-05	Roberts Ltd	Ruralco Holdings Ltd	0.9x	11.2x
May-04	AusBulk	ABB	1.4x	13.5x
Aug-03	Wesfarmers – Landmark farm supplies	AWB	0.6x	11.4x
Feb-03	Grainco	GrainCorp	0.2x	9.0x
Nov-02	Joe White Maltings	AusBulk	1.0x	9.6x
International transactions				
Feb-07	Tate & Lyle Canada Ltd	American Sugar Refining Inc	0.8x	7.3x
Nov-06	Agricore United	Saskatchewan Wheat Pool Inc	0.6x	13.0x
Jul-05	Wrightson Limited [1]	PGG Wrightson Limited	0.6x	11.0x

Notes:
1. Included interest income and expense in earnings as they are part of the normal operations of the target's business
Source: MergerMarkets, various broker reports, SDC Thomson, company financial statements

In considering the above comparable transactions, we note:

- Whilst the targets in the comparable transactions have operations similar in nature to that of ABB Grain, we note none of the targets in the comparable companies' operations match exactly those of ABB Grain, and therefore are not directly comparable.
- Transaction multiples are based on most recent full year results.
- The transactions typically resulted in the transfer of control to the acquiring entity. As such, the implied multiples include a premium for control. This premium often reflects the synergistic benefits of the transaction to the acquirer, as well as the payment of a simple control premium. There is insufficient publicly available information to determine the extent to which implied multiples relate to operating synergies as opposed to a simple control premium.
- The control premium paid is not explicitly determined, rather it is an outcome of the transaction being completed at a price that is acceptable to the acquirer. Therefore, depending on the nature of the transaction, the circumstances of the acquirer and the business being acquired, the control premium paid in each case is likely to vary over a wide range.

We note that we have also had access to and considered the transaction multiples set out in Section 3 of Part A of the Scheme Booklet, calculated using the last twelve months of earnings in comparison to the multiples set out above calculated using the last financial year of earnings.

Comparing implied multiples of comparable transactions of agricultural companies in general is difficult given the factors discussed throughout the body of this report in regard to earnings volatility arising from level of exposure to agricultural risk. Earnings and accordingly implied multiples, can vary significantly depending on the climate in the year of or prior to the transaction and accordingly each transaction must

8. Independent Expert's Report continued

be considered having regard to whether operations and earnings of the target were impacted by drought conditions or not.

10.4.4 Supply Chain and Grain Marketing

Supply Chain and Grain Marketing earnings, in particular those of Supply Chain are volatile and sensitive to South Australian grain production and in turn grain handled, evidenced in the table set out below.

Table 47: Historical summary of Supply Chain receivals and EBITDA

Supply Chain receivals	2002	2003	2004	2005	2006	2007	2008
Supply Chain EBITDA ($ million)[1]	89.0	28.3	n/a	39.5	73.2	30.2	36.1
Receivals (million tonnes)	8.6	3.0	6.5	4.2	6.6	1.8	3.5
Receivals 5 year rolling average (million tonnes)	6.1	5.7	5.9	5.9	5.8	4.4	4.5
Receivals 7 year rolling average (million tonnes)	5.8	5.5	5.7	5.6	5.7	5.4	4.9

Notes:
1 Based on Supply Chain earnings from 2005 onwards and AusBulk's storage and handling division prior to this
n/a Not available
Source: ABB Grain Annual Reports, ABB Grain website, AusBulk Annual Reports, various broker reports

The annual volatility of receivals is significant. The consensus broker view as to the future level of receivals for Supply Chain appears to be approximately 5.5 million tonnes. Having regard to the inherent uncertainty over the future levels and variability of receivals and earnings we have, to the best of our ability, reflected the risk and volatility of the business' earnings in our consideration of the reasonableness of the multiples implied by our valuation.

Further we have combined Supply Chain with the Grain Marketing business units for valuation purposes, as we believe this is more representative of comparable companies and the actual composition of businesses involved in these respective activities. The combination reduces some of the volatility and extremes in multiples that would otherwise occur in a stand-alone storage and handling business.

We set out below a summary of our assessed value for the combined Supply Chain and Grain Marketing business unit.

Table 48: Summary of Supply Chain and Grain Marketing assessed value and implied multiples

	FY2008		FY2009	
	Low	High	Low	High
Enterprise value ($ million)	1,600	1,850	1,600	1,850
Supply Chain and Grain Marketing EBITDA	102.3	102.3	120.0	120.0
Implied EBITDA multiples	**15.6x**	**18.1x**	**13.3x**	**15.4x**
Supply Chain and Grain Marketing revenue[1]	1,836	1,836	n/a	n/a
Implied revenue multiple	**0.9x**	**1.0x**	**n/a**	**n/a**

Notes:
1 We have not estimated a forecast revenue figure for FY2009 due to disparity in broker estimated revenue by business unit
n/a Not available
Source: ABB Grain, various broker reports, KPMG analysis

The implied range of historical FY2008 EBITDA multiples of 15.6 times to 18.1 times and forecast FY2009 EBITDA multiples of 13.3 times to 15.4 times, which include a premium for control, do not appear unreasonable having regard, inter alia to the following:

- The historical FY2008 multiple of the most comparable company to the combined Supply Chain and Grain Marketing business units, being GrainCorp, is 28.1 times EBITDA and excludes a premium for control.

- GrainCorp has similar operations to the combined business units and its FY2008 earnings were also adversely impacted by poor climate conditions. However, its FY2009 outlook is stronger than Supply Chain and Grain Marketing due to the improved seasonal conditions in Queensland and Northern NSW (GrainCorp's primary areas of operation) and reflected in a 46.2 percent[30] share price improvement. Thus, GrainCorp's enterprise value and FY2008 EBITDA multiple are high.

- The forecast FY2009 EBITDA multiple of GrainCorp is 8.6 times and excludes a premium for control. While the forecast multiples implied by our valuation of Supply Chain and Grain Marketing are higher than that of GrainCorp, we consider them to be reasonable, as they include a premium for control and ABB Grain's operations have greater potential for growth when considering that its FY2009 earnings are depressed by adverse weather and the operations are larger than GrainCorp.

- The historical FY2008 multiple of AWB is 29.3 times EBITDA and excludes a premium for control. Whilst AWB has more diversified operations than Supply Chain and Grain Marketing its earnings have also been impacted by adverse climate conditions. We note however that the forecast FY2009 and FY2010 multiples for AWB are also relatively high, principally reflecting its very high debt levels of $3.4 billion, which includes a loan book of approximately $2 billion as at 31 March 2009 (compared to market capitalisation of $473 million on 27 April 2009), which results in a high enterprise value, in relation to its forecast earnings and therefore higher forecast multiples than companies with lower gearing levels, such as ABB Grain. Accordingly we have not had regard to the trading multiples of AWB as they do not provide any meaningful comparison.

- Our implied FY2008 historical range reflects a premium of 15.6 to 34.1 percent to the 13.5 times historical EBITDA multiple implied by the acquisition of 100 percent of AusBulk by ABB Grain in 2004. We consider the premium implied by our assessed enterprise value reasonable having regard to:

  - ABB Grain has increased the commerciality of the Supply Chain business since this transaction, reducing the fixed costs of the business, increasing the storage and handling fees and therefore lowering its breakeven point.

  - Grain Marketing and Supply Chain is larger in scale than AusBulk's operations at the time of its acquisition. As larger scale operations generally attract higher multiples, we consider the implied premium to be reasonable.

- Our implied FY2008 historical range reflects a significant premium to the 9 times historical EBITDA multiple implied by the acquisition of 100 percent of Grainco by GrainCorp in 2003. We do not consider this premium to be unreasonable as Grainco was considerably smaller than Supply Chain and Grain Marketing with storage capacity of approximately 4.3 million tonnes and average receivals of 2.2 million tonnes over the five years to 2002.

---

[30] Over the period 24 February 2009, being the day prior to GrainCorp's profit upgrade announcement to 27 April 2009, being the day prior to the Initial Announcement Date.

8. Independent Expert's Report continued

The implied revenue multiple range of between 0.9 times to 1.0 times is higher than the trading revenue multiples of comparable companies. We do not consider this unreasonable given the historical EBITDA margin of Supply Chain and Grain Marketing of approximately 5.2 percent is also higher than Australian comparable companies' EBITDA margins of 2.1 and 2.2 percent.

DCF cross check

Using high level forecast cash flow projections provided by ABB Grain and an after tax discount rate range of 9 percent to 10 percent, we have determined an indicative enterprise valuation range of approximately $1,555 million to $1,863 million. Our indicative DCF enterprise value for Supply Chain and Grain Marketing is consistent with our range calculated on a sum of the parts basis using capitalisation of earnings method.

Some key assumptions we have adopted in valuing the Supply Chain and Grain Marketing business units include:

- inflation (Consumer Price Index - CPI) of 2.5 percent per annum
- corporate tax rate of 30 percent
- receivals of 3.9 million tonnes in FY2009 and 5.5 million tonnes thereafter on a low case and 5.75 million tonnes thereafter on a high case
- Supply Chain fee increases in line with posted Supply Chain charges FY2009 and FY2010 in line with ABB Grain's expectation of other bulk handler trends thereafter
- sales of 5.4 million tonnes in FY2009 and then grows by CPI
- this business unit also includes the New Zealand businesses, including NRM, whose growth is in excess of CPI driven by NRM.

10.4.5 Malt Manufacturing

We set out below a summary of our assessed value for the Malt Manufacturing business unit.

Table 49: Summary of Malt Manufacturing assessed value and implied multiples

	FY 2008		FY 2009	
	Low	High	Low	High
Enterprise value ($ million)	425	475	425	475
Malt Manufacturing EBITDA	42.0	42.0	40.0	40.0
Implied EBITDA multiples	**10.1x**	**11.3x**	**10.6x**	**11.9x**
Malt Manufacturing revenue[1]	321	321	n/a	n/a
Implied revenue multiple	**1.3x**	**1.5x**	**n/a**	**n/a**

Notes:
1 We have not estimated a forecast revenue figure for FY2009 due to disparity in broker estimates by business unit
n/a Not available
Source: ABB Grain, various broker reports, KPMG analysis

The implied range of historical FY2008 EBITDA multiples of 10.1 times to 11.3 times and forecast FY2009 EBITDA multiples of 10.6 times to 11.9 times, which include a premium for control, do not appear inconsistent with comparable company and transaction multiples.

There is limited available information on comparable trading companies in Australia. Accordingly we have had most regard to the average International diversified grain trading multiples as set out in Appendix 4 and the historical EBITDA multiple of 9.6 times implied by the AusBulk acquisition of JWM in late 2002, given the direct comparability of the transaction.

ABB Grain's Malt Manufacturing business is a very strong player in the malt industry within Australia and also globally. Demand for beer is growing steadily and malt margins are historically high. Furthermore, additional capacity is currently planned to come online in FY2011. Having regard to these factors in addition to risk around the sustainability of the global malt demand and margins, we consider on balance it reasonable that the implied multiple range is higher than both the trading range of International diversified grain companies, despite their larger size, and the 2002 JWM transaction multiple.

The implied revenue multiple range of 1.3 to 1.5 times is higher than the 1.0 times revenue multiple implied by the AusBulk acquisition of JWM, which we consider reasonable principally due to the increase in malt margins to a potentially higher floor price and the impending increase to capacity since this transaction.

DCF cross check

Using high level forecast cash flow projections provided by ABB Grain and an after tax discount rate range of 9 percent to 10 percent, we have determined an indicative enterprise valuation range of approximately $458 million to $539 million. We note that the range calculated based on the capitalisation of earnings method, which is from $425 million to $475 million falls within the indicative DCF value range.

Some of the key assumptions we have adopted in valuing the Malt Manufacturing business unit include:

- inflation (CPI) of 2.5 percent per annum
- corporate tax rate of 30 percent
- malt margin assumed to be comparable to average international malt margins
- malt plants, including Minto, operate at capacity from March 2011.

10.4.6 Rural Services

We set out below a summary of our assessed value for the Rural Services business unit.

8. Independent Expert's Report continued

Table 50: Summary of Rural Services assessed value and implied multiples

	FY 2008		FY 2009	
	Low	High	Low	High
Enterprise value ($ million)	50	80	50	80
Rural Services EBITDA	12.8	12.8	10	10
Implied EBITDA multiples	**3.9x**	**6.3x**	**5.0x**	**8.0x**
Rural Services revenue[1]	333	333	n/a	n/a
Implied revenue multiple	**0.2x**	**0.2x**	**n/a**	**n/a**

Notes:
1 We have not estimated a forecast revenue figure for FY2009 due to disparity in broker estimates by business unit
n/a Not available
Source: ABB Grain, various broker reports, KPMG analysis

The implied range of historical FY2008 EBITDA multiples of 3.9 times to 6.3 times and forecast FY2009 EBITDA multiples of 5.0 times to 8.0 times, which include a premium for control, are lower than:

- the average historical and forecast EBITDA trading multiples for Australian rural services companies of 9.0 times and 7.4 times, respectively
- the average historical and forecast EBITDA trading multiples for International rural services companies of 8.4 and 6.2 times, respectively.

Although the trading multiples do not include a premium for control, we do not consider the implied multiple range unreasonable, given the Rural Services business unit has only been in operation since 2006 and has yet to achieve scale relative to its key competitors in Australia. Rural Services has an estimated market share of 5 percent and competes with long established, large scale operations such as Elders and Landmark (AWB).

We also consider the implied range of historical FY2008 EBITDA multiples of 3.9 times to 6.3 times to be reasonable having regard to the following comparable transactions multiples:

- The historical EBITDA multiple of 11.2 times implied by the acquisition of 89 percent of Roberts by Ruralco in 2005. We consider this premium reasonable given Roberts was of larger size and had a very strong, established market presence in Tasmania.
- The historical EBITDA multiple of 13.0 times implied by the acquisition of 100 percent of Agricore United by Saskatchewan Wheat Pool in 2006. We consider this premium reasonable given Agricore was significantly larger and more diverse than Rural Services.
- The historical EBITDA multiple of 11.0 times implied by the acquisition of 100 percent of Wrightson by PGG Wrightson in 2005. We consider this premium reasonable given Wrightson's relative size to Rural Services and its market presence, having been established for more than 150 years at the time of the merger with Pyne Gould Guinness (to form PGG Wrightson). The merger also resulted in PGG Wrightson being the largest and only nationwide provider to the New Zealand agricultural sector.

The implied revenue multiple of 0.2 is lower than the average comparable historical trading multiples for Australian and International rural services companies which are both 0.6 times. For the reasons discussed above and having regard to the typically lower EBITDA margin of Rural Services to comparable

Australian and International rural services companies, we do not consider the implied range to be unreasonable.

We have also had regard to the asset value of the Rural Services business, which we have not disclosed in this report due to commercial sensitivity.

Further, we note that Rural Services is relatively insignificant in terms of overall size relative to the rest of ABB Grain, with its historical FY2008 and estimated forecast FY2009 EBITDA contribution comprising only 9.6 and 9.3 percent of ABB Grain's total historical FY2008 and forecast FY2009 EBITDA respectively.

DCF cross check

Using high level forecast cash flow projections provided by ABB Grain and an after tax discount rate range of 12 percent to 13 percent, we have determined an indicative enterprise valuation range of approximately $73 million to $81 million. Although our indicative DCF enterprise value for Rural Services overlaps with the range calculated on a sum of the parts basis using capitalisation of earnings method, of $50 million to $80 million.

Some of the key assumptions we have adopted in valuing the Rural Services business unit include:

- inflation (CPI) of 2.5 percent per annum
- corporate tax rate of 30 percent
- EBITDA (excluding one-off adjustments) that grows by CPI.

10.4.7 Corporate

Our implied range of historical FY2008 multiples of 8.9 times to 9.5 times is lower than the weighted average of the range of multiples implied by the EBITDA generated by each business segment of approximately 14.2 to 16.4 times.

We consider this appropriate as the forecast growth rate for, and the risks associated to, unallocated costs is likely to be lower than that of the business units, and hence attracts a lower multiple.

10.5 Net debt

In order to determine the equity value of ABB Grain, the level of net debt must be deducted from the assessed enterprise value.

The level of ABB Grain's net debt varies significantly during the year due to the seasonality of harvest related cash flows and also the positions taken by Grain Marketing. We have considered the average historical net debt levels of ABB Grain for periods over FY2006 to FY2008, based on half and full year balances as set out below.

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Table 51: Average historical net debt by financial year

$ million	31 March	30 September	Average
FY2006	469.7	384.8	**427.3**
FY2007	555.0	429.5	**492.3**
FY2008	829.4	361.8	**595.6**
Average	**618.0**	**392.0**	**505.0**

Source: ABB Grain 2008, 2007 Annual Reports, ABB Grain 2008, 2007 half year financial reports

We have also considered the following in assessing an appropriate net debt balance for the purposes of our analysis in this report:

- net debt of $604.4 million as at 31 March 2009
- average debt levels over FY2007, FY2008 and the eight months to 31 May 2009 on a monthly basis
- average levels of net debt estimated by various brokers of approximately $370 million (based on 10 brokers and ranging between approximately $275 million and $600 million)
- guidance provided by management but not disclosed in this report due to commercial sensitivity.

Having had regard to the factors discussed above we have selected an average net debt balance of between $400 to $500 million for the purposes of our analysis.

We have not made any adjustment to our selected level of net debt for the FY2009 interim dividend of 10 cents per share payable on 30 June 2009, after having consideration to prior interim dividends paid by ABB Grain as set out below.

Table 52: Summary of historical ABB Grain interim dividend payments

Interim dividend	DPS (cents)	EPS (cents)	Dividend payout ratio (%)
FY2009 interim dividend	**10.0**	**17.3**	**58%**
FY2008 interim dividend	7.0	22.4	31%
FY2007 interim dividend	5.0	13.0	38%
FY2006 interim dividend	14.0	31.9	44%
Average (FY2006-FY2008)	**8.7**	**22.4**	**38%**

Source: ABB Grain, KPMG analysis
** Numbers may not add due to rounding*

The FY2009 interim dividend does represent a larger payout ratio than the average of the prior three years, however we do not consider it to have a material impact on the level of ABB Grain net debt for the purposes of our analysis and accordingly have not made any adjustment.

10.6 Surplus assets and liabilities

Surplus assets represent those assets or investments that are not required in order for ABB Grain to continue to realise its principal source of earnings. To determine the equity value, surplus assets must be added back to the enterprise value, whilst surplus liabilities are deducted.

Based on our discussions with ABB Grain, there are currently no material surplus assets nor liabilities.

10.7 Options

As discussed in Section 7.11.5, there were 936,740 unlisted share options on issue as at 30 April 2009, which are not currently in or near being in the money (based on our assessed underlying value range of ABB Grain), with exercise prices of $10.61 and $11.55. In the case of the Proposed Scheme being approved, ABB Grain will endeavour to reach agreement with each ABB Grain option holder to cancel their options in exchange for cash consideration. Although this payment will be made by ABB Grain we have not adjusted our value for this cost of approximately $2.5 million as the cash payment will not be made until after the implementation of the Proposed Scheme from the Combined Group. Further any adjustment made in this regard would not have a material value impact.

10.8 Incentive plans

As discussed in Section 7.11.6 ABB Grain currently has 735,651 rights issued under the LTIP. Although this payment of up to $3.5 million will be made by ABB Grain it will not be made until after the implementation of the Proposed Scheme from the Combined Group and accordingly no adjustment has been made in this regard.

10.9 Contingent liabilities

Following a review of current litigation and proceedings, ABB Grain has not recognised a contingent liability provision accordingly no adjustment has been made in this regard.

10.10 Valuation cross checks of our assessed value of ABB Grain on a consolidated basis

10.10.1 Implied revenue multiples

We have calculated the historical revenue multiple implied by our assessment of total enterprise value as detailed in the table below.

Table 53: Calculation of implied revenue multiples

$million	Revenue multiples Low	High
Enterprise value ($ million)	1,935	2,255
Historical FY2008 ABB Grain revenue	2,216	2,216
Implied historical revenue multiples	**0.9x**	**1.0x**

Source: ABB Grain, KPMG analysis

The revenue multiple range of 0.9 times to 1 times implied by our assessed enterprise value is higher than historical trading multiples of Australian diversified grain companies, GrainCorp and AWB, of 0.6 times. We do not consider this to be unreasonable given ABB Grain's historical adjusted EBITDA margin of 6.0 percent is higher than the EBITDA margin for both of these companies of 2.1 percent and 2.2 percent respectively.

The implied revenue multiple range of 0.9 times to 1 times is also higher than the average historical trading revenue multiple of International diversified grain companies of 0.6 times, despite the average EBITDA margin of International diversified grain companies of 8.2 percent being marginally higher than ABB Grain, given the diversity of companies within this group and the range of historical revenue multiples varies between 0.1 and 1.7 times.

8. Independent Expert's Report continued

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

10.10.2 Implied EBITDA multiples

We have calculated the historical FY2008 EBITDA and forecast FY2009 multiples implied by our assessed enterprise value as detailed in the table below.

Table 54: Calculation of implied historical and forecast EBITDA multiples

$million	EBITDA multiples Low value	High value
Assessed enterprise value	**1,935**	**2,255**
Historical FY2008 EBITDA	141	141
Implied historical FY2008 EBITDA multiple	**13.7x**	**16.0x**
Estimated forecast ABB Grain FY2009 EBITDA	152	152
Implied forecast FY2009 EBITDA multiple	**12.7x**	**14.8x**

Source: ABB Grain, various broker reports, KPMG analysis

The implied historical FY2008 EBITDA multiple range is reasonable having regard to:

- The historical transaction multiple for the AusBulk transaction in 2004 of 13.5 times EBITDA, which incorporates a premium for control. ABB Grain is a larger business than AusBulk with a more diversified earnings base and accordingly a higher multiple is reasonable.
- The discount to GrainCorp's historical FY2008 EBITDA multiple, which is higher than it would otherwise be, due to the improvement in the climate of GrainCorp's geography of operations and subsequent profit upgrade and share price improvement, increasing its enterprise value and accordingly its historical EBITDA multiple.
- The premium to the historical trading multiples of International diversified grain companies, despite the fact they are typically larger in size, on the basis that the historical multiples implied by our assessed enterprise value incorporate a premium for control, and the international companies' comparable earnings were not affected by adverse weather conditions and accordingly the multiple should be lower than if they were affected by adverse weather conditions.

The implied forecast FY2009 EBITDA multiple range is reasonable having regard to:

- The premium to GrainCorp's forecast FY2009 EBITDA multiple of 8.6 times, which reflects the improved climate in GrainCorp's geography of operations and expectations for FY2009 and the subsequent share price appreciation of 46.2 percent[31] following GrainCorp's profit upgrade on 25 February 2009.
- The premium to the average forecast trading multiples of International diversified grain companies, despite the fact they are typically larger in size, on the basis that the forecast multiples implied by our assessed enterprise value incorporate a premium for control, and the international companies' comparable earnings are not affected by adverse weather conditions and accordingly the multiple should be lower than if they were affected.

[31] Over the period 24 February 2009, being the day prior to GrainCorp's profit upgrade announcement to 27 April 2009, being the day prior to the Initial Announcement Date.

We have calculated the FY2010 EBITDA multiple implied by our assessed enterprise value using a FY2010 EBITDA of $210 million estimated with regard to consensus broker forecasts for FY2010 as a further cross check.

Table 55: Calculation of implied FY2010 EBITDA multiples

		EBITDA multiples	
$million	Reference	Low value	High value
Assessed enterprise value		**1,935**	**2,255**
Estimated forecast FY2010 EBITDA		210	210
Implied forecast FY2010 EBITDA multiple		**9.2x**	**10.7x**

Source: Various broker reports, KPMG analysis

We note that the mid-point of 10 times of the FY2010 EBITDA multiple range implied by our assessed enterprise value is marginally higher than the average of the trading multiples of Australian diversified and rural services companies including AWB, and 47 percent higher than the average of the trading multiples of Australian diversified and rural services companies, excluding AWB. We consider this reasonable given these multiples do not reflect any premium for control and ABB Grain has traditionally traded at a higher multiple to other Australian agricultural companies.

10.10.3 Market price

We have also performed a cross check of our assessed value per share of $8.88 to $10.16 against the VWAP of ABB Grain shares at various points in time:

- Period 1: prior to 27 April 2009, being the day prior to the Initial Announcement Date
- Period 2: from the Initial Announcement Date to 19 May 2009, being the Formal Announcement Date
- Period 3: from the day following the Formal Announcement Date to the Latest Analysis Date.

8. Independent Expert's Report continued

Table 56: ABB Grain VWAP over various periods

Period[1]	ABB Grain VWAP
Period 1	
1 day	$6.77
1 week	$6.35
1 month	$6.22
3 months	$5.88
6 months	$6.43
12 months	$7.70
Period 2	
1 day	$8.34
1 week	$8.59
Total period	$8.49
Period 3	
1 day	$8.81
1 week	$8.77
Total period	$9.05

Notes:
1 Period 1 is the period prior to the Initial Announcement Date. Period 2 is for the period from the Initial Announcement Date to the Formal Announcement Date. Period 3 is the period following the Formal Announcement Date to the Latest Analysis Date
Source: KPMG analysis, IRESS, Bloomberg

During Periods 1 and 2 set out above, our assessed underlying value of ABB Grain per share is higher than the VWAP of ABB Grain mainly due to the fact that our assessed value reflects a controlling interest which incorporates a premium for 100 percent control. Further during these periods, the VWAP of ABB Grain was affected by various factors including:

- There was a significant decline in the global equities markets as a result of the impact of the global financial crisis.
- There was a decline in share prices of companies exposed to the soft commodities boom, which was close to its peak 12 months ago driven by inter alia; strong demand arising from Asian population growth, increased living standards and the corresponding shift toward higher protein and dairy diets.

Our assessed underlying value of ABB Grain per share overlaps with the range of ABB Grain's VWAP for Period 3, following the Formal Announcement Date.

10.10.4 DCF

In relation to the DCF cross check for the consolidated business, the table below shows the values determined for each business unit using the key assumptions we noted earlier. Further, it is assumed that no major capital expenditure requirements following FY2010 and Corporate EBITDA grows at CPI.

Table 57: DCF sum of the parts

$million	Assessed value	
	Low value	High value
Supply Chain and Grain Marketing	1,555	1,863
Malt Manufacturing	458	539
Rural Services	73	81
Less: Corporate	(112)	(132)
Total ABB Grain enterprise value[1]	**1,973**	**2,351**
Less: Net debt	(400)	(500)
Total ABB Grain equity value[1]	**1,573**	**1,851**
Number of shares on issue (million)	173	173
Value per ABB Grain share[1] ($)	**9.10**	**10.71**

Notes:
1 Before the payment of the Special Dividend to ABB Grain shareholders of $0.41 per share
** Numbers may not add due to rounding.*
Source: ABB Grain and KPMG analysis

The DCF valuation overlaps our range calculated on a sum of the parts basis using capitalisation of earnings method, which is from $1,935 million to $2,255 million.

10.10.5 ABB Grain capital raising

As discussed in Section 7.11.2, ABB Grain completed a $190 million share placement on 4 June 2008 conducted via a book build process consisting of the issue of 20.5 million new ordinary shares at a price of $9.30 per share. The share placement represented 12 percent of the total number of ordinary shares on issue immediately following the share placement.

We note that the placement price may not be a good indication of the underlying value of ABB Grain due inter alia to the following:

- The share placement price does not reflect a premium for control.
- Placements are typically issued at a discount to current trading share prices as a means of enticing the uptake of shares. Placement discounts seem to vary widely. The average discount on the top 30 capital raisings in Australia since October 2008 was 19.2 percent[32].
- The capital raising was undertaken:
  - Immediately prior to the detrimental effects of the global financial crisis on equities markets and accordingly investor appetite for capital markets. The S&P/ASX 200 declined by 33.2 percent over the period 4 June 2008 to 27 April 2009.
  - Following a strong opening to the 2009 season for ABB Grain, with good opening rains in southern Australia, increased plantings off the back off strong grain prices and good crop reports in the Ukraine.
  - During the soft commodities boom, discussed above in Section 10.10.3, during which had a positive impact on companies with an exposure to soft commodities, including ABB Grain.

[32] Financial Review, 16 June 2009, 'Discounts pay in recent raisings', Dealogic

8. Independent Expert's Report continued

Notwithstanding the above, we note that the share placement price of $9.30 per share falls within the range of our underlying assessed value per ABB Grain share, with the mid-point of our assessed value marginally higher than the value of the placement price.

10.10.6 Cross check conclusion

Having regard to the various cross checks performed and set out above, on balance, we do not consider our assessed enterprise value of $1,935 million to $2,255 million, and assessed value per ABB Grain share of $8.88 to $10.16 to be unreasonable.

Assessing the underlying value of ABB Grain is not straight-forward, due to the volatility of earnings (which are dependent on weather patterns) and the recent volatility in the financial markets. While KPMG acknowledges that improved weather conditions could significantly increase ABB Grain's earnings, there is continued risk that weather conditions will not be as expected, impacting on harvest expectations and related earnings. Other potential risks that ABB Grain faces going forward include increased competition may arise from industry consolidation in Australia and a re-rating of risk in debt markets. We have sought to balance these issues when valuing ABB Grain.

11 Assessment of value of the consideration

11.1 General

This section sets out our assessment of the value of the consideration, based on the following three alternatives, under the Proposed Scheme:

- Standard Alternative: This alternative is made up of $4.35 in cash and 0.4531 Viterra Scrip per ABB Grain share (or $4.76 in cash and 0.4531 Viterra Scrip per ABB Grain share inclusive of the ABB Grain Special Dividend).

- Maximum Scrip Alternative: This alternative is made up of 0.9062 Viterra Scrip per ABB Grain share (or 0.9062 Viterra Scrip per ABB Grain share plus $0.41 cash per ABB Grain share inclusive of the ABB Grain Special Dividend). This alternative will be scaled down if ABB Grain shareholders in aggregate request more scrip than the available pool of 78.3 million Viterra Scrip. The minimum amount of scrip consideration for a shareholder who elects the Maximum Scrip Alternative is 0.4531 Viterra Scrip plus $4.76 in cash, which is equal to the Standard Alternative, inclusive of the ABB Grain Special Dividend.

- Maximum Cash Alternative: This alternative is made up of $8.70 in cash per ABB Grain share (or $9.11 per ABB Grain share inclusive of the ABB Grain Special Dividend). This alternative will be scaled down if ABB Grain shareholders in aggregate request more cash than the available pool of $1.13 billion. The minimum amount of cash consideration for a shareholder who elects the Maximum Cash Alternative is $6.94 per ABB Grain share and 0.2266 Viterra Scrip, inclusive of the ABB Grain Special Dividend.

ABB Grain shareholders may elect to receive Viterra Scrip as part or full (subject to scale-back) consideration under the Proposed Scheme. To the extent ABB Grain shareholders receives Viterra Scrip as part of their consideration, they will hold a portfolio (minority) interest in Viterra. As such, we have considered the value of a portfolio interest in Viterra Scrip in evaluating the Proposed Scheme.

11.2 Assessed value of a portfolio interest in Viterra Scrip

11.2.1 Valuation methodology

Viterra is, at the date of this report, in the top 100 largest companies by market capitalisation listed on the TSX. Its shares are actively traded and the stock enjoys a strong institutional and retail shareholder base. The stock is also extensively followed by brokers, analysts and the financial press.

In light of the above and having regard to the fact that ABB Grain shareholders who elect to receive Viterra Scrip as consideration under the Standard Alternative or Maximum Scrip Alternative, are not restricted from disposing of their Viterra Scrip following the implementation of the Proposed Scheme, we have used market evidence of trading prices of Viterra shares on the TSX as our primary methodology in assessing the value of a portfolio interest in Viterra Scrip.

To check for reasonableness, we have considered:

- the discount implied by our valuation to the price per Viterra share in the recent share placement undertaken by Viterra in May 2009 of C$8.00 and

8. Independent Expert's Report continued

- the EBITDA multiples implied by our valuation against similar comparable listed companies EBITDA multiples.

11.2.2 Share price analysis

The assessment of value for a portfolio interest in Viterra Scrip requires an estimate of the likely trading price of Viterra Scrip at the time the Proposed Scheme becomes effective. Viterra's share price has fluctuated significantly leading up to and post announcement of the Proposed Scheme making it difficult to estimate the likely trading price range for Viterra Scrip. In arriving at a value we have considered, inter alia, the following:

- Viterra shares are actively traded, as discussed in Section 8.12.1.
- There have been significant movements in Viterra's share price up to the Initial Announcement Date. In particular:
  - Over the 12 month period prior to and including the Initial Announcement Date, Viterra shares traded in a price range between C$5.47 and C$15.18, with a VWAP of C$10.32. The share price of C$15.18 was reached during Canada's commodity boom in the first half of 2008.
  - Over the three month period prior to and including the Initial Announcement Date, Viterra's shares traded in a price range between C$8.62 and C$11.16 with a VWAP of C$9.66.
- It is common to focus on the trading price post announcement of offer, to incorporate the markets assessment of the impact of the transaction on the offeror's business and market rating. In this regard we note:
  - Viterra share price dropped by C$0.96 to C$8.47[33], by close of business the day after the Initial Announcement Date.
  - Viterra shares traded at a price range between C$8.36 and C$9.66 with a VWAP of C$8.99 between the 28 April 2009 and 9 June 2009, the day prior to the release of the 1HY FY2009 results.
  - Viterra's 1HY FY2009 results were above broker forecasts and were well received by the market, leading to a strengthening of Viterra's share price. Between 10 June 2009 and 23 July 2009 Viterra's shares traded in a price range of between C$9.44 and C$10.44. This suggest that prior to this date, Viterra's share price may not have fully reflected the information regarding Viterra's current performance.
  - Viterra's share price dropped from C$9.74 to C$9.11, following ABB Grain's announcement of an earnings downgrade on 7 July 2009. It has since traded in the range of C$8.90 to C$9.56.
- Various broker target price estimates for Viterra Scrip. In this regard, we note:

[33] Closing price 28 April 2009

- Prior to the release of Viterra's 1H FY2009 results, broker target prices ranged between C$9.00 and C$12.75, with an average and median of C$10.79 and C$10.50 respectively.
- Post the release of Viterra's 1H FY2009 results, broker target prices increased, ranging between C$10.00 and C$13.00, with an average and median of C$11.42 and C$11.00 respectively.
- Post the earnings downgrade announced by ABB Grain on 7 July 2009, there does not appear to have been any significant change in broker target prices for Viterra.

- In considering broker target prices we note the definition of target price varies between brokers in many respects including:
  - the target price period can be different, some are for a period of up to 1.5 years
  - differing underlying assumptions relating to the companies and the Combined Group
  - the valuation methodologies used to arrive at the target price differs between brokers.
- Various factors suggest that the recent Viterra share price may not be representative of the price at which Viterra Scrip would trade at the time of implementation of the Proposed Scheme, including:
  - the market may be pricing in some risk that the Proposed Scheme may not proceed
  - the market has limited information on earnings of ABB Grain and Viterra beyond FY2009
  - the market may obtain additional information on the Combined Group when the Scheme Booklet is issued
  - trading of Viterra and/or ABB Grain shares may have been impacted by hedge funds following the announcement of the Proposed Scheme.

  Notwithstanding the above, we are of the view that it remains reasonable to use the trading prices of Viterra shares as the best estimate of the likely Viterra Scrip price at the implementation of the Proposed Scheme.

Having considered the above, we have attributed a portfolio interest in Viterra Scrip in the range of C$9.00 to C$10.00.

11.3 Valuation cross-check

As a reasonableness check to our selected Viterra share price range, we have calculated:

- the level of the discount of Viterra's recent share placement price to our selected price range and compared the discount to similar capital raisings observed in Australia and Canada
- the implied EBITDA multiples of our selected price range and compared these to EBITDA multiples of similar comparable companies.

8. Independent Expert's Report continued

11.3.1 Level of implied placement price discount

On 13 May 2009, Viterra completed a C$450 million private placement at C$8.00 per subscription receipt, whereby subscription receipt holders received one Viterra share per receipt. The subscription receipt offering is to be used to provide a portion of the funding in respect of the Proposed Scheme.

We note that placements are typically issued at a discount to current trading share prices as a means of enticing the uptake of shares. Placement discounts seem to vary widely. In the current climate, companies appear to have issued significant discounts to share prices to achieve the required capital raising.

The placement price of C$8.00, implies a discount of between 11.1 to 20.0 percent to our selected share price range of C$9.00 to $10.00 respectively. The 11.1 to 20.0 percent discount, does not appear to be unreasonable in light of the following:

- The average discount on the top 30 capital raisings in Australia since October 2008 was 19.2 percent[34].
- It falls within the range of discounts evidenced in capital raisings in Canada in 2008 (although the data available was not as extensive as the data available for Australia).
- The size of the placement may have an impact on the level of discount, as generally, larger placements require higher discounts. The shares subscribed to under the Placement represent a significant portion of Viterra's current issued capital, at approximately 23.7 percent (19.2 percent on issue capital including subscription amount).
- The Viterra placement is contingent on the successful completion of the Proposed Scheme and the securities are not freely tradeable until they are issued.

11.3.2 Implied EBITDA multiples

Based on a share price range of C$9.00 to C$10.00 per Viterra Scrip, we have calculated the implied EBITDA multiples for FY2008, FY2008 adjusted for one-off items (FY2008 Adjusted), last twelve months to 30 April 2009 (LTM2009) and broker forecasts for FY2009 as detailed in the table below:

---

[34] Financial Review, 16 June 2009, 'Discounts pay in recent raisings', Dealogic

Table 58: Implied EBITDA multiples

C$ million	Notes	Low	High
Enterprise value	1	2,260.5	2,497.6
EBITDA			
FY2008	2	532.6	
FY2008 Adjusted	3	554.4	
LTM2009	4	451.8	
FY2009	5	388.8	
Implied EBITDA multiple			
FY2008		4.2x	4.7x
FY2008 Adjusted		4.1x	4.5x
LTM2009		5.0x	5.5x
FY2009		5.8x	6.4x

Notes:
*[1] Enterprise value calculated as equity value (based on 237,049,363 shares * C$9.00 to C$10.00 value per Viterra share) plus net debt of 127.1 million as at 30 April 2009, which is pre-private placement*
[2] Reported Viterra FY2008 EBITDA, refer to Section 8.4
[3] Reported Viterra FY2008 EBITDA adjusted for abnormal items including Puratone losses, ARO charge, scientific research and experimental development investment tax credits
[4] Calculated as the sum of EBITDA for FY2008 and 1H FY2009 less 1H FY2008 (C$532.6 million · C$79.0 million – C$159.8 million)
[5] Forecast FY2009 EBITDA excluding the effects of the Proposed Scheme, based on consensus broker estimates
Source: Viterra annual report, Bloomberg, KPMG analysis

It is noted that as at 30 April 2009, Viterra had announced, but not completed the private placement, thus the placement is not included in the enterprise value calculation.

We consider the EBITDA multiple ranges implied by the selected share price range determined under our primary methodology are not unreasonable, after considering the following:

- The size of Viterra relative to comparable listed companies.
- The Australian diversified grain companies are coming out of drought and as a result are experiencing significant growth prospects leading to higher multiples.
- The operating performance and margins achieved by Viterra compared to those of comparable companies.
- The North American diversified grain companies are the most comparable to Viterra given, geographical proximity, type of operations and closeness of commodity cycle. The North American diversified grain companies are coming off a commodity boom, and their lower multiples reflect the lower growth prospects as margins return to normal levels. This is seen in the following table.

8. Independent Expert's Report continued

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

Table 59: North American diversified comparable grain company trading multiples

Company	Country	Market capitalisation [1] A$ million	FY 2008 Historical EBITDA multiple [2]	FY 2009 Forecast EBITDA multiple [3]
General Mills Inc.	US	22,647.5	8.4x	8.2x
Archer-Daniels-Midland Company	US	21,752.9	8.1x	6.1x
ConAgra Foods Inc.	US	11,003.9	9.4x	7.8x
Bunge Ltd	US	7,960.4	3.7x	7.4x
Hormel Foods Corp.	US	5,639.3	6.8x	6.7x
Corn Products International Inc.	US	2,158.3	4.1x	5.1x
Andersons Inc/The	US	403.2	6.0x	5.7x
Alliance Grain Traders Income Fund	CA	87.6	n/a	3.1x
Average			**6.6x**	**6.3x**
Median			**6.8x**	**6.4x**

Notes:
[1] Market capitalisation based on closing share prices on 27 April 2009
[2] Historic earnings data based on most recent financial accounts for the company
[3] Forecast earnings data based on consensus broker estimates
Source: Bloomberg, company data

11.4 Exchange rate

We have utilised an exchange rate (A$:C$) of 0.88 in converting Viterra's share consideration to Australian dollars. In selecting this, we have considered the following:

- The historical movement in A$:C$ exchange rate over the one year period from 24 July 2008 and 23 July 2009, as illustrated below.

Figure 28: Exchange rate between A$:C$


AUD-CAD historical exchange rates
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09

Source: Bloomberg L.L.P as at 2 June 2009

The graph above illustrates that in recent months, the exchange rate has been trending upwards. The A$:C$ spot rate as at 23 July 2009, was 0.8979.

Recent US$:C$ and A$:US$ forecasts by broking houses for the three months and six months to August 2009 and November 2009 as well as 2010, are set out in the following table.

Table 60: Forecast A$:C$ exchange rate

	US$:C$ exchange rate	A$:US$ exchange rate	A$:C$[1] exchange rate
Three months to August 2009			
Average - broker estimates	1.20	0.73	0.88
Median - broker estimates	1.20	0.73	0.88
Six months to November 2009			
Average - broker estimates	1.19	0.73	0.87
Median - broker estimates	1.19	0.75	0.89
2010 forecasts			
Average - broker estimates	1.17	0.73	0.85
Median - broker estimates	1.16	0.75	0.87

Notes:
[1] A$:C$ is calculated based on US$:C$ times A$:US$
Source: Bloomberg L.L.P as at 2 June 2009

In relation to the table above we note the average broker estimates of A$:C$ exchange rate over the forecast periods is between 0.85 and 0.89.

On this basis and in consideration that the exchange rate has been trending upwards, we consider it appropriate to use a range for the A$:C$ exchange rate between 0.85 and 0.90, and for the purposes of our calculations, we have applied the mid-point of 0.88. A sensitivity analysis of the exchange rate is set out in Table 62.

8. Independent Expert's Report continued

11.5 Assessment of the value of the consideration

Set out below is a summary of our assessment of the value of the consideration offered based on the Maximum Cash Alternative, Maximum Scrip Alternative and Standard Alternative.

Table 61: Assessment of the value of the consideration

	Notes	Low $	High $
Maximum Cash Alternative			
Cash consideration		8.70	8.70
Dividend	1	0.41	0.41
Total Maximum Cash Alternative		**9.11**	**9.11**
Maximum Scrip Alternative			
Scrip consideration	2	9.27	10.30
Dividend	1	0.41	0.41
Total Maximum Scrip Alternative		**9.68**	**10.71**
Standard Alternative			
Cash consideration		4.35	4.35
Scrip consideration	3	4.63	5.15
Dividend	1	0.41	0.41
Total Standard Alternative		**9.39**	**9.91**

Notes:
1 No additional value has been explicitly ascribed to the franking credit attaching to the special dividend of $0.41.
*2 Value of Viterra scrip consideration under Maximum Scrip Alternative is equal to Viterra share price * exchange rate (A$:C$) * offer ratio. (C$9.00 to C$10.00 * 0.88 * 0.9062).*
*3 Value of Viterra scrip consideration under Standard Alternative is equal to Viterra share price * exchange rate (A$:C$) * offer ratio. (C$9.00 to C$10.00 * 0.88 * 0.4531).*
Source: KPMG analysis

We note that the break-even point at which the Maximum Cash Alternative would equate to the Maximum Scrip Alternative is when New Viterra's share price is C$8.45[35]. Below this amount, the value of the Maximum Cash Alternative will exceed the value of the Maximum Scrip Alternative and the Standard Alternative (before taking into account the tax position of each individual shareholder).

The consideration under the Maximum Cash Alternative is fixed. However to the extent ABB Grain shareholders receive Viterra Scrip, the value of the consideration will fluctuate with future movements in the price of Viterra Scrip on the TSX or ASX and movements in the A$:C$ exchange rate. The value of the Maximum Scrip Alternative or Standard Alternative will depend on the market price of the Viterra Scrip and the A$:C$ exchange rate prevailing at the time.

Set out below is a sensitivity analysis showing the impact of fluctuations of the Viterra Scrip price and A$:C$ exchange rate on the value of consideration ABB Grain shareholders will receive per ABB Grain share, under the Standard Alternative and Maximum Scrip alternatives.

[35] Based on offer ratio of 0.9062 and exchange rate $A1.00=C$0.88

Table 62: Sensitivity of alternatives with scrip component

$		Share price of Viterra Scrip						
Standard Alternative		**C$8.00**	**C$8.50**	**C$9.00**	**C$9.50**	**C$10.00**	**C$10.50**	**C$11.00**
	0.75	9.59	9.90	10.20	10.50	10.80	11.10	11.41
	0.80	9.29	9.57	9.86	10.14	10.42	10.71	10.99
	0.82	9.18	9.46	9.73	10.01	10.29	10.56	10.84
	0.84	9.08	9.34	9.61	9.88	10.15	10.42	10.69
	0.86	8.97	9.24	9.50	9.77	10.03	10.29	10.56
Exchange rate (A$:C$)	**0.88**	8.88	9.14	9.39	9.65	9.91	10.17	10.42
	0.90	**8.79**	9.04	9.29	9.54	9.79	10.05	10.30
	0.95	**8.58**	**8.81**	9.05	9.29	9.53	9.77	10.01
	1.00	**8.38**	**8.61**	**8.84**	9.06	9.29	9.52	9.74
Maximum Scrip Alternative		**C$8.00**	**C$8.50**	**C$9.00**	**C$9.50**	**C$10.00**	**C$10.50**	**C$11.00**
	0.75	10.08	10.68	11.28	11.89	12.49	13.10	13.70
	0.80	9.47	10.04	10.60	11.17	11.74	12.30	12.87
	0.82	9.25	9.80	10.36	10.91	11.46	12.01	12.57
	0.84	9.04	9.58	10.12	10.66	11.20	11.74	12.28
Exchange rate (A$:C$)	**0.86**	**8.84**	9.37	9.89	10.42	10.95	11.47	12.00
	0.88	**8.65**	9.16	9.68	10.19	10.71	11.22	11.74
	0.90	**8.47**	8.97	9.47	9.98	10.48	10.98	11.49
	0.95	**8.04**	**8.52**	9.00	9.47	9.95	10.43	10.90
	1.00	**7.66**	**8.11**	**8.57**	9.02	9.47	9.93	10.38

Note: The shaded cells are below the low end of the assessed value of ABB Grain
Source: KPMG analysis

We have also considered the minimum value of a Viterra Scrip, required for the consideration under the Standard Alternative and Maximum Scrip Alternative to be the same as our $8.88 and $10.16 valuation of an ABB Grain share. In this regard, we note that:

- Under the Maximum Scrip Alternative, the Viterra Scrip price will have to be at least $9.35[36] or (C$8.23) for the consideration to be the same as our assessed value of an ABB Grain share, based on the low end of our assessed value for ABB Grain of $8.88 per share.

- Under the Standard Alternative, the Viterra Scrip price will have to be at least $9.09[37] or (C$8.00) for the consideration to be to be the same as our assessed value of an ABB Grain share, based on the low end of our assessed value for ABB Grain of $8.88 per share.

As at 23 July 2009, the Viterra share price closed at C$9.14 and the A$:C$ exchange rate was 0.8979, which implies a consideration of $9.37 under the Standard Alternative and a consideration of $9.63 under the Maximum Scrip Alternative.

[36] Based on offer ratio of 0.9062 and exchange rate $A1.00=C$0.88
[37] Based on offer ratio of 0.4531 and exchange rate $A1.00=C$0.88

8. Independent Expert's Report continued

KPMG

ABB Grain Limited
Independent expert report & Financial services guide
24 July 2009

12 Evaluation of the Proposed Scheme

The principal matters that KPMG has taken into consideration in forming its opinion as to whether the Proposed Scheme is in the best interests of ABB Grain shareholders are discussed in detail below. Our opinion is based upon our assessment of the underlying value of ABB Grain, our estimate of the value of consideration and our own judgement of the potential benefits and disadvantages of the Proposed Scheme, as well as the implications for ABB Grain shareholders if the Proposed Scheme does not proceed. Due to the nature of the transaction, it is not possible to quantify some of the specific benefits or disadvantages, and therefore some of our assessment is necessarily subjective in nature.

12.1 The Proposed Scheme is in the best interests of ABB Grain shareholders

12.1.1 The Viterra Offer is fair to ABB Grain shareholders

We have assessed the underlying value of a share in ABB Grain to fall in the range of $8.88 to $10.16. This value range is comparable to the consideration offered under the Proposed Scheme, plus the ABB Grain Special Dividend of $0.41 per share.

Our assessment of the value of ABB Grain is for a controlling interest which incorporates a premium for 100 percent control. When assessing the controlling value of ABB Grain, we have considered those synergies and benefits which would generally be available to a broad pool of hypothetical purchasers. We have not included the value of synergies and benefits that may be unique to Viterra. Accordingly, our valuation of a share in ABB Grain has been determined regardless of the acquirer.

Our assessed value range exceeds the price at which we would expect an ABB Grain share to trade in the absence of the Proposed Scheme or a superior proposal.

Our analysis indicates that the consideration, under all three alternatives, is within our assessed range of underlying values per ABB Grain share, as shown below. The analysis is on a pre-tax value basis. The after-tax value of the alternatives will vary depending on the particular taxation position of the individual shareholder.

Table 63: Comparison of assessed value per ABB Grain share and consideration to be received

	Notes	Low $	High $
Assessed value per ABB Grain share	**1**	**8.88**	**10.16**
Aggregate of consideration plus ABB Grain Special Dividend			
Standard Alternative	2	9.39	9.91
Maximum Scrip Alternative	3	9.68	10.71
Maximum Cash Alternative	3	9.11	9.11

Notes:
1 Our assessed value range and the considerations include the $0.41 fully franked special dividend to be paid by ABB Grain
2 We have calculated the price per Viterra Scrip to be in the range of C$9.00 to C$10.00 and then applied an exchange rate of $1.00=C$0.88. This calculation is further explained in Section 11.5
3 This assumes there is no scale back of elections for Maximum Scrip Alternative or Maximum Cash Alternative
Source: KPMG analysis

Our assessment of the value of the consideration offered under the Proposed Scheme varies depending on the form of consideration ABB Grain shareholders elect to receive. Our analysis indicates that:

- The Maximum Cash Alternative is less than both the value under the Standard Alternative and the Maximum Scrip Alternative, but as the price of the Viterra Scrip changes the difference between the Maximum Cash Alternative and the other alternatives also changes.

- The break-even point at which the Maximum Cash Alternative would equate to the Standard Alternative and the Maximum Scrip Alternative is when a Viterra Scrip price is C$8.45, assuming an exchange rate of A$1.00:C$0.88. We note that the closing price of Viterra shares on the TSX on 23 July 2009 was C$9.14, and Viterra shares last closed below C$8.45 on 20 January 2009.

For certain ABB Grain shareholders, the Maximum Scrip Alternative or the Standard Alternative will provide a more attractive outcome as they may be able to defer any capital gains tax liability in respect of the scrip component of the consideration received until such time in the future as they may dispose of the Viterra Scrip acquired under the Proposed Scheme. However, the actual value of the Maximum Scrip Alternative and the Standard Alternative will vary with movements in the Viterra share price and the A$:C$ exchange rate. At the date of this report, the ATO has not as yet issued a ruling as to whether rollover relief will be available.

KPMG makes no recommendation as to the form of consideration ABB Grain shareholders should elect and/or any particular combination of consideration offered under the Proposed Scheme. The relative benefits of the Maximum Cash Alternative, the Standard Alternative or the Maximum Scrip Alternative will depend on the individual financial position and circumstances of each ABB Grain shareholder. Shareholders should seek their own financial advice if in any doubt as to whether the Maximum Cash Alternative, the Standard Alternative or the Maximum Scrip Alternative would provide a superior outcome for them individually.

Moreover, shareholders should be aware that the Maximum Cash Alternative or the Maximum Scrip Alternative will be subject to a scaling back such that under the Proposed Scheme, Viterra will only issue a maximum of 78.3 million Viterra Scrip or a maximum of $1.13 billion cash.

Based on our analysis, the Viterra Offer, which is in the range of $9.11 to $10.71, is fair.

Our assessment of the Viterra Offer is based on information available as at the date of this report. We note that the assumptions underlying our assessment, in particular the estimated trading price of Viterra Scrip and the assumed exchange rate, may change and as such, we have included a sensitivity table to indicate how the implied value of the consideration under the Standard Alternative and Maximum Scrip Alternative, may vary.

8. Independent Expert's Report continued

KPMG

Table 64: Sensitivity of alternatives with scrip component

$		Share price of Viterra Scrip						
Standard Alternative		**C$8.00**	**C$8.50**	**C$9.00**	**C$9.50**	**C$10.00**	**C$10.50**	**C$11.00**
	0.75	9.59	9.90	10.20	10.50	10.80	11.10	11.41
	0.80	9.29	9.57	9.86	10.14	10.42	10.71	10.99
	0.82	9.18	9.46	9.73	10.01	10.29	10.56	10.84
	0.84	9.08	9.34	9.61	9.88	10.15	10.42	10.69
	0.86	8.97	9.24	9.50	9.77	10.03	10.29	10.56
Exchange rate (A$:C$)	**0.88**	8.88	9.14	9.39	9.65	9.91	10.17	10.42
	0.90	**8.79**	9.04	9.29	9.54	9.79	10.05	10.30
	0.95	**8.58**	**8.81**	9.05	9.29	9.53	9.77	10.01
	1.00	**8.38**	**8.61**	**8.84**	9.06	9.29	9.52	9.74
Maximum Scrip Alternative		**C$8.00**	**C$8.50**	**C$9.00**	**C$9.50**	**C$10.00**	**C$10.50**	**C$11.00**
	0.75	10.08	10.68	11.28	11.89	12.49	13.10	13.70
	0.80	9.47	10.04	10.60	11.17	11.74	12.30	12.87
	0.82	9.25	9.80	10.36	10.91	11.46	12.01	12.57
	0.84	9.04	9.58	10.12	10.66	11.20	11.74	12.28
Exchange rate (A$:C$)	**0.86**	**8.84**	9.37	9.89	10.42	10.95	11.47	12.00
	0.88	**8.65**	9.16	9.68	10.19	10.71	11.22	11.74
	0.90	**8.47**	8.97	9.47	9.98	10.48	10.98	11.49
	0.95	**8.04**	**8.52**	9.00	9.47	9.95	10.43	10.90
	1.00	**7.66**	**8.11**	**8.57**	9.02	9.47	9.93	10.38

Note: The shaded cells are below the low end of the assessed value of ABB Grain
Source: KPMG analysis

As at 23 July 2009, the Viterra share price closed at C$9.14 and the A$:C$ exchange rate was 0.8979, which implies a consideration of $9.37 under the Standard Alternative and a consideration of $9.63 under the Maximum Scrip Alternative.

12.1.2 Viterra is paying a control premium to acquire ABB Grain

It is generally acknowledged that in order to acquire a controlling interest in a listed company, the acquirer must pay a premium over and above the price at which the shares in the target are trading on the ASX prior to the announcement of the takeover bid. The premium reflects the benefits the acquirer achieves through holding a controlling interest in contrast to a portfolio shareholding.

The benefits of acquiring all the shares in a target company may typically include:

- full and unfettered access to the cash flows of the business
- control over dividend decisions
- control over voting at shareholder meetings, and, in particular decisions requiring special resolutions, and composition of the board of directors
- absolute control over the future direction of the company without having to deal with minority shareholder issues

- ability to group tax losses.

Premia are paid for reasons that vary from case to case. In some situations, the premium paid may be greater than others due to synergies or other benefits the acquirer expects to realise.

An analysis of the control premium being offered by Viterra, based on VWAP for ABB Grain and the value we have attributed to the consideration under the Proposed Scheme is set out below. The analysis below is for the VWAP period prior to the Initial Announcement Date of 28 April 2009 as the VWAP following this date would already incorporate (to some extent) a premium for control.

Table 65: Analysis of control premium

VWAP	Price per ABB Grain share ($)	Maximum Cash Alternative Premium[1]	Standard Alternative Premium[2]	Maximum Scrip Alternative Premium[3]
VWAP of ABB Grain prior to the Initial Announcement Date				
1 week	6.35	43%	47% to 55%	52% to 69%
1 month	6.22	47%	50% to 59%	56% to 72%
3 months	5.88	55%	59% to 68%	65% to 82%
6 months	6.43	42%	45% to 53%	50% to 66%
12 months	7.70	18%	22% to 28%	26% to 39%

Notes:
[1] Calculated as the sum of the cash consideration of $8.70 and the dividend of $0.41 less the VWAP per ABB Grain share, expressed as a percentage
[2] Calculated as the sum of the $4.35 cash consideration plus the assessed value of the Viterra Scrip times 0.4531 plus the ABB Grain Special Dividend of $0.41 less the price per ABB Grain shares, expressed as a percentage
[3] Calculated as the sum of the assessed value per Viterra Scrip times 0.9062 plus the ABB Grain Special Dividend of $0.41 less the price per ABB Grain share, expressed as a percentage
We have attributed a value per Viterra Scrip in the range of C$9.00 to C$10.00 and then applied an exchange rate of $1.00=C$0.88, the mid point of our estimated forecast exchange rate
Source: Bloomberg, KPMG analysis

The assessed value of the consideration to be received by ABB Grain shareholders under all three alternatives represents a premium (between 18 percent and 82 percent) over the market price of ABB Grain shares based on VWAP prices on and prior to 28 April 2009, being the period before the announcement of the acquisition proposal from Viterra for ABB Grain. We note that the actual premium changes with movements in the Viterra share price and the A$:C$ exchange rate.

We have undertaken an analysis of data in order to assess a reasonable range for implied acquisition premiums in Australia in the last ten years. Our analysis indicated that twenty day premiums ranged showed an average and median of approximately 23.1 percent and 17.4 percent respectively[38], after excluding outliers, which we have defined as those with negative premiums or those with premiums greater than 150 percent.

It is apparent from a review of these transactions that there is a wide dispersion of observed acquisition premiums. This is not unexpected given that acquisition premiums can be affected by a wide range of factors. Having considered these factors, and the nature of the distribution of our observed data we consider on balance it is reasonable to suggest that in Australia, successful transactions are typically likely to complete within an acquisition premium of 25 percent to 40 percent.

It is noted that acquisition premiums are often linked to the level of synergy value expected from the transaction. In regard to the synergies of the Proposed Scheme, Viterra has estimated anticipated

[38] Connect 4, 'Takeovers - Offer Summary Report' and KPMG analysis

8. Independent Expert's Report continued

synergies to be $30 million or approximately $0.17 per ABB Grain share, which does not include integration costs. Viterra has indicated that further estimates of synergies will only become clear after completion of the acquisition and further due diligence. However, Viterra has indicated the potential cost benefits will be minimal due to the geographic locations of the companies. KPMG notes the revenue benefits arising from strategic synergies of the Combined Group, may be significant, but are difficult to quantify. This is discussed further in Section 12.1.3, under Other advantages of the Proposed Scheme.

In respect to the Proposed Scheme, we consider it reasonable to expect there to be a premium to reflect the advantages of Viterra acquiring all the shares in ABB Grain and other strategic and operational benefits. We note that the observed premiums are above the typical premium range over the period covering six months before the Viterra Offer. In this regard, we note there are a number of reasons the implied premium may be greater than those typically observed, these include:

- At the end of 2008, ABB Grain announced that poor late spring rains had reduced crop forecasts to below 'normal' harvest year for the third successive year.

- In the last six to nine months, the global capital markets have been impacted by significant volatility, low levels of liquidity in the debt markets and significantly uncertain economic prospects. Such volatility in the financial markets typically leads to depressed share prices.

Nonetheless, when we look at the premium over the 12 month VWAP, it shows a range of between 18 percent to 39 percent, which overlaps with the typical premium range. It is noted that the initial period of the 12 month VWAP reflects higher share prices achieved during the soft commodities boom.

12.1.3 Other advantages of the Proposed Scheme to ABB Grain shareholders

The principal advantages of the Proposed Scheme for ABB Grain shareholders include:

- Flexibility of Viterra Offer: under the terms of the Proposed Scheme, ABB Grain shareholders are able to choose between the Standard Alternative, the Maximum Scrip Alternative and the Maximum Cash Alternative. Those shareholders who elect to receive Viterra Scrip as part or full consideration will gain an exposure to the business operations of the Combined Group. This exposure may result in a change to their current portfolio risk and return profile. The choice of consideration allows the shareholder to match their choice to their risk and return profile.

- Board and shareholder representation: under the terms of the Proposed Scheme, ABB Grain will have four representatives joining the Board of Directors of the Combined Group, one of whom will become Deputy Chairman. As such, it is expected that ABB Grain will gain representation on the Board of the Combined Group.

- Ability to participate in the Combined Group: ABB Grain shareholders can elect to receive all or a portion of the consideration in the form of Viterra Scrip (subject to scale back) which will enable ABB Grain shareholders to participate in any upside that is generated by the merger of the two entities. In relation to potential upside, this is expected to be generated through the following:

  - Diversification: the Combined Group will have greater diversification of operations across geography and thus will be less influenced by weather patterns in any particular region. It is noted that Australia and Canada have a low climatic correlation.

- Increased scale/size/market position: the Combined Group is likely to become one of the largest listed agriculture companies in the world and in particular, one of the largest exporters of wheat, canola and barley in the world. The Combined Group will be in a stronger position to compete with the leading global agriculture companies and as such, is expected to be able to improve its market position in all of the countries in which it operates. In particular, the Combined Group is expected to benefit from increased trading volumes within the Asian region.

- Stronger balance sheet: the Combined Group is likely to have a stronger balance sheet, which will give it greater capacity to participate in industry consolidation on a global basis and a domestic basis. The Combined Group is likely to be able to access capital that ABB Grain and/or Viterra were unable to access on a stand-alone basis.

- Complementary marketing channels: while ABB Grain and Viterra currently compete in some export markets, for the most part, ABB Grain management expects the Combined Group will be able to use its existing relationships to improve international trading opportunities, in particular in Asia and the Middle East.

- New markets: The Combined Group may be able to access new markets that ABB Grain and/or Viterra were previously unable to access on a stand-alone basis.

- Increased liquidity: Due to its increased size and market position, it is possible that the Combined Group will attract an increased level of investor interest that may generate an increased level of liquidity on the TSX.

We note that achieving the above-mentioned potential upside is not guaranteed and is subject to a number of risks outlined in the Scheme Booklet.

Further we note that based on the pro forma historical FY2008 EPS of the Combined Group of C$0.93 and the exchange ratio under the Standard Alternative consideration of 0.4531 Viterra Scrip per ABB Grain share, the implicit EPS after the Proposed Scheme is C$0.42 (calculated as C$0.93 multiplied by 0.4531) per ABB Grain share, which is higher than the historical FY2008 ABB Grain EPS of C$0.29 ($0.31) per ABB Grain share as set out in Section 9.2.1. Hence, the Combined Group is expected to have an improved EPS compared to ABB Grain.

12.1.4 Disadvantages of the Proposed Scheme to ABB Grain shareholders

The principal disadvantages of the Proposed Scheme for ABB Grain shareholders are:

- Capital gains tax exposure: while the Maximum Cash Alternative under the Proposed Scheme provides certainty in relation to the value of the consideration being received, it will potentially result in capital gains tax consequences for ABB Grain shareholders arising earlier than may have otherwise been the case.

- Cap of scrip offered: the number of Viterra Scrip to be issued under the Proposed Scheme is capped at 78.3 million shares. This cap may be a disadvantage for those ABB Grain shareholders who wish to take their consideration in the form of all shares, unless sufficient shareholders do not make scrip election and so receive cash for ABB Grain shares.

8. Independent Expert's Report continued

- Cap on cash offered: the amount of cash offered under the Proposed Scheme is capped at $1.13 billion or approximately 75 percent of the ABB Grain shares to be acquired. This cap may be a disadvantage for those ABB Grain shareholders who wish to take their consideration in the form of cash or greater than 75 percent cash as their cash election may not be fully satisfied. To this extent, a cash out facility is available where shareholders who have selected the Maximum Cash Alternative, will have the ability to have any Viterra Scrip aggregated and sold on their behalf free from brokerage costs for small shareholders[39].

- Uncertainty associated with value of scrip: In this regard, the actual value of the consideration under the Maximum Scrip Alternative and Standard Alternative is uncertain at the time of the election and will depend on:

  - the price at which Viterra Scrip will trade on the TSX

  - the exchange rate at the time.

- Integration risk: there is a chance that some of the potential upside of the transaction may not occur. This will depend on, inter alia, the effective and efficient integration of the two companies. In this regard, it is noted that Viterra successfully acquired and integrated Agricore in 2007 and as such, Viterra management have experience in integration. Nonetheless, we note there are risks involved in the integration process.

- Foreign exchange exposure: Shareholders that elect to receive Viterra Scrip as part of the consideration will not only gain exposure to the Combined Group, but they will also gain exposure to fluctuations in the exchange rates between Canada and Australia, which may change their current portfolio risk profile.

- CDI liquidity: Where a shareholder elects to receive scrip in the form of Viterra CDIs listed on the ASX, we note that while the Viterra CDIs are expected to trade in line with Viterra shares on the TSX, the market for investment in the Viterra CDIs listed on the ASX may not be as liquid as the market for the Viterra shares listed on the TSX, which may or may not result in CDIs trading at a discount to Viterra shares. We note, however, that holders of Viterra CDIs may at any time convert their Viterra CDIs into Viterra shares listed on the TSX by contacting Viterra's Australian Registry (Computershare) or their stock broker and no fee is payable for the conversion.

- Dividend uncertainty: Viterra does not currently have a dividend policy and has not paid a dividend since it was Saskatchewan Wheat Pool in 1999. In this regard, the Scheme Booklet states that the Combined Group will be focused on growth opportunities going forward. However, Viterra has also indicated the board of directors of the Combined Group will assess the merits of a dividend policy following the implementation of the Proposed Scheme and may introduce a dividend policy if it is considered to be in the best interests of all shareholders and consistent with the Combined Group's strategic and financial objectives. Depending on the preferences of individual shareholders and if a dividend policy is not introduced, this may be a disadvantage to some shareholders depending on their risk and return profile.

---

[39] Brokerage will not be paid by shareholders who become entitled to 1,000 Viterra Scrip or less as a result of scaling back of elections for Maximum Cash Consideration, except Ineligible Foreign ABB Grain shareholders.

- Foregoing of franking credits: Under the terms of the Proposed Scheme, ABB Grain will pay a special dividend of $0.41, which will be fully-franked. However, going forward, assuming Viterra changes its current strategy and decides to pay dividends, no franking credits would attach to the dividends.

- Ownership dilution: Shareholders of ABB Grain will hold a reduced stake in the Combined Group, which will reduce their influence over the activities of the Combined Group, which may be of greater concern to shareholders who are also growers. However, in this regard, it is noted that Viterra has a similar history to ABB Grain, having also originated as a grower co-operative and Viterra has indicated that it is committed to grower education and training and will commit significant resources to improve farm business management skills, marketing expertise and best practices among Australian growers.

- Enforcement of shareholder rights: If the Proposed Scheme is approved, it may be more difficult for ABB Grain shareholders who elect to receive Viterra Scrip to seek enforcement of their rights as a shareholder in the Combined Group as it will be governed by Canadian law.

12.1.5 The price of ABB Grain shares is likely to fall in the absence of the Proposed Scheme

Following the announcement of the Proposed Scheme until the date of this report, ABB Grain shares have traded in the range of $8.67 to $9.55. This range compares to the one month and three month VWAPs of ABB Grain shares prior to the Initial Announcement Date of $6.22 and $5.88 respectively.

It is not possible to accurately predict the prices at which ABB Grain shares might trade in the future in the absence of the Proposed Scheme or a Superior proposal (by Viterra or any other parties). However, in the absence of any unexpected events impacting the company, it is likely that the price of ABB Grain shares on the ASX will fall below the Maximum Cash Alternative under the Proposed Scheme.

It is noted that while financial markets have been depressed in the last six to nine months, they have generally trended upwards since mid-March 2009, ABB Grain included. However, ABB Grain revised its earnings guidance downwards in May 2009 and again in July 2009, when the Proposed Scheme was already announced, and it is arguable this has not been reflected its share price.

12.1.6 No superior proposal for ABB Grain shares has emerged

Following the announcement of the Proposed Scheme, potential alternative acquirers have had the opportunity to make competing offers for ABB Grain. The Directors of ABB Grain have advised us that no such offers have been received.

We note that approximately two months will elapse between the date of this report and ABB Grain shareholders meeting to consider the Proposed Scheme. In the event that a superior proposal emerges within this timeframe, ABB Grain shareholders could elect to vote against the Proposed Scheme.

12.1.7 Tax implications of the Proposed Scheme for ABB Grain shareholders

ABB Grain shareholders should refer to the independent taxation report prepared by Deloitte, which is included in the Scheme Booklet in relation to the tax effects of the Proposed Scheme. That report discusses the general income tax consequences for ABB Grain shareholders in respect of the receipt of a fully franked dividend and disposal of ABB Grain shares in exchange for cash and/or Viterra Scrip under

8. Independent Expert's Report continued

the Proposed Scheme. However, the specific tax implications for each ABB Grain shareholder will depend upon the particular circumstances of the person or entity, therefore ABB Grain shareholders should seek and rely on their own taxation advice where appropriate.

12.1.8 Implications if the Proposed Scheme is not approved

In the event the Proposed Scheme does not proceed ABB Grain shares will continue to be listed on the ASX. The Board of Directors of ABB Grain has advised that they intend to continue to develop the ABB Grain business in a manner similar to that pursued over the last 12 months.

In this regard, we note:

- ABB Grain shares are likely to trade at lower levels than current levels and the consideration offered by Viterra under the Proposed Scheme (refer to Section 12.1.5).
- The expected advantages of the Proposed Scheme will not be realised. However, some of the possible disadvantages and risks of the Proposed Scheme will not arise.
- ABB Grain may, in certain circumstances, become liable to pay Viterra $16 million being the agreed amount of reimbursement of certain costs of Viterra.
- ABB Grain will have incurred costs, estimated at $7.5 million and expended management time in relation to the Proposed Scheme.
- ABB Grain will need to continue their search for a Managing Director to succeed Michael Iwaniw. We understand ABB Grain had already begun this search, but has put discussions on hold pending the outcome of the Proposed Scheme.
- ABB Grain will still be exposed to the same risks that the business currently faces, meaning the business will not be de-risked.

12.2 General advice

In forming our opinion, we have considered the interests of ABB Grain shareholders, as a whole. This advice therefore does not consider the financial situation, objectives or needs of individual shareholders in ABB Grain. It is not practical or possible to assess the implications of the Proposed Scheme on individual shareholders as we do not know their financial circumstances.

The decision of shareholders as to whether or not to accept the Proposed Scheme is a matter for individuals based on, amongst other things, their risk profile, liquidity preference, investment strategy and tax position. Individual shareholders should therefore consider the appropriateness of our opinion to their specific circumstances before acting on it.

As an individual's decision to accept or reject the Proposed Scheme may be influenced by his or her particular circumstances, we recommend that individual shareholders including residents of foreign jurisdictions seek their own independent professional advice.

12.3 Conclusion

In our opinion, having regard to the matters set out in this report and in the absence of a superior proposal, the Viterra Offer is fair, it is also reasonable and therefore the Proposed Scheme is in the best interests of ABB Grain shareholders.

8. Independent Expert's Report continued

Appendix 1 – KPMG Disclosures

Qualifications

The individuals responsible for preparing this report on behalf of KPMG are Ian Jedlin, Lilian Look and Don Manifold.

Ian Jedlin is a Partner in the KPMG Partnership and is an Executive Director in KPMG. Ian holds a Master of Commerce from the University of New South Wales, is a Fellow of the Financial Services Institute of Australasia and an Associate of the Institute of Chartered Accountants in Australia. Ian has had in excess of 19 years experience in the preparation of independent reports on the valuation of shares and businesses.

Lilian Look is a Partner in the KPMG Partnership and is an Executive Director in KPMG. Lilian holds a Bachelor of Economics, a Bachelor of Laws, is a Fellow of the Financial Services Institute of Australasia and is an Associate of CPA Australia and the Institute of Chartered Accountants in Australia. Lilian has had in excess of 10 years experience in the preparation of independent reports on the valuation of shares and businesses.

Don Manifold is a Partner in the KPMG Partnership and is an Executive Director of KPMG. He holds a Bachelor of Economics (Accounting) with honours, a Master of Business Administration from the Australian Graduate School of Management and is a Member of the Institute of Chartered Accountants in Australia. Don has over 10 years experience in the provision of merger and acquisition advice and considerable experience in the preparation of independent expert reports and the valuation of shares and businesses.

Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than KPMG's opinion as to whether the Proposed Scheme is in the best interests of ABB Grain shareholders. KPMG expressly disclaims any liability to any ABB Grain shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

Other than this report, neither KPMG nor the KPMG Partnership has been involved in the preparation of the Scheme Booklet or any other document prepared in respect of the Proposed Scheme. Accordingly, we take no responsibility for the content of the Scheme Booklet as a whole or other documents prepared in respect of the Proposed Scheme.

Independence

KPMG is entitled to receive a fee of approximately $300,000, excluding GST, for the preparation of this report. Except for these fees, KPMG has not received and will not receive any pecuniary or other benefit whether direct or indirect for or in connection with the preparation of this report.

From time-to-time, KPMG and the KPMG Partnership have undertaken professional assignments for ABB Grain or its affiliated entities. These assignments involved providing corporate and tax advice.

Other than this report, none of these assignments related to any aspect of the Proposed Scheme. By way of disclosure, over the past two years, KPMG and the KPMG Partnership earned professional fees in the order of $480,000 from ABB Grain.

Further, employees of KPMG, the KPMG Partnership and its affiliated entities may hold securities in ABB Grain and/or Viterra. However, no individual involved in the preparation of this report, or review thereof, holds a material direct interest in the securities of ABB Grain and/or Viterra. With the exception of these matters, neither KPMG or the KPMG Partnership will receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

During the course of this engagement, KPMG provided draft copies of this report to management of ABB Grain for comment as to factual accuracy, as opposed to opinions, which are the responsibility of KPMG alone. Changes made to this report as a result of these reviews have not changed the opinions reached by KPMG.

Consent to being named in Scheme Booklet

KPMG Corporate Finance (Aust) Pty Ltd, ABN 43 007 363 215 of 151 Pirie St, Adelaide, SA 5000 acknowledges that:

- ABB Grain proposes to issue a Scheme Booklet in respect of the scheme of arrangement between ABB Grain and Viterra to be sent to the holders of ABB Grain shares (Scheme Booklet)
- the Scheme Booklet will be issued in hard copy and be available in electronic format
- it has previously received a copy of the draft Scheme Booklet (draft Scheme Booklet) for review
- it is named in the Scheme Booklet as the 'independent expert' and the Scheme Booklet includes its IER in Section 8 of Part B of the Scheme Booklet .

On the basis that the Scheme Booklet is consistent in all material respects with the draft Scheme Booklet received, KPMG consents to it being named in the Scheme Booklet in the form and context in which it is so named, to the inclusion of its IER in Section 8 of Part B of the Scheme Booklet and to all references to its IER in the form and context in which they are included, whether the Scheme Booklet is issued in hard copy or electronic format or both.

KPMG has not authorised or caused the issue of the Scheme Booklet and takes no responsibility for any part of the Scheme Booklet, other than any references to its name and the IER as included in Section 8.

Neither the whole nor the any part of this report nor any reference thereto may be included in any other document without the prior written consent of KPMG as to the form and context in which it appears.

Indemnity

ABB Grain has agreed to indemnify and hold harmless KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership against any and all losses, claims, costs, expenses, actions, demands, damages, liabilities or any other proceedings, whatsoever incurred by KPMG, the KPMG

8. Independent Expert's Report continued

Partnership and/or KPMG entities related to the KPMG Partnership in respect of any claim by a third party arising from or connected to any breach by ABB Grain of its obligations.

ABB Grain has also agreed that KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership shall not be liable for any losses, claims, expenses, actions, demands, damages, liabilities or any other proceedings arising out of reliance on any information provided by ABB Grain or any of its representatives, which is false, misleading or incomplete. ABB Grain has agreed to indemnify and hold harmless KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership from any such liabilities we may have to ABB Grain or any third party as a result of reliance by KPMG, the KPMG Partnership and/or KPMG entities related to the KPMG Partnership on any information provided by ABB Grain or any of its representatives, which is false, misleading or incomplete.

Appendix 2 – Sources of information

In preparing this report we have been provided with and considered the following main sources of information:

Public information

Company and transaction information

- latest draft copy of the Scheme Booklet dated 22 July 2009 in relation to the Proposed Scheme
- various ABB Grain annual reports up to the year ended 30 September 2008 and the six months to 31 March 2009
- various Viterra annual reports up to the year ended 31 October 2008 and the six months to 30 April 2009
- earnings guidance for ABB Grain as advised by management
- various brokers, comparable companies, independent expert and analyst reports and company websites
- financial information from Bloomberg and IRESS
- financial information and reports from DatAnalysis and Connect4
- various ASX and TSX company announcements for ABB Grain and Viterra
- various press releases, public announcements, media and analyst presentation material and other public filings by ABB Grain and Viterra
- various comparable company and transaction information from Zephyr, SDC Thomson and MergerMarkets
- various discussions and email correspondences with management and financial advisers to ABB Grain and legal advisers of Viterra.

Industry information

- various data series and publications from the Australian Bureau of Agricultural and Resource Economics
- various data series and publications from the CIBC Research
- various data series and publications from the OECD
- various data series and publications from the United States Department of Agriculture

8. Independent Expert's Report continued

- various data series and publications from IBISWorld
- various data series and publications from the Canadian Grain Commission.

Non public information

- other confidential documents, board papers, presentations and working papers of ABB Grain.

Appendix 3 – Overview of valuation methodologies

Discounted cash flow methodology

Value is future oriented and accordingly the theoretically correct manner to assess value is to consider future earnings potential of a business. Under a DCF approach, forecast cash flows are discounted back to the valuation date, generating a net present value for the cash flow stream of the business. A terminal value at the end of the explicit forecast period is then determined and that value is also discounted back to the valuation date and added to the net present value of the cash flow stream to give an overall value for the business.

In a DCF valuation, the forecast period should be of such a length to enable the business to achieve a stabilised level of earnings, or to be reflective of an entire operation cycle for more cyclical industries. Typically, a forecast period of at least five years is required, although this can vary by industry and by sector within a given industry.

Discount rate

The rate at which the future cash flows are discounted (the discount rate) should reflect not only the time value of money, but also the risk associated with the business' future operations. This means that in order for a DCF to produce a sensible valuation figure, the quality of the underlying cash flow forecasts is fundamental.

The discount rate typically employed is the weighted average cost of capital of the business, reflecting an optimal (as opposed to actual) financing structure, which is applied to unleveraged cash flows and results in an enterprise value for the business. Alternatively, in certain circumstances, it is more appropriate to apply an equity approach, which takes the business' cost of equity and applies it to leveraged cash flows to determine an equity value for the business.

Terminal value

In calculating the terminal value, regard must be had to the business' potential for further growth beyond the explicit forecast period. The "constant growth model", which applies an expected constant level of growth to the cash flow forecast in the last year of the forecast period and assumes such growth is achieved in perpetuity, is a common method. The terminal value calculation should be cross-checked for reasonableness against implied exit multiples.

Capitalisation of earnings methodology

An earnings based approach estimates a sustainable level of future earnings for a business (assessed earnings) and applies an appropriate multiple to those earnings, capitalising them into a value for the business. The earnings bases to which a multiple is commonly applied include EBITDA, earnings before interest, taxation, and amortisation (EBITA), earnings before interest and taxation (EBIT) and NPAT.

In assessing the earnings of the business being valued, factors to be taken into account include whether the historical performance of the business reflects the expected level of future operating performance, particularly in cases of continued development or when significant changes occur in the operating environment and when the underlying business is cyclical.

8. Independent Expert's Report continued

KPMG

With regard to the multiples applied in an earnings based valuation, they are generally based on data from listed companies and recent transactions in a comparable sector, with appropriate adjustment after consideration has been given to the specific characteristics of the business being valued.

The multiples derived for comparable quoted companies are generally based on share prices reflective of the trades of small parcels of shares. As such, they generally reflect multiples reflective of the prices at which portfolio interests change hands. That is there is no premium for control incorporated within such pricing. They may also be impacted by the level of liquidity in trading of the particular stock. Accordingly, when valuing a business en bloc (i.e. 100 percent) it is appropriate to also reference the multiples achieved in recent transactions, where a control premium and breadth of purchaser interest are more fully reflected.

An earnings approach is effectively a proxy for the DCF valuation approach. It may be used as a primary valuation approach where the business subject to valuation is a stable business operating in a relatively mature or developed industry, or to provide a market cross-check to the conclusions reached under a theoretical DCF approach. An earnings approach is also commonly adopted when sufficiently reliable forecast information to undertake a DCF is not available.

Net assets or cost based methodology

Under a net assets or cost based approach, total value is based on the sum of the net asset value or the costs incurred in developing a business to date, plus, if appropriate, a premium to reflect the value of intangible assets not recorded on the balance sheet.

Net asset value is determined by marking every asset and liability on (and off) the company's balance sheet to current market values.

A premium is added, if appropriate, to the marked-to-market net asset value, reflecting the profitability, market position and the overall attractiveness of the business. The net asset value, including any premium, can be matched to the "book" net asset value, to give a price to net assets, which can then be compared to that of similar transactions or quoted companies.

A net asset or cost based methodology is most appropriate for businesses where the value lies in the underlying assets and not the ongoing operations of the business (eg. real estate holding companies). A net asset approach is also useful as a cross-check to assess the relative riskiness of the business (eg. through measures such as levels of tangible asset backing).

Alternative acquirer

This valuation methodology considers the premium price that an alternative acquirer is prepared to pay for a business as a result of potential economies of scale, reduction in competition and synergies with existing operations or other factors.

Industry specific methodology

Depending on the industry in which the business operates, an industry specific approach may be appropriate in assessing value. Industry specific methodologies typically involve the application of a 'rule of thumb', which is accepted within the industry as an appropriate basis for benchmarking value.

Industry specific methodologies typically involve the application of a multiplier to an operating metric such as revenue, customer numbers or funds under management.

The multiplier applied is determined with reference to common perception in the market, which is supported through empirical evidence from recently completed transactions.

An industry specific methodology is most appropriate as a cross-check of the value determined by applying one of the above methodologies as a primary methodology.

Enterprise or equity value

Depending on the valuation approach selected and the treatment of the business' existing debt position, the valuation range calculated will result in either an enterprise value or an equity value being determined.

An enterprise value reflects the value of the whole of the business (i.e. the total assets of the business including fixed assets, working capital and goodwill/intangibles) that accrues to the providers of both debt and equity. An enterprise value will be calculated if a multiple is applied to unleveraged earnings (i.e. revenue, EBITDA, EBITA or EBIT) or unleveraged free cash flow.

An equity value reflects the value that accrues to the equity holders. To compare an enterprise value to an equity value, the level of net debt must be deducted from the enterprise value. An equity value will be calculated if a multiple is applied to leveraged earnings (i.e. NPAT) or free cash flow, post debt servicing.

8. Independent Expert's Report continued

Appendix 4 – Comparable company and transaction multiples

Comparable company multiples

We have identified a number of groups and companies (comparable companies) with comparable operations to those of ABB Grain and Viterra. A synopsis of these companies is included below.

In assessing the comparable companies, it should be noted that:

- Whilst the comparable companies have operations similar in nature to that of ABB Grain and Viterra, none of the comparable companies' operations match exactly those of ABB Grain and Viterra, and therefore are not directly comparable.
- The comparable companies are also different in terms of their size and growth profile, as well as the size and characteristics of the market segments in which they operate.
- There are other industry specific factors affecting comparability of companies.
- Trading multiples of publicly listed companies reflect the investment expectations of portfolio investors. That is, they represent trading in parcels of shares to which no premium for control attaches.

The comparable information obtained in our analysis is detailed in the table on the following page.

Table A4-1: Comparable companies

Comparable Companies	Country	Last reported financials	Market Capitalisation (1) $m	EBITDA Margin (2) %	2008 Historical Revenue Multiple (3) times	2008 Historical EBITDA Multiple (4) times	2009 Forecast EBITDA Multiple (5) times	2010 Forecast EBITDA Multiple (6) times
ABB Grain Limited	**AU**	**Sep-08**	**1,209.6**	**5.1%**	**0.7x**	**11.1x**	**9.7x**	**7.4x**
Viterra Inc	**CA**	**Oct-08**	**2,571.8**	**7.9%**	**0.3x**	**4.1x**	**5.8x**	**5.0x**
Australian Diversified grain								
GrainCorp Ltd	AU	Sep-08	454.3	2.1%	0.6x	28.1x	8.6x	6.1x
AWB Ltd	AU	Sep-08	473.4	2.2%	0.6x	29.3x	22.6x	21.7x
Average				**2.2%**	**0.6x**	**28.7x**	**15.6x**	**13.9x**
Median				**2.2%**	**0.6x**	**28.7x**	**15.6x**	**13.9x**
Low				**2.1%**	**0.6x**	**28.1x**	**8.6x**	**6.1x**
High				**2.2%**	**0.6x**	**29.3x**	**22.6x**	**21.7x**
Australian Rural Services (Provision Of Agri-products, Financial Services, Farm Supplies)								
Nufarm Ltd	AU	Jul-08	2,394.3	14.0%	1.4x	10.2x	7.6x	7.3x
Elders Ltd	AU	Jun-08	319.5	3.2%	0.3x	8.5x	6.3x	5.6x
Ridley Corporation Limited	AU	Jun-08	246.3	6.7%	0.6x	8.5x	8.6x	8.5x
Ruralco Holdings Ltd	AU	Jun-08	110.0	2.9%	0.3x	9.0x	7.0x	6.4x
Average				**6.7%**	**0.6x**	**9.0x**	**7.4x**	**7.0x**
Median				**4.9%**	**0.4x**	**8.8x**	**7.3x**	**6.9x**
Low				**2.9%**	**0.3x**	**8.5x**	**6.3x**	**5.6x**
High				**14.0%**	**1.4x**	**10.2x**	**8.6x**	**8.5x**

Notes:
1. *Represents market capitalisation as at 27 April 2009 (denominated in millions of Australian dollars)*
2. *Represents historic EBITDA as a percentage of historic revenue*
3. *Represents enterprise value divided by historic revenue*
4. *Represents enterprise value divided by historic EBITDA*
5. *Represents enterprise value divided by forecast EBITDA (broker consensus)*
6. *Represents enterprise value divided by 2010 forecast EBITDA (broker consensus)*

"n/a" data not available / not applicable
Source: Bloomberg, downloaded on 28 May 2009

Table A4-2 Comparable companies

Comparable Companies	Country	Last reported financials	Market Capitalisation	EBITDA Margin	2008 Historical Revenue Multiple	2008 Historical EBITDA Multiple	2009 Forecast EBITDA Multiple	2010 Forecast EBITDA Multiple
			(1)	(2)	(3)	(4)	(5)	(6)
			$m	%	times	times	times	times
International Diversified Grain								
Olam International Ltd	SI	Jun-08	2,693.7	4.5%	0.7x	15.0x	11.3x	9.9x
Noble Group Ltd	HK	Dec-08	3,629.2	2.2%	0.1x	4.9x	5.8x	5.0x
General Mills Inc.	US	May-08	22,647.5	19.8%	1.7x	8.4x	8.2x	7.8x
Archer-Daniels-Midland Company	US	Jun-08	21,752.9	4.5%	0.4x	8.1x	6.1x	8.4x
ConAgra Foods Inc.	US	May-08	11,003.9	10.7%	1.0x	9.4x	7.8x	7.4x
Bunge Ltd	US	Dec-08	7,960.4	5.4%	0.2x	3.7x	7.4x	6.2x
Hormel Foods Corp.	US	Oct-08	5,639.3	9.4%	0.6x	6.8x	6.7x	6.3x
Corn Products International Inc.	US	Dec-08	2,158.3	14.2%	0.6x	4.1x	5.1x	4.8x
Andersons Inc/The	US	Dec-08	403.2	2.8%	0.2x	6.0x	5.7x	4.9x
Alliance Grain Traders Income Fund	CA	Dec-08	87.6	n/a	0.3x	n/a	3.1x	1.9x
Average				**8.2%**	**0.6x**	**7.4x**	**6.7x**	**6.3x**
Median				**5.4%**	**0.5x**	**6.8x**	**6.4x**	**6.2x**
Low				**2.2%**	**0.1x**	**3.7x**	**3.1x**	**1.9x**
High				**19.8%**	**1.7x**	**15.0x**	**11.3x**	**9.9x**
International Rural Services (Provision Of Agri-products, Financial Services, Farm Supplies)								
Agrium Inc.	CA	Dec-08	8,870.2	23.7%	0.8x	3.5x	4.9x	4.5x
Carr's Milling Industries plc	GB	Aug-08	76.1	4.5%	0.2x	3.4x	5.3x	4.3x
PGG Wrightson Ltd	NZ	Jun-08	302.7	4.0%	0.7x	18.1x	8.4x	8.2x
Average				**10.7%**	**0.6x**	**8.4x**	**6.2x**	**5.6x**
Median				**4.5%**	**0.7x**	**3.5x**	**5.3x**	**4.5x**
Low				**4.0%**	**0.2x**	**3.4x**	**4.9x**	**4.3x**
High				**23.7%**	**0.8x**	**18.1x**	**8.4x**	**8.2x**

Notes:
1 Represents market capitalisation as at 27 April 2009 (denominated in millions of Australian dollars)
2 Represents historic EBITDA as a percentage of historic revenue
3 Represents enterprise value divided by historic revenue
4 Represents enterprise value divided by historic EBITDA
5 Represents enterprise value divided by forecast EBITDA (broker consensus)
6 Represents enterprise value divided by 2010 forecast EBITDA (broker consensus)
"n/a" data not available / not applicable
Source: Bloomberg, downloaded on 28 May 2009

Table A4-3: Description of comparable companies*

Comparable Companies	
Australian Diversified Grain	
GrainCorp Ltd	GrainCorp Limited provides grain industry related services in Australia. The Group provides grain and bulk commodities handling and storage for growers, end users and marketing organizations. The Group also operates grain pools, provides transportation services for bulk commodities along with farming products and flour milling and mixing services.
AWB Limited	AWB Limited is a domestic and international grain management and marketing company which markets wheat and other grains on behalf of Australian grain growers, including barley, sorghum, oilseeds and pulses. The Company also provides financing to grain growers, supplies agricultural products and rural services and is involved in grain acquisition and trading.
Australian Rural Services (Provision of Agri-products, Financial Services, Farm Supplies)	
Nufarm Ltd	Nufarm Limited manufactures and supplies a range of agricultural chemicals used by farmers to protect crops from damage caused by weeds, pests and disease. The Company has worldwide operations.
Elders Ltd	Elders Ltd. offers rural services. The Company brokers and processes wool, buys and sells grain, retails seed, fertiliser, animal health and other farm products, offers banking and insurance services, brokers and manages real estate, and markets meat.
Ridley Corporation Limited	Ridley Corporation Limited, through its subsidiaries, operates stockfeed mills, which produce and distribute animal feed products for the beef, dairy, pig and poultry industries. The Company also operates salt refineries and produces crude salt along with providing rural products and services.
Ruralco Holdings Ltd	Ruralco Holdings Limited manufactures and distributes chemical fertilisers, seeds and other rural merchandise. The Company's products are sold in Australia and overseas through a network of branches and agencies. Ruralco also offers rural real estate and insurance services, water transfers, wool and livestock.
International Diversified Grain	
Olam International Ltd	Olam International Limited is an international integrated supplier of both raw and processed agricultural commodities. The Group sources, processes, stores, transports, ships, distributes, trades and markets agricultural products. Olam International also provides insurance related services.
Noble Group Ltd	Noble Group Limited provides global supply chain management services for agricultural, industrial and energy products including coal and coke, clean fuels, fuel oil, petrochemicals and carbon credits. The Group is primarily involved in the agricultural, energy, metals, minerals and ores, and logistics industries.
General Mills Inc.	General Mills, Inc. manufactures and markets branded and packaged consumer foods worldwide. The Company also supplies branded and unbranded food products to the foodservice and commercial baking industries.
Archer-Daniels-Midland Co	Archer-Daniels-Midland Company procures, transports, stores, processes, and merchandises agricultural commodities and products. The Company processes oilseeds, corn, milo, oats, barley, peanuts, and wheat. Archer-Daniels-Midland also processes produce products which have primarily two end uses including food or feed ingredients.
ConAgra Foods Inc	ConAgra Foods, Inc. manufactures and markets packaged foods for retail consumers, restaurants and institutions. The Company offers a wide range of food products, including meals, entrees, condiments, sides, snacks, specialty potato products, milled grain ingredients, dehydrated vegetables and seasonings, and blends and flavours.

* Descriptions extracted from Bloomberg LLC

8. Independent Expert's Report continued

Comparable Companies	
Bunge Ltd	Bunge Limited is an integrated global agribusiness and food company spanning the farm-to-consumer food chain. The Company processes soybeans, produces and supplies fertiliser, manufactures edible oils and shortenings, mills dry corn and wheat, manufactures isolated soybean protein, and produces other food products. Bunge has primary operations in North and South America.
Hormel Foods Corp.	Hormel Foods Corporation manufactures and markets consumer-branded meat and food products. The Company processes meat and poultry products and produces a variety of prepared foods. Hormel markets its products around the world under a variety of branded names.
Corn Products International Inc.	Corn Products International, Inc. refines corn and produces sweeteners and starches. The Company has customers in a wide range of industries, including the food, soft drink, brewing, pharmaceutical, corrugating, paper, and textile industries. Corn Products has Company-owned operations, joint ventures, alliances, and technical licenses in countries around the world.
Andersons Inc	The Andersons, Inc. merchandises grain, operates grain elevator facilities, distributes wholesale agricultural fertiliser, and distributes agricultural inputs to dealers and farmers. The Company also manufactures lawn fertiliser and corncob-based products, and purchases, sells, repairs, and leases railcars. In addition, The Andersons operates retail stores and a distribution centre.
Alliance Grain Traders Income Fund	Alliance Grain Traders Income Fund is a limited purpose open-ended trust. The trust, through its subsidiaries buys, processes, and sells specialty crops for export markets. Alliances business is focused on the green lentil market, exporting primarily to South America, North Africa, and the Middle East.
International Rural Services (Provision of Agri-products, Financial Services, Farm Supplies)	
Agrium Inc	Agrium Inc. supplies nitrogen, potash and phosphate for agricultural, industrial, and specialty use. The Company operates throughout the America's while it markets its products globally.
Carr's Milling Industries plc	Carr's Milling Industries plc has diversified interests in agriculture business, food production and engineering. The Company produces animal feed and fertiliser blends, retails agricultural products and other foods, as well as providing engineering services and commercial vehicle body repairs.
PGG Wrightson Ltd	PGG Wrightson is New Zealand's largest – and only nationwide – provider of products and services to the agricultural sector. It offers a wide range of products, services and solutions to farmers, growers and processors in New Zealand, and to processors and end-users internationally. It trades under the PGG Wrightson brand in New Zealand, apart from the Lower North Island where the Livestock, Wool and Rural Supplies businesses are conducted under the Williams & Kettle brand.

Source: Bloomberg

Comparable transaction multiples

We have reviewed transactions in the agribusiness industry over the last seven years. Where public information is available, it is summarised on the following page. In considering comparable transaction information, we note:

- The transaction multiples have been calculated based on the target's last full financial year results prior to the transaction.
- It is difficult to find comparable transaction information involving companies directly comparable to ABB Grain due to specific factors including:
  - differences in the various market segments, size, growth profiles and geographical locations in which companies involved in comparable transactions operated in
  - differences in operating and ownership structures
  - differences in crop seasons during which the transactions occurred.
- The transactions typically resulted in the transfer of control to the acquiring entity. As such, the implied multiples include a premium of control. This premium often reflects the synergistic benefits of the transaction to the acquirer, as well as the payment of a simple control premium. There is insufficient publicly available information to determine the extent to which implied multiples relate to operating synergies as opposed to a simple control premium.
- The control premium paid is not explicitly determined, rather it is an outcome of the transaction being completed at a price that is acceptable to the acquirer. Therefore, depending on the nature of the transaction, the circumstances of the acquirer and the business being acquired, the control premium paid in each case is likely to vary over a wide range.

Table A4-4 Comparable transactions

Date	Target	Target Country	Acquirer	% Acquired	Transaction Equity Value $m	Transaction Enterprise value $m	Transaction Enterprise value US$	Historical Revenue multiple (times)	Historical EBITDA Multiple (times)
Australian transactions									
Jul-08	Mulgrave Central Mill Co Ltd	Australia	The Maryborough Sugar Factory Ltd	100	59	59	56	0.7x	8.2x
Mar-07	Queensland Cotton Holdings Ltd	Australia	Olam International Ltd	100	166	279	245	0.6x	9.8x
Dec-05	Roberts Ltd	Australia	Ruralco Holdings Ltd	89	133	175	132	0.9x	11.2x
May-04	AusBulk	Australia	ABB	100	556	706	504	1.4x	13.5x
Aug-03	Wesfarmers - Landmark farm supplies	Australia	AWB	100	718	825	534	0.6x	11.4x
Feb-03	Grainco	Australia	GrainCorp	100	105	163	116	0.2x	9.0x
Nov-02	Joe White Maltings	Australia	AusBulk	80	144	165	90	1.0x	9.6x
Average								**0.8x**	**10.4x**
Median								**0.7x**	**9.8x**
Low								**0.2x**	**8.2x**
High								**1.4x**	**13.5x**
Other international transactions considered									
Feb-07	Tate & Lyle Canada Ltd	Canada	American Sugar Refining Inc	100			257	0.8x	7.3x
Nov-06	Agricore United	Canada	Saskatchewan Wheat Pool Inc	100	1,253	1,829	1,713	0.6x	13.0x
Jul-05	Wrightson Limited [1]	New Zealand	PGG Wrightson Limited	100	260.1	434	298	0.6x	11.0x
Average								**0.6x**	**9.4x**
Median								**0.6x**	**10.0x**
Low								**0.2x**	**5.9x**
High								**0.8x**	**13.0x**

Notes
n/a Information not available
1. Included interest income and expense in earnings as they are part of the normal operations of the target's business
Source: MergerMarkets, various brokers reports, SDC Thomson

Investigating Accountant's Report



9

9. Investigating Accountant's Report

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
ABB Grain Ltd
124 – 130 South Terrace
ADELAIDE SA 5000
AUSTRALIA

27 July 2009

Dear Sirs,

Investigating Accountant's Report – Proposed Scheme of Arrangement for the acquisition of ABB Grain Ltd by Viterra Inc.

1 Introduction

At the request of the Directors of ABB Grain Ltd (ABB) this report has been prepared for inclusion in the Scheme Booklet to be dated on or about 30 July 2009 in connection with the proposed Scheme of Arrangement for the acquisition of ABB by a wholly-owned subsidiary of Viterra Inc. (Viterra) (together, the Combined Group).

This report relates to certain ABB and Viterra summary historical financial information and Combined Group pro-forma historical financial information to be disclosed in the Scheme Booklet.

A number of defined words and terms used in this report have the same meaning as set out in the Glossary contained in the Scheme Booklet.

2 Financial Information

2.1 ABB Historical Financial Information

The summary historical financial information of ABB, as set out in Sections 2.5 to 2.7 of Part B of the Scheme Booklet, comprises:

- Consolidated statements of income of ABB for the three years ended 30 September 2008 and the six months ended 31 March 2009
- Consolidated balance sheets of ABB as at 30 September 2006, 30 September 2007, 30 September 2008 and 31 March 2009
- Consolidated statements of cash flows of ABB for the three years ended 30 September 2008 and the six months ended 31 March 2009 (together, ABB Historical Financial Information)

The ABB Historical Financial Information has been extracted from the audited financial statements of ABB for the three financial years ended 30 September 2008 which have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS) and the reviewed financial statements of ABB for the half year ended 31 March 2009 which have been prepared in accordance with AASB 134 *Interim Financial Reporting*. The financial statements for the financial years ended 30 September were audited by ABB's external auditor in accordance with Australian Auditing Standards and the related independent auditor's reports to the members of ABB were unqualified. The financial statements for the half year ended 31 March 2009 were reviewed by ABB's external auditor in accordance with Australian Auditing Standards applicable to review engagements and the related independent auditor's review report to the members of ABB was unqualified.

Deloitte

Page 2
27 July 2009

The ABB Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to financial reports prepared in accordance with the Corporations Act 2001 (Corporations Act).

2.2 Viterra Historical Financial Information

The summary historical financial information of Viterra, as set out in Section 3.6 of Part B of the Scheme Booklet, comprises:

- Consolidated statements of earnings of Viterra for the year ended 31 October 2008 and the six months ended 30 April 2009
- Consolidated balance sheets of Viterra as at 31 October 2008 and 30 April 2009
- Consolidated statements of cash flows of Viterra for the year ended 31 October 2008 and the six months ended 30 April 2009 (together, Viterra Historical Financial Information)

The Viterra Historical Financial Information has been extracted from the audited financial statements of Viterra for the year ended 31 October 2008 and the reviewed financial statements for the half year ended 30 April 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (C-GAAP). The financial statements for the financial year ended 31 October 2008 were audited by Viterra's external auditor in accordance with Canadian generally accepted auditing standards and the related independent auditor's report to the shareholders of Viterra was unqualified. The financial statements for the half year ended 30 April 2009 were reviewed by Viterra's external auditor in accordance with Canadian generally accepted auditing standards applicable to review engagements and the related independent auditor's review report to the shareholders of Viterra was unqualified.

The Viterra Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by C-GAAP applicable to annual financial reports prepared by reporting issuers in Canada.

2.3 Combined Group Pro-forma Historical Financial Information

The pro-forma historical financial information of the Combined Group, as set out in Section 4.6 of Part B of the Scheme Booklet, comprises:

- Unaudited pro-forma historical balance sheet of the Combined Group as at 30 April 2009, which reflects the impact of the Scheme of Arrangement
- Unaudited pro-forma historical statements of earnings of the Combined Group for the year ended 31 October 2009 and for the half year ended 30 April 2009
- Selected notes thereto, including additional information disclosed in relation to the comparison of C-GAAP and IFRS (together, the Combined Group Pro-forma Historical Financial Information).

The Combined Group Pro-forma Historical Financial Information is presented to illustrate the financial performance and financial position of the Combined Group as though the Scheme of Arrangement occurred on 30 April 2009 for the purposes of the pro-forma historical balance sheet and 1 November 2007 for the purposes of the pro-forma historical statements of earnings.

The Combined Group Pro-forma Historical Financial Information has been prepared by Viterra in accordance with the measurement and recognition principles of C-GAAP on the basis set out in Section 4.6 of Part B of the Scheme Booklet. The purchase price allocation is based upon Viterra's preliminary estimate of fair value of assets acquired and liabilities assumed and the amounts may differ significantly when finalised.

Viterra is responsible for the preparation and presentation of the Combined Group Pro-forma Historical Financial Information, including the determination of pro-forma adjustments, on the basis set out in the Important Notices section of the Scheme Booklet. The Combined Group Pro-forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by C-GAAP applicable to annual financial reports prepared by reporting issuers in Canada.

9. Investigating Accountant's Report continued

Deloitte

Page 3
27 July 2009

3 Scope

The Directors of ABB are responsible for the ABB Historical Financial Information. The Directors of Viterra are responsible for the Viterra Historical Financial Information and the Combined Group Pro-forma Historical Financial Information. We disclaim any responsibility for any reliance on this report or on the financial information to which it relates for any purposes other than for which it was prepared. This report should only be read in conjunction with the Scheme Booklet.

3.1 Review of the accuracy of the extraction of ABB Historical Financial Information

We have reviewed the accuracy of the extraction of the ABB Historical Financial Information in order to report whether anything has come to our attention that would cause us to believe that that the ABB Historical Financial Information has not been accurately extracted from publicly available historical financial information.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements and has been limited to enquiries of ABB management personnel, analytical procedures applied to the financial data and certain limited verification procedures. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit.

3.2 Review of the accuracy of the extraction of Viterra Historical Financial Information

We have reviewed the accuracy of the extraction of the Viterra Historical Financial Information in order to report whether anything has come to our attention that would cause us to believe that that the Viterra Historical Financial Information has not been accurately extracted from publicly available historical financial information.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements and has been limited to enquiries of Viterra management personnel, analytical procedures applied to the financial data and certain limited verification procedures. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit.

3.3 Review of the compilation of the Combined Group Pro-forma Historical Financial Information

We have reviewed the compilation of the Combined Group Pro-forma Historical Financial Information in order to report whether anything has come to our attention that would cause us to believe that:

- The Combined Group Pro-Forma Historical Financial Information, as set out in Section 4.6 of Part B of the Scheme Booklet, has not been properly compiled on the basis of the:
  - ABB Historical Financial Information
  - Viterra Historical Financial Information
  - The pro-forma adjustments described in Section 4.6 of Part B of the Scheme Booklet
- The pro-forma adjustments described in Section 4.6 of Part B of the Scheme Booklet do not form a reasonable basis for the Combined Group Pro-forma Historical Financial Information, and are not in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of C-GAAP as if the Scheme of Arrangement had occurred at the dates assumed in Section 4.6 of Part B of the Scheme Booklet.
- The additional disclosures in relation to the comparison of C-GAAP and IFRS described in Section 4.6 of Part B of the Scheme Booklet do not present fairly, in all material respects, the impact on the Combined Group Pro-forma Historical Financial Information if such information were presented in accordance with IFRS.

Deloitte

Our review of the Combined Group Pro-forma Historical Financial Information has been conducted in accordance with Australian Auditing Standards applicable to review engagements. We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Review of work papers, accounting records and other documents;
- A review of the pro-forma transactions and/or adjustments made to the historical financial information;
- Analytical procedures applied to the financial data;
- Comparison of applicable accounting policies under IFRS and C-GAAP;
- Enquiry of Directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit.

4 Review Statements on Financial Information

4.1 ABB Historical Financial Information

Based on our review of the accuracy of the extraction of the ABB Historical Financial Information, nothing has come to our attention which causes us to believe that the ABB Historical Financial Information as set out in Sections 2.5 to 2.7 of Part B of the Scheme Booklet, has not been accurately extracted from publicly available historical financial information.

4.2 Viterra Historical Financial Information

Based on our review of the accuracy of the extraction of the Viterra Historical Financial Information, nothing has come to our attention which causes us to believe that the Viterra Historical Financial Information as set out in Section 3.6 of Part B of the Scheme Booklet, has not been accurately extracted from publicly available historical financial information.

4.3 Combined Group Pro-forma Historical Financial Information

Based on our review of the compilation of the Combined Group Pro-forma Financial Information, nothing has come to our attention which causes us to believe that:

- The Combined Group Pro-forma Historical Financial Information, as set out in Section 4.6 of Part B of the Scheme Booklet, has not been properly compiled on the basis of the:
  - ABB Historical Financial Information
  - Viterra Historical Financial Information
  - The pro-forma adjustments described in Section 4.6 of Part B of the Scheme Booklet
- The pro-forma adjustments described in Section 4.6 of Part B of the Scheme Booklet do not form a reasonable basis for the Combined Group Pro-forma Historical Financial Information, and are not in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of C-GAAP as if the Scheme of Arrangement had occurred at the dates assumed in Section 4.6 of Part B of the Scheme Booklet.

9. Investigating Accountant's Report continued

Deloitte

Page 5
27 July 2009

- The additional disclosures in relation to the comparison of C-GAAP and IFRS described in Section 4.6 of Part B of the Scheme Booklet do not present fairly, in all material respects, the impact on the Combined Group Pro-forma Historical Financial Information if such information were presented in accordance with A-IFRS.

5 Subsequent Events

Subsequent to 30 April 2009 (31 March 2009 in relation to ABB) and up to the date of this report, nothing has come to our attention that would cause us to believe material transactions or events outside the ordinary course of business of ABB or Viterra have occurred, other than the matters dealt with in this report or the Scheme Booklet, which would require comment on, or adjustment to, the information contained in this report, or which would cause such information to be misleading or deceptive.

6 Independence and Disclosure of Interests

Deloitte does not have any interest in the outcome of this issue other than the preparation of this Investigating Accountant's Report and other services in relation to the Scheme of Arrangement for which normal professional fees will be received. Deloitte is the auditor of Viterra and from time to time Deloitte also provides certain other professional services, for which normal professional fees are received, to both ABB and Viterra.

7 Responsibility

Deloitte has consented to the inclusion of this Investigating Accountant's Report in the Scheme Booklet in the form and context in which it is so included, but has not authorised the issue of the Scheme Booklet. Accordingly, Deloitte makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Scheme Booklet.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

J Duivenvoorde
Partner

Taxation Implications of the Scheme

10



10. Taxation Implications of the Scheme

Deloitte.

Deloitte Touche Tohmatsu Ltd
ACN 092 223 240

550 Bourke Street
Melbourne VIC 3000
GPO Box 78
Melbourne VIC 3001 Australia

DX: 111
Tel: +61 (0) 3 9671 7000
Fax: +61 (0) 3 9671 7001
www.deloitte.com.au

The Directors
ABB Grain Ltd
GPO Box 1169
Adelaide, South Australia 5001

27 July 2009

Dear Directors,

ABB Grain Ltd – Scheme of Arrangement

Australian and Canadian tax implications for ABB Grain Shareholders

This letter has been prepared at the request of ABB Grain Ltd for inclusion in the Scheme Booklet relating to the scheme of arrangement between ABB Grain and ABB Grain Shareholders in respect of the proposed acquisition of ABB Grain by Viterra Australia.

Unless otherwise stated, capitalised terms used in this letter take the meaning ascribed to them in the Scheme Booklet.

1 Introduction

1.1 Tax implications addressed in this letter

The purpose of this letter is to set out a general description of certain Australian and Canadian tax consequences for ABB Grain Shareholders that participate in the Scheme.

The letter considers the following tax implications of the Scheme:

- the Australian income tax implications of the ABB Grain Special Dividend
- the Australian income tax implications of the disposal of ABB Grain Shares under the Scheme
- certain stamp duty and goods and services tax (GST) implications
- the Australian and Canadian income tax implications of holding and disposing of Viterra Shares or Viterra CDIs
- two residual Australian tax issues relating to ABB Grain Shareholders participating in the Scheme

The comments set out in this letter apply to Australian tax resident shareholders who hold their ABB Grain Shares and Viterra Shares or Viterra CDIs on capital account. The letter does not deal with ABB Grain Shareholders who hold their shares on revenue account or who may be subject to special tax rules such as banks, insurance companies, tax-exempt organisations, dealers in securities, or shareholders who change their tax residency while holding shares. Further, the letter does not address the specific tax implications for ABB Grain Shareholders who are participants in ABB Grain's employee incentive plans (e.g. the ABB Grain ESOP).

Deloitte

The comments below also provide a broad overview of the Australian income tax implications for non-Australian tax resident ABB Grain Shareholders who hold their ABB Grain Shares on capital account and who receive the ABB Grain Special Dividend and participate in the Scheme.

Importantly, as the comments are of a general nature, they do not take into account the specific circumstances of any particular ABB Grain Shareholder entitled to the Scheme Consideration.

All ABB Grain Shareholders should seek their own independent advice on the tax implications of participation in the Scheme in light of their own particular circumstances.

1.2 Class Ruling

ABB Grain has applied for a Class Ruling from the Australian Taxation Office (ATO) on certain matters discussed in this letter, including:

- the conditions that must be satisfied for an ABB Grain Shareholder to be a 'qualified person' for the purposes of the ABB Grain Special Dividend, including:
  - whether the payment of the ABB Grain Special Dividend will be considered a 'related payment'
  - the relevant qualification period for ABB Grain Shareholders in respect of the ABB Grain Special Dividend
- the application of certain dividend imputation integrity measures
- the capital gains tax (CGT) consequences for ABB Grain Shareholders, including:
  - the availability of scrip-for-scrip rollover relief for ABB Grain Shareholders participating in the Scheme
  - the value of the capital proceeds received on disposal of ABB Grain Shares by ABB Grain Shareholders under the Scheme
  - the availability of the CGT discount
  - the CGT cost base of Viterra Shares or Viterra CDIs received under the Scheme

The commentary below is principally based on a favourable ruling being obtained from the ATO in relation to the above matters. It is possible, however, that the ATO may take a different view in the ruling from that expressed in this letter. ABB Grain will post the final Class Ruling on its website (www.abb.com.au) as soon as it becomes available.

10. Taxation Implications of the Scheme continued

Deloitte

2 Receipt of ABB Grain Special Dividend

Subject to the Scheme proceeding, ABB Grain will pay the ABB Grain Special Dividend. ABB Grain Shareholders entitled to the ABB Grain Special Dividend will be those ABB Grain Shareholders registered on the Dividend Record Date of the ABB Grain Special Dividend.

The Australian income tax implications of receiving the ABB Grain Special Dividend are outlined below.

2.1 Australian tax resident ABB Grain Shareholders

2.1.1 Assessability of ABB Grain Special Dividend

ABB Grain Shareholders who are Australian tax residents and receive the ABB Grain Special Dividend should include the amount of the dividend received as assessable income in their income tax return. As the ABB Grain Special Dividend is intended to be franked, recipients of the dividend will be required to 'gross up' the value of the dividend by the amount of any franking credits attaching to the dividend. As a result, the amount of the ABB Grain Special Dividend plus the amount of any franking credits attaching to the dividend (which will be outlined in the dividend distribution statement for the dividend) should be included as assessable income in the ABB Grain Shareholder's income tax return.

2.1.2 Entitlement to franking tax offset

The amount of franking credits attaching to the ABB Grain Special Dividend (as stated in the dividend distribution statement) can generally be used to offset the amount of income tax that an ABB Grain Shareholder is required to pay, subject to certain rules.

For a shareholder to be entitled to a tax offset for the franking credits, the shareholder must be a 'qualified person' in relation to the dividend. Whether an ABB Grain Shareholder is a qualified person for the ABB Grain Special Dividend will depend, among other things, on whether the ABB Grain Special Dividend is considered a 'related payment'. This matter is part of the Class Ruling application.

The dates used below are based on the 'Key dates and events' section in Part A of the Scheme Booklet. If these dates change then the dates expressed below may also change.

If the ABB Grain Special Dividend is a related payment

Where the ABB Grain Special Dividend is considered to be a related payment, to be entitled to a tax offset for the franking credits a shareholder will need to hold their ABB Grain Shares 'at risk' for a continuous 45 day period (not including the date of acquisition or the date of disposal) during the period from 4 August 2009 to 17 September 2009 (being the last day the ABB Grain Shares should be held 'at risk' if the Scheme proceeds). For completeness, any ABB Grain Shareholder that acquires their ABB Grain Shares on or after 4 August 2009 will not be entitled to a tax offset for the franking credits. To hold shares 'at risk', a shareholder must not have a materially diminished risk of loss or opportunity for gain. Whether a shareholder holds their shares 'at risk' will depend on other arrangements they may have entered into (e.g. risk mitigation strategies such as put options etc.).

If the ABB Grain Special Dividend is considered a related payment, all ABB Grain Shareholders who receive the ABB Grain Special Dividend are required to satisfy the above '45 day rule' for the period outlined above.

Deloitte

If the ABB Grain Special Dividend is not a related payment

If the ABB Grain Special Dividend is not considered to be a related payment, the relevant rules require a shareholder to hold their ABB Grain Shares 'at risk" continuously for 45 days during the period beginning the day after the acquisition of their ABB Grain Shares, up to and including the day before the Scheme Record Date. As such, any shareholder that has held their ABB Grain Shares 'at risk' continuously for 45 days during the period beginning the day after the acquisition of their ABB Grain Shares, up to and including 17 September 2009 (being the last day the ABB Grain Shares should be held 'at risk' if the Scheme proceeds) should satisfy the '45 day rule'.

Individual shareholders whose total franking tax offsets (for all franked distributions received in the income year) do not exceed $5,000 for the income year in which the ABB Grain Special Dividend is received should be exempt from the 45 day rule.

For completeness, any ABB Grain Shareholder (except for individual shareholders referred to above) that acquires their ABB Grain Shares on or after 4 August 2009 will not be entitled to a tax offset for the franking credits.

This matter will be addressed in the Class Ruling, which will be posted on ABB Grain's website (www.abb.com.au) when it is received from the ATO.

Other franking issues

Australian tax resident ABB Grain Shareholders that are individuals or complying superannuation funds that have franking credits in excess of their income tax liability may be entitled to a tax refund equal to the excess.

Where shares are held by trusts or partnerships, and the dividends are passed through to beneficiaries or partners, the benefit of the franking credits may also pass through to those beneficiaries or partners if they are resident individuals or resident companies.

2.2 Non-Australian tax resident ABB Grain Shareholders

ABB Grain Shareholders that are not residents of Australia for income tax purposes should not be taxable in Australia on the ABB Grain Special Dividend provided they do not hold the shares through an Australian permanent establishment. As the ABB Grain Special Dividend is intended to be fully franked, non-Australian tax resident shareholders should receive the full amount of the dividend, free of any Australian dividend withholding tax.

Non-Australian tax resident ABB Grain Shareholders should seek their own independent tax advice as to the tax implications in their country of residence of receiving the ABB Grain Special Dividend.

2.3 Imputation integrity measures

The availability of the franking credits attaching to the ABB Grain Special Dividend is subject to the application of certain integrity measures. We consider that the integrity measures should not apply to deny or limit the availability of those credits to ABB Grain Shareholders who are entitled to receive the ABB Grain Special Dividend. As outlined above, this matter is part of the Class Ruling application and the comments in this letter are based on a favourable ruling being obtained.

10. Taxation Implications of the Scheme continued

Deloitte

3 Disposal of ABB Grain Shares

If the Scheme is approved by ABB Grain Shareholders, Viterra Australia will acquire 100% of the ordinary shares of ABB Grain in exchange for various combinations of cash and scrip consideration.

The Australian income tax implications for ABB Grain Shareholders in relation to the disposal of their ABB Grain Shares to Viterra Australia under the Scheme are discussed below.

3.1 Australian tax resident ABB Grain Shareholders

3.1.1 Australian capital gains tax

The disposal of ABB Grain Shares by an Australian tax resident ABB Grain Shareholder will constitute a CGT event for Australian income tax purposes. The CGT event should occur when the legal and beneficial ownership of ABB Grain Shares transfers to Viterra Australia, and this should be when Viterra Australia becomes registered as the holder of the ABB Grain Shares under the Scheme. As this date is unknown at the time of writing, the date of the CGT event will be advised to ABB Grain Shareholders via the ABB Grain website (www.abb.com.au).

Broadly, Australian tax resident ABB Grain Shareholders will make a capital gain on the disposal of their ABB Grain Shares where the 'capital proceeds' from the disposal of the shares exceed the 'cost base' of those shares. Conversely, a capital loss will be made where the capital proceeds are less than the reduced cost base of the shares. Capital losses may be used to offset capital gains made in the current year or may be carried forward for offset against any future capital gains, subject to the satisfaction of certain loss recoupment rules for some shareholders.

Specific CGT rollover relief provisions are relevant to the Scheme. These are outlined in section 3.2 below.

3.1.2 Capital proceeds

The capital proceeds for the CGT event arising from the disposal of ABB Grain Shares will consist of the Scheme Consideration received by each ABB Grain Shareholder.

As such, the value of the capital proceeds will consist of any Cash Consideration received under the Scheme and the market value of any property received in the form of Viterra Shares or Viterra CDIs. In our view, the market value of a Viterra Share or Viterra CDI may be determined by reference to the Toronto Stock Exchange (TSX) closing price of a Viterra Share, or the Australian Stock Exchange (ASX) closing price of a Viterra CDI, on the date of the CGT event. The value of a Viterra Share will need to be translated into Australian currency at the relevant daily foreign exchange rate for Canadian dollars.

Information on the market value of a Viterra Share and a Viterra CDI, and the foreign exchange rate relevant to the date of the CGT event will be made available to ABB Grain Shareholders via the ABB Grain website (www.abb.com.au).

Based on the terms of the Scheme and other related facts, it is considered that no part of the ABB Grain Special Dividend should be considered part of capital proceeds for CGT purposes.

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3.1.3 Cost base of an ABB Grain Share

The cost base and reduced cost base of an ABB Grain Share will generally be the cost of acquiring the ABB Grain Share plus any incidental costs associated with both the acquisition and disposal of the share. The cost base of each ABB Grain Share will depend on the individual circumstances of each ABB Grain Shareholder.

3.1.4 CGT discount

ABB Grain Shareholders that are individuals, trusts or complying superannuation funds may be entitled to reduce the amount of any capital gain on the disposal of their ABB Grain Shares if they have held their shares for at least 12 months (excluding the date of acquisition or day of disposal) before the disposal of the shares on the CGT event date. The CGT discount is applied after available capital losses have been offset to reduce the capital gain.

The discount rate for individuals and trusts is 50%. The discount rate for complying superannuation funds is 33⅓%.

As the rules relating to discount capital gains for trusts are complex, we recommend trustees seek their own advice on how the CGT discount provisions will apply to them and the beneficiaries.

The CGT discount is not available to shareholders that are companies.

3.2 Scrip-for-scrip rollover relief

ABB Grain Shareholders who would otherwise make a capital gain on the disposal of their ABB Grain Shares under the Scheme may choose scrip-for-scrip rollover relief to the extent that the capital gain made on the disposal of an ABB Grain Share is attributable to the receipt of a Viterra Share or a Viterra CDI.

3.2.1 Consequences of choosing scrip-for-scrip rollover relief

Scrip-for-scrip rollover allows an eligible ABB Grain Shareholder to disregard all or part of any capital gain made under the Scheme to the extent that a Viterra Share or a Viterra CDI is received in exchange for an ABB Grain Share. A capital gain can not be disregarded to the extent that non-Scrip Consideration (e.g. cash) is received for an ABB Grain Share.

In calculating the capital gain attributable to each component of the Scheme Consideration, the cost base or reduced cost base of the ABB Grain Shares disposed of must be reasonably allocated to the Viterra Shares or the Viterra CDIs or the non-Scrip Consideration received as Scheme Consideration. This is illustrated below.

(a) Calculating the capital gain

In calculating the capital gain attributable to Scheme Consideration that is in the form of non-Scrip Consideration (e.g. cash), the cost base of an ABB Grain Share that is reasonably attributable to the non-Scrip Consideration for that ABB Grain Share must be calculated. One method of apportionment would be to use a 'relative value' method. This can be calculated using the following formula:

$$\text{Cost base of the ABB Grain Share} \times \frac{\text{Value of non-Scrip Consideration}}{\text{Value of Viterra Share or Viterra CDI plus value of non-Scrip Consideration}}$$

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The capital gain is then calculated as follows:

Value of non-Scrip Consideration (e.g. cash) received as Scheme Consideration	-	Cost base attributable to the non-Scrip Consideration

For completeness it is noted that, for any ABB Grain Shareholders that receive Scheme Consideration entirely in the form of Viterra Shares or Viterra CDIs and choose scrip-for-scrip rollover, any capital gain should be fully disregarded.

(b) **Cost base of Viterra Shares or Viterra CDIs**

The first element of the cost base, or reduced cost base, of each Viterra Share or Viterra CDI will be determined by reasonably attributing to it the cost base or reduced cost base of the ABB Grain Share for which it was exchanged. One method of apportionment is to use a 'relative value' method. This can be calculated using the following formula:

$$\text{Cost base/reduced cost base of the ABB Grain Share} \times \frac{\text{Value of Viterra Share or Viterra CDI}}{\text{Value of Viterra Share or Viterra CDI plus value of non-Scrip Consideration}}$$

For ABB Grain Shareholders that receive Scheme Consideration entirely in the form of Viterra Shares or Viterra CDIs, the first element of the cost base, or reduced cost base, of those shares or CDIs should be equal to the cost base, or reduced cost base, of their original ABB Grain Shares (spread proportionately across the Viterra Shares or Viterra CDIs received).

(c) **Acquisition date for CGT discount purposes**

For CGT discount purposes, ABB Grain Shareholders that elect scrip-for-scrip rollover should be deemed to have acquired their Viterra Shares or Viterra CDIs at the same time they acquired their original ABB Grain Shares. This may be relevant for the purpose of determining the CGT consequences of a future disposal of the Viterra Shares or Viterra CDIs.

(d) **Choosing rollover relief**

Generally, a choice to adopt scrip-for-scrip rollover relief must be made before lodgement of the shareholder's income tax return for the income year in which the CGT event occurs.

No formal election notice to choose scrip-for-scrip rollover relief is required to be lodged with the ATO. The ABB Grain Shareholder's income tax return should, however, be prepared in a manner consistent with electing scrip-for-scrip rollover relief.

Deloitte

3.2.2 Application to Scheme Consideration alternatives

The application of scrip-for-scrip rollover relief for each particular shareholder will depend on the Scheme Consideration alternative chosen. The table below summarises the outcome under each Scheme Consideration alternative as described in Section 2 of Part A of the Scheme Booklet:

Alternative	Application of scrip-for-scrip rollover relief
Standard Consideration	Scrip-for-scrip rollover relief should be available on the portion of Scheme Consideration received that relates to Viterra Shares or Viterra CDIs. No rollover will be available on any gain that relates to the Cash Consideration received.
Maximum Scrip Consideration	Scrip-for-scrip rollover relief should be available for all ABB Grain Shares that are exchanged for Viterra Shares or Viterra CDIs. If Maximum Scrip Consideration shareholders receive cash due to a 'scale back' (as described in Section 5.7 of Part B of the Scheme Booklet), scrip-for-scrip rollover will not be available for any gain that relates to the Cash Consideration received.
Maximum Cash Consideration	Scrip-for-scrip rollover relief will not be available for ABB Grain Shares that are disposed of for cash. If Maximum Cash Consideration shareholders receive Viterra Shares or Viterra CDIs due to a 'scale back' (as described in Section 5.7 of Part B of the Scheme Booklet), scrip-for-scrip rollover should be available in respect of any gain that would otherwise arise as a consequence of the Viterra Shares or Viterra CDIs received as Scheme Consideration.

Where a shareholder holds more than one parcel of shares (i.e. multiple parcels consisting of different cost bases and acquisition dates), it may be possible for the shareholder to distinguish and identify the particular shares that will be disposed of under the Scheme. This may be particularly relevant for ABB Grain Shareholders that elect Maximum Scrip Consideration or Maximum Cash Consideration where there is a 'scale back' of the consideration components (i.e. ABB Grain Shareholders may be able to identify which ABB Grain Shares are disposed of for cash, and which are disposed of for scrip, for CGT purposes).

3.2.3 Consequences of not choosing scrip-for-scrip rollover relief

ABB Grain Shareholders who are ineligible to choose scrip-for-scrip rollover, or elect not to choose it, will be assessable on any capital gain derived on the disposal of their ABB Grain Shares.

(a) Calculating the capital gain

A capital gain will arise for an ABB Grain Shareholder on disposal of their ABB Grain Shares if the Scheme Consideration (i.e. any Cash Consideration plus the market value of Viterra Shares or Viterra CDIs as at the CGT event date) exceeds the cost base of their ABB Grain Shares.

A capital loss will arise where the Scheme Consideration is less than the reduced cost base of the shares. As outlined above, capital losses may be used to offset any capital gain made in the current year or may be carried forward for offset against any future capital gain, subject to the satisfaction of certain loss recoupment rules for some shareholders.

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Deloitte

(b) **Cost base of Viterra Shares or Viterra CDIs**

The first element of the cost base (and reduced cost base) of each replacement Viterra Share or Viterra CDI will be the market value of the ABB Grain Share exchanged (measured as at the date the Viterra Shares or Viterra CDIs are issued), adjusted for the amount of any Cash Consideration received.

In the absence of any contrary indication of the value of the ABB Grain Shares, their market value should be equal to the market value of the Viterra Shares or Viterra CDIs on the date the Viterra Shares or Viterra CDIs are issued. In our view, such a market value may be determined by reference to the TSX closing price of Viterra Shares, or the ASX closing price of Viterra CDIs, on the issue date of the Viterra Shares or Viterra CDIs. The value of Viterra Shares will need to be translated into Australian currency at the relevant daily foreign exchange rate for Canadian dollars.

Further information about how the market value should be calculated and the daily foreign exchange rate will be provided on the ABB Grain website (www.abb.com.au).

(c) **Acquisition date for CGT discount purposes**

The acquisition date of the Viterra Shares or Viterra CDIs for CGT purposes should be their issue date. This may be relevant when working out the CGT consequences of a future disposal of the Viterra Shares or Viterra CDIs.

3.2.4 Cash Out Facility

An ABB Grain Shareholder who elects Maximum Cash Consideration may also elect (or in certain cases be deemed to have elected) to have Viterra Shares or Viterra CDIs, that they would otherwise have been issued, sold through the Cash Out Facility.

ABB Grain has obtained legal advice to the effect that such ABB Grain Shareholders should be absolutely entitled to the Viterra Shares issued to the Cash Out Facility Nominee. On this basis, scrip-for-scrip rollover should be available to (temporarily) defer any gain until the relevant Viterra Share is sold by the Cash Out Facility Nominee.

This should have the practical effect that an ABB Grain Shareholder that participates in the Cash Out Facility will calculate their capital gain or loss as follows:

Cash Consideration received (including Cash Consideration received under the Cash Out Facility)	–	Cost base/reduced cost base of the total ABB Grain Shares disposed of

3.3 Non-Australian tax resident ABB Grain Shareholders

Non-Australian tax residents that derive a capital gain on disposal of their ABB Grain Shares under the Scheme would be subject to Australian CGT to the extent that the ABB Grain Shares are 'taxable Australian property'. Broadly, non-Australian tax residents would be subject to Australian CGT if the shareholder (together with associates) holds 10% or more of the company (at the time of disposal or throughout a 12 month period during the two years before disposal), and the majority of the company's assets consist of real property situated in Australia.

Deloitte

On the basis that ABB Grain Shares are not considered to be taxable Australian property at the date of this letter, non-resident ABB Grain Shareholders should not be subject to Australian CGT on disposal of their ABB Grain Shares under the Scheme. Importantly, this is on the proviso that such shareholders do not hold their ABB Grain Shares through an Australian permanent establishment. If the shares are so held, independent advice should be sought as specific tax issues arise.

Non-Australian tax resident ABB Grain Shareholders should seek their own independent tax advice as to the tax implications of the Scheme, including the tax implications in their country of residence.

4 Stamp duty

There should be no stamp duty payable by ABB Grain Shareholders on either the disposal of their ABB Grain Shares or on the acquisition of Viterra Shares or Viterra CDIs via the Scheme.

5 Goods and Services Tax

No GST liability should arise to ABB Grain Shareholders on either the disposal of their ABB Grain Shares or on the acquisition of Viterra Shares or Viterra CDIs via the Scheme.

6 Implications to Australian tax residents of holding Viterra Shares or Viterra CDIs

A shareholder that is a resident of Australia for income tax purposes is generally required to include as assessable income for the relevant year of income all income derived from all sources, whether in or out of Australia. This will generally include dividend income and capital gains regardless of the source, subject to any exemptions or concessions that may be available to a particular ABB Grain Shareholder.

Our comments in this section are limited to Australian tax resident shareholders that do not have a permanent establishment in Canada and are not carrying on a business of any kind in Canada. Furthermore, it is assumed no Australian resident shareholder will control, directly or indirectly, 10% or more of the issued shares or voting power in Viterra.

6.1 Dividend distributions

Whilst Viterra does not have a history of paying dividends, Viterra may amend its dividend policy in the future based on future growth prospects and capital requirements.

The comments provided below are of a general nature only. Holders of Viterra Shares or Viterra CDIs should seek independent tax advice as to the applicable laws at the time of receiving a dividend on their Viterra Shares or Viterra CDIs.

6.1.1 Canadian tax consequences

Prima facie, dividends paid or credited (or deemed to be paid or credited) by Viterra on Viterra Shares or Viterra CDIs to shareholders who are non-residents of Canada will be subject to Canadian non-resident withholding tax at a rate of 25%. However, under the Australia / Canada tax treaty the rate of withholding tax on dividends (or deemed dividends) on shares beneficially owned by a resident of Australia is generally reduced to 15%.

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6.1.2 Australian tax consequences

Generally, dividends paid out of profits by Viterra on the Viterra Shares or Viterra CDIs will be included in the assessable income of Australian tax resident ABB Grain shareholders in the relevant year of income.

For Australian tax purposes, dividends received by Australian tax resident shareholders must be 'grossed up' for any applicable Canadian withholding tax. Such shareholders should generally be entitled to a foreign income tax offset (FITO) for the withholding tax.

Broadly, a FITO will reduce the Australian tax payable on foreign income that has been subject to foreign income tax. The amount of FITO available is equal to the foreign income tax paid, subject to a limit. The FITO limit is the greater of $1,000 and the Australian tax that would be payable on the shareholder's assessable foreign income for the year (less relevant expenses other than interest).

For dividends received on Viterra Shares and Viterra CDIs that are held through trusts and are passed through to beneficiaries, the benefits of any FITO may, in some cases, also pass through to the beneficiaries if they are resident individuals or resident companies.

6.2 Future disposal of Viterra Shares or Viterra CDIs

6.2.1 Canadian tax consequences

Based on current Canadian tax laws, Australian tax resident shareholders that dispose of their Viterra Shares or Viterra CDIs should not be subject to tax in Canada on any capital gain realised. This is on the basis that Viterra is currently listed on a 'designated stock exchange' (being the TSX) for the purposes of the Canadian tax laws.

6.2.2 Australian tax consequences

The disposal of Viterra Shares or Viterra CDIs by an Australian tax resident that holds their interests in Viterra on capital account will be subject to Australian CGT.

A capital gain is derived where the capital proceeds received from the disposal of the Viterra Shares or Viterra CDIs exceeds their CGT cost base (as worked out under 3.2.1 where scrip-for-scrip rollover is chosen and 3.2.3 where scrip-for-scrip rollover is not chosen or is not available). Alternatively, a shareholder will incur a capital loss where the proceeds received from the disposal are less than the CGT reduced cost base of those shares, or CDIs.

Capital losses incurred during the year, or carried forward from prior years, can be used to reduce any capital gains derived. However, capital losses can only be offset against capital gains and can be subject to certain recoupment tests.

Net capital gains are included as assessable income of an Australian tax resident shareholder. The tax payable on the net capital gain will be dependent on the type of shareholder. Shareholders that are individuals, complying superannuation funds or trusts may be able to reduce their capital gain by a CGT discount provided they have held their Viterra Shares or Viterra CDIs for at least 12 months. The discount percentage for individuals and trusts is 50% and for complying superannuation funds it is 33⅓%. Corporate shareholders are not eligible for the CGT discount.

Deloitte

For CGT discount purposes, for those ABB Grain Shareholders who choose scrip-for-scrip rollover relief the acquisition date for the Viterra Shares or Viterra CDIs is taken to be the acquisition date of their original ABB Grain Shares. The acquisition date for ABB Grain Shareholders that are not eligible or do not choose scrip-for-scrip rollover relief should be the issue date of the Viterra Shares or Viterra CDIs.

6.3 Income tax implications of exchanging Viterra CDIs for Viterra Shares

Where holders of Viterra CDIs convert their Viterra CDIs into Viterra Shares, this should not give rise to any CGT implications on conversion. This is on the basis that the conversion or exchange should not result in a change in beneficial ownership of the underlying shares and, therefore, should not result in a CGT event.

6.4 Foreign investment fund (FIF) rules

Under the FIF rules, Australian investors that have an interest in a foreign company at the end of an income year may be taxed on the company's income on an accruals basis (rather than when the company distributes its income). The FIF rules are complex and will need to be considered by each shareholder.

In our view, the FIF rules are unlikely to apply to holders of Viterra Shares based on our understanding that the Viterra Group carries on an agribusiness and is therefore likely to satisfy the 'eligible activities' FIF exemption. Similarly, the FIF rules should not apply to holders of Viterra CDIs if they are absolutely entitled to the underlying Viterra Shares.

In the recent 2009/2010 Federal Budget, the Australian Government announced reform measures to remove the FIF provisions and replace them with a specific anti-avoidance rule. The existing FIF rules will continue to apply, however, until the proposed measures are introduced.

The above comments are of a general nature only and investors should seek their own tax advice on the application of the FIF rules and forthcoming reforms, based on their own particular circumstances and on the Viterra Group's status at the relevant times.

7 Other tax comments

7.1 Payment to Royal Flying Doctor Service

ABB Grain Shareholders should not be entitled to a deduction in respect of any Viterra Shares (represented by all residual fractions of Viterra Shares and Viterra CDIs under the Scheme) that are sold by the Cash Out Facility Nominee and the proceeds paid to the Royal Flying Doctor Service.

7.2 Taxation of financial arrangements

Legislation has been introduced that will implement new rules for the recognition of gains and losses arising from certain types of financial arrangements, which in some circumstances include financial arrangements that are shares. ABB Grain Shareholders should seek independent tax advice on the implications of these new rules to their particular circumstances.

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8 Disclaimer

The comments in the letter are based on the law in effect at 5.00pm AEST 24 July 2009. It is not intended to be an authoritative or complete statement of the tax laws applicable to the individual circumstances of every ABB Grain Shareholder.

In providing our tax advice, we have relied on factual statements contained in the Scheme Booklet. ABB Grain has indemnified Deloitte Touche Tohmatsu Ltd against any claim, liability, loss or expense, cost or damage arising from our reliance on this information, or any omission of material information.

Deloitte Touche Tohmatsu Ltd as trustee for the Deloitte Tax Services Trust (Deloitte) has provided the tax advice included at Section 10 of Part B of this Scheme Booklet.

Deloitte is not licensed under Chapter 7 of the Corporations Act to provide financial product advice. Tax is only one of the matters that must be considered when making a decision about your ABB Grain Shares. You should consider taking advice from the holder of an Australian Financial Services Licence before making a decision in relation to your ABB Grain Shares.

This letter does not constitute an endorsement of the Scheme or a recommendation as to how ABB Grain Shareholders should vote on the Scheme. Deloitte expresses no opinion and gives no assurance or guarantee about the commercial benefits of the Scheme.

We have provided consent for the inclusion of this letter in the Scheme Booklet. This consent has not been withdrawn at the date of this letter.

* * *

Yours faithfully,

B Todd.

Brett Todd
Director, Deloitte Touche Tohmatsu Ltd

Comparison of constitutions, corporate laws and shareholder rights

11



11. Comparison of constitutions, corporate laws and shareholder rights

11.1 Introduction

Viterra is a public company existing under the laws of Canada and is listed on the TSX.

ABB Grain was incorporated under the laws of Australia and is listed on the ASX.

The rights of ABB Grain Shareholders, as shareholders in ABB Grain, are currently governed by the laws of Australia and the ABB Grain Constitution.

If the Scheme is implemented, the rights of those ABB Grain Shareholders who receive Viterra Shares will, in respect of those Viterra Shares, be governed principally by the laws of Canada, applicable Canadian securities transfer laws, the rules of the TSX and other applicable Canadian securities regulatory authorities and Viterra's constituent documents.

In relation to those ABB Grain Shareholders who receive Viterra CDIs under the Scheme, rights in relation to:

(a) the Viterra Shares underlying the Viterra CDIs will be governed principally by the Canadian laws and regulations referred to above; and

(b) the Viterra CDIs will be governed by the terms of the CDIs, the ASTC Settlement Rules and the ASX Listing Rules but, other than in limited situations, not by the Corporations Act.

Viterra has applied for an ASX Foreign Exempt Listing to enable Viterra CDIs to be quoted on the ASX rather than a full listing. If Viterra's application is approved, Viterra will be exempt from complying with most ASX Listing Rules provided that it immediately provides to the ASX all information it provides to the TSX, it continues to comply with the listing rules of the TSX, it complies with certain ASX Listing Rules relating to transfers and registers of securities and procedural and administrative matters, and it pays the prescribed fees. Unless the ASX requires otherwise, Viterra will be exempt from the ASX's continuous disclosure and periodic disclosure regime, ASX Listing Rules relating to changes and issue of capital and ASX Listing Rules regarding timetables for corporate action.

A comparison of some of the material provisions of Australian company law and Canadian company law as they relate to ABB Grain and Viterra respectively is set out below along with a description of certain securities laws and stock exchange rules where applicable.

The company law of Canada is essentially embodied in the provisions of the relevant federal or provincial corporate statutes pursuant to which companies are incorporated. In the case of Viterra, these provisions are found in the *Canada Business Corporations Act* (Canada) (**CBCA**).

References to "Australian law" where they appear below are references to the Corporations Act, ASX Listing Rules, the ASTC Settlement Rules and Australian common law, as applicable. References to "Canadian law" are references to the CBCA, the listing rules of the TSX, applicable Canadian securities laws and Canadian common law, as applicable.

The comparison below is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. ABB Grain Shareholders should consult with their own financial, legal or other professional adviser if they require further information.

11.2 Meetings of shareholders

(a) Calling of meetings

(i) ABB Grain

Under Australian law, the annual general meeting of ABB Grain is required to be held within five months after the end of each financial year.

Under Australian law, a general meeting of ABB Grain's shareholders may be called from time to time by the ABB Grain Board, individual directors or by shareholders in the circumstances set out below:

- the directors are required under Australian law to call a general meeting when requested to do so by: (i) shareholders holding at least 5% of the votes that may be cast at the meeting; or (ii) at least 100 shareholders who are entitled to vote at the general meeting. Directors must call the meeting within 21 days after the request is given to the company, and the meeting must be held not later than two months after the request is given; or
- alternatively, shareholders holding at least 5% of the votes that may be cast at a general meeting of a company may themselves call, and arrange to hold, a general meeting of the company.

(ii) Viterra

The CBCA provides that an annual meeting of shareholders must be called by the directors not later than 15 months after holding the last preceding annual meeting and, in any event, no later than six months after the end of the company's preceding financial year. Meetings of shareholders are to be held at a place within Canada that the directors determine.

The CBCA, as well as Viterra's by-laws, provide that the board of directors may call a special meeting of shareholders at any time. The CBCA further provides that the holders of not less than 5% of the issued shares of a company that carry the right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

(b) Notice of meetings

(i) ABB Grain

As ABB Grain is listed on the ASX, notice of a general meeting of ABB Grain must be given to the company's shareholders at least 28 days before the date of the meeting.

The quorum for a meeting under the ABB Grain Constitution is three shareholders. However, if within 15 minutes after the time appointed for a meeting, a quorum is not present, the meeting: (i) if convened by a director, or by or on requisition of shareholders, is dissolved; and (ii) in any other case, stands adjourned to the same day in the next week and the same time and place, or to such other day, time and place as the directors appoint by notice to the shareholders and others entitled to notice of the meeting. At a meeting adjourned under (ii), two persons, each being a shareholder, proxy, attorney or corporate representative, will be a quorum and if a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

(ii) Viterra

The CBCA requires that at least 21 days' notice and not more than 60 days' notice be given for all meetings. In addition, as a "reporting issuer" under Canadian securities legislation, Viterra must also make an advance notice filing, giving notice of the meeting to all depositaries, the securities regulatory authority and the TSX prior to the record date (subject to the fulfilment of certain conditions). Under the CBCA, the record date for determining who the shareholders are for the purposes of voting at and receiving notice of a meeting shall be not less than 21 days and not more than 60 days prior to the date fixed for the meeting, and notice of any record date must be given not less than seven days in advance of the record date in the manner provided in the CBCA.

Viterra is required to give notice only to shareholders entitled to vote at the meeting as well as its directors and auditors.

Notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called. Notice of a meeting at which special business is to be transacted must state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgement thereon, as well as the text of any special resolution to be submitted to the meeting. Any business, other than the election of directors, appointment of auditors and consideration of the financial statements and auditors' report, is deemed to be special business.

If a meeting of shareholders is adjourned for less than 30 days it is not necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a new record date for the adjourned meeting is fixed by the Viterra Board or a court under certain circumstances, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

Viterra's by-laws provide that the presence in person or by proxy of the holders of not less than 5% of the shares entitled to vote at the meeting constitutes a quorum for that meeting (unless otherwise specified in the provisions attaching to any class or series of Viterra Shares). A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

(c) Voting requirements

(i) ABB Grain

Unless the Corporations Act or the constitution requires a special resolution, resolutions are passed by a simple majority of votes cast on the resolution. Under the Corporations Act, a special resolution may be passed by ABB Grain if not less than 28 days' notice of a general meeting is given, specifying the intention to propose the special resolution and stating the resolution. A special resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote.

The Corporations Act requires certain matters to be resolved by a company by special resolution, including:

- the change of name of the company;
- a selective reduction of capital or selective share buy-back;
- the conversion of the company from one type or form to another; and
- a decision to wind up the company voluntarily.

Under the Corporations Act, a special resolution is also required to modify or repeal the ABB Grain Constitution.

Each ABB Grain Share (subject to any specific terms of issue) confers a right to vote at all general meetings. On a show of hands, each ABB Grain Shareholder present in person, or by proxy, attorney or corporate representative, has one vote. If a poll is held, ABB Grain Shareholders present in person or by their proxy, attorney or corporate representative will have one vote for ABB Grain Share held at the record date for the meeting.

11. Comparison of constitutions, corporate laws and shareholder rights continued

The ABB Grain Constitution also provides that a poll may be demanded by the chairman of the general meeting, by at least five voting members, or by members holding at least 5% of the votes that may be cast on the relevant resolution on a poll, the percentage of votes being worked out as at the midnight before the poll is demanded.

Under Australian law, a proxy's appointment must be signed and sent to ABB Grain so as to be received at least 48 hours before the meeting.

(ii) Viterra

Unless the CBCA requires a special resolution, resolutions are passed by a simple majority of votes cast on the resolution. A special resolution must be passed by a majority of not less than two thirds of the votes cast by shareholders entitled to vote.

The CBCA requires certain matters to be approved by special resolution, including:

- a reduction in stated capital, if the company's stated capital is stated in the articles, or an increase in the company's stated capital;
- a change in name of the company;
- an amalgamation of the company with another company;
- a continuance of the company under the laws of another jurisdiction;
- a sale, lease or exchange of all or substantially all of the property of the company other than in the ordinary course of business; and
- the liquidation and dissolution of the company.

The CBCA provides that, unless a company's articles provide otherwise, each share of a corporation entitles the holder to one vote at a meeting of shareholders. On a show of hands, each holder of Viterra Shares present in person or by proxy and entitled to vote has one vote. If a ballot is called, each holder of Viterra Shares present in person or by proxy will have one vote for each Viterra Share held. The by-laws provide that a ballot may be demanded by the chair of a meeting or any shareholder or proxyholder entitled to vote at the meeting. The CBCA also provides that holders of shares of a class or a series are entitled to vote separately as a class or series, on certain proposals to amend the articles that affect the rights of such holders, whether or not such shares carry the right to vote.

The CBCA and by-laws allow the Viterra Board to specify in a notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the meeting or an adjournment of the meeting, before which time proxies to be used at the meeting must be deposited with the company or its agent.

(d) Shareholders' rights to bring resolution before a meeting

(i) ABB Grain

Under Australian law, shareholders of ABB Grain holding at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the meeting may, by written notice to the company, propose a resolution for consideration at the next general meeting occurring more than two months' after the date of their notice.

(ii) Viterra

The CBCA entitles a registered or beneficial holder of Viterra Shares eligible to be voted at its annual shareholder meeting to submit to Viterra notice of any matter that the person proposes to raise at the meeting (**proposal**) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a proposal. Generally, to be eligible to submit a proposal, a person must either be the registered or beneficial holder of, or have the support of persons who in the aggregate (whether or not including the person that submits the proposal) have been the registered or beneficial holders of, outstanding Viterra Shares equal to 1% of the total outstanding shares or with a fair market value of at least C$2,000 for at least six months prior to the date of the proposal. Under these circumstances, Viterra would then be required to set out the proposal in its management proxy circular (and, if requested by the person submitting the proposal, include or attach a statement in support of the proposal not exceeding 500 words). However, a proposal for the nomination for the election of directors is required to be signed by the holders of at least 5% of the outstanding Viterra Shares entitled to vote at such meeting.

The CBCA provides for exemptions from the requirements to include a proposal in a company's management proxy circular in circumstances including where the proposal is not submitted at least 90 days before the anniversary of the notice of meeting sent to shareholders in connection with the previous annual meeting, where it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the company

or its directors, officers or shareholders, where it clearly appears that the proposal does not relate in a significant way to the business or affairs of the company, where the same proposal failed to receive a certain amount of support at a prior meeting held not more than five years before the receipt of the proposal, where not more than two years before the receipt of a proposal the proponent failed to present the proposal at a prior meeting, or where the rights described in the above paragraph are being abused to secure publicity.

11.3 Directors

(a) Number and election of directors

(i) ABB Grain

Under the ABB Grain Constitution, ABB Grain must have no less than five and no more than 11 directors, and at least three of the directors must be growers (being defined as a person whom the directors have determined to be directly or indirectly engaged in agricultural production on a commercial scale).

At each annual general meeting, one third of directors must retire from office, such retiring directors to be agreed by the directors or, failing agreement, as "determined by lot". A director must retire from office at the conclusion of the third annual general meeting after the director was last elected, or three years, whichever is longer, but will be eligible for re-election. Under the ABB Grain Constitution, the Managing Director is exempt from retirement by rotation.

(ii) Viterra

Viterra's articles of incorporation set a minimum of five and a maximum of 15 directors. Viterra's by-laws also provide that, subject to the approval of Viterra's Nominating/Corporate Governance Committee, Viterra should include in its annual slate of nominee directors nominees provided by Western Farm Leadership Co-operative Ltd, a self-governing organisation funded by Viterra whose membership includes customers of Viterra. The CBCA provides that at least 25% of the directors must be resident Canadians. Viterra's by-laws provide that the term of office for a director shall be from the date of the meeting at which he or she is elected until the annual meeting next following, provided that a retiring director shall retain office until the adjournment or termination of the meeting at which his or her successor is elected (unless such meeting was called for the purpose of removing the director from office, in which case the director so removed shall vacate office immediately upon the passing of the resolution for his or her removal).

Viterra has agreed that promptly following implementation of the Scheme, the Viterra Board will consist of 14 directors. Pursuant to the Implementation Agreement, Viterra intends to invite four of the current ABB Grain Directors to join the Viterra Board, subject to the Scheme becoming Effective. Please refer to Section 4.2(c) of Part B of this Scheme Booklet for further details. The term of office for these directors shall be as described above.

(b) Removal of directors

(i) ABB Grain

Any director of ABB Grain may resign at any time by giving written notice to ABB Grain. Under Australian law, the shareholders of ABB Grain may (without cause) remove a director before their period of office ends by passing a resolution to do so at a general meeting. The resolution must be passed by a majority of the votes cast by shareholders present and voting. The directors cannot remove a director from their office or require a director to vacate their office.

(ii) Viterra

Any director of Viterra may resign at any time by giving written notice to Viterra. The CBCA provides that the shareholders of a corporation may by ordinary resolution at a special meeting remove any director or directors from office. The directors cannot remove a director from their office or require a director to vacate their office.

11.4 Amendments to the constitution/articles of incorporation/by-laws

(a) ABB Grain

Under Australian law, any amendment to the ABB Grain Constitution must be approved by a special resolution passed by shareholders present and voting on the resolution.

(b) Viterra

Viterra's constituent documents consist of articles of incorporation and by-laws. Under the CBCA, the articles are the base constituent document of a company and set out details including the company's name, the classes and number of shares the company is authorised to issue (and, where applicable, the rights, privileges, restrictions and conditions attaching to each class or series of shares), any restrictions on transfer of the company's shares and the minimum and maximum number of directors. The by-laws regulate the business and affairs of the company and provide for matters including meetings, elections of the board of directors and officers, filling of vacancies, notices, types and duties of officers, committees and other routine conduct.

11. Comparison of constitutions, corporate laws and shareholder rights continued

In accordance with the CBCA, any amendment to Viterra's articles must be approved by a special resolution passed by shareholders present and voting on the resolution.

The CBCA provides that the directors may, by resolution, make, amend or repeal any by-laws, provided that for such by-law (or the amendment or repeal thereof) to remain in effect it must be confirmed (or confirmed as amended) by Viterra at their next meeting. A shareholder entitled to vote at an annual meeting of shareholders may also make a proposal to make, amend or repeal a by-law, in accordance with the procedure described above.

11.5 Issue of new shares

(a) ABB Grain

Subject to specified exceptions (for pro rata issues etc), the ASX Listing Rules apply to restrict ABB Grain from issuing, or agreeing to issue, more ordinary shares than the number calculated as follows in any 12 month period unless ABB Grain has shareholder approval:

15% of the total of:

(i) the number of fully paid ordinary shares on issue 12 months before the date of the issue or agreement; plus

(ii) the number of fully paid ordinary shares issued in the 12 months under a specified exception; plus

(iii) the number of partly paid ordinary shares that became fully paid in the 12 months; plus

(iv) the number of fully paid ordinary shares issued in the 12 months with shareholder approval; less

(v) the number of fully paid ordinary shares cancelled in the 12 months,

less the number of ordinary shares issued or agreed to be issued in the 12 months before the date of issue or agreement to issue but not under a specified exception or with shareholder approval.

ASX Listing Rules 10.11 and 10.14 allow the issue of shares or options to directors with the approval of shareholders by ordinary resolution.

Under the ABB Grain Constitution, the directors may issue shares on terms determined by the directors at such times as they think fit. This power is, however, subject to the Corporations Act, the ASX Listing Rules, and any special rights conferred on the holders of any shares or class of shares.

(b) Viterra

According to Viterra's articles of incorporation, Viterra is authorised to issue a single class of an unlimited number of common shares. Shares may be issued for such consideration as the directors may determine. Viterra's articles provide that Viterra has a lien on a share registered in the name of a shareholder for any debt of that shareholder to the corporation. Shares issued by a CBCA regulated corporation are non-assessable and may only be issued if consideration for such shares is fully paid. Stated capital accounts must be maintained for each class of share. Upon the issuance of a share a corporation may not add to the stated capital account in respect of the share an amount greater than the amount of the consideration it received for the share.

Issuances of securities generally require the approval of the TSX. The TSX may impose conditions on a transaction or grant exemptions from its own requirements. The TSX will consider various factors including the involvement of insiders in the transaction, whether the transaction materially affects control of the issuer and whether a court or administrative body has considered the interest of security holders.

The TSX will generally require security holder approval of any transaction that materially affects control of the issuer or provides consideration to insiders that represents 10% or more of the issuer's market capitalisation (subject to certain conditions). For distributions of listed securities in reliance on a prospectus exemption (known as private placements), the TSX will require security holder approval depending on the price at which the securities are being sold and the number being sold in relation to the number outstanding. If the price is below market and the number of securities to be issued represents more than 25% of the number outstanding (on a non-diluted basis), security holder approval will be required, while if the price is at or above market, security holder approval will generally not be required regardless of the number of securities issued. If the issuance is to be less than or equal to 25% of the number outstanding, security holder approval will not be required unless the price is below a permitted discount to market (which is 15% where the securities are trading above C$2.00 each).

Where securities are issued in an acquisition of another issuer, the TSX has generally not required security holder approval where the target is a reporting issuer, provided the transaction does not materially affect control of the listed company or provide consideration to insiders in aggregate of 10% or greater of the market capitalisation of the listed company and has been negotiated at arms' length.

However, this area of law is in transition because the TSX has an outstanding proposal to adopt a new rule to require security holder approval where the listed issuer proposes to issue securities that represent more than 50% of its outstanding securities (on a non-diluted basis).

Where the target of the acquisition is a private company, security holder approval will be required if the number of securities being issued exceeds 25% of the number outstanding.

In private placements to insiders and acquisitions involving issuances of listed securities to insiders, the TSX will require security holder approval depending on the number of securities issued in relation to the number outstanding. Specifically, if insiders will be issued, by way of private placements during any six month period, or if insiders will receive, as consideration in an acquisition, securities representing more than 10% of the number of securities outstanding on a non-diluted basis, security holder approval will be required and the insiders may not vote their securities.

The TSX also requires security holder approval of securities based compensation arrangements, including any compensation or mechanism involving the potential issuance of securities from treasury. The TSX prescribes specific disclosure requirements for the materials provided to security holders for the purposes of such approval, including all material information that security holders may reasonably require to approve the arrangements. Certain substantive requirements are imposed that must be complied with: exercise prices may not be lower than market when stock options are granted; there must be a maximum number or percentage of securities issuable; and certain amendments also require security holder approval.

11.6 Variation of class rights

(a) ABB Grain

Under the ABB Grain Constitution, rights attaching to a class of shares may only be varied with the sanction of a special resolution of ABB Grain Shareholders and: (i) with the written consent of members with at least 75% of the votes in the class; or (ii) with the sanction of a special resolution passed at a meeting of members holdings shares in the class.

(b) Viterra

The CBCA provides that rights attaching to a class of shares may only be varied by an amendment to the articles approved by special resolution (as described above). However, given that Viterra currently has only common shares outstanding, Viterra's shareholders would first need to approve by special resolution (as described above) an amendment to Viterra's articles in order to create a new class of shares.

11.7 Protection of minority shareholders/ oppression remedy

(a) ABB Grain

Under the Corporations Act, any shareholder of ABB Grain can bring an action in cases of conduct which is contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholder(s), whether in their capacity as a shareholder or in any other capacity. Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.

Under Australian law, a statutory derivative action may also be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder, of ABB Grain. In all cases, leave of the court is required. Such leave will be granted if the court is satisfied that: (i) it is probable that ABB Grain will not itself bring the proceedings or properly take responsibility for them or for the steps in them; (ii) the applicant is acting in good faith; (iii) it is in the bests interests of the company that the applicant be granted leave; (iv) if the applicant is applying for leave to bring proceedings, there is a serious question to be tried; and (v) either at least 14 days before making the application, the applicant gave written notice to ABB Grain of the intention to apply for leave and the reasons for applying, or it is otherwise appropriate to grant leave.

(b) Viterra

Canadian securities laws provide certain procedural protections for security holders, including minority approval rights, valuation requirements and enhanced disclosure requirements, for certain non arms' length transactions such as issuer bids, insider bids, related party transactions and business combinations.

The CBCA provides that a Viterra shareholder may apply to a court having jurisdiction in Regina, Saskatchewan (being the location of Viterra's registered office) for an order directing an investigation to be made of Viterra and any of its affiliated corporations. For the court to make such an order of investigation, among other requirements, it must appear to the court that the business of Viterra or any of its affiliates has been carried on with intent to defraud a person or that powers of the directors were exercised in a manner that was oppressive or unfairly prejudicial to the interests of a shareholder. No person may publish anything relating to an ex parte application for investigation except with the authorisation of the court or the written consent of the corporation being investigated.

11. Comparison of constitutions, corporate laws and shareholder rights continued

In addition, a "complainant" (as that term is defined under the CBCA, which includes shareholders, former shareholders, directors and officers, former directors and officers, the relevant official under the CBCA, and other persons who, in the discretion of the court, are proper persons to bring an action) who complains that:

(i) any act or omission of Viterra or any of its affiliates effects a result;

(ii) the business or affairs of Viterra or any of its affiliates are being conducted or have been conducted in a manner; or

(iii) the power of the directors of Viterra or its affiliates are being exercised or were exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any shareholder, creditor, director or officer, may apply to the court for an order to rectify the matters complained of. This remedy is known as the "oppression remedy". The powers of the court under the CBCA in making an order are broad, it may make any order it thinks fit, from a simple order amending a corporation's by-laws to an order liquidating and dissolving the corporation.

Representative shareholder actions or derivative actions are also available under the CBCA to shareholders and other "complainants" (as defined under the CBCA and discussed above). The CBCA, to a large extent, has supplemented the common law and equity rules on the availability of actions. In addition to allowing complainants to bring actions in the name and on behalf of Viterra or any of its subsidiaries, the statutory provisions of the CBCA also allow complainants to intervene in existing proceedings, either for prosecuting or defending it, or to bring about its discontinuation on behalf of the company. Whether seeking to bring an action or to intervene, certain substantive and procedural requirements must first be met, including the requirement that the court be satisfied that the complainant is acting in good faith.

To bring a derivative action, it is first necessary to obtain the leave of the court. The granting of leave is not automatic, but requires the court to exercise judicial discretion. The court may grant leave if:

(i) the complainant has given notice to the directors of Viterra or its subsidiary of the complainant's intention to apply to the court not less than 14 days before bringing the application, or as otherwise ordered by the court, if the directors of Viterra or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

(ii) the complainant is acting in good faith; and

(iii) it appears to the court that it is in the best interests of Viterra or its subsidiary for the legal proceeding to be brought, prosecuted, defended or discontinued.

The court has broad powers to direct the conduct of any such legal proceeding.

In addition to the above, a shareholder may be able to bring a claim against Viterra based on the general laws of contract, tort or other laws applicable in Canada.

The CBCA provides that shareholders entitled to vote on certain matters may exercise dissent rights and demand payment for the fair value of their shares. Dissent rights exist when there is a vote upon matters such as:

(i) any amalgamation with another corporation, other than with specified affiliated corporations;

(ii) an amendment to the corporation's articles to add, change or remove any restriction on the business that the corporation may carry out;

(iii) an amendment to the corporation's articles adding, changing or removing any provisions which restrict the issue, transfer or ownership of shares;

(iv) a continuance under the laws of another jurisdiction;

(v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; or

(vi) a going-private transaction or a squeeze-out transaction.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganisation or by a court order made in connection with an action for an oppression remedy.

11.8 Source and payment of dividends

(a) ABB Grain

Under Australian law, the directors of ABB Grain may pay dividends only out of the company's distributable profits and not out of share capital. Before declaring a dividend, the directors must be satisfied that the proposed dividend can be paid without causing the company to be unable to pay its debts as they fall due. Under the ABB Grain Constitution, the directors may determine that a dividend is payable, fix the amount and time for payment and authorise the payment or crediting by ABB Grain of that dividend. Dividends must be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend applies.

(b) Viterra

The CBCA provides that a company may pay a dividend by issuing fully paid shares or (subject to the following sentence) in money or property. A company shall not declare or pay a dividend if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes. If cash dividends are issued in money, they may be subject to withholding taxes. For further information in relation to this please refer to the Tax Opinion in Section 10 of Part B of this Scheme Booklet.

Viterra does not currently intend to pay dividends but will keep the possibility of paying dividends under review. Please refer to Section 4.3 of Part A and Section 3.12 and Section 4.3(e) of Part B of this Scheme Booklet for further details.

According to Viterra's by-laws, the Viterra Board may declare and Viterra may pay dividends to shareholders according to their respective rights and interests in Viterra. The Board may fix the amount and time for determining the persons entitled to receive payment, provided that notice of the applicable record date must be given not less than seven days in advance by newspaper advertisement in Canada and written notice seven days in advance to the TSX.

11.9 Directors' remuneration

(a) ABB Grain

Under the ASX Listing Rules, the maximum amount to be paid to directors for their services as directors (other than the salary of an executive director) is not to exceed the amount approved by shareholders in general meeting.

Under the ABB Grain Constitution, the directors' remuneration may be paid out of ABB Grain's funds, such sum accruing from day to day, as ABB Grain determines in general meeting. Until so determined, the aggregate remuneration of the directors is to be not more than $900,000 per annum, to be divided among them in such proportion and manner as they agree or, failing agreement, equally. At ABB Grain's 2009 annual general meeting, ABB Grain Shareholders determined that the aggregate directors' remuneration would be not more than $1,500,000 per annum.

Legislation gives shareholders of listed companies (such as ordinary shareholders of ABB Grain) the right to participate in a non-binding vote, to be held at the annual general meeting, on the adoption of the remuneration report of the company. The remuneration report is included in the directors' report and is required to contain a discussion of the Board's policy in relation to remuneration of directors of the company.

(b) Viterra

Viterra's by-laws provide that its directors are to be paid such remuneration for their services as the Board may from time to time determine. Directors are also entitled to be reimbursed for travelling and other expenses reasonably incurred by them in attending meetings of the Board or any of its committees.

11.10 Fiduciary duties of directors and officers

(a) ABB Grain

Under Australian common law, the directors and officers of ABB Grain are subject to duties to: act in good faith in the interests of the company; act for a proper purpose; not fetter their discretion (in the case of directors only); exercise care, skill and diligence; avoid conflicts of interest; not use their position to their advantage; and not to misappropriate company property.

(b) Viterra

In accordance with the CBCA, every director and officer of Viterra, in exercising their powers and discharging their duties shall:

(i) act honestly and in good faith with a view to the best interests of Viterra (commonly referred to as the "duty of loyalty"); and

(ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (commonly referred to as the "duty of care").

11.11 Release from liability and indemnification of directors and officers

(a) ABB Grain

Under Australian law, ABB Grain cannot:

(i) exempt an officer from liability to the company incurred in his or her capacity as an officer;

(ii) indemnify an officer against a liability owed to the company or a related body corporate; or

(iii) indemnify an officer against the cost of legal proceedings including where such proceedings result in them being found to have a liability to the company or a related body corporate.

11. Comparison of constitutions, corporate laws and shareholder rights continued

However, under Australian law, a company may indemnify an officer against a liability owed to someone other than the company or a related body corporate (and also the cost of any related legal proceedings), provided the liability does not arise out of conduct involving a lack of good faith or the liability is not a penalty or compensation order made under the Corporations Act. For the purposes of these provisions, an "officer" includes a director, secretary or senior manager of ABB Grain.

The ABB Grain Constitution contains provisions indemnifying the company's past and existing directors, secretaries and executive officers, to the maximum extent permitted by law, against any liability for costs and expenses incurred by that person:

- in defending any criminal or civil proceedings relating to that person's position with ABB Grain or its related bodies corporate, where judgement is given in that person's favour, that person is acquitted or proceedings are withdrawn before judgement;
- in connection with any administrative proceedings relating to that person's position with ABB Grain or its related bodies corporate, except civil or criminal proceedings against that person where judgement is not given in that person's favour or in which that person is not acquitted; or
- in connection with any application in relation to any civil or criminal proceedings relating to that person's position with ABB Grain, where relief is granted to that person under the Corporations Act by the court,

unless the liability arises out of conduct involving a lack of good faith.

(b) Viterra

Viterra's by-laws provide that no director or officer shall be liable for:

(i) the acts, receipts, neglects or defaults of any other director, officer, employee or agent of Viterra or any other person;

(ii) any loss, damage or expense incurred by Viterra through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of Viterra, or for the insufficiency or deficiency of any security in or upon which any of the money of Viterra shall be loaned or invested;

(iii) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to Viterra shall be lodged or deposited;

(iv) any loss, conversion, misapplication or misappropriation of, or any damage resulting from any dealings with, any moneys, securities or other assets belonging to Viterra; or

(v) any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director's or officer's respective office or in relation thereto,

unless the same shall happen by or through the director's or officer's failure to exercise the powers and to discharge the duties of the director's or officer's office honestly and in good faith with a view to the best interests of Viterra, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing in the provisions described above shall relieve a director or officer from the duty to act in accordance with the CBCA or relieve such director or officer from liability for a breach of the CBCA.

Viterra may, in certain circumstances, indemnify a director or officer, a former director or officer or another individual who acts or acted at Viterra's request as a director or officer, or an individual acting in a similar capacity, of another entity and their respective heirs, executors, administrators and other legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Viterra or another relevant entity.

Viterra may not indemnify any of the individuals described above unless the individual:

(i) acted honestly and in good faith with a view to the best interests of Viterra or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at Viterra's request; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable ground for believing that the individual's conduct was lawful.

However, if any of the individuals mentioned in the paragraph above seeking indemnity meet these two conditions and are not judged by a court or other competent authority to have committed any fault or to have omitted to do anything that the individual ought to have done, they will be entitled to indemnity from Viterra in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with Viterra or the other entity as described above.

The CBCA also authorises a company to purchase and maintain liability insurance for the benefit of the individuals described in the second paragraph above against any liability incurred by the individual in their capacity as director or officer of the company or in their capacity as director or officer or similar capacity of another entity if they acted in that capacity at the company's request.

11.12 Transactions involving directors or officers

(a) ABB Grain

The Corporations Act prohibits ABB Grain from giving directors a financial benefit unless it: (i) obtains the approval of shareholders and gives the benefit within 15 months after approval; or (ii) the financial benefit is exempt. Exempt financial benefits include indemnities, insurance premiums and payments for legal costs which are not otherwise prohibited by the Corporations Act and benefits given on arms' length terms.

The ASX Listing Rules prohibit ABB Grain from acquiring a substantial asset from, or disposing of a substantial asset to, one of its directors unless it obtains the approval of shareholders. The ASX Listing Rules also prohibit ABB Grain from issuing or agreeing to issue shares to a director unless it obtains the approval of shareholders or the share issue is exempt. Exempt share issues include issues made pro rata to all shareholders, under an underwriting agreement, under a dividend or distribution plan or under an approved employee incentive plan.

(b) Viterra

Please see Section 11.13 below for a description of the considerations applicable to transactions involving directors or officers.

11.13 Directors' declarations of interest

(a) ABB Grain

The ABB Grain Constitution states that a transaction between the company and an interested director is not avoided merely because of that interest. The Corporations Act generally requires an ABB Grain Director who has a material personal interest in a matter that relates to the affairs of a company to give the other directors notice of that interest. That director must not be present at a meeting where the matter is being considered or vote on the matter unless the other directors or ASIC approve, or the matter is not one which requires disclosure under the Corporations Act. Under the Corporations Act, failure of a director to disclose a material personal interest, or voting despite a material personal interest, does not affect the validity of a contract in which the director has an interest. ABB Grain Directors, when entering into transactions with the company, are subject to the common law and statutory duties to avoid conflicts of interest.

(b) Viterra

The CBCA, as well as Viterra's by-laws, require directors and officers to disclose to Viterra the nature and extent of any interest that they may have in a material contract or transaction, whether made or proposed, with Viterra, if they:

(i) are a party to the contract or transaction;

(ii) are directors or officers of, or acting in a similar capacity for, a party to the contract or transaction; or

(iii) have a material interest in a party to the contract or transaction.

Except as provided in the CBCA, no director having such an interest shall vote on any resolution to approve such contract or transaction.

A contract or transaction for which the above disclosure is required is not invalid, and the director or officer is not accountable to the corporation or its shareholders for any profit realised from the contract or transaction, because of the director's or officer's interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if:

(i) disclosure of the interest was made in accordance with the CBCA;

(ii) the directors approved the contract or transaction; and

(iii) the contract or transaction was reasonable and fair to the corporation when it was approved.

11. Comparison of constitutions, corporate laws and shareholder rights continued

11.14 Takeovers

(a) ABB Grain

Australian law places restrictions on a person acquiring interests in the voting shares of ABB Grain where, as a result of the acquisition, that person's or someone else's voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%. Generally, such acquisitions cannot be made unless the person does not acquire more than 3% of the voting shares in the company in any six month period, the acquisition is made with shareholder approval or the acquisition is made under a takeover bid made in accordance with Australian law. Takeover bids must treat all shareholders alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal and suspension of offers.

(b) Viterra

In Canada, takeover bids are regulated primarily by provincial and territorial securities legislation and related rules and, to a limited extent, the corporate statutes under which the target company is incorporated. Unless an exemption from the formal takeover bid requirements under securities legislation is available or can be obtained, persons or companies making an offer to acquire shares in a jurisdiction where the subject shares, together with the offeror's securities (including any securities held by joint offerors), constitute in aggregate 20% or more of the outstanding shares of the company at the time of the offer are required to extend the offer to all security holders in the jurisdiction. These provisions require, among other things, the production, filing and mailing of a takeover bid circular to shareholders of the target company. These provisions are applicable for security holders whose address in the books of the corporation is in Canada.

Takeover bids must treat all security holders alike and must not involve any collateral agreements, with certain exceptions for employment compensation arrangements. Takeover bids must remain open for a minimum of 35 days from the date of the mailing of the circular, after which time all securities deposited under the offer may be taken up.

For the protection of target security holders, the takeover bid rules contain various additional requirements, such as restrictions applicable to conditional offers and the withdrawal, amendment or suspension of offers. Securities regulators also retain a general "public interest jurisdiction" to regulate takeovers and may intervene to halt or prevent activity that is abusive. Substantial issuer bids are regulated similarly to takeover bids.

There are extensive disclosure requirements associated with takeover bids, beginning with "early warning" disclosure required when an acquirer crosses the 10% ownership threshold. Generally, further disclosure is required for additional purchases of 2% or more of the outstanding security for which such "early warning" disclosure is required. Purchases outside the bid before, during and after the bid are also restricted. Following a bid, second step transactions where the acquirer brings its percentage ownership to 100% are governed by corporate laws – in Viterra's case, the CBCA. No shareholder approval of the acquisition would be required if the acquirer obtained 90% of the outstanding securities owned by minority security holders during the bid. Otherwise, a meeting must be called and associated regulations complied with for an acquisition, including obtaining a two thirds majority approval. The acquirer is generally permitted to vote the shares acquired pursuant to the bid at such meeting. Appraisal rights are available for objecting shareholders who fulfil certain procedural requirements.

Canadian securities laws allow certain exemptions to the formal bid requirements, on specified conditions. For example, private agreements to purchase securities from up to five persons are permitted if the purchase price does not exceed 115% of the market price. Under the normal course purchase exception, the offeror (together with any joint offerors) may acquire up to 5% of a class of securities within a 12 month period if there is a published market for the relevant class and the consideration paid does not exceed the market price at the date of acquisition.

11.15 Right to inspect register of shareholders

(a) ABB Grain

Under Australian law, the register of shareholders of a company is usually kept at the registered office or principal place of business in Australia and must be available for inspection to members free of charge at all times when the registered office is open to the public. If a person asks ABB Grain for a copy of the register (or any part of the register) and pays the requested fee (up to a prescribed amount), ABB Grain must give that person the copy within seven days of the date on which ABB Grain receives such payment. Under the ABB Grain Constitution, except as otherwise required by the Corporations Act, the directors may determine whether and to what extent and at what times and places and under what conditions the accounting records and other documents of ABB Grain or any of them will be open for inspection by members, other than directors, and a member does not have a right to inspect any document of ABB Grain except as provided by law or authorised by directors or ABB Grain in general meeting.

Under the Corporations Act, a shareholder must obtain a court order to obtain access to the corporate books. The applicant must be acting in good faith and be making the inspection for a proper purpose.

(b) Viterra

Under the CBCA, a shareholder or creditor of Viterra and their personal representatives may examine the corporate records (including the securities register, accounting records, minutes of meetings and resolutions of shareholders) at Viterra's registered office or such other place where such records are kept during Viterra's usual business hours free of charge. As Viterra is a "distributing corporation" (as defined in the CBCA), any other person may do so for a reasonable fee. However, any of the above persons wishing to examine the securities register must first make a request to Viterra, accompanied by an affidavit stating that the list will not be used except for certain purposes permitted under the CBCA.

11.16 Winding up

(a) ABB Grain

Under Australian law, an insolvent company may be wound up by a liquidator appointed either by creditors or the court. Directors cannot use their powers after a liquidator has been appointed. If there are funds left over after payment of the costs of the liquidation, and payments to other priority creditors, including employees, the liquidator will pay these to unsecured creditors as a dividend. The shareholders rank behind the creditors and are therefore unlikely to receive any dividend in an insolvent liquidation.

Under Australian law, shareholders of a solvent company may decide to wind up the company if the directors are able to form the view that the company will be able to pay its debts in full within 12 months after the commencement of the winding up.
A meeting at which a decision is made to wind up a solvent company requires at least 75% of votes cast by the shareholders present and voting.

The ABB Grain Constitution provides that on winding up, the liquidator may, with sanction of a special resolution of the company, divide among the members in kind all or any part of ABB Grain's property and may for that purpose set such value as the liquidator considers fair on any property to be divided, and determine how the property is to be divided between the members or different classes of members.

(b) Viterra

A corporation will cease to exist if it is voluntarily dissolved, if it is wound up or if its certificate of incorporation is cancelled by the relevant official under the CBCA. The principal distinction between dissolution and winding up is the identity of the person or persons who carry out the steps required to terminate a corporation's existence. A dissolution is handled by the existing managers of the corporation, whereas winding up is generally managed by another person appointed solely for that purpose.

There are effectively three methods of winding up contemplated under the CBCA. A court liquidation may be instituted by the corporation itself (i.e. voluntary liquidation) or by the court on the application of a shareholder, creditor or other person authorised under the legislation (i.e. involuntary or compulsory liquidation). A liquidation may also begin as a voluntary, shareholder driven proceeding, but may then be continued under court supervision. The relevant official under the CBCA may also dissolve a corporation under certain circumstances. In all cases, the corporation must be neither insolvent nor bankrupt to have its existence terminated under the CBCA. Liquidation of the corporation may also take place completely outside the framework of the CBCA. Where a CBCA regulated corporation is insolvent, its winding up may be governed by the provisions of the *Winding-Up and Restructuring Act* (Canada). A corporation may also be liquidated under the provisions of the *Bankruptcy and Insolvency Act* (Canada), either by way of assignment into bankruptcy (voluntary) or on petition by a creditor (involuntary). Finally, a corporation may be liquidated informally under contractual arrangement, usually by way of the private appointment of a receiver and manager.

Voluntary liquidation under the CBCA may be initiated or proposed by the directors or shareholders, but must be sanctioned by a special resolution of the shareholders. The corporation must settle its debts, obligations or liabilities prior to dissolution.

Dissolution by the court under the CBCA, also referred to as compulsory winding up or liquidation, may be commenced by application of a shareholder if the court is satisfied that there has been conduct that is oppressive or unfairly prejudicial to the interests of shareholders, creditors, directors or officers or that it is just and equitable that the corporation should be liquidated and dissolved. A liquidator may be appointed by the court.

ABB Grain additional information



12

12.1 ABB Grain Directors

The ABB Grain Directors in office at the date of lodgement of this Scheme Booklet for registration by ASIC are:

Name	Position
Perry Gunner	Chairman
Max Venning	Deputy Chairman
Paul Daniel	Non-executive director
Trevor Day	Non-executive director
Kevin Osborn	Non-executive director
Ross Johns	Non-executive director
Timothy Ryan	Non-executive director

Each of the ABB Grain Directors recommends ABB Grain Shareholders vote in favour of the Scheme and the Constitutional Amendment, in the absence of a superior proposal. Please refer to Section 1.2(b) of Part B of this Scheme Booklet for further details.

12.2 Interests in ABB Grain held by ABB Grain Directors

As at the date of this Scheme Booklet, the ABB Grain Directors have the following relevant interests in marketable securities in ABB Grain:

Name	No. of ABB Grain Shares held
Perry Gunner	36,581
Max Venning	275,126
Paul Daniel	65,003
Trevor Day	48,730
Kevin Osborn	11,573
Ross Johns	140,547
Timothy Ryan	34,106

The effect of the Scheme on the interests of the non-executive directors (including the Chairman and the Deputy Chairman) referred to above will be no different from the effect on the like interests of other persons.

12.3 Interests in Viterra held by ABB Grain Directors

None of the ABB Grain Directors holds any interests in marketable securities in Viterra as at the date of this Scheme Booklet.

12.4 Payments in connection with retirement from office

On 25 February 2009, at ABB Grain's 2009 annual general meeting, the Chairman announced that ABB Grain would introduce mechanisms to encourage directors to retire in the context of orderly succession planning, to assist in Board renewal. To this end, following the 2009 annual general meeting, on 25 February 2009 the ABB Grain Board adopted a directors' retirement benefits policy. This policy provided for payment to retiring directors based on length of service, but on a reducing basis over three years, declining to zero by the third anniversary of the 2009 annual general meeting. All payments were subject to the limits on termination payments imposed by the Corporations Act.

Given the announcement of the proposed transaction with Viterra on 19 May 2009, the ABB Grain Directors decided on 6 July 2009 to suspend the policy pending the implementation of the Scheme, meaning that ABB Grain Directors will forego any entitlement to termination payments under the policy.

On the Implementation Date, the ABB Grain Directors who are not appointed to the Combined Group Board, namely Messrs Trevor Day, Ross Johns and Timothy Ryan, have agreed to tender their resignations from the ABB Grain Board.

Except as set out in Section 12.5 below, no payments or other benefits are proposed to be made or given to any director, secretary or executive officer of ABB Grain or any of its related bodies corporate as compensation for loss of, or as consideration for or in connection with, his or her loss of office or retirement from office where such loss of office or retirement from office is as a consequence of, or in connection with, the Scheme.

Further, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any ABB Grain Director to induce that person to become or to qualify as a director of Viterra.

12.5 Appointments to Viterra Australian Advisory Board

Messrs Trevor Day, Ross Johns and Timothy Ryan (who will not become directors of the Combined Group following implementation of the Scheme) will join the Viterra Australian Advisory Board. Appointment to the Viterra Australian Advisory Board will be for an initial term of up to three years (subject to renewal) and for fees equivalent to directors' fees payable by ABB Grain (subject to review). Viterra will therefore have the ongoing benefit of Messrs Trevor Day, Ross Johns and Timothy Ryan's experience and expertise as members of the Viterra Australian Advisory Board.

12.6 Other agreements or arrangements connected with or conditional on the Scheme

Except as set out below, in Section 12.9 below in relation to the holding of Executive Options or rights under ABB Grain's Long Term Incentive Scheme or as set out elsewhere in this Scheme Booklet, there is no agreement or arrangement made between any director,

12. ABB Grain additional information continued

secretary or executive officer of ABB Grain and any other person in connection with or conditional on the outcome of the Scheme:

(a) each ABB Grain Director who holds ABB Grain Shares at the Scheme Record Date will be entitled to receive Cash Consideration or Scrip Consideration in accordance with the terms of the Scheme;

(b) if the ABB Grain Scheme becomes Effective, Messrs Perry Gunner, Max Venning, Paul Daniel and Kevin Osborn will join the Viterra Board and Mr Perry Gunner will be appointed Deputy Chairman. The ABB Grain nominees will be paid directors' fees in accordance with Viterra's existing fee arrangements for directors as described in Section 11.9 of Part B of this Scheme Booklet;

(c) under the Implementation Agreement, Viterra and Viterra Australia have indemnified the directors, company secretaries and employees of each member of the ABB Grain Group from and against all claims, liabilities and losses which he or she may suffer or incur by reason of a breach of any of the representations, warranties and undertakings given by Viterra and Viterra Australia in clauses 8.2 and 8.3 of the Implementation Agreement;

(d) subject to the Scheme being implemented, Viterra has agreed in the Implementation Agreement in favour of each person who is a director of ABB Grain or any of its related bodies corporate at the Implementation Date that it will take out and maintain for a period of seven years following the Implementation Date, or will procure that ABB Grain takes out and maintains for that period, to the maximum extent permitted by law, insurance cover insuring each such person against liabilities incurred in the course of his or her service as a director of any member of the ABB Grain Group prior to implementation of the Scheme;

(e) Viterra has agreed in the Implementation Agreement, on its behalf and on behalf of its associated persons, that, to the maximum extent permitted by law, no director, secretary or employee of ABB Grain, among others, accepts responsibility for due diligence information provided to Viterra in connection with its transaction; and

(f) Messrs Trevor Day, Ross Johns and Timothy Ryan have agreed to tender their resignation as directors of ABB Grain in the event that the Scheme is approved and will join the Viterra Australian Advisory Board (see Section 12.5 above).

12.7 Interests held by ABB Grain Directors in contracts of Viterra

Other than as set out in Section 12.6 above, no ABB Grain Director has an interest in any contract entered into by Viterra.

12.8 Other interests of ABB Grain Directors

Except as set out in this Scheme Booklet, no ABB Grain Director has any other interest material to the Scheme.

12.9 Consequences of the Scheme for ABB Grain employee incentive schemes

(a) Exempt Employee Share Plan (EESP)

Under the EESP, the ABB Grain Board may elect to issue ABB Grain Shares to ABB Grain employees, taking advantage of tax concessions available for employee share plans.

Under the Implementation Agreement, ABB Grain, Viterra and Viterra Australia agreed that ABB Grain may exercise such rights, powers and discretions as it may have under the terms of the EESP to enable the ABB Grain Shares held subject to the EESP to be transferred to Viterra Australia under the Scheme.

On 25 May 2009, the ABB Grain Board resolved that subject to approval of the Scheme by ABB Grain Shareholders and the Court, to:

(i) waive all restrictions on ABB Grain Shares which have been issued under the EESP and which are subject to the holding lock imposed by the EESP, to allow the holders of those ABB Grain Shares to participate in the Scheme;

(ii) pay ABB Grain employees the cash equivalent of their entitlements under the 2008–2009 ABB Grain employee incentive scheme, in respect of which the ABB Grain Shares have not yet been issued by ABB Grain under the EESP; and

(iii) terminate the EESP.

(b) Deferred Employee Share Plan (DESP)
Under the DESP, ABB Grain Directors and employees may elect to sacrifice their fees, salaries, short term incentive payments and/or long term incentive payments to receive ABB Grain Shares.

Under the Implementation Agreement, ABB Grain, Viterra and Viterra Australia agreed that ABB Grain may exercise such rights, powers and discretions as it may have under the terms of the DESP to enable the ABB Grain Shares held subject to the DESP to be transferred to Viterra Australia under the Scheme.

On 25 May 2009, the ABB Grain Board resolved to:

(i) suspend indefinitely the operation of the DESP with immediate effect; and

(ii) subject to approval of the Scheme by ABB Grain Shareholders and the Court, terminate the DESP.

Salary sacrifice participants
Employees who have elected to participate in the DESP by way of salary sacrifice have an agreed amount deducted from their fortnightly salary and deposited into a trust account. ABB Grain Shares are then issued under the DESP at the end of each March, June, September and December.

In respect of accrued salary sacrifice contributions held by ABB Grain on account of the June 2009 issue of ABB Grain Shares under the DESP, participating ABB Grain employees will be notified of the suspension of the DESP and repaid any accrued contributions deducted from their salary.

Long Term Incentive Scheme participants
Under the 2006–2009, 2007–2010 and 2008–2011 tranches of ABB Grain's Long Term Incentive Scheme, participants were required to elect to receive their bonuses in the form of ABB Grain Shares issued pursuant to the DESP. Where there is no DESP in place, ABB Grain's Long Term Incentive Scheme provides for payment of bonuses by cash or cheque.

(c) Long Term Incentive Scheme (LTIS)
Under the LTIS, ABB Grain's Managing Director and ABB Grain executive employees reporting to the Managing Director are offered the opportunity to earn a bonus based on performance measured against hurdles over a three year period.

Participants in the LTIS are required to elect to receive any bonuses earned under the LTIS in the form of shares issued pursuant to the DESP. Where there is no DESP in place, the LTIS provides for payment of bonuses by cash or cheque.

ABB Grain has entered into arrangements (conditional upon the Scheme becoming Effective) with each participant in the LTIS for the cancellation of their rights. Under these arrangements, ABB Grain will pay to each participant a cash amount for the cancellation of their rights based on an assessment of the fair value of those rights. The aggregate amount payable in respect of all such rights will not exceed $2.8 million.

(d) Executive Share Option Plan (ABB Grain ESOP)
Under the ABB Grain ESOP, ABB Grain has granted options to acquire ABB Grain Shares to its senior executive team as part of an ongoing strategy of retention and motivation.

Two tranches of Executive Options have been issued under the ABB Grain ESOP as follows:

Grant date	30 April 2008	1 October 2008
No. of participants	10	11
Option price	Nil	Nil
Exercise price	$11.55	$10.61
No. of options offered	386,740 (i.e. 38,674 per executive)	550,000 (i.e. 50,000 per executive)
Conversion ratio	1 ABB Grain Share for 1 option	1 ABB Grain Share for 1 option
Vesting date	30 April 2011	1 October 2011
Expiry date	30 April 2013	1 October 2013

12. ABB Grain additional information continued

ABB Grain has entered into arrangements (conditional upon the Scheme becoming Effective) with each of holder of Executive Options for the cancellation of their Executive Options in consideration for the payment of:

(i) $1.80 cash per Executive Option granted on 30 April 2008; and

(ii) $2.04 cash per Executive Option granted on 1 October 2008.

The value of the consideration to be paid in respect of the Executive Options was determined by ABB Grain by reference to several valuations prepared using normal option valuation methodology.

The total amount payable by ABB Grain as consideration for the cancellation of the Executive Options is $1,818,132.

Subject to the Scheme being approved by the ABB Grain Shareholders and the Court, the ASX has granted a waiver to ABB Grain from compliance with ASX Listing Rule 6.23.2 to permit the Executive Options to be cancelled without requiring shareholder approval.

12.10 Consents

The following persons have given and, before the date on which this Scheme Booklet was lodged with ASIC for registration, have not withdrawn, their consent to be named in this Scheme Booklet in the form and context in which they are named:

(a) Johnson Winter & Slattery, as Australian legal adviser to ABB Grain;

(b) J.P. Morgan Australia Limited, as financial adviser to ABB Grain;

(c) KPMG, as Independent Expert;

(d) Deloitte Touche Tohmatsu, as Investigating Accountant;

(e) Deloitte Touche Tohmatsu Ltd, as ABB Grain's taxation adviser;

(f) Computershare, as ABB Grain's share registry; and

(g) Viterra, in respect of the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information, and Viterra Australia.

The following persons have given and, before the date on which this Scheme Booklet was lodged with ASIC for registration, have not withdrawn, their consent to the inclusion in this Scheme Booklet of the following statements in the form and context in which they are included:

(a) KPMG, in respect of the Independent Expert's Report and references to that report in this Scheme Booklet;

(b) Deloitte Touche Tohmatsu (ABN 74 490 121 060), in respect of the Investigating Accountant's Report, references to that report in this Scheme Booklet; and

(c) Deloitte Touche Tohmatsu Ltd (ACN 092 223 240), in respect of the Tax Opinion and references to the Tax Opinion in this Scheme Booklet.

Each person referred to in this Section 12.10 has not authorised or caused the issue of this Scheme Booklet, does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based other than as specified in this Section 12.10 and, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Scheme Booklet except in respect of those reports or statements to which they have consented as specified in this Section 12.10.

12.11 Creditors of ABB Grain

The Scheme, if implemented, is not expected to materially prejudice ABB Grain's ability to pay its creditors as it involves the acquisition of shares in ABB Grain. No material new liability (other than transaction costs and the amendment of ABB Grain's syndicated facility referred to in Section 4.5 of Part B of this Scheme Booklet) is expected to be incurred by ABB Grain as a consequence of the implementation of the Scheme. ABB Grain has paid and is paying all of its creditors within normal terms of trade and is solvent and trading in an ordinary commercial manner.

12.12 ABB Grain Special Dividend

Payment of the ABB Grain Special Dividend could be regarded as "financially assisting" Viterra Australia to acquire ABB Grain Shares under Section 260A of the Corporations Act. If it is regarded as "financial assistance", it is nevertheless permitted if the giving of the assistance does not materially prejudice:

- the interests of ABB Grain;
- the interests of ABB Grain Shareholders; or
- ABB Grain's ability to pay its creditors.

The ABB Grain Board has determined that the payment of the ABB Grain Special Dividend is in the best interests of ABB Grain and ABB Grain Shareholders, and does not materially prejudice ABB Grain's ability to pay its creditors. This determination of the ABB Grain Board has been reached after taking into account the financial position of ABB Grain after payment of the ABB Grain Special Dividend. ABB Grain has sufficient retained earnings to pay the ABB Grain Special Dividend, and will retain sufficient financial capacity to meet its ongoing commitments. See Section 2.9 of Part B of this Scheme Booklet for further information.

Viterra additional information

13



13. Viterra additional information

13.1 Interests of the Viterra Group in ABB Grain Shares

Viterra and its associates (as defined in section 12 of the Corporations Act) do not have a relevant interest in any shares in ABB Grain as at the date of this Scheme Booklet.

13.2 Interests of Viterra Directors

As at 3 July 2009, the Viterra Directors have the following relevant interests in Viterra Shares:

Name	Viterra Shares directly held	Viterra Shares indirectly held	Total Viterra Shares	Deferred share units	Restricted share units	Performance share units	Total ownership
Thomas Birks		45,004	45,004	57,317			102,321
Vic Bruce	812	590	1,402	27,427			28,829
Tom Chambers		10,000	10,000	48,861			58,861
Bonnie DuPont	6,500		6,500	16,234			22,734
Tim Hearn	40,000		40,000	14,102			54,102
Dallas Howe	121		121	45,396			45,517
Harold Milavsky	3,900	17,000	20,900	34,723			55,623
Herb Pinder		138,333	138,333	48,593			186,926
Larry Ruud			0	20,793			20,793
Mayo Schmidt	304,623		304,623		108,291	419,438	832,352

See Section 3.13 of Part B of this Scheme Booklet for details of the Viterra Management Stock Option Plan.

As at 3 July 2009, none of the Viterra Directors have any interests in ABB Grain Shares.

13.3 Further information

For further information relating to Viterra, please visit Viterra's website at www.viterra.ca.

General additional information



14

14. General additional information

14.1 ASIC relief

Regulation 5.1.01 of the Corporations Regulations requires that, unless ASIC allows otherwise, the Scheme Booklet must contain all of the matters set out in Part 3 of Schedule 8 to the Corporations Regulations. As some of these requirements are not applicable or appropriate in respect of the Scheme, ASIC has allowed the following variations in this Scheme Booklet:

(a) Payments or benefits proposed to be given to ABB Grain Directors, secretaries or executive officers

Clause 8302(d) of Schedule 8 to the Corporations Regulations requires the disclosure of particulars of any payment or other benefit that is proposed to be made or given to any director, secretary or executive officer of ABB Grain or any related body corporate as compensation for loss of, or as consideration for or in connection with his or her retirement from, office of the relevant company.

ASIC has allowed ABB Grain to vary its compliance with this requirement. The effect of ASIC's consent is that ABB Grain will only disclose particulars of any payment or other benefit that is proposed to be made or given to any director, secretary or executive officer of ABB Grain or any related body corporate as compensation for loss of, or as consideration for or in connection with his or her retirement from, office only to the extent that the director, secretary or executive officer will lose office or retire from office in connection with the Scheme.

(b) Change in financial position

Clause 8302(h) of Schedule 8 of the Corporations Regulations requires the Scheme Booklet to disclose the extent to which the financial position of ABB Grain has materially changed since the date of the last balance sheet laid before ABB Grain's general meeting, being its financial statements for the financial year ended 30 September 2008.

ASIC has allowed ABB Grain to confine its disclosure to all material changes to ABB Grain's financial position between 31 March 2009, being the end of ABB Grain's half year (the results in respect of which were announced to the ASX on 19 May 2009), and the lodgement of the Scheme Booklet for registration by ASIC, on condition that:

(i) ABB Grain complies with Division 2 of Part 2M.3 of the Corporations Act in respect of the half year ended 31 March 2009;

(ii) the explanatory statement states that ABB Grain will give a copy of the documents referred to in section 302 of the Corporations Act for the half year ended 31 March 2009 free of charge to anyone who asks for them, before the Scheme is approved by order of the Court;

(iii) ABB Grain discloses all material changes to its financial position occurring after 31 March 2009 in the explanatory statement. This information is provided in Section 2.9 of Part B of this Scheme Booklet; and

(iv) the explanatory statement sent to members is substantially in the form given to ASIC on 21 July 2009.

A copy of ABB Grain's half year report for the period ended 31 March 2009 is available on ABB Grain's website at www.abb.com.au, or is available by contacting the ABB Grain Shareholder Information Line on 1800 112 781 (free call from within Australia) or +61 2 8268 3602 (from outside Australia) between 9.00am and 6.00pm (Adelaide time), Monday to Friday.

14.2 ASX Listing Rule 6.23.2 waiver

Subject to the Scheme being approved by ABB Grain Shareholders and the Court, the ASX has granted a waiver to ABB Grain from compliance with ASX Listing Rule 6.23.2 to permit the Executive Options to be cancelled without requiring shareholder approval.

14.3 No unacceptable circumstances

The directors of ABB Grain, Viterra Australia and Viterra believe that the Scheme does not involve any circumstances in relation to the affairs of ABB Grain, Viterra and Viterra Australia that could reasonably be characterised as constituting "unacceptable circumstances" for the purposes of section 657A of the Corporations Act.

14.4 Funding arrangements for Cash Consideration

The Cash Consideration under the Scheme, which has a limit of approximately $1.13 billion, will be funded through a combination of:

- proceeds from subscription receipt offering – Viterra has C$431 million of cash available from its subscription receipt equity offering, which was completed on 13 May 2009; and
- short term deposits – Viterra has set aside approximately C$580 million of short term deposits with commercial banks that will be available to meet commitments under the Scheme, to the extent required.

In total, Viterra has approximately C$1.011 billion available to fund the Cash Consideration under the Scheme. Viterra has put in place Australian dollar:Canadian dollar foreign exchange hedges that ensure the total Cash Consideration requirement in Australian dollars will be able to be met. As such, the ability of Viterra to meet its commitment regarding the Cash Consideration under the Scheme will not be affected by changes in the Australian dollar:Canadian dollar exchange rate.

14.5 Other material information

Other than as contained in or referred to in this Scheme Booklet, there is no other information material to the making of a decision by ABB Grain Shareholders whether or not to vote in favour of the Scheme and the Constitutional Amendment, being information that is known to ABB Grain or a director of a related body corporate of ABB Grain and which has not previously been disclosed to ABB Grain Shareholders.

Glossary

15



Term	Description
ABB Grain	means ABB Grain Ltd (ABN 59 084 962 130).
ABB Grain Board	means the Board of ABB Grain.
ABB Grain Constitution	means ABB Grain's constitution.
ABB Grain Director	means a director of ABB Grain.
ABB Grain ESOP	means the ABB Grain Executive Share Option Plan.
ABB Grain Group	means ABB Grain and its related bodies corporate.
ABB Grain Information	means all information in this Scheme Booklet other than the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and the Tax Opinion.
ABB Grain Material Adverse Change	has the meaning given to it in the Implementation Agreement.
ABB Grain Prescribed Event	has the meaning given to it in the Implementation Agreement.
ABB Grain Register	means the register of members of ABB Grain.
ABB Grain Share	means a fully paid ordinary share in the capital of ABB Grain.
ABB Grain Shareholder	means a person who is recorded in the ABB Grain Register as a holder of ABB Grain Shares.
ABB Grain Special Dividend	means a fully franked special dividend of A$0.41 per ABB Grain Share which, subject to the Scheme being implemented, ABB Grain will pay to ABB Grain Shareholders as at the Dividend Record Date, and which is more particularly described in Section 1.2(o) of Part B of this Scheme Booklet.
ACCC	means the Australian Competition and Consumer Commission.
A-IFRS	means the Australian equivalents to International Financial Reporting Standards.
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.
ASX Listing Rules	means the official listing rules of the ASX.
Board	means, in relation to a company, the board of directors of that company.
Business Day	means a day that is not a Saturday, Sunday, bank holiday or public holiday in South Australia.
Cash Consideration	means consideration paid under the Scheme in cash in Australian dollars.
Cash Out Facility	means the sale facility described in Section 5.9 of Part B of this Scheme Booklet.
Cash Out Facility Nominee	means a nominee chosen by Viterra to sell Scrip Consideration under the Cash Out Facility.

15. Glossary continued

Term	Description
Cash Out Facility Proceeds	means the cash proceeds of the sale of Scrip Consideration by the Cash Out Facility Nominee under the Cash Out Facility, net of applicable taxes and charges incurred by the Cash Out Facility Nominee other than brokerage in connection with the sale (save that, in the case of the sale of Scrip Consideration on behalf of an ABB Grain Shareholder who is a Large Shareholder or an Ineligible Foreign ABB Grain Shareholder, their pro rata share of brokerage costs paid by the Cash Out Facility Nominee in relation to the sale of Scrip Consideration attributable to Large Shareholders or Ineligible Foreign ABB Grain Shareholders will be deducted from their pro rata share of those net cash proceeds).
CBCA	means the *Canada Business Corporations Act* (Canada).
CDI	means a CHESS Depositary Instrument, being a unit of beneficial ownership in an issued share which is listed on a foreign exchange (where such foreign share has been issued in the name of the relevant depositary nominee who holds the legal title to that share).
CDN	means CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506).
C-GAAP	means Canadian generally accepted accounting principles.
Combined Group	means, after the Implementation Date, the Viterra Group or, as the context requires, Viterra.
Combined Group Board	means the Viterra Board following the Scheme becoming Effective.
Combined Group Scheme Booklet Information	means the information contained in Section 7 of Part A of this Scheme Booklet and Sections 4 and 7 of Part B of this Scheme Booklet, information elsewhere in this Scheme Booklet repeating the information contained in any of those Sections and all other information in this Scheme Booklet regarding the Combined Group or its directors or proposed directors.
Competing Proposal	has the meaning given to it in the Implementation Agreement.
Computershare	means Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Constitutional Amendment	means the amendment to the ABB Grain Constitution to permit the acquisition of the ABB Grain Shares by Viterra Australia under the Scheme, as more fully described in the Notice of Constitutional Amendment Meeting set out in Appendix 5 to Part B of this Scheme Booklet.
Constitutional Amendment Meeting	means the meeting of the ABB Grain Shareholders to consider and, if thought fit, approve the Constitutional Amendment.
Constitutional Amendment Resolution	means the resolution to be put to ABB Grain Shareholders to approve the Constitutional Amendment.
Corporations Act	means the *Corporations Act 2001* (Cth).
Corporations Regulations	means the *Corporations Regulations 2001* (Cth).
Court	means the Federal Court of Australia.
CWB	means the Canadian Wheat Board.

Term	Description
Deed Poll	means the Deed Poll set out in Appendix 3 to Part B of this Scheme Booklet.
Dividend Record Date	means the time and date for determining ABB Grain Shareholders entitled to be paid the ABB Grain Special Dividend, being 6.30pm (Adelaide time) on the fourth Business Day after the Effective Date.
EBITDA	means earnings before interest, tax, depreciation and amortisation.
Effective	when used in relation to the Scheme, means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act approving the Scheme.
Effective Date	means the date on which the Scheme becomes Effective.
Election	means a valid election as to the form of Scheme Consideration which an ABB Grain Shareholder wishes to receive, made on and in accordance with the directions contained in the Election Form.
Election Deadline	means 5.00pm (Adelaide time) on the fifth Business Day following the Effective Date (as at the date of this Scheme Booklet expected to be 18 September 2009).
Election Form	means the form of election accompanying this Scheme Booklet.
End Date	has the meaning given to it in the Implementation Agreement.
Executive Option	means an option to acquire an ABB Grain Share issued under the ABB Grain ESOP.
FY	means financial year.
HK Qualified Investor	means any ABB Grain Shareholder whose address is inside the Hong Kong Special Administrative Region and who is a professional investor for the purposes of the Companies Ordinance (Cap 32) or any other ABB Grain Shareholder whose address is inside the Hong Kong Special Administrative Region in circumstances where ABB Grain and Viterra determine that any offer or invitation to that person would not constitute an offer or invitation to the public for the purposes of the Companies Ordinance (Cap 32).
IFRS	means International Financial Reporting Standards.
Implementation Agreement	means the Implementation Agreement dated 19 May 2009 between ABB Grain, Viterra and Viterra Australia, as amended, a copy of which is set out in Appendix 1 to Part B of this Scheme Booklet.
Implementation Date	means the date on which the Scheme is to be implemented, being the third Business Day after the Scheme Record Date.
Independent Expert	means KPMG.
Independent Expert's Report	means the report set out in Section 8 of Part B of this Scheme Booklet.
Ineligible Foreign ABB Grain Shareholders	means the ABB Grain Shareholders referred to in Section 1.6(a) of Part B of this Scheme Booklet.
Investigating Accountant's Report	means the report set out in Section 9 of Part B of this Scheme Booklet.
KPMG	means KPMG Corporate Finance (Aust) Pty Ltd (ABN 43 007 363 215).

15. Glossary continued

Term	Description
Large Shareholder	means an ABB Grain Shareholder who elects Maximum Cash Consideration and, as a consequence of scaling back of Elections for Maximum Cash Consideration, would be entitled to receive more than 1,000 Viterra Shares or Viterra CDIs.
LTM	means Last Twelve Months.
Maximum Cash Consideration	means the Scheme Consideration alternative described in Section 5.4 of Part B of this Scheme Booklet.
Maximum Scrip Consideration	means the Scheme Consideration alternative described in Section 5.5 of Part B of this Scheme Booklet.
Qualified Investor	means either a HK Qualified Investor or a UK Qualified Investor.
related body corporate	has the meaning given to it in the Corporations Act.
Scheme	means the scheme of arrangement set out in Appendix 2 to Part B of this Scheme Booklet to be proposed between ABB Grain and the ABB Grain Shareholders pursuant to section 411 of the Corporations Act.
Scheme Booklet	means the explanatory statement in relation to the Scheme as required under section 412(1) of the Corporations Act in respect of the Scheme, comprising Part A and Part B.
Scheme Consideration	means the consideration to be paid or provided by Viterra or Viterra Australia under the Scheme, as described in Section 5 of Part B of this Scheme Booklet, comprising Cash Consideration and/or Scrip Consideration.
Scheme Meeting	means the meeting of ABB Grain Shareholders convened by the Court under section 411 of the Corporations Act for the purpose of considering and, if thought fit, approving the Scheme.
Scheme Meeting Record Date	means the time and date for determining ABB Grain Shareholders entitled to vote at the Scheme Meeting, being 6.30pm (Adelaide time) on 7 September 2009.
Scheme Orders	means the orders of the Court approving the Scheme pursuant to section 411 of the Corporations Act.
Scheme Record Date	means the time and date for determining ABB Grain Shareholders entitled to receive Scheme Consideration, being 6.30pm on the fifth Business Day after the Effective Date.
Scheme Resolution	means the resolution to be put to ABB Grain Shareholders to approve the Scheme (such resolution will be put to ABB Grain Shareholders at the Scheme Meeting and must be approved by the requisite majorities of ABB Grain Shareholders under section 411(4) of the Corporations Act).
Scrip Consideration	means consideration to be paid under the Scheme in the form of Viterra Scrip.
Second Court Date	means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.
Second Court Hearing	means the hearing before the Court to approve the Scheme following the Scheme Meeting.
Standard Consideration	means the Scheme Consideration alternative described in Section 5.3 of Part B of this Scheme Booklet.

Term	Description
Superior Proposal	means a bona fide written Competing Proposal in respect of ABB Grain which the ABB Grain Board determines, acting in good faith and after having taken advice from its financial and legal advisers and having taken into account the likely availability of funding for the proposed transaction, the conditions to which it is subject, the likely timeframe for its consummation and any other factors the Board considers relevant: (a) is reasonably capable of being consummated; and (b) would, if consummated, result in a transaction more favourable to ABB Grain Shareholders than the Scheme.
Tax Opinion	means the letter contained in Section 10 of Part B of this Scheme Booklet.
Total Cash Pool	has the meaning given to it in Section 5.4 of Part B of this Scheme Booklet.
Total Scrip Pool	has the meaning given to it in Section 5.5 of Part B of this Scheme Booklet.
TSX	means TMX Group Inc. or, as the context requires, the financial market known as the Toronto Stock Exchange operated by it.
UK Qualified Investor	means any ABB Grain Shareholder whose address is inside the United Kingdom and who is a qualified investor for the purposes of the United Kingdom *Financial Services and Markets Act* 2000.
United States	means the United States of America.
Viterra	means Viterra Inc.
Viterra Australia	means Viterra Australia Pty Ltd (ACN 137 192 753).
Viterra Australian Advisory Board	means an advisory board to be established by Viterra.
Viterra Board	means the Board of Viterra.
Viterra CDI	means a CDI in respect of a Viterra Share issued in the name of CDN.
Viterra Director	means a director of Viterra.
Viterra Group	means Viterra and its related bodies corporate.
Viterra Material Adverse Change	has the meaning given to it in the Implementation Agreement.
Viterra Prescribed Event	has the meaning given to it in the Implementation Agreement.
Viterra Scheme Booklet Information	means the letter from the Chairman of Viterra, Section 6 of Part A of this Scheme Booklet, Sections 3 and 13 of Part B of this Scheme Booklet and the information under the "Viterra" sub-headings throughout Section 11 of Part B of this Scheme Booklet and any other information in this Scheme Booklet regarding Viterra or the Viterra Group (excluding the Combined Group Scheme Booklet Information).
Viterra Scrip	means Viterra Shares or Viterra CDIs.
Viterra Share	means a common share in the capital of Viterra.
Voting Form	means the voting form accompanying this Scheme Booklet.
VWAP	means volume weighted average price, calculated by dividing the value of trades by the volume of trades over a given period.

Appendix 1
Implementation Agreement



Appendix 1 – Implementation Agreement continued

Date 19 May 2009, as amended

Parties

1 **ABB GRAIN LTD** ABN 59 084 962 130 of 1 Grain House, 123–130 South Terrace, Adelaide, South Australia, Australia (**ABB Grain**);

2 **VITERRA INC.** of 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, Canada (**Viterra**); and

3 **A.C.N. 137 192 753 PTY LTD** ACN 137 192 753 c/- Moore Stephens, Level 7, 20 Hunter Street, Sydney, New South Wales, Australia (**Viterra Acquirer**).

Recitals

A ABB Grain, Viterra and Viterra Acquirer have agreed that ABB Grain will propose a scheme of arrangement under Part 5.1 of the Corporations Act between ABB Grain and its shareholders, pursuant to which Viterra Acquirer will acquire all of the ordinary shares in ABB Grain.

B ABB Grain, Viterra and Viterra Acquirer have agreed in good faith to implement the Scheme upon and subject to the terms and conditions of this Agreement.

C ABB Grain, Viterra and Viterra Acquirer have agreed certain other matters in connection with the Scheme as set out in this Agreement.

Operative Part

1 Definitions and Interpretation

1.1 Definitions

In this Agreement, unless a contrary intention appears:

ABB Grain Due Diligence Information has the meaning given in clause 10.1(b).

ABB Grain Group means ABB Grain and its Related Bodies Corporate.

ABB Grain Indemnified Parties means ABB Grain, the Related Bodies Corporate of ABB Grain and their respective Officers.

ABB Grain Material Adverse Change means any event, change or circumstance or announcement or disclosure of any event, change or circumstance that, individually or in the aggregate with other such events, changes or circumstances, has or would be reasonably likely to have a material adverse effect on the business, assets, liabilities, financial position, financial performance or profitability of the ABB Grain Group taken as a whole, except any such event, change or circumstance:

(a) resulting from or arising in connection with:

(i) any adoption, implementation or change in applicable law or any interpretation of applicable law by any Governmental Agency that would not be reasonably expected to have a materially disproportionate effect on the ABB Grain Group relative to other comparable companies in a similar business or industry;

(ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or any change in general economic, business or regulatory conditions or in financial, capital or commodity markets, that would not be reasonably expected to have a materially disproportionate effect on the ABB Grain Group relative to other comparable companies in a similar business or industry;

(iii) any change generally affecting any of the industries (taken as a whole) in which the ABB Grain Group operates that would not be reasonably expected to have a materially disproportionate effect on the ABB Grain Group relative to other comparable companies in a similar business or industry;

(b) caused or to the extent contributed to by any climatic or other natural event or condition (including drought and other weather conditions and any natural disaster);

(c) resulting from or arising in connection with anything referred to in paragraph (o) of the definition of "ABB Grain Prescribed Event";

(d) resulting from or arising in connection with the execution, announcement or performance of this Agreement or the implementation of the Scheme or the consummation of any transaction contemplated by this Agreement or the Scheme (including resulting from or arising in connection with the seeking or the granting of the waiver referred to in clause 4.1(d));

(e) fairly disclosed before the date of this Agreement in any public filing with the ASX or ASIC or fairly disclosed in writing in the ABB Grain Due Diligence Information given before the date of this Agreement; or

(f) in relation to which Viterra has expressly consented in writing.

ABB Grain Option means an option issued by ABB Grain under the terms of ABB Grain's Executive Share Option Plan as approved by ABB Grain Shareholders.

ABB Grain Material Subsidiary means a member of the ABB Grain Group that contributes 10% or more to ABB Grain Group's aggregate net assets or EBITDA.

ABB Grain Prescribed Event means any of the following:

(a) ABB Grain converts all or any of its shares into a larger or smaller number of shares;

(b) ABB Grain or any ABB Grain Material Subsidiary resolves to reduce its share capital in any way;

(c) ABB Grain or any ABB Grain Material Subsidiary:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d) ABB Grain or any ABB Grain Material Subsidiary redeems any shares;

(e) ABB Grain or any ABB Grain Material Subsidiary issues or agrees to issue shares, or issues or grants or agrees to issue or grant any option or right to be issued shares in it or any other security convertible into or exchangeable for shares in it, other than to another member of the ABB Grain Group;

(f) ABB Grain or any ABB Grain Material Subsidiary issues, or agrees to issue, convertible notes or other debt securities;

(g) ABB Grain or any ABB Grain Material Subsidiary disposes, or agrees to dispose, of the whole or a substantial part of its business or property;

(h) ABB Grain or any ABB Grain Material Subsidiary charges, or agrees to charge, creates, or agrees to create any mortgage, lien or other encumbrance over the whole or a substantial part of its business or property;

(i) ABB Grain or any ABB Grain Material Subsidiary resolves to be wound up;

(j) ABB Grain declares, pays or distributes any dividend, bonus or other share of its profits or makes any distribution of its assets to its members;

(k) the constitution of ABB Grain is amended or replaced other than as contemplated by clause 4.1(k);

(l) any ABB Grain Material Subsidiary undertakes any action or transaction similar to any action or transaction referred to in any of the preceding paragraphs under the law of its place of incorporation;

(m) an Insolvency Event occurs in relation to ABB Grain or any ABB Grain Material Subsidiary; and

(n) ABB Grain or any ABB Grain Material Subsidiary authorises, commits or agrees to undertake any of the actions or transactions referred to in any of the foregoing paragraphs,

provided that an ABB Grain Prescribed Event shall not include:

(o) any of the following matters:

(i) the payment by ABB Grain on or before the Implementation Date of a fully franked interim dividend of $0.10 per ABB Grain Share to ABB Grain Shareholders;

(ii) any wholly intra group transaction between members of the ABB Grain Group;

(iii) the payment by ABB Grain after the Implementation Date of a fully franked special dividend of up to $0.41 per ABB Grain Share to ABB Grain Shareholders; and

(p) any other action or transaction:

(i) resulting from or arising in connection with the performance of this Agreement or the implementation of the Scheme;

(ii) which any member of the ABB Grain Group is permitted to undertake, or not to undertake, under this Agreement, or which is otherwise contemplated by this Agreement or the Scheme;

(iii) fairly disclosed before the date of this Agreement in any public filing with the ASX or ASIC or fairly disclosed in writing in the ABB Grain Due Diligence Information given before the date of this Agreement; or

(iv) in relation to which Viterra has expressly consented in writing.

ABB Grain Scheme Booklet Information means information included in the Scheme Booklet other than:

(a) Viterra Scheme Booklet Information;

(b) Combined Group Scheme Booklet Information;

(c) the Independent Expert's Report;

(d) the Investigating Accountant's Report; and

(e) any statement of the tax consequences of the Scheme and associated matters for ABB Grain Shareholders on the letterhead of ABB Grain's tax advisers as may be included in the Scheme Booklet.

ABB Grain Share means a fully paid ordinary share in the capital of ABB Grain.

ABB Grain Shareholder means a person who is recorded in the Register as the holder of ABB Grain Shares.

Agreed Announcement means the public announcement to be issued jointly by ABB Grain and Viterra, in the form set out in Annexure 4.

Agreement means this document including any schedule or annexure.

ASIC means the Australian Securities and Investments Commission.

ASIC Review Period means the period from the date on which a draft of the Scheme Booklet is submitted by ABB Grain to ASIC to the date on which ASIC confirms that it has no objection to the form of the Scheme Booklet.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of ASX.

Board means, in respect of a party, the board of directors of that party.

Business Day has the meaning given in the ASX Listing Rules.

CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a New Viterra Share registered in the name of CDN.

Appendix 1 – Implementation Agreement continued

CDN means CHESS Depositary Nominees Pty Limited ACN 071 346 506.

Combined Group means the combined ABB Grain Group / Viterra Group after Implementation.

Combined Group Scheme Booklet Information means:

(a) all information in the Scheme Booklet regarding the Combined Group; and

(b) the risk factors disclosed in the Scheme Booklet regarding the Combined Group.

Competing Proposal means:

(a) in the case of ABB Grain, any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, any person or persons (other than Viterra or a Related Body Corporate of Viterra) would:

(i) acquire:

(A) an interest in all or a substantial part of the assets or business of the ABB Grain Group; or

(B) a relevant interest (as defined in the Corporations Act) in more than 20 percent of the voting shares of ABB Grain;

(ii) acquire control (as determined in accordance with section 50AA of the Corporations Act) of ABB Grain; or

(iii) otherwise acquire or merge with ABB Grain (including by a reverse takeover bid, reverse scheme of arrangement or dual listed company or similar structure); and

(b) in the case of Viterra:

(i) any bona fide formal public proposal, transaction or arrangement advanced by any credible person or persons pursuant to which, if ultimately completed, any person or persons would:

(A) acquire:

(x) an interest in all or a substantial part of the assets or business of the Viterra Group; or

(y) beneficial ownership of 35 percent or more of any class of voting or equity securities of Viterra;

(B) acquire control (as determined in accordance with section 50AA of the Corporations Act) of Viterra; or

(C) otherwise acquire or merge with Viterra (including by a reverse takeover bid, reverse scheme of arrangement or dual listed company or similar structure); or

(ii) any transaction or arrangement which is binding (whether conditional or not) and pursuant to which, if ultimately completed, any member of the Viterra Group would acquire any one or more persons, businesses or assets having an aggregate enterprise value in excess of the applicable threshold set out below:

(A) subject to sub-paragraph (B), CAD300 million, if any such person has material operations in, or any material part of any such business or of those assets is located in, Australia,

(B) CAD600 million, if any such person has material operations in, or any material part of any such business or of those assets is located in, Australia and Viterra satisfies ABB Grain (acting reasonably) that such transaction or arrangement would not affect the Scheme or its Implementation; and

(C) CAD600 million, in any case not referred to in sub-paragraph (A) or sub-paragraph (B).

Condition Precedent means a condition precedent set out in clause 2.1.

Confidentiality Agreements means:

(a) the agreement contained in the letter from Viterra to ABB Grain dated 25 March 2009; and

(b) the agreement contained in the letter from ABB Grain to Viterra dated 25 March 2009.

Constitutional Amendment means an amendment to clause 5.6 of ABB Grain's constitution to permit the acquisition of the ABB Grain Shares by Viterra Acquirer under the Scheme.

Constitutional Amendment Meeting means the meeting of ABB Grain Shareholders to be convened by ABB Grain to consider and, if thought fit, approve the Constitutional Amendment.

Consultation Period has the meaning given in clause 2.4(c).

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means a deed poll substantially in the form of Annexure 3 (or in such other form as is agreed between ABB Grain and Viterra) under which Viterra and Viterra Acquirer covenant in favour of the Scheme Shareholders to perform their obligations under the Scheme.

Deferred Employee Share Plan means the deferred employee share plan established by ABB Grain and in place as at the date of this Agreement.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

End Date means the later of:

(a) 30 November 2009;

(b) 31 December 2009, provided:

(i) the parties agree to payment of an additional amount of dividend to ABB Grain Shareholders in respect of the period of the extension (and in this regard the parties must act reasonably and have regard to actual ABB Grain financial results in seeking to agree an additional dividend amount);

(ii) Viterra extends the deadline of its subscription receipts and other financing commitments which it has obtained in connection with the implementation of the Scheme (and, in this regard, Viterra must use reasonable efforts to agree an extension of such deadlines); and

(iii) if any of the other terms of the subscription receipts or other financing commitments are changed in connection with any such extension, those changes are acceptable to ABB Grain acting reasonably; and

(c) such later date as ABB Grain and Viterra may agree in writing.

Exclusivity Period means the period commencing on the date of this Agreement and ending on the earlier of:

(a) the termination of this Agreement in accordance with its terms;

(b) the Implementation Date; and

(c) the End Date.

Exempt Employee Share Plan means the exempt employee share plan established by ABB Grain and in place as at the date of this Agreement.

First Court Hearing means the hearing by the Court of an application for an order under section 411(1) of the Corporations Act convening the Scheme Meeting.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity. It includes ASIC and ASX (and any other stock exchange).

Implementation means the implementation of the Scheme in accordance with its terms following it becoming Effective.

Implementation Date means the third Business Day following the Record Date.

Independent Expert means such person as ABB Grain appoints to prepare the Independent Expert's Report in accordance with clause 4.1(b).

Independent Expert's Report means a report by an expert who is independent of ABB Grain stating whether or not in its opinion the Scheme is in the best interests of ABB Grain Shareholders, and setting out reasons for that opinion.

Ineligible Foreign ABB Grain Shareholder means an ABB Grain Shareholder whose address as shown in the Register is a place outside:

(a) Australia and its external territories;

(b) New Zealand; and

(c) United States of America.

Insolvency Event means:

(a) in respect of a person incorporated under the laws of Australia, being in liquidation or provisional liquidation or administration, having a controller or analogous person appointed to it or any of its property, being taken under section 459F(1) of the Corporations Act to have failed to comply with a statutory demand, being unable to pay its debts when they fall due or otherwise insolvent, becoming an insolvent under administration, or entering into a compromise or arrangement (other than the Option Scheme) with, or assignment for the benefit of, any of its creditors;

(b) in respect of a person incorporated under the laws of Canada, becoming insolvent, or generally unable to pay its debts or meet its liabilities as the same become due, or admitting in writing its inability to pay its debts generally, or declaring any general moratorium on its indebtedness, or proposing a compromise or arrangement between it and any class of its creditors under any applicable insolvency statute, or committing an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), or making an assignment of its property for the general benefit of its creditors under such Act, or instituting any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganisation, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganisation, receivership or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada)) or at common law or in equity, or filing an answer admitting the material allegations of a petition filed against it in any such proceeding, or applying for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or substantially all of its property, or threatening to do any of the foregoing, or taking any action, corporate or otherwise, to approve, effect, consent to or authorise any of the foregoing actions, or otherwise acting in furtherance thereof or failing to act in a timely and appropriate manner in defence thereof; and

(c) in respect of any person, anything analogous to any of the foregoing events occurring to that person in any jurisdiction other than Australia or Canada.

Appendix 1 – Implementation Agreement continued

Investigating Accountant means such person as ABB Grain appoints to prepare the Investigating Accountant's Report.

Investigating Accountant's Report means a report on the financial information contained in the Scheme Booklet.

New Viterra Shares means the Viterra Shares to be issued under the Scheme as Scheme Consideration.

Officer means, in relation to an entity, any person who is a director, company secretary or employee of that entity.

Option Scheme means, if required in accordance with clause 4.2, the scheme of arrangement under Part 5.1 of the Corporations Act to be made between ABB Grain and holders of ABB Grain Options providing for the acquisition or cancellation of the ABB Grain Options at the cash price specified in clause 4.2(a), and otherwise in a form to be agreed in writing by each party acting reasonably.

Option Scheme Meeting means, if required in accordance with clause 4.2, the meeting of holders of ABB Grain Options to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Option Scheme Resolution means, if required in accordance with clause 4.2, the resolution to be put to holders of ABB Grain Options to approve the Option Scheme.

Record Date means 7.00pm (Sydney time) on the fifth Business Day following the date on which the Scheme becomes Effective.

Register means the register of members of ABB Grain.

Related Body Corporate has the meaning given in the Corporations Act.

Relevant Governmental Agency has the meaning in clause 2.5(a).

Representative means, in relation to a party:

(a) a Related Body Corporate of the party; or

(b) an Officer of the party or any of the party's Related Bodies Corporate; or

(c) an adviser, consultant, agent or representative of the party or any of the party's Related Bodies Corporate.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between ABB Grain and the Scheme Shareholders substantially in the form of Annexure 2, subject to any alterations or conditions (whether proposed by a party or required by the Court) which are agreed in writing by each party.

Scheme Booklet means an explanatory memorandum to be approved by the Court and despatched to ABB Grain Shareholders which includes the Scheme, an explanatory statement under section 412 of the Corporations Act, explanatory information regarding the Constitutional Amendment, the Independent Expert's Report, the Investigating Accountant's Report, any document or information required in connection with the quotation of New Viterra Shares in the form of CDIs on the ASX and relevant notices of meeting and proxy forms.

Scheme Consideration means the consideration to be provided by Viterra and Viterra Acquirer in consideration for the transfer of the ABB Grain Shares held by Scheme Shareholders to Viterra Acquirer, as described in clause 5 of the Scheme.

Scheme Meeting means the meeting of ABB Grain Shareholders to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme.

Scheme Shareholder means a person who is an ABB Grain Shareholder on the Record Date (other than Viterra or any Related Body Corporate of Viterra).

Scheme Resolution means the resolution to be put to ABB Grain Shareholders to approve the Scheme.

Second Court Date means the first day on which the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Superior Proposal means a bona fide written Competing Proposal in respect of ABB Grain which the Board of ABB Grain determines, acting in good faith and after having taken advice from its financial and legal advisers and having taken into account the likely availability of funding for the proposed transaction, the conditions to which it is subject, the likely timeframe for its consummation and any other factors the Board considers relevant:

(a) is reasonably capable of being consummated; and

(b) would, if consummated, result in a transaction more favourable to ABB Grain Shareholders than the Scheme.

Timetable means the indicative timetable set out in Annexure 1, subject to any modifications as the parties may agree in writing.

Viterra Due Diligence Information has the meaning given in clause 10.1(a).

Viterra Group means Viterra and its Related Bodies Corporate.

Viterra Indemnified Parties means Viterra, the Related Bodies Corporate of Viterra and their respective Officers.

Viterra Material Adverse Change means any event, change or circumstance or announcement or disclosure of any event, change or circumstance that, individually or in the aggregate with other such events, changes or circumstances, has or would be reasonably likely to have a material adverse effect on the business, assets, liabilities, financial position, financial performance or profitability of the Viterra Group taken as a whole, except any such event, change or circumstance:

(a) resulting from or arising in connection with:

 (i) any adoption, implementation or change in applicable law or any interpretation in applicable law by any Governmental Agency that would not be reasonably expected to have a materially disproportionate effect on the Viterra Group relative to other comparable companies in a similar business or industry;

(ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or any change in general economic, business or regulatory conditions or in financial, capital or commodity markets that would not be reasonably expected to have a materially disproportionate effect on the Viterra Group relative to other comparable companies in a similar business or industry;

(iii) any change generally affecting any of the industries (taken as a whole) in which the Viterra Group operates that would not be reasonably expected to have a materially disproportionate effect on the Viterra Group relative to other comparable companies in a similar business or industry;

(b) caused or to the extent contributed to by any climatic or other natural event or condition (including drought and other weather conditions and any natural disaster);

(c) resulting from or arising in connection with the execution, announcement or performance of this Agreement or the Scheme or consummation of any transaction contemplated by this Agreement or the Scheme;

(d) fairly disclosed before the date of this Agreement in any public filing with the Toronto Stock Exchange or fairly disclosed in writing in the Viterra Due Diligence Information given before the date of this Agreement; or

(e) in relation to which ABB Grain has expressly consented in writing.

Viterra Material Subsidiary means a member of the Viterra Group that contributes 10% or more to Viterra Group's aggregate net assets or EBITDA.

Viterra Prescribed Event means the occurrence of any of the following:

(a) Viterra converts all or any of its shares into a larger or smaller number of shares;

(b) Viterra or any Viterra Material Subsidiary resolves to reduce its share capital in any way;

(c) Viterra or any Viterra Material Subsidiary redeems, repurchases or otherwise acquires or offers to redeem, repurchase or otherwise acquire any shares of capital stock;

(d) Viterra or any Viterra Material Subsidiary issues, delivers or sells, or authorises the issuance, delivery or sale of any shares of capital stock, or any options, warrants, notes or similar rights exercisable or exchangeable for or convertible into such capital stock, other than to another member of the Viterra Group;

(e) the Viterra Group disposes, or agrees to dispose, of a substantial part of its business or property;

(f) Viterra or any Viterra Material Subsidiary charges, or agrees to charge, creates, or agrees to create any mortgage, lien or other encumbrance over the whole or a substantial part of its business or property;

(g) Viterra or any Viterra Material Subsidiary resolves to be wound up;

(h) Viterra declares, pays or distributes any dividend, bonus or other share of its profits;

(i) the articles or by-laws of Viterra are amended or replaced;

(j) Viterra or any Viterra Material Subsidiary undertakes any action or transaction similar to any action or transaction referred to in any of the preceding paragraphs under the law of its place of incorporation;

(k) an Insolvency Event occurs in relation to Viterra or any Viterra Material Subsidiary; and

(l) Viterra or any Viterra Material Subsidiary authorises, commits or agrees to undertake any of the actions or transactions referred to in any of the foregoing paragraphs,

provided that a Viterra Prescribed Event shall not include:

(m) any of the following matters:

(i) anything reasonably necessary in connection with the completion of Viterra's subscription receipt offering, in the form announced by Viterra on 29 April 2009;

(ii) any wholly intra group transaction between members of the Viterra Group;

(iii) the granting of options to employees of the Viterra Group in the ordinary course under employee incentive schemes in place as at the date of this Agreement;

(iv) anything reasonably necessary or desirable in connection with exercising the opportunity to match under clause 11.5; and

(n) any action or transaction:

(i) resulting from or arising in connection with the performance of this Agreement or the implementation of the Scheme;

(ii) which any member of the Viterra Group is permitted to undertake, or not to undertake, under this Agreement, or which is otherwise contemplated by this Agreement or the Scheme;

(iii) fairly disclosed before the date of this Agreement in any public filing with the Toronto Stock Exchange or fairly disclosed in writing in the Viterra Due Diligence Information given before the date of this Agreement; or

(iv) in relation to which ABB Grain has expressly consented in writing.

Viterra Scheme Booklet Information means all information in the Scheme Booklet regarding Viterra or the Viterra Group (other than Combined Group Scheme Booklet Information).

Viterra Share means a common share in the capital of Viterra.

Appendix 1 – Implementation Agreement continued

Working Hours means, for the purpose of clause 19.3(b), 9.00am to 5.00pm on a day that is not a Saturday, Sunday or public holiday in the place to which the notice is sent.

1.2 Interpretation

In this Agreement, unless a contrary intention appears:

(a) words or expressions importing the singular include the plural and vice versa;

(b) words or expressions importing a gender include any gender;

(c) words or expressions denoting individuals include corporations, firms, unincorporated bodies, government authorities and instrumentalities;

(d) a reference to a party to a document includes that party's successors and permitted assigns;

(e) where a word or expression is defined or given meaning, another grammatical form of that word or expression has a corresponding meaning;

(f) any heading, index, table of contents or marginal note is for convenience only and does not affect the interpretation of this Agreement;

(g) a provision of this Agreement shall not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this Agreement or that provision;

(h) a reference to this Agreement includes this Agreement as amended, varied, novated, supplemented or replaced from time to time;

(i) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Agreement;

(j) any recitals, schedule or annexure form part of this Agreement and have effect as if set out in full in the body of this Agreement;

(k) a reference to legislation or a provision of legislation includes:

(i) all regulations, orders or instruments issued under the legislation or provision; and

(ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

(l) references to "include", "including" or any variation thereof are to be construed without limitation;

(m) a reference to "$" or "dollar" is to Australian currency;

(n) a reference to "CAD" is to Canadian currency;

(o) where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day;

(p) a reference to any time is a reference to that time in Adelaide, Australia.

2 Conditions Precedent

2.1 Conditions Precedent

Subject to this clause 2, the Scheme will not become Effective unless each of the following conditions precedent is satisfied or is waived in accordance with clause 2.2:

(a) **Independent Expert:** the Independent Expert's Report concludes that the Scheme is in the best interests of ABB Grain Shareholders;

(b) **Regulatory Approvals:** before 8.00am on the Second Court Date:

(i) **FIRB:**

(A) the Treasurer of Australia or his delegate notifies Viterra Acquirer in writing that there are no objections in terms of the foreign investment policy of the Australian government to the acquisition by Viterra Acquirer of the ABB Grain Shares under the Scheme, such non-objection being either unconditional or subject to such conditions which are acceptable to both ABB Grain and Viterra Acquirer (and ABB Grain and Viterra Acquirer agree that their acceptance of any such conditions cannot be unreasonably withheld or delayed); or

(B) the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the *Foreign Acquisitions and Takeovers Act 1975* (Cth) in respect of the acquisition by Viterra Acquirer of the ABB Grain Shares under the Scheme; and

(ii) **OIO:** the Overseas Investment Office of New Zealand provides any necessary consent under the *Overseas Investment Act 1973* (NZ) and its regulations in respect of the acquisition of the ABB Grain Shares by Viterra Acquirer under the Scheme, such consent being either unconditional or subject to such conditions which are acceptable to both ABB Grain and Viterra Acquirer (and ABB Grain and Viterra Acquirer agree that their acceptance of any such conditions cannot be unreasonably withheld or delayed);

(c) **Quotation of New Viterra Shares:** before 8.00am on the Second Court Date, the New Viterra Shares have been approved for listing on the Toronto Stock Exchange, subject only to the satisfaction of customary listing conditions and to the Scheme becoming Effective;

(d) **Quotation of CDIs:** before 8.00am on the Second Court Date, ASX provides approval for the official quotation of the New Viterra Shares in the form of CDIs subject to any conditions which ASX may reasonably require, including implementation of the Scheme;

(e) **Shareholder Approval of Scheme:** before 8.00am on the Second Court Date, the Scheme Resolution is duly approved by ABB Grain Shareholders at the Scheme Meeting by the requisite majorities under the Corporations Act;

(f) **ABB Grain constitutional amendment:** before 8.00am on the Second Court Date, the Constitutional Amendment is duly approved by ABB Grain Shareholders at the Constitutional Amendment Meeting;

(g) **Court approval:** the Court makes orders under section 411(4)(b) of the Corporations Act approving the Scheme either unconditionally or on conditions that are customary or usual;

(h) **Restraints:** no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Scheme is in effect as at 8.00am on the Second Court Date;

(i) **No ABB Grain Prescribed Events:** no ABB Grain Prescribed Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

(j) **No ABB Grain Material Adverse Change:** no ABB Grain Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Viterra between the date of this Agreement and 8.00am on the Second Court Date;

(k) **ABB Grain Representations, Warranties and Undertakings:** the representations and warranties of ABB Grain set out in clause 8.1 of this Agreement are true and correct in all material respects as at the date of this Agreement and as at 8.00am on the Second Court Date and the undertakings in that clause have been complied with in all material respects;

(l) **No Viterra Prescribed Event:** no Viterra Prescribed Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

(m) **No Viterra Material Adverse Change:** no Viterra Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to ABB Grain between the date of this Agreement and 8.00am on the Second Court Date; and

(n) **Viterra Representations, Warranties and Undertakings:** the representations and warranties of Viterra and Viterra Acquirer set out in clauses 8.2 and 8.3 of this Agreement are true and correct in all material respects as at the date of this Agreement and as at 8.00am on the Second Court Date and the undertakings in those clauses have been complied with in all material respects.

2.2 Benefit and waiver of Conditions Precedent

(a) The Conditions Precedent in clauses 2.1(a), 2.1(b), 2.1(c), 2.1(d), and 2.1(h) are for the benefit of each party, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived with the written consent of each of the parties.

(b) The Conditions Precedent in clauses 2.1(i), 2.1(j) and 2.1(k) are for the sole benefit of Viterra, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived by Viterra giving its written consent.

(c) The Conditions Precedent in clauses 2.1(l), 2.1(m) and 2.1(n) are for the sole benefit of ABB Grain, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived by ABB Grain giving its written consent.

(d) The Conditions Precedent in clauses 2.1(e), 2.1(f) and 2.1(g) cannot be waived.

(e) A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant to this clause 2.2 may do so in its absolute discretion and, subject to the other party agreeing to abide by the conditions, may do so subject to conditions.

(f) If a party waives the breach or non-fulfilment of a Condition Precedent in accordance with clause 2.2, that waiver will preclude it from suing the other party for any breach of this Agreement constituted by the same event which gave rise to the breach or non-fulfilment of the Condition Precedent.

(g) A waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition Precedent resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event.

2.3 Reasonable endeavours and notification

(a) Each of the parties must use their reasonable endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 2.1(a), 2.1(b), 2.1(e), 2.1(f), 2.1(g) and 2.1(h) as soon as practicable after the date of this Agreement.

(b) ABB Grain must use reasonable endeavours to satisfy, or procure the satisfaction of, the Condition Precedent in clause 2.1(j) .

(c) Viterra must use reasonable endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 2.1(c), 2.1(d) and 2.1(m).

(d) Each party must:

(i) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions Precedent attributed to it under this clause 2.3;

(ii) promptly inform the other of a failure to satisfy a Condition Precedent or of any circumstance which may result in any of the Conditions Precedent not being satisfied;

(iii) promptly advise the other party in writing of the satisfaction of a Condition Precedent; and

Appendix 1 – Implementation Agreement continued

(iv) keep the other promptly and reasonably informed of any change or event causing, or which, so far as can reasonably be foreseen, would cause a material breach of this Agreement.

2.4 Condition Precedent not satisfied or waived

(a) If:

(i) any Condition Precedent has not been fulfilled or waived in accordance with clause 2.2 by the time or date specified in clause 2.1 for satisfaction of the Condition Precedent; or

(ii) there is an act, omission, event, occurrence or circumstance which will prevent a Condition Precedent being satisfied by the time or date specified in clause 2.1 for its satisfaction or, if no time or date is specified, by the End Date (and the non-fulfilment of the Condition Precedent which would otherwise occur has not already been waived),

ABB Grain and Viterra will consult in good faith with a view to determining whether:

(i) the Scheme may proceed by way of alternative means or methods;

(ii) to extend the relevant time or date for satisfaction of the Condition Precedent;

(iii) to change the date of the application to be made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by the parties; and/or

(iv) to extend the End Date.

(b) If ABB Grain and Viterra are unable to reach agreement under paragraph (a) within the Consultation Period (as defined below):

(i) in a case where:

(A) the relevant Condition Precedent is a Condition Precedent specified in any of paragraphs (b), (c), (d) and (h) of clause 2.1;

(B) this clause 2.4 applies because the Condition Precedent has not been satisfied by the then scheduled Second Court Date owing to:

(x) if the Condition Precent is a Condition Precedent specified in paragraphs (b), (c) or (d) of clause 2.1 or paragraph (h) of clause 2.1 (to the extent relating to any legal restraint or prohibition which exists pending a Governmental Agency's consent, approval or non-objection), the relevant Governmental Agency not having made a decision whether or not to grant the relevant consent, approval or non-objection; and

(y) if the Condition Precedent is the Condition Precedent specified in clause 2.1(h) and sub-paragraph (x) above does not apply, there being a temporary or preliminary restraining order or injunction preventing any aspect of the Scheme,

then either one of them may give notice in writing to the other within two Business Days of the end of the Consultation Period requiring incremental extension(s) to any date(s) in the Timetable including the Second Court Date, to date(s) falling as soon as practicable after those dates, provided that no extension can result in the Second Court Date falling on a date later than the date 10 Business Days before the End Date; or

(ii) if clause 2.4(b)(i) does not apply or neither party serves an extension notice in accordance with clause 2.4(b)(i), either of them may, provided that it has complied with its obligations (if any) under clause 2.3 in respect of that Condition Precedent and the relevant Condition Precedent is for its benefit (whether solely or jointly with the other party) or cannot be waived under clause 2.2(d), terminate this Agreement by notice in writing to the other party.

(c) For the purposes of clause 2.4(b), the **Consultation Period** is the shorter of:

(i) five Business Days after both parties becoming aware that paragraph (a) applies; and

(ii) the period commencing at the time both parties become aware that paragraph (a) applies and ending on the End Date.

2.5 Communications regarding regulatory approvals

To the extent permitted by law and each party's respective legal obligations and without limitation to clause 2.3:

(a) as soon as practicable after the date of this Agreement, the parties must cooperate in good faith to develop a plan for communications with Governmental Agencies that are required to be approached for the purpose of procuring the satisfaction of any Condition Precedent (each a **Relevant Governmental Agency**);

(b) each party must provide a Relevant Governmental Agency with all information reasonably required by the Relevant Governmental Agency in connection with the Scheme; and

(c) each party:

(i) subject to the requirements of the Relevant Governmental Agency, shall have the right to be present and make submissions at or in relation to any proposed meeting by the other party or its advisers with a Relevant Governmental Agency in relation to the Scheme; and

(ii) must promptly provide copies to the other party of any written communication sent to or received from a Relevant Governmental Agency in connection with the Scheme.

3 Scheme

3.1 Outline of Scheme

Subject to the terms and conditions of this Agreement, ABB Grain must propose the Scheme, under which on the dates provided for in the Scheme all of the ABB Grain Shares held by Scheme Shareholders will be transferred to Viterra Acquirer and the Scheme Shareholders will be entitled to receive for each ABB Grain Share the Scheme Consideration.

3.2 No amendment to the Scheme without consent

ABB Grain must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Viterra.

3.3 Scheme Consideration

Viterra and Viterra Acquirer each undertake to ABB Grain that in consideration of the transfer of the ABB Grain Shares held by Scheme Shareholders to Viterra Acquirer under the Scheme it will provide or procure the provision of the Scheme Consideration in accordance with the Scheme.

3.4 Ineligible Foreign ABB Grain Shareholders

Unless ABB Grain and Viterra are satisfied, acting reasonably, that the laws of all relevant jurisdictions permit the issue of New Viterra Shares (or CDIs) to an Ineligible Foreign ABB Grain Shareholder either unconditionally or after compliance with requirements that are not unduly onerous, Viterra has no obligation to allot or issue New Viterra Shares or CDIs to the Ineligible Foreign ABB Grain Shareholder under the Scheme and, instead, must procure that the New Viterra Shares that would have otherwise been issued to the Ineligible Foreign Shareholder or to CDN in respect of the Ineligible Foreign ABB Grain Shareholder (as the case may be) are dealt with under the Cash Out Facility (as defined in the Scheme).

4 ABB Grain's obligations in respect of the Scheme

4.1 Steps to be taken

ABB Grain must take all necessary steps to propose and implement the Scheme as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a) **Preparation of Scheme Booklet:** prepare the Scheme Booklet in accordance with clause 6 (including any amendments to the Scheme Booklet required under clause 4.2 in respect of the ABB Grain Options);

(b) **Independent Expert:** commission the preparation of the Independent Expert's Report and provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert's Report on a timely basis;

(c) **Investigating Accountant:** commission the preparation of the Investigating Accountant's Report and provide all assistance and information reasonably requested by the Investigating Accountant to enable it to prepare the Investigating Accountant's Report;

(d) **ABB Grain Syndicated Facility:** at Viterra's cost (save for any upfront waiver fee, which Viterra and ABB Grain will bear in equal shares), as soon as practicable after the date of this Agreement, seek and co-operate with Viterra in seeking to obtain waiver of the change of control event of default under the existing $1.2 billion Syndicated Facility Agreement or, if such waiver is not obtainable within two months of the date of this Agreement, seek and cooperate with Viterra in seeking to agree (within 90 days of the date of this Agreement) alternative funding arrangements (provided such alternative funding arrangements are subject to Implementation of the Scheme), in each case on terms satisfactory to Viterra acting reasonably;

(e) **Lodgement of draft Scheme Booklet with ASIC:** provide an advanced draft of the Scheme Booklet in a form reasonably acceptable to both parties to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act, and liaise with ASIC during the ASIC Review Period;

(f) **ASIC Review Period:** during the ASIC Review Period, keep Viterra informed of any matters raised by ASIC in relation to the Scheme Booklet, and use reasonable endeavours, in co-operation with Viterra, to resolve any such matters;

(g) **Approval of Scheme Booklet:** as soon as practicable after the end of the ASIC Review Period, procure that a meeting of the ABB Grain Board is convened to approve the Scheme Booklet and also to approve an application to the Court for an order that the Scheme Meeting be convened by the despatch of the Scheme Booklet to ABB Grain Shareholders;

(h) **Court direction:** apply to the Court for an order under section 411(1) of the Corporations Act directing ABB Grain to convene the Scheme Meeting;

(i) **Despatch Scheme Booklet:** promptly after, and provided that, the approvals and orders in clauses 4.1(g) and 4.1(h) have been received, despatch a copy of the Scheme Booklet to each ABB Grain Shareholder and to all other persons entitled to receive notice of the Scheme Meeting and the Constitutional Amendment Meeting;

(j) **Scheme Meeting:** convene the Scheme Meeting in accordance with the Court order, and put the Scheme Resolution to ABB Grain Shareholders at the Scheme Meeting;

(k) **Constitutional Amendment Meeting:** convene the Constitutional Amendment Meeting to take place immediately after the Scheme Meeting and, subject to the Scheme Resolution being duly passed at the Scheme Meeting, put the resolution to approve the Constitutional Amendment to ABB Grain Shareholders at the Constitutional Amendment Meeting;

Appendix 1 – Implementation Agreement continued

(l) **Section 411(17)(b) statement:** apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(m) **Court approval:** apply to the Court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(n) **Lodge copy of Court order, etc:** if the Court approves the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act:

  (i) as soon as practicable after such time, lodge with ASIC an office copy of the order approving the Scheme in accordance with section 411(10) of the Corporations Act;

  (ii) determine who are Scheme Shareholders and their entitlements to the Scheme Consideration as at the Record Date;

  (iii) register all transfers of ABB Grain Shares to Viterra Acquirer in accordance with the Scheme; and

  (iv) do all other things contemplated by or necessary to lawfully give effect to the Scheme and the orders of the Court approving the Scheme;

(o) **Share register:** promptly provide to Viterra a copy of the ABB Grain share register as requested by Viterra from time to time;

(p) **Consultation and co-operation:** subject to the proper performance by the directors of ABB Grain of their fiduciary and statutory duties and provided that nothing in this paragraph requires the provision by any member of the ABB Grain Group or its Representatives of any information in breach of any obligation of confidentiality or any law, during the period from the date of this Agreement to the Implementation Date, ABB Grain will:

  (i) co-operate in good faith with Viterra to plan for the integration of the ABB Grain Group and Viterra Group, including, where agreed to be appropriate, the parties acting reasonably, providing access to information of the ABB Grain Group which is relevant to integration planning; and

  (ii) co-operate in good faith with Viterra in its efforts to promote the merits of the scheme, including, where agreed to be appropriate, the parties acting reasonably, holding meetings between Representatives of ABB Grain and key Scheme Shareholders at the reasonable request of Viterra.

4.2 Steps to be taken in respect of ABB Grain Options

(a) ABB Grain will use its best endeavours to seek the agreement of each holder of ABB Grain Options to cancel all ABB Grain Options held by that holder with effect from the Implementation Date in consideration for the payment of $2.51 cash per ABB Grain Option granted on 30 April 2008 and $2.75 cash per ABB Grain Option granted on 1 October 2008, and conditional on all such holders so agreeing and such cancellation being permitted under the ASX listing rules as amended or waived, and otherwise on terms to be agreed between Viterra and each ABB Grain Option holder acting reasonably at least 5 Business Days before the ASIC Review Period. Any such agreement with an ABB Grain Option holder would be subject to the grant by ASX of a waiver of any requirement to obtain approval of ABB Grain Shareholders under ASX Listing Rule 6.23, or, failing the grant of such waiver, subject to receipt of approval of ABB Grain Shareholders in general meeting.

(b) If any holder of ABB Grain Options fails to agree to cancel their ABB Grain Options or that cancellation is not permitted under the ASX Listing Rules (as amended or waived) ABB Grain must, if requested by Viterra:

  (i) apply to the Court for an order under section 411(1) of the Corporations Act directing ABB Grain to convene an Option Scheme Meeting;

  (ii) make all necessary amendments to the Scheme Booklet in respect of the Option Scheme Meeting, and promptly after, and provided that, all approvals have been received (if applicable), despatch a copy of the amended Scheme Booklet to each ABB Grain Shareholder and holder of ABB Grain Options and to all other persons entitled to receive notice of the Option Scheme Meeting;

  (iii) convene the Option Scheme Meeting in accordance with the Court order, and put the Option Scheme Resolution to holders of ABB Grain Options at the Option Scheme Meeting; and

  (iv) do all things necessary or desirable to enable, and provide any assistance or information reasonably requested by Viterra in connection with or to give effect to, the Option Scheme.

(c) ABB Grain will use its best endeavours to seek the agreement of each holder of rights under ABB Grain's Long Term Incentive Scheme to cancel all rights held by that holder with effect from the Implementation Date in consideration for the payment of a cash amount determined by Leadenhall based on an assessment of the fair value of the rights using a methodology consistent with the methodology used in previous valuations and assuming a market price of $9.15 per ABB Grain Share, provided that the aggregate amount payable in respect of cancelling all such rights must not exceed $3.5 million.

4.3 ABB Grain's DESP and EESP

Viterra and Viterra Acquirer each acknowledge and agree in favour of ABB Grain (in ABB Grain's own capacity and separately as trustee for each Scheme Shareholder who holds ABB Grain Shares subject to the terms of ABB Grain's Deferred Employee Share Plan or Exempt Employee Share Plan) that:

(a) ABB Grain and the Board of ABB Grain may each exercise such rights, powers and discretions as it may have under the terms of ABB Grain's Deferred Employee Share Scheme and Exempt Employee Share Plan (including, without limitation, exercising any power of amendment) as may be necessary to enable ABB Grain Shares held subject to either of those plans as at the date of this Agreement to be transferred to Viterra Acquirer under the Scheme; and

(b) New Viterra Shares and CDIs issued in respect of ABB Grain Shares referred to in paragraph (a) will not be required to be held subject to the terms of either of those plans and any restrictions under those plans on disposals of shares will not apply to those New Viterra Shares and CDIs.

4.4 Board recommendation in Agreed Announcement

ABB Grain must authorise and issue the Agreed Announcement immediately following execution of this Agreement which will include (on the basis of confirmations made to ABB Grain by each of its directors) a statement that each director of ABB Grain:

(a) considers the Scheme to be in the best interests of ABB Grain Shareholders and recommends to ABB Grain Shareholders that the Scheme be approved; and

(b) who holds ABB Grain Shares or is able to control voting rights in respect of ABB Grain Shares intends to vote his ABB Grain Shares, or procure that those ABB Grain Shares are voted, in favour of the Scheme,

subject to there being no superior proposal in respect of ABB Grain and the Independent Expert concluding that the Scheme is in the best interests of ABB Grain Shareholders.

4.5 Appointments to the ABB Grain Board

As soon as reasonably practicable after the Second Court Date, ABB Grain will invite 4 of the current directors or senior executives of Viterra to join the Board of ABB Grain and subject to the Scheme becoming Effective ABB Grain must procure that each of the individuals who accepts that invitation is appointed to the ABB Grain Board promptly following the release to Viterra Acquirer pursuant to the Scheme of the instrument or instruments of transfer (as the case may be) in respect of the ABB Grain Shares to be transferred to Viterra Acquirer under the Scheme.

5 Viterra's obligations in respect of the Scheme

5.1 Steps to be taken

Viterra and Viterra Acquirer must each take all necessary steps to assist ABB Grain to propose and implement the Scheme as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a) **Preparation of Scheme Booklet:** provide assistance with the preparation of the Scheme Booklet in accordance with clause 6;

(b) **Independent Expert information:** provide all assistance and information reasonably requested by ABB Grain or by the Independent Expert in connection with the preparation of the Independent Expert's Report;

(c) **Investigating Accountant information:** provide all assistance and information reasonably requested by ABB Grain or by the Investigating Accountant in connection with the preparation of the Investigating Accountant's Report;

(d) **ASIC Review Period:** provide reasonable assistance to ABB Grain in connection with resolving any matter raised by ASIC regarding the Scheme Booklet or the Scheme during the ASIC Review Period;

(e) **Approval of Scheme Booklet:** as soon as practicable after the end of the ASIC Review Period, procure that a meeting of its Board is convened to approve those sections of the Scheme Booklet that comprise the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information as being in a form appropriate for despatch to ABB Grain Shareholders, provided that Viterra has consented to the form and context of that information in accordance with clause 6(g);

(f) **Deed Poll:** before the First Court Hearing, execute the Deed Poll (such execution to be, in the case of Viterra, under seal);

(g) **Court representation:** procure that it is represented by counsel at the Court hearings convened for the purposes of sections 411(1) and sections 411(4)(b) and 411(6) of the Corporations Act, at which, through its counsel, it will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this Agreement and the Scheme;

(h) **Scheme Consideration:** if the Scheme becomes Effective, provide (in the case of Viterra Acquirer) the cash consideration and (in the case of Viterra) the New Viterra Shares and CDIs comprised in the Scheme Consideration in accordance with the Deed Poll on the dates provided for in the Scheme; and

(i) **Other:** do all things within its power that are reasonably necessary lawfully to give effect to the Scheme and the orders of the Court approving the Scheme.

5.2 Board changes and other matters

(a) Viterra agrees with ABB Grain (in ABB Grain's own capacity and separately as trustee for each Scheme Shareholder) that:

(i) as soon as reasonably practicable after the Second Court Date, Viterra will invite four of the current directors of ABB Grain to join the Board of Viterra and, subject to the Scheme becoming Effective, must procure that each of the individuals who accepts that invitation is appointed to the Viterra Board promptly following the Effective Date;

Appendix 1 – Implementation Agreement continued

(ii) subject to the fiduciary duties of the Viterra directors, one of the Australian directors appointed by Viterra pursuant to sub-paragraph (i) will be appointed deputy chairman of Viterra;

(iii) subject to paragraph (b):

(A) the line management of the Combined Group's operations in Australia, New Zealand and South East Asia will be run out of headquarters located in Adelaide, South Australia and the permanent base of all senior management roles relevant to those operations will be Adelaide;

(B) the worldwide headquarters of the Combined Group's malt business will be based in Adelaide;

(C) Viterra will continue ABB Grain's commitment to Adelaide as a centre of excellence for barley marketing and barley research and development and will maintain ABB Grain's:

(x) commitment to research and development expenditure on barley breeding at current levels;

(y) initiatives to address all aspects of barley processing and marketing; and

(z) relationships with research and development organisations; and

(D) Viterra will spend at least $1 million per annum on Australian grower education and training aimed at improving farm business management skills.

(b) If the circumstances of the Viterra Group change adversely and significantly in a way or to an extent that was not or could not have been foreseen at the date of this Agreement, Viterra will not be constrained by any of the obligations in paragraph (a)(iii) above from making decisions and taking actions in the best interests of the shareholders of Viterra. As at the date of this Agreement, Viterra is not aware of any such circumstances or any development which could reasonably result in any such circumstances in the foreseeable future.

6 Preparation of Scheme Booklet

(a) Subject to Viterra complying with its obligations under clause 6(d), ABB Grain must prepare the Scheme Booklet as soon as practicable after the date of this Agreement in accordance with all applicable laws and in particular in accordance with the Corporations Act, ASIC Regulatory Guide 142, ASIC Regulatory Guide 60 and the Listing Rules, in regular consultation with Viterra as to the content and presentation of the Scheme Booklet and use all reasonable endeavours to do so in accordance with the Timetable.

(b) ABB Grain must make available to Viterra and its advisers drafts of the Scheme Booklet (including any draft of a report by the Independent Expert but excluding those sections containing the Independent Expert's opinions or conclusions) and consult with Viterra in relation to the content of those drafts, and consider in good faith, for the purpose of amending those drafts, comments from Viterra and its advisers on those drafts.

(c) ABB Grain must ensure that the Scheme Booklet includes statements that, subject to no superior proposal emerging (or words to similar effect):

(i) the directors of ABB Grain unanimously consider the Scheme to be in the best interests of ABB Grain Shareholders and recommend that ABB Grain Shareholders vote in favour of the Scheme; and

(i) each director of ABB Grain who holds ABB Grain Shares or is able to control voting rights in relation to ABB Grain Shares intends to vote those shares or procure that those shares are voted in favour of the Scheme,

except where one or more of the directors of ABB Grain have adversely changed or withdrawn their recommendation (in which case the statements above must still be made albeit only to the extent consistent with the facts, so that, for example, if a majority of directors continue to recommend the Scheme, that must be stated).

(d) Subject to paragraph (e), Viterra must:

(i) provide to ABB Grain such information regarding Viterra, the Viterra Group and the Combined Group as is required to ensure that the Scheme Booklet complies with the requirements of the Corporations Act, ASIC Regulatory Guide 142, ASIC Regulatory Guide 60 and the Listing Rules; and

(ii) such assistance as ABB Grain may reasonably require in order to adapt such information for inclusion in the Scheme Booklet,

as soon as practicable after the date of this Agreement (and must use all reasonable endeavours to do so in accordance with the Timetable).

(e) Viterra's obligation under paragraph (d) to provide information regarding the Combined Group is subject to ABB Grain providing (and ABB Grain must provide) Viterra in a timely manner with such information regarding the ABB Grain Group as is reasonably necessary for Viterra to prepare the information regarding the Combined Group required by the disclosure requirements referred to in sub-paragraph (d)(i).

(f) The parties acknowledge that the Scheme Booklet will contain statements to the effect that:

(i) ABB Grain is responsible for the contents of the Scheme Booklet other than, to the maximum extent permitted by law, the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and any statement

of the tax consequences of the Scheme and associated matters for ABB Grain Shareholders on the letterhead of ABB Grain's tax advisers as may be included in the Scheme Booklet; and

(ii) Viterra is responsible for the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information, provided that it has consented to the form and content of that information in accordance with clause 6(g).

(g) ABB Grain must obtain Viterra's consent to the form and content of the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (which consent must not be unreasonably withheld or delayed).

(h) If the parties disagree on the form or content of the Scheme Booklet:

(i) they must consult in good faith to try to settle an agreed form of the Scheme Booklet; and

(ii) failing agreement within five Business Days, the dispute must be referred to chairmen of ABB Grain and Viterra.

If within five Business Days of the referral to the chairmen there is still no agreement between the parties, the final form and content of the Scheme Booklet, subject to clause 6(g), shall be determined by ABB Grain, acting reasonably.

7 Pre-implementation Obligations

7.1 Conduct of business

From the date of this Agreement up to and including the Implementation Date, each party must conduct its business, and procure that each of its Related Bodies Corporate conducts its business, in the ordinary course, in substantially the same manner as previously conducted and use reasonable endeavours to:

(a) preserve intact its current business organisation including keep available the services of its officers and employees;

(b) preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it; and

(c) maintain the condition of its business and assets, including maintaining at least its current level of insurance (provided such level of insurance continues to be generally available).

7.2 Certain ABB Grain Group actions requiring the consent of Viterra

Without limiting clause 7.1, from the date of this Agreement up to and including the Implementation Date, ABB Grain must not and must ensure that each other member of the ABB Grain Group does not:

(a) dispose or agree to dispose of or lease or agree to lease any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds $20 million, to any person other than a member of the ABB Grain Group;

(b) acquire or agree to acquire any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds $20 million, from any person other than a member of the ABB Grain Group;

(c) either:

(i) enter into an employment contract with a potential employee (other than to replace on substantially similar terms (including as to remuneration and benefits) an employee who has ceased to be an employee of the ABB Grain Group); or

(ii) enter into a new employment contract with, or amend an employment contract of, an existing employee of a member of the ABB Grain Group (other than as part of any annual salary review conducted in the ordinary course),

in respect of which the total annual employment costs of that existing or potential employee are in excess of $300,000;

(d) settle any legal proceedings, claim, investigation, arbitration or other like proceeding where the amount claimed by or against a member of the ABB Grain Group exceeds $20 million;

(e) enter into or amend in any material respect any joint venture, partnership or other agreement with any person other than a member of the ABB Grain Group involving or reasonably likely to involve expenditure or other commitment on the part of a member of the ABB Grain Group in excess of $20 million;

(f) incur any indebtedness or issue any debt securities, other than:

(i) any draw down within existing limits of any existing debt facility;

(ii) trade credit in the ordinary course of business; or

(iii) indebtedness to a member of the ABB Grain Group; or

(g) authorise, commit or agree to do any of the matters set out above.

7.3 Certain Viterra Group actions requiring notification and consultation

From the date of this Agreement up to and including the Implementation Date, Viterra must promptly notify ABB Grain in advance of any of the following matters and consult in good faith with Viterra regarding all relevant details concerning such matters:

(a) any Competing Proposal which any member of the Viterra Group proposes to pursue or of which Viterra becomes aware;

Appendix 1 – Implementation Agreement continued

(b) any member of the Viterra Group disposing or agreeing to dispose of or leasing or agreeing to lease any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds CAD150 million, to any person other than a member of the Viterra Group;

(c) any member of the Viterra Group acquiring or agreeing to acquire any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds CAD150 million, from any person other than a member of the Viterra Group;

(d) the entry into an employment contract by any member of the Viterra Group with a potential employee (other than to replace on substantially similar terms (including as to remuneration and benefits) an employee who has ceased to be an employee of the Viterra Group) in respect of which the total annual employment costs of that potential employee would be in excess of CAD900,000; or

(e) any member of the Viterra Group entering into a new employment contract with, or amending an employment contract of, an existing employee of a member of the Viterra Group (other than as part of any annual salary review conducted in the ordinary course), in respect of which the total annual employment costs of that existing employee are in excess of CAD900,000;

(f) any member of the Viterra Group settling any legal proceeding, claim, investigation, arbitration or other like proceeding where the amount claimed by or against a member of the Viterra Group exceeds CAD150 million;

(g) any member of the Viterra Group entering into or amending in any material respect any joint venture, partnership or other similar agreement with any person other than a member of the Viterra Group involving or reasonably likely to involve expenditure or other commitment on the part of a member of the Viterra Group in excess of CAD150 million;

(h) any member of the Viterra Group incurring any indebtedness (other than any draw down within existing limits of any existing debt facility) or issuing any debt securities, in each case in excess of CAD150 million, other than to a member of the Viterra Group; and

(i) any member of the Viterra Group authorising, committing or agreeing to do any of the matters set out above.

7.4 Exceptions

Nothing in clauses 7.1 and 7.2 restricts, and nothing in clause 7.3 requires notification of and consultation in respect of:

(a) anything which a party is required to do, permitted to do or is permitted not to do under any provision of this Agreement or the Scheme, or which is otherwise contemplated by this Agreement or the Scheme;

(b) anything which, in the case of the ABB Grain Group, is consented to by Viterra and, in the case of the Viterra Group, is consented to by ABB Grain (such consent to be at the relevant party's absolute discretion);

(c) any transaction, expenditure or other action (not involving any proposed or contemplated M&A activity) fairly disclosed before the date of this Agreement:

 (i) in any public filing with the ASX or ASIC; or

 (ii) in writing in any of the due diligence information referred to in clause 10.1;

(d) in the case of the ABB Grain Group;

 (i) anything which is reasonably necessary or desirable in connection with the debt financing of New World Grain Ltd, NWG International Ltd, New World Grain Ukraine LLC or New World Grain Elevators LLC, provided that the maximum financial commitment of the ABB Grain Group in respect of such financing does not exceed USD$30 million;

 (ii) the entry into any contract for the purchase or sale of any commodities or stock (including fertiliser), or any foreign exchange contract in the ordinary course of ABB Grain's business; and

 (iii) any agreement or other arrangement in the ordinary course of ABB Grain's business which is conditional on the Scheme not being Implemented; or

(e) in the case of the Viterra Group:

 (i) anything reasonably necessary in connection with the completion of Viterra' subscription receipt offering, in the form announced by Viterra on 29 April 2009;

 (ii) the granting of options to employees of the Viterra Group in the ordinary course under employee incentive schemes in place as at the date of this Agreement; and

 (iii) anything reasonably necessary or desirable in connection with exercising the opportunity to match under clause 11.5.

8 Representations, Warranties and Undertakings

8.1 Representations, warranties and undertakings by ABB Grain

ABB Grain represents and warrants (and, where applicable, undertakes) to Viterra (on its own behalf and separately as trustee for each of the Viterra Indemnified Parties) that:

(a) ABB Grain is a company duly incorporated, validly existing and limited by shares under the Corporations Act;

(b) the execution, delivery and performance of this Agreement by ABB Grain has been properly authorised by all necessary corporate action and ABB Grain has full corporate power to execute, deliver and perform this Agreement;

(c) this Agreement constitutes legal, valid and binding obligations on ABB Grain (subject to laws generally affecting creditors' rights and the principles of equity);

(d) neither it nor any other member of the ABB Grain Group is affected by an Insolvency Event;

(e) all information provided by or on behalf of ABB Grain to the Independent Expert or the Investigating Accountant to enable their respective reports to be prepared will be provided in good faith and on the understanding that the Independent Expert and the Investigating Accountant will rely on that information for the purpose of preparing their respective reports for inclusion in the Scheme Booklet;

(f) the ABB Grain Scheme Booklet Information:

  (i) will be prepared and included in the Scheme Booklet in good faith and on the understanding that Viterra and its directors will rely on that information for the purpose of considering and approving the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information; and

  (ii) will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and relevant ASIC regulatory guides;

(g) information provided to Viterra for the purpose of Viterra preparing the Combined Group Scheme Booklet Information will be provided in good faith and on the understanding that Viterra will rely upon that information for the purpose of preparing the Combined Group Scheme Booklet Information;

(h) as at the date the Scheme Booklet is despatched to ABB Grain Shareholders, the Scheme Booklet (excluding the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and any statement of the tax consequences of the Scheme and associated matters for ABB Grain Shareholders on the letterhead of ABB Grain's tax advisers as may be included in the Scheme Booklet) will not be misleading or deceptive in any material respect (whether by omission or otherwise);

(i) ABB Grain will cooperate with Viterra in good faith with a view to ensuring that, as at the date the Scheme Booklet is despatched to ABB Grain Shareholders, the Combined Group Scheme Booklet Information will not be misleading or deceptive in any material respect (whether by omission or otherwise) as a result of any information regarding the ABB Grain Group provided or omitted to be provided to Viterra for the purpose of Viterra preparing the Combined Group Scheme Booklet Information;

(j) ABB Grain will (but in respect of the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information, subject to Viterra complying with its obligations under clause 8.2(h)) update the Scheme Booklet with all such further or new information which may arise after the Scheme Booklet has been despatched until the Scheme Meeting which is necessary to ensure that the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise);

(k) ABB Grain is not in breach of its continuous disclosure obligations under the ASX Listing Rules and, other than in respect of the Scheme, it is not relying on the carve-out in Listing Rule 3.1 to withhold any material information from public disclosure;

(l) ABB Grain's financial statements for the financial year ended 30 September 2008 give a true and fair view of the financial position of ABB Grain as at 30 September 2008;

(m) as at the date of this Agreement:

  (i) the total issued capital of ABB Grain is 172,802,130 ABB Grain Shares;

  (ii) ABB Grain has on issue:

    (A) 386,740 ABB Grain Options with an exercise price of $11.65 and an expiry date of 30 April 2013; and

    (B) 550,000 ABB Grain Options with an exercise price of $10.61 and an expiry date of 1 October 2013;

  (iii) material details of all contingent rights in respect of ABB Grain Shares outstanding under ABB Grain's Long Term Incentive Scheme have been provided in writing to Viterra in the ABB Grain Due Diligence Information and fairly summarised in a memorandum entitled "Project Dolphin: Resolution of ABB Share Plans" provided by ABB Grain to Viterra on 19 May 2009; and

  (iv) there are no other shares, options, performance rights or convertible instruments (or offers or agreements to issue any of the foregoing);

(n) save as fairly disclosed in the ABB Grain Due Diligence Information given before the date of this Agreement, this Agreement does not conflict with or result in the breach of or default under:

  (i) any provision of ABB Grain's constitution other than in respect of the clause for which the Constitutional Amendment is required; or

  (ii) any:

    (A) material term or provision of any agreement; or

    (B) writ, order or injunction, judgment, law, rule or regulation,

  to which it is party or subject or by which it is bound and which is material in the context of the ABB Grain Group taken as a whole;

Appendix 1 – Implementation Agreement continued

(o) it will not do or procure or allow anything to be done which constitutes an ABB Grain Prescribed Event; and

(p) it has not intentionally withheld from the ABB Grain Due Diligence Information given before the date of this Agreement any written information that is known to ABB Grain to be material to Viterra as a purchaser of the ABB Grain Group as a whole.

8.2 Representations, warranties and undertakings by Viterra

Viterra represents and warrants (and, where applicable, undertakes) to ABB Grain (on its own behalf and separately as trustee for each of the ABB Grain Indemnified Parties) that:

(a) Viterra is a corporation duly incorporated and validly existing under the laws of Canada;

(b) the execution, delivery and performance of this Agreement by Viterra has been properly authorised by all necessary corporate action and Viterra has full corporate power to execute, deliver and perform this Agreement;

(c) this Agreement constitutes legal, valid and binding obligations on Viterra (subject to laws generally affecting creditors' rights and the principles of equity);

(d) neither it nor any other member of the Viterra Group is affected by an Insolvency Event;

(e) all information provided by or on behalf of Viterra to the Independent Expert or the Investigating Accountant to enable their respective reports to be prepared will be provided in good faith and on the understanding that the Independent Expert and the Investigating Accountant will rely upon that information for the purpose of preparing their respective reports for inclusion in the Scheme Booklet;

(f) the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (to the extent that Viterra has consented to inclusion of that information in accordance with clause 6(g)):

(i) will be prepared in good faith and on the understanding that ABB Grain and each of its directors will rely on that information for the purposes of preparing the Scheme Booklet and proposing the Scheme; and

(ii) will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and relevant ASIC regulatory guides (except to the extent any non-compliance results from information supplied by ABB Grain) ;

(g) as at the date the Scheme Booklet is despatched to ABB Grain Shareholders, the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (to the extent that Viterra has consented to inclusion of that information in accordance with clause 6(g)) will not be misleading or deceptive in any material respect (whether by omission or otherwise) (except to the extent any misleading or deceptive material results from information supplied by ABB Grain) ;

(h) Viterra will provide to ABB Grain all such further or new material information that arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information, in the form and context in which that information appears in the version of the Scheme Booklet sent to shareholders and the inclusion of which Viterra has consented in accordance with clause 6(g), is not misleading or deceptive in any material respect (whether by omission or otherwise);

(i) Viterra is a "reporting issuer" under applicable Canadian securities laws in each of the provinces of Canada in which such concept exists and is not in default of any material requirements of any securities laws applicable in such jurisdictions or any material rules of the Toronto Stock Exchange;

(j) no delisting, suspension of trading in or cease trading order with respect to Viterra Shares is pending or, to the knowledge of Viterra, threatened;

(k) Viterra's financial statements for the financial year ended 31 October 2008 give a true and fair view of the financial position of Viterra as at 31 October 2008;

(l) as at the date of this Agreement, the authorised share capital of Viterra consists of an unlimited number of Viterra Shares and there are issued and outstanding 237,049,363 Viterra Shares and options exercisable into 1,648,485 Viterra Shares and there are no other shares, options, performance rights or convertible instruments (or offers or agreements to issue any of the foregoing);

(m) save as fairly disclosed in the Viterra Due Diligence Information given before the date of this Agreement, this Agreement does not conflict with or result in the breach of or default under:

(i) any provision of Viterra's articles and by-laws; or

(ii) any:

(A) material term or provision of any agreement; or

(B) writ, order or injunction, judgment, law, rule or regulation,

to which any member of the Viterra Group is party or subject or by which it is bound and which is material in the context of the Viterra Group taken as a whole;

(n) it will not do or procure or allow anything to be done which constitutes a Viterra Prescribed Event;

(o) it has not intentionally withheld from the Viterra Due Diligence Information given before the date of this Agreement any written information that is known to Viterra to be material to ABB Grain's decision to enter into this Agreement and propose the Scheme;

(p) neither it nor any of its associates (as defined in section 12 of the Corporations Act):

(i) has a relevant interest (as defined in the Corporations Act) in any ABB Grain Shares; or

(ii) is a party to any agreement, arrangement or understanding involving the conferring of rights on it the economic effect of which is equivalent, or substantially equivalent, to it acquiring, holding or disposing of ABB Grain Shares;

(q) the approval of the shareholders of Viterra (or any class of them) is not required, and will not be made a condition of any consent or approval granted by any Canadian Governmental Agency, in connection with the execution, delivery and performance of this Agreement or the Deed Poll by Viterra or Viterra Acquirer or the Implementation of the Scheme; and

(r) except for the approval referred to in clause 2.1(c), no authorisation, order, clearance, permission, approval, consent or confirmation of no objection is required to be obtained by any member of the Viterra Group from any Canadian Governmental Agency in connection with the execution, delivery and performance of this Agreement or the Deed Poll or the Implementation of the Scheme.

8.3 Representations, warranties and undertakings by Viterra Acquirer

Viterra Acquirer represents and warrants (and, where applicable, undertakes) to ABB Grain (on its own behalf and separately as trustee for each of the ABB Grain Indemnified Parties) that:

(a) Viterra Acquirer is a company duly incorporated, validly existing and limited by shares under the Corporations Act;

(b) the execution, delivery and performance of this Agreement by Viterra Acquirer has been properly authorised by all necessary corporate action and Viterra Acquirer has full corporate power to execute, deliver and perform this Agreement;

(c) this Agreement constitutes legal, valid and binding obligations on Viterra Acquirer (subject to laws generally affecting creditors' rights and the principles of equity);

(d) it is not affected by an Insolvency Event;

(e) it is a wholly-owned subsidiary of Viterra;

(f) this Agreement does not conflict with or result in the breach of or default under:

(i) any provision of its constitution; or

(ii) any:

(A) material term or provision of any agreement; or

(B) writ, order or injunction, judgment, law, rule or regulation,

to which it is party or subject or by which it is bound; and

(g) it will not do or procure or allow anything to be done which constitutes a Viterra Prescribed Event.

8.4 Reliance

(a) Each party acknowledges that the other has entered into this Agreement in reliance on the representations, warranties and undertakings that are given by the party in this clause 8.

(b) The parties have not relied on any representation or warranty in deciding whether to enter into this Agreement, other than as expressly set out in this clause 8 .

8.5 Nature of provisions

(a) Each of the representations and warranties in this clause 8 shall be deemed to be given as at the date of this Agreement and at 8.00am on the Second Court Date by reference to the circumstances then existing.

(b) Each of the representations, warranties and undertakings given by a party in this clause 8 must be construed as a separate and independent provision and will not be limited or restricted by reference to the terms of any other representation, warranty or undertaking in this clause 8 or any other term of this Agreement.

(c) Each of the representations and warranties in this clause 8:

(i) will survive the completion of the transactions contemplated by this Agreement or the termination of this Agreement; and

(ii) is given with the intent that liability under it will not be confined to breaches which are discovered prior to the completion of the transactions contemplated by this Agreement or the date of termination of this Agreement.

(d) Without limiting the interpretation of any reference in this Agreement to "material breach" (or any phrase to similar effect), Viterra acknowledges and agrees that a breach of the representation and warranty in clause 8.2(q) which is not remedied or otherwise resolved to ABB Grain's satisfaction within 5 Business Days of the breach (during which period Viterra and ABB Grain must consult to remedy the breach or resolve upon an acceptable alternative proposal) will constitute a material breach of a provision of this Agreement by Viterra for the purpose of clauses 12 and 13.

8.6 Notification

A party must promptly advise the other in writing of any representation or warranty provided in this clause 8 by the party being false or misleading in any material respect when given or a breach of any undertaking in this clause 8 by the party.

Appendix 1 – Implementation Agreement continued

9 Indemnities

9.1 Indemnity from ABB Grain

ABB Grain indemnifies Viterra and the other Viterra Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Viterra Indemnified Parties may suffer or incur by reason of any breach of any of the representations, warranties and undertakings in clause 8.1.

9.2 Indemnity from Viterra and Viterra Acquirer

Each of Viterra and Viterra Acquirer indemnifies ABB Grain and the other ABB Grain Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the ABB Grain Indemnified Parties may suffer or incur by reason of any breach of any of the representations, warranties and undertakings given by it in clause 8.2 or clause 8.3 (as the case may be).

9.3 Nature of indemnities

Each indemnity in clauses 9.1 and 9.2 is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination or completion of this Agreement. It is not necessary for a person to incur expense or make any payment before enforcing a right of indemnity in this clause 9. The making of a claim by a person under an indemnity in this clause 9 in respect of a particular event does not preclude that person from subsequently making further claims under that indemnity in respect of any further loss arising out of the same event for which it has not previously been indemnified.

10 No Reliance on Due Diligence Information

10.1 Due diligence investigations

(a) ABB Grain acknowledges and agrees, both on its own behalf and on behalf of each of the other ABB Grain Indemnified Persons that:

  (i) both prior to and after entry into this Agreement, it and its Representatives have undertaken, and will undertake, their own due diligence investigations in relation to the Viterra Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to Viterra Group external auditors and advisers; and

  (ii) in the course of those investigations, and the negotiations and discussions in relation thereto, Viterra and its Representatives have provided, and will provide, to ABB Grain and its Representatives information in various forms in connection with the Scheme or relating to the Viterra Group (the **Viterra Due Diligence Information**).

(b) Viterra acknowledges and agrees, both on its own behalf and on behalf of each of the other Viterra Indemnified Persons that:

  (i) both prior to and after entry into this Agreement, it and its Representatives have undertaken, and will undertake, their own due diligence investigations in relation to the ABB Grain Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to ABB Grain Group external auditors and advisers; and

  (ii) in the course of those investigations, and the negotiations and discussions in relation thereto, ABB Grain and its Representatives have provided, and will provide, to Viterra and its Representatives information in various forms in connection with the Scheme or relating to the ABB Grain Group (the ABB Grain Due Diligence Information).

10.2 Limited assurance regarding Due Diligence Information

(a) ABB Grain acknowledges and agrees, both on its own behalf and on behalf of each of the other ABB Grain Indemnified Persons that, except (in the case of sub-paragraphs (i), (ii) and (iv) below) as set out in clause 8.2(o), none of Viterra and its Representatives, to the maximum extent permitted by law:

  (i) makes any representation or warranty:

    (A) as to the accuracy, completeness or relevance of any of the Viterra Due Diligence Information except to the extent it is repeated in the Viterra Scheme Booklet Information or the Combined Group Scheme Booklet Information;

    (B) that any of the Viterra Due Diligence Information has been audited, or verified; or

    (C) that the Viterra Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Scheme;

  (ii) accepts any responsibility to ABB Grain, its Representatives or any other person for any false, inaccurate or misleading Viterra Due Diligence Information or for any opinion formed or conclusion drawn by ABB Grain or its Representatives as a result of examining the Viterra Due Diligence Information;

  (iii) accepts any responsibility to inform ABB Grain or any of its Representatives of any matter arising or coming to the notice of Viterra which may affect or qualify any Viterra Due Diligence Information; and

(iv) is liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the Viterra Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the Viterra Due Diligence Information.

(b) Viterra acknowledges and agrees, both on its own behalf and on behalf of each of the other Viterra Indemnified Persons that, except (in the case of sub-paragraphs (i), (ii) and (iv) below) as set out in clause 8.1(p), none of ABB Grain and its Representatives, to the maximum extent permitted by law:

(i) makes any representation or warranty:

(A) as to the accuracy, completeness or relevance of any of the ABB Grain Due Diligence Information except to the extent it is repeated in the Scheme Booklet;

(B) that any of the ABB Grain Due Diligence Information has been audited, verified or prepared with reasonable care; or

(C) that the ABB Grain Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Scheme;

(ii) accepts any responsibility to Viterra, any of the other Viterra Indemnified Persons or any other person for any false, inaccurate or misleading ABB Grain Due Diligence Information or for any opinion formed or conclusion drawn by Viterra or its Representatives as a result of examining the ABB Grain Due Diligence Information;

(iii) accepts any responsibility to inform Viterra or any of its Representatives of any matter arising or coming to the notice of ABB Grain which may affect or qualify any ABB Grain Due Diligence Information; and

(iv) is liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the ABB Grain Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the ABB Grain Due Diligence Information.

10.3 Own enquiries

(a) Without limiting clauses 10.1(a) and 10.2(a) (but without prejudice to clause 8.2(o)):

(i) ABB Grain acknowledges and agrees both on its own behalf and on behalf of each of the other ABB Grain Indemnified Persons that each of them has made its own independent assessment of all Viterra Due Diligence Information and has carried out, and relied solely on, its own investigation and analysis of the Viterra Due Diligence Information and the Scheme; and

(ii) ABB Grain acknowledges and agrees that it has entered into this Agreement utilising the Viterra Due Diligence Information solely at its own risk.

(b) Without limiting clauses 10.1(b) and 10.2(b) (but without prejudice to clause 8.1(p)):

(i) Viterra acknowledges and agrees both on its own behalf and on behalf of each of the other Viterra Indemnified Persons that each of them has made its own independent assessment of all ABB Grain Due Diligence Information and has carried out, and relied solely on, its own investigation and analysis of the ABB Grain Due Diligence Information and the Scheme; and

(ii) Viterra acknowledges and agrees that it has entered into this Agreement utilising the ABB Grain Due Diligence Information solely at its own risk.

10.4 Benefit

(a) The acknowledgements, confirmations and agreements in clauses 10.1(b), 10.2(b) and 10.3(b) are given to ABB Grain on its own behalf and separately as trustee for each of the ABB Grain Indemnified Parties.

(b) The acknowledgements, confirmations and agreements in clauses 10.1(a), 10.2(a) and 10.3(a) are given to Viterra on its own behalf and separately as trustee for each of the Viterra Indemnified Parties.

11 Exclusivity

11.1 No shop obligation

Subject to clauses 11.3 and 11.6, during the Exclusivity Period, ABB Grain must not and must ensure that each of its Representatives does not directly or indirectly solicit, encourage, invite or initiate any offer, response, expression of interest or proposal from any person in relation to a Competing Proposal.

11.2 No talk obligation

Subject to clauses 11.3 and 11.6, during the Exclusivity Period, ABB Grain must not and must ensure that each of its Representatives does not enter into, continue or participate in negotiations or discussions with, or provide due diligence information to, any person regarding or in connection with a Competing Proposal.

11.3 Fiduciary carve out

(a) Nothing in clauses 2, 4, 7 or 11.2 prevents any action by or on behalf of ABB Grain to respond to any bona fide approach by a third party in respect of a Competing Proposal not solicited in breach of clause 11.1 if, after consultation with ABB Grain's financial advisers and receiving written legal advice from external legal advisers, the Board of ABB Grain believes in good faith and acting reasonably that:

(i) the Competing Proposal is or is capable of becoming a Superior Proposal; and

Appendix 1 – Implementation Agreement continued

(ii) failure to take such action would involve, or would be likely to involve, a breach of the duties of the directors of ABB Grain.

(b) Any action permitted by clause 11.3(a) will not be regarded as "encouragement" for the purpose of clause 11.1.

11.4 Notification

(a) If ABB Grain or, so far as it is aware, any of its Representatives is approached (directly or indirectly) during the Exclusivity Period by any person to engage in any activity, or take any other action, that would breach ABB Grain's obligations under clause 11.1 or 11.2, ABB Grain must promptly inform Viterra in writing of the fact of that approach.

(b) If ABB Grain or any of its Representatives takes any action during the Exclusivity Period in reliance on clause 11.3, ABB Grain must promptly inform Viterra in writing of that fact.

11.5 Opportunity to match

Before the ABB Grain Board publicly recommends any superior proposal during the Exclusivity Period (and without limiting any other provision of this Agreement), ABB Grain must:

(a) notify Viterra in writing of the detailed terms of the superior proposal (to the extent those terms have been made available to ABB Grain) and the identity of the person or persons who have made the superior proposal; and

(b) provide Viterra with at least 72 hours in which to negotiate amendments to this Agreement and the Scheme for the purpose of making the Scheme a superior transaction to the superior proposal.

11.6 Normal provision of information

Nothing in this clause 11 prevents ABB Grain from:

(a) providing information to rating agencies or any Governmental Agency;

(b) providing information to its auditors, advisers, financiers, customers, joint venturers, franchisees, business partners and suppliers acting in that capacity in the ordinary course of business; or

(c) making presentations to brokers, portfolio investors, analysts and other third parties in the ordinary course of business.

11.7 No ongoing discussions

(a) ABB Grain represents and warrants to Viterra as at the date of this Agreement that neither it nor any of its Representatives:

(i) is participating, directly or indirectly, in discussions or negotiations or enquiries with any third party regarding, or which could reasonably be expected to lead to, any Competing Proposal; or

(ii) is party to any agreement, arrangement or understanding with a third party in relation to a Competing Proposal for it or a possible Competing Proposal that would prevent it entering into this Agreement or complying with its obligations under this Agreement.

(b) Without limiting clause 11.7(a)(ii), if ABB Grain or any of its Representatives is a party to any prior agreement, arrangement or understanding with a third party in relation to a Competing Proposal or a possible Competing Proposal and that agreement, arrangement or understanding imposes a standstill obligation on that third party (including any obligation not to acquire any interest in ABB Grain Shares), ABB Grain must take action to enforce that standstill obligation during the Exclusivity Period.

(c) ABB Grain represents and warrants to Viterra as at the date of this Agreement that, where ABB Grain has a contractual right to do so, ABB Grain has required the return or destruction of confidential information of the ABB Grain Group provided to any third party in relation to a Competing Proposal or a possible Competing Proposal at any time in the two year period before the date of this Agreement (other than any such confidential information which the third party has a right to retain).

11.8 Acknowledgement

Viterra has required ABB Grain to agree to the obligations set out in this clause 11 in consideration of Viterra proceeding with the Scheme and incurring significant costs in doing so. In the absence of obtaining these obligations, Viterra would not have entered into this Agreement.

12 Termination

12.1 ABB Grain Termination Events

ABB Grain may terminate this Agreement by notice in writing to Viterra:

(a) in accordance with clause 2.4(b);

(b) before 5.00pm on the Business Day before the Second Court Date, if Viterra or Viterra Acquirer is in breach of any provision of this Agreement (including a breach of a representation or warranty under clause 8) and:

(i) that breach is material;

(ii) ABB Grain has given prompt written notice to Viterra or Viterra Acquirer (as the case may be) setting out the breach; and

(iii) if the breach is capable of remedy, the breach is not remedied by Viterra or Viterra Acquirer (as the case may be) within 5 Business Days (or such shorter period ending at 5.00pm on the Business Day before the Second Court Date) of it receiving a notice under sub-paragraph (ii);

(c) before 5:00pm on the Business Day before the Second Court Date, if the Independent Expert concludes (whether in its original or any subsequent opinion) that the Scheme is not in the best interests of ABB Grain Shareholders, provided that, where the Independent Expert reaches such a conclusion because of the existence of a Superior Proposal, ABB Grain gave Viterra the details required to be given under clause 11.5(a) at least 72 hours prior to exercising its right of termination under this paragraph (c);

(d) before 5:00pm on the Business Day before the Second Court Date, if a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced, provided that if that Competing Proposal is not approved or recommended by the Board of Viterra, ABB Grain gave Viterra at least 5 Business Days prior written notice of its intention to exercise its right of termination under this clause 12.1(d) (and ABB Grain consulted with Viterra in respect of the Competing Proposal during that 5 Business Day period);

(e) before 5.00pm on the Business Day before the Second Court Date, if the ABB Grain Board, in good faith and acting reasonably, publicly recommends a Superior Proposal, provided that ABB Grain gave Viterra the details required to be given under clause 11.5(a) at least 72 hours prior to exercising its right of termination under this paragraph (e);

(f) before 5.00pm on the Business Day before the Second Court Date, if at the Scheme Meeting or any adjournment or postponement of it at which the Scheme is voted on, the Scheme or the Constitutional Amendment is not approved by the requisite majority of ABB Grain Shareholders required under the Corporations Act; or

(g) if the Scheme has not been Implemented by the End Date.

12.2 Viterra Termination Events

Viterra may terminate this Agreement by notice in writing to ABB Grain:

(a) in accordance with clause 2.4(b);

(b) before 5.00pm on the Business Day before the Second Court Date, if ABB Grain is in breach of any provision of this Agreement (including a breach of a representation or warranty under clause 8) and:

  (i) that breach is material;

  (ii) Viterra has given prompt written notice to ABB Grain setting out the breach; and

  (iii) if the breach is capable of remedy, the breach is not remedied by ABB Grain within 5 Business Days (or such shorter period ending at 5.00pm on the Business Day before the Second Court Date) of it receiving a notice under sub-paragraph (ii);

(c) before 8.00am on the Second Court Date, if any of ABB Grain's directors:

  (i) adversely changes (including by attaching any qualifications to) or withdraws his recommendation that the Scheme is in the best interests of ABB Grain Shareholders or makes any public statement that he has qualified, adversely changed or withdrawn his recommendation that the Scheme is in the best interests of ABB Grain Shareholders; or

  (ii) recommends a Competing Proposal;

(d) before 5.00pm on the Business Day before the Second Court Date, if at the Scheme Meeting or any adjournment or postponement of it at which the Scheme is voted on, the Scheme is not approved by the requisite majority of ABB Grain Shareholders required under the Corporations Act; or

(e) if the Scheme has not been Implemented by the End Date.

Effect of termination

If a party terminates this Agreement in accordance with this clause 12, this Agreement will have no further force or effect and the rights and obligations of the parties under this Agreement will cease, save that:

(a) clauses 1, 8, 9, 10, 12, 13, 15, 17, 18 and 19 will survive termination; and

(b) termination will be without prejudice to rights and liabilities of a party which have accrued before termination.

13 Break Fee

13.1 Background

(a) ABB Grain and Viterra believe the Scheme will provide significant benefits to ABB Grain, Viterra, Viterra Acquirer and their respective shareholders and acknowledge that they will incur significant costs in connection with performing their obligations under this Agreement and the Scheme.

(b) In these circumstances, each party:

  (i) has requested that provision be made in this Agreement for the payments set out in clauses 13.2 and 13.3, without which they would not have entered into this Agreement; and

  (ii) believes that it is appropriate to agree to the payment which it agrees to make under this clause 13 in order to secure the participation of the other parties in the Scheme.

(c) ABB Grain and Viterra each acknowledges that the amount it has agreed to pay under this clause 13 is an amount which is appropriate to compensate the other party or parties (as the case may be) for their reasonable external and internal costs and opportunity costs in connection with the Scheme.

Appendix 1 – Implementation Agreement continued

13.2 Payment by ABB Grain to Viterra

(a) ABB Grain must pay Viterra $16 million (exclusive of GST) if:

(i) ABB Grain is in material breach of any provision of this Agreement (including a material breach of a representation or warranty under clause 8.1);

(ii) any director of ABB Grain adversely changes (including by attaching any qualifications to) or withdraws his recommendation that the Scheme is in the best interests of ABB Grain Shareholders or makes any public statement that he has qualified, adversely changed or withdrawn his recommendation that the Scheme is in the best interests of ABB Grain Shareholders, other than in circumstances:

(A) where the Scheme is not Implemented by the End Date;

(B) referred to in clause 12.1(d);

(C) where either Viterra or Viterra Acquirer is in material breach of any provision of this document (including a material breach of a representation or warranty under clause 8.2 or clause 8.3 (as the case may be)); or

(D) where the Independent Expert concludes (whether in its original or any subsequent opinion) that the Scheme is not in the best interests of ABB Grain Shareholders other than because of the existence of a Superior Proposal; or

(iii) the ABB Grain Board recommends a Competing Proposal,

and this Agreement is terminated in accordance with clause 12.

(b) ABB Grain must pay Viterra the amount referred to in clause 13.2(a) within 10 Business Days of receipt by ABB Grain from Viterra of a demand for payment. The demand may only be made after the occurrence of an event referred to in clause 13.2(a).

13.3 Payment by Viterra to ABB Grain

(a) Viterra must pay ABB Grain $16 million (exclusive of GST) if:

(i) Viterra or Viterra Acquirer is in material breach of any provision of this Agreement (including a material breach of a representation or warranty under clause 8); or

(ii) a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced, which Competing Proposal the Viterra Board has approved or recommended (whether such approval or recommendation occurs at the time of termination by ABB Grain as referred to below or subsequently),

and this Agreement is terminated in accordance with clause 12.

(b) Viterra must pay ABB Grain the amount referred to in clause 13.3(a) within 10 Business Days of receipt by Viterra of a demand for payment from ABB Grain. The demand may only be made after the occurrence of an event referred to in paragraph (a).

(c) If any amount is paid by Viterra to ABB Grain in accordance with clause 13.4, that amount will be deducted from any amount payable by Viterra under this clause 13.3.

13.4 Payment of expenses by Viterra to ABB Grain

(a) Viterra must pay ABB Grain $10 million (exclusive of GST) if:

(i) a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced which is not approved or recommended by the Board of Viterra; and

(ii) this Agreement is terminated in accordance with clause 12, provided that ABB Grain gave Viterra at least 5 Business Days prior written notice of its intention to exercise its right of termination under clause 12.1(d) (and ABB Grain consulted with Viterra in respect of the Competing Proposal during that 5 Business Day period).

(b) Viterra must pay ABB Grain the amount referred to in clause 13.4(a) within 10 Business Days of receipt by Viterra of a demand for payment from ABB Grain. The demand may only be made after the occurrence of an event referred to in paragraph (a).

13.5 Exclusive remedy

ABB Grain and Viterra each agrees that if an amount is paid by the other under clause 13.2 or clause 13.3 or 13.4 (as the case may be) in respect of an act or event referred to therein, that payment constitutes its sole and exclusive remedy for any liability arising under or in connection with this Agreement in respect of that act or event.

13.6 Compliance

A payment under this clause 13 is not required to be made or, if already made, is refundable, to the extent that such payment is determined by a court to be unlawful or is determined by the Takeovers Panel to constitute unacceptable circumstances within the meaning of that phrase in the Corporations Act.

13.7 Gross up

If a party (**first party**) is required by law to make any deduction or withholding from any payment to the other party (**other party**) under this clause 13:

(a) the first party must notify the other party of the amount and reason for the deduction or withholding and pay or procure the payment of the full amount of the deduction or withholding to the appropriate Governmental Agency within the applicable timeframe for payment; and

(b) the amount payable by the first party to the other party must be increased so that (after deducting or withholding the aforesaid amount and making any further deduction or withholding in respect of the increased amount) the other party receives the same amount it would have received had no deduction or withholding been made.

14 Public Announcements

14.1 Agreed Announcement

Immediately following the execution of this Agreement, ABB Grain and Viterra must each release their respective Agreed Announcement, which, in the case of the Agreed Announcement to be issued by ABB Grain, has attached to it a summary of the key terms of this Agreement.

14.2 Restriction on other announcements

(a) Neither party may make any press release or announcement or make any other public disclosure relating to the subject matter of this Agreement or make public or otherwise publicly disclose this Agreement or any of its terms unless the release, announcement, publication or other public disclosure:

(i) is required by this Agreement;

(ii) is required to be made under any applicable law or the rules of any recognised stock exchange;

(iii) is required by a Governmental Agency to be made by the party;

(iv) repeats information or statements already in the public domain; or

(v) has the prior approval of the other parties.

(b) Nothing in clause 14.2(a) prohibits a party from making any announcement or public disclosure if, in the reasonable opinion of the party's Board, failure to disclose at that time the information proposed to be contained in the announcement or public disclosure would reasonably be expected to be inconsistent with the proper exercise of the duties of the directors of that party.

(c) Any announcement or public disclosure relating to the subject matter of this Agreement must be consistent with the provisions of this Agreement and, in the case of ABB Grain, the recommendation of the ABB Grain Board at the time of the announcement or public disclosure.

(d) A party does not require the prior approval of the other parties to send any communication to its customers, suppliers, employees or shareholders or to Scheme Shareholders regarding the subject matter of this Agreement provided:

(i) it has first given the other parties as much notice (if any) as is reasonably practicable of the communication; and

(ii) the communication is consistent with the provisions of this Agreement and the recommendation of the ABB Grain Board at the time of the communication.

14.3 Notification

If a party is required by law, the rules of any stock exchange or any Governmental Agency to do any of the things referred to in clause 14.2, it must give the other party, to the extent lawful, as much notice (if any) as is reasonably practicable of the announcement or public disclosure.

15 Confidentiality and Standstill

15.1 Confidentiality

(a) Each of ABB Grain and Viterra acknowledges and agrees that it remains bound by the Confidentiality Agreements, provided that it agrees that the terms of this Agreement will prevail over the Confidentiality Agreements to the extent of any inconsistency.

(b) Viterra Acquirer undertakes in favour of ABB Grain that any information concerning the ABB Grain Group which it acquires pursuant to this Agreement or the Scheme will be held and used by it on the same terms as contained in the Confidentiality Agreement addressed from ABB Grain to Viterra, to the extent those terms are not inconsistent with any provision of this Agreement.

(c) For the purposes of the Confidentiality Agreements and the terms referred to in paragraph (b), each party consents to the use of, and the disclosure on a confidential basis to a Relevant Government Authority of, its confidential information for the purposes of satisfying any Condition Precedent and the implementation of the transactions contemplated by this Agreement.

15.2 Survival of obligations

The:

(a) rights and obligations of ABB Grain and Viterra under the Confidentiality Agreements;

(b) the obligations of Viterra Acquirer under clause 15.1(b); and

(c) the obligations of Viterra under clause 15.3,

survive termination of this Agreement.

15.3 Standstill

(a) Subject to clauses 15.3(b) and 15.3(c), during the 12 month period following the date of this Agreement, Viterra must not, must ensure that its Affiliates do not, and must ensure that its Representatives do not on its behalf:

(i) acquire or offer to acquire any securities of ABB Grain;

(ii) acquire or offer to acquire all or substantially all of the assets of ABB Grain or any of its Affiliates;

(iii) enter or offer to enter into any arrangement involving the conferring of rights the economic effect of which is equivalent, or substantially equivalent, to acquiring, holding or disposing of securities in ABB Grain;

(iv) solicit proxies from any shareholder in ABB Grain or otherwise seek to influence or control the management or policies of ABB Grain; or

Appendix 1 – Implementation Agreement continued

(v) publicly announce any intention (including (without limitation) a conditional intention), willingness or preparedness (including (without limitation) any non-binding, conditional and/or indicative proposal) to do any of the things specified in sub-paragraphs (i) to (iv) inclusive,

without the prior written consent of ABB Grain.

(b) Clause 15.3(a) shall not apply, and Viterra will be free to engage in any of the activities otherwise prohibited by clause 15.3(a), from and after the date of public announcement of or public disclosure of commencement of:

(i) a take-over bid, or an intention to undertake a take-over bid, which, if completed, would result in the acquisition of 50% or more of the then outstanding ABB Grain Shares by any person or group of persons (other than Viterra or any of its Affiliates) (a **Bid Transaction**);

(ii) the entering into of a definitive agreement with ABB Grain (other than this Agreement) which contemplates the acquisition of 50% or more of the outstanding securities of ABB Grain; or

(iii) any merger, asset purchase and sale or other business combination transaction involving ABB Grain (other than the Scheme) or an intention to make an offer to ABB Grain to undertake such a transaction which ABB Grain has recommended or agreed to recommend or support (other than the Scheme), which would, if completed, result in:

(A) any class of outstanding voting securities of ABB Grain being converted into cash or securities of another person; or

(B) all or substantially all of ABB Grain's assets being sold to any person or group (other than Viterra or any of its Affiliates) (a **Business Combination Transaction**),

to the earlier of the date of completion of the Bid Transaction or Business Combination Transaction or the date of withdrawal or cancellation of the Bid Transaction or Business Combination Transaction.

(c) Clause 15.3(a) does not apply to carrying out or promoting the Scheme or in connection with the performance of the obligations of Viterra and Viterra Acquirer under the Deed Poll and this Agreement.

(d) For the purpose of this clause 15.3:

(i) **Affiliate** includes, in relation to a party, any person that is controlled by, under common control with, or controls that party, and includes that party's Related Bodies Corporate and associates (within the meaning of sections 12 and 15 of the Corporations Act); and

(ii) **Representatives** means, in relation to Viterra:

(A) its lawyers, accountants, financial and other advisers, and the lawyers, accountants, financial and other advisers of its Affiliates;

(B) lenders that are or are proposing to provide financing to it in connection with the Scheme; and

(C) persons proposing to act or acting as partner, co-investor, joint venture shareholder or otherwise as a strategic or equity partner in connection with the Scheme.

16 Directors' indemnity and insurance

16.1 D&O Insurance

Subject to Implementation occurring, Viterra must take out and maintain for a period of seven years after the Implementation Date, or must procure that ABB Grain takes out and maintains for that period, to the maximum extent permitted by law, insurance cover with a reputable insurer, and on terms that are no less advantageous to each person who is a director of ABB Grain or any of its Related Bodies Corporate at the Implementation Date (the **Indemnified Directors**) than the coverage provided under the existing D&O policies of the ABB Grain Group, insuring each Indemnified Director against all liabilities incurred by the Indemnified Director in the course of his or her service as a director of any member of the ABB Grain Group prior to Implementation. Viterra must not do anything, and must procure that no other member of the Combined Group does anything, which prejudices any such insurance cover.

16.2 No limitation

The rights of the Indemnified Directors under this clause 16 are in addition to and without prejudice to any rights to indemnification or insurance coverage which an Indemnified Person may have under the constitution of, or in any deed or other agreement with, any member of the ABB Grain Group.

16.3 Benefit

The undertakings of Viterra in this clause 16 are given to and held by ABB Grain as trustee for each of the Indemnified Directors.

17 Guarantee

17.1 Guarantee

Viterra unconditionally and irrevocably guarantees to ABB Grain (in its own right and as trustee on behalf of the other ABB Grain Indemnified Parties and the Scheme Shareholders) on demand the due and punctual performance by Viterra Acquirer of its obligations under this Agreement, the Scheme and the Deed Poll.

17.2 Indemnity

(a) As separate and independent obligation, Viterra indemnifies ABB Grain (in its own right and as trustee on behalf of the other ABB Grain Indemnified Parties and the Scheme Shareholders) against all liabilities which may be incurred or sustained by ABB Grain, the other ABB Grain Indemnified Parties and the Scheme Shareholders in connection with any default or delay by Viterra Acquirer in the due and punctual performance of any of its obligations under this Agreement, the Scheme or the Deed Poll.

(b) It is not necessary for a person to incur expense or make any payment before enforcing a right of indemnity under clause 17.2(a). The making of a claim by a person under an indemnity in clause 17.2(a) in respect of a particular event does not preclude that person from subsequently making further claims under that indemnity in respect of any further loss arising out of the same event for which it has not previously been indemnified.

17.3 Further terms

The guarantee and indemnity in this clause 17:

(a) are continuing, separate and independent obligations;

(b) will each remain in full force and effect for so long as Viterra Acquirer has any undischarged obligation or liability under or in respect of this Agreement, the Scheme or the Deed Poll;

(c) may be enforced before any steps are taken against Viterra Acquirer;

(d) will not be affected by anything which, but for this provision, might in any way operate to release, prejudicially affect or discharge Viterra in whole or in part from any of its obligations under this clause 17; and

(e) extend to cover this Agreement, the Scheme and the Deed Poll as amended or varied from time to time.

17.4 Limitation

For the avoidance of doubt, no greater amount is recoverable from Viterra and Viterra Acquirer (in aggregate) under this Agreement including under the guarantee and indemnity under this clause 17 than the amount recoverable from Viterra having regard to other applicable provisions of this agreement, including clause 13.5.

18 Miscellaneous

18.1 No waiver

(a) A party waives a right under this Agreement only by written notice that it waives that right. A waiver is limited to the specific instance to which it relates and to the specific purpose for which it is given.

(b) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

18.2 Severance

If a provision of this Agreement would, but for this clause, be unenforceable or illegal:

(a) the provision must be read down to the extent necessary to avoid that result; and

(b) if the provision cannot be read down to that extent, it must be severed without affecting the validity and enforceability of the remainder of this document.

18.3 About this document

(a) This Agreement and the Confidentiality Agreements record the entire agreement between the parties as to their subject matter. Together they supersede all prior contracts, obligations, representations, conduct and understandings. This Agreement is immediately enforceable, subject to its own express terms.

(b) This Agreement may be amended only by written agreement of all parties.

(c) This Agreement may be executed in any number of counterparts, and by the parties in separate counterparts, but is not effective until each party has executed at least one counterpart. Each counterpart of this Agreement constitutes an original of this Agreement but the counterparts together constitute one and the same instrument.

18.4 Governing law and jurisdiction

(a) The laws of South Australia govern this Agreement.

(b) Each party submits to the jurisdiction of the courts exercising jurisdiction in South Australia, and any court that may hear appeals from any of those courts, for any proceedings in connection with this Agreement.

(c) Each party irrevocably waives any right it may have to claim that the courts referred to in paragraph (b) are an inconvenient forum.

(d) Viterra irrevocably appoints Freehills of Level 38, MLC Centre, 19 Martin Place, Sydney, New South Wales, Australia to be its agent for the receipt of service of process in connection with this Agreement and agrees that any service document in connection with this Agreement may be effectively served on it by service on its agent.

18.5 Costs

(a) Except where expressly provided otherwise, each party must bear its own costs in relation to the negotiation, preparation, execution and performance of this Agreement and any further document required.

(b) Viterra must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this Agreement, the Scheme, the Deed Poll or the steps to be taken under this Agreement, the Scheme or the Deed Poll.

18.6 Further Acts

Each party must promptly do and perform all further acts and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this Agreement or the Scheme.

18.7 Assignment

A party may not assign, novate or otherwise transfer any of its rights or obligations under this Agreement except with the prior written consent of the other party.

Appendix 1 – Implementation Agreement continued

18.8 No merger
The rights and obligations of the parties under this Agreement will not merge on completion of any transaction pursuant to this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

18.9 GST

(a) Unless otherwise expressly stated, all amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made under or in connection with this Agreement, the recipient of the supply must pay the supplier an additional amount equal to the GST payable on that supply provided that the supplier first issues a tax invoice for that supply.

(b) Without limiting clause 18.9(a), if an amount payable under this Agreement is calculated by reference to a liability incurred by a party, then the amount of the liability must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of the acquisition of the supply to which that liability relates. A party will be assumed to be entitled to a full Input Tax Credit unless it demonstrates that its entitlement is otherwise prior to the date on which payment must be made.

(c) Words and expressions used in this clause 18.9 have the same meaning as in *A New Tax System (Goods and Services) Tax Act 1999* (Cth).

18.10 Clauses benefiting third parties
If a provision of this Agreement is expressed to be for the benefit of a person that is not a party to this Agreement, the party to this Agreement that receives that promise (the **promisee**):

(a) does so not only in its own capacity but also as trustee for the third party;

(b) must permit the third party to enforce the provision in the promisee's name on giving full indemnity and any reasonable security the promisee requires; and

(c) assumes no other duty or liability whatever to the third party such as to inform the third party of anything, to supervise, to monitor or to claim anything.

18.11 Specific performance
The parties acknowledge that damages will not be an adequate remedy for breaches of obligations under this Agreement and that it would be appropriate for a Court to grant specific performance of those obligations.

19 Notices

19.1 How to give notices
A notice in connection with this Agreement must be:

(a) in writing;

(b) signed by the party or its agent; and

(c) given to the recipient either by hand delivery, pre-paid airmail or facsimile transmission, in each case addressed in the manner relevantly described in Schedule 1.

19.2 Change of Details

(a) A party may at any time change any of the details set out in Schedule 1 by not less than 5 Business Days notice to the other party.

(b) If details are so changed, this clause applies as if those changed details were set out in Schedule 1.

19.3 Proof of Notices

(a) Any notice given in accordance with clause 19.1, in the absence of earlier receipt, shall be deemed to have been duly given as follows:

  (i) if delivered personally, on delivery;

  (ii) if sent by pre-paid airmail, on the fourth clear Business Day after posting; and

  (iii) if sent by facsimile, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety.

(b) Any notice given outside Working Hours shall be deemed not to have been given until the start of the next period of Working Hours.

EXECUTED as an agreement

EXECUTED by **ABB GRAIN LTD** in accordance with section 127 of the *Corporations Act 2001* by:)
)
)
)

Director	Director/Secretary
Name (BLOCK LETTERS)	Name (BLOCK LETTERS)

EXECUTED by **VITERRA INC.** by its authorised signatories:)
)
)
)

Authorised Officer	Authorised Officer
Name (BLOCK LETTERS)	Name (BLOCK LETTERS)

EXECUTED by **A.C.N. 137 192 753 PTY LTD** in accordance with section 127 of the *Corporations Act 2001* by:)
)
)
)

Director	Director/Secretary
Name (BLOCK LETTERS)	Name (BLOCK LETTERS)

Appendix 2
Scheme of Arrangement



Pursuant to section 411 of the *Corporations Act 2001* (Cth)

BETWEEN

1 **ABB GRAIN LTD** ABN 59 084 962 130 of Level 1, Grain House, 123–130 South Terrace, Adelaide, South Australia (**ABB Grain**); and

2 The registered holders of ABB Grain Shares.

1 Definitions and Interpretation

1.1 Definitions

In this Scheme:

ABB Grain Option means an option issued by ABB Grain under the terms of ABB Grain's Executive Share Option Plan.

ABB Grain Register means the register of members of ABB Grain.

ABB Grain Share means an ordinary share in the share capital of ABB Grain.

ABB Grain Special Dividend has the meaning given to it in the Scheme Booklet.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of the ASX.

Available Cash Consideration means the amount of cash determined by subtracting from $1,127,533,898 the aggregate amount of cash consideration payable by Viterra Australia under this Scheme to Scheme Shareholders who elect or are deemed to have elected Standard Consideration.

Available Scrip Consideration means the number of Viterra Shares determined by subtracting from 78,296,645 Viterra Shares the aggregate number of Viterra Shares to be issued under this Scheme to:

(a) Scheme Shareholders who elect or are deemed to have elected Standard Consideration;

(b) CDN in respect of Scheme Shareholders who elect or are deemed to have elected Standard Consideration; and

(c) the Nominee in respect of Ineligible Foreign ABB Grain Shareholders.

Business Day has the meaning given in the ASX Listing Rules.

Cash Out Facility means the Nominee sale facility provided for in clause 5.7.

Cash Out Scheme Shareholder means a Scheme Shareholder in respect of whom Viterra Shares are issued to the Nominee in the circumstances referred to in sub-paragraph (i) or sub-paragraph (iii) of clause 5.7(a).

Cash Out Securities has the meaning given in clause 5.7(a).

CDI means a CHESS Depository Interest, being a unit of beneficial ownership in a Viterra Share registered in the name of CDN.

CDN means CHESS Depository Nominees Pty Limited ACN 071 346 506.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

Close of Trading means close of trading on ASX on the Effective Date.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means the deed poll dated 29 July 2009 under which Viterra and Viterra Australia covenant in favour of the Scheme Shareholders to perform their obligations under this Scheme.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Election Date means 5:00 pm (Adelaide time) on the fifth Business Day following the Effective Date.

Election Form means the form accompanying the Scheme Booklet pursuant to which holders of ABB Grain Shares (other than Ineligible Foreign ABB Grain Shareholders) may elect the form of Scheme Consideration they wish to receive in consideration for the transfer of their Scheme Shares to Viterra Australia under this Scheme.

Electronic Payment Election means, in respect of a Scheme Shareholder, an election made before the Record Date by the Scheme Shareholder (in accordance with the requirements of ABB Grain's share registry) to receive dividend payments from ABB Grain by electronic funds transfer to a bank account nominated by the Scheme Shareholder.

End Date has the meaning given in the Implementation Agreement.

Escrow Agent means the escrow agent appointed by ABB Grain for the purpose of clause 4.2(b).

Implementation Agreement means the implementation agreement dated 19 May 2009 between ABB Grain, Viterra and Viterra Australia, as amended.

Appendix 2 – Scheme of Arrangement continued

Implementation Date means the third Business Day following the Record Date.

Ineligible Foreign ABB Grain Shareholder means a Scheme Shareholder who comes within the definition of Ineligible Foreign ABB Grain Shareholder in the Implementation Agreement, unless ABB Grain and Viterra have decided in accordance with clause 3.4 of the Implementation Agreement not to treat such person as an Ineligible Foreign ABB Grain Shareholder for the purpose of this Scheme.

Large Cash Out Shareholder means a Scheme Shareholder in respect of whom Viterra Shares are issued to the Nominee in circumstances referred to in clause 5.7(a)(i), where the number of shares issued to the Nominee in respect of that Scheme Shareholder is greater than 1000.

Maximum Cash Consideration means the consideration determined in accordance with clause 5.3.

Maximum Scrip Consideration means the consideration determined in accordance with clause 5.4.

Net Proceeds of Sales has the meaning given in clause 5.7(c)(ii)(A).

Nominee means a person appointed by Viterra, in consultation with ABB Grain, to sell the Cash Out Securities pursuant to clause 5.7.

Record Date means 6.30pm (Adelaide time) on the fifth Business Day following the Effective Date.

Registered Address means, in relation to a Scheme Shareholder, their address as shown in the ABB Grain Register as at the Record Date.

RFDS means the Australian Council of the Royal Flying Doctor Service of Australia ACN 004 213 067.

Scheme means this scheme of arrangement, subject to any alterations or conditions (whether proposed by a party or required by the Court) which are agreed in writing by ABB Grain and Viterra.

Scheme Booklet means the explanatory statement (in two parts) to be approved by the Court and despatched by ABB Grain to holders of ABB Grain Shares, amongst others, and which includes this Scheme and an explanatory statement under section 412 of the Corporations Act.

Scheme Consideration means the consideration to be provided by Viterra and Viterra Australia to the Scheme Shareholders in consideration for the transfer of the Scheme Shares to Viterra Australia pursuant to this Scheme, as provided for under clause 5.

Scheme Share means an ABB Grain Share on issue as at the Record Date.

Scheme Shareholder means a person who is registered in the ABB Grain Register as the holder of ABB Grain Shares at the Record Date.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Standard Consideration means the consideration described in clause 5.2.

Subscription Receipt Agreement means the agreement between Viterra, TD Securities Inc., Genuity Capital Markets and Computershare Trust Company of Canada dated 13 May 2009.

Subscription Receipt Escrow Account means the escrow account operated under the Subscription Receipt Agreement by Computershare Trust Company of Canada.

Total Scheme Consideration has the meaning given in clause 5.12.

Viterra Australia means Viterra Australia Pty Ltd ACN 137 192 753 c/- Moore Stephens, Level 7, 20 Hunter Street, Sydney, New South Wales, Australia, a wholly-owned subsidiary of Viterra.

Viterra means Viterra Inc. of 2625 Victoria Avenue, Regina, Saskatchewan, Canada.

Viterra Register means the register of shareholders of Viterra.

Viterra Share means a common share in the share capital of Viterra.

1.2 Interpretation

In this Scheme, unless a contrary intention appears:

(a) words or expressions importing the singular include the plural and vice versa;

(b) words or expressions importing a gender include any gender;

(c) words or expressions denoting individuals include corporations, firms, unincorporated bodies, government authorities and instrumentalities;

(d) a reference to a party to a document includes that party's successors and permitted assigns;

(e) where a word or expression is defined or given meaning, another grammatical form of that word or expression has a corresponding meaning;

(f) any heading, index, table of contents or marginal note is for convenience only and does not affect the interpretation of this Scheme;

(g) a provision of this Scheme shall not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this Scheme or that provision;

(h) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Scheme;

(i) any recital, schedule or annexure forms part of this document and has effect as if set out in full in the body of this document;

(j) a reference to legislation or a provision of legislation includes:

(i) all regulations, orders or instruments issued under the legislation or provision; and

(ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

(k) references to "include", "including" or any variation thereof are to be construed without limitation;

(l) a reference to "$" or "dollar" is a reference to Australian currency;

(m) where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day; and

(n) reference to time is to that time in Adelaide, Australia.

2 Preliminary

(a) ABB Grain is a public company registered in South Australia and is limited by shares. ABB Grain is admitted to the official list of the ASX and ABB Grain Shares are officially quoted on the ASX.

(b) As at the date of the Scheme Booklet:

(i) 172,802,130 ABB Grain Shares were on issue; and

(ii) 936,740 ABB Grain Options were on issue.

(c) Viterra Australia is a proprietary company registered in Victoria, Australia and is limited by shares. Viterra Australia is a wholly-owned subsidiary of Viterra, a company incorporated under Canadian law.

(d) ABB Grain, Viterra and Viterra Australia have agreed by entering into the Implementation Agreement to implement the Scheme.

(e) If the Scheme becomes Effective and is implemented, each of the following will occur:

(i) all of the Scheme Shares will be transferred to Viterra Australia and ABB Grain will become a wholly-owned subsidiary of Viterra Australia; and

(ii) in consideration of the transfer of the Scheme Shares to Viterra Australia, Viterra and Viterra Australia will provide or procure the provision of the Scheme Consideration to the Scheme Shareholders in accordance with this Scheme.

(f) Viterra and Viterra Australia have each agreed by executing the Deed Poll to provide or procure the provision of the Scheme Consideration to Scheme Shareholders in accordance with this Scheme and take the other actions attributed to it under this Scheme and the Implementation Agreement.

3 Conditions Precedent

3.1 Conditions Precedent

This Scheme is conditional on:

(a) all of the conditions precedent set out in clause 2.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement; and

(b) such other conditions as may be imposed by the Court under section 411(6) of the Corporations Act and agreed to by ABB Grain and Viterra having been satisfied.

3.2 Certificate

At or before the Court hearing on the Second Court Date, ABB Grain and Viterra will each provide the Court with a certificate, or such other evidence as the Court requests, confirming whether or not all of the conditions precedent set out in clause 2.1 of the Implementation Agreement have been satisfied or waived in accordance with the terms of the Implementation Agreement. Where the certificates disclose that any of those conditions precedent has been satisfied or waived in accordance with the terms of the Implementation Agreement, they will constitute conclusive evidence of the satisfaction or waiver of the condition (as the case may be).

3.3 Lapse of Scheme

The Scheme will lapse and be of no further force or effect if the Implementation Agreement is terminated in accordance with its terms, or if the Effective Date does not occur by the End Date, or if the conditions referred to in clause 3.1 are not satisfied or, if capable of waiver, waived by the End Date, in which event ABB Grain, Viterra and Viterra Australia are each released from:

(a) any further obligation to take steps to implement this Scheme; and

(b) any liability with respect to this Scheme.

4 Implementation of the Scheme

4.1 Lodgement of Scheme Orders

ABB Grain must lodge the orders of the Court approving this Scheme with ASIC as soon as practicable and, in any event, by no later than 5.00 p.m. on the first Business Day following the date on which the Court approves the Scheme (or such other Business Day as ABB Grain and Viterra agree). This Scheme will become effective on and from the date of lodgement of the orders.

4.2 Acquisition of ABB Grain by Viterra Australia

(a) On the Implementation Date (subject to clauses 4.2(c) and 5.8(a)), Viterra and Viterra Australia must provide or procure the provision of the Scheme Consideration to the Scheme Shareholders in accordance with clause 5.

Appendix 2 – Scheme of Arrangement continued

(b) All of the Scheme Shares, together with all rights and entitlements attaching to those shares at the Implementation Date, will be transferred to Viterra Australia without the need for any further act by any Scheme Shareholder by:

(i) ABB Grain delivering on the Implementation Date to the Escrow Agent duly completed and executed share transfer form or forms (executed by ABB Grain acting as the attorney and agent of each Scheme Shareholder under clause 7.6(b)) in respect of all of the Scheme Shares in favour of Viterra Australia as transferee (which may be a master transfer of all or part of the Scheme Shares);

(ii) subject to the determination to pay the ABB Grain Special Dividend not having been revoked, the Escrow Agent delivering, on the direction of ABB Grain, such transfer form or forms (as the case may be) to Viterra Australia on the date by which:

(A) Viterra Australia has paid the aggregate amount of the cash component of the Scheme Consideration into the trust account in accordance with clause 5.8(a)(i); and

(B) the Viterra Shares and Viterra Shares in the form of CDIs have been issued to Scheme Shareholders entitled to receive them and the Nominee in accordance with this Scheme (and relevant registers have been updated to record their issuance);

(iii) Viterra Australia duly executing such transfer form or forms as transferee and delivering it or them to ABB Grain for registration; and

(iv) ABB Grain promptly procuring that the name of Viterra Australia is entered in the ABB Grain Register as the holder of all of the Scheme Shares.

(bb) ABB Grain must direct the Escrow Agent to deliver the transfer form or forms (as the case may be) to Viterra Australia promptly following the occurrence of the matters referred to in sub-paragraphs (A) and (B) of clause 4.2(b)(ii).

(c) Notwithstanding any other provision of this Scheme (including clause 5.8), while:

(i) Viterra Shares and Viterra Shares in the form of CDIs forming part of the Scheme Consideration must be issued (and relevant registers updated to record their issuance) on the Implementation Date; and

(ii) the aggregate cash forming part of the Scheme Consideration must be paid into the trust account referred to in clause 5.8(a)(i) in accordance with that clause,

any requirements under clause 5 for the sending of cheques, share certificates, holding statements or allotment advices or making cash payments by electronic means may be satisfied within 10 Business Days after the Implementation Date (and requirements relating to the Cash Out Facility must be satisfied within the time periods set out in clause 5.7).

4.3 Ring-fencing of dividend funds

On or before the Business Day before the Implementation Date, ABB Grain must deposit an amount equal to the total amount payable by ABB Grain in respect of the ABB Grain Special Dividend in cleared funds into the bank account referred to in clause 5.8(a)(i) to be held by ABB Grain on trust for the shareholders entitled to be paid the ABB Grain Special Dividend. Any interest on the amount deposited shall be to the account of ABB Grain.

5 Scheme Consideration

5.1 Election procedure

(a) A Scheme Shareholder who wishes to receive Standard Consideration and to receive the Viterra Shares comprised in that consideration in the form of CDIs does not need to make an election under this clause 5.1. Each such Scheme Shareholder will be deemed to have elected that form of consideration under clause 5.1(e).

(b) Subject to the remaining provisions of this clause 5.1, each Scheme Shareholder will be entitled to elect to receive as consideration for the transfer of its Scheme Shares to Viterra Australia under this Scheme one of the following forms of consideration:

(i) Standard Consideration with the Viterra Shares comprised in that consideration being issued to the Scheme Shareholder as opposed to CDN;

(ii) Maximum Cash Consideration; or

(iii) Maximum Scrip Consideration,

by completing the Election Form and returning it to the address specified in the Election Form so that it is received by the Election Date.

(c) An Ineligible Foreign ABB Grain Shareholder may not make any election pursuant to this clause 5 and any election purportedly made by it will be invalid. Ineligible Foreign ABB Grain Shareholders will be deemed to have elected Standard Consideration and the scrip consideration component of their Standard Consideration will be dealt with in accordance with clauses 5.6 and 5.7.

(d) An election (other than a deemed election) under this clause 5.1 must be made in accordance with the terms and conditions on the Election Form.

(e) A Scheme Shareholder (other than an Ineligible Foreign ABB Grain Shareholder) who does not validly elect a form of consideration will be deemed to have elected to receive Standard Consideration and to hold the Viterra Shares comprised in that consideration in the form of CDIs.

(f) A Scheme Shareholder who elects to receive Maximum Scrip Consideration will be entitled (by completing the relevant part of the Election Form) to elect to hold the Viterra Shares

comprised in that consideration directly or in the form of CDIs. In the absence of such an election, the Scheme Shareholder will be deemed to have elected to hold the Viterra Shares comprised in the consideration in the form of CDIs.

(g) A Scheme Shareholder who elects Maximum Cash Consideration may elect (by completing the relevant part of the Election Form):

(i) to be issued any scrip component of the Scheme Consideration to which it becomes entitled in consequence of the pro rating of the Available Cash Consideration under clause 5.3 in the form of Viterra Shares;

(ii) to be issued any scrip component of the Scheme Consideration to which it becomes entitled in consequence of the pro rating of the Available Cash Consideration under clause 5.3 in the form of CDIs; or

(iii) to have such scrip component of the Scheme Consideration sold on its behalf pursuant to the Cash Out Facility.

A Scheme Shareholder who elects Maximum Cash Consideration but does not make an election referred to in sub-paragraph (i), sub-paragraph (ii) or sub-paragraph (iii) will be deemed to have made the election referred to in sub-paragraph (iii).

(h) Subject to clause 5.1(i), an election made or deemed to be made by a Scheme Shareholder under this clause 5.1 will be deemed to apply in respect of the Scheme Shareholder's entire registered holding of Scheme Shares at the Record Date, regardless of whether the Scheme Shareholder's holding of Scheme Shares at the Record Date is greater or less than the Scheme Shareholder's holding at the time it made its election.

(i) A Scheme Shareholder who is noted on the ABB Grain Register as holding one or more parcels of ABB Grain Shares as trustee or nominee for, or otherwise on account of, another person, may make separate elections under this clause 5.1 in relation to each of those parcels of ABB Grain Shares (subject to it providing to ABB Grain and Viterra any substantiating information they reasonably require), and an election made in respect of any such parcel, or an omission to make an election in respect of any such parcel, will not be taken to extend to the other parcels.

(j) A Scheme Shareholder may vary any election made by it under this clause 5.1 by lodging a replacement Election Form by the Election Date.

(k) Subject to clause 5.1(l), an election which is not made or deemed to have been made in accordance with this clause 5.1 will not be a valid election for the purpose of this Scheme and will not be recognised by ABB Grain, Viterra Australia or Viterra for any purpose.

(l) ABB Grain may, with the agreement of Viterra, settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any election, and any such decision will be conclusive and binding on ABB Grain, Viterra, Viterra Australia and the relevant Scheme Shareholder.

5.2 Standard Consideration

If a Scheme Shareholder elects or is deemed to have elected to receive Standard Consideration then, subject to clauses 5.5, 5.6 and 5.7, the Scheme Shareholder will be entitled to receive for each Scheme Share held by that Scheme Shareholder at the Record Date:

(a) $4.35 cash; and

(b) 0.4531 Viterra Shares or 0.4531 Viterra Shares in the form of CDIs, according to the election or deemed election of the Scheme Shareholder under clause 5.1.

5.3 Maximum Cash Consideration

(a) If a Scheme Shareholder elects to receive Maximum Cash Consideration, the Scheme Shareholder will be entitled to receive for the Scheme Shares held by that Scheme Shareholder at the Record Date:

(i) if the Available Cash Consideration is not required by clause 5.3(b) to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration – $8.70 cash per Scheme Share; and

(ii) if the Available Cash Consideration is required by clause 5.3(b) to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration:

(A) $8.70 cash per Scheme Share in respect of a number of its Scheme Shares calculated as follows (which may include any fraction of a Scheme Share arising from the calculation):

A x B/C

Where:

A = the number of Scheme Shares held by the Scheme Shareholder at the Record Date;

B = the Available Cash Consideration; and

C = the amount determined by multiplying $8.70 by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Cash Consideration; and

(B) subject to any election to participate in the Cash Out Facility under clause 5.1(g)(iii), 0.9062 Viterra Shares per Scheme Share or 0.9062 Viterra Shares in the form of CDIs per Scheme Share, according to the election of the Scheme Shareholder under clause 5.1(g)(i) or 5.1(g)(ii) (as the case may be), in respect of the balance of its holding of Scheme Shares (which balance may include any fraction of a Scheme Share arising from the creation of a fraction under sub-paragraph (A)).

Appendix 2 – Scheme of Arrangement continued

(b) For the purpose of this clause 5.3, the Available Cash Consideration is required to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration if the amount determined by multiplying $8.70 by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Cash Consideration exceeds the Available Cash Consideration.

5.4 Maximum Scrip Consideration

(a) If a Scheme Shareholder elects to receive Maximum Scrip Consideration then, subject to clauses 5.5, 5.6 and 5.7, the Scheme Shareholder will be entitled to receive for the Scheme Shares held by that Scheme Shareholder at the Record Date:

(i) if the Available Scrip Consideration is not required to be pro rated by clause 5.4(b) amongst Scheme Shareholders who elect Maximum Scrip Consideration – 0.9062 Viterra Shares per Scheme Share or 0.9062 Viterra Shares in the form of CDIs per Scheme Share, according to the election or deemed election of that Scheme Shareholder under clause 5.1(f); and

(ii) if the Available Scrip Consideration is required by clause 5.4(b) to be pro rated amongst Scheme Shareholders who elect Maximum Scrip Consideration:

(A) 0.9062 Viterra Shares per Scheme Share or 0.9062 Viterra Shares in the form of CDIs per Scheme Share (according to the election or deemed election of that Scheme Shareholder under clause 5.1(f)) in respect of a number of its Scheme Shares calculated as follows (which may include any fraction of a Scheme Share arising from the calculation):

A x B/C

Where:

A = the number of Scheme Shares held by the Scheme Shareholder at the Record Date;

B = the Available Scrip Consideration; and

C = the amount determined by multiplying 0.9062 by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Scrip Consideration; and

(B) $8.70 per Scheme Share in respect of the balance of its holding of Scheme Shares (which balance may include any fraction of a Scheme Share arising from the creation of a fraction under sub-paragraph (A)).

(b) For the purpose of this clause 5.4, the Available Scrip Consideration is required to be pro rated amongst Scheme Shareholders who elect Maximum Scrip Consideration if the number of Viterra Shares determined by multiplying 0.9062 Viterra Shares by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Scrip Consideration exceeds the Available Scrip Consideration.

5.5 Fractions

(a) Any entitlement of a Scheme Shareholder under this Scheme (including under clause 5.3(a)(ii)(B) or clause 5.4(a)(ii)(A)) to be issued a fraction of a Viterra Share or a fraction of a Viterra Share in the form of a CDI will be rounded down to the nearest whole number of Viterra Shares or CDIs (as the case may be).

(b) Fractions of Viterra Shares or fractions of Viterra Shares in the form of CDIs which a Scheme Shareholder would have been entitled to be issued but for an election under clause 5.1(g)(iii) or but for clause 5.6 will be rounded down to the nearest whole number of Viterra Shares or CDIs (as the case may be), including for the purposes of calculating the Scheme Shareholder's cash entitlement under clause 5.7(c)(ii)(A).

(c) The total amount of Viterra Shares represented by all fractions of Viterra Shares and CDIs which, but for clauses 5.5(a) or 5.5(b), Scheme Shareholders would have been entitled to under this Scheme must be dealt with in accordance with clause 5.7.

(d) Any cash amount payable to a Scheme Shareholder under this Scheme must be rounded to the nearest whole cent.

5.6 Ineligible Foreign ABB Grain Shareholders

Viterra will be under no obligation to issue, and must not issue, any Viterra Shares under this Scheme to any Ineligible Foreign ABB Grain Shareholder or to CDN in respect of any Ineligible Foreign ABB Grain Shareholder and, instead, must procure that those Viterra Shares (including fractions of Viterra Shares) which, but for this clause 5.6, would be required to be so issued are dealt with on behalf of the Ineligible Foreign ABB Grain Shareholders in accordance with clause 5.7.

5.7 Cash Out Facility

(a) Viterra Shares that:

(i) but for an election under clause 5.1(g)(iii), would have been issued to a Scheme Shareholder or CDN in respect of a Scheme Shareholder (rounded down to the nearest whole number in accordance with clause 5.5(b)); or

(ii) are required to be dealt with under this clause by clause 5.5(c); or

(iii) are required to be dealt with under this clause by clause 5.6 (rounded down to the nearest whole number in accordance with clause 5.5(b)),

must be issued by Viterra to the Nominee on the Implementation Date (rounded down, if necessary, to the nearest whole number) (together, the **Cash Out Securities**) and subsequently sold in accordance with the remaining provisions of this clause 5.7.

(b) The Cash Out Facility will only be available in respect of Viterra Shares issued to the Nominee in the circumstances referred to in clause 5.7(a). Any purported election by a Scheme Shareholder to participate in the Cash Out Facility in any other circumstance will be invalid and not recognised for any purpose.

(c) Viterra must procure that:

(i) as soon as practicable and, in any event, not more than 15 Business Days after the Implementation Date, the Nominee sells the Cash Out Securities in such manner, at such price or prices and on such other terms as the Nominee determines in good faith; and

(ii) promptly after the last sale of Viterra Shares in accordance with clause 5.7(c)(i), the Nominee:

(A) pays to each Cash Out Scheme Shareholder (in accordance with this clause 5.7, including clause 5.7(d)) an amount calculated as follows:

A x B/C

Where:

A = the gross proceeds of sale of the Cash Out Securities (less any applicable taxes and charges, other than brokerage incurred by the Nominee in connection with the sales) (**Net Proceeds of Sales**);

B = the number of Viterra Shares issued to the Nominee under clause 5.7(a)(i) and/or 5.7(a)(iii) (as applicable) in respect of that Cash Out Scheme Shareholder; and

C = the total number of Viterra Shares issued to the Nominee under clause 5.7(a),

provided that the amount payable to a Cash Out Scheme Shareholder who is an Ineligible Foreign ABB Grain Shareholder or a Large Cash Out Shareholder shall be reduced by a pro rata amount of the brokerage paid by the Nominee in relation to the sale of Viterra Shares issued to the Nominee under clauses 5.7(a)(i) and 5.7(a)(iii) attributable to Ineligible Foreign ABB Grain Shareholders and Large Cash Out Shareholders (and the total amount so reduced shall be applied in payment of that brokerage); and

(B) pays to the RFDS the balance of the Net Proceeds of Sales.

(d) Viterra must procure that the Nominee makes payments to Cash Out Scheme Shareholders under clause 5.7(c) by sending cheques in Australian currency drawn on an Australian bank for the relevant amounts to the Cash Out Scheme Shareholders or, where a Cash Out Scheme Shareholder has made an Electronic Payment Election, by paying the relevant amount in Australian currency by electronic means in accordance with that election.

(e) Payment of an amount to a Cash Out Scheme Shareholder in accordance with this clause 5.7 will be in full satisfaction of the obligations of Viterra and Viterra Australia to the Cash Out Scheme Shareholder under the Scheme in respect of the scrip component of that Cash Out Scheme Shareholder's Scheme Consideration.

(f) If Viterra receives professional advice that any withholding or other tax is required by law to be withheld from any such payment, Viterra must procure that the Nominee withholds the relevant amount before making the payment to the Cash Out Scheme Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme including clause 5.7(c)(ii)(A)). Viterra must procure that any amount so withheld is paid to the relevant taxation authorities within the time permitted by law, and that a receipt or other appropriate evidence of such payment is promptly provided to the relevant Cash Out Scheme Shareholder.

(g) None of ABB Grain, Viterra, Viterra Australia or the Nominee gives any assurance as to the price that will be achieved for the sale of Viterra Shares by the Nominee. The sale of Viterra Shares under this clause 5.7 will be at the risk of the Cash Out Scheme Shareholder.

(h) Each Cash Out Scheme Shareholder appoints ABB Grain as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Nominee is required to provide to Cash Out Scheme Shareholders under the Corporations Act.

Appendix 2 – Scheme of Arrangement continued

5.8 Provision of Scheme Consideration

Subject to clause 4.2(c), the obligations of Viterra and Viterra Australia under this Scheme to provide the Scheme Consideration to Scheme Shareholders will be satisfied:

(a) in the case of the cash component of the Scheme Consideration – by:

(i) Viterra Australia:

(A) (other than to the extent that funds are to be provided from the Subscription Receipt Escrow Account) on the Business Day before the Implementation Date, depositing an amount equal to the aggregate amount of the cash component of the Scheme Consideration in cleared funds into an Australian dollar denominated account with an Australian bank in the name of ABB Grain, to be held on trust by ABB Grain for the Scheme Shareholders, except that any interest on the amount deposited (less bank fees and other charges) shall be to the account of Viterra Australia; and

(B) (to the extent that funds are to be provided from the Subscription Receipt Escrow Account) as soon as practicable after funds become available from the Subscription Receipt Escrow Account (and Viterra and Viterra Australia must take all steps to obtain such funds as soon as possible in accordance with clause 3.2 of the Subscription Receipt Agreement), depositing the balance of the cash component of the Scheme Consideration in cleared funds into the account referred to in clause 5.8(a)(i)(A);

(ii) subject to Viterra Australia having complied with clause 5.8(a)(i), ABB Grain procuring that:

(A) a cheque is sent for the relevant amount to each Scheme Shareholder who is entitled to the cash component of the Scheme Consideration under this clause 5; or

(B) where a Scheme Shareholder has made an Electronic Payment Election, payment is made by electronic means in accordance with that election;

(b) in the case of Viterra Shares which are required to be issued to Scheme Shareholders under this clause 5 – by Viterra procuring that:

(i) the name and address of each such Scheme Shareholder is entered into the Viterra Register on the Implementation Date in respect of the Viterra Shares to which it is entitled under this clause 5; and

(ii) a share certificate is sent to the Registered Address of each such Scheme Shareholder representing the number of Viterra Shares issued to the Scheme Shareholder pursuant to this Scheme;

(c) in the case of Viterra Shares in the form of CDIs which are required to be issued to Scheme Shareholders under this clause 5 – by Viterra:

(i) issuing to CDN to be held on trust that number of Viterra Shares that will enable CDN to issue CDIs as envisaged by sub-paragraph (iii) below on the Implementation Date;

(ii) procuring that the name and address of CDN is entered into the Viterra Register in respect of those Viterra Shares on the Implementation Date and that a share certificate in the name of CDN representing those Viterra Shares is sent to CDN;

(iii) procuring that on the Implementation Date CDN issues to each such Scheme Shareholder the number of CDIs to which it is entitled under this clause 5;

(iv) procuring that on the Implementation Date the name of each such Scheme Shareholder is entered in the records maintained by CDN as the holder of the CDIs issued to that Scheme Shareholder on the Implementation Date;

(v) in the case of each such Scheme Shareholder who held ABB Grain Shares on the CHESS subregister – procuring that the CDIs are held on the CHESS subregister on the Implementation Date and sending or procuring the sending of an allotment advice that sets out the number of CDIs issued and procuring that ASX Settlement and Transfer Corporation Pty Ltd will provide at the end of the month of allotment a CDI holding statement confirming the number of CDIs held on the CHESS subregister by that Scheme Shareholder; and

(vi) in the case of each such Scheme Shareholder who held ABB Grain Shares on the issuer sponsored subregister – procuring that the CDIs are held on the issuer sponsored subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each such Scheme Shareholder which sets out the number of CDIs held on the issuer sponsored subregister by that Scheme Shareholder; and

(d) in the case of Viterra Shares to be issued in respect of Scheme Consideration due to Cash Out Scheme Shareholders – by Viterra procuring that:

(i) the name and address of the Nominee is entered into the Viterra Register on the Implementation Date in respect of the Viterra Shares required to be issued to it under this clause 5;

(ii) a share certificate in the name of the Nominee is sent to the Nominee representing the number of Viterra Shares so issued to it; and

(iii) the Nominee sells those Viterra Shares on behalf of the Cash Out Scheme Shareholders, and pays the proceeds in accordance with clause 5.7.

5.9 Status of Viterra Shares

Subject to this Scheme becoming Effective, Viterra must:

(a) issue the Viterra Shares required to be issued by it under this Scheme on terms such that each such Viterra Share will rank equally in all respects with each existing Viterra Share;

(b) ensure that each such Viterra Share is duly issued and is fully paid, non assessable and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the articles of Viterra); and

(c) use all reasonable endeavours to ensure that:

(i) such Viterra Shares are approved for listing and trading on the Toronto Stock Exchange and that trading in them commences on the Toronto Stock Exchange on the first trading day on the Toronto Stock Exchange following the Effective Date (or such later date as the Toronto Stock Exchange or ASX requires); and

(ii) as from the Business Day following the Effective Date (or such later date as the Toronto Stock Exchange or ASX requires) the Viterra Shares in the form of CDIs are listed for quotation on the official list of the ASX initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

5.10 Joint Holders

In the case of joint holders of Scheme Shares:

(a) the Viterra Shares or CDIs representing Viterra Shares to be issued under this Scheme must be issued to and registered in the names of the joint holders;

(b) any cheque required to be sent under this clause 5 must be made payable to the joint holders and sent to the holder whose name appears first in the ABB Grain Register on the Record Date; and

(c) any other document required to be sent under this clause 5 must be forwarded to the holder whose name appears first in the ABB Grain Register on the Record Date.

5.11 Binding Instructions

Any binding instructions relating to ABB Grain Shares between ABB Grain and a Scheme Shareholder who receives Viterra Shares or Viterra Shares in the form of CDIs (including, without limitation, any instructions relating to communications from ABB Grain) will from the Implementation Date be deemed, by reason of this Scheme, to be a similarly binding instruction to and accepted by Viterra in respect of Viterra Shares or Viterra Shares in the form of CDIs until that instruction is revoked or amended in writing addressed to Viterra at its share registry (unless such an instruction would not be recognised under Canadian law or Viterra's constituent documents).

5.12 Total Scheme Consideration

To avoid doubt and notwithstanding any other provision of this Scheme, no more than a total of $1,127,533,898 and a total of 78,296,645 Viterra Shares and/or CDIs (together **Total Scheme Consideration**) shall be provided by Viterra and Viterra Australia as Scheme Consideration, and if for any reason a greater total amount or total number of Viterra Shares and/or CDIs would (but for this clause 5.12) be required to be provided by Viterra or Viterra Australia under this Scheme, the requirement(s) for provision of the same shall be reduced (in such manner as ABB Grain and Viterra consider equitable) to ensure that no more than the Total Scheme Consideration is provided.

6 Dealings in ABB Grain Shares

6.1 Dealings in ABB Grain Shares by Scheme Shareholders

(a) For the purpose of establishing who is a Scheme Shareholder, dealings in ABB Grain Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the ABB Grain Register as the holder of the relevant ABB Grain Shares by the Record Date; and

(ii) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the ABB Grain Register is kept by the Election Date.

(b) ABB Grain must register transfers or transmission applications of the type referred to in clause 6.1(a)(ii) by the Election Date.

(c) Subject only to clause 6.1(a)(i), ABB Grain will not accept for registration or recognise for any purpose any transmission application or transfer in respect of ABB Grain Shares received after the Election Date (except pursuant to clause 4.2 or any subsequent transfer by Viterra Australia).

Appendix 2 – Scheme of Arrangement continued

6.2 ABB Grain Register

(a) For the purpose of determining entitlements to Scheme Consideration, ABB Grain must, until the Scheme Consideration has been provided in accordance with this Scheme, maintain or procure the maintenance of the ABB Grain Register in accordance with the provisions of this clause 6 and the ABB Grain Register in this form will solely determine entitlements to Scheme Consideration.

(b) As from the Record Date, each entry current at that time in the ABB Grain Register in relation to the Scheme Shares will cease to be of any effect other than as evidence of entitlement to the Scheme Consideration in accordance with this Scheme in respect of the Scheme Shares relating to that entry.

6.3 Certificates and Holding Statements

All certificates and statements of holding for Scheme Shares held by Scheme Shareholders shall, following the Record Date, cease to have any effect as documents of title in respect of such Scheme Shares.

6.4 Provision of Information

As soon as practicable after the Record Date and in any event at least one Business Day before the Implementation Date, ABB Grain will ensure that details of the names, Registered Addresses and holdings of Scheme Shares for each Scheme Shareholder are made available to Viterra in such form as Viterra may reasonably require.

6.5 Quotation of ABB Grain Shares

(a) It is expected that suspension of trading in ABB Grain Shares on the ASX will occur from the Close of Trading.

(b) At a time after the Implementation Date to be determined by Viterra, ABB Grain will apply:

(i) for termination of the official quotation of ABB Grain Shares on ASX; and

(ii) to have itself removed from the official list of ASX.

7 General provisions

7.1 Effect of Scheme

Each Scheme Shareholder acknowledges that this Scheme binds ABB Grain and all of the holders for the time being of ABB Grain Shares (including those who do not attend the members' meeting of ABB Grain to approve the Scheme or do not vote at that meeting or who vote against the Scheme at that meeting) and, to the extent permitted by law, overrides the constitution of ABB Grain.

7.2 Agreements by Scheme Shareholders

(a) Each Scheme Shareholder agrees to:

(i) the transfer of its Scheme Shares to Viterra Australia in accordance with this Scheme; and

(ii) any variation, cancellation or modification of the rights attached to their ABB Grain Shares constituted by or resulting from this Scheme.

(b) Each Scheme Shareholder who is issued Viterra Shares under this Scheme agrees to become a shareholder of Viterra in respect of those Viterra Shares and to be bound by the articles and by laws of Viterra.

(c) Each Scheme Shareholder who is issued CDIs representing Viterra Shares under this Scheme agrees to become a holder of CDIs representing Viterra Shares.

(d) Each Scheme Shareholder who is a Cash Out Scheme Shareholder agrees and acknowledges that the payment to it of an amount in accordance with clause 5.7 constitutes the satisfaction in full of its entitlement in and to the scrip component of its Scheme Consideration.

7.3 Warranties by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Viterra and Viterra Australia, and appointed and authorised ABB Grain as its attorney and agent to warrant to Viterra and Viterra Australia, that their Scheme Shares will, at the date of transfer of them to Viterra Australia, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, including any restrictions on transfer, and that they have full power and capacity to sell and to transfer their Scheme Shares to Viterra Australia under the Scheme. ABB Grain undertakes that it will provide such warranty to Viterra and Viterra Australia as agent and attorney of each Scheme Shareholder.

7.4 Pending registration of transfers

From the Effective Date, pending the registration of Viterra Australia in the ABB Grain Register as the holder of the Scheme Shares, Viterra Australia will be beneficially entitled to the Scheme Shares transferred to it under this Scheme and each Scheme Shareholder is deemed to have irrevocably appointed Viterra Australia as attorney and agent (and directed Viterra Australia in each capacity) to appoint any officer or agent nominated by Viterra Australia as its sole proxy and, where appropriate, its corporate representative, to attend shareholders' meetings, exercise the votes attached to the Scheme Shares registered in their name and sign any shareholders' resolution (and each Scheme Shareholder acknowledges and agrees that as a result of such appointment they must not themselves attend or vote at any meetings or sign any resolutions, whether in person or by proxy or corporate representative).

7.5 Stamp Duty

Viterra Australia must pay all stamp duty (if any) and any related fines and penalties payable in connection with the transfer of the Scheme Shares under this Scheme.

7.6 Authority to ABB Grain

(a) Each Scheme Shareholder consents to ABB Grain doing all acts and things as may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

(b) Each Scheme Shareholder, without the need for any further act, irrevocably appoints ABB Grain and each of its directors and officers (jointly and severally) as its agent and attorney for the purpose of:

(i) executing any document or doing any other act necessary or expedient to give effect to the terms of this Scheme and the transactions contemplated by it including the provision of a proper instrument of transfer in respect of Scheme Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all or part of the Scheme Shares); and

(ii) enforcing the Deed Poll against Viterra or Viterra Australia.

ABB Grain undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Viterra and Viterra Australia on behalf of and as agent and attorney for each Scheme Shareholder.

7.7 Further Assurance

ABB Grain will execute all documents and do all acts and things as may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

7.8 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, ABB Grain may consent on behalf of all persons concerned, by its counsel, to those alterations or conditions to which Viterra and Viterra Australia have consented in writing.

7.9 Definition of 'sending'

For the purpose of clause 5, the word "send" (or any variant thereof) means:

(a) sending by ordinary pre-paid post or courier to the Registered Address of the Scheme Shareholder; or

(b) delivering to that address by any other means at no cost to the recipient.

7.10 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to ABB Grain, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at the registered office of ABB Grain.

7.11 Governing Law

(a) This Scheme is governed by the laws of South Australia.

(b) Each of ABB Grain, Viterra and Viterra Australia and the holders of ABB Grain Shares irrevocably and unconditionally submits, in connection with this Scheme, to the non-exclusive jurisdiction of the Court and any courts which have jurisdiction to hear appeals from the Court and waives any right to object to any proceedings being brought in these courts.

Appendix 3
Deed Poll



DATE 29 July 2009

BY **VITERRA INC.** of 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, Canada (**Viterra**); and

VITERRA AUSTRALIA PTY LTD ACN 137 192 753 c/– Moore Stephens, Level 7, 20 Hunter Street, Sydney, New South Wales, Australia (**Viterra Australia**).

IN FAVOUR OF: Each holder of ordinary shares in **ABB GRAIN LTD** ABN 59 084 962 130 (**ABB Grain**) as at the Record Date (**Scheme Shareholders**).

RECITALS

A ABB Grain, Viterra and Viterra Australia have entered into the Implementation Agreement with respect to the Scheme and associated matters.

B Viterra and Viterra Australia are entering into this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform the obligations attributed to them under the Scheme.

OPERATIVE PART

1 Definitions and Interpretation

1.1 Definitions

In this deed poll:

(a) **Implementation Agreement** means the implementation agreement entered into between ABB Grain, Viterra and Viterra Australia on 19 May 2009; and

(b) terms defined in the Implementation Agreement or the Scheme have the same meaning when used in this deed poll.

1.2 Interpretation

In this deed poll, unless a contrary intention appears:

(a) words or expressions importing the singular include the plural and vice versa;

(b) words or expressions importing a gender include any gender;

(c) words or expressions denoting individuals include corporations, firms, unincorporated bodies, government authorities and instrumentalities;

(d) a reference to a party to a document includes that party's successors and permitted assigns;

(e) where a word or expression is defined or given meaning, another grammatical form of that word or expression has a corresponding meaning;

(f) any heading, index, table of contents or marginal note is for convenience only and does not affect the interpretation of this deed poll;

(g) a provision of this deed poll shall not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this deed poll or that provision;

(h) a reference to this deed poll includes this deed poll as amended, varied, novated, supplemented or replaced from time to time;

(i) a reference to a clause is a reference to a clause of this deed poll;

(j) the recitals form part of this document and have effect as if set out in full in the body of this deed poll;

(k) a reference to legislation or a provision of legislation includes:

  (i) all regulations, orders or instruments issued under the legislation or provision; and

  (ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

(l) references to "include", "including" or any variation thereof are to be construed without limitation; and

(m) a reference to any time is a reference to that time in Adelaide, Australia.

2 Nature of deed poll

Each of Viterra and Viterra Australia acknowledges and agrees that:

(a) this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b) under the Scheme, each Scheme Shareholder irrevocably appoints ABB Grain and each of its directors and officers (jointly and severally) as its agent and attorney to enforce this deed poll against Viterra and Viterra Australia.

3 Conditions

3.1 Conditions

The obligations of each of Viterra and Viterra Australia under clause 4 are subject to the Scheme becoming Effective.

3.2 Termination

Unless ABB Grain and Viterra agree otherwise, the obligations of each of Viterra and Viterra Australia under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect if:

(a) the Implementation Agreement is terminated in accordance with its terms; or

(b) the Scheme does not become Effective by the End Date.

Appendix 3 – Deed Poll continued

3.3 Consequences of termination

If this deed poll is terminated under clause 3.2, then in addition and without prejudice to any other available rights, powers or remedies:

(a) Viterra and Viterra Australia are released from their obligations to further perform this deed poll except those obligations contained in clause 8.1; and

(b) each Scheme Shareholder retains the rights they have against each of Viterra and Viterra Australia in respect of any breach of this deed poll by Viterra or Viterra Australia which occurs before this deed poll is terminated.

4 Obligation to pay Scheme Consideration

4.1 Obligation to provide Scheme Consideration and other matters

Subject to clause 3, each of Viterra and Viterra Australia undertakes in favour of each Scheme Shareholder to:

(a) provide or procure the provision of the Scheme Consideration to each Scheme Shareholder; and

(b) undertake all other actions attributed to it under the Scheme,

subject to and in accordance with the Scheme.

4.2 Status of Viterra Shares

Viterra undertakes in favour of each Scheme Shareholder that the Viterra Shares which are issued to Scheme Shareholders and to CDN in accordance with the Scheme will:

(a) rank equally in all respects with the existing Viterra Shares; and

(b) be duly issued and fully paid, non assessable and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the articles of Viterra).

5 Representations and Warranties

(a) Viterra represents and warrants that:

(i) it is a corporation duly incorporated, validly existing and in good standing under the laws of Canada;

(ii) the entering into and performance of this deed poll by Viterra has been properly authorised by all necessary corporate action and Viterra has full corporate power to enter into and perform this deed poll; and

(iii) this deed poll constitutes legal, valid and binding obligations on Viterra.

(b) Viterra Australia represents and warrants that:

(i) Viterra Australia is a corporation limited by shares under the Corporations Act;

(ii) the entering into and performance of this deed poll by Viterra Australia has been properly authorised by all necessary corporate action and Viterra Australia has full corporate power to enter into and perform this deed poll; and

(iii) this deed poll constitutes legal, valid and binding obligations on Viterra Australia.

6 Continuing obligations

This deed poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a) each of Viterra and Viterra Australia having fully performed its obligations under this deed poll; or

(b) the termination of this deed poll under clause 3.2.

7 Further assurances

Each of Viterra and Viterra Australia will do all things and execute all deeds, instruments, transfers or other documents and do all acts or things as may be necessary or desirable to give full effect to the provisions of this deed poll and the transactions contemplated by it.

8 General

8.1 Stamp duty

Viterra and Viterra Australia must:

(a) pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this deed poll or the steps to be taken under this the deed poll; and

(b) indemnify each Scheme Shareholder against any liability arising from any failure to comply with clause 8.1(a).

8.2 Procurement of performance

Viterra must procure that Viterra Australia performs all obligations which Viterra Australia is required to perform under this deed poll.

8.3 Notices

(a) Without limitation to clause 8.6(d), any notice or other communication to Viterra or Viterra Australia in connection with this deed poll must be in legible writing in English, signed by the person making the communication or its agent and must be given to Viterra or Viterra Australia either by hand delivery, pre-paid post or facsimile, in each case addressed in the manner relevantly described below:

Address: c/– Moore Stephens
Level 7
20 Hunter Street,
Sydney NSW 2000

Facsimile: (02) 9233 4636

With a copy to:

Address: c/– Freehills,
MLC Centre
19 Martin Place
Sydney NSW 2000

Facsimile: (02) 9322 4000

Attention: Nicola Yeomans

(b) Any notice or other communication given in accordance with clause 8.3(a) shall, in the absence of proof of earlier receipt, be deemed to have been duly given as follows:

(i) if delivered by hand, on delivery;

(ii) if sent by pre-paid mail, on the third Business Day after posting; and

(iii) if sent by facsimile, at the local time (in the place of receipt of the fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety.

(c) Any notice given outside Working Hours on a Business Day in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours on the next Business Day in the place to which it is addressed.

8.4 Cumulative rights

The rights, powers and remedies of each of Viterra, Viterra Australia and the Scheme Shareholders under this deed poll are cumulative with and do not exclude the rights, powers or remedies provided by law independently of this deed poll.

8.5 Waiver and variation

(a) A party waives a right under this deed poll only by written notice that it waives that right. A waiver is limited to the specific instance to which it relates and to the specific purpose for which it is given.

(b) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed poll.

(c) A provision of this deed poll may not be varied unless the variation is agreed to by ABB Grain in writing in which event Viterra and Viterra Australia must enter into a further deed poll in favour of the Scheme Shareholders giving effect to such amendment.

8.6 Governing law and jurisdiction

(a) The laws of South Australia govern this deed poll.

(b) Each party submits to the jurisdiction of the courts exercising jurisdiction in South Australia, and any court that may hear appeals from any of those courts, for any proceedings in connection with this deed poll.

(c) Each party irrevocably waives any right it may have to claim that the courts referred to in paragraph (b) are an inconvenient forum.

(d) Viterra irrevocably appoints Freehills of Level 38, MLC Centre, 19 Martin Place, Sydney, New South Wales, Australia to be its agent for the receipt of service of process in connection with this deed poll and agrees that any service document in connection with this deed poll may be effectively served on it by service on its agent.

8.7 Assignment

The rights of a Scheme Shareholder under this deed poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so, without the prior written consent of Viterra Australia.

Appendix 3 – Deed Poll continued

EXECUTED as a deed poll

SIGNED, SEALED AND DELIVERED by **VITERRA INC.** by its authorised signatories:))))

Director	Director/Secretary
Name (BLOCK LETTERS)	Name (BLOCK LETTERS)

EXECUTED by **VITERRA AUSTRALIA PTY LTD** in accordance with section 127(1) of the *Corporations Act* 2001 by:))))

Director	Director/Secretary
Name (BLOCK LETTERS)	Name (BLOCK LETTERS)

Appendix 4
Notice of Scheme Meeting



Appendix 4 – Notice of Scheme Meeting

NOTICE OF COURT ORDERED MEETING OF HOLDERS OF ORDINARY SHARES IN ABB GRAIN LTD ACN 084 962 130

NOTICE IS HEREBY GIVEN that, by an order of the Federal Court of Australia (**Court**) made on 30 July 2009 pursuant to section 411(1) of the Corporations Act, a meeting of the holders of fully paid ordinary shares (**ABB Grain Shareholders**) in ABB Grain Ltd ACN 084 962 130 (**ABB Grain**) will be held at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009 commencing at 11.00am (Adelaide time).

Purpose of the meeting

The purpose of the meeting is to consider and, if thought fit, agree to a scheme of arrangement (with or without modification) proposed to be made between ABB Grain and ABB Grain Shareholders (**Scheme**).

A copy of the Scheme of Arrangement and a copy of the explanatory statement required by section 412 of the Corporations Act in relation to the Scheme are contained in the Scheme Booklet of which this notice of meeting forms part.

Resolution

To consider and, if thought fit, to pass the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act:

"That pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed to be entered into between ABB Grain and the ABB Grain Shareholders, as more particularly set out in the Scheme Booklet of which the notice of this meeting forms part, is agreed to (with or without modification as approved by the Court)."

By order of the Board of

ABB Grain Ltd
Ashley Roff

Company Secretary

30 July 2009

EXPLANATORY NOTES

1 **General:** Capitalised terms used in this notice of meeting (and not otherwise defined in it) have the meanings set out in the Glossary contained in the Scheme Booklet of which this notice forms part.

This notice of meeting should be read in conjunction with the entire Scheme Booklet of which it forms part. The Scheme Booklet contains important information to assist ABB Grain Shareholders in determining how to vote on the proposed resolution.

2 **Required majorities:** In accordance with section 411(4)(a) of the Corporations Act, the resolution to approve the Scheme must be approved by:

(a) unless the Court orders otherwise, a majority in number of ABB Grain Shareholders voting on the resolution (whether in person or by proxy, attorney or corporate representative); and

(b) at least 75% of the total number of votes cast by ABB Grain Shareholders on the resolution (whether in person or by proxy, attorney or corporate representative).

3 **Court approval:** In accordance with section 411(4)(b) of the Corporations Act, the Scheme is also conditional on approval by order of the Court. If the resolution set out in this notice of meeting is passed (with or without modification) in accordance with the requisite majorities set out above and the conditions precedent to the Scheme referred to in Section 1.2 of Part B of this Scheme Booklet are satisfied or, where applicable, waived, ABB Grain intends to apply to the Court for the necessary orders to give effect to the Scheme. The Court has a discretion to approve the Scheme where it is approved by at least 75% of all votes cast on the Scheme Resolution but not by a majority in number of ABB Grain Shareholders voting on the Scheme Resolution: refer section 411(4)(a)(ii)(A) of the Corporations Act.

4 **Voting entitlement:** Each person who is recorded in the ABB Grain Register as the holder of ABB Grain Shares as at 6.30pm (Adelaide time) on 7 September 2009 is entitled to attend and vote at the Scheme Meeting.

5 **How to vote:** Voting at the Scheme Meeting will occur by poll. ABB Grain Shareholders entitled to vote at the Scheme Meeting may vote in one of the following ways:

- by attending the Scheme Meeting and voting in person;
- by appointing a proxy to attend the Scheme Meeting and vote on their behalf, using the Voting Form accompanying the Scheme Booklet;
- by appointing an attorney to attend the Scheme Meeting and vote on their behalf; or
- in the case of bodies corporate, by appointing an authorised corporate representative pursuant to section 250D of the Corporations Act to attend the Scheme Meeting and vote on their behalf.

6 **Attending the Scheme Meeting:** ABB Grain Shareholders or their representatives who plan to attend the Scheme Meeting are asked to arrive at the venue at least 30 minutes prior to the time the Scheme Meeting is to commence, so that their shareholding may be checked against the ABB Grain Register, their power of attorney or appointment as proxy or corporate representative can be verified (as the case may be) and their attendance noted.

7 **Jointly held securities:** If ABB Grain Shares are jointly held, only one of the joint shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held ABB Grain Shares, only the vote of the shareholder whose name appears first on the ABB Grain Register will be counted.

8 **Voting in person:** To vote in person at the Scheme Meeting, ABB Grain Shareholders must attend the Scheme Meeting to be held at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009. The meeting will commence at 11.00am (Adelaide time).

9 **Voting by proxy:** An ABB Grain Shareholder entitled to attend and vote may appoint a proxy to attend and vote in their place. A proxy need not be an ABB Grain Shareholder. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If proportions or numbers are not specified, each proxy may exercise half the ABB Grain Shareholder's votes. Fractions of votes will be disregarded. Appointing a proxy will not preclude an ABB Grain Shareholder from attending the Scheme Meeting in person and voting at the meeting instead of their proxy.

To appoint a proxy, ABB Grain Shareholders should complete the relevant section of the Voting Form accompanying the Scheme Booklet. A Voting Form can also be requested by contacting Computershare.

For the appointment of a proxy to be effective, the Voting Form (together with any power of attorney or other authority under which the Voting Form is signed or a certified copy of that power of attorney or authority) must be completed and received by Computershare or ABB Grain by 11.00am on 7 September 2009.

A proxy of an ABB Grain Shareholder should bring a copy of the Voting Form (together with any power of attorney or other authority under which the Voting Form is signed or a certified copy of that power of attorney or authority) to the Scheme Meeting to assist with admission to the Scheme Meeting.

10 **Lodgement of Voting Forms:** A Voting Form must be:

- posted to Computershare in the reply paid envelope provided or, if you are outside of Australia or do not otherwise use the reply paid envelope, to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001, Australia;
- successfully transmitted by facsimile to Computershare on 1800 783 447 (free call from within Australia) or +61 3 9473 2555 (from outside Australia); or
- posted, delivered or successfully transmitted by facsimile to the registered office of ABB Grain,

so that it is received by no later than 11.00am on 7 September 2009.

11 **Voting by attorney:** An ABB Grain Shareholder entitled to attend and vote may appoint an attorney to attend the Scheme Meeting and vote on their behalf. An attorney need not be an ABB Grain Shareholder.

The power of attorney, or a certified copy of the power of attorney, should be lodged with Computershare before the Scheme Meeting or brought to the Scheme Meeting.

12 **Corporate representative:** To vote at the Scheme Meeting (other than by proxy or attorney), an ABB Grain Shareholder that is a corporation must appoint a person to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act, meaning that ABB Grain will require a certificate of appointment of the representative (or such other document as the Chairman of the Scheme Meeting considers sufficient, together with any power of attorney or other authority under which the certificate or other document is signed or a certified copy of that power of attorney or authority).

A form of certificate of appointment can be obtained from Computershare.

The certificate of appointment (together with any power of attorney or other authority under which the certificate is signed or a certified copy of that power of attorney or authority) should be lodged with Computershare prior to the Scheme Meeting or brought to the Scheme Meeting.

Appendix 5
Notice of Constitutional Amendment Meeting



NOTICE OF CONSTITUTIONAL AMENDMENT MEETING OF ABB GRAIN LTD ACN 084 962 130

NOTICE IS HEREBY GIVEN that a general meeting of members of ABB Grain Ltd ACN 084 962 130 (**ABB Grain**) will be held at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009 commencing at 12.15pm (Adelaide time) or immediately following the conclusion of the Scheme Meeting to be held on the same day, whichever time is later.

Purpose of the meeting
The purpose of the meeting is to consider and, if thought fit, agree to amend the ABB Grain Constitution to remove the 15% limit on the amount of issued share capital in ABB Grain that any one ABB Grain Shareholder (together with their associates) can hold.

As Viterra Australia intends to acquire 100% of the issued ordinary capital of ABB Grain pursuant to the proposed Scheme between ABB Grain and ABB Grain Shareholders, the Constitutional Amendment must take effect in order for the Scheme to become Effective.

The Constitutional Amendment is conditional upon the Scheme becoming Effective and, accordingly, will only take effect if the Scheme proceeds.

Resolution
To consider and, if thought fit, to pass the following resolution as a special resolution:

"That subject to approval by the Court of the scheme of arrangement between ABB Grain and the ABB Grain Shareholders, as more particularly set out in the Scheme Booklet of which the notice of this meeting forms part, Articles 5.5, 5.6 and 5.7 of the ABB Grain Constitution be deleted, with effect from the Effective Date."

By order of the Board of

ABB Grain Ltd
Ashley Roff

Company Secretary

30 July 2009

EXPLANATORY NOTES

These notes should be read in conjunction with this notice of meeting.

1 **General:** Capitalised terms used in this notice of meeting (and not otherwise defined in it) have the meanings set out in the Glossary contained in the Scheme Booklet of which this notice forms part.

This notice of meeting should be read in conjunction with the entire Scheme Booklet of which it forms part. The Scheme Booklet contains important information to assist ABB Grain Shareholders in determining how to vote on the proposed resolution.

2 **Required majority:** In accordance with section 136(2) of the Corporations Act, an amendment of the ABB Grain Constitution must be approved by a special resolution. This means the resolution must be passed by at least 75% of the votes cast by ABB Grain Shareholders entitled to vote on the resolution (whether in person or by postal vote, proxy, attorney or, in the case of corporate ABB Grain Shareholders, by a corporate representative).

3 **Voting entitlement:** Each person who is recorded in the ABB Grain Register as the holder of ABB Grain Shares as at 6.30pm (Adelaide time) on 7 September 2009 is entitled to attend and vote at the Constitutional Amendment Meeting.

4 **Articles proposed to be deleted from the ABB Grain Constitution**:

The text of the articles of the ABB Grain Constitution that are proposed to be deleted is as follows:

"5.5 Overriding Provision

(a) Articles 5.5, 5.6 and 5.7 apply despite anything else in these Articles.

(b) In Articles 5.5, 5.6 and 5.7:

(i) a person shall be taken to own a Voting Share if, and only if:

(A) that person has a relevant interest in the Voting Share; or

(B) an associate of that person has such a relevant interest in the Voting Share;

(ii) "associate" in relation to a person (the "primary person") means:

(A) if the primary person is a body corporate, a person who in relation to that body corporate is a person mentioned in Section 11(a), (b) or (c) of the Corporations Act;

Appendix 5 – Notice of Constitutional Amendment Meeting continued

(B) *if the primary person is a body corporate:*

- *a body corporate the primary person controls; or*
- *a body corporate that controls the primary person; or*
- *a body corporate that is controlled by an entity that controls the primary person;*

(C) *the person is a person with whom the primary person has, or proposes to enter into, a relevant agreement for the purpose of controlling or influencing the composition of the Company's board or the conduct of the Company's affairs; or*

(D) *the person is a person with whom the primary person is acting, or proposing to act, in concert in relation to the Company's affairs;*

(iii) *a person acquires Voting Shares in the Company if, and only if:*

(A) *the person acquires a relevant interest in those Voting Shares as a result of a transaction entered into by or on behalf of the person in relation to those Voting Shares, in relation to any other securities of the Company or in relation to securities of any other body corporate; or*

(B) *the person acquires any legal or equitable interest in securities of the Company or in securities of any other body corporate and, as a result of the acquisition, another person acquires a relevant interest in those Voting Shares.*

(iv) *a person disposes of Voting Shares if, and only if, having a relevant interest in those Voting Shares, the person ceases to have a relevant interest in those Voting Shares;*

(v) *"person" does not include the Company or any subsidiary of the Company;*

(vi) *a reference to the formation by the Directors of an opinion or a belief is a reference to an opinion or belief, as the case may be, formed by a simple majority of Directors in their absolute discretion present and voting at any meeting of Directors. The Directors shall not be obliged to provide to any person any reason or grounds for any such opinion or belief;*

(vii) *"Voting Share" means a Share that is a "voting share" for the purposes of the Corporations Act;*

(viii) *"body corporate", "relevant agreement", "relevant interest" and "securities" have the same meaning as those expressions have when used in the Corporations Act.*

5.6 *No more than 15% of Voting Shares*

(a) *A person shall not own more than 15 per cent of the Voting Shares.*

(b) *A person shall not acquire any Voting Shares if any person would, immediately after the acquisition, own more than 15 per cent of the Voting Shares.*

(c) *The Directors shall not allot any unissued Voting Shares if they are of the opinion that if those Voting Shares were allotted a person would contravene Article 5.6(a).*

(d) *Subject to the Corporations Act, the Directors shall decline to register any transfer or transmission of any Voting Shares if they are of the opinion that if the transfer or transmission were registered a person would contravene Article 5.6(a).*

(e) *The Directors shall not authorise the issue or allotment of any securities of the Company which, by virtue of any terms or conditions applicable to them, are convertible, or may be converted, into Voting Shares unless those terms or conditions provide that those securities may not be so converted by their holder if the Directors are of the opinion that such a conversion will result in a person contravening Article 5.6(a).*

(f) *A person who contravenes Article 5.6(a), and any person believed by the Directors to be a Member in respect of any Voting Share owned by the first mentioned person does not, while that contravention continues, have any right:*

(i) *to vote on any Voting Shares owned by that person at any general meeting of the Company or at any meeting of the holders of the Voting Shares. At any general or other meeting:*

(A) *a ruling by the chairman that a person does not have a right to vote for the reason set out in this paragraph shall be final and bind the person concerned; and*

(B) *no resolution shall be invalid by reason only that it is found later that a person voted on that resolution when that person did not have a right to vote at that meeting for the reason set out in this paragraph; and*

(ii) *to dividend or other distribution by the Company (including any distribution on a winding up of the Company) under these Articles in relation to any Voting Shares owned by that person.*

(g) *A Member who is paid a distribution by the Company to which a person is not entitled under Article 5.6(f)(ii) unless the Directors believe that such a Member was not aware that such person contravened Article 5.6(a) shall refund that payment to the Company promptly upon notice from the Company requiring that payment to be refunded. The Company has a first and paramount lien on any Voting Share (even if fully paid) on which a payment mentioned in this sub-article is made and may enforce that lien in the manner specified in Article 3.*

5.7 Directors may require disposition

(a) If the Directors are of the opinion that a person (in this Article 5.7 the "owner") contravenes Article 5.6(a), the Directors may cause a notice to be given to any person believed by the Directors to be a Member in respect of any Voting Share owned by the owner, requiring the disposal, within a period of not less than 28 days specified in the notice, of such number of Voting Shares as the notice may specify or, if the notice does not specify a number, so many of the Voting Shares held by that Member as the Directors may consider necessary to ensure that, after that disposal, the owner will not contravene Article 5.6(a).

(b) If the requirements of a notice given under Article 5.7(a) are not complied with, the Company may sell, in such manner and on such terms as the Directors in their absolute discretion determine, the number of Voting Shares specified in the notice or, if the notice did not specify a number, so many of the Voting Shares owned by the owner as the Directors may consider necessary to ensure that, after that sale, the owner will not contravene Article 5.6(a), and a transfer of any such Voting Shares signed by a Director for the purposes of giving effect to the sale shall be as valid and effectual as if signed by the Member in respect of the Voting Shares.

(c) The Company may receive and give a good discharge for the proceeds of a sale under Article 5.7(b), may pay or recoup out of those proceeds all costs and expenses of or incidental to the sale and shall pay the net amount to the person (the "former member") who immediately before the sale was the Member in respect of the Voting Shares sold.

(d) The Company shall not be bound to see to the application of the net amount paid to the former member under Article 5.7(c) and that amount may be paid by cheque posted to the former member at his address appearing in the register.

(e) The omission to give a notice to a person under Article 5.7(a) shall not affect the validity of a notice given to another person in respect of a Voting Share owned by the owner."

5 **How to vote:** Voting at the Constitutional Amendment Meeting will occur by poll, to be demanded by the Chairman of the Constitutional Amendment Meeting in accordance with Article 9.7 of the ABB Grain Constitution. ABB Grain Shareholders entitled to vote at the Constitutional Amendment Meeting may vote in one of the following ways:

- by attending the Constitutional Amendment Meeting and voting in person;
- by postal vote, by using the Voting Form accompanying the Scheme Booklet;
- by appointing a proxy to attend the Constitutional Amendment Meeting and vote on their behalf, using the Voting Form accompanying the Scheme Booklet;
- by appointing an attorney to attend the Constitutional Amendment Meeting and vote on their behalf; or
- in the case of bodies corporate, by appointing an authorised corporate representative pursuant to section 250D of the Corporations Act to attend the Constitutional Amendment Meeting and vote on their behalf.

6 **Attending the Constitutional Amendment Meeting:** ABB Grain Shareholders or their representatives who plan to attend the Constitutional Amendment Meeting and who are not attending the Scheme Meeting are asked to arrive at the venue at least 30 minutes prior to the time the Constitutional Amendment Meeting is to commence, so that their shareholding may be checked against the ABB Grain Register, their power of attorney or appointment as proxy or corporate representative can be verified (as the case may be) and their attendance noted.

7 **Jointly held securities:** If ABB Grain Shares are jointly held, only one of the joint shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held ABB Grain Shares, only the vote of the shareholder whose name appears first on the ABB Grain Register will be counted.

8 **Voting in person:** To vote in person at the Constitutional Amendment Meeting, ABB Grain Shareholders must attend the Constitutional Amendment Meeting to be held at the Holiday Inn Adelaide, 65 Hindley Street, Adelaide on 9 September 2009. The meeting will commence at 12.15pm (Adelaide time) or immediately following the conclusion or adjournment of the Scheme Meeting to be held on the same day, whichever time is later.

9 **Voting by postal vote:** To vote by postal vote, ABB Grain Shareholders should complete the relevant section of the Voting Form accompanying the Scheme Booklet. For a postal vote to be effective, the Voting Form must be completed and returned in accordance with the instructions set out on it by 11.00am (Adelaide time) on 7 September 2009. Please note, postal voting is available at the Constitutional Amendment Meeting in accordance with the ABB Grain Constitution. Postal voting is not available in respect of the Scheme Meeting, which is convened by the Court under the Corporations Act. However, ABB Grain Shareholders can submit a proxy by post in relation to the Scheme Meeting.

10 **Voting by proxy:** An ABB Grain Shareholder entitled to attend and vote may appoint a proxy to attend and vote in their place. A proxy need not be an ABB Grain Shareholder. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If proportions or numbers are not specified, each proxy may exercise half the ABB Grain Shareholder's votes. Fractions of votes will be disregarded. Appointing a proxy will not preclude an ABB Grain Shareholder from attending the Constitutional Amendment Meeting in person and voting at the meeting instead of their proxy.

Appendix 5 – Notice of Constitutional Amendment Meeting continued

To appoint a proxy, ABB Grain Shareholders should complete the relevant section of the Voting Form accompanying the Scheme Booklet. A Voting Form can also be requested by contacting Computershare.

For the appointment of a proxy to be effective, the Voting Form (together with any power of attorney or other authority under which the Voting Form is signed or a certified copy of that power of attorney or authority) must be completed and received by Computershare or ABB Grain by 11.00am (Adelaide time) on 7 September 2009.

A proxy of an ABB Grain Shareholder should bring a copy of the Voting Form (together with any power of attorney or other authority under which the Voting Form is signed or a certified copy of that power of attorney or authority) to the Constitutional Amendment Meeting to assist with admission to the Constitutional Amendment Meeting.

11 **Lodgement of a Voting Form:** A Voting Form must be:

- to Computershare in the reply paid envelope provided or, if you are outside of Australia or do not otherwise use the reply paid envelope, to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001, Australia;
- successfully transmitted by facsimile to Computershare on 1800 783 447 (free call from within Australia) or +61 3 9473 2555 (from outside Australia); or
- posted, delivered or successfully transmitted by facsimile to the registered office of ABB Grain,

so that it is received by no later than 11.00am (Adelaide time) on 7 September 2009.

12 **Voting by attorney:** An ABB Grain Shareholder entitled to attend and vote may appoint an attorney to attend the Constitutional Amendment Meeting and vote on their behalf. An attorney need not be an ABB Grain Shareholder.

The power of attorney, or a certified copy of the power of attorney, should be lodged with Computershare before the Constitutional Amendment Meeting or brought to the Constitutional Amendment Meeting.

13 **Corporate representative:** To vote at the Constitutional Amendment Meeting (other than by proxy, attorney or postal vote), an ABB Grain Shareholder that is a corporation must appoint a person to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act, meaning that ABB Grain will require a certificate of appointment of the representative (or such other document as the Chairman of the Constitutional Amendment Meeting considers sufficient, together with any power of attorney or other authority under which the certificate or other document is signed or a certified copy of that power of attorney or authority).

A form of certificate of appointment can be obtained from Computershare.

The certificate of appointment (together with any power of attorney or other authority under which the certificate is signed or a certified copy of that power of attorney or authority) should be lodged with Computershare prior to the Constitutional Amendment Meeting or brought to the Constitutional Amendment Meeting.

This page has been left blank intentionally.

ABB Grain Shareholders should read both Part A and Part B of this Scheme Booklet in their entirety before making a decision on whether or not to vote in favour of the Scheme and the Constitutional Amendment.

Corporate Directory

Company
ABB Grain Ltd (ACN 084 962 130)

Registered office
124–130 South Terrace
Adelaide SA 5000

Company secretary
Mr. Ashley Roff

Share registry
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide SA 5000

Legal adviser
Johnson Winter & Slattery
Level 10
211 Victoria Square
Adelaide SA 5000

Level 30
264 George Street
Sydney NSW 2000

Financial adviser
J.P. Morgan Australia Limited
Level 32
Grosvenor Place
225 George Street
Sydney NSW 2000

Independent Expert
KPMG Corporate Finance (Aust) Pty Ltd
151 Pirie Street
Adelaide SA 5000

Investigating Accountant
Deloitte Touche Tohmatsu
Grosvenor Place
225 George Street
Sydney NSW 2000

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